Form 10-K, Exhibit 13
period 1995-12-31
RLI CORP
filed 1996-03-26
CIK 84246

EXHIBIT 13

                               SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the eleven years ended December 31, 1995:



                                                                1985          1986          1987          1988          1989
--------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Gross sales                                           $161,273,603   195,805,801   151,492,336   143,785,384   149,230,331
  Total revenue                                          $69,619,102   111,029,407   106,846,379   104,279,172    89,984,262
  Net earnings (loss)                                     $4,321,537    10,978,773    13,965,174     7,253,913     8,200,264
  Growth in shareholder value                                  14.6%         30.1%         26.2%         14.4%         18.1%
  Net cash provided from operating activities            $43,186,139    31,600,447     9,151,857    27,742,205    22,801,043
  Net premiums written to statutory surplus                     194%          190%          156%          131%           96%
  GAAP combined ratio                                          101.3          93.5          84.4          96.1          97.8
  Statutory combined ratio                                     102.5          89.5          84.7          98.3          99.5


FINANCIAL CONDITION

  Total investments                                     $100,410,988   131,902,026   152,777,063   165,956,870   177,025,151
  Total assets                                          $283,575,812   321,883,748   364,740,628   372,492,257   402,906,191
  Unpaid losses and settlement expenses                 $119,457,576   159,383,894   194,707,865   217,230,839   230,523,717
  Long-term debt                                          $7,000,000     7,000,000     7,000,000     7,000,000     7,000,000
  Total shareholders' equity                             $36,310,127    49,291,745    57,763,851    64,026,271    70,276,175
  Statutory surplus                                      $37,037,118    54,063,188    57,453,264    60,151,725    68,571,173


SHARE INFORMATION (1)

  Earnings (loss) per share:
    Primary                                                     $.68          1.46          1.82           .97          1.14
    Fully-diluted (2)                                           $.68          1.46          1.82           .97          1.14
  Cash dividends declared per common share                      $.18           .22           .25           .27           .30
  Book value                                                   $4.84          6.37          7.73          8.57          9.94
  Closing stock price                                         $10.10         11.00          7.70          6.10          6.80
  Stock split                                                   167%          150%
  Weighted average number of common shares outstanding:
    Primary                                                6,348,426     7,526,375     7,704,938     7,475,369     7,189,076
    Fully-diluted (2)                                      6,348,426     7,526,375     7,704,938     7,475,369     7,189,076
  Common shares outstanding                                7,500,000     7,738,619     7,475,369     7,475,369     7,073,718
===============================================================================================


(1) Share and per share data have been restated to reflect the 5-for-4 stock split that occurred on June 21, 1995.
(2)  See note 1K to the consolidated financial statements.
(3) 1993 and 1994 information has been restated to include the accounts and results of Target Industries, Inc., acquired through merger in 1995. Years prior to 1993 have not been restated due to their immateriality. See note 1B to the consolidated financial statements.

                               SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the eleven years ended December 31, 1995:



                                                  1990          1991           1992       1993 (3)       1994 (3)           1995
                                                                                                       (restated)     (restated)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Gross sales                             $181,215,877   215,497,602    232,223,865    295,675,237    330,895,139    328,440,941
  Total revenue                             92,957,578   102,342,998    129,757,326    172,295,163    190,695,564    190,549,112
  Net earnings (loss)                       14,267,002    16,800,050     16,207,127     15,947,627    (4,775,871)      7,949,541
  Growth in shareholder value                    17.0%         28.1%          18.2%          21.2%         (5.9)%          23.9%
  Net cash provided from operating
   activities                               45,388,065    22,918,206     42,885,435     72,290,506     27,277,853     24,298,768
  Net premiums written to statutory
   surplus                                        112%           95%           110%            94%           108%            76%
  GAAP combined ratio                             85.1          85.2           91.4           97.2          116.9          107.5
  Statutory combined ratio                        92.2          91.6           95.8       87.9 (4)          116.9          106.5


FINANCIAL CONDITION

  Total investments                        213,160,198   237,932,089    283,299,088    403,642,919    416,532,508    474,589,614
  Total assets                             432,379,562   483,571,862    529,660,099    673,866,304    757,803,069    814,647,141
  Unpaid losses and settlement expenses    235,806,989   244,666,938    268,042,761    310,767,026    394,966,040    418,985,960
  Long-term debt                             7,000,000     7,000,000      7,000,000     53,000,000     52,255,000     46,000,000
  Total shareholders' equity                79,850,942    99,677,983    117,392,751    140,706,372    131,169,961    158,607,716
  Statutory surplus                         70,409,590    88,605,319    100,584,758    152,261,509    136,124,530    172,312,961


SHARE INFORMATION (1)

  Earnings (loss) per share:
    Primary                                       2.02          2.38           2.26       2.10 (5)         (0.61)           1.01
    Fully-diluted (2)                             2.02          2.38           2.26       2.00 (5)         (0.61)           1.01
  Cash dividends declared per common share         .34           .37            .40            .42            .45            .51
  Book value                                     11.29         14.09          16.30          18.25          16.71          20.20
  Closing stock price                            11.60         13.20          19.80          21.20          16.40          25.00
  Stock split                                                                                                               125%
  Weighted average number of common shares
   outstanding:
   Primary                                   7,073,718     7,073,718      7,158,890      7,599,563      7,786,186      7,849,799
   Fully-diluted (2)                         7,073,718     7,073,718      7,158,890      8,360,575      7,786,186      7,849,799
  Common shares outstanding                  7,073,718     7,073,718      7,201,343      7,711,065      7,849,443      7,850,882
================================================================================================================================


(1) Share and per share data have been restated to reflect the 5-for-4 stock split that occurred on June 21, 1995.
(2)  See note 1K to the consolidated financial statements.
(3) 1993 and 1994 information has been restated to include the accounts and results of Target Industries, Inc., acquired through merger in 1995. Years prior to 1993 have not been restated due to their immateriality. See note 1B to the consolidated financial statements.
(4) Contingent commission income recorded during 1993, from the cancellation of a multiple-year, retrospectively-rated reinsurance contract, reduced the statutory expense and combined ratio 10.3 points.
(5) Primary and fully-diluted earnings per share include $.22 per share and $.20 per share, respectively, related to the initial application of SFAS 109 "Accounting for Income Taxes."

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

RLI Corp. (the Company) is a holding company which, through its subsidiaries, underwrites specialty property and casualty insurance and provides a wide range of services and products to the ophthalmic industry.

The most significant segment of the Company is RLI Insurance Group (the Group), which provides specialty property and casualty coverages primarily for commercial risks. This segment accounted for 70.0% of the Company's total revenue for 1995. As a niche insurer, the Group offers products geared to the needs of those insureds generally overlooked by traditional insurance markets. The Group's product mix is split almost evenly between property and casualty coverages.

The property and casualty insurance business is cyclical and influenced by many factors, including price competition, economic conditions, natural disasters, interest rates, state regulations, court decisions, and changes in the law. One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs are fully known, because premiums are charged before claims are incurred.

Property insurance results are subject to the variability introduced by natural and man-made disasters such as earthquakes, fires and hurricanes. The Company's major catastrophe exposure is to losses caused by earthquakes, since 75.1% of the Company's 1995 total property premiums were written in California. The Company limits its net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events. Utilizing this approach, the Company attempts to limit its net aggregate exposure to a single catastrophic event to less than 10% of total shareholders' equity.

The casualty portion of the Group's business consists largely of Commercial and Personal Umbrella and General Liability coverages. In addition, the Group provides In-Home Business Owners coverage, Directors & Officers Liability, Employers Excess Indemnity (EEI-an alternative to the Texas state-run workers' compensation system) and Surety Bonds. The casualty book of business is subject to the risk of accurately estimating loss reserves since the ultimate disposition of a casualty claim may take several years to fully develop. The casualty line is additionally affected by evolving legislation and court decisions that define and expand the extent of coverage and the amount of compensation due for injuries or losses.

The ophthalmic segment, RLI Vision Corp. (RLI Vision), provides eyecare professionals with products and services to meet the needs of their practice. These include: wholesale distribution of soft contact lenses, spectacle frames and sunglasses; third party administration of extended service programs; manufacturing rigid gas permeable (RGP) contact lenses and spectacle lenses; and RLISYS practice management software.

The ophthalmic industry is extremely competitive and constantly evolving. In addition, it experiences some seasonal declines during the first and fourth quarters of the year. Recent advancements in technology have dramatically improved the outlook for consumers with vision problems. In order to thrive in this industry, a company must be highly efficient and extremely sensitive to the needs of the consumer.

The consolidated financial statements and related notes found on pages 32-49 should be read in conjunction with the following discussion.

SIGNIFICANT DEVELOPMENTS
NORTHRIDGE EARTHQUAKE


In September 1995, the Company strengthened loss reserves related to the January 17, 1994 Northridge Earthquake. While relatively minor development had occurred throughout the first six months of 1995, the third quarter claim-by-claim review indicated that greater future development was likely. The overall 1995 impact from the Northridge Earthquake was a reduction to after-tax earnings by $18.6 million or $2.37 per share.

This additional development resulted, in part, from hidden damages and increased business interruption losses on the Company's excess policies which, in 1994, were estimated by adjusters to be well within coverage limits of the primary and underlying excess layers. Also contributing to the increased development were unanticipated building code enactments, escalating construction costs, and the impact of reopened claims as a result of the involvement of public adjusters.

AVIATION DIVISION SALE
On February 1, 1995, the Company completed the sale of its aviation division, Aviation Underwriting Specialists (AUS), to AVEMCO Corporation of Frederick, Maryland, resulting in an immaterial gain to the Company. Soft market conditions, which are anticipated to continue, were the major cause of the division's downturn. AUS had generated $13.5 million in aviation insurance premiums in 1994, a portion of which the AVEMCO Group assumed through a reinsurance arrangement between AVEMCO Insurance Company and RLI Insurance Company.

OPHTHALMIC ACQUISITION
On May 4, 1995, the Company's subsidiary, RLI Professional Technologies, Inc., announced the acquisition through merger of Target Indus-tries, Inc., a wholesale optical goods distributor of contact lenses, Rx spectacles, frames, and sunglasses. As consideration, the Company issued 313,500 shares of its common stock and, accordingly, the transaction was accounted for as a pooling-of-interests. The combined entity operates under the name of RLI Vision Corp. The resulting operating and product synergies, along with the combined ability to provide $35 million in products and services, bode well for the future success of RLI Vision Corp.

STOCK SPLIT
In the second quarter of 1995, the Company announced a 5-for-4 stock split.

RESTATEMENT
As a result of the merger with Target Industries, Inc., financial information for 1993, 1994 and 1995 has been restated. Additionally, all share and per share data has been restated as a result of the stock split.

YEAR ENDED DECEMBER 31, 1995, COMPARED
TO YEAR ENDED DECEMBER 31, 1994

Consolidated gross sales -- which consist of gross premiums written, RLI Vision sales, net investment income and realized investment gains (losses) -- totaled $328.4 million, a 0.7% decline from 1994. Consolidated revenue for 1995 was $190.5 million, down 0.1% from 1994. These decreases were due to the discontinuation of lines of business and a re-underwriting of the property book of business resulting in a temporary decline in premiums. The specific declines from discontinued business were $4.1 million from contact lens and $11.3 million from Aviation. These decreases were partially offset by increases in investment income and capital gains.



--------------------------------------------------------------------------------
                   Year Ended December 31,
--------------------------------------------------------------------------------
Gross sales (in thousands)                 1993         1994        1995
--------------------------------------------------------------------------------
Gross premiums written                 $249,369     $279,428    $271,436
RLI Vision Corp. sales                   29,195       34,930      34,519
Net investment income                    16,857       20,132      22,029
Realized investment gains (losses)          254       (3,595)        457
--------------------------------------------------------------------------------
Total gross sales                      $295,675     $330,895    $328,441
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Net after-tax earnings for the Company were $8.0 million ($1.01 per share) in 1995 compared to a net after-tax loss in 1994 of $4.8 million ($.61 per share). The net after-tax impact of the Northridge Earthquake was a loss of $18.6 million ($2.37 per share) in 1995. The effect of the earthquake in 1994 was an after-tax loss of $25.0 million ($3.21 per share). The following table compares the Company's operating results for 1995 and 1994. Results are shown as actually reported as well as adjusted for the Northridge Earthquake. All amounts are shown in thousands, except per share data.


--------------------------------------------------------------------------------
                              Without Earthquake
--------------------------------------------------------------------------------
                                          1994      1995       1994      1995
Premiums earned                       $140,184  $133,468   $158,197  $134,695
Other revenue                           50,512    57,081     50,512    57,081
--------------------------------------------------------------------------------
Consolidated revenue                   190,696   190,549    208,709   191,776
--------------------------------------------------------------------------------
Loss and settlement expenses           101,642    85,890     80,466    58,552
Policy acquisition costs                47,106    43,042     48,416    43,042
All other expenses                      53,534    53,348     53,534    53,348
--------------------------------------------------------------------------------
Total expenses                         202,282   182,280    182,416   154,942
--------------------------------------------------------------------------------
Earnings (loss) before income taxes    (11,586)    8,269     26,293    36,834
Net earnings (loss)                     (4,775)    7,950     20,246    26,517
Primary net earnings (loss) per share    (0.61)     1.01       2.60      3.38
Operating earnings (loss) per share    $ (0.31)    $0.97      $2.90     $3.34
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


In 1994, the Company's Board of Directors did not authorize a contribution to the RLI Corp. Employee Stock Ownership Plan and Trust (ESOP). This decision reduced expenses and thereby enhanced 1994 after-tax earnings by $1.6 million ($.21 per share). Realized capital losses recognized in 1994 reduced after-tax earnings by $2.4 million ($.30 per share). Realized capital gains in 1995 increased after-tax earnings by $297,000 ($.04 per share).

RLI INSURANCE GROUP
While the effects of the Northridge Earthquake were still being felt in 1995, they were offset to a large extent by the outstanding results from ongoing operations of the Group. Including results from the earthquake, the Group's pretax loss was $9.9 million, which was an improvement of $13.8 million over the same period in 1994. The Group's overall property loss ratio, including Northridge, improved 23 points to 75 in 1995 compared to 1994, largely due to the elimination of unprofitable fire risks.

Gross written premiums of $271.4 million were down 2.9%, off slightly from 1994 results. This was due to the Group's re-underwriting efforts designed to reduce Difference In Conditions (DIC) exposure through reduced limits, fewer heavily exposed policies and attachment at higher levels on large risks. As this re-underwriting phase was completed toward the end of 1995, property premiums began to increase accordingly. The Group also reduced its fire book of business in selected areas by focusing on more profitable risks. Net premiums earned also declined 4.8% to $133.5 million. The discontinued Aviation and contact lens lines contributed to this decline.

Excluding the impact of the earthquake, the Group's pretax earnings increased 31.5% to $18.6 million from $14.2 million a year ago. This improvement was also reflected in the pre-quake combined ratio, calculated according to GAAP, which was 86.2 in 1995 compared to 91.1 in 1994. Favorable property loss experience contributed to this trend. While the pre-quake expense ratio increased slightly in 1995 due to the decline in earned premiums, actual operating expenses for the Group declined $6.0 million in 1995 compared to 1994. Of this amount, $5.3 million was attributable to policy acquisition costs where gross commission dropped $3.0 million due to the decline in gross written premiums for 1995. Other insurance expenses were lower due mostly to the sale of AUS, which resulted in 1995 expense savings of $2.1 million.

As described in note 6 of the consolidated financial statements, prior-year loss reserves developed unfavorably by $23.3 million. This reflects $27.3 million of development on the Northridge Earthquake claims alone. After adjusting for the earthquake, favorable development of $4.0 million would have occurred, compared to unfavorable development of $1.1 million in 1994. The 1995 pre-quake development constitutes 2.0% of the total reserves for net loss and settlement expenses.

RLI VISION CORP.
RLI Vision's 1995 revenue of $34.6 million was 1.8% higher than the $34.0 million attained in 1994. Revenue from ophthalmic products increased $892,000, or 3.5%. This includes contact lenses and other distribution products, which increased $754,000, or 3.5%, and the manufacturing of spectacle and RGP lenses, which increased $137,000, or 3.8%. License fees from RLISYS practice management software increased $370,000, or 36.3%, over 1994. Revenue for Vision Care Advantage (VCA), RLI Vision's managed care product, increased $109,000, or 457.9%, due to a heavy marketing emphasis during the latter half of 1995. Revenue from third party administration products, including Total Lens Care
(TLC) and Clear Advantage, decreased $609,000, or 8.5%, from 1994. This decrease was due to the downward trend of these services throughout the ophthalmic industry.

RLI Vision's pretax earnings for 1995 decreased 37.7% to $1.2 million from $1.9 million in 1994. Operating expenses increased by $1.3 million, or 4.1%, during 1995. This increase was largely attributable to the increase in cost of goods sold of $876,000, or 4.7%, related to the increase in sales of ophthalmic products. The operating expense increase was partially due to an increase of $214,000 in collection costs; and increase of $107,000 due to the increased marketing of VCA; and an increase of $221,000 in employee benefits from the participation in the subsidiary's newly formed 401(k). No comparable employee benefit contribution was made in 1994. Partially offsetting these increases was a reduction of $176,000 in marketing expenses, primarily due to TLC.

INVESTMENT INCOME
Net dividend and interest income increased 9.4% during 1995. The increase was due to the growth of assets throughout 1995 and from the reallocation of shorter term securities into higher yielding, longer term fixed-income securities. The Company realized $457,000 in capital gains in 1995 compared to $3.6 million in realized losses in 1994. During 1994, certain equity securities were sold at a net loss in order to recover $1.3 million in taxes paid on prior-year capital gains. The opportunity to recover a portion of these tax dollars would have expired at the end of 1994. Operating cash flows were down slightly for 1995, declining to $24.3 million from $27.3 million in 1994. All cash flows in excess of current needs were used to acquire fixed-income instruments, composed of intermediate term, high grade tax-exempt securities and U.S. government and agency securities.

The yields on the Company's fixed-income investments for the years ended December 31, 1994 and 1995, respectively, were as follows:


                    1994      1995
-----------------------------------
    Taxable        6.82%     6.84%
    Tax-exempt     5.25%     5.06%


Yields for 1995 declined as the bond market saw yields tumble nearly 200 basis points. As a result, cash flows invested in tax-exempt securities were invested at lower yields. The taxable segment of the portfolio saw a slight increase in yield through the inclusion of callable agencies in the portfolio.

The investment results of the Company for the last five years are shown in the following table. All amounts are shown in thousands.


-----------------------------------------------------------------------------------------------------
                                                                                       Tax Equivalent
                                                          Change in      Annualized      Annualized
                                                         Unrealized       Return on       Return on
              Average                        Realized    Appreciation      Average         Average
              Invested       Investment       Gains     (Depreciation)    Invested         Invested
Year          Assets(1)      Income(2)(3)    (Losses)(3)   (3)(4)          Assets           Assets
-----------------------------------------------------------------------------------------------------
1991          $225,546       $12,742          $1,234       $ 8,528          10.0%           11.0%
1992           260,616        13,483             921         3,546           6.9%            8.0%
1993           343,441        16,857             254         7,945           7.3%            8.3%
1994           410,058        20,133          (3,595)       (5,749)          2.6%            3.6%
1995           445,562        22,029             457        36,037          13.1%           14.0%
5-yr.         $338,133       $17,049          $ (146)      $10,061           8.0%            9.0%



(1) Average of amounts at beginning and end of year.
(2) Investment income, net of investment expenses, including non-debt interest expense.
(3) Before income taxes.
(4) Relates to available-for-sale fixed maturities and equity securities.
--------------------------------------------------------------------------------
                                          26

The annualized return for 1995 was greatly enhanced by the strong performance of our equity portfolio. During 1995, the equity portfolio had unrealized appreciation of $34.4 million.

INTEREST AND GENERAL CORPORATE EXPENSE
Interest expense on debt for 1995 was $3.3 million, down slightly from 1994. General corporate expenses dropped $753,000 in 1995 due primarily to the 1994 contribution of $1.0 million to Bradley University to establish an insurance chair as part of its curriculum.
INCOME TAXES
The Company's effective tax rate in 1995 was 3.9% on pretax earnings of $8.3 million. These earnings include $7.4 million of investment income which is wholly or partially exempt from federal income tax. In 1994, the loss before taxes was $11.6 million, with a tax benefit of $6.8 million, producing an effective rate of 58%. Non-taxable investment income for 1994 was $7.8 million. The Company had a net operating loss for tax purposes in 1994. The loss was carried back to 1991 to recover federal and state income taxes paid. In addition, the Company realized capital losses to be carried back as an offset to capital gains in previous years. As a result, the Company carried back $3.6 million in capital losses realized in 1994 and recovered $1.3 million of taxes paid in 1991, 1992, and 1993.

OUTLOOK FOR 1996

Aside from the recognition of additional earthquake development, the Company demonstrated strong ongoing earnings potential which bodes well for the coming year.

PROPERTY INSURANCE
The property line is projected to continue to represent about half of the total gross premium written by the Group. The Group anticipates that rates will remain steady throughout 1996. During 1995, exposure reduction and improvements in the overall reinsurance program were emphasized. Reinsurance rate reductions of 15% were achieved late in the year as the 1996 reinsurance placements were made. These savings were utilized to increase protection above existing layers, purchase a reinstatement cover, and buy lower level per risk coverage. These strategies are designed to reduce earnings volatility and better control the impact of earthquake and wind events in total. To illustrate, the total pretax loss from Northridge for 1994 and 1995 combined was $66.4 million. With the reduced exposure and improved reinsurance structure, the same event today would produce a total pretax loss of only $12.5 million.

CASUALTY AND OTHER LINES
The Commercial Umbrella, Directors and Officers Liability, and Personal Umbrella products are all expected to show continued increases in gross premium writings during 1996, before consideration of acquisition or addition of new product lines. Intense competition in the casualty market will likely discourage much rate improvement.

General Liability business is expected to show modest growth on current branch office products. However, new product development is expected to foster the bulk of overall growth in this line.

Although the Group's Surety business has, to date, comprised a small amount of the overall premium volume, the reported loss experience has been excellent. In 1996, to complement the existing distribution system, new ventures will be pursued to significantly increase the written premiums on this program.

RLI VISION CORP.
During 1996, RLI Vision expects to see revenue grow through the distribution of all ophthalmic products, including soft contact lenses, Rx spectacles, frames, sunglasses, RGP lenses and license fees from the RLISYS practice management software. Also, a recent increase in the marketing of the Vision Care Advantage
(VCA) product should produce an increase in revenue beginning in 1996.

The division continues to seek out possible acquisitions to enhance its current product line and overall profitability.

YEAR ENDED DECEMBER 31, 1994, COMPARED
TO YEAR ENDED DECEMBER 31, 1993

RLI INSURANCE GROUP
The effects of the Northridge Earthquake overshadowed what was otherwise an exceptional year for the Group. Gross premiums written surged to $279.4 million in 1994, a 12.1% increase over 1993. Net premiums earned in 1994 increased to $140.2 million, an 11.3% jump, despite the recognition of $18.0 million in ceded reinsurance reinstatement premiums as a result of the earthquake. The Group recorded a pretax loss of $23.7 million in 1994 compared to pretax earnings of $3.5 million in 1993. Losses and expenses caused by the earthquake reduced pretax earnings by $37.9 million. As a result of the earthquake, the combined ratio, calculated according to GAAP, hit 116.9, making 1994 the only year of the prior nine in which the ratio exceeded 100.

Net premiums earned, before the effects of the earthquake (pre-quake), increased 25.6%. The Company's property coverages saw rate increases of over 30% during 1994, with Difference In Conditions coverage regis-tering a rise of over 45% and Fire, a gain of approximately 10%. Also contributing to the growth in premiums earned was EEI, a new line of business in 1993, that made excellent progress during 1994. Lastly, the Company revised its property reinsurance program in 1994 and did not renew its multiple-year, retrospectively-rated reinsurance contracts. This essentially reduced both ceded premiums and ceded contingent commissions by $13.0 million.

The Group's pre-quake, pretax earnings increased to $14.2 million, more than four times the level reported in 1993. Earned premium growth and favorable loss experience were the primary reasons for the vast improvement. As a result, the pre-quake GAAP combined ratio declined to 91.1 in 1994 from 97.2 in 1993, the pre-quake loss ratio dropped to 50.9 in 1994 from 63.3 in 1993, and the pre-quake expense ratio increased to 40.2 in 1994 compared to 33.9 in 1993. The shift in the loss and expense ratios was caused by the revision of the property reinsurance program noted above. Had the same reinsurance program been in place during 1993, the 1993 loss and expense ratios would have approximated 57.4 and 40.1, respectively.

Pre-quake policy acquisition costs increased 75.2%, primarily because of the $13.0 million reduction in ceding contingent commissions. Excluding the impact from the change in the reinsurance program, pre-quake policy acquisition costs would have increased 19.2% in 1994. This increase was largely due to the increase in premiums earned along with changes in other ceding commissions. See note 3 of the consolidated financial statements for additional details on policy acquisition costs. Other insurance expenses were virtually unchanged from 1993.

The reserves for loss and settlement expenses held strong, minimizing the impact of reserve development on current operations. As described in note 6 of the consolidated financial statements, prior-year loss reserves developed unfavorably by $1.1 million in 1994, and favorably by $1.9 million in 1993. The 1994 development represents approximately half of one percent of the reserves for net loss and settlement expenses.

The Company has been successful in minimizing loss and settlement expense reserve development by writing predominantly short-to-medium-tail liability business, limiting its exposure to environmental liability, and constantly reviewing and monitoring loss reserve levels.

RLI VISION CORP.
RLI Vision's 1994 revenue of $34.0 million was 16.4% higher than the $29.2 million attained in 1993. A significant part of the increase was due to growth in TLC revenue. During 1994, TLC revenue increased by approximately $4.0 million as RLI Vision converted customers from the contact lens insurance product to TLC. Revenue from all ophthalmic distribution products and RLISYS licensing fees increased 10.0% in 1994, while revenue from other RLISYS products and extended services decreased 35.3% from 1993. This decrease was due primarily to the discontinuation of the unprofitable computer hardware product.

RLI Vision's pretax earnings for 1994 increased 54.1% to $1.9 million from $1.2 million in 1993. Operating expenses increased by $4.1 million, or 14.8%, during 1994. This increase was largely due to expenses related to the TLC product. Partially offsetting the increase in TLC expenses were decreased expenses on other products. Cost-control measures and the restructuring of the sales force during the third quarter of 1993 contributed significantly to these decreases.

Realignment and reduction of the sales territories decreased the number of sales representatives and regional managers by 28.6%. While revenue generated by products marketed through the sales force remained level in 1994, travel costs declined by $180,000. Commissions and other direct selling expenses incurred on the sale of computer hardware products decreased $610,000 during 1994. This decrease coincided with the reduction in revenue generated by this discontinued product. Also, since no ESOP contribution was made for 1994, RLI Vision's employee benefits were reduced by approximately $360,000.

INVESTMENT INCOME
Net dividend and interest income increased 19.4% during 1994. The increase was partly due to growth in invested assets during the second half of 1993 and throughout 1994. Proceeds from a $46.0 million convertible debt offering in July 1993, along with increased premium writings during 1993 and 1994, were the key contributors to this growth. The Company also recognized $3.6 million of realized capital losses in 1994 compared to $254,000 of realized gains in 1993. In the fourth quarter of 1994, the Company sold certain equity securities at a net loss in order to recover $1.3 million in taxes paid on prior-year capital gains. The opportunity to recover a portion of these tax dollars expired on December 31, 1994.

Operating cash flows were $27.3 million for 1994, even though the Company paid over $100 million to insureds for earthquake claims. Although cash flow was positive, it decreased by $45.0 million from 1993, thereby diminishing the potential growth of the Company's investment portfolio. Reinsurance recoveries on earthquake losses were being collected on a timely basis. These recoveries--coupled with increased premium production and short-term investments--provided adequate funding for all current obligations, thus eliminating any need to sell long-term securities to cover claim payments. All operating cash flows in excess of current needs were used to acquire fixed-income instruments, composed almost entirely of intermediate-term U.S. government and agency securities.

 The yields on the Company's fixed-income investments for the years ended December 31, 1993 and 1994, were as follows:


                    1993      1994
----------------------------------------------------------
    Taxable        6.94%     6.82%
    Nontaxable     5.46%     5.25%


Yields for 1994 decreased due to several factors. Fourth quarter 1993 cash flows were invested in fixed-income securities prior to February 1994, when interest rates started increasing. Short-term investments and practically all operating cash flows generated during the first nine months of 1994 were used to pay losses and expenses from the Northridge Earthquake. As a result, purchases of higher-rate, fixed-income securities were reduced. In addition, the fixed-income securities which matured during 1994 carried higher interest rates; consequently, the portfolio had a lower effective yield.

INTEREST AND GENERAL CORPORATE EXPENSE
Interest expense on debt for 1994 totaled $3.4 million, up $1.6 million from 1993. The increase was caused by the Company's issuance of convertible debentures on July 28, 1993. Interest expense on these debentures totaled $2.8 million in 1994 compared to $1.2 million in 1993.

General corporate expenses rose $1.2 million in 1994. The redefinition of general corporate expenses and a $1.0 million contribution to Bradley University were the primary contributors to the increase.

INCOME TAXES
During 1994, the Company had a loss before taxes of $11.9 million and a tax benefit of $6.9 million, or a 58.0% effective rate. This loss was net of investment income of $20.1 million. For federal income tax purposes, municipal bond interest and dividend income from equity securities are wholly or partially exempt. In 1994, $7.8 million of the investment income was exempt from federal income tax. In 1993, nontaxable investment income totaled $6.4 million, which reduced the taxable 1993 earnings to approximately $11.7 million. This resulted in $4.0 million in tax expense, a 22.1% effective tax rate on the 1993 book earnings.

The Company had a net operating loss for tax purposes in 1994. This loss was carried back to 1991 to recover federal and state income taxes paid. In addition, the Company realized capital losses to be carried back as an offset to capital gains in previous years. As a result, the Company carried back $3.6 million in capital losses realized in 1994 and recover $1.3 million of taxes paid in 1991, 1992 and 1993.

The Company adopted SFAS 109 on a prospective basis during the first quarter of 1993. As a result, in 1993 the Company recognized income of $1.7 million, or $.22 per share, through a cumulative "catch-up" adjustment. There was no material impact on federal income taxes as a result of the implementation of SFAS 109.

ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement provides guidance for the recognition of impairment losses related to long-lived assets and certain intangibles and related goodwill for (1) assets to be held and used and (2) assets to be disposed of. The Statement excludes financial instruments, deferred policy acquisition costs and deferred tax assets. For assets to be held and used, assets are to be reviewed when events or change in circumstances indicate the carrying amount of an asset may not be recoverable. If estimated future cash flows from the use and disposition of an asset are less than the carrying amount of the asset, recognition of an impairment loss is required. An impairment loss is determined by reducing the carrying amount of an asset to its fair value.

This statement is effective for fiscal years beginning after December 15, 1995. The Company believes that the adoption of this statement in 1996 will not have a material impact on its financial statements.

In October 1995, the FASB issued Statement 123, "Accounting for Stock-Based Compensation." The Statement applies to all transactions in which an entity acquired goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans (ESOPs). The Statement covers transactions with employees and nonemployees. A new method of accounting for stock-based compensation arrangements with employees is established by the Statement based on fair value rather than intrinsic value that is contained in APB Opinion No. 25 (Opinion 25). The Statement does not, however, require an entity to adopt the new fair value method for preparing its basic financial statements. Entities are allowed (1) to continue to use the Opinion 25 method or (2) to adopt the Statement's fair value based method. Entities not adopting the fair valued method are required to determine and disclose pro forma net income as if the fair value based method had been adopted.

The Statement's fair value based method measures the fair value of the stock compensation award, based on the stock price at the grant date, to which employees become entitled when they have rendered the requisite service or satisfied any other conditions necessary to earn the award (i.e. the award is vested). Total compensation is determined by multiplying the fair value of an award times the awards that ultimately vest.

The disclosure requirements of the Statement, including the pro forma information, are effective for financial statements for fiscal years beginning after December 15, 1995 (calendar 1996). The Company intends to continue to follow the intrinsic value based method according to Opinion 25 and disclose the fair value based method on a pro forma basis, beginning with the Company's December 31, 1996 financial statements.

LEGISLATION

NATURAL DISASTER ACT--Recent natural disasters such as Hurricane Andrew, the Midwestern floods and the Northridge Earthquake have sparked debate on the best way to provide affordable insurance coverage for such events. At this time, the Company supports the proposed Natural Disaster Act as the most desirable alternative.

CALIFORNIA EARTHQUAKE AUTHORITY--The California Insurance Commissioner has been authorized to establish a state residential earthquake program. The most recent proposals for the program include industry participation, investment of private capital and reinsurance commitments. As the Company writes an insignificant amount of residential homeowner's insurance, it does not appear that the legislation will impact the Company in any significant manner.

MCCARRAN-FERGUSON ACT--The repeal of the McCarran-Ferguson Act has long been a topic of considerable debate. Congress has conducted numerous hearings on the issue, but has taken no action. The current legislation is inclined to drop the proposal.

SUPERFUND REFORM (ENVIRONMENTAL LIABILITY)--Environmental liability and the methods of funding the cleanup of polluted sites received considerable attention in Congress during 1995. The Superfund Reform '95 Coalition lobbied for reform of the original law including full repeal of the retroactive liability standard. In the past, insurance industry supporters have suggested a general tax on all insurers to pay for the cleanup rather than requiring retroactive liability. The Company would not be significantly affected by any retroactive tax assessments since the Company did not write a large volume of liability insurance prior to 1984. However, if a tax is levied against current liability writers for prior pollution losses, the Company could have some tax exposure.

PROPOSITION 103 (RATE ROLLBACK INITIATIVE)--In November 1988, California voters approved Proposition 103, which requires insurance premium rates for certain lines of business to be rolled back twenty percent (20%) from the rates in effect in November 1987. As a result, in 1994 and 1993, the Company reduced pretax earnings by $71,280 and $416,400, respectively. No additional provision was made during 1995. The above amounts include interest for 1994 and 1993 in the amount of $71,280 and $259,200, respectively. The total amount of deferred premiums and interest accrued as of December 31, 1995, was $2.5 million.

The state of California maintains that the Company is not in compliance with Proposition 103 and that the required amount of premiums to be returned is $6.5 million plus accrued interest. The Company maintains it had reduced rates by 20% or more on its most significant lines of business. This reduction is at issue with the California Department of Insurance. While it is impossible to predict the outcome, Management believes that the amount accrued is adequate to cover the ultimate rollback, if any. The matter has been set for hearing in March of 1996.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the primary sources of the Company's liquidity have been funds generated from insurance premiums (operating activities) and investment income and maturing investments (investment activities). In addition, the Company has occasionally received funds from financing activities, such as the sale of Company treasury stock to the Employee Stock Ownership Plan; issuance of common stock or convertible debentures; and small, short term borrowings.

The Company maintains three sources of credit from two financial institutions: one $10.0 million secured and committed line of credit that cannot be canceled during its annual term; one $30.0 million secured line of credit that cannot be canceled during its annual term and one $3.0 million secured line of credit for obtaining letters of credit. At December 31, 1995, $2.8 million of the $10.0 million line of credit was outstanding which was used to fund the repayment of the 9.75% Industrial Development Bond that was called in December, 1995. Management believes that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient liquidity to meet the Company's anticipated needs over the next 12-24 months.

During 1995, the Company generated net operating cash flows of $24.3 million, down slightly from 1994's $27.3. Financing activities included net use of $3.5 million of funds to retire $6.3 million of long term debt. The majority of operating cash flows were added to the Company's investment portfolio.

The Company's fixed-income portfolio continues to be biased in favor of U.S. government and agency securities due to their high liquidity and almost risk-free nature. As part of its investment strategy, the Company attempts to avoid exposure to default risk by holding, almost exclusively, securities ranked in the top two grades of investment quality by Standard & Poor's and Moody's (i.e. AAA or AA). The Company's fixed-income portfolio consists of securities rated A or better, with 99% rated AA or better. Currently, 80.5% of the Company's fixed-income portfolio is non-callable. Those securities containing call features have been factored into the overall duration objectives of the portfolio and will not affect efforts to match assets with anticipated liabilities.

The Company follows a program of matching assets to anticipated liabilities to ensure its ability to hold securities until maturity. The Company's known debt and long-term accounts payable are added to the estimate of its unpaid losses and settlement expenses, by line of business. These anticipated liabilities are then factored against ultimate payout patterns and the resulting payout streams are fully funded with the purchase of fixed-income securities of like maturity. Management believes that interest rate risk can best be minimized by such asset/liability matching.

During 1995, the Company chose to reclassify $29.8 million of held-to-maturity debt securities to available-for-sale under the one-time exemption permitted by FASB without jeopardizing the status of the entire portfolio. Although it is likely the Company will hold these securities to maturity, they will provide an additional source of liquidity and can be used to react to future changes in the Company's asset/liability structure. The Company intends to hold 85% of the securities in the Company's fixed-income portfolio until their contractual maturity. These securities are classified as held-to-maturity and are carried at amortized cost. The remaining 15% are classified as available-for-sale and are carried at fair value; unrealized capital gains and losses on these securities are excluded from earnings and are recorded as a separate component of shareholders' equity, net of deferred income taxes.

Equity portfolios increased $49.9 million during 1995. The Company had net purchases of $15.0 million of common stock, while generating $472,000 in capital gains through the disposal of fully appreciated stocks. Portfolio appreciation during the year amounted to $34.4 million. The securities within the equity portfolio remain almost equally divided between conservative, blue-chip stocks growing with market indices, and fundamentally solid equities generating substantial dividend income.

The National Association of Insurance Commissioners (NAIC) has been working for several years on developing a model investment law. This law, which is expected to be passed in 1996, would regulate insurance company investments. The Company's current investment portfolio appears to be in compliance with the proposed model investment law. Management does not feel the proposed model law will affect its current strategies.

The NAIC has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The RBC standards became effective for 1994 annual statement filings. The Company continues to monitor its subsidiaries' internal capital requirements and the NAIC's RBC developments. The Company has determined that its capital levels are well in excess of the minimum capital requirements for all RBC action levels. Management believes that the Company's capital levels are sufficient to support the level of risk inherent in its operations.



                                                         CONSOLIDATED BALANCE SHEETS
December 31,                                                                               1994                1995
                                                                                     (restated)
------------------------------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------------------------------------------------
Investments:
 Fixed maturities:
  Held-to-maturity, at amortized cost
   (fair value--$234,986,609 in 1994 and $260,957,796 in 1995)                    $246,796,658        $251,637,536
  Available-for-sale, at fair value
   (amortized cost--$13,814,266 in 1994 and $43,990,338 in 1995)                    13,338,669          45,119,811
 Equity securities available-for-sale, at fair value
  (cost--$87,123,071 in 1994 and $102,580,834 in 1995)                             104,067,362         153,957,535
 Short-term investments, at cost which approximates fair value                      52,329,819          23,874,732
------------------------------------------------------------------------------------------------------------------------
 Total investments                                                                 416,532,508         474,589,614
Cash                                                                                 8,185,806           1,196,926
Accrued investment income                                                            5,166,083           5,854,731
Premiums and reinsurance balances receivable, net of allowances for
 insolvent reinsurers of $15,547,400 in 1994 and $16,336,146 in 1995                26,082,932          36,447,284
Ceded unearned premiums                                                             40,978,088          50,189,740
Reinsurance balances recoverable on unpaid losses and settlement expenses          199,736,796         197,337,466
Deferred policy acquisition costs                                                   19,208,212          15,806,911
Property and equipment, at cost, net of accumulated depreciation
 of $19,076,703 in 1994 and $21,565,315 in 1995                                     15,788,526          13,950,559
Income taxes--current                                                                3,315,467           2,619,811
Income taxes--deferred                                                               6,801,829
Other assets                                                                        16,006,822          16,654,099
------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                   $757,803,069        $814,647,141
========================================================================================================================
Liabilities and Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------
Liabilities:
 Unpaid losses and settlement expenses                                            $394,966,040        $418,985,960
 Unearned premiums                                                                 119,817,542         126,013,957
 Reinsurance balances payable                                                       39,859,746          37,744,456
 Income taxes--deferred                                                                                  4,904,394
 Notes payable, short-term                                                                               2,800,000
 Long-term debt:
  Convertible debentures                                                            46,000,000          46,000,000
  Industrial development bonds                                                       6,255,000
 Other liabilities                                                                  19,734,780          19,590,658
------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                626,633,108         656,039,425
------------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities
------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
 Common stock ($1 par value, authorized 12,000,000 shares,
  issued 6,762,905 shares in 1994 and 8,453,449 shares in 1995)                      6,762,905           8,453,449
 Paid-in capital                                                                    25,503,282          23,831,969
 Net unrealized appreciation of securities, net of tax                              10,910,294          34,334,524
 Retained earnings                                                                  91,394,229          95,378,097
 Treasury stock at cost (604,015 shares in 1994 and 602,567 shares in 1995)         (3,400,749)         (3,390,323)
------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                      131,169,961         158,607,716
------------------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                                     $757,803,069        $814,647,141
========================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

                         CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,                                               1993                        1994                    1995
                                                                 (restated)                  (restated)
------------------------------------------------------------------------------------------------------------------------------------
Net premiums earned                                            $125,989,278               $140,184,488             $133,468,133
RLI Vision Corp. revenue                                         29,194,823                 33,973,592               34,595,388
Net investment income                                            16,857,117                 20,132,585               22,029,081
Net realized investment gains (losses)                              253,945                 (3,595,101)                 456,510
------------------------------------------------------------------------------------------------------------------------------------
                                                                172,295,163                190,695,564              190,549,112
------------------------------------------------------------------------------------------------------------------------------------
Losses and settlement expenses                                   79,737,403                101,641,666               85,889,995
Policy acquisition costs                                         27,640,459                 47,106,098               43,042,045
Insurance operating expenses                                     15,062,838                 15,142,384               14,470,053
RLI Vision Corp. operating expenses                              27,989,084                 32,115,483               33,438,154
Interest expense on debt                                          1,855,697                  3,431,464                3,347,378
General corporate expenses                                        1,680,536                  2,845,289                2,093,034
------------------------------------------------------------------------------------------------------------------------------------
                                                                153,966,017                202,282,384              182,280,659
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and cumulative
 effect of change in accounting principle                        18,329,146                (11,586,820)               8,268,453
------------------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit):
 Current                                                         10,435,263                 (3,862,397)               1,225,889
 Deferred                                                        (6,388,744)                (2,948,552)                (906,977)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  4,046,519                 (6,810,949)                 318,912
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) before cumulative effect
 of change in accounting principle                               14,282,627                 (4,775,871)               7,949,541
Cumulative effect to January 1, 1993 of initial application
 of SFAS 109 "Accounting for Income Taxes"                        1,665,000
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                            $ 15,947,627               $ (4,775,871)            $  7,949,541
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
 Primary
  Net earnings (loss) per share before cumulative
   effect of change in accounting principle                           $1.88                     $(0.61)                   $1.01
  Cumulative effect to January 1, 1993 of initial application
   of SFAS 109 "Accounting for Income Taxes"                            .22
------------------------------------------------------------------------------------------------------------------------------------
  Primary net earnings (loss) per share                               $2.10                     $(0.61)                   $1.01
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
 Fully diluted
  Net earnings (loss) per share before cumulative
   effect of change in accounting principle                           $1.80                     $(0.61)                   $1.01
  Cumulative effect to January 1, 1993 of initial application
   of SFAS 109 "Accounting for Income Taxes"                            .20
------------------------------------------------------------------------------------------------------------------------------------
  Fully diluted net earnings (loss) per share                         $2.00                     $(0.61)                   $1.01
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding:
 Primary                                                          7,599,563                   7,786,004               7,849,799
 Fully diluted                                                    8,360,575                   7,786,004               7,849,799

The accompanying notes are an integral part of the consolidated financial statements.


                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                  Net
                                                                           Unrealized                     Treasury
                                            Common         Paid-in       Appreciation       Retained         Stock
Years ended December 31,                     Stock         Capital      of Securities       Earnings       at Cost          Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993 (restated)    $ 6,762,905     $21,409,616        $ 9,419,726    $86,971,422   $(5,864,428)  $118,699,241

Net earnings                                                                              15,947,627                   15,947,627
Treasury shares
 reissued
 (196,405 shares)                                        2,576,537                                       1,467,433      4,043,970
Net change in unrealized
 appreciation of
 securities                                                                 5,227,481                                   5,227,481
Dividends declared
 ($.42 per share)                                                                         (3,211,947)                  (3,211,947)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993 (restated)    6,762,905      23,986,153         14,647,207     99,707,102    (4,396,995)   140,706,372

Net loss                                                                                  (4,775,871)                  (4,775,871)
Treasury shares
 reissued
 (138,368 shares)                                        1,517,129                                         996,246      2,513,375
Unrealized appreciation of
 securities from adoption
 of SFAS 115                                                                  327,707                                     327,707
Net change in unrealized
 appreciation of available-
 for-sale securities                                                       (4,064,620)                                 (4,064,620)
Dividends declared
 ($.45 per share)                                                                         (3,537,002)                  (3,537,002)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994 (restated)    6,762,905      25,503,282         10,910,294     91,394,229    (3,400,749)   131,169,961

Net earnings                                                                               7,949,541                    7,949,541
Treasury shares
 reissued
 (1,448 shares)                                             23,241                                          10,426         33,667
5-for-4 stock split                      1,690,544      (1,694,554)                                                        (4,010)
Net change in unrealized
 appreciation of available-
 for-sale securities                                                       23,424,230                                  23,424,230
Dividends declared
 ($.51 per share)                                                                         (3,965,673)                  (3,965,673)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995             $ 8,453,449     $23,831,969        $34,334,524    $95,378,097   $(3,390,323)  $158,607,716
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS




Years ended December 31,                                          1993 (restated)      1994 (restated)              1995
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net earnings (loss)                                                 $15,947,627         $ (4,775,871)       $ 7,949,541

 Adjustments to reconcile net earnings (loss) to net cash
  provided by operating activities:
   Provision for insolvencies                                          1,163,278            1,000,000            613,296
   Net realized investment losses (gains)                               (253,945)           3,595,101           (456,510)
   Depreciation                                                        3,182,808            3,397,241          3,499,295
   Other items, net                                                      889,238           (5,646,076)          (119,261)
   Change in:
    Accrued investment income                                         (1,208,707)            (761,455)          (688,648)
    Premiums and reinsurance balances receivable
     (net of direct write-offs and commutations)                       3,398,291              145,383        (10,977,648)
    Reinsurance balances payable                                       4,821,929            9,090,049         (2,115,290)
    Ceded unearned premium                                             2,434,129           (7,308,036)        (9,211,652)
    Reinsurance balances recoverable on unpaid losses                 (7,616,802)         (54,528,764)         2,399,330
    Deferred policy acquisition costs                                 (7,639,187)            (485,817)         3,401,301
    Unpaid losses and settlement expenses                             42,724,265           84,199,014         24,019,920
    Unearned premiums                                                 15,289,456           13,785,231          6,196,415
    Income taxes:
     Current                                                           7,267,637          (11,479,595)           695,656
     Deferred                                                         (8,109,511)          (2,948,552)          (906,977)
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                           72,290,506           27,277,853         24,298,768
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
 Purchase of:
  Fixed maturities, held-to-maturity                                (110,827,936)         (64,032,621)       (59,029,702)
  Fixed maturities, available-for-sale                                                     (4,793,980)        (9,091,447)
  Equity securities, available-for-sale                              (35,344,941)         (18,979,331)       (32,221,842)
  Short-term investments, net                                        (10,527,372)          (7,267,683)
  Property and equipment                                              (2,443,332)          (4,045,374)        (2,186,892)
 Proceeds from sale of:
  Fixed maturities, held-to-maturity                                   5,211,541
  Fixed maturities, available-for-sale                                                      1,260,031          3,383,745
  Equity securities, available-for-sale                                2,879,335           22,481,402         17,187,726
  Short-term investments, net                                                                                 28,455,087
  Property and equipment                                                 164,333               73,462            525,564
 Proceeds from call or maturity of:
  Fixed maturities, held-to-maturity                                  36,339,029           46,181,373         25,234,977
  Fixed maturities, available-for-sale                                                      2,335,000          3,730,000
------------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                             (114,549,343)         (26,787,721)       (24,012,784)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
 Proceeds from issuance of debt                                       46,000,000                               2,800,000
 Payments on debt                                                                            (745,000)        (6,255,000)
 Fractional shares paid                                                                                            4,010
 Treasury shares reissued                                              4,043,970            2,513,375             33,667
 Cash dividends paid                                                  (3,132,338)          (3,461,217)        (3,849,521)
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                 46,911,632           (1,692,842)        (7,274,864)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                        4,652,795           (1,202,710)        (6,988,880)
Cash at beginning of year                                              4,735,722            9,388,516          8,185,806
------------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                  $ 9,388,516          $ 8,185,806        $ 1,196,926
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS: RLI Corp. is a holding company which, through its subsidiaries, underwrites specialty property and casualty insurance products and provides a wide range of products and services to the ophthalmic industry.

The property and casualty insurance segment, RLI Insurance Group (the Group), is composed primarily of two main insurance companies. RLI Insurance Company, the principal subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes multiple lines of insurance on an admitted basis in Kansas and surplus lines insurance in the remaining 49 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

The ophthalmic segment includes the operations of RLI Vision Corp. (RLI Vision) and its Canadian subsidiaries: RLI Planned Services Ltd. and RLI Insurance Agency Ltd. These companies offer a wide variety of products and services to the ophthalmic industry, including: wholesale distribution of soft contact lenses, spectacle frames and sunglasses; third party administration of extended service programs; manufacturing rigid gas permeable (RGP) contact lenses and spectacle lenses; and RLISYS practice management software.

B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities.

The consolidated financial statements include the accounts of RLI Corp. and its subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated.

On May 4, 1995, RLI Vision Corp. (formerly known as RLI Professional Technologies, Inc.), a wholly owned subsidiary of RLI Corp., acquired through merger, Target Industries, Inc., a wholesale optical goods distributor of contact lenses, Rx spectacles, frames and sunglasses, located in Cohasset, Massachusetts. As consideration, RLI Corp. issued 313,500 shares of its common stock. The combined enterprise is now doing business under the name of RLI Vision Corp. This business combination has been accounted for as a pooling-of-interests. The consolidated financial statements and related financial information for periods prior to the combination have been restated to include the accounts and results of operations of Target Industries, Inc.

Prior to the combination, the Target Industries, Inc. fiscal year ended June 30. In recording the pooling-of-interests combination, Target Industries, Inc. June 30 financial statements for the fiscal years 1993, 1994, and 1995, were adjusted to reflect a fiscal period ending December 31 for combination with RLI Corp.'s 1993 and 1994 financial statements.

The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized as follows.

------------------------------------------------------
                                  1993            1994
Net Sales Revenue:
RLI Corp.                 $155,124,621    $171,902,369
Target Industries, Inc.     17,170,542      18,793,195
------------------------------------------------------
Combined                  $172,295,163    $190,695,564
======================================================



                                  1993            1994
Net income (loss):
------------------------------------------------------
RLI Corp.                 $ 15,797,075     ($5,001,317)
Target Industries, Inc.        150,552         225,446
------------------------------------------------------
Combined                  $ 15,947,627     ($4,775,871)
=======================================================




Additionally, the accompanying consolidated balance sheet for the year ended December 31, 1994, has been restated to include the assets, liabilities, and equity of Target Industries, Inc. The net increase to RLI Corp.'s December 31, 1994 assets, liabilities, and equity was $5,501,935, $3,929,447, and $1,572,488, respectively, as a result of this merger.

Prior years' share and per share data have additionally been restated to reflect the 5-for-4 stock split that occurred on June 21, 1995.

C. SIGNIFICANT EVENT: On January 17, 1994, an earthquake occurred in the Northridge, California area. Losses incurred as a result of this earthquake represent the largest single loss event in the Company's history. The combined effects of the earthquake-- including losses, expenses and the reduction of revenue due to reinstatement of reinsurance coverages--reduced 1994 after-tax earnings by $25.0 million or $3.21 per share.

In September 1995, the Company strengthened loss reserves related to the Northridge Earthquake. While relatively minor development had occurred throughout the first six months of 1995, the third quarter claim-by-claim review indicated that greater future development was likely. The overall impact in 1995 of the Northridge Earthquake was a reduction to after-tax earnings by $18.6 million or $2.37 per share.

This additional development resulted in part from hidden damage and increased business interruption losses on the Company's excess policies which, in 1994, were estimated by adjusters to be well within the coverage limits of the primary and underlying excess layers. Also contributing to the increased development were unanticipated building code enactments, escalating construction costs, and the impact of reopened claims as a result of the involvement of public adjusters.

Following is a summary of the effects of the Northridge Earthquake. All amounts are shown in thousands, except per share data.

-------------------------------------------------------------------
Earthquake Impact                             1994           1995
-------------------------------------------------------------------
Premiums earned decrease                $(18,013)      $ (1,227)
-------------------------------------------------------------------
Consolidated revenue decrease            (18,013)        (1,227)
-------------------------------------------------------------------
Losses and settlement expense increase   (21,176)       (27,338)
Policy acquisition costs decrease           1,310
-------------------------------------------------------------------
Total expense increase                   (19,866)       (27,338)
-------------------------------------------------------------------
Loss before income taxes                 (37,879)       (28,565)
Net loss                                 (25,021)       (18,567)
Primary net loss per share                $(3.21)        $(2.37)
===================================================================




D. INVESTMENTS: Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires that investments in all debt securities and those equity securities with readily determinable fair values be classified into one of three categories: held-to-maturity, trading, or available-for-sale.

HELD-TO-MATURITY SECURITIES
Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. The Company has classified approximately 85% of its portfolio of debt securities as held-to-maturity.

TRADING SECURITIES
Debt and equity securities purchased for short-term resale are classified as trading securities. The Company holds no debt or equity securities in this category.

AVAILABLE-FOR-SALE SECURITIES
All other debt and equity securities not included in the above categories are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from earnings and reported as a separate component of shareholders' equity net of deferred income taxes. All of the Company's equity securities and approximately 15% of debt securities are classified as available-for-sale.

In December 1995, the Company reclassified $29.8 million of held-to-maturity debt securities to available-for-sale under the "one time exemption" permitted by the Financial Accounting Standards Board. This reclassification resulted in recording unrealized gains of $0.5 million, net of deferred income taxes.

Short-term investments are carried at cost, which approximates fair value.

The Company reviews the values of its investments in fixed maturities and equity securities on an ongoing basis. If this review shows that a decline in fair value is other than temporary, the Company's carrying value in the investment is reduced to its estimated realizable value through an adjustment to earnings. Realized gains and losses on disposition of investments are based on specific identification of the investments sold.

Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Dividends on equity securities are credited to earnings on the ex-dividend date.

E. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the appropriate liabilities, since the Company is not relieved of its legal liability to its policyholders.

The Company evaluates its reinsurance contracts for significant risk transfer. If a reinsurance contract is deemed to not transfer significant risk to the reinsurer, the contract is recorded using the deposit method of accounting. The Company has reviewed its reinsurance contracts for significant risk transfer and believes all contracts have been properly recorded in accordance with GAAP.

The Company continuously reviews and monitors the financial condition of its reinsurers. The Company's policy is to charge to current earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers. During 1993, 1994, and 1995, the Company provided $1,163,278, $1,000,000, and $613,296, respectively, for uncollectible reinsurance balances.

F. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related settlement expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on the Company. Based on the current assumptions used in calculating reserves, Management believes that the Company's overall reserve levels at December 31, 1995, are adequate to meet its future obligations.

G. REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on the monthly pro rata basis.

H. POLICY ACQUISITION COSTS: The costs of acquiring insurance premiums (principally commissions and brokerage, sales compensation, premium taxes, and other direct underwriting expenses), net of reinsurance com-missions received, are amortized over the life of the policies in order to properly match policy acquisition costs to the related premium revenue. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

I. PROPERTY AND EQUIPMENT: Property and equipment are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 40 years for buildings and improvements.

J. INCOME TAXES: The Company files a consolidated income tax return. Tax provisions are computed and apportioned to the subsidiaries on the basis of their taxable income.

Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." This statement requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has reported the cumulative effect of the change in the method of accounting for income taxes in the 1993 consolidated statement of earnings.

K. EARNINGS PER SHARE: Primary earnings per share are computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period.

Fully diluted earnings per share calculations are based on the weighted average number of shares of common stock and common stock equivalents outstanding for the period, assuming full conversion of all convertible debentures into common stock. Net earnings are adjusted for purposes of this calculation to eliminate interest and amortization of debt issuance costs on the convertible debentures, net of related income taxes. When the conversion of convertible debentures increases the earnings per share or reduces the loss per share, the effect on earnings is antidilutive. Under these circumstances the fully diluted net earnings or net loss per share is computed assuming no conversion of the convertible debentures.

L. FAIR VALUE DISCLOSURES: The following methods were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value. Fixed maturities and equity securities are valued using quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices of similar securities. Fair value disclosures for investments are included in note 2. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, accounts payable and short-term debt, their carrying amounts are reasonable estimates of fair value. Fair value of long-term debt is based on quoted market prices if available or quoted market prices of similar issues. Fair value disclosures for long-term debt are included in note 4.

M. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its financial statements. The more significant of those risks and uncertainties, as well as the Company's methods for mitigating, quantifying, and minimizing such, are presented below and throughout the notes to consolidated financial statements.

CATASTROPHE EXPOSURES
The Company's past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods, and windstorms are covered by certain of the Company's property policies. The Company has a concentration of such coverages in California (75.1% of gross property premiums written during 1995). Using computer-assisted modeling techniques, the Company quantifies and monitors its exposure to catastrophic events. The Company limits its risk to such catastrophes through the purchase of reinsurance. Utilizing the above, the Company attempts to limit its net aggregate exposure to a single catastrophic event to less than 10% of shareholders' equity.

ENVIRONMENTAL EXPOSURES
The Company is subject to environmental claims and exposures through its commercial umbrella, general liability and assumed reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, Management has sought to mitigate or control the extent of this exposure through the following methods: 1) the Company's policies include pollution exclusions that have been continually updated to further strengthen the exclusion; 2) the Company's policies primarily cover moderate hazard risks; and 3) the Company began writing this business after the industry became aware of the potential pollution liability exposure.

The Company has made loss and settlement expense payments on environmental liability claims and has loss and settlement expense reserves for others. The Company includes this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses and related "incurred but not reported" loss and settlement expense reserves.

Although historical experience on environmental claims may not accurately reflect future environmental exposures, the Company has used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 6.

REINSURANCE
Reinsurance does not discharge the Company from its primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, the Company would be liable. The Company reviews and monitors the financial condition of prospective and existing reinsurers. As a result, the Company currently attempts to purchase reinsurance from a limited number of financially strong reinsurers. The Company provides a reserve for reinsurance balances deemed uncollectible.

FINANCIAL STATEMENTS
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Management continually updates its estimates as additional data becomes available and adjusts the financial statements as deemed necessary. Other estimates such as the recoverability of reinsurance balances and deferred policy acquisition costs are constantly monitored, evaluated, and adjusted. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on Management's expectations of future events.

EXTERNAL FACTORS
The Company's insurance subsidiaries are highly regulated by the states in which they are incorporated, as well as states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments, and regulate rates insurers may charge for various products. The Company is also subject to insolvency and guarantee fund assessments for policyholder losses covered by insolvent insurers. The Company generally accrues the full amount of the assessment upon notification.

The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The RBC standards became effective for annual statement filings beginning December 31, 1994. The Company continues to monitor its subsidiaries' internal capital requirements and the NAIC's RBC developments. The Company has determined that its capital levels are well in excess of the minimum capital requirements for all RBC action levels. Management believes that the Company's capital levels are sufficient to support the level of risk inherent in its operations.

2.  INVESTMENTS

A summary of net investment income is as follows:

-------------------------------------------------------------------------------
                                            1993         1994             1995
Interest on fixed maturities         $13,029,859  $15,311,817      $17,333,118
-------------------------------------------------------------------------------
Dividends on equity securities         3,976,593    5,290,715        5,444,146
Interest on short-term investments     2,189,198    1,846,881        1,893,693
Gross investment income               19,195,650   22,449,413       24,670,957
Less investment expenses               2,338,533    2,316,828        2,641,876
-------------------------------------------------------------------------------
Net investment income                $16,857,117  $20,132,585      $22,029,081

================================================================================

Pretax net realized investment gains (losses) and net changes in unrealized appreciation/depreciation of investments for the years ended December 31 are summarized as follows:

--------------------------------------------------------------------------------
                                      1993                1994             1995
--------------------------------------------------------------------------------
Net realized investment gains (losses)
 Fixed maturities
  Held-to-maturity            $    46,677        $     79,124        $(21,428)
  Available-for-sale                                   27,217            6,324
 Equity securities                207,268         (3,701,442)          471,614
--------------------------------------------------------------------------------
                                  253,945         (3,595,101)          456,510
--------------------------------------------------------------------------------
Net changes in unrealized
 appreciation/depreciation on investments
  Fixed maturities
   Held-to-maturity             3,664,847        (22,112,459)       21,130,309
   Available-for-sale                               (475,597)        1,605,070
  Equity securities             7,945,381         (5,273,316)       34,432,410
--------------------------------------------------------------------------------
                               11,610,228        (27,861,372)       57,167,789
--------------------------------------------------------------------------------
Net realized investment gains (losses)
 and changes in unrealized
 appreciation/depreciation
  on investments              $11,864,173       $(31,456,473)      $57,624,299
================================================================================


Net unrealized appreciation on fixed maturity securities declined significantly during 1994, due primarily to climbing interest rates, not the result of issuer credit concerns. The higher interest rate environment and overall market pressures forced our interest-sensitive equity securities lower in 1994, thus reducing net unrealized appreciation. However, with the upturn in the market and general interest rate declines during 1995, the Company's fixed-income and equity securities posted substantial increases in unrealized appreciation, rebounding well beyond pre-1994 levels.

Below is a summary of the disposition of fixed maturities for the years ended December 31, with separate presentations for sales and calls/maturities.

Sales
-----------------------------------------------------------------------------------
                          Proceeds           Gross Realized          Net Realized
                         from sales       Gains          Losses       gain (loss)
-----------------------------------------------------------------------------------
1993                    $5,211,541        $9,222         $(479)          $8,743
1994
Available-for-sale       1,260,031                        (603)           (603)
1995
Available-for-sale       3,383,745        15,447        (7,875)           7,572
==================================================================================


Calls/Maturities
----------------------------------------------------------------------------------
                      Proceeds from           Gross Realized         Net Realized
                     calls/maturities      Gains        Losses        gain (loss)
----------------------------------------------------------------------------------
1993                   $36,339,029      $ 41,848       $(3,914)        $ 37,934
1994
Held-to-maturity        46,181,373       107,106       (27,982)          79,124
Available-for-sale       2,335,000        28,773          (953)          27,820
1995
Held-to-maturity        25,234,977        11,567       (32,997)        (21,428)
Available-for-sale       3,730,000                      (1,248)         (1,248)
===================================================================================



The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 1994 and 1995. Estimated fair values for fixed maturity and equity securities are based on quoted market prices where available, or on values obtained from independent pricing services.


-----------------------------------------------------------------------------------------------------
                                              Amortized    Estimated            Gross Unrealized
                                                Cost       Fair Value        Gains            Losses
-----------------------------------------------------------------------------------------------------
1994
Held-to-maturity
U.S. governments                         $152,481,172   $143,898,057   $   638,161    $ (9,221,276)
Foreign governments                           496,511        493,875                        (2,636)
States, political subdivisions & revenues  93,818,975     90,594,677       248,202      (3,472,500)
----------------------------------------------------------------------------------------------------
Total held-to-maturity                   $246,796,658   $234,986,609   $   886,363    $(12,696,412)
----------------------------------------------------------------------------------------------------
Available-for-sale
U.S. governments                         $ 11,161,851   $ 10,847,456    $      242     $  (314,637)
States, political subdivisions & revenues   2,652,415      2,491,213                      (161,202)
----------------------------------------------------------------------------------------------------
Fixed maturities                           13,814,266     13,338,669           242        (475,839)
Equity securities                          87,123,071    104,067,362    19,603,431      (2,659,140)
----------------------------------------------------------------------------------------------------
Total available-for-sale                  100,937,337    117,406,031    19,603,673      (3,134,979)
----------------------------------------------------------------------------------------------------
Total                                    $347,733,995   $352,392,640   $20,490,036    $(15,831,391)
====================================================================================================


----------------------------------------------------------------------------------------------------
                                           Amortized      Estimated            Gross Unrealized
                                              Cost       Fair Value        Gains            Losses
----------------------------------------------------------------------------------------------------
1995
Held-to-maturity
U.S. governments                         $148,846,846   $156,517,125   $ 7,767,238      $  (96,959)
Foreign governments                           498,208        509,260        11,052
States, political subdivisions & revenues 102,292,482    103,931,411     1,735,159         (96,230)
----------------------------------------------------------------------------------------------------
Total held-to-maturity                   $251,637,536   $260,957,796   $ 9,513,449      $ (193,189)
----------------------------------------------------------------------------------------------------
Available-for-sale
U.S. governments                         $ 33,730,335   $ 34,767,197   $ 1,126,476      $  (89,614)
States, political subdivisions & revenues  10,260,003     10,352,614       108,283         (15,672)
----------------------------------------------------------------------------------------------------
Fixed maturities                           43,990,338     45,119,811     1,234,759        (105,286)
Equity securities                         102,580,834    153,957,535    51,700,372        (323,671)
----------------------------------------------------------------------------------------------------
Total available-for-sale                  146,571,172    199,077,346    52,935,131        (428,957)
----------------------------------------------------------------------------------------------------
Total                                    $398,208,708   $460,035,142   $62,448,580     $  (622,146)
====================================================================================================



The amortized cost and estimated fair value of fixed maturity securities at December 31, 1995, by contractual maturity, are shown as follows. Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.


------------------------------------------------------------------------------
                                          Amortized Cost  Estimated Fair Value
------------------------------------------------------------------------------
Held-to-maturity
Due in one year or less                  $ 14,622,708         $ 14,772,295
Due after one year through five years      99,177,271          103,642,779
Due after five years through ten years    116,413,697          120,054,838
Due after ten years                        21,423,860           22,487,884
------------------------------------------------------------------------------
                                         $251,637,536         $260,957,796
------------------------------------------------------------------------------
Available-for-sale
Due in one year or less                  $  3,007,431         $  3,015,964
Due after one year through five years      22,479,070           23,575,952
Due after five years through ten years     18,503,837           18,527,895
------------------------------------------------------------------------------
                                         $ 43,990,338         $ 45,119,811
------------------------------------------------------------------------------


At December 31, 1994, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $10,910,294. This amount was net of deferred taxes of $5,558,400. At December 31, 1995, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $34,334,524. This amount is net of deferred taxes of $18,171,600.

The Company is party to a securities lending program whereby fixed-income and equity securities are loaned to third parties, primarily major brokerage firms. As of December 31, 1994 and 1995, fixed maturities with a fair value of $69,995,135 and $59,511,640, respectively, were loaned. Addi-tionally, at December 31, 1994, the Company had loaned $1,726,601 of equity securities. Agreements with custodian banks facilitating such lending require a minimum of 102% of the value of the loaned securities to be separately maintained as collateral for each loan. To further minimize the credit risks related to this lending program, the Company monitors the financial condition of counter parties to these agreements.

As required by law, certain fixed maturities and short-term investments amounting to $21,699,946 at December 31, 1995, were on deposit with either regulatory authorities or banks. Additionally, the Company has certain fixed maturities held in trust amounting to $10,927,015 at December 31, 1995. These funds cover net premiums, losses, and expenses related to a property and casualty insurance program.

The Company does not invest in derivative securities or collateralized mortgage obligations (CMOs).

3.  POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:


------------------------------------------------------------------------------------------------
                                                              1993           1994           1995
------------------------------------------------------------------------------------------------
Deferred policy acquisition costs, beginning of year  $11,083,208    $18,722,395    $19,208,212
------------------------------------------------------------------------------------------------
Deferred:
 Direct commissions                                    41,633,710     47,187,978     44,232,003
 Premium taxes                                          4,323,682      4,135,567      4,185,861
 Other direct underwriting expenses                    14,729,245     12,088,813     12,122,153
 Ceding commissions                                  (14,262,107)   (16,939,817)   (24,666,527)
------------------------------------------------------------------------------------------------
Net deferred                                           46,424,530     46,472,541     35,873,490
------------------------------------------------------------------------------------------------
Amortized                                              38,785,343     45,986,724     39,274,791
------------------------------------------------------------------------------------------------
Deferred policy acquisition costs, end of year        $18,722,395    $19,208,212    $15,806,911
================================================================================================



Policy acquisition costs:
 Amortized to expense                                  38,785,343     45,986,724     39,274,791
Period costs:
 Ceding commission--contingent(1)                    (12,967,381)         60,227      (456,527)
 Other                                                  1,822,497      1,059,147      4,223,781
------------------------------------------------------------------------------------------------
Total policy acquisition costs                        $27,640,459    $47,106,098    $43,042,045
================================================================================================




(1) During 1993 the Company participated in various reinsurance contracts that included contingent commissions. The Company did not renew these contracts in 1994, resulting in an increase in net policy acquisition costs and a decrease in ceded earned premiums.

4.  LONG-TERM DEBT

On July 28, 1993, the Company issued $46 million of 6.0% convertible debentures which mature July 15, 2003, and pay interest semi-annually. The Company received $45,080,000 in net proceeds from the issue ($46,000,000 principal less $920,000 of underwriting costs incurred) of which $30,500,000 has been contributed to the insurance subsidiaries to increase underwriting capacity and facilitate expansion of their business. The balance was retained for general corporate purposes, including debt service and the payment of dividends. All convertible debentures, unless previously redeemed, are convertible at the option of the holder at any time prior to maturity, into RLI Corp. common stock at an adjusted conversion price of $26.00 per share, subject to further adjustment in certain events. The Company has the option to redeem the convertible debentures, in whole or in part, on or after July 15, 1997, at specified redemption prices, plus accrued interest to redemption date. The convertible debentures are general unsecured obligations of the Company and rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The convertible debentures include various covenants with which the Company has complied. These covenants are basic in nature and include maintenance of properties, payment of taxes, limitations on issuance or disposition of RLI Corp. stock or the stock of material subsidiaries, and limitations on liens. The fair value of the convertible debentures at December 31, 1995, was $47,840,000.

On December 1, 1995, the Company retired its entire 9.75% Industrial Development Bond of $6,255,000. This tax-exempt issue was obtained by the Company on December 27, 1985, and proceeds were used by the Company to finance a portion of the acquisition, construction and equipping of an addition to the home office building and related facilities located in Peoria. The retirement of the debt included a scheduled principal payment of $815,000, along with the execution by the Company of its first available call provision, to call the remaining debt of $5,440,000 at a 102 call premium. The call was financed in part with available cash, along with short term borrowings totaling $2,800,000.

Interest paid on outstanding debt for 1993, 1994, and 1995 amounted to $682,500, $3,345,714, and $3,372,479, respectively.

The Company maintains three sources of credit from two financial institutions: one $10.0 million secured and committed line of credit that cannot be canceled during its annual term; a $30 million secured line of credit that cannot be canceled during its annual term; and a $3.0 million secured line of credit available for the issuance of letters of credit. As of December 31, 1995, $2.8 million of the $10.0 million line of credit was outstanding at a variable rate of 6.48%. It is anticipated that these short-term borrowings will be repaid during the first quarter 1996.

5.  REINSURANCE

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies and various pools and associations of which they are members. A large portion of the reinsurance is effected under reinsurance contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are excess of loss and catastrophe reinsurance contracts which protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements provide greater diversification of business and serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.

Through the purchase of reinsurance, the Company generally limits the loss on any individual risk to $1.0 million. Additionally, through extensive use of computer-assisted modeling techniques, the Company monitors the concentration of risks exposed to catastrophic events (predominantly earthquakes). The Company seeks to limit its estimated net aggregate exposure to a single catastrophic event to less than 10% of shareholders' equity.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:


-----------------------------------------------------------------------------------------
Written                                          1993           1994           1995
-----------------------------------------------------------------------------------------
Direct                                      $248,944,184   $279,410,212   $270,887,545
Reinsurance assumed                              425,168         17,905        548,601
Reinsurance ceded                           (105,838,301)  (132,766,433)  (140,983,251)
-----------------------------------------------------------------------------------------
Net                                         $143,531,051   $146,661,684   $130,452,895
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Earned                                           1993           1994           1995
-----------------------------------------------------------------------------------------
Direct                                      $233,757,304   $265,453,514   $264,651,370
Reinsurance assumed                              504,463        189,371        588,362
Reinsurance ceded                           (108,272,489)  (125,458,397)  (131,771,599)
-----------------------------------------------------------------------------------------
Net                                         $125,989,278   $140,184,488   $133,468,133
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Losses and settlement expenses incurred          1993           1994           1995
-----------------------------------------------------------------------------------------

Direct                                      $131,276,131   $280,126,708   $160,294,644
Reinsurance assumed                              348,478       (349,972)       809,657
Reinsurance ceded                            (51,887,206)  (178,135,070)   (75,214,306)
-----------------------------------------------------------------------------------------
Net                                         $ 79,737,403   $101,641,666   $ 85,889,995
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------


The Company was party to multiple-year, retrospectively-rated reinsurance contracts through 1993. These contracts included provisions for additional premiums to be paid to the reinsurer, or amounts to be returned to the Company in the form of contingent commissions based on cumulative loss experience. In 1993, the Financial Accounting Standards Board's Emerging Issues Task Force
(EITF) issued Consensus No. 93-6, "Accounting and Reporting for Multiple-Year, Retrospectively-Rated Reinsurance Contracts by Ceding and Assuming Enterprises" (EITF 93-6). According to EITF 93-6 an asset should be recognized by the ceding enterprise for amounts due from the reinsurer relating to experience to date under those contracts. Accordingly, the Company recognized an asset for contingent commissions due from reinsurers based on experience under these contracts. During December 1993, the Company cancelled its multiple-year, retrospectively-rated reinsurance contracts.

At December 31, 1995, the Company had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses with American Re-Insurance Company (rated A+ "superior" by A.M. Best Company) and Lloyds of London that amounted to $50,886,661 and $19,593,757, respectively. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 10% of shareholders' equity.

6.  UNPAID LOSSES AND SETTLEMENT EXPENSES

The following table is a reconciliation of the Company's liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 1995. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years' estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).


---------------------------------------------------------------------------------------------
                                                          Year Ended December 31,
(In thousands)                                       1993           1994           1995
---------------------------------------------------------------------------------------------

Unpaid losses and LAE at beginning of year:
  Gross                                            $268,043       $310,767       $394,966
  Ceded                                            (137,591)      (145,208)      (199,737)
---------------------------------------------------------------------------------------------
  Net                                               130,452        165,559        195,229
---------------------------------------------------------------------------------------------
Increase (decrease) in incurred losses and LAE:
Current accident year                                81,589        100,535         62,619
Prior accident years                                 (1,852)         1,107         23,271
---------------------------------------------------------------------------------------------
Total incurred                                       79,737        101,642         85,890
---------------------------------------------------------------------------------------------

Loss and LAE payments for claims incurred:

Current accident year                               (18,743)       (36,501)       (10,600)
Prior accident years                                (24,726)       (36,026)       (48,023)
---------------------------------------------------------------------------------------------
Total paid                                          (43,469)       (72,527)       (58,623)
---------------------------------------------------------------------------------------------
Insolvent reinsurer charge off                         (221)           643            514
Loss reserves commuted                                 (940)           (88)        (1,376)
---------------------------------------------------------------------------------------------
Net unpaid losses and LAE at end of year            165,559        195,229        221,648
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

Unpaid losses and LAE at end of year:
  Gross                                             310,767        394,966        418,986
  Ceded                                            (145,208)      (199,737)      (197,338)
---------------------------------------------------------------------------------------------
  Net                                              $165,559       $195,229       $221,648
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

During 1993 and 1994, overall development on prior accident-year loss and settlement expense reserves was insignificant to operating results and recorded loss and settlement expense reserves. For 1995, however, prior accident-year development has been significantly impacted by the effects of the 1994 Northridge Earthquake. As previously discussed in note 1, the Company experienced $27.3 million of loss development from this event during calendar year 1995.

The Company is subject to environmental claims and exposures through its commercial umbrella, general liability, and assumed reinsurance lines of business. Within these lines, the Company's environmental exposures include environmental site cleanup, asbestos removal, and mass tort liability. The majority of the exposure is in the excess layers of the Company's commercial umbrella and assumed reinsurance books of business.

The following table represents inception-to-date paid and unpaid data (including incurred but not reported losses) for the periods ended 1994 and 1995:


-------------------------------------------------------------------------------
                               Inception-to-date December 31,
(In thousands)                                          1994      1995
-------------------------------------------------------------------------------
Loss and LAE payments for claims incurred
  Gross                                               $ 3,549   $ 5,117
  Ceded                                                (2,933)   (3,842)
-------------------------------------------------------------------------------
  Net                                                 $  616    $ 1,275
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Unpaid losses and LAE at end of year
  Gross                                               $15,519   $20,154
  Ceded                                                (9,875)  (13,398)
-------------------------------------------------------------------------------
  Net                                                 $ 5,644   $ 6,756
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


Although the Company's environmental exposure is limited as a result of entering the liability lines after the industry had already recognized it as a problem, Management cannot determine the Company's ultimate liability within any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability, and standards of cleanup. Additionally, the Company participates primarily in the excess layers, making it even more difficult to assess the ultimate impact.

7.  INCOME TAXES

As discussed in note 1J, the Company adopted SFAS 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $1,665,000 was determined as of January 1, 1993, and is reported separately in the consolidated statement of earnings for the year ended December 31, 1993.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.


----------------------------------------------------------------------------------------------
                                                       1993           1994          1995
----------------------------------------------------------------------------------------------
Deferred tax assets:
 Tax discounting of claim reserves              $13,589,724    $15,402,122    $15,635,860
 Unearned premium offset                          5,065,358      5,419,657      5,307,695
 Other, net                                       1,498,805      2,060,970      2,365,467
----------------------------------------------------------------------------------------------
                                                 20,153,887     22,882,749     23,309,022
  Less valuation allowance                         (300,000)      (300,000)      (300,000)
----------------------------------------------------------------------------------------------
  Total deferred tax assets                     $19,853,887    $22,582,749    $23,009,022
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Deferred tax liabilities:
 Net unrealized appreciation of securities      $ 7,776,109    $ 5,764,109    $18,171,600
 Deferred policy acquisition costs                6,552,838      6,722,874      5,532,419
 Book/tax depreciation                            1,717,133      1,720,598      1,535,324
 Other, net                                       1,966,530      1,573,339      2,674,073
----------------------------------------------------------------------------------------------
  Total deferred tax liabilities                 18,012,610     15,780,920     27,913,416
----------------------------------------------------------------------------------------------
  Net deferred tax asset (liability)            $ 1,841,277    $ 6,801,829   $ (4,904,394)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


Management feels it is more likely than not that a portion of the Company's deferred tax assets will not be realized. Therefore, an allowance has been established for certain deferred tax assets which have an indefinite reversal pattern. Management also believes the Company's remaining deferred tax assets will be fully realized through deductions against future taxable income.

Income tax expense attributable to income from operations for the years ended December 31, 1993, 1994, and 1995, differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as a result of the following:

-------------------------------------------------------------------------------
                                        1993           1994           1995
-------------------------------------------------------------------------------
Provision for income taxes at
 the statutory federal tax rates  $ 6,415,201     $(4,055,387)   $2,893,959
Increase (reduction) in taxes
 resulting from:
   Dividends received deduction      (844,496)     (1,126,519)   (1,170,146)
 Dividends paid deduction            (248,163)       (258,474)     (265,754)
 Tax exempt interest income        (1,385,440)     (1,607,296)   (1,428,846)
 State income tax provision           152,620          67,683       144,405
 Other items, net                     (43,203)        169,044       145,294
-------------------------------------------------------------------------------
                                  $ 4,046,519     $(6,810,949)     $318,912
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The Company has recorded its deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, the Company's taxable income will be taxed at an effective rate of 35%.

Federal and state income taxes paid in 1993, 1994, and 1995, amounted to $2,962,003, $7,617,198, and $530,230, respectively.

The IRS has examined the Company's income tax returns through the tax year ended December 31, 1990. In 1993 and 1994, the Company received tax refunds from certain of these tax years, the majority of which was previously accrued. As a result, the Company recorded tax benefits of $129,411 in 1993 and $73,893 in 1994. Additionally, the Company received interest from the IRS in 1993 and 1994 of $941,731 and $56,590, respectively, which was recorded as investment income. The IRS is currently examining the Company's income tax returns for the years ended December 31, 1991 through 1994. Management believes any tax implications from examinations of these years should not materially impact the Company's consolidated financial position or results of operations.

8.  EMPLOYEE BENEFITS

The Company has a non-contributory defined benefit pension plan covering substantially all employees meeting age and service eligibilities, except those of RLI Vision Corp. The plan provides a benefit based on service and the highest five consecutive years' average compensation out of the last 10 years of service of a participant. The Company funds pension costs as accrued, except that in no case will the Company contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974 or more than the maximum tax deductible contribution for the year. The plan reached the full funding limitation in 1986 and remained fully funded through 1993. Therefore no contribution was made in 1993. During 1994 and 1995, the Company made the maximum tax deductible contribution allowed, totaling $312,740 and $397,158, respectively, to adequately meet the funding requirements of the plan.

The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

The components of net periodic pension costs for each of the three years ended December 31, are as follows:


-------------------------------------------------------------------------------
                                          1993            1994          1995
-------------------------------------------------------------------------------
Service cost                           $356,478       $405,796       $277,870
Interest cost                           185,686        234,127        239,607
Actual return on assets                (346,070)       190,316       (796,106)
Net amortization and deferral           (25,101)      (534,183)       486,482
-------------------------------------------------------------------------------
Net pension expense                    $170,993       $296,056       $207,853
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The following table sets forth the plan's funded status at December 31, 1994 and 1995:


-------------------------------------------------------------------------------
                                                       1994        1995
-------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
 Accumulated benefit obligation:
 Vested                                          $2,236,955    $3,055,535
 Nonvested                                           69,754        90,201
-------------------------------------------------------------------------------
                                                 $2,306,709    $3,145,736
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Projected benefit obligation                     $2,751,264    $3,835,535
Plan assets at fair market value                  2,684,511     3,253,386
-------------------------------------------------------------------------------
Plan assets under
 projected benefit obligation                    $  (66,753)   $ (582,149)
Unrecognized net asset at January 1,
 being amortized over 17.2 years                   (299,611)     (267,045)
Unrecognized prior service cost                      23,477        12,367
Unrecognized net loss (gain)                       (480,582)      307,666
-------------------------------------------------------------------------------
Accrued pension costs                            $ (823,469)   $ (529,161)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

At December 31, 1995, plan assets at fair value are comprised of approximately 5% fixed maturities, 94% equity securities and 1% invested cash.

In 1994, the Company used a settlement rate of approximately 8.75%, an increase in salary levels of 6%, and an expected long-term return on plan assets of 10% in determining the projected benefit obligation. During 1995, the Company used the following rates to determine its projected benefit obligation: 7.25% settlement rate, 6% increase in salary, and 10% expected long-term return on plan assets.

In December 1994, the Board passed a resolution to exclude all employees of RLI Vision from the defined benefit pension plan effective January 1, 1995, for benefit accrual purposes. This curtailment had an immaterial impact on the consolidated financial statements.

The Company has a non-leveraged Employee Stock Ownership Plan (ESOP) which covers substantially all employees meeting eligibility requirements, except those of RLI Vision Corp. ESOP contributions are determined annually by the Company's Board of Directors and are expensed in the year earned and funded in the following year. During 1993, 1994, and 1995, the Company recognized expense of $2,645,973, $160,154, and $2,046,474, respectively, related to the ESOP. During 1993, the ESOP purchased 114,688 shares of the Company's treasury stock at an average price of $20.62 ($2,365,388). During 1994, the ESOP purchased 124,500 shares of the Company's treasury stock at an average price of $18.03 ($2,245,050) and 5,000 shares of the Company's common stock on the open market at an average price of $16.46 ($82,320). During 1995, no ESOP shares were purchased. All shares held by the ESOP are treated as outstanding in computing the Company's earnings per share. Dividends on ESOP shares are passed through to the participants.

At its December 1995 meeting, the Board voted in favor of making a contribution to the ESOP for 1995 based on the projected net income for the year. In 1994, the Board did not authorize a contribution based on that year's projected net loss. Additionally, in 1994, the Board resolved to exclude all employees of RLI Vision Corp. from the ESOP starting January 1, 1995, for benefit accrual purposes.

During 1995, RLI Vision adopted a 401(k) retirement and savings plan to replace the ESOP and pension plans. This plan covers all employees who meet service and eligibility requirements. Employee 401(k) contributions are matched by RLI Vision at 50% of up to 6% of eligible compensation. A profit sharing contribution, determined annually by the Board, is expensed in the year earned and funded to the plan in the following year. During 1995, the Company recognized $92,197 for the matching contribution and $128,428 for the profit sharing contribution. All contributions are allocated among six mutual funds and RLI Corp. stock.

The Company has a management and executive incentive plan for key employees of the Company. The plan is subject to limitations and is based on minimum profit levels and varying percentages of the managers' and executives' salaries determined annually by Management and the Board of Directors. The amounts earned under this plan for 1993, 1994, and 1995, were $988,900, $433,911, and $516,298, respectively.

The Company has a directors deferred compensation plan and an excess ESOP for key employees through which Company shares are purchased for the directors and key employees. The Company funded the plans by establishing Rabbi Trusts and by purchasing Company treasury shares. Since the assets of the Rabbi Trusts are subject to claims of the Company's general creditors, such assets are recorded as other assets in the accompanying balance sheets. A corresponding liability for the same amount, which represents the Company's liability to its directors and key employees, is reflected as a component of other liabilities. During 1993, 1994, and 1995, the Company recognized expenses of $375,628, $81,850, and $145,550, respectively, under these plans. In 1995, the Rabbi Trusts purchased 1,448 shares of the Company's treasury stock, at an average price of $23.25 ($33,667). At December 31, 1995, the Trusts' assets were valued at $2,817,965.

During 1995, the Company adopted and the shareholders approved a non-qualified Incentive Stock Option Plan (The Plan). Under The Plan, an officer may be granted an option to purchase shares at 100% of the grant date fair market value (110% if the optionee and affiliates own 10% or more of the shares), payable in cash. Options may be granted only during the ten-year period ending in May, 2005. An optionee must exercise an option within the first to occur of ten years (five years if the optionee and affiliates own 10% or more of the shares) from the grant date, or three months after the optionee ceases to be an employee. During the year, the Company granted 65,625 options at a grant price of $20.60. Since no options were exercisable at year end, all 65,625 options remained outstanding at December 31, 1995.

The Company does not provide post-retirement or post-employment benefits to employees and therefore does not have any liability under SFAS No. 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions" or SFAS No. 112, "Employers' Accounting for Post-employment Benefits."

9.  STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities which vary in certain respects from GAAP. Reconciliations of net income and shareholders' equity (statutory surplus), as reported in conformity with statutory reporting practices to that reported in the accompanying financial statements on the basis of GAAP, are shown as follows:



------------------------------------------------------------------------------------
                                            Year ended December 31,
Net Income (Loss)                           1993           1994           1995
------------------------------------------------------------------------------------

Consolidated net income (loss),
 statutory basis
                                     $18,609,617    $(4,057,703)   $12,638,658
Proposition 103 liability               (416,400)       (71,280)
Deferred policy acquisition costs      7,639,187        485,817     (3,401,296)
Reinsurance contingent
 commissions                         (15,116,908)
Deferred income tax benefit            6,388,744      2,948,552        906,977
Net income of non-insurance
 operations, interest expense
 on debt and general corporate
 expense
                                      (1,328,938)    (3,181,152)    (2,153,744)
Implementation of SFAS 109             1,665,000
Other                                 (1,492,675)      (900,105)       (41,054)
------------------------------------------------------------------------------------
As reported in accompanying
 financial statements                $15,947,627    $(4,775,871)   $ 7,949,541
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------




------------------------------------------------------------------------------------
                                                        December 31,
Shareholders' Equity                                1994           1995
------------------------------------------------------------------------------------
Consolidated surplus, statutory basis             $136,124,530   $172,312,961
Deferred policy acquisition costs                   19,208,212     15,806,911
Non-admitted assets                                  2,328,527      2,237,739
Proposition 103 liability                           (2,499,680)    (2,499,680)
Deferred tax asset (liability)                       6,801,829     (4,904,394)
Statutory liability for reinsurance                    450,800      2,045,800
Proceeds from RLI Corp. debt
 contributed to RLI Insurance Co.                  (37,500,000)   (30,500,000)
Equity of non-insurance companies                    6,251,835      2,855,246
Other                                                    3,908      1,253,133
------------------------------------------------------------------------------------
As reported in accompanying financial statements  $131,169,961   $158,607,716
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------


Dividend payments to the Company from its principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior notice or approval of the regulatory authorities of Illinois and California. The maximum dividend distribution is limited by Illinois and California law to the greater of: 10% of RLI Insurance Company's policyholder surplus as of December 31 of the preceding year, or the net income of RLI Insurance Company for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 1996 without prior notice or approval is $17,231,297. The actual amount paid to the Company during 1995 was $7,373,877.

10.  COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in certain legal proceedings and disputes considered by Management to be ordinary and incidental to the business, or which have no foundation in fact. Management believes that valid defenses exist as to all such litigation and disputes and is of the opinion that these will not have a material effect on the Company's financial statements.

The Company has one standby letter of credit for $2,070,000, outstanding at December 31, 1995, to secure amounts sought in litigation involving an insurance claim. The letter of credit has not been drawn on. The Company maintains a liability which Management believes adequately covers estimated losses and related expenses that will be incurred as a result of this claim. Therefore, no loss is expected to result if draw downs on the letter of credit are required in the future.

In November 1988, California voters approved Proposition 103, which requires insurance rates for certain lines of business to be rolled back 20% from the rates in effect in November 1987. As a result, in 1993 and 1994, the Company reduced pretax earnings by $416,400 and $71,280, respectively. No additional provision was made during 1995. The above amounts include interest for 1993 and 1994, in the amount of $259,000 and $71,280, respectively. The total amount of deferred premiums and interest accrued as of December 31, 1995, was $2,499,680.

The state of California maintains that the Company is not in compliance with Proposition 103 and that the required amount of premiums to be returned is $6.5 million plus accrued interest. The Company maintains it had reduced rates by 20% or more on its most significant lines of business. This reduction is at issue with the California Department of Insurance. While it is impossible to predict the outcome, Management believes that the amount accrued is adequate to cover the ultimate rollback, if any. The matter has been set for hearing in March of 1996.

The Company leases regional office facilities and automobiles under operating leases expiring in various years through 1999. Minimum future rental payments under noncancellable operating leases are as follows:


1996                                   $  734,861
1997                                      607,577
1998                                      314,267
1999                                       57,699
                                       ----------
Total minimum future rental payments   $1,714,404
                                       ----------
                                       ----------


11.  INDUSTRY SEGMENT INFORMATION

Selected information by industry segment for 1993, 1994, and 1995 is summarized in the chart below.

RLI Insurance Group: Specialty coverages of property and casualty insurance provided on a direct basis, primarily on commercial risks.

RLI Vision Corp.: The wholesale distribution of soft contact lenses, spectacle frames and sunglasses; third party administration of extended service programs; manufacturing rigid gas permeable (RGP) contact lenses and spectacle lenses; RLISYS practice management software; and income from investments held by RLI Vision Corp.

Investment Income: Net interest and dividend income from the fixed maturities, equity securities and short-term investments of RLI Corp. and RLI Insurance Group.


------------------------------------------------------------------------------------------------------------
                                                                 Earnings (loss)
                                                               before income taxes
Segment Data                                         Revenue  and cumulative effect       Assets
------------------------------------------------------------------------------------------------------------

1993
RLI Insurance Group                            $125,989,278        $  3,548,578        $648,567,132
RLI Vision Corp.                                 29,194,823           1,205,739          12,337,586
Net investment income                            16,857,117          16,857,117
Net realized investment gains                       253,945             253,945
General corporate and interest expense                               (3,536,233)          12,961,586
------------------------------------------------------------------------------------------------------------
Consolidated                                   $172,295,163        $ 18,329,146         $673,866,304
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
1994
RLI Insurance Group                            $140,184,488        $(23,705,660)        $730,112,294
RLI Vision Corp.                                 33,973,592           1,858,109           14,501,655
Net investment income                            20,132,585          20,132,585
Net realized investment losses                   (3,595,101)         (3,595,101)
General corporate and interest expense                               (6,276,753)          13,189,120
------------------------------------------------------------------------------------------------------------
Consolidated                                   $190,695,564        $(11,586,820)        $757,803,069
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
1995
RLI Insurance Group                            $133,468,133        $ (9,933,960)        $786,243,404
RLI Vision Corp.                                 34,595,388           1,157,234           13,872,364
Net investment income                            22,029,081          22,029,081
Net realized investment gains                       456,510             456,510
General corporate and interest expense                               (5,440,412)          14,531,373
------------------------------------------------------------------------------------------------------------
Consolidated                                   $190,549,112        $  8,268,453         $814,647,141
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


12.  UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:


-----------------------------------------------------------------------------------------------------------------------------
                                                      First         Second          Third         Fourth       Year End
1994                                                                                                              Total
-----------------------------------------------------------------------------------------------------------------------------
Net premiums earned                             $21,949,965    $36,470,083    $34,162,868    $47,601,572   $140,184,488
RLI Vision Corp. revenue                          7,921,092      8,668,980      8,874,208      8,509,312     33,973,592
Net investment income                             4,696,248      4,915,558      5,060,832      5,459,947     20,132,585
Net realized investment gains (losses)               11,634       (19,630)        105,105     (3,692,210)    (3,595,101)
Earnings (loss) before income taxes             (23,839,629)     5,785,276        (26,068)     6,493,601    (11,586,820)
Net earnings (loss)                             (14,955,965)     4,536,116        728,620      4,915,358     (4,775,871)
Primary earnings (loss) per share*                   $(1.94)         $0.58          $0.09          $0.63         $(0.61)
Fully diluted earnings (loss) per share*             $(1.94)         $0.53          $0.09          $0.56         $(0.61)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
1995
-----------------------------------------------------------------------------------------------------------------------------
Net premiums earned                             $35,562,960    $33,226,482    $32,170,742    $32,507,949   $133,468,133
RLI Vision Corp. revenue                          8,732,501      9,011,315      8,964,995      7,886,577     34,595,388
Net investment income                             5,400,021      5,265,829      5,575,171      5,788,060     22,029,081
Net realized investment gains (losses)              (29,391)       136,542         11,297        338,062        456,510
Earnings (loss) before income taxes               7,248,585      7,623,243    (15,762,640)     9,159,265      8,268,453
Net earnings (loss)                               5,336,931      5,479,819     (9,560,670)     6,693,461      7,949,541
Primary earnings (loss) per share*                    $0.68          $0.70         $(1.22)         $0.85          $1.01
Fully diluted earnings (loss) per share*              $0.60          $0.62         $(1.22)         $0.75          $1.01

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


*Since the weighted average shares for the quarters are calculated independent of the weighted average shares for the year, and due to the exclusion of the antidilutive effects as discussed in note 1K, quarterly earnings per share may not total to annual earnings per share.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
RLI Corp.

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 1994 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and in 1993, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."


January 25, 1996

KPMG Peat Marwick LLP
Certified Public Accountants
Peat Marwick Plaza
303 East Wacker Drive
Chicago, Illinois 60601


STATEMENT OF FINANCIAL REPORTING RESPONSIBILITY

The Management of RLI Corp. and Subsidiaries is responsible for the preparation and for the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on Management's estimates and judgments.

The accompanying financial statements have been audited by KPMG Peat Marwick LLP
(KPMG), independent certified public accountants, selected by the Audit Committee and approved by the shareholders. Management has made available to KPMG all the Company's financial records and related data, including minutes of directors' meetings. Furthermore, Management believes that all representations made by it to KPMG during its audit were valid and appropriate.

Management has established and maintains a system of internal controls throughout its operations that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with Management's authorization. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by Management as necessary. Certain aspects of these systems and controls are tested periodically by the Company's Internal Auditor. As part of its audit of the financial statements, which is performed in accordance with generally accepted auditing standards, KPMG considers certain aspects of the system of internal controls to the extent necessary to form an opinion on the financial statements and not to provide assurance on the system of internal controls. Management considers the recommendations of its Internal Auditor and independent public accountants concerning the Company's internal controls and takes the necessary actions that are cost-effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 1995, the Company's system of internal controls was adequate to accomplish the objectives described herein.

The Audit Committee is comprised solely of five non-employee directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. It also recommends to the Board of Directors the firm of independent public accountants to be engaged to audit the annual consolidated financial statements, and it meets regularly with those independent public accountants and with Management, both separately and together. The independent public accountants and the Internal Auditor have ready access to the Audit Committee.

Gerald D. Stephens, CPCU
President, RLI Corp.


Joseph E. Dondanville, CPA
Vice President, Chief Financial Officer, RLI Corp.

CORPORATE DATA

ANNUAL MEETING
The annual meeting of shareholders will be held at 2:00 p.m., local time, on May 2, 1996, at the Company's offices at 9025 North Lindbergh Drive, Peoria, IL.

COMMON STOCK/CONVERTIBLE DEBENTURE SYMBOLS
RLI common stock (NYSE): RLI      RLI convertible debenture (NYSE): RLIS

TRADING AND DIVIDEND INFORMATION
The following table sets forth the high and low sale prices, as well as the closing prices, for the Common Stock for the indicated periods as reported by the NYSE. The table also indicates cash dividends as declared by the Company.


                               Stock Price                      Dividends
              High                 Low           Close          Declared
--------------------------------------------------------------------------------
1995
1st Quarter      19 1/10            16 3/10         18 7/10        $.12
2nd Quarter      23 1/4             18 6/10         22 3/4          .13
3rd Quarter      23 5/8              21 7/8         22 3/8          .13
4th Quarter        25                21 3/4           25            .13
--------------------------------------------------------------------------------
1994
1st Quarter      22 2/10            18 6/10         19 1/10        $.11
2nd Quarter      19 1/10            17 7/10         17 3/10         .11
3rd Quarter      18 8/10            16 1/2          17 3/10         .12
4th Quarter      17 3/10            15 9/10         16 4/10         .12
--------------------------------------------------------------------------------

RLI Corp. normally pays dividends four times a year, usually on January 15, April 15, July 15 and October 15. The Company has paid and increased dividends for 19 consecutive years. Since 1989, RLI dividends qualify for the Enterprise Zone dividend subtraction modification for Illinois state income tax returns.

CORPORATE HEADQUARTERS
9025 North Lindbergh Drive, Peoria, IL 61615-1431, (309) 692-1000, (800)
331-4929, Fax: (309) 692-1068

FINANCIAL INFORMATION
For Management's perspective on specific issues, call RLI Treasurer, Tim Krueger, direct at (309) 693-5884.

SHAREHOLDER INQUIRIES
Shareholders of record requesting information concerning individual account balances, stock certificates, dividends, stock transfers or address corrections should contact the Transfer Agent and Registrar at:

Norwest Bank Minnesota, N.A., 161 North Concord Exchange, P.O. Box 64854 South St. Paul, MN 55164-0854, Phone: (800) 468-9716, Internet:
shareowner@aol.com

RLI ON THE INTERNET
For up-to-date financial information, earnings releases, press releases, and a wide variety of other RLI information, contact us on the Internet at: http://www.rlicorp.com. RLI Vision maintains a separate Internet site at: http://www.rlivision.com.

BONDHOLDER INQUIRIES
Inquiries concerning lost bonds, interest payments, changes of address, and other matters relating to ownership should be directed to RLI's convertible debt trustee:

Norwest Corporate Trust Services, Sixth & Marquette, Minneapolis, MN 55479-0069,
Phone: (612) 667-9764

ANNUAL REPORT AND FORM 10-K
Additional copies of this report and the Annual Report to the Securities and Exchange Commission, Form 10-K, will be furnished without charge to any shareholder. Simply contact the Treasurer at our Corporate Headquarters.

"Street Name" shareholders wishing to have their names placed on a mailing list to receive copies of annual reports, quarterly reports, and other shareholder materials, should also indicate their desire to the Treasurer at the Corporate Headquarters.

DIVIDEND DIRECT DEPOSIT PLAN
Shareholders may have their dividends deposited directly into their checking, savings or money market accounts. If you wish to sign up for this Plan, send your request to Shareholder Information at the Transfer Agent and Registrar address listed at left.

DIVIDEND REINVESTMENT PLAN
An Automatic Dividend Reinvestment and Stock Purchase Plan is offered to shareholders of RLI on a voluntary basis. As a shareholder, you may add to your holdings in the following ways: Shares purchased with dividends are purchased as an open market transaction. Optional cash payments may also be made, in any amount, from $25 to $2,000 per month to purchase shares also as an open market transaction. The Company pays the additional costs associated with the open market purchases, which will have a slight tax impact on participating shareholders. A summary outlining the provisions of the Plan and an enrollment form may be obtained by contacting Shareholder Information at the Transfer Agent and Registrar address listed at left.

STOCK OWNERSHIP
At December 31, 1995, stock ownership was as follows:

                        Shares                             %
                   -------------------------------
    Insiders            706,833                            9.00
    ESOP              1,410,290                           17.96
    Institutions      3,286,585                           41.86
    Other Public      2,447,174                           31.18
                   -------------------------------
                      7,850,882                          100.00%






                                          53