Form 10-K, Exhibit 13
period 1996-12-31
RLI CORP
filed 1997-03-25
CIK 84246

                               SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the eleven years ended December 31, 1996:

                                                             1986           1987           1988           1989           1990
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS

  Gross sales                                            $195,805,801    151,492,336    143,785,384    149,230,331    181,215,877
  Total revenue                                          $111,029,407    106,846,379    104,279,172     89,984,262     92,957,578
  Net earnings (loss)                                     $10,978,773     13,965,174      7,253,913      8,200,264     14,267,002
  Comprehensive earnings (loss) (2)                       $11,789,807     12,373,916      8,295,719     11,105,089     11,952,060
  Net cash provided from operating activities             $31,600,447      9,151,857     27,742,205     22,801,043     45,388,065
  Net premiums written to statutory surplus                      190%           156%           131%            96%           112%
  GAAP combined ratio                                            93.5           84.4           96.1           97.8           85.1
  Statutory combined ratio                                       89.5           84.7           98.3           99.5           92.2


FINANCIAL CONDITION

  Total investments                                      $131,902,026    152,777,063    165,956,870    177,025,151    213,160,198
  Total assets                                           $321,883,748    364,740,628    372,492,257    402,906,191    432,379,562
  Unpaid losses and settlement expenses                  $159,383,894    194,707,865    217,230,839    230,523,717    235,806,989
  Long-term debt                                           $7,000,000      7,000,000      7,000,000      7,000,000      7,000,000
  Total shareholders' equity                              $49,291,745     57,763,851     64,026,271     70,276,175     79,850,942
  Statutory surplus                                       $54,063,188     57,453,264     60,151,725     68,571,173     70,409,590


SHARE INFORMATION

  Earnings (loss) per share:
    Primary                                                     $1.46           1.82            .97           1.14           2.02
    Fully-diluted (3)                                           $1.46           1.82            .97           1.14           2.02
  Comprehensive earnings (loss) per share: (2)
    Primary                                                     $1.57           1.61           1.11           1.54           1.69
    Fully-diluted (3)                                           $1.57           1.61           1.11           1.54           1.69
  Cash dividends declared per common share                       $.22            .25            .27            .30            .34
  Book value                                                    $6.37           7.73           8.57           9.94          11.29
  Closing stock price                                          $11.00           7.70           6.10           6.80          11.60
  Stock split                                                    150%
  Weighted average number of common shares outstanding:
    Primary                                                 7,526,375      7,704,938      7,475,369      7,189,076      7,073,718
    Fully-diluted (3)                                       7,526,375      7,704,938      7,475,369      7,189,076      7,073,718
  Common shares outstanding                                 7,738,619      7,475,369      7,475,369      7,073,718      7,073,718
==================================================================================================================================

(1) 1992 through 1995 information has been restated to include the effect of the change to the equity method of accounting for the company's former subsidiary, RLI Vision Corp., renamed Maui Jim, Inc. The financial restatement represents a change in presentation only and does not have a dilutive effect on historical periods. See note 1B to the consolidated financial statements.
(2) The requirement to report comprehensive earnings is currently being considered by the FASB. The primary difference between reporting the company's GAAP and comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax. GAAP reporting directly credits or charges shareholders' equity with unrealized gains/losses, rather than including them in earnings.

                               SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the eleven years ended December 31, 1996:

                                                                  1991           1992(1)        1993(1)
                                                                               (restated)     (restated)
---------------------------------------------------------------------------------------------------------
OPERATING RESULTS

  Gross sales                                                  215,497,602    220,048,369    266,480,414
  Total revenue                                                102,342,998    117,581,830    143,100,340
  Net earnings (loss)                                           16,800,050     16,207,127     15,947,627
  Comprehensive earnings (loss) (2)                             22,430,168     18,547,721     21,175,108
  Net cash provided from operating activities                   22,918,206     43,618,755     73,629,090
  Net premiums written to statutory surplus                            95%           110%            94%
  GAAP combined ratio                                                 85.2           91.4           97.2
  Statutory combined ratio                                            91.6           95.8       87.9 (4)


FINANCIAL CONDITION

  Total investments                                            237,932,089    281,112,588    401,608,917
  Total assets                                                 483,571,862    526,351,331    667,650,378
  Unpaid losses and settlement expenses                        244,666,938    268,042,761    310,767,026
  Long-term debt                                                 7,000,000      7,000,000     53,000,000
  Total shareholders' equity                                    99,677,983    117,392,751    140,706,372
  Statutory surplus                                             88,605,319    100,584,758    152,261,509


SHARE INFORMATION

  Earnings (loss) per share:
    Primary                                                           2.38           2.26       2.10 (5)
    Fully-diluted (3)                                                 2.38           2.26       2.00 (5)
  Comprehensive earnings (loss) per share: (2)
    Primary                                                           3.17           2.59       2.79 (5)
    Fully-diluted (3)                                                 3.17           2.59       2.63 (5)
  Cash dividends declared per common share                             .37            .40            .42
  Book value                                                         14.09          16.30          18.25
  Closing stock price                                                13.20          19.80          21.20
  Stock split
  Weighted average number of common shares outstanding:
    Primary                                                      7,073,718      7,158,890      7,599,563
    Fully-diluted (3)                                            7,073,718      7,158,890      8,360,575
  Common shares outstanding                                      7,073,718      7,201,343      7,711,065

                                                                  1994(1)        1995(1)        1996
                                                                (restated)     (restated)
---------------------------------------------------------------------------------------------------------
OPERATING RESULTS

  Gross sales                                                  295,965,601    293,921,737    301,499,626
  Total revenue                                                156,721,972    155,953,724    155,354,418
  Net earnings (loss)                                          (4,775,871)      7,949,541     25,695,721
  Comprehensive earnings (loss) (2)                            (8,512,784)     31,373,771     41,969,893
  Net cash provided from operating activities                   27,041,297     24,648,625     48,946,600
  Net premiums written to statutory surplus                           108%            76%            64%
  GAAP combined ratio                                                116.9          107.5           87.4
  Statutory combined ratio                                           116.9          106.5           89.1


FINANCIAL CONDITION

  Total investments                                            413,835,146    471,599,283    537,946,060
  Total assets                                                 751,085,888    810,199,958    845,473,784
  Unpaid losses and settlement expenses                        394,966,040    418,985,960    405,801,220
  Long-term debt                                                52,255,000     46,000,000     46,000,000
  Total shareholders' equity                                   131,169,961    158,607,716    200,039,361
  Statutory surplus                                            136,124,530    172,312,961    207,786,596


SHARE INFORMATION

  Earnings (loss) per share:
    Primary                                                         (0.61)           1.01           3.25
    Fully-diluted (3)                                               (0.61)           1.01           2.85
  Comprehensive earnings (loss) per share: (2)
    Primary                                                         (1.09)           4.00           5.32
    Fully-diluted (3)                                               (1.09)       3.46 (6)           4.54
  Cash dividends declared per common share                             .45            .51            .55
  Book value                                                         16.71          20.20          25.57
  Closing stock price                                                16.40          25.00          33.38
  Stock split                                                                        125%
  Weighted average number of common shares outstanding:
    Primary                                                      7,786,004      7,849,799      7,896,463
    Fully-diluted (3)                                            7,786,004      7,849,799      9,665,694
  Common shares outstanding                                      7,849,443      7,850,882      7,821,730
=========================================================================================================

(3)  See note 1K to the consolidated financial statements.
(4) Contingent commission income recorded during 1993, from the cancellation of a multiple-year, retrospectively-rated reinsurance contract, reduced the statutory expense and combined ratio 10.3 points.
(5) Primary and fully-diluted earnings per share include $.22 per share and $.20 per share, respectively, related to the initial application of SFAS 109 "Accounting for Income Taxes."
(6) For 1995, fully-diluted earnings per share on a GAAP basis were anti-dilutive. As such, GAAP fully-diluted and primary earnings per share were equal. Fully-diluted comprehensive earnings per share, however, were not anti-dilutive. The number of fully-diluted shares used for this calculation was 9,619,030.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

RLI Corp. (the Company) is a holding company that underwrites selected property and casualty insurance through its major subsidiaries collectively known as RLI Insurance Group (the Group). The Group has accounted for approximately 85% of consolidated revenue over the last two years by providing property and casualty coverages primarily for commercial risks. As a niche insurer, the Group offers products geared to the needs of those insureds generally overlooked by traditional insurance markets. The Group's product mix is split virtually evenly between property and casualty coverages.

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

Property insurance results are subject to the variability introduced by natural and man-made disasters such as earthquakes, fires and hurricanes. The Company's major catastrophe exposure is to losses caused by earthquakes, since 70.7% of the Company's 1996 total property premiums were written in California. The Company limits its net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events. Utilizing this approach, the Company attempts to limit its net aggregate exposure to a single catastrophic event to less than 10% of total shareholders' equity. During 1996, the Company entered into an innovative financing arrangement, known as Catastrophe Equity Puts, which provides for the issuance of the Company's convertible preferred shares at a pre-negotiated rate to restore surplus to a sufficient level and to continue writing business in the event of a catastrophic loss.

The casualty portion of the Company's business consists largely of commercial and personal umbrella and general liability coverages. In addition, the Group provides directors & officers liability, employers excess indemnity (EEI-an alternative to the Texas state-run workers' compensation system), contract and miscellaneous surety bonds, and in-home business owners coverage. The casualty book of business is subject to the risk of accurately estimating losses and related loss reserves since the ultimate disposition of a casualty claim may take several years to fully develop. The casualty line is additionally affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

The consolidated financial statements and related notes found on pages 26-43 should be read in conjunction with the following discussion.


SIGNIFICANT DEVELOPMENTS

OPHTHALMIC MERGER
In November, the Company announced the merger of its ophthalmic services subsidiary, RLI Vision Corp., with Hester Enterprises, Inc. The resulting organization operates under the name Maui Jim, Inc. This transaction brings together the infrastructure of RLI Vision to support the recent booming sales growth of Maui Jim sunglasses. The Company has a 44% (34% at December 31, 1996) minority interest in Maui Jim, Inc., which is reflected in the Company's financial statements as an equity-based investment. Fourth quarter 1996 results included a one-time charge to the Company of $733,000, or $.06 per share, for the effect of the change from pooling to purchase accounting stemming from a 1995 RLI Vision Corp. business combination. This change was required because of the aforementioned merger.


YEAR ENDED DECEMBER 31, 1996, COMPARED
TO YEAR ENDED DECEMBER 31, 1995

Consolidated gross sales--which consist of gross premiums written, net investment income and realized investment gains (losses)-- totaled $301.5 million, a 2.6% increase from 1995. Consolidated revenue for 1996 was $155.4 million, down 0.4% from the previous year. The decline in revenue was attributable to lower earned premiums of $130.7 million in 1996 compared to $133.5 million in 1995. This decrease resulted from the 1995 discontinuation of certain lines of business as well as the re-underwriting of the property book of business. As written premiums increased during the year, net earned premiums grew 4.0% in the fourth quarter of 1996 compared to 1995.

--------------------------------------------------------------------------------
                   Year Ended December 31,
--------------------------------------------------------------------------------
Gross sales (in thousands)                 1994         1995         1996
--------------------------------------------------------------------------------
Gross premiums written                   $279,428     $271,436     $276,802
Net investment income                      20,132       22,029       23,681
Realized investment gains (losses)         (3,595)         457        1,017
--------------------------------------------------------------------------------
Total gross sales                        $295,965     $293,922     $301,500
================================================================================

Net after-tax earnings for the Company were a record $25.7 million ($3.25 per share) in 1996 compared to $8.0 million ($1.01 per share) in 1995. The impact in 1995 from the adverse development of Northridge Earthquake claims was a loss of $18.6 million ($2.37 per share). As of December 31, 1996, the Company had 36 outstanding open earthquake claims out of 688 originally reported as a result of this occurrence. Management believes the reserve strengthening in the third quarter of 1995 appears adequate to resolve the Company's remaining liabilities.

During the fourth quarter of 1996, the Company introduced the reporting of comprehensive earnings in public releases of financial information. Based on an exposure draft from the Financial Accounting Standards Board, comprehensive earnings include not only traditional net income but other sources of equity growth as well. The material adjustment applicable to the Company's net earnings is the inclusion of net unrealized gains and losses, after tax. The following table illustrates the Company's per-share comprehensive earnings performance compared to traditional earnings for the last five years.

--------------------------------------------------------------------------------
                         Primary                     Fully Diluted
                Net Earnings  Comp. Earnings  Net Earnings  Comp. Earnings
--------------------------------------------------------------------------------
1992              $2.26          $2.59          $2.26          $2.59
1993               2.10           2.79           2.00           2.63
1994              ( .61)         (1.09)         ( .61)         (1.09)
1995               1.01           4.00           1.01           3.46
1996               3.25           5.32           2.85           4.54
--------------------------------------------------------------------------------
                  $8.01         $13.61          $7.51         $12.13
================================================================================

As this chart indicates, comprehensive earnings per share for the last five years exceeds reported net earnings by 70% on a primary basis. As a result, shareholders' equity reached an unprecedented level of over $200.0 million.

The Company has adopted this concept through its Market Value Potential (MVP) program, which correlates executive compensation with increased value returned to shareholders. This is accomplished by awarding bonuses only after equity growth has exceeded the Company's own cost of capital and the Employee Stock Ownership Plan contribution.

RLI INSURANCE GROUP
Gross written premiums of $276.8 million were higher than 1995 by 2.0% in total while gross written premiums from continuing programs rose 4.9%. These modest increases reflect the Company's focus on underwriting selection even during periods of trying market conditions. The Group's pretax earnings for 1996 were $16.4 million, compared to a loss of $9.9 million in 1995 that was impacted by the strengthening of the Northridge Earthquake reserves.

The Company's property book of business produced the most growth with gross written premiums of $138.1 million for the year ended 1996, increasing 8.8% over the same period in 1995. The property line also exhibited considerable profitability by achieving a GAAP combined ratio of 60.9 in 1996, compared to
63.8 in 1995, excluding the impact of the Northridge Earthquake. The property GAAP expense ratio for 1996 was 38.5 compared to 43.1 in 1995. This decline was the result of property reinsurance profit-sharing commissions earned due to favorable loss experience over the past year.

Casualty gross written premiums declined 4.0% from 1995 to $138.7 million in 1996. Much of this decline was due to the discontinued aviation product line, where $6.3 million was written in 1995. Other casualty lines were flat or slightly down in 1996 from 1995, reflecting the Company's commitment to risk selection even during protracted periods of soft market conditions. The exception was in the surety product line where 1996 gross written premiums were $11.6 million compared to $3.7 million in 1995. Reserve strengthening on the Company's primary general liability line in 1996 affected casualty business profitability as the GAAP combined ratio rose to 103.0, compared to 99.7 in 1995. Despite this strengthening, total reserve development in 1996 on prior accident years' reserves was favorable as indicated in note 6 to the financial statements.


INVESTMENT INCOME
Net dividend and interest income increased 7.5% during 1996. The increase was due to the growth in invested assets throughout 1996 and substantial cash flow provided from recoveries from our reinsurers. The Company realized $1.0 million in capital gains in 1996, compared to $457,000 in 1995. Operating cash flows were up substantially for 1996, increasing to $48.9 million from $24.6 million in 1995. All cash flows in excess of current needs were used to reduce outstanding short term debt, fund our stock repurchase program, purchase equity securities, and acquire fixed-income instruments, composed of intermediate term, high grade tax-exempt securities, convertible debenture securities and U.S. government and agency securities. During 1996, $2.8 million in short term debt was paid off, and the Company began a $10 million stock repurchase program. By year end, the Company had repurchased 116,212 shares of stock at a total cost of $3.0 million.

The yields on the Company's fixed-income investments for the years ended December 31, 1995 and 1996, respectively, were as follows:

                                       1995           1996
--------------------------------------------------------------------------------
                   Taxable             6.84%          6.91%
                   Tax-exempt          5.06%          4.97%

Yields for 1996 remained relatively stable as a roller coaster bond market saw yields rise significantly by midyear and then return to levels slightly above those at year end 1995. Tax-exempt yields were down slightly as substantial higher yielding securities matured or were called during the year and were reinvested at the lower current levels. The taxable segment of the portfolio saw a slight increase in yield through the inclusion of callable agencies and an extension of the overall portfolio duration.

The investment results of the Company for the last five years are shown in the following table. All amounts are shown in thousands.

--------------------------------------------------------------------------------------------------------------
                                                                                              Tax Equivalent
                                                                  Change in    Annualized       Annualized
                                                                  Unrealized   Return on        Return on
                    Average                        Realized     Appreciation/   Average          Average
                   Invested        Investment       Gains       Depreciation    Invested         Invested
Year               Assets(1)      Income(2)(3)   (Losses)(3)        (3)(4)       Assets           Assets
--------------------------------------------------------------------------------------------------------------
1992                  259,522         13,483           921          3,546            6.9%           8.0%
1993                  341,361         16,857           254          7,945            7.3%           8.3%
1994                  407,722         20,133        (3,595)        (5,749)           2.7%           3.6%
1995                  442,717         22,029           457         36,037           13.2%          14.1%
1996                  504,773         23,681         1,018         25,033            9.9%          10.7%
5-yr.                $390,672        $19,236        $ (189)       $13,362            8.3%           9.2%


(1) Average of amounts at beginning and end of year.
(2) Investment income, net of investment expenses, including non-debt interest expense.
(3) Before income taxes.
(4) Relates to available-for-sale fixed maturities and equity securities.
--------------------------------------------------------------------------------

The annualized return for 1996 was greatly enhanced by the strong performance of our equity portfolio, which had unrealized appreciation of $25.8 million.


INTEREST AND GENERAL CORPORATE EXPENSE
Interest expense on debt was $2.8 million in 1996, down 16.1% from 1995. This decline reflected the refinancing of an Industrial Revenue Bond with short-term debt at a considerably lower interest rate at the end of 1995. The short-term debt was subsequently paid off during the first quarter of 1996. General corporate expenses increased 56.6% in 1996, primarily as a result of accrued executive bonuses relating to the MVP program.

INCOME TAXES
The Company's effective tax rate in 1996 was 27.1% on pretax earnings of $35.2 million. These earnings include $8.0 million of investment income that is wholly or partially exempt from federal income tax. In 1995, the Company reported a tax benefit of $124,000 on pretax earnings of $7.8 million. Non-taxable income for 1995 was $7.4 million.


OUTLOOK FOR 1997

The Company's main focus in 1997 is top line growth. Home office infrastructure was strengthened in 1996 to aggressively pursue a program of identifying, evaluating, and pursuing new product opportunities in the coming year. This will be accomplished either through new strategic alliances with producers on existing products or by identifying new products that fit the Company's philosophy as a specialty lines insurer.

PROPERTY INSURANCE
The Company anticipates that both the earthquake and fire property markets will soften somewhat in 1997, thereby inhibiting significant growth on existing products. Continued profitability is expected in 1997, absent any significant catastrophies, due largely to the structure of the property reinsurance program. The Company's reinsurance protection from earthquake has been continually strengthened throughout the past two years. In 1997, existing protection will be maintained at a cost savings of approximately 15%. Additionally, a newly pioneered equity protection agreement, referred to as CatEPuts-SM-, was forged in 1996. This program provides access to additional capital in the event a loss exceeds the Company's current catastrophe reinsurance protection. This strategy would allow the Company to continue to write business following a large catastrophic event as the market capacity constricts.

CASUALTY AND OTHER LINES
Company projections for gross written premiums in 1997 include double digit increases in the commercial umbrella, employers indemnity, professional liability, and surety lines. The 1996 favorable reserve development, including reserve strengthening, bodes well for the future profitability of this segment of the Company's business. The goal for 1997 is to achieve a combined ratio below 100.0, adding underwriting earnings to the considerable investment income earned on these products' long-tail reserves.

YEAR ENDED DECEMBER 31, 1995,
COMPARED TO YEAR ENDED DECEMBER 31, 1994

Consolidated 1995 gross sales totaled $293.9 million, a 0.7% decline from 1994. Consolidated revenue for 1995 was $156.0 million, down 0.5% from 1994. These decreases were due to the discontinuation of lines of business and a re-underwriting of the property book of business, resulting in a temporary decline in premiums. The specific declines from discontinued business were $4.1 million from contact lens and $11.3 million from aviation. These decreases were partially offset by increases in investment income and capital gains.

Net after-tax earnings for the Company were $8.0 million ($1.01 per share) in 1995, compared to a net after-tax loss in 1994 of $4.8 million ($.61 per share). The net after-tax impact of the Northridge Earthquake was a loss of $18.6 million ($2.37 per share) in 1995. The effect of the earthquake in 1994 was an after-tax loss of $25.0 million ($3.21 per share). The following table compares the Company's operating results for 1995 and 1994. Results are shown as actually reported as well as adjusted for the Northridge Earthquake. All amounts are shown in thousands, except per share data.

------------------------------------------------------------------------------------------------
                                                           Without Earthquake
                                           1994           1995           1994           1995
------------------------------------------------------------------------------------------------
Premiums earned                          $140,184       $133,468       $158,197       $134,695
Other revenue                              16,538         22,486         16,538         22,486
------------------------------------------------------------------------------------------------
Consolidated revenue                      156,722        155,954        174,735        157,181
------------------------------------------------------------------------------------------------
Loss and settlement expenses              101,642         85,890         80,466         58,552
Policy acquisition costs                   47,106         43,042         48,416         43,042
All other                                  20,217         19,196         20,217         19,196
------------------------------------------------------------------------------------------------
Total expenses                            168,965        148,128        149,099        120,790
------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes       (12,243)         7,826         25,636         36,391
Net earnings (loss)                        (4,775)         7,950         20,246         26,517
Primary net earnings (loss) per share       (0.61)          1.01           2.60           3.38
Operating earnings (loss) per share        $(0.31)         $0.97          $2.90          $3.34
================================================================================================

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

Gross written premiums in 1995 of $271.4 million were down 2.9%, off slightly from 1994 results. This was due to the Group's re-underwriting efforts designed to reduce earthquake exposure through reduced limits, fewer heavily exposed policies, and attachment at higher levels on large risks. As this re-underwriting phase was completed toward the end of 1995, property premiums began to increase. The Group also reduced its fire book of business in selected areas by focusing on more profitable risks. Net premiums earned also declined 4.8% to $133.5 million. The discontinued aviation and contact lens lines contributed to this decline.

Excluding the impact of the earthquake, the Group's pretax earnings increased 31.5% to $18.6 million from $14.2 million a year earlier. This improvement was also reflected in the pre-quake combined ratio, calculated according to GAAP, which was 86.2 in 1995 compared to 91.1 in 1994. Favorable property loss experience contributed to this trend. While the pre-quake expense ratio increased slightly in 1995 due to the decline in earned premiums, actual operating expenses for the Group declined $6.0 million in 1995 compared to 1994. Of this amount, $5.3 million was attributable to policy acquisition costs where gross commission dropped $3.0 million due to the decline in gross written premiums for 1995. Other insurance expenses were lower due mostly to the sale of the aviation division, which resulted in 1995 expense savings of $2.1 million.

As described in note 6 of the consolidated financial statements, prior-year loss reserves developed unfavorably by $23.3 million in 1995. This reflects $27.3 million of development on the Northridge Earthquake claims alone. After adjusting for the earthquake, favorable development of $4.0 million would have occurred, compared to unfavorable development of $1.1 million in 1994. The 1995 pre-quake development constitutes 2.0% of the total reserves for net loss and settlement expenses.

INVESTMENT INCOME
Net dividend and interest income increased 9.4% during 1995. The increase was due to the growth of assets throughout 1995 and from the reallocation of shorter term securities into higher yielding, longer term fixed-income securities. The Company realized $457,000 in capital gains in 1995, compared to $3.6 million in realized losses in 1994. During 1994, certain equity securities were sold at a net loss in order to recover $1.3 million in taxes paid on prior-year capital gains. The opportunity to recover a portion of these tax dollars would have expired at the end of 1994. Operating cash flows were down slightly for 1995, declining to $24.6 million from $27.0 million in 1994. All cash flows in excess of current needs were used to acquire equity securities and fixed-income instruments composed of intermediate term, high grade tax-exempt securities and U.S. government and agency securities.

The yields on the Company's fixed-income investments for the years ended December 31, 1994 and 1995, respectively, were as follows:

                                       1994           1995
--------------------------------------------------------------------------------
                   Taxable             6.82%          6.84%
                   Tax-exempt          5.25%          5.06%

In 1995, the bond market saw yields tumble nearly 200 basis points. As a result, cash flows invested in tax-exempt securities were invested at lower yields. The taxable segment of the portfolio saw a slight increase in yield through the inclusion of callable agencies in the portfolio.

INTEREST AND GENERAL CORPORATE EXPENSE
Interest expense on debt for 1995 was $3.3 million, down slightly from 1994. General corporate expenses dropped $753,000 in 1995 due primarily to the 1994 contribution of $1.0 million to Bradley University to establish an insurance chair as part of its curriculum.

INCOME TAXES
In 1995, the Company recorded a tax benefit of $124,000 on pretax earnings of $7.8 million. These earnings include $7.4 million of investment income that is wholly or partially exempt from federal income tax. In 1994, the loss before taxes was $12.2 million, with a tax benefit of $7.5 million, producing an effective rate of 61%. Non-taxable investment income for 1994 was $7.8 million.

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

LEGISLATION

NATURAL DISASTER ACT--Recent natural disasters such as Hurricane Andrew, the Midwestern floods and the Northridge Earthquake have sparked debate on the best way to provide affordable insurance coverage for such events. Previously, the Company supported the proposed Natural Disaster Act as the most desirable alternative. That Act was never passed and the Company is considering other proposed alternatives.

SUPERFUND REFORM (ENVIRONMENTAL LIABILITY)--In 1996, the president asked congress to reinstate the corporate levies that provide funds for Superfund cleanup. Congressional representatives indicate they would not support a reinstatement but are considering comprehensive reform of this bill that, if passed, could impose some tax liability on the Company.

PROPOSITION 103 (RATE ROLLBACK INITIATIVE)--In November 1988, California voters approved Proposition 103, which requires insurance premium rates for certain lines of business to be rolled back twenty percent (20%) from the rates in effect in November 1987. During the second quarter of 1996, the Company reached a settlement with the California Department of Insurance resolving its total liability for refunds and interest under Proposition 103. The settlement required the Company to return $2,987,050 in premiums and interest, which resulted in a 1996 pretax charge of $487,370 to recognize the difference between the actual settlement and the amount previously accrued. The Company is currently in the process of issuing refund checks to policyholders.

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

The Company maintains three sources of credit from two financial institutions: one $10.0 million secured and committed line of credit that cannot be canceled during its annual term; one $30.0 million secured line of credit that cannot be canceled during its annual term; and one $3.0 million secured line of credit for obtaining letters of credit. At December 31, 1996, the Company had no outstanding short term debt. Management believes that cash generated from operations, investments, and cash available from financing activities will provide sufficient liquidity to meet the Company's anticipated needs over the next 12 to 24 months.

In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing program with Centre Reinsurance (Centre Re). The program, called Catastrophe Equity Puts (CatEPuts)SM, augments the Company's traditional reinsurance by integrating its loss financing needs with a pre-negotiated sale of securities linked to exchange-traded shares. CatEPuts allows the Company to put up to $50.0 million of its convertible preferred shares to Centre Re at a pre-negotiated rate in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. CatEPuts is intended to be a three-year program and is designed to enable the Company to continue operating after a loss of such magnitude that its reinsurance capacity is exhausted. If the Company exercises its option to put preferred shares to Centre Re, then Centre Re, in turn, has the option to reinsure certain business written by the Company on a prospective basis.

During 1996, the Company generated net operating cash flows of $48.9 million, up substantially from 1995's $24.6 million. Financing activities included net use of $2.8 million of funds to retire all short term debt. Additionally, the Company began a stock repurchase program, repurchasing 116,212 shares at a total cost of $3.0 million. The remainder of excess operating cash flows were added to the Company's investment portfolio.

The Company's fixed-income portfolio continues to be biased in favor of U.S. government and agency securities due to their high liquidity and almost risk-free nature. As part of its investment strategy, the Company attempts to avoid exposure to default risk by holding, almost exclusively, securities ranked in the top two grades of investment quality by Standard & Poor's and Moody's (i.e., AAA or AA). The majority of the Company's fixed-income portfolio consists of securities rated A or better, with 98% rated AA or better. Currently, 72.2% of the Company's fixed-income portfolio is noncallable. Those securities containing call features have been factored into the overall duration objectives of the portfolio and will not affect efforts to match assets with anticipated liabilities.

The Company follows a program of matching assets to anticipated liabilities to ensure its ability to hold securities until maturity. The Company's known debt and long-term accounts payable are added to the estimate of its unpaid losses and settlement expenses, by line of business. These anticipated liabilities are then factored against ultimate payout patterns and the resulting payout streams are funded with the purchase of fixed-income securities of like maturity. Management believes that interest rate risk can best be minimized by such asset/liability matching.

The Company intends to hold 85% of the securities in the Company's fixed-income portfolio until their contractual maturity. These securities are classified as held-to-maturity and are carried at amortized cost. The remaining 15% are classified as available-for-sale and are carried at fair value. Unrealized capital gains and losses on these securities are excluded from earnings and are recorded as a separate component of shareholders' equity, net of deferred income taxes. During 1996, the Company maintained $44.9 million in fixed income securities within the available-for-sale classification. Although it is likely that the majority of these securities will be held by the Company to maturity, they will provide an additional source of liquidity and can be used to react to future changes in the Company's asset/liability structure.

Equity portfolios increased $35.0 million during 1996. The Company had net purchases of $9.2 million of common stock, with a portfolio appreciation of $25.8 million. Capital gains of $124,000 were realized during the year. The securities within the equity portfolio remain almost equally divided between conservative, blue-chip stocks growing with market indices, and fundamentally solid equities generating substantial dividend income.

The National Association of Insurance Commissioners (NAIC) continues its work on developing a model investment law. This law, which is expected to be passed during 1997, would regulate insurance company investments. The Company's current investment portfolio appears to be in compliance with the proposed model investment law. Management does not feel the proposed model law will affect its current strategies.

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

The NAIC has a project to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project will likely change the definitions of what comprises prescribed versus permitted statutory accounting practices and may result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements.

                             CONSOLIDATED BALANCE SHEETS


December 31,                                                                              1995           1996
                                                                                     (restated)
--------------------------------------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------------------------------------
Investments:
 Fixed maturities:
  Held-to-maturity, at amortized cost
   (fair value--$260,957,796 in 1995 and $266,025,419 in 1996)                    $251,637,536  $ 263,282,430
  Available-for-sale, at fair value
   (amortized cost--$43,990,338 in 1995 and $44,525,564 in 1996)                    45,119,811     44,904,303
 Equity securities available-for-sale, at fair value
  (cost--$102,580,834 in 1995 and $111,773,203 in 1996)                            153,957,535    188,935,360
 Short-term investments, at cost which approximates fair value                      20,884,401     40,823,967
--------------------------------------------------------------------------------------------------------------
    Total investments                                                              471,599,283    537,946,060
Cash                                                                                 3,506,945
Accrued investment income                                                            5,854,731      5,835,885
Premiums and reinsurance balances receivable, net of allowances for
 insolvent reinsurers of $16,336,146 in 1995 and $16,897,798 in 1996                36,447,284     37,166,516
Ceded unearned premiums                                                             50,189,740     53,705,078
Reinsurance balances recoverable on unpaid losses and settlement expenses          197,337,466    165,017,149
Deferred policy acquisition costs, net                                              15,806,911     16,663,603
Property and equipment, at cost, net of accumulated depreciation
 of $17,346,327 in 1995 and $19,381,473 in 1996                                     11,967,331     12,126,552
Income taxes--current                                                                2,488,863
Investment in unconsolidated investee                                                7,856,130      8,970,691
Other assets                                                                         7,145,274      8,042,250
--------------------------------------------------------------------------------------------------------------
    Total assets                                                                  $810,199,958   $845,473,784
==============================================================================================================
Liabilities and Shareholders' Equity
--------------------------------------------------------------------------------------------------------------
Liabilities:
 Unpaid losses and settlement expenses                                            $418,985,960   $405,801,220
 Unearned premiums                                                                 126,013,957    129,781,639
 Reinsurance balances payable                                                       37,744,456     23,699,837
 Income taxes--current                                                                              2,134,692
 Income taxes--deferred                                                              4,903,627     17,170,687
 Notes payable, short-term                                                           2,800,000
 Long-term debt--convertible debentures                                             46,000,000     46,000,000
 Other liabilities                                                                  15,144,242     20,846,348
--------------------------------------------------------------------------------------------------------------
   Total liabilities                                                               651,592,242    645,434,423
--------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities
--------------------------------------------------------------------------------------------------------------
Shareholders' equity:
 Common stock ($1 par value, authorized 12,000,000 shares in 1995 and
  50,000,000 shares in 1996, issued 8,453,449 shares in 1995 and 1996)               8,453,449      8,453,449
 Paid-in capital                                                                    23,831,969     31,691,793
 Net unrealized appreciation of securities, net of tax                              34,334,524     50,608,696
 Retained earnings                                                                  95,378,097    115,164,415
 Treasury stock, at cost (602,567 shares in 1995 and 631,719 shares in 1996)        (3,390,323)    (5,878,992)
--------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                     158,607,716    200,039,361
--------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                                    $810,199,958   $845,473,784
==============================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

                         CONSOLIDATED STATEMENTS OF EARNINGS


Years ended December 31,                                    1994           1995           1996
                                                       (restated)     (restated)
-----------------------------------------------------------------------------------------------
Net premiums earned                                 $140,184,488   $133,468,133   $130,656,095
Net investment income                                 20,132,585     22,029,081     23,680,751
Net realized investment gains (losses)                (3,595,101)       456,510      1,017,572
-----------------------------------------------------------------------------------------------
                                                     156,721,972    155,953,724    155,354,418
-----------------------------------------------------------------------------------------------
Losses and settlement expenses                       101,641,666     85,889,995     68,261,307
Policy acquisition costs                              47,106,098     43,042,045     29,556,390
Insurance operating expenses                          15,142,384     14,470,053     16,441,332
Interest expense on debt                               3,431,464      3,347,378      2,808,470
General corporate expenses                             2,845,289      2,093,034      3,277,630
-----------------------------------------------------------------------------------------------
                                                     170,166,901    148,842,505    120,345,129
-----------------------------------------------------------------------------------------------
Equity in earnings of unconsolidated investee          1,201,965        714,818        230,741
-----------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                  (12,242,964)     7,826,037     35,240,030
-----------------------------------------------------------------------------------------------
Income tax expense (benefit):
 Current                                              (4,585,566)       730,725      6,037,849
 Deferred                                             (2,881,527)      (854,229)     3,506,460
-----------------------------------------------------------------------------------------------
                                                      (7,467,093)      (123,504)     9,544,309
-----------------------------------------------------------------------------------------------
Net earnings (loss)                                 $ (4,775,871)  $  7,949,541   $ 25,695,721
===============================================================================================
Earnings per share:
 Primary
  Net earnings (loss) per share from operations           $(0.31)         $0.97          $3.17
  Realized gains (losses), net of tax                      (0.30)          0.04           0.08
-----------------------------------------------------------------------------------------------
  Primary net earnings (loss) per share                   $(0.61)         $1.01          $3.25
===============================================================================================
 Fully diluted
  Net earnings (loss) per share from operations           $(0.31)         $0.97          $2.78
  Realized gains (losses), net of tax                      (0.30)          0.04           0.07
-----------------------------------------------------------------------------------------------
  Fully diluted net earnings (loss) per share             $(0.61)         $1.01          $2.85
===============================================================================================
Weighted average number of common shares outstanding:
 Primary                                               7,786,004      7,849,799      7,896,463
===============================================================================================
 Fully diluted                                         7,786,004      7,849,799      9,665,694
===============================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                       Net
                                                                Unrealized                      Treasury          Total
                                      Common        Paid-in   Appreciation       Retained          Stock  Shareholders'
Years ended December 31,               Stock        Capital  of Securities       Earnings        at Cost         Equity
-------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994          $6,762,905    $23,986,153    $14,647,207   $ 99,707,102    $(4,396,995)  $140,706,372

Net loss                                                                       (4,775,871)                   (4,775,871)
Treasury shares reissued
 (138,368 shares)                                 1,517,129                                      996,246      2,513,375
Unrealized appreciation of
 securities from adoption
 of SFAS 115                                                       327,707                                      327,707
Net change in unrealized
 appreciation of available-
 for-sale securities                                            (4,064,620)                                  (4,064,620)
Dividends declared
 ($.45 per share)                                                              (3,537,002)                   (3,537,002)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994         6,762,905     25,503,282     10,910,294     91,394,229     (3,400,749)   131,169,961

Net earnings                                                                    7,949,541                     7,949,541
Treasury shares reissued
 (1,448 shares)                                      23,241                                       10,426         33,667
5-for-4 stock split                1,690,544     (1,694,554)                                                     (4,010)
Net change in unrealized
 appreciation of available-
 for-sale securities                                            23,424,230                                   23,424,230
Dividends declared
 ($.51 per share)                                                              (3,965,673)                   (3,965,673)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         8,453,449     23,831,969     34,334,524     95,378,097     (3,390,323)   158,607,716

Net earnings                                                                   25,695,721                    25,695,721
Treasury shares reissued
 (87,060 shares)                                  1,655,524                                      552,002      2,207,526
Treasury shares purchased
 (116,212 shares)                                                                             (3,040,671)    (3,040,671)
Adjustement to accounting
 for business combination
 (see note 1B)                                    6,204,300                    (1,570,477)                    4,633,823
Net change in unrealized
 appreciation of available-
 for-sale securities                                            16,274,172                                   16,274,172
Dividends declared
 ($.55 per share)                                                              (4,338,926)                   (4,338,926)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996        $8,453,449    $31,691,793    $50,608,696   $115,164,415    $(5,878,992)  $200,039,361
=========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,                                         1994 (restated)     1995 (restated)               1996
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net earnings (loss)                                               $ (4,775,871)        $ 7,949,541         $25,695,721
 Adjustments to reconcile net earnings (loss) to net cash
  provided by operating activities:
   Provision for insolvencies                                         1,000,000             613,296           1,006,140
   Net realized investment losses (gains)                             3,595,101            (456,510)         (1,017,572)
   Depreciation                                                       3,063,478           2,866,105           2,454,543
   Other items, net                                                  (4,085,962)            696,046           6,378,410
   Change in:
    Accrued investment income                                          (761,455)           (688,648)             18,846
    Premiums and reinsurance balances receivable
     (net of direct write-offs and commutations)                        145,383         (10,977,648)         (1,725,372)
    Reinsurance balances payable                                      9,090,049          (2,115,290)        (14,044,619)
    Ceded unearned premium                                           (7,308,036)         (9,211,652)         (3,515,338)
    Reinsurance balances recoverable on unpaid losses               (54,528,764)          2,399,330          32,320,317
    Deferred policy acquisition costs                                  (485,817)          3,401,301            (856,692)
    Unpaid losses and settlement expenses                            84,199,014          24,019,920         (13,184,740)
    Unearned premiums                                                13,785,231           6,196,415           3,767,682
    Income taxes:
     Current                                                        (11,807,562)          1,525,466           4,623,555
     Deferred                                                        (2,881,527)           (854,229)          3,506,460
   Changes in investment in unconsolidated investee:
    Undistributed earnings                                           (1,201,965)           (714,818)           (230,741)
    Dividends received                                                                                        3,750,000
------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                          27,041,297          24,648,625          48,946,600
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
 Purchase of:
  Fixed maturities, held-to-maturity                                (64,032,621)        (59,029,702)        (29,681,906)
  Fixed maturities, available-for-sale                               (4,793,980)         (9,091,447)        (11,792,359)
  Equity securities, available-for-sale                             (18,979,331)        (32,221,842)        (11,648,835)
  Short-term investments, net                                        (6,604,323)                            (19,939,566)
  Property and equipment                                             (3,271,057)         (1,647,414)         (3,408,835)
 Proceeds from sale of:
  Fixed maturities, available-for-sale                                1,260,031           3,383,745           8,297,553
  Equity securities, available-for-sale                              22,481,402          17,187,726           2,579,172
  Short-term investments, net                                                            28,748,056
  Property and equipment                                                 50,496             511,631             795,071
 Proceeds from call or maturity of:
  Fixed maturities, held-to-maturity                                 46,181,373          25,234,977          17,380,750
  Fixed maturities, available-for-sale                                2,335,000           3,730,000           2,860,000
------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                             (25,373,010)        (23,194,270)        (44,558,955)
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
 Proceeds from issuance of debt                                                           2,800,000
 Payments on debt                                                      (745,000)         (6,255,000)         (2,800,000)
 Fractional shares paid                                                                      (4,010)
 Treasury shares reissued                                             2,513,375              33,667           2,207,526
 Treasury shares purchased                                                                                   (3,040,671)
 Cash dividends paid                                                 (3,461,217)         (3,849,521)         (4,261,445)
------------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                              (1,692,842)         (7,274,864)         (7,894,590)
------------------------------------------------------------------------------------------------------------------------
Net decrease in cash                                                    (24,555)         (5,820,509)         (3,506,945)
Cash at beginning of year                                             9,352,009           9,327,454           3,506,945
------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                 $ 9,327,454         $ 3,506,945     $             0
========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS: RLI Corp. is a holding company that, through its subsidiaries, underwrites selected property and casualty insurance products.

The property and casualty insurance segment, RLI Insurance Group (the Group), is composed of two insurance companies. RLI Insurance Company, the principal subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes multiple lines of insurance on an admitted basis in Kansas and surplus lines insurance in the remaining 49 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

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

On December 1, 1996, RLI Vision Corp., the Company's wholly-owned optical goods distributor, merged with Hester Enterprises, Inc., the manufacturer of Maui Jim sunglasses. The Company retained a 34% minority interest in the combined entity, renamed Maui Jim, Inc. The Company accounted for this merger as a non-monetary exchange of ownership interests with no gain or loss recognized.

As a result of the merger, the Company has presented its minority interest in Maui Jim, Inc. under the equity method of accounting beginning December 1, 1996. Additionally, for comparative purposes, the Company has restated prior period financial information to present its 100% ownership in RLI Vision Corp. under the equity method. This restatement is a change in presentation only and has no impact on earnings. In January 1997, the Company paid $3,694,119 for an additional 10% ownership interest in Maui Jim, Inc., bringing the Company's total minority interest in Maui Jim, Inc. to 44%.

On May 4, 1995, RLI Vision Corp. acquired through merger Target Industries, Inc., a wholesale optical goods distributor of contact lenses, Rx spectacles, frames and sunglasses, located in Cohasset, Massachusetts. As consideration, RLI Corp. issued 313,500 shares of its common stock. This business combination was accounted for as a pooling-of-interests. The consolidated financial statements and related financial information for periods prior to the combination have been restated to include the accounts and results of operations of Target Industries, Inc., including Target Industries, Inc. stand-alone net income for the year ended December 31, 1994 of $225,440.

As a result of the aforementioned merger with Hester Enterprises, Inc., the accounting for the merger with Target Industries, Inc. as a pooling-of-interests is no longer applicable. Accordingly, the 1996 financial statements reflect an adjustment to shareholders' equity of $4,633,823 to recognize the change from pooling-of-interests to purchase accounting, and a charge to earnings of $732,847, or $.06 per share, for cumulative goodwill amortization from May 4, 1995, through November 30, 1996. Prior period financial information has not been restated to reflect this change in accounting due to immateriality.

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

This additional development resulted in part from hidden damage and increased business interruption losses on the Company's excess policies that, in 1994, were estimated by adjusters to be well within the coverage limits of the primary and underlying excess layers. Also contributing to the increased development were unanticipated building code enactments, escalating construction costs, and the impact of reopened claims as a result of the involvement of public adjusters.

Following is a summary of the effects of the Northridge Earthquake. All amounts are shown in thousands, except per share data.

--------------------------------------------------------------------------------
Earthquake Impact                            1994           1995
--------------------------------------------------------------------------------
Premiums earned decrease                 $(18,013)      $ (1,227)
--------------------------------------------------------------------------------
Consolidated revenue decrease             (18,013)        (1,227)
--------------------------------------------------------------------------------
Losses and settlement expense increase    (21,176)       (27,338)
Policy acquisition costs decrease           1,310
--------------------------------------------------------------------------------
Total expense increase                    (19,866)       (27,338)
--------------------------------------------------------------------------------
Loss before income taxes                  (37,879)       (28,565)
Net loss                                  (25,021)       (18,567)
Primary net loss per share               $  (3.21)      $  (2.37)
================================================================================

As of December 31, 1996, the Company had 36 open earthquake claims from a total of 688 claims reported from this occurrence. No additional development from this event occurred in 1996. The Company continually monitors all open earthquake claims and current reserve levels. Management believes that the reserve strengthening performed in September 1995 was sufficient to resolve the remaining outstanding liabilities.

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

In December 1995, the Company reclassified $29.8 million of held-to-maturity debt securities to available-for-sale under the "onetime exemption" permitted by the Financial Accounting Standards Board. This reclassification resulted in recording unrealized gains of $0.5 million, net of deferred income taxes.

Short-term investments are carried at cost, which approximates fair value.

The Company continuously monitors the values of its investments in fixed maturities and equity securities on an ongoing basis. If this review shows that a decline in fair value is other than temporary, the Company's carrying value in the investment is reduced to its estimated realizable value through an adjustment to earnings. Realized gains and losses on disposition of investments are based on specific identification of the investments sold.

Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Dividends on equity securities are credited to earnings on the ex-dividend date.

E. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the appropriate liabilities, since reinsurance does not relieve the Company of its legal liability to its policyholders.

The Company continuously monitors the financial condition of its reinsurers. The Company's policy is to charge to current earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers. During 1994, 1995, and 1996, the Company provided $1,000,000, $613,296, and $1,006,140, respectively, for uncollectible reinsurance balances.

F. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related settlement expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on the Company. Based on the current assumptions used in calculating reserves, management believes that the Company's overall reserve levels at December 31, 1996, are adequate to meet its future obligations.

G. REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on the monthly pro rata basis.

H. POLICY ACQUISITION COSTS: The costs of acquiring insurance premiums--principally commissions and brokerage, sales compensation, premium taxes, and other direct underwriting expenses--net of reinsurance commissions received, are amortized over the life of the policies in order to properly match policy acquisition costs to the related premium revenue. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

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

Fully diluted earnings per share calculations are based on the weighted average number of shares of common stock and common stock equivalents outstanding for the period, assuming full conversion of all convertible debentures into common stock. Net earnings are adjusted for purposes of this calculation to eliminate interest and amortization of debt issuance costs on the convertible debentures, net of related income taxes. When the conversion of convertible debentures increases the earnings per share or reduces the loss per share, the effect on earnings is antidilutive. Under these circumstances, the fully diluted net earnings or net loss per share is computed assuming no conversion of the convertible debentures.

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

M. STOCK BASED COMPENSATION: The Company grants to officers stock options for a fixed number of shares with an exercise price equal to or greater than the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes no compensation expense for the stock option grants. See note 8 for further discussion and related disclosures.

N. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its financial statements. The more significant risks and uncertainties, as well as the Company's methods for mitigating, quantifying, and minimizing such, are presented below and throughout the notes to consolidated financial statements.

CATASTROPHE EXPOSURES
The Company's past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods, and windstorms are covered by certain of the Company's property policies. The Company has a concentration of such coverages in California (70.7% of gross property premiums written during 1996). Using computer-assisted modeling techniques, the Company quantifies and monitors its exposure to catastrophic events. The Company limits its risk to such catastrophes through the purchase of reinsurance. Utilizing the above, the Company attempts to limit its net aggregate exposure to a single catastrophic event to less than 10% of shareholders' equity.

ENVIRONMENTAL EXPOSURES
The Company is subject to environmental claims and exposures through its commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, management has sought to mitigate or control the extent of this exposure through the following methods: 1) the Company's policies include pollution exclusions that have been continually updated to further strengthen the exclusion; 2) the Company's policies primarily cover moderate hazard risks; and 3) the Company began writing this business after the industry became aware of the potential pollution liability exposure.

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

REINSURANCE
Reinsurance does not discharge the Company from its primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, the Company would be liable. The Company continuously monitors the financial condition of prospective and existing reinsurers. As a result, the Company currently attempts to purchase reinsurance from a limited number of financially strong reinsurers. The Company provides a reserve for reinsurance balances deemed uncollectible.

FINANCIAL STATEMENTS
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilites. Actual results could differ from those estimates. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Management continually updates its estimates as additional data becomes available and adjusts the financial statements as deemed necessary. Other estimates such as the recoverability of reinsurance balances, deferred tax assets and deferred policy acquisition costs are constantly monitored, evaluated, and adjusted. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on management's expectations of future events.

EXTERNAL FACTORS
The Company's insurance subsidiaries are highly regulated by the states in which they are incorporated, and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments, and regulate rates insurers may charge for various products. The Company is also subject to insolvency and guarantee fund assessments for policyholder losses covered by insolvent insurers. The Company generally accrues the full amount of the assessment upon notification.

The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The RBC standards became effective for annual statement filings beginning December 31, 1994. The Company continuously monitors its subsidiaries' internal capital requirements and the NAIC's RBC developments. The Company has determined that its capital levels are well in excess of the minimum capital requirements for all RBC action levels. Management believes that the Company's capital levels are sufficient to support the level of risk inherent in its operations.


2.  INVESTMENTS

A summary of net investment income is as follows:

------------------------------------------------------------------------------------------
                                                      1994           1995           1996
------------------------------------------------------------------------------------------
Interest on fixed maturities                    $15,311,817    $17,333,118    $18,862,096
Dividends on equity securities                    5,290,715      5,444,146      5,715,310
Interest on short-term investments                1,846,881      1,893,693      1,572,512
------------------------------------------------------------------------------------------
Gross investment income                          22,449,413     24,670,957     26,149,918
Less investment expenses                          2,316,828      2,641,876      2,469,167
------------------------------------------------------------------------------------------
Net investment income                           $20,132,585    $22,029,081    $23,680,751
==========================================================================================

Pretax net realized investment gains (losses) and net changes in unrealized appreciation/depreciation of investments for the years ended December 31 are summarized as follows:

------------------------------------------------------------------------------------------
                                                      1994           1995           1996
------------------------------------------------------------------------------------------
Net realized investment gains (losses)
 Fixed maturities
  Held-to-maturity                            $     79,124       $(21,428)   $    10,656
  Available-for-sale                                27,217          6,324         24,043
 Equity securities                              (3,701,442)       471,614        982,873
------------------------------------------------------------------------------------------
                                                (3,595,101)       456,510      1,017,572
------------------------------------------------------------------------------------------
Net changes in unrealized
 appreciation/depreciation on investments
 Fixed maturities
  Held-to-maturity                             (22,112,459)    21,130,309     (6,577,271)
  Available-for-sale                              (475,597)     1,605,070       (750,734)
 Equity securities                              (5,273,316)    34,432,410     25,785,456
------------------------------------------------------------------------------------------
                                               (27,861,372)    57,167,789     18,457,451
------------------------------------------------------------------------------------------
Net realized investment gains (losses)
 and changes in unrealized
 appreciation/depreciation
 on investments                               $(31,456,473)   $57,624,299    $19,475,023
==========================================================================================

Below is a summary of the disposition of fixed maturities for the years ended December 31, with separate presentations for sales and calls/maturities.

Sales
---------------------------------------------------------------------------------------------------------
                                                    Proceeds             Gross Realized      Net Realized
                                                 from sales          Gains         Losses    gain (loss)
---------------------------------------------------------------------------------------------------------
1994
Available-for-sale                                1,260,031                         (603)          (603)
1995
 Available-for-sale                               3,383,745         15,447        (7,875)         7,572
1996
 Available-for-sale                               8,297,553         84,116       (59,117)        24,999
=========================================================================================================
Calls/Maturities
---------------------------------------------------------------------------------------------------------
                                                    Proceeds             Gross Realized      Net Realized
                                                 from sales          Gains         Losses    gain (loss)
---------------------------------------------------------------------------------------------------------
1994
 Held-to-maturity                                46,181,373        107,106       (27,982)        79,124
 Available-for-sale                               2,335,000         28,773          (953)        27,820
1995
 Held-to-maturity                                25,234,977         11,567       (32,997)       (21,428)
 Available-for-sale                               3,730,000                       (1,248)        (1,248)
1996
 Held-to-maturity                                17,380,750         11,305          (649)        10,656
 Available-for-sale                               2,860,000                         (956)          (956)
=========================================================================================================

The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 1995 and 1996. Estimated fair values for fixed maturities and equity securities are based on quoted market prices where available, or on values obtained from independent pricing services.

---------------------------------------------------------------------------------------------------------
                                                  Amortized      Estimated           Gross Unrealized
                                                     Cost        Fair Value        Gains         Losses
---------------------------------------------------------------------------------------------------------
1995
Held-to-maturity
 U.S. governments                              $148,846,846   $156,517,125    $ 7,767,238    $  (96,959)
 Foreign governments                                498,208        509,260         11,052
 States, political subdi-
  visions & revenues                            102,292,482    103,931,411      1,735,159       (96,230)
---------------------------------------------------------------------------------------------------------
Total held-to-maturity                         $251,637,536   $260,957,796    $ 9,513,449    $ (193,189)
---------------------------------------------------------------------------------------------------------
Available-for-sale
 U.S. governments                              $ 31,050,335   $ 32,065,236    $ 1,101,235    $  (86,334)
 Corporate                                        2,680,000      2,701,961         25,241        (3,280)
 States, political subdi-
  visions & revenues                             10,260,003     10,352,614        108,283       (15,672)
---------------------------------------------------------------------------------------------------------
Fixed maturities                                 43,990,338     45,119,811      1,234,759      (105,286)
Equity securities                               102,580,834    153,957,535     51,700,372      (323,671)
---------------------------------------------------------------------------------------------------------
Total available-for-sale                        146,571,172    199,077,346     52,935,131      (428,957)
---------------------------------------------------------------------------------------------------------
Total                                          $398,208,708   $460,035,142    $62,448,580   $  (622,146)
=========================================================================================================

---------------------------------------------------------------------------------------------------------
                                                  Amortized      Estimated           Gross Unrealized
                                                     Cost        Fair Value        Gains         Losses
---------------------------------------------------------------------------------------------------------
1996
Held-to-maturity
 U.S. governments                              $152,612,589   $154,134,493    $ 2,909,178  $ (1,387,274)
 States, political subdi-
  visions & revenues                            110,669,841    111,890,926      1,327,765      (106,680)
---------------------------------------------------------------------------------------------------------
Total held-to-maturity                         $263,282,430   $266,025,419    $ 4,236,943  $ (1,493,954)
---------------------------------------------------------------------------------------------------------
Available-for-sale
 U.S. governments                              $ 29,461,455   $ 29,681,299    $   586,656   $  (366,812)
 Foreign governments                                443,198        435,094                       (8,104)
 Corporate                                        7,585,492      7,736,658        186,975       (35,809)
 States, political subdi-
  visions & revenues                              7,035,419      7,051,252         56,454       (40,621)
---------------------------------------------------------------------------------------------------------
Fixed maturities                                 44,525,564     44,904,303        830,085      (451,346)
Equity securities                               111,773,203    188,935,360     77,847,867      (685,710)
---------------------------------------------------------------------------------------------------------
Total available-for-sale                        156,298,767    233,839,663     78,677,952    (1,137,056)
---------------------------------------------------------------------------------------------------------
Total                                          $419,581,197   $499,865,082    $82,914,895   $(2,631,010)
=========================================================================================================

The amortized cost and estimated fair value of fixed maturity securities at December 31, 1996, by contractual maturity, are shown as follows.

-----------------------------------------------------------------------------------
                                               Amortized Cost  Estimated Fair Value
-----------------------------------------------------------------------------------
Held-to-maturity
 Due in one year or less                       $ 15,619,384        $ 15,727,511
 Due after one year through five years          100,585,229         103,043,780
 Due after five years through ten years         111,941,124         112,010,661
 Due after ten years                             35,136,693          35,243,467
-----------------------------------------------------------------------------------
                                               $263,282,430        $266,025,419
-----------------------------------------------------------------------------------
Available-for-sale
 Due in one year or less                       $  1,099,844        $  1,102,379
 Due after one year through five years           22,360,480          22,826,826
 Due after five years through ten years          18,207,959          17,997,847
 Due after ten years                              2,857,281           2,977,251
-----------------------------------------------------------------------------------
                                               $ 44,525,564        $ 44,904,303
-----------------------------------------------------------------------------------

Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.

At December 31, 1995, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $34,334,524. This amount was net of deferred taxes of $18,171,600. At December 31, 1996, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $50,608,696. This amount is net of deferred taxes of $26,932,200.

The Company is party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. As of December 31, 1995 and 1996, fixed maturities with a fair value of $59,511,460 and $73,949,327, respectively, were loaned. Agreements with custodian banks facilitating such lending require a minimum of 102% of the value of the loaned securities to be separately maintained as collateral for each loan. To further minimize the credit risks related to this lending program, the Company monitors the financial condition of counter parties to these agreements.

As required by law, certain fixed maturities and short-term investments amounting to $13,454,695 at December 31, 1996, were on deposit with either regulatory authorities or banks. Additionally, the Company has certain fixed maturities held in trust amounting to $9,567,621 at December 31, 1996. These funds cover net premiums, losses, and expenses related to a property and casualty insurance program.

The Company does not invest in derivative securities or collateralized mortgage obligations (CMOs).

3. POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

---------------------------------------------------------------------------------------------------------
                                                                      1994           1995           1996
---------------------------------------------------------------------------------------------------------
Deferred policy acquisition costs, beginning of year          $18,722,395    $19,208,212    $15,806,911
---------------------------------------------------------------------------------------------------------
Deferred:
 Direct commissions                                            47,187,978     44,232,003     46,740,471
 Premium taxes                                                  4,135,567      4,185,861      4,034,201
 Other direct underwriting
  expenses                                                     12,088,813     12,122,153     14,194,203
 Ceding commissions                                           (16,939,817)   (24,666,527)   (31,056,079)
---------------------------------------------------------------------------------------------------------
Net deferred                                                   46,472,541     35,873,490     33,912,796
---------------------------------------------------------------------------------------------------------
Amortized                                                      45,986,724     39,274,791     33,056,104
---------------------------------------------------------------------------------------------------------
Deferred policy acquisition costs, end of year                $19,208,212    $15,806,911    $16,663,603
=========================================================================================================
Policy acquisition costs:
 Amortized to expense                                          45,986,724     39,274,791     33,056,104
Period costs:
 Ceding commission--contingent                                     60,227       (456,527)    (5,275,063)
 Other                                                          1,059,147      4,223,781      1,775,349

---------------------------------------------------------------------------------------------------------
Total policy acquisition costs                                $47,106,098    $43,042,045    $29,556,390
=========================================================================================================

4.  LONG-TERM DEBT

On July 28, 1993, the Company issued $46 million of 6.0% convertible debentures that mature July 15, 2003, and pay interest semi-annually. The Company received $45,080,000 in net proceeds from the issue ($46,000,000 principal less $920,000 of underwriting costs incurred) of which $30,500,000 was contributed to the insurance subsidiaries to increase underwriting capacity and facilitate expansion of their business. The balance was retained for general corporate purposes, including debt service and the payment of dividends. All convertible debentures, unless previously redeemed, are convertible at the option of the holder at any time before maturity, into RLI Corp. common stock at an adjusted conversion price of $26.00 per share, subject to further adjustment in certain events. The Company has the option to redeem the convertible debentures, in whole or in part, on or after July 15, 1997, at specified redemption prices, plus accrued interest to redemption date. The convertible debentures are general unsecured obligations of the Company and rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The convertible debentures include various covenants with which the Company has complied. These covenants are basic in nature and include maintenance of properties, payment of taxes, limitations on issuance or disposition of RLI Corp. stock or the stock of material subsidiaries, and limitations on liens. The estimated fair values of the convertible debentures at December 31, 1995 and 1996, were $47,800,000 and $58,400,000, respectively.

On December 1, 1995, the Company retired its 9.75% Industrial Development Bond of $6,255,000. This tax-exempt issue was obtained by the Company on December 27, 1985, and proceeds were used by the Company to finance a portion of the acquisition, construction and equipping of an addition to the home office building and related facilities located in Peoria. The retirement of the debt included a scheduled principal payment of $815,000, along with the execution by the Company of its first available call provision, to call the remaining debt of $5,440,000 at a 102 call premium. The call was financed in part with available cash, along with short term borrowings totaling $2,800,000.

During the first quarter of 1996, the Company paid off its short term borrowings of $2,800,000 utilizing excess funds from operations.

Interest paid on outstanding debt for 1994, 1995, and 1996 amounted to $3,345,714, $3,372,479, and $2,834,192, respectively.

The Company maintains three sources of credit from two financial institutions: one $10.0 million secured and committed line of credit that cannot be canceled during its annual term; a $30.0 million secured line of credit that cannot be canceled during its annual term; and a $3.0 million secured line of credit available for the issuance of letters of credit. As of December 31, 1996, the Company had no outstanding short term borrowings.

5.  REINSURANCE

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies. A large portion of the reinsurance is effected under reinsurance contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements provide greater diversification of business and serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.

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

In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing program with Centre Reinsurance (Centre Re). The program, called Catastrophe Equity Puts (CatEPuts)SM, augments the Company's traditional reinsurance by integrating its loss financing needs with a pre-negotiated sale of securities linked to exchange-traded shares. CatEPuts allows the Company to put up to $50.0 million of its convertible preferred shares to Centre Re at a pre-negotiated rate in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. CatEPuts is intended to be a three-year program and is designed to enable the Company to continue operating after a loss of such magnitude that its reinsurance capacity is exhausted. If the Company exercises its option to put preferred shares to Centre Re, then Centre Re, in turn, has the option to reinsure certain business written by the Company on a prospective basis.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

------------------------------------------------------------------------------------------
WRITTEN                                                1994           1995           1996
------------------------------------------------------------------------------------------
Direct                                        $279,410,212   $270,887,545   $276,707,492
Reinsurance assumed                                 17,905        548,601         93,811
Reinsurance ceded                             (132,766,433)  (140,983,251)  (144,443,663)
------------------------------------------------------------------------------------------
Net                                           $146,661,684   $130,452,895   $132,357,640
==========================================================================================

------------------------------------------------------------------------------------------
EARNED                                                 1994           1995           1996
------------------------------------------------------------------------------------------
Direct                                        $265,453,514   $264,651,370   $271,551,708
Reinsurance assumed                                189,371        588,362         32,713
Reinsurance ceded                             (125,458,397)  (131,771,599)  (140,928,326)
------------------------------------------------------------------------------------------
Net                                           $140,184,488   $133,468,133   $130,656,095
==========================================================================================

------------------------------------------------------------------------------------------
LOSSES AND SETTLEMENT EXPENSES INCURRED                1994           1995           1996
------------------------------------------------------------------------------------------
Direct                                        $280,126,708   $160,294,644   $109,527,903
Reinsurance assumed                               (349,972)       809,657         10,256
Reinsurance ceded                             (178,135,070)   (75,214,306)   (41,276,852)
------------------------------------------------------------------------------------------
Net                                           $101,641,666   $ 85,889,995    $68,261,307
==========================================================================================

At December 31, 1996, the Company had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses with American Re-Insurance Company (rated A+ "superior" by A.M. Best Company) that amounted to $59,492,246. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 10% of shareholders' equity.


6.  UNPAID LOSSES AND SETTLEMENT EXPENSES

The following table reconciles the Company's liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 1996. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years' estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).

------------------------------------------------------------------------------------------
                                                       Year Ended December 31,
(In thousands)                                         1994           1995           1996
------------------------------------------------------------------------------------------
Unpaid losses and LAE at beginning of year:
 Gross                                            $310,767       $394,966       $418,986
 Ceded                                            (145,208)      (199,737)      (197,338)
------------------------------------------------------------------------------------------
  Net                                              165,559        195,229        221,648
------------------------------------------------------------------------------------------
Increase (decrease) in incurred losses and LAE:
 Current accident year                             100,535         62,619         69,724
 Prior accident years                                1,107         23,271         (1,463)
------------------------------------------------------------------------------------------
  Total incurred                                   101,642         85,890         68,261
------------------------------------------------------------------------------------------
Loss and LAE payments for claims incurred:
 Current accident year                             (36,501)       (10,586)       (11,026)
 Prior accident years                              (36,026)       (48,023)       (37,505)

------------------------------------------------------------------------------------------
  Total paid                                       (72,527)       (58,609)       (48,531)
------------------------------------------------------------------------------------------
Insolvent reinsurer charge off                         643            514            607
Loss reserves commuted                                 (88)        (1,376)        (1,201)
------------------------------------------------------------------------------------------
Net unpaid losses and LAE at end of year          $195,229       $221,648       $240,784
==========================================================================================
Unpaid losses and LAE at end of year:
 Gross                                             394,966        418,986        405,801
 Ceded                                            (199,737)      (197,338)      (165,017)
------------------------------------------------------------------------------------------
  Net                                             $195,229       $221,648       $240,784
==========================================================================================

During 1994 and 1996, overall development on prior accident-year loss and settlement expense reserves was insignificant to operating results and recorded loss and settlement expense reserves. For 1995, however, prior accident-year development was significantly impacted by the effects of the 1994 Northridge Earthquake. As previously discussed in note 1, the Company experienced $27.3 million of loss development from this event during calendar year 1995.

The Company is subject to environmental claims and exposures through its commercial umbrella, general liability, and discontinued assumed reinsurance lines of business. Within these lines, the Company's environmental exposures include environmental site cleanup, asbestos removal, and mass tort liability. The majority of the exposure is in the excess layers of the Company's commercial umbrella and assumed reinsurance books of business.

The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) for the periods ended 1994, 1995 and 1996:

----------------------------------------------------------------------------------------------------
                                       Inception-to-date December 31,
(In thousands)                                                   1994           1995           1996
----------------------------------------------------------------------------------------------------
Loss and LAE payments for claims incurred
 Gross                                                       $ 3,549        $ 5,117        $ 8,267
 Ceded                                                        (2,933)        (3,842)        (5,761)
----------------------------------------------------------------------------------------------------
  Net                                                         $  616        $ 1,275        $ 2,506
====================================================================================================
Unpaid losses and LAE at end of year
 Gross                                                       $15,519        $20,154        $17,596
 Ceded                                                        (9,875)       (13,398)       (11,150)
----------------------------------------------------------------------------------------------------
  Net                                                        $ 5,644        $ 6,756        $ 6,446
====================================================================================================

Although the Company's environmental exposure is limited as a result of entering the liability lines after the industry had already recognized it as a problem, management cannot determine the Company's ultimate liability with any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability, and standards of cleanup. Additionally, the Company participates primarily in the excess layers, making it even more difficult to assess the ultimate impact.


7.  INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized in the following table.

----------------------------------------------------------------------------------------------------
                                                                 1994           1995           1996
----------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
 Tax discounting of claim reserves                       $15,402,122    $15,635,860    $12,874,704
 Unearned premium offset                                   5,419,657      5,307,695      5,326,460
 Other, net                                                2,060,970      2,365,467        492,246
----------------------------------------------------------------------------------------------------
                                                          22,882,749     23,309,022     18,693,410
  Less valuation allowance                                  (300,000)      (300,000)      (300,000)
----------------------------------------------------------------------------------------------------
  Total deferred tax assets                              $22,582,749    $23,009,022    $18,393,410
----------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
 Net unrealized appreciation of securities               $ 5,764,109    $18,171,600    $26,932,200
 Deferred policy acquisition costs                         6,722,874      5,532,419      5,832,261
 Book/tax depreciation                                     1,720,598      1,535,324      1,349,846
 Other, net                                                1,519,824      2,673,306      1,449,790
----------------------------------------------------------------------------------------------------
  Total deferred tax liabilities                          15,727,405     27,912,649     35,564,097
----------------------------------------------------------------------------------------------------
  Net deferred tax asset (liability)                     $ 6,855,344    $(4,903,627)  $(17,170,687)
====================================================================================================

Management feels it is more likely than not that a portion of the Company's deferred tax assets will not be realized. Therefore, an allowance has been established for certain deferred tax assets that have an indefinite reversal pattern. Management also believes the Company's remaining deferred tax assets will be fully realized through deductions against future taxable income.

Income tax expense attributable to income from operations for the years ended December 31, 1994, 1995, and 1996 differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as demonstrated in the following table.

----------------------------------------------------------------------------------------------------
                                                                 1994           1995           1996
----------------------------------------------------------------------------------------------------
Provision for income taxes at
 the statutory federal tax rates                         $(4,285,037)    $2,739,113    $12,334,011
Increase (reduction) in taxes
 resulting from:
 Dividends received deduction                             (1,126,519)    (1,170,146)    (1,216,013)
 Dividends paid deduction                                   (258,474)      (265,754)      (258,252)
 Tax exempt interest income                               (1,607,296)    (1,428,846)    (1,566,608)
 State income tax provision                                   66,430        127,205        131,755
 Other items, net                                           (256,197)      (125,076)       119,416
----------------------------------------------------------------------------------------------------
                                                         $(7,467,093)    $ (123,504)    $9,544,309
====================================================================================================

The Company has recorded its deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, the Company's taxable income will be taxed at an effective rate of 35%.

Net federal and state income taxes paid (refunded) in 1994, 1995, and 1996 amounted to $7,221,986, $(794,741), and $1,415,994, respectively.

The Internal Revenue Service (IRS) has examined the Company's income tax returns through the tax year ended December 31, 1990. In 1994, the Company received tax refunds from certain of these tax years, the majority of which was previously accrued. As a result, the Company recorded a tax benefit of $73,893 in 1994 and received interest from the IRS for the same period of $56,590, which was recorded as investment income. For 1995, the Company's net taxes refunded include a $3.9 million refund received as a result of carrying back the 1994 net operating loss and capital loss to prior years. The IRS is currently examining the Company's income tax returns through the tax year ended December 31, 1994. Management believes any tax implication from examinations of these years should not materially impact the Company's consolidated financial position or results of operations.


8.  EMPLOYEE BENEFITS

PENSION PLAN
The Company maintains a non-contributory defined benefit pension plan covering substantially all employees meeting age and service requirements. The plan provides a benefit based on a participant's service and the highest five consecutive years' average compensation out of the last 10 years. The Company funds pension costs as accrued, except that in no case will the Company contribute amounts less than the minimum contribu-tion required under the Employee Retirement Income Security Act of 1974 or more than the maximum tax deductible contribution for the year. The plan reached the full funding limitation in 1986 and remained fully funded through 1993. During 1994, 1995, and 1996, the Company made the maximum tax deductible contribution allowed, totaling $312,740, $397,158, and $413,977, respectively, to adequately meet the funding requirements of the plan.

The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

The components of net periodic pension costs for each of the three years ended December 31, are as follows:

----------------------------------------------------------------------------------------------------
                                                                 1994           1995           1996
----------------------------------------------------------------------------------------------------
Service cost                                                $405,796       $277,870       $419,349
Interest cost                                                234,127        239,607        270,965
Actual return on assets                                      190,316       (796,106)      (403,266)
Net amortization and deferral                               (534,183)       486,482         68,323
----------------------------------------------------------------------------------------------------
Net pension expense                                         $296,056       $207,853       $355,371
====================================================================================================

The following table sets forth the plan's funded status at December 31, 1995 and 1996:

--------------------------------------------------------------------------------
                                                       1995           1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
 Accumulated benefit obligation:
  Vested                                        $3,055,535     $2,855,363
  Nonvested                                         90,201        241,590
--------------------------------------------------------------------------------
                                                $3,145,736     $3,096,953
================================================================================
Projected benefit obligation                    $3,835,535     $4,039,460
Plan assets at fair market value                 3,253,386      3,328,525
--------------------------------------------------------------------------------
Plan assets under
 projected benefit obligation                    $(582,149)   $  (710,935)
Unrecognized net asset at January 1,
 being amortized over 17.2 years                  (267,045)      (234,479)
Unrecognized prior service cost                     12,367          9,316
Unrecognized net loss                              307,666        465,543
--------------------------------------------------------------------------------
Accrued pension costs                            $(529,161)    $ (470,555)
================================================================================

At December 31, 1996, plan assets at fair value are comprised of approximately 2% fixed maturities, 96% equity securities and 2% invested cash.

In 1995, the Company used a settlement rate of 7.25%, an increase in salary levels of 6%, and an expected long-term return on plan assets of 10% in determining the projected benefit obligation. In 1996, the Company used the following rates to determine its projected benefit obligation: 7.5% settlement rate, 6% increase in salary, and 10% expected long-term return on plan assets.

EMPLOYEE STOCK OWNERSHIP AND OFFICER PERFORMANCE INCENTIVE PLANS
The Company has both an Employee Stock Ownership Plan (ESOP) and an Officer Performance Incentive Plan. In 1996, the Company adopted a new approach for evaluating the funding of these plans. Called the Market Value Potential (MVP) plan, the new program is designed to ensure that the interests of company insiders correspond with those of our shareholders.

MVP requires that the Company generates a return on equity in excess of its cost of capital, before either the funding of the ESOP or the payment of officer bonuses. Under MVP, funds in excess of the cost of capital are first designated to fund the Company's ESOP up to the maximum allowable contribution of 15% of eligible wages. MVP in excess of the ESOP funding is then shared by the officers of the Company and its shareholders. Officers can receive a maximum of 8% of the excess on an after-tax basis, while the remainder is reinvested in the Company for the benefit of the shareholders. MVP restricts the officer payout in a given year to 60% of the bonus earned for the previous fiscal year. The remaining 40% is at risk and is retained by the Company. This amount is posted to a participant's "bank account" and is subject to achieving the MVP target return in the succeeding fiscal year. In 1996, $2,810,050 (7.07% of the excess return) was earned under this plan. The actual payout of $1,686,030 (60% of bonus earned) occurred in January 1997.

The Company's ESOP is non-leveraged and covers substantially all employees meeting eligibility requirements. ESOP contributions are determined annually by the Company's board of directors and are expensed in the year earned. During 1994, 1995, and 1996, the Company recognized expense of $160,154, $2,046,474, and $2,791,463, respectively, related to the ESOP. At its December 1996 meeting, the board voted in favor of making a contribution to the ESOP for 1996 based on the MVP projections for the year. In 1995, the board had authorized this contribution as well. In 1994, the board did not authorize a contribution based on that year's projected net loss.

During 1994, the ESOP purchased 124,500 shares of the Company's treasury stock at an average price of $18.03 ($2,245,050) and 5,000 shares of the Company's common stock on the open market at an average price of $16.46 ($82,320). During 1995, no shares were purchased. During 1996, the ESOP purchased 76,500 shares of the Company's treasury stock at an average price of $25.38 ($1,941,288). All shares held by the ESOP are treated as outstanding in computing the Company's earnings per share. Dividends on ESOP shares are passed through to the participants.

DIRECTORS DEFERRED COMPENSATION AND EXCESS ESOP
The Company has a deferred compensation plan for directors and an excess ESOP for key employees through which company shares are purchased for the directors and key employees. The Company funded the plans by establishing Rabbi Trusts and by purchasing company treasury shares. Since the assets of the Rabbi Trusts are subject to claims of the Company's general creditors, such assets are recorded as other assets in the accompanying balance sheets. A corresponding liability for the same amount, which represents the Company's liability to its directors and key employees, is reflected as a component of other liabilities. During 1994, 1995, and 1996, the Company recognized expenses of $81,850, $145,550, and $139,075, respectively, under these plans. In 1996, the Rabbi Trusts purchased 10,560 shares of the company's treasury stock, at an average price of $25.22 ($266,339) and 4,300 shares of the Company's common stock on the open market at an average price of $32.13 ($138,138). At December 31, 1996, the Trusts' assets were valued at $4,062,723.

STOCK OPTION PLAN
During 1995, the Company adopted and the shareholders approved an Incentive Stock Option Plan (the Plan). The Company accounts for the plan in accordance with APB Opinion No. 25, under which no compensation cost has been recognized.

Had compensation cost for the plan been determined consistent with FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

--------------------------------------------------------------------------------
                                                       1995           1996
--------------------------------------------------------------------------------
Net income:        As reported                   $7,949,541    $25,695,721
                   Pro forma                      7,862,144     25,511,517
--------------------------------------------------------------------------------
Primary EPS:       As reported                        $1.01          $3.25
                   Pro forma                           1.00           3.21
--------------------------------------------------------------------------------
Fully Diluted EPS: As reported                        $1.01          $2.85
                   Pro forma                           1.00           2.82
================================================================================

These pro forma amounts may not be representative of the effects of FASB Statement No. 123 on pro forma net income for future years because options vest over several years and additional awards may be granted in the future.

Under the Plan, an officer may be granted an option to purchase shares at 100% of the grant date fair market value (110% if the optionee and affiliates own 10% or more of the shares), payable in cash. An option may be granted only during the 10-year period ending in May 2005. An optionee must exercise an option within 10 years (five years if the optionee and affiliates own 10% or more of the shares) from the grant date, or three months after the optionee ceases to be an employee, whichever occurs first.

The Company may grant options for up to 1,250,000 shares under the Plan. Through December 31, 1996, the Company has granted 125,275 options. Under the Plan, the option exercise price equals the stock's market price on the date of grant and full vesting occurs at the end of five years.

A summary of the status of the Plan at December 31, 1995 and 1996, and changes during the years then ended are presented in the table and narrative below:

--------------------------------------------------------------------------------------------------------------
                                                1995                                    1996
--------------------------------------------------------------------------------------------------------------
                                      Number         Weighted-Average        Number         Weighted-Average
                                     of Shares        Exercise Price        of Shares        Exercise Price
--------------------------------------------------------------------------------------------------------------
Outstanding at
 beginning of year                                                            65,625              $20.60
Granted                               65,625              $20.60              59,650               23.45
Exercised
Forfeited                                                                      3,975               20.60
Expired
--------------------------------------------------------------------------------------------------------------
Outstanding at
 end of year                          65,625               20.60             121,300               22.00
--------------------------------------------------------------------------------------------------------------
Exercisable at
 end of year                                                                  12,550               20.60
Weighted-average fair
 value of options
 granted during year                                      $ 7.00                                  $ 7.86
==============================================================================================================

Of the 121,300 options outstanding at December 31, 1996, 61,650 have an exercise price of $20.60 and a weighted-average remaining contractual life of 8.5 years. Of these options, 12,550 are exercisable. Of the remaining outstanding options, 56,650 options have exercise prices between $22.88 and $24.00 with a weighted-average exercise price of $22.97 and a remaining contractual life of
9.3 years, and 3,000 options have an exercise price of $32.50 and a remaining contractual life of 9.9 years. None of these options was exercisable at December 31, 1996.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively: risk-free interest rates of 6.67% and 6.80%; expected dividend yields of 3.14% and 3.15%; expected lives of 10 years; and expected volatility of 28.46% and 27.34%.

POST-RETIREMENT BENEFITS OTHER THAN PENSION
The Company does not provide post-retirement or post-employment benefits to employees and therefore does not have any liability under SFAS No. 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions' or SFAS No. 112, "Employers' Accounting for Post-employment Benefits."


9.  STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. Reconciliations of net income and shareholders' equity (statutory surplus), as reported in conformity with statutory reporting practices to that reported in the accompanying financial statements on the basis of GAAP, are shown as follows:

----------------------------------------------------------------------------------------------------
                                                                 Year ended December 31,
Net Income (Loss)                                                1994           1995           1996
----------------------------------------------------------------------------------------------------
Consolidated net income (loss),
 statutory basis                                          $(4,057,703)   $12,638,658    $29,486,443
Proposition 103 liability                                     (71,280)                    2,499,680
Deferred policy acquisition costs                             485,817     (3,401,296)       856,692
Deferred income tax benefit (expense)                       2,881,527        854,229     (3,506,460)
Net income of non-insurance operations,
 interest expense on debt and
 general corporate expense                                 (3,114,127)    (2,038,397)    (3,605,318)
Other                                                        (900,105)      (103,653)       (35,316)
----------------------------------------------------------------------------------------------------
As reported in accompanying
 financial statements                                     $(4,775,871)   $ 7,949,541    $25,695,721
====================================================================================================

----------------------------------------------------------------------------------------------------
                                                                        December 31,
Shareholders' Equity                                                            1995           1996
----------------------------------------------------------------------------------------------------
Consolidated surplus, statutory basis                                   $172,312,961   $207,786,596
Deferred policy acquisition costs                                         15,806,911     16,663,603
Non-admitted assets                                                        2,237,739      1,862,610
Proposition 103 liability                                                 (2,499,680)
Deferred tax liability                                                    (4,903,627)   (17,170,687)
Statutory liability for reinsurance                                        2,045,800      3,813,800
Proceeds from RLI Corp. debt
 contributed to RLI Insurance Co.                                        (30,500,000)   (30,500,000)
Equity of non-insurance companies                                          2,854,479     17,038,853
Other                                                                      1,253,133        544,586
----------------------------------------------------------------------------------------------------
As reported in accompanying financial statements                        $158,607,716   $200,039,361
====================================================================================================

Dividend payments to the Company from its principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior notice or approval of the regulatory authorities of Illinois and California. The maximum dividend distribution is limited by Illinois and California law to the greater of: 10% of RLI Insurance Company's policyholder surplus as of December 31 of the preceding year, or the net income of RLI Insurance Company for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 1997 without prior notice or approval amounts to $26,864,913--RLI Insurance Company's 1996 statutory net income. The actual amount paid to the Company during 1996 was $17,000,637.


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

In November 1988, California voters approved Proposition 103, which requires insurance rates for certain lines of business to be rolled back 20% from the rates in effect in November 1987. Beginning in 1989 and ending in 1994, the Company deferred premium revenue of $1,449,200 and accrued interest in the amount of $1,050,480 to cover the proposed rollback. No additional provision was made during 1995 and the total funds accrued for rollback remained $2,499,680 at December 31, 1995.

During 1996, the Company reached a settlement with the California Department of Insurance resolving its total liability for refunds and interest under Proposition 103. The settlement requires the Company to pay $2,987,050 in refunds and interest. In the second quarter of 1996, the Company recorded a pretax charge of $487,370 to record the difference between the actual settlement and the amount previously accrued. The Company is currently in the process of issuing refund checks to policyholders.

The Company leases regional office facilities and automobiles under operating leases expiring in various years through 2001. Minimum future rental payments under noncancellable operating leases are as follows:

1997                                        $  592,020
1998                                           468,913
1999                                           381,719
2000                                           278,097
2001                                           158,952
                                           -----------
Total minimum future rental payments        $1,879,701
                                           ===========

11.  INDUSTRY SEGMENT INFORMATION

Selected information by industry segment for 1994, 1995, and 1996 is summarized in the chart below.

RLI Insurance Group: Specialty coverages of property and casualty insurance provided on a direct basis, primarily on commercial risks.

Investment Income: Net interest and dividend income from the fixed maturities, equity securities and short-term investments of RLI Corp. and RLI Insurance Group.

---------------------------------------------------------------------------------------------------------
                                                                       Earnings (loss)
Segment Data                                           Revenue        before income taxes     Assets
---------------------------------------------------------------------------------------------------------
1994 (restated)--
  RLI Insurance Group                              $140,184,488        $(23,705,660)       $730,755,447
  Net investment income                              20,132,585          20,132,585
  Net realized investment losses                     (3,595,101)         (3,595,101)
  Equity in earnings of unconsolidated investee                           1,201,965
  General corporate and interest expense                                 (6,276,753)         20,330,441
---------------------------------------------------------------------------------------------------------
  Consolidated                                     $156,721,972        $(12,242,964)       $751,085,888
=========================================================================================================
1995 (restated)--
  RLI Insurance Group                              $133,468,133         $(9,933,960)       $787,812,455
  Net investment income                              22,029,081          22,029,081
  Net realized investment gains                         456,510             456,510
  Equity in earnings of unconsolidated investee                             714,818
  General corporate and interest expense                                 (5,440,412)         22,387,503
---------------------------------------------------------------------------------------------------------
  Consolidated                                     $155,953,724         $ 7,826,037        $810,199,958
=========================================================================================================
1996--
  RLI Insurance Group                              $130,656,095         $16,397,066        $809,315,884
  Net investment income                              23,680,751          23,680,751
  Net realized investment gains                       1,017,572           1,017,572
  Equity in earnings of unconsolidated investee                             230,741
  General corporate and interest expense                                 (6,086,100)         36,157,900
---------------------------------------------------------------------------------------------------------
  Consolidated                                     $155,354,418         $35,240,030        $845,473,784
=========================================================================================================

12.  UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:

------------------------------------------------------------------------------------------------------------------------
1995 (restated)                                       First         Second          Third         Fourth           Year
------------------------------------------------------------------------------------------------------------------------
Net premiums earned                            $35,562,960    $33,226,482    $32,170,742    $32,507,949   $133,468,133
Net investment income                            5,400,021      5,280,007      5,628,253      5,720,800     22,029,081
Net realized investment gains (losses)             (29,391)       136,542         11,297        338,062        456,510
Earnings (loss) before income taxes              7,080,846      7,493,101    (15,941,982)     9,194,072      7,826,037
Net earnings (loss)                              5,336,931      5,479,819     (9,560,670)     6,693,461      7,949,541
Primary earnings (loss) per share*                   $0.68          $0.70         $(1.22)         $0.85          $1.01
Fully diluted earnings (loss) per share*             $0.60          $0.62         $(1.22)         $0.75          $1.01
========================================================================================================================
1996
------------------------------------------------------------------------------------------------------------------------
Net premiums earned                            $32,166,978    $32,390,263    $32,294,530    $33,804,324   $130,656,095
Net investment income                            5,727,445      6,091,854      5,819,777      6,041,675     23,680,751
Net realized investment gains (losses)             141,310        (36,190)        37,671        874,781      1,017,572
Earnings before income taxes                     7,336,099      8,862,237      9,406,763      9,634,931     35,240,030
Net earnings                                     5,515,896      6,380,662      6,798,678      7,000,485     25,695,721
Primary earnings per share*                          $0.70          $0.80          $0.86          $0.89          $3.25
Fully diluted earnings per share*                    $0.62          $0.71          $0.75          $0.78          $2.85
========================================================================================================================

*Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, and due to the exclusion of the antidilutive effects as discussed in note 1K, quarterly earnings per share may not total to annual earnings per share.

REPORT OF INDEPENDENT AUDITORS

The board of directors and shareholders
RLI Corp.

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

January 21, 1997


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

The accompanying financial statements have been audited by KPMG Peat Marwick LLP
(KPMG), independent certified public accountants, selected by the audit committee and approved by the shareholders. Management has made available to KPMG all the Company's financial records and related data, including minutes of directors' meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.

Management has established and maintains a system of internal controls throughout its operations that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. Certain aspects of these systems and controls are tested periodically by the company's internal auditor. As part of its audit of the financial statements, which is performed in accordance with generally accepted auditing standards, KPMG considers certain aspects of the system of internal controls to the extent necessary to form an opinion on the financial statements and not to provide assurance on the system of internal controls. Management considers the recommendations of its internal auditor and independent public accountants concerning the Company's internal controls and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 1996, the Company's system of internal controls was adequate to accomplish the objectives described herein.

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

Gerald D. Stephens, CPCU
president, RLI Corp.


Joseph E. Dondanville, CPA
vice president, chief financial officer, RLI Corp.

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2:00 p.m., local time, on May 1, 1997, at the company's offices at 9025 North Lindbergh Drive, Peoria, IL.

REQUESTS FOR ADDITIONAL INFORMATION
Additional copies of this report and the Annual Report to the Securities and Exchange Commisssion, Form 10-K, will be furnished without charge to any shareholder. Simply contact the treasurer at our corporate headquarters.

"Street Name" shareholders wishing to have their names placed on a mailing list to receive copies of annual reports, quarterly reports, and other shareholder materials should also indicate their desire to the treasurer at the corporate headquarters.

COMMON STOCK/CONVERTIBLE DEBENTURE SYMBOLS

RLI common stock (NYSE): RLI
RLI convertible debenture (NYSE): RLIS

TRADING AND DIVIDEND INFORMATION
The following table sets forth the high and low sale prices, as well as the closing prices, for the common stock for the indicated periods as reported by the NYSE. The table also indicates cash dividends as declared by the company.

                          Stock Price              Dividends
                         High        Low        Close       Declared
--------------------------------------------------------------------------------
    1995
     1st Quarter      19 1/10     16 3/10     18 7/10        $.12
     2nd Quarter       23 1/4     18 6/10      22 3/4         .13
     3rd Quarter       23 5/8      21 7/8      22 3/8         .13
     4th Quarter           25      21 3/4          25         .13
--------------------------------------------------------------------------------
    1996
     1st Quarter       25 7/8      24 1/4      24 3/4        $.13
     2nd Quarter       24 3/8      22 3/8      24 3/8         .14
     3rd Quarter       26 1/8      23 3/8          26         .14
     4th Quarter       33 1/2          26      33 3/8         .14
--------------------------------------------------------------------------------

RLI Corp. normally pays dividends four times a year, usually on January 15, April 15, July 15 and October 15. The company has paid and increased dividends for 20 consecutive years. Since 1989, RLI dividends qualify for the enterprise zone dividend subtraction modification for Illinois state income tax returns.

DIVIDEND DIRECT DEPOSIT PLAN
Shareholders may have their dividends deposited directly into their checking, savings or money market accounts. If you wish to sign up for this Plan, send your request to "Shareholder Information" at the following transfer agent and registrar address.

DIVIDEND REINVESTMENT PLAN
An Automatic Dividend Reinvestment and Stock Purchase Plan is offered to shareholders of RLI on a voluntary basis. As a shareholder, you may add to your holdings in the following ways: Shares purchased with dividends are purchased as an open market transaction. Optional cash payments may also be made, in any amount, from $25 to $2,000 per month to purchase shares also as an open market transaction. The company pays the additional costs associated with the open market purchases, which will have a slight tax impact on participating shareholders. A summary outlining the provisions of the plan and an enrollment form may be obtained by contacting "Shareholder Information" at the following transfer agent and registrar address.

SHAREHOLDER INQUIRIES
Shareholders of record requesting information concerning individual account balances, stock certificates, dividends, stock transfers or address corrections should contact the transfer agent and registrar at:
Norwest Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854
Phone: (800) 468-9716
Internet: SHAREOWNER@AOL.COM

BONDHOLDER INQUIRIES
Inquiries concerning lost bonds, interest payments, changes of address, and other matters relating to ownership should be directed to RLI's convertible debt trustee:
Norwest Corporate Trust Services
Sixth & Marquette
Minneapolis, MN 55479-0069
Phone: (612) 667-9764

STOCK OWNERSHIP
At December 31, 1996, stock ownership was as follows:

                       SHARES           %
------------------------------------------------
    Insiders          725,685        9.28
    ESOP            1,258,335       16.09
    Institutions    3,443,924       44.03
    Other Public    2,393,786       30.60
------------------------------------------------
                    7,821,730     100.00%

CONTACTING RLI

CORPORATE HEADQUARTERS
9025 North Lindbergh Drive
Peoria, IL 61615-1431
(309) 692-1000
(800) 331-4929
Fax: (309) 692-1068
Internet: HTTP://WWW.RLICORP.COM

FINANCIAL INFORMATION
For management's perspective on specific issues, call RLI Treasurer Mike Price direct at (309) 693-5880.


                                          49