Form 10-K, Exhibit 13
period 1997-12-31
RLI CORP
filed 1998-03-26
CIK 84246

                               SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the eleven years ended December 31, 1997:


                                              1997           1996           1995          1994            1993
--------------------------------------------------------------------------------------------------------------
OPERATING RESULTS

  Gross sales                         $306,382,972    301,499,626    293,921,737   295,965,601     266,480,414
  Total revenue                       $169,424,173    155,354,418    155,953,724   156,721,972     143,100,340
  Net operating earnings (loss) (1)    $28,233,258     25,034,299      7,648,244    (2,403,104)     14,117,563
  Net earnings (loss)                  $30,171,483     25,695,721      7,949,541    (4,775,871)     15,947,627
  Comprehensive earnings (loss) (2)    $66,415,450     41,969,893     31,373,771    (8,512,784)     21,175,108
  Net cash provided from operating
    activities                         $35,022,352     48,946,600     24,648,625    27,041,297      73,629,090
  Net premiums written to statutory
    surplus                                     54%            64%            76%          108%             94%
  GAAP combined ratio                         86.8           87.4          107.5         116.9            97.2
  Statutory combined ratio                    90.4           89.1          106.5         116.9        87.9 (6)


FINANCIAL CONDITION

  Total investments                   $603,856,822    537,946,060    471,599,283   413,835,146     401,608,917
  Total assets                        $911,740,605    845,473,784    810,199,958   751,085,888     667,650,378
  Unpaid losses and settlement
    expenses                          $404,263,638    405,801,220    418,985,960   394,966,040     310,767,026
  Long-term debt                               --      46,000,000     46,000,000    52,255,000      53,000,000
  Total shareholders' equity          $266,552,440    200,039,361    158,607,716   131,169,961     140,706,372
  Statutory surplus                   $265,526,172    207,786,596    172,312,961   136,124,530     152,261,509


SHARE INFORMATION

  Net operating earnings (loss) per
    share:
    Basic (3)                                $3.40           3.17       0.97 (5)    (0.31) (5)            1.86
    Diluted (3)                              $3.12           2.78       0.97 (5)    (0.31) (5)            1.78
  Net earnings (loss) per share:
    Basic (3)                                $3.63           3.25       1.01 (5)    (0.61) (5)        2.10 (7)
    Diluted (3)                              $3.33           2.85       1.01 (5)    (0.61) (5)        2.00 (7)
  Comprehensive earnings (loss) per
  share: (2)
  Basic (3)                                  $7.98           5.32           4.00        (1.09)        2.79 (7)
  Diluted (3)                                $7.20           4.53       3.46 (4)        (1.09)        2.63 (7)
Cash dividends declared per common share      $.59            .55            .51           .45             .42
  Book value                                $30.87          25.57          20.20         16.71           18.25
  Closing stock price                       $49.81          33.38          25.00         16.40           21.20
  Stock split                                                                125%
  Weighted average number of common
    shares outstanding:
    Basic (3)                            8,321,787      7,896,463      7,849,799     7,786,004       7,599,563
    Diluted (3)                          9,371,235      9,684,005      7,849,799     7,786,004       8,360,575
  Common shares outstanding              8,634,254      7,821,730      7,850,882     7,849,443       7,711,065
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


(1) For all periods presented, net operating earnings represent the Company's net earnings reduced by after-tax realized gains. For 1993, the financial impact of SFAS 109, as discussed in note 7, has also been deducted in arriving at operating earnings.

(2) See note 1L to the consolidated financial statements.

(3) See note 1K to the consolidated financial statements.

(4) For 1995, diluted earnings per share on a GAAP basis were anti-dilutive. As such, GAAP diluted and basic earnings per share were equal. Diluted comprehensive earnings per share, however, were not anti-dilutive. The number of diluted shares used for this calculation was 9,619,030.

                               SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the eleven years ended December 31, 1997:


                                         1992           1991           1990           1989           1988           1987
------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS

  Gross sales                     220,048,369    215,497,602    181,215,877    149,230,331    143,785,384    151,492,336
  Total revenue                   117,581,830    102,342,998     92,957,578     89,984,262    104,279,172    106,846,379
  Net operating earnings
    (loss) (1)                     15,598,954     15,985,916     14,997,525      7,959,689      6,927,222     12,979,988
  Net earnings (loss)              16,207,127     16,800,050     14,267,002      8,200,264      7,253,913     13,965,174
Comprehensive earnings (loss) (2)  18,547,721     22,430,168     11,952,060     11,105,089      8,295,719     12,373,916
  Net cash provided from
    operating activities           43,618,755     22,918,206     45,388,065     22,801,043     27,742,205      9,151,857
  Net premiums written to
    statutory surplus                     110%            95%           112%            96%           131%           156%
  GAAP combined ratio                    91.4           85.2           85.1           97.8           96.1           84.4
 Statutory combined ratio                95.8           91.6           92.2           99.5           98.3           84.7


FINANCIAL CONDITION

  Total investments               281,112,588    237,932,089    213,160,198    177,025,151    165,956,870    152,777,063
  Total assets                    526,351,331    483,571,862    432,379,562    402,906,191    372,492,257    364,740,628
  Unpaid losses and
    settlement expenses           268,042,761    244,666,938    235,806,989    230,523,717    217,230,839    194,707,865
  Long-term debt                    7,000,000      7,000,000      7,000,000      7,000,000      7,000,000      7,000,000
  Total shareholders' equity      117,392,751     99,677,983     79,850,942     70,276,175     64,026,271     57,763,851
  Statutory surplus               100,584,758     88,605,319     70,409,590     68,571,173     60,151,725     57,453,264


SHARE INFORMATION

  Net operating earnings (loss) per
    share:
    Basic (3)                            2.18           2.26           2.12           1.11            .93           1.69
    Diluted (3)                          2.18           2.26           2.12           1.11            .93           1.69
Net earnings (loss) per share:
    Basic (3)                            2.26           2.38           2.02           1.14            .97           1.82
    Diluted (3)                          2.26           2.38           2.02           1.14            .97           1.82
Comprehensive earnings (loss) per
    share: (2)
    Basic (3)                            2.59           3.17           1.69           1.54           1.11           1.61
    Diluted (3)                          2.59           3.17           1.69           1.54           1.11           1.61
  Cash dividends declared per
    common share                          .40            .37            .34            .30            .27            .25
  Book value                            16.30          14.09          11.29           9.94           8.57           7.73
  Closing stock price                   19.80          13.20          11.60           6.80           6.10           7.70
  Stock split
  Weighted average number of common
    shares outstanding:
    Basic (3)                       7,158,890      7,073,718      7,073,718      7,189,076      7,475,369      7,704,938
    Diluted (3)                     7,158,890      7,073,718      7,073,718      7,189,076      7,475,369      7,704,938
  Common shares outstanding         7,201,343      7,073,718      7,073,718      7,073,718      7,475,369      7,475,369
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


(5) The combined effects of the Northridge Earthquake--including losses, expenses and the reduction in revenue due to the reinstatement of reinsurance coverages--reduced 1994 after-tax earnings by $25.0 million ($3.21 per basic share, $2.62 per diluted share) and 1995 after-tax earnings by $18.6 million ($2.37 per basic share, $1.93 per diluted share). See note 1C to the consolidated financial statements for further details.

(6) Contingent commission income recorded during 1993, from the cancellation of a multiple-year, retrospectively-rated reinsurance contract, reduced the statutory expense and combined ratio 10.3 points.

(7) Basic and diluted earnings per share include $.22 and $.20 per share, respectively, from the initial application of SFAS 109 "Accounting for Income Taxes."

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

RLI Corp. (the Company) is a holding company that underwrites selected property and casualty insurance through its major subsidiaries collectively known as RLI Insurance Group (the Group). The Group has accounted for approximately 84% of consolidated revenue over the last two years by providing property and casualty coverages primarily for commercial risks. As a niche insurer, the Group offers products geared to the needs of those insureds generally overlooked by traditional insurance markets.

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

Property insurance results are subject to the variability introduced by natural and man-made disasters such as earthquakes, fires and hurricanes. The Company's major catastrophe exposure is to losses caused by earthquakes, since over 60% of the Company's 1997 total property premiums were written in California. The Company limits its net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events. Utilizing this approach, the Company attempts to limit its net aggregate exposure to a single catastrophic event to less than 10% of total shareholders' equity. During 1996, the Company entered into an innovative financing arrangement, known as Catastrophe Equity Puts, which provides for the issuance of the Company's convertible preferred shares at a pre-negotiated rate to restore up to $50 million in surplus.

The casualty portion of the Company's business consists largely of commercial and personal umbrella, general liability, and contract and miscellaneous surety bond coverages. In addition, the Group provides directors & officers liability, employers' indemnity, and in-home business owners coverage. The casualty book of business is subject to the risk of accurately estimating losses and related loss reserves since the ultimate settlement of a casualty claim may take several years to fully develop. The casualty line may also be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

The surety division of RLI specializes in writing small- and medium-sized commercial and contract surety products. The commercial surety products usually involve a statutory requirement for bonds placed by governmental entities or the court system. This industry has historically maintained a relatively low loss ratio. Losses may fluctuate, however, due to adverse economic conditions that may affect the financial viability of an insured.

The contract surety market guarantees the construction work of a commercial contractor for a specific project. As such, this line has historically produced marginally higher loss ratios than the commercial surety line. Generally, losses occur due to adverse economic conditions, inclement weather conditions, or the deteriorated financial condition of the contractor.

The consolidated financial statements and related notes found on pages 30-49 should be read in conjunction with the following discussion.

YEAR ENDED DECEMBER 31, 1997, COMPARED
TO YEAR ENDED DECEMBER 31, 1996

Consolidated gross sales--which consist of gross premiums written, net investment income and realized investment gains (losses)--totaled $306.4 million, a 1.6% increase from 1996. Consolidated revenue for 1997 was $169.4 million, up 9.1% from the previous year. The increase in revenue was attributable in part to increased realized investment gains of nearly $3.0 million, compared to $1.0 million in 1996. Also, an 8.6% increase in net earned premiums reflected the addition of the Hawaii Residential Insurance program at a higher net retention than many of the Company's other lines.


---------------------------------------------------------------
                                      Year Ended December 31,

Gross sales (in thousands)           1997       1996       1995
---------------------------------------------------------------
Gross premiums written           $278,843   $276,802   $271,436
Net investment income              24,558     23,681     22,029
Realized investment gains           2,982      1,017        457
---------------------------------------------------------------
Total gross sales                $306,383   $301,500   $293,922
---------------------------------------------------------------
---------------------------------------------------------------


Net after-tax earnings for the Company were a record $30.2 million ($3.33 per diluted share) in 1997, compared to $25.7 million ($2.85 per share) in 1996. The following table illustrates the respective contributions of the Company's major sources of pretax earnings:


--------------------------------------------------------------------------
(in thousands)                     1997        1996    Increase
--------------------------------------------------------------------------
Insurance Group                 $18,751     $16,397    $2,354
Net investment income            24,558      23,681       877
Net realized investment gains     2,982       1,018     1,964
Equity in investee earnings         951         231       720
--------------------------------------------------------------------------


During the fourth quarter of 1996, the Company introduced the reporting of comprehensive earnings in public releases of financial information. The Company has elected for early adoption of Financial Accounting Standards Board Statement 130 which requires this disclosure. Comprehensive earnings include not only traditional net income but other sources of equity growth as well. The material adjustment applicable to the Company's net earnings is the inclusion of net unrealized gains and losses, after tax.


--------------------------------------------------------------------------
Diluted (per share)
                       Net Earnings   Comp. Earnings
            1993            2.00           2.63
            1994            (.61)         (1.09)
            1995            1.01           3.46
            1996            2.85           4.53
            1997            3.33           7.20
--------------------------------------------------------------------------
            Total          $8.58         $16.73
--------------------------------------------------------------------------


As this chart indicates, comprehensive earnings per share for the last five years exceed reported net earnings by 95% on a diluted basis. As a result, shareholders' equity reached an unprecedented level of nearly $267.0 million, up over 33% from 1996.

A line chart that depicts cumulative diluted comprehensive earnings on one line and cumulative diluted net earnings on a second line for the years ended 1993 through 1997 has been excluded from this electronic filing. The chart, labeled the true measure of our value--cumulative comprehensive earnings vs. net earnings, plots the cumulative per share values from the above five-year table and concludes with the statement--over the past five years, cumulative after-tax comprehensive earnings have accounted for 95.0% more of RLI's increased value than after-tax net earnings.

RLI INSURANCE GROUP

Gross written premiums in 1997 were $278.8 million, compared to $276.8 million in 1996. This modest increase reflected the Company's firm commitment to sound underwriting practices during this period of unusually arduous pricing and market conditions. The Group's pretax underwriting earnings for 1997 were $18.8 million, a 14.6% increase over the $16.4 million reported in 1996 as a result of this focus on underwriting profit.

The Company's property segment gross written premiums were basically flat in 1997 at $139.5 million, compared to $138.1 million in 1996. There were, however, significant changes in the product mix of this segment. While existing product gross premiums were down due to rate reductions and increased competitor capacity, the reductions in net written premiums were mitigated through better use of reinsurance. Fire and difference in conditions (earthquake) gross written premiums were down 16% and 12% respectively from 1996, compared to declines in net written premiums of only 3% and 7%. Meanwhile, the Group bolstered its overall premium production in this segment with the addition of the Hawaii Residential Insurance program. Including the assumption of $10.8 million of unearned premium upon acquisition, gross and net premiums written for this program were $19.5 million and $19.1 million, respectively, for the year ended 1997.

The property segment contributed the largest share of the Group's pretax profits, increasing to $21.4 million in 1997, compared to $18.8 million in 1996. These results were reflected in the property segment GAAP combined ratio of 65.5 for 1997. The combined ratio increase from 60.9 in 1996 reflected the incremental acquisition costs associated with the assumption of Hawaiian homeowner in-force business from the Hawaii Property Insurance Association. Such costs will not be associated with the continued production of these premiums in 1998. These increased expenses were offset by a lower property segment loss ratio of 19.2 in 1997, compared to 22.4 in the previous year.

Casualty gross written premiums declined 10.7% from 1996, to $113.5 million in 1997. Much of this decline was due to discontinuing certain production source relationships in the general liability area as a result of prolonged declines in profitability. Despite premium declines, the casualty segment GAAP combined ratio was 104.6 for 1997. While lower premiums have negatively influenced the expense ratio component of this indicator, the loss ratio for 1997 was 68.5, compared to 72.1 in 1996. Even at this level, management believes that loss reserves for this segment will be adequate and that the investment income derived from these reserved funds will provide significant future earnings potential. Such optimism is additionally warranted by the favorable total reserve development in 1997 on prior accident years' reserves, as indicated in note 6 of the financial statements.

The surety segment provided the most notable premium growth among existing products, increasing to $25.8 million, a 123% increase over the $11.6 million for the prior year. Much of this growth was achieved specifically through the increased writing of contract bonds, which added $12.5 million of additional premium in 1997. The surety segment profit picture also improved dramatically as pretax underwriting profits came in at $526,000, compared to an underwriting loss of $406,000 in 1996. This was largely the result of the anticipated payoff in premium writings from production investments made over the last several years. The combined ratio for this segment fell to 95.4 in 1997 from 109.2 in 1996, mostly from the expense ratio improvement of 8.8 points.

INVESTMENT INCOME

Net dividend and interest income increased 3.7% during 1997, due to growth in invested assets. The Company realized $3.0 million in capital gains in 1997, compared to $1.0 million in 1996. Operating cash flows were $35.0 million in 1997, compared to $48.9 million in 1996. All cash flows in excess of current needs were used to fund our common stock repurchase program, purchase equity securities, and acquire fixed-income instruments composed of intermediate term, high grade tax-exempt securities, convertible debenture securities, and U.S. government and agency securities.

The yields on the Company's fixed-income investments for the years ended December 31, 1997 and 1996, respectively, were as follows:


                          1997     1996
------------------------------------------------------------------------------
    Taxable              6.91%    6.91%
    Tax-exempt           5.00%    4.97%


Yields for 1997 rose during the first half of the year and remained fairly stable throughout the third quarter. A significant bond price rally during the fourth quarter brought yields in the Treasury market close to their historic lows. Tax-exempt yields were up slightly as the Company extended its portfolio duration to gain additional yield and minimize the effect of declining interest rates. The taxable segment of the portfolio remained fairly stable during the year with the overall yield unchanged.

The investment results of the Company for the last five years are shown in the following table.


------------------------------------------------------------------------------------------
(in thousands)

                                                                            Tax Equivalent
                                                     Change    inAnnualized   Annualized
                                                   Unrealized    Return on    Return on
            Average                   Realized    Appreciation/   Average      Average
           Invested      Investment     Gains     Depreciation   Invested      Invested
Year       Assets(1)    Income(2)(3) (Losses)(3)      (3)(4)      Assets        Assets
------------------------------------------------------------------------------------------
1993        341,361        16,857         254          7,945        7.3%         8.3%
1994        407,722        20,133      (3,595)        (5,749)       2.7%         3.6%
1995        442,717        22,029         457         36,037       13.2%        14.1%
1996        504,773        23,681       1,018         25,033        9.9%        10.7%
1997        570,901        24,558       2,982         55,760       14.6%        15.5%
5-yr.      $451,660       $21,451     $   223        $23,805      10.07%        11.0%


(1) Average of amounts at beginning and end of year.

(2) Investment income, net of investment expenses, including non-debt interest expense.

(3) Before income taxes.

(4) Relates to available-for-sale fixed maturities and equity securities.
------------------------------------------------------------------------------

The annualized return for 1997 was again enhanced by the strong performance of our equity portfolio, which contributed unrealized appreciation of $55.7 million to the 33.9% of the portfolio's total return.

INTEREST AND GENERAL CORPORATE EXPENSE

Interest expense on debt was $1.5 million in 1997, down 44.9% from $2.8 million in 1996. This decline was the direct result of the Company's call for redemption and subsequent conversion of all of its outstanding convertible debentures during July, 1997. General corporate expenses increased 27.3% in 1997, as a result of accrued executive bonuses relating to the MVP program and recognition of the expense of issuing directors' stock options.

INCOME TAXES

The Company's effective tax rates for 1997 and 1996 were 27.3% and 27.1%, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The Company's pretax earnings include $9.1 million of investment income in 1997 that is wholly or partially exempt from federal income tax, compared to $8.0 million in 1996.

OUTLOOK FOR 1998

In 1998, the Company will continue to pursue opportunities for top line growth. There is an ongoing process of evaluating various avenues for growth such as the acquisition of underwriting talent in certain product lines, strategic alliances with producers on existing products, or through acquisition. The particular materiality or viability of any future new ventures or products is not known at this time. Specific details regarding events in the Group's various business segments follows.

PROPERTY INSURANCE

The Company expects further softening of earthquake rates during 1998. Exposure will remain constant while reduced reinsurance costs will serve to mitigate the bottom line impact of lost premiums.

The Company's fire book of business was affected in 1997 by the loss of the product vice president in this line. While this caused a temporary loss of momentum, new leadership has been established to provide growth with the potential for adding limited international exposures.

The following information appeared as an inset on the top right-hand corner of this annual report page: RLI Fact--Regulating our catastrophe exposure--Every month, we use our catastrophe modeling system to simulate events against our earthquake exposures. We proactively monitor hundreds of fault lines, helping us control our probable maximum loss to any one event.

CASUALTY AND OTHER LINES

Several initiatives took place late in 1997 to combat the loss of casualty premiums to some of the questionable pricing trends seen in 1996. Offices for writing both general liability business and commercial umbrella were opened in Dallas and Los Angeles.

During November of 1997, the Company entered the transportation business by opening an office in Atlanta, which began writing business in 1998. This office is staffed by underwriters with extensive experience in the areas of truck, public transportation and commercial auto fleet insurance coverages.

SURETY

Gross written premiums are expected to continue to increase, although not quite at the pace of last year's growth. Increased revenues should continue to drive down the expense ratio during 1998.

CAPITAL MANAGEMENT

In February, the Company completed a $10 million common stock repurchase program. After the conversion of the $46 million debenture issue in July, the Company implemented an additional 1.8 million share repurchase program. As of December 31, this program was more than 42% completed, with 767,151 shares repurchased at a total cost of $32.7 million. Based on the price of RLI stock and the availability of both funds and shares, it is anticipated that the repurchase program will continue into 1998.

The repurchase program has been funded by the use of available short-term borrowing facilities, reverse repurchase agreements and operating cash flows. It is anticipated that future repurchases will be funded primarily by short-term debt facilities.

As the availability of shares to repurchase and the accumulated level of short-term debt warrant, it is possible that the Company may issue a longer-term debt facility, thereby repaying short-term debt. Such an issuance will depend upon many factors, including the Company's need for funds and the prevailing conditions in the capital markets.


YEAR ENDED DECEMBER 31, 1996,
COMPARED TO YEAR ENDED DECEMBER 31, 1995

Consolidated gross sales--which consist of gross premiums written, net investment income and realized investment gains--totaled $301.5 million, a 2.6% increase from 1995. Consolidated revenue for 1996 was $155.4 million, down 0.4% from the previous year. The decline in revenue was attributable to lower earned premiums of $130.7 million in 1996, compared to $133.5 million in 1995. This decrease resulted from the 1995 discontinuation of certain lines of business as well as the re-underwriting of the property book of business. As written premiums increased during the year, net earned premiums grew 4.0% in the fourth quarter of 1996 compared to 1995.

-------------------------------------------------------------------------------
                               Year Ended December 31,

Gross sales (in thousands)              1996         1995
--------------------------------------------------------------------------------
Gross premiums written                $276,802     $271,436
Net investment income                   23,681       22,029
Realized investment gains (losses)       1,017          457
--------------------------------------------------------------------------------
Total gross sales                     $301,500     $293,922
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Net after-tax earnings for the Company were a record $25.7 million ($2.85 per diluted share) in 1996, compared to $8.0 million ($1.01 per share) in 1995. The impact in 1995 from the adverse development of Northridge Earthquake claims was a loss of $18.6 million ($1.93 per share).

RLI INSURANCE GROUP

Gross written premiums of $276.8 million were higher than 1995 by 2.0% in total, while gross written premiums from continuing programs rose 4.9%. These modest increases reflect the Company's focus on underwriting selection even during periods of trying market conditions. The Group's pretax earnings for 1996 were $16.4 million, compared to a loss of $9.9 million in 1995 that was impacted by the strengthening of the Northridge Earthquake reserves.

The Company's property book of business produced the most growth, with gross written premiums of $138.1 million for the year ended 1996, reflecting an 8.8% improvement over the same period in 1995. The property line also exhibited considerable profitability by achieving a GAAP combined ratio of
60.9 in 1996, compared to 63.8 in 1995, excluding the impact of the Northridge Earthquake. The property GAAP expense ratio for 1996 was 38.5, compared to 43.1 in 1995. This decline was the result of property reinsurance profit-sharing commissions earned due to favorable loss experience over the past year.

Casualty gross written premiums declined 4.0% from 1995, to $138.7 million in 1996. Much of this decline was due to the discontinued aviation product line, where $6.3 million was written in 1995. Other casualty lines were flat or slightly down in 1996 from 1995, reflecting the Company's commitment to risk selection even during protracted periods of soft market conditions. The exception was in the surety product line, where 1996 gross written premiums were $11.6 million, compared to $3.7 million in 1995. Reserve strengthening on the Company's primary general liability line in 1996 affected casualty business profitability as the GAAP combined ratio rose to 103.0, compared to
99.7 in 1995. Despite this strengthening, total reserve development in 1996 on prior accident years' reserves was favorable, as indicated in note 6 to the financial statements.

INVESTMENT INCOME

Net dividend and interest income increased 7.5% during 1996. The increase was due to the growth in invested assets throughout 1996 and substantial cash flow provided from recoveries from our reinsurers. The Company realized $1.0 million in capital gains in 1996, compared to $457,000 in 1995. Operating cash flows were up substantially for 1996, increasing to $48.9 million from $24.6 million in 1995. All cash flows in excess of current needs were used to reduce outstanding short-term debt, fund our stock repurchase program, purchase equity securities, and acquire fixed-income instruments composed of intermediate term, high grade tax-exempt securities, convertible debenture securities and U.S. government and agency securities. During 1996, $2.8 million in short-term debt was paid off, and the Company began a $10 million stock repurchase program. By year end, the Company had repurchased 116,212 shares of stock at a total cost of $3.0 million.

The yields on the Company's fixed-income investments for the years ended December 31, 1996 and 1995, respectively, were as follows:

                              1996       1995
--------------------------------------------------------------------------------
            Taxable          6.91%      6.84%
            Tax-exempt       4.97%      5.06%

Yields for 1996 remained relatively stable as a roller coaster bond market saw yields rise significantly by midyear and then return to levels slightly above those at year end 1995. Tax-exempt yields were down slightly as substantially higher yielding securities matured or were called during the year and were reinvested at the lower current levels. The taxable segment of the portfolio saw a slight increase in yield through the inclusion of callable agencies and an extension of the overall portfolio duration.

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

INCOME TAXES

The Company's effective tax rate in 1996 was 27.1% on pretax earnings of $35.2 million. These earnings include $8.0 million of investment income that is wholly or partially exempt from federal income tax. In 1995, the Company reported a tax benefit of $124,000 on pretax earnings of $7.8 million. Nontaxable income for 1995 was $7.4 million.


ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement No.128, "Earnings Per Share" (Statement 128). Statement 128 supersedes APB Opinion No. 15, "Earnings Per Share" (APB 15), and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock. Statement 128 was issued to simplify the computation of EPS and to make the U.S. standard more compatible with the EPS standards of other countries. Statement 128 replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS. Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflect the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shares in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under APB 15.

Statement 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. The Company adopted this statement during the fourth quarter of 1997. All prior period EPS data presented has been restated to conform to Statement 128.

In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" (Statement 130), which established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Under Statement 130, comprehensive income is divided into net income and other comprehensive income. This Statement does not change or modify the reporting or display of net income, but does provide a basis for classification and display of other comprehensive income. Items representing comprehensive income include foreign currency translation items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. Currently, the Company's only component of other comprehensive income comes from unrealized gains and losses on its available-for-sale debt and equity portfolio.

Statement 130 becomes effective for interim and annual periods beginning after December 15, 1997. In the fourth quarter of 1997, the Company elected for early adoption of this Statement. As such, comparative financial statements provided have been reclassified to reflect the application of the provisions of this Statement.

In June 1997, the FASB also issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (Statement 131). Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for fiscal periods beginning after December 15, 1997. The Company is currently evaluating this recently issued Statement.


LEGISLATION

NATURAL DISASTER ACT--Recent natural disasters such as Hurricane Andrew, the Midwestern floods and the Northridge Earthquake have sparked debate on the best way to provide affordable insurance coverage for such events. Previously, the Company supported the proposed Natural Disaster Act as the most desirable alternative. A new congressional bill, "The Homeowners Insurance Availability Act of 1997," addresses issues of catastrophe insurance for homeowners through federal assistance to state guarantee funds. The Company is monitoring the bill's progress and has neither opposed nor supported the bill at this time.

SUPERFUND REFORM (ENVIRONMENTAL LIABILITY)--The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), more commonly known as Superfund, remains in effect, but no reform legislation was passed in 1997. Insurance companies, other businesses, environmental groups and municipalities are advocating a variety of reform proposals to revise the cleanup and liability provisions of CERCLA. Any reform proposal could result in additional taxation to fund cleanup efforts.

PROPOSITION 103 (RATE ROLLBACK INITIATIVE)--In November 1988, California voters approved Proposition 103, which requires insurance premium rates for certain lines of business to be rolled back twenty percent (20%) from the rates in effect in November 1987. During the second quarter of 1996, the Company reached a settlement with the California Department of Insurance resolving its total liability for refunds and interest under Proposition 103. The settlement required the Company to return $2,987,050 in premiums and interest, which resulted in a 1996 pretax charge of $487,370 to recognize the difference between the actual settlement and the amount previously accrued. During 1997, the Company issued refund checks to policyholders. As of December 31, 1997, the total unclaimed refund amount was $1.5 million. Any amounts unclaimed as of November 1, 1998, will escheat to the California Division of Unclaimed Property.


LIQUIDITY AND CAPITAL RESOURCES

Historically, the primary sources of the Company's liquidity have been funds generated from insurance premiums (operating activities), investment income and maturing investments (investment activities). In addition, the Company has occasionally received funds from financing activities, such as the sale of company treasury stock to the Employee Stock Ownership Plan; issuance of common stock or convertible debentures; and short-term borrowings.

The Company maintains two sources of credit from one financial institution: one $30.0 million secured line of credit that cannot be canceled during its annual term, and one $3.0 million secured line of credit for obtaining letters of credit. At December 31, 1997, the Company had $10.0 million in outstanding short-term debt. Additionally, the Company was party to two reverse repurchase transactions, totaling $14.9 million. All funds were utilized to fund the

Company's stock repurchase program. Management believes that cash generated from operations, investments, and cash available from financing activities will provide sufficient liquidity to meet the Company's anticipated needs over the next 12 to 24 months.

In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing agreement with Centre Reinsurance (Centre Re). The agreement, called Catastrophe Equity Puts (CatEPuts)-SM-, augments the Company's traditional reinsurance programs by integrating its loss financing needs with a pre-negotiated sale of securities linked to exchange-traded shares. CatEPuts allows the Company to put up to $50.0 million of its convertible preferred shares to Centre Re at a pre-negotiated rate in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. CatEPuts is intended to be a three-year program and is designed to enable the Company to continue operating after a loss of such magnitude that its reinsurance capacity is exhausted. If the Company exercises its option to put preferred shares to Centre Re, then Centre Re, in turn, has the option to reinsure certain business written by the Company on a prospective basis.

During 1997, the Company generated net operating cash flows of $35.0 million, up from 1996's $48.9 million. Financing activities included the conversion of our $46 million convertible debenture into 1,769,199 shares of RLI Corp. common stock, borrowings of $10.0 million from our line of credit, and $14.9 million in reverse repurchase agreements. All borrowings, as well as a portion of operational cash flows, were utilized to repurchase shares of the Company's stock. During 1997, 963,700 shares were repurchased at a total cost of $39.7 million. The remainder of excess operating cash flows were added to the Company's investment portfolio.

The Company's fixed-income portfolio continues to be biased in favor of U.S. government and agency securities due to their highly liquid and almost risk-free nature. As part of its investment strategy, the Company attempts to avoid exposure to default risk by holding, almost exclusively, securities ranked in the top two grades of investment quality by Standard & Poor's and Moody's (i.e., AAA or AA). Virtually all of the Company's fixed-income portfolio consists of securities rated A or better, with 98% rated AA or better. Currently, the majority of the Company's fixed-income portfolio is noncallable. Those securities containing call features have been factored into the overall duration objectives of the portfolio and will not affect efforts to match assets with anticipated liabilities.

A pie chart depicting the Company's investment portfolio split between common stock and fixed maturities has been omitted from this electronic filing. The chart shows common stock (large cap, high dividend yield, value stocks) make up $251.5 million of the Company's investment portfolio. The balance of the portfolio, $352.4 million, is labeled as fixed maturities and footnoted as being $193.9 million taxable securities, $139.8 million municipal securities, and $18.7 million short-term securities. The caption below the pie chart reads: The equity markets have generated significant value for RLI shareholders, as nearly 42% of our portfolio is invested in common stocks. Since 1982, our equity portfolio has averaged a 18.7% annual return.

The Company follows a program of matching assets to anticipated liabilities to ensure its ability to hold securities until maturity. The Company's known debt and long-term accounts payable are added to the estimate of its unpaid losses and settlement expenses by line of business. These anticipated liabilities are then factored against ultimate payout patterns. The resulting payout streams are funded with the purchase of fixed-income securities of like maturity. Management believes that interest rate risk can best be minimized by such asset/liability matching.

The Company intends to hold 87% of the securities in the Company's fixed-income portfolio until their contractual maturity. These securities are classified as held-to-maturity and are carried at amortized cost. A small portion (3%) of the fixed-income portfolio is classified as trading, with the unrealized capital gains and losses on these securities included in earnings, net of deferred income taxes. The remaining 10% are classified as available-for-sale and are carried at fair value. Unrealized capital gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. During 1997, the Company maintained $34.1 million in fixed income securities within the available-for-sale classification. Although it is likely that the majority of these securities will be held by the Company to maturity, they provide an additional source of liquidity and can be used to react to future changes in the Company's asset/liability structure.

The equity portfolios increased $62.5 million during 1997. The Company had net purchases of $6.9 million of common stock, with a portfolio appreciation of $55.7 million. Capital gains of $2.0 million were realized during the year. The securities within the equity portfolio remain invested in conservative, blue-chip, value-oriented companies. Consistent dividend yield and performance is also valued as over 25% of the portfolio is invested in the utility and telecommunications sectors. The general investment philosophy is to generate long-term portfolio growth. Trading is kept to a minimum.

The National Association of Insurance Commissioners (NAIC) continues its work on developing a model investment law. This law would regulate insurance company investments. The Company's current investment portfolio appears to be in compliance with the proposed model investment law. Management does not feel the proposed model law will affect its current strategies.

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

The NAIC has a project to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project will likely change the definitions of what comprises prescribed versus permitted statutory accounting practices, and may result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements.


OTHER MATTERS

The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex as many computerized systems are exposed to the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

The Company is utilizing both internal and external resources to identify, correct or modify, and test the systems for the Year 2000 compliance. It is anticipated that reprogramming efforts will be complete by December 31, 1998, allowing adequate time for testing. To date, confirmations have been received from the Company's primary system vendors that plans are being developed to address processing of transactions in the year 2000. Based on preliminary information, costs of addressing potential problems are not currently expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. However, if the Company, its customers or vendors are unable to resolve such processing issues in a timely manner, it could result in a material financial risk.

From an underwriting perspective, the Company has identified potential exposures by product line. Management is investigating alternative solutions by consulting with other industry leaders in our lines of business. While all policies could be affected by Year 2000 issues, those lines the Company has identified to be most susceptible are: general liability, directors and officers liability, errors and omissions coverage, and property insurance.

The Company has temporarily ceased writing policies extending coverage beyond the year 1999. However, a small number of policies with Year 2000 exposures has been written. Insurance Services Office has created endorsements that exclude Year 2000 exposures, but state regulators have yet to address these exclusions. The states' reaction to these endorsements will help management decide what approach to ultimately take on coverages written beyond the year 1999.

The following information appeared as an inset on the top right-hand corner of this annual report page: RLI Fact--Proactive Year 2000 efforts underway--RLI has identified Year 2000 risks by product line and system needs. We anticipate few coverage exposures. Internal system safeguards are expected to be completed in 1998. This is an ongoing situation that we will continue to monitor and re-evaluate.


                           CONSOLIDATED BALANCE SHEETS
December 31,                                                                            1997              1996
----------------------------------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------------------------------
Investments:
 Fixed maturities:
  Held-to-maturity, at amortized cost
  (fair value--$296,807,707 in 1997 and $266,025,419 in 1996)                   $290,034,309      $263,282,430
  Trading, at fair value (amortized cost--$9,419,278 in 1997)                      9,545,572                --
  Available-for-sale, at fair value
  (amortized cost--$33,641,692 in 1997 and $44,525,564 in 1996)                   34,120,202        44,904,303
 Equity securities available-for-sale, at fair value
 (cost--$118,637,390 in 1997 and $111,773,203 in 1996)                           251,459,843       188,935,360
 Short-term investments, at cost which approximates fair value                    18,696,896        40,823,967
----------------------------------------------------------------------------------------------------------------------
    Total investments                                                            603,856,822       537,946,060
----------------------------------------------------------------------------------------------------------------------
Cash                                                                                      --                --
Accrued investment income                                                          6,348,257         5,835,885
Premiums and reinsurance balances receivable, net of allowances for
 insolvent reinsurers of $17,057,146 in 1997 and $16,897,798 in 1996              30,719,768        37,166,516
Ceded unearned premiums                                                           49,677,041        53,705,078
Reinsurance balances recoverable on unpaid losses and
  settlement expenses                                                            161,709,389       165,017,149
Deferred policy acquisition costs, net                                            21,984,585        16,663,603
Property and equipment, at cost, net of accumulated depreciation
 of $20,735,039 in 1997 and $19,381,473 in 1996                                   12,387,500        12,126,552
Investment in unconsolidated investee                                             13,615,577         8,970,691
Other assets                                                                      11,441,666         8,042,250
----------------------------------------------------------------------------------------------------------------------
    Total assets                                                                $911,740,605      $845,473,784
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------
Liabilities:
 Unpaid losses and settlement expenses                                          $404,263,638      $405,801,220
 Unearned premiums                                                               128,542,853       129,781,639
 Reinsurance balances payable                                                     24,390,338        23,699,837
 Income taxes--current                                                             2,701,964         2,134,692
 Income taxes--deferred                                                           36,339,801        17,170,687
 Notes payable, short-term                                                        24,900,000                --
 Long-term debt--convertible debentures                                                   --        46,000,000
 Other liabilities                                                                24,049,571        20,846,348
----------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                             645,188,165       645,434,423
----------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
 Common stock ($1 par value, authorized 50,000,000 shares,
   issued 10,229,673 in 1997 and 8,453,449 shares in 1996)                        10,229,673         8,453,449
 Paid-in capital                                                                  74,587,595        31,691,793
 Accumulated other comprehensive earnings, net of tax                             86,852,663        50,608,696
 Retained earnings                                                               140,431,791       115,164,415
 Treasury stock, at cost (1,595,419 shares in 1997 and 631,719 shares in 1996)   (45,549,282)       (5,878,992)
----------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                   266,552,440       200,039,361
----------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                                  $911,740,605      $845,473,784
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.
                                       30

            CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS



Years ended December 31,                                         1997                          1996                          1995
----------------------------------------------------------------------------------------------------------------------------------
Net premiums earned                                      $141,884,445                  $130,656,095                  $133,468,133
Net investment income                                      24,557,844                    23,680,751                    22,029,081
Net realized investment gains                               2,981,884                     1,017,572                       456,510
----------------------------------------------------------------------------------------------------------------------------------
                                                          169,424,173                   155,354,418                   155,953,724
----------------------------------------------------------------------------------------------------------------------------------
Losses and settlement expenses                             61,251,434                    68,261,307                    85,889,995
Policy acquisition costs                                   43,140,381                    29,556,390                    43,042,045
Insurance operating expenses                               18,741,377                    16,441,332                    14,470,053
Interest expense on debt                                    1,547,542                     2,808,470                     3,347,378
General corporate expenses                                  4,172,039                     3,277,630                     2,093,034
----------------------------------------------------------------------------------------------------------------------------------
                                                          128,852,773                   120,345,129                   148,842,505
----------------------------------------------------------------------------------------------------------------------------------
Equity in earnings of
  unconsolidated investee                                     950,768                       230,741                       714,818
----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                               41,522,168                    35,240,030                     7,826,037
----------------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit):
 Current                                                   11,697,571                     6,037,849                       730,725
 Deferred                                                    (346,886)                    3,506,460                      (854,229)
----------------------------------------------------------------------------------------------------------------------------------
                                                           11,350,685                     9,544,309                      (123,504)
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                             $ 30,171,483                  $ 25,695,721                  $  7,949,541
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Other comprehensive earnings, net of tax
 Unrealized gains on securities:
  Unrealized holding gains arising
   during the period                       $37,681,935                   $16,524,646                  $23,734,890
  Less: Reclassification adjustment for
   gains included in net earnings           (1,437,968)    36,243,967       (250,474)    16,274,172      (310,660)     23,424,230
----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive earnings                               36,243,967                    16,274,172                    23,424,230
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive earnings                                     66,415,450                    41,969,893                    31,373,771
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
 Basic
  Net earnings per share from operations                        $3.40                         $3.17                         $0.97
  Realized gains, net of tax                                     0.23                          0.08                          0.04
----------------------------------------------------------------------------------------------------------------------------------
  Basic net earnings per share                                  $3.63                         $3.25                         $1.01
----------------------------------------------------------------------------------------------------------------------------------
  Basic comprehensive earnings per share                        $7.98                         $5.32                         $4.00
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
 Diluted
  Net earnings per share from operations                        $3.12                         $2.78                         $0.97
  Realized gains, net of tax                                     0.21                          0.07                          0.04
----------------------------------------------------------------------------------------------------------------------------------
  Diluted net earnings per share                                $3.33                         $2.85                         $1.01
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
  Diluted comprehensive earnings per share                      $7.20                         $4.53                         $3.46
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding:
 Basic                                                      8,321,787                     7,896,463                     7,849,799
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

 Diluted                                                    9,371,235                     9,684,005                     7,849,799
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

                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                               Accumulated
                                                                     Other                      Treasury            Total
                                      Common       Paid-in   Comprehensive       Retained          Stock    Shareholders'
                                       Stock       Capital        Earnings       Earnings        at Cost           Equity
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995           6,762,905    25,503,282      10,910,294     91,394,229     (3,400,749)     131,169,961
Net earnings                                                                    7,949,541                       7,949,541
Other comprehensive
 earnings, net of tax                                           23,424,230                                     23,424,230
Treasury shares reissued
 (1,448 shares)                                     23,241                                        10,426           33,667
5-for-4 stock split                1,690,544    (1,694,554)                                                        (4,010)
Dividends declared
 ($.51 per share)                                                              (3,965,673)                     (3,965,673)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         8,453,449    23,831,969      34,334,524     95,378,097     (3,390,323)     158,607,716
Net earnings                                                                   25,695,721                      25,695,721
Other comprehensive
 earnings, net of tax                                           16,274,172                                     16,274,172
Treasury shares reissued
 (87,060 shares)                                 1,655,524                                       552,002        2,207,526
Treasury shares purchased
 (116,212 shares)                                                                             (3,040,671)      (3,040,671)
Adjustment to accounting
 for business combination
 (see note 1B)                                   6,204,300                     (1,570,477)                      4,633,823
Dividends declared
 ($.55 per share)                                                              (4,338,926)                     (4,338,926)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996       $ 8,453,449   $31,691,793     $50,608,696   $115,164,415   $ (5,878,992)    $200,039,361
Net earnings                                                                   30,171,483                      30,171,483
Other comprehensive
 earnings, net of tax                                           36,243,967                                     36,243,967
Net change from conversion
 of convertible debentures         1,769,199    43,485,471                                                     45,254,670
Treasury shares purchased
 (963,700 shares)                                                                            (39,670,290)     (39,670,290)
Shares issued from exercise
 of stock options                      7,025       154,331                                                        161,356
Other capital items, including
 Catastrophe Equity Put
 (CatEPuts) amoritization                         (744,000)                                                      (744,000)
Dividends declared
 ($.59 per share)                                                              (4,904,107)                     (4,904,107)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997       $10,229,673   $74,587,595     $86,852,663   $140,431,791   $(45,549,282)    $266,552,440
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,                                              1997           1996           1995
-------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net earnings                                                  $30,171,483    $25,695,721    $ 7,949,541
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Provision for insolvencies                                           --      1,006,140        613,296
   Net realized investment losses (gains)                       (2,981,884)    (1,017,572)      (456,510)
   Depreciation                                                  2,289,835      2,454,543      2,866,105
   Other items, net                                               (328,255)     6,378,410        696,046
   Change in:
    Accrued investment income                                     (512,372)        18,846       (688,648)
    Premiums and reinsurance balances receivable
     (net of direct write-offs and commutations)                 6,446,748     (1,725,372)   (10,977,648)
    Reinsurance balances payable                                   690,501    (14,044,619)    (2,115,290)
    Ceded unearned premium                                       4,028,037     (3,515,338)    (9,211,652)
    Reinsurance balances recoverable on unpaid losses            3,307,760     32,320,317      2,399,330
    Deferred policy acquisition costs                           (5,320,982)      (856,692)     3,401,301
    Unpaid losses and settlement expenses                       (1,537,582)   (13,184,740)    24,019,920
    Unearned premiums                                           (1,238,786)     3,767,682      6,196,415
    Income taxes:
     Current                                                       567,272      4,623,555      1,525,466
     Deferred                                                     (346,886)     3,506,460       (854,229)
   Changes in investment in unconsolidated investee:
    Undistributed earnings                                        (950,768)      (230,741)      (714,818)
    Dividends received                                                  --      3,750,000             --
   Net proceeds from (used in) trading portfolio activity          738,231             --             --
-------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                     35,022,352     48,946,600     24,648,625
-------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
 Purchase of:
  Fixed maturities, held-to-maturity                           (56,644,180)   (29,681,906)   (59,029,702)
  Fixed maturities, available-for-sale                          (8,889,525)   (11,792,359)    (9,091,447)
  Equity securities, available-for-sale                        (10,608,927)   (11,648,835)   (32,221,842)
  Short-term investments, net                                           --    (19,939,566)            --
  Property and equipment                                        (2,745,329)    (3,408,835)    (1,647,414)
  Unconsolidated investee ownership interest                    (3,694,118)            --             --
 Proceeds from sale of:
  Fixed maturities, available-for-sale                           8,385,633      8,297,553      3,383,745
  Equity securities, available-for-sale                          5,780,045      2,579,172     17,187,726
  Short-term investments, net                                   22,127,071             --     28,748,056
  Property and equipment                                           194,546        795,071        511,631
 Proceeds from call or maturity of:
  Fixed maturities, held-to-maturity                            29,083,072     17,380,750     25,234,977
  Fixed maturities, available-for-sale                           1,303,520      2,860,000      3,730,000
-------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                        (15,708,192)   (44,558,955)   (23,194,270)
-------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
 Proceeds from issuance of debt                                 24,900,000             --      2,800,000
 Payments on debt                                                       --     (2,800,000)    (6,255,000)
 Fractional shares paid                                             (1,211)            --         (4,010)
 Shares issued under stock option plan                             161,356             --             --
 Treasury shares reissued                                               --      2,207,526         33,667
 Treasury shares purchased                                     (39,670,290)    (3,040,671)            --
 Cash dividends paid                                            (4,704,015)    (4,261,445)    (3,849,521)
-------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                        (19,314,160)    (7,894,590)    (7,274,864)
-------------------------------------------------------------------------------------------------------------
Net decrease in cash                                                     0     (3,506,945)    (5,820,509)
Cash at beginning of year                                                0      3,506,945      9,327,454
-------------------------------------------------------------------------------------------------------------
Cash at end of year                                            $         0    $         0    $ 3,506,945
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

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

As a result of the merger, the Company began presenting its minority interest in Maui Jim, Inc. under the equity method of accounting beginning December 1, 1996. Additionally in 1996, for comparative purposes, the Company restated prior period financial information to present its 100% ownership in RLI Vision Corp. under the equity method. This restatement was a change in presentation only and had no impact on earnings. In January 1997, the Company paid $3,694,118 for an additional 10% ownership interest in Maui Jim, Inc., bringing the Company's total minority interest in Maui Jim, Inc. to 44%.

On May 4, 1995, RLI Vision Corp. acquired through merger Target Industries, Inc., a wholesale optical goods distributor of contact lenses, Rx spectacles, frames and sunglasses, located in Cohasset, Massachusetts. As consideration, RLI Corp. issued 313,500 shares of its common stock. This business combination was accounted for as a pooling-of-interests. The consolidated financial statements and related financial information for periods prior to the combination were, at the time, restated to include the accounts and results of operations of Target Industries, Inc., including Target Industries, Inc. stand-alone net income for the year ended December 31, 1994 of $225,440.

As a result of the aforementioned merger with Hester Enterprises, Inc., the accounting for the merger with Target Industries, Inc. as a pooling-of-interests was no longer applicable. Accordingly, the 1996 financial statements reflect an adjustment to shareholders' equity of $4,633,823 to recognize the change from pooling-of-interests to purchase accounting, and a charge to earnings of $732,847, or $.05 per diluted share, for cumulative goodwill amortization from May 4, 1995, through November 30, 1996. Prior period financial information was not restated to reflect this change in accounting due to immateriality.

C. SIGNIFICANT EVENT: On January 17, 1994, an earthquake occurred in the Northridge, California area. Losses incurred as a result of this earthquake represent the largest single loss event in the Company's history. In September 1995, the Company strengthened loss reserves related to the Northridge Earthquake. While relatively minor development had occurred throughout the first six months of 1995, the third quarter claim-by-claim review indicated that greater future development was likely. The overall impact in 1995 of the Northridge Earthquake was a reduction to after-tax earnings by $18.6 million, or $1.93 per share.

This additional development resulted in part from hidden damage and increased business interruption losses on the Company's excess policies that, in 1994, were estimated by adjusters to be well within the coverage limits of the primary and underlying excess layers of reinsurance. Also contributing to the increased development were unanticipated building code enactments, escalating construction costs, and the impact of reopened claims as a result of the involvement of public adjusters.

As of December 31, 1997, the Company had 26 open earthquake claims from a total of 688 claims reported from this occurrence. No additional development from this event has occurred in 1996 or 1997. The Company continually monitors all open earthquake claims and current reserve levels. Management believes that the reserve strengthening performed in September 1995 is sufficient to resolve the remaining outstanding liabilities.

D. INVESTMENTS: In compliance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: held-to-maturity, trading, or available-for-sale.

HELD-TO-MATURITY SECURITIES
Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. The Company has classified approximately 87% of its portfolio of debt securities as held-to-maturity.

TRADING SECURITIES
Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. The Company has classified approximately 3% of its portfolio of debt securities as trading.

AVAILABLE-FOR-SALE SECURITIES
All other debt and equity securities not included in the above categories are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. All of the Company's equity securities and approximately 10% of debt securities are classified as available-for-sale.

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

The Company continuously monitors the financial condition of its reinsurers. The Company's policy is to periodically charge to earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers. During 1995 and 1996, the Company provided $613,296 and $1,006,140, respectively, for uncollectible reinsurance balances. No additional charges occurred in 1997. The Company believes that current reserve levels for uncollectible reinsurance are sufficient to cover the related exposure.

F. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related settlement expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on the Company. Based on the current assumptions used in calculating reserves, management believes that the Company's overall reserve levels at December 31, 1997, are adequate to meet its future obligations.

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

K. EARNINGS PER SHARE: In February 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, "Earnings Per Share" (Statement 128). Statement 128 supersedes APB Opinion No. 15, "Earnings Per Share" (APB 15), and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock. Statement 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. The Company adopted this statement during the fourth quarter of 1997. All prior period EPS data presented has been restated to conform to Statement 128.

Statement 128 replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS. Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock (common stock equivalents) were exercised or converted into common stock. Diluted EPS is computed similarly to fully diluted EPS under APB 15. When inclusion of common stock equivalents increases the earnings per share or reduces the loss per share, the effect on earnings is antidilutive. Under these circumstances, the diluted net earnings or net loss per share is computed excluding the common stock equivalents.

Pursuant to disclosure requirements contained in Statement 128, the following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the financial statements:

-------------------------------------------------------------------------------------------------------
                                          For the year ended December 31, 1997
-------------------------------------------------------------------------------------------------------
                                        Income            Shares          Per Share
                                      (Numerator)      (Denominator)        Amount
-------------------------------------------------------------------------------------------------------
BASIC EPS
Income available to
 common stockholders                    30,171,483      8,321,787           3.63

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                   1,011,778        983,984
Incentive Stock Options                         --         65,464
-------------------------------------------------------------------------------------------------------
DILUTED EPS
Income available to common stock-
 holders and assumed conversions        31,183,261      9,371,235           3.33
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

Conversion of the Company's $46.0 million convertible debenture occurred in July 1997. See note 4 for further discussion and related disclosures.


-------------------------------------------------------------------------------------------------------
                                  For the year ended December 31, 1996
-------------------------------------------------------------------------------------------------------
                                      Income           Shares        Per Share
                                    (Numerator)    (Denominator)       Amount
-------------------------------------------------------------------------------------------------------
BASIC EPS
Income available to
 common stockholders                 25,695,721       7,896,463          3.25

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                1,874,057       1,769,231
Incentive Stock Options                  --              18,311
-------------------------------------------------------------------------------------------------------
DILUTED EPS
Income available to common stock-
 holders and assumed conversions     27,569,778       9,684,005          2.85
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

For the year ended December 31, 1995, the calculation of dilutive EPS was anti-dilutive. As such, the effect of dilutive securities has been excluded. EPS as stated on a basic and diluted basis were equal.


L. COMPREHENSIVE EARNINGS: Financial Accounting Standards Board (FASB) Statement No. 130, "Reporting Comprehensive Income," was issued in June 1997 and becomes effective for interim and annual periods beginning after December 15, 1997. The Company has elected early adoption of this Statement. The primary difference between reporting the Company's net and comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax. Traditional reporting of net earnings directly credits or charges shareholders' equity with unrealized gains/losses, rather than including them in earnings. In reporting the components of comprehensive earnings on a net basis in the income statement, the Company has used a 35% tax rate. Other comprehensive income, as shown, is net of tax expense of $19,516,100, $8,760,550, and $12,613,250, respectively, for 1997, 1996, and 1995.

M. FAIR VALUE DISCLOSURES: The following methods were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value. Fixed maturities and equity securities are valued using quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices of similar securities. Fair value disclosures for investments are included in note 2. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, accounts payable and short-term debt, their carrying amounts are reasonable estimates of fair value. Fair value of long-term debt is based on quoted market prices if available or quoted market prices of similar issues.

N. STOCK BASED COMPENSATION: The Company grants to officers and directors stock options for a fixed number of shares with an exercise price equal to or greater than the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes no compensation expense for the stock option grants. See note 8 for further discussion and related disclosures.

O. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its financial statements. The more significant risks and uncertainties, as well as the Company's methods for mitigating, quantifying, and minimizing such, are presented below and throughout the notes to consolidated financial statements.

CATASTROPHE EXPOSURES
The Company's past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods, and windstorms are covered by certain of the Company's property policies. The Company has a concentration of such coverages in California (60.0% of gross property premiums written during 1997). Using computer-assisted modeling techniques, the Company quantifies and monitors its exposure to catastrophic events. The Company limits its risk to such catastrophes through the purchase of reinsurance. Utilizing the above, the Company attempts to limit its net aggregate exposure to a single catastrophic event to less than 10% of shareholders' equity.

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

2.  INVESTMENTS

A summary of net investment income is as follows:


-----------------------------------------------------------------------------
                                         1997          1996         1995
-----------------------------------------------------------------------------
Interest on fixed maturities          $19,659,280   $18,862,096  $17,333,118
Dividends on equity securities          6,360,835     5,715,310    5,444,146
Interest on short-term investments      1,530,587     1,572,512    1,893,693
-----------------------------------------------------------------------------
Gross investment income                27,550,702    26,149,918   24,670,957
Less investment expenses                2,992,858     2,469,167    2,641,876
-----------------------------------------------------------------------------
Net investment income                 $24,557,844   $23,680,751  $22,029,081
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


Pretax net realized investment gains (losses) and net changes in unrealized appreciation/depreciation of investments for the years ended December 31 are summarized as follows:


-----------------------------------------------------------------------------------
                                               1997          1996           1995
-----------------------------------------------------------------------------------
Net realized investment gains (losses)
 Fixed maturities
  Held-to-maturity                         $    27,184   $    10,656      $  (21,428)
  Trading                                      117,015        --               --
  Available-for-sale                           175,262        24,043           6,324
 Equity securities                           2,036,996       361,301         471,614
 Other                                         625,427       621,572            --
-------------------------------------------------------------------------------------
                                             2,981,884     1,017,572          456,510
-------------------------------------------------------------------------------------
Net changes in unrealized appreciation/depreciation on investments
 Fixed maturities
  Held-to-maturity                           4,030,409    (6,577,271)      21,130,309
  Available-for-sale                            99,771      (750,734)       1,605,070
 Equity securities                          55,660,296    25,785,456       34,432,410
-------------------------------------------------------------------------------------
                                            59,790,476    18,457,451       57,167,789
-------------------------------------------------------------------------------------
Net realized investment gains (losses)
 and changes in unrealized
 appreciation/depreciation
 on investments                            $62,772,360   $19,475,023      $57,624,299
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Following is a summary of the disposition of fixed maturities for the years ended December 31, with separate presentations for sales and calls/maturities.

SALES

---------------------------------------------------------------------------------
                             Proceeds        Gross Realized         Net Realized
                            from sales      Gains      Losses        gain (loss)
---------------------------------------------------------------------------------
1997
 Available-for-sale           8,385,633     259,073    (83,538)         175,535
 Trading                      4,353,523      16,308    (25,435)          (9,127)
1996
 Available-for-sale           8,297,553      84,116    (59,117)          24,999
1995
 Available-for-sale           3,383,745      15,447     (7,875)           7,572
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

CALLS/MATURITIES
---------------------------------------------------------------------------------
                              Proceeds        Gross Realized         Net Realized
                             from sales      Gains       Losses       gain (loss)
---------------------------------------------------------------------------------
1997
 Held-to-maturity            29,083,072      47,575     (20,391)        27,184
 Available-for-sale           1,303,520         --         (273)          (273)
 Trading                         55,000         --         (152)          (152)
1996
 Held-to-maturity            17,380,750      11,305        (649)        10,656
 Available-for-sale           2,860,000         --         (956)          (956)
1995
 Held-to-maturity            25,234,977      11,569     (32,997)       (21,428)
 Available-for-sale           3,730,000         --       (1,248)        (1,248)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 1997 and 1996. Estimated fair values for fixed maturities and equity securities are based on quoted market prices where available, or on values obtained from independent pricing services.


-------------------------------------------------------------------------------------------------------
                                   Amortized           Estimated                  Gross Unrealized
                                        Cost          Fair Value               Gains            Losses
-------------------------------------------------------------------------------------------------------
1997
Held-to-maturity
 U.S. governments               $153,767,160        $156,388,429        $  2,963,462       $  (342,193)
 States, political subdi-
  visions & revenues             136,267,149         140,419,278           4,167,111           (14,982)
-------------------------------------------------------------------------------------------------------
Total held-to-maturity          $290,034,309        $296,807,707        $  7,130,573       $  (357,175)
-------------------------------------------------------------------------------------------------------
Trading
 U.S. governments               $  3,655,128        $  3,712,755        $     60,508       $    (2,881)
 Foreign governments                 440,589             448,026               7,437                --
 Corporate                         4,919,479           4,977,849              58,739              (369)
 States, political subdi-
  visions & revenues                 404,082             406,942               2,860                --
-------------------------------------------------------------------------------------------------------
Total trading                   $  9,419,278        $  9,545,572        $    129,544       $    (3,250)
-------------------------------------------------------------------------------------------------------
Available-for-sale
 U.S. governments               $ 20,248,316        $ 20,464,950        $    298,818       $   (82,184)
 Corporate                         6,342,006           6,472,500             308,013          (177,519)
 States, political subdi-
  visions & revenues               7,051,370           7,182,752             137,183            (5,801)
-------------------------------------------------------------------------------------------------------
Fixed maturities                  33,641,692          34,120,202             744,014          (265,504)
Equity securities                118,637,390         251,459,843         133,273,484          (451,031)
-------------------------------------------------------------------------------------------------------
Total available-for-sale        $152,279,082        $285,580,045        $134,017,498       $  (716,535)
-------------------------------------------------------------------------------------------------------
Total                           $451,732,669        $591,933,324        $141,277,615       $(1,076,960)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------
                                   Amortized           Estimated                  Gross Unrealized
                                        Cost          Fair Value               Gains            Losses
-------------------------------------------------------------------------------------------------------
1996
Held-to-maturity
 U.S. governments               $152,612,589        $154,134,493         $ 2,909,178       $(1,387,274)
 States, political subdi-
  visions & revenues             110,669,841         111,890,926           1,327,765          (106,680)
-------------------------------------------------------------------------------------------------------
Total held-to-maturity          $263,282,430        $266,025,419         $ 4,236,943       $(1,493,954)
-------------------------------------------------------------------------------------------------------
Available-for-sale
 U.S. governments               $ 29,461,455        $ 29,681,299         $   586,656       $  (366,812)
 Foreign governments                 443,198             435,094                  --            (8,104)
 Corporate                         7,585,492           7,736,658             186,975           (35,809)
 States, political subdi-
  visions & revenues               7,035,419           7,051,252              56,454           (40,621)
-------------------------------------------------------------------------------------------------------
Fixed maturities                  44,525,564          44,904,303             830,085          (451,346)
Equity securities                111,773,203         188,935,360          77,847,867          (685,710)
-------------------------------------------------------------------------------------------------------
Total available-for-sale         156,298,767         233,839,663          78,677,952        (1,137,056)
-------------------------------------------------------------------------------------------------------
Total                           $419,581,197        $499,865,082         $82,914,895       $(2,631,010)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------


The amortized cost and estimated fair value of fixed maturity securities at December 31, 1997, by contractual maturity, are shown as follows.


-------------------------------------------------------------------------------------
                                                Amortized Cost   Estimated Fair Value
-------------------------------------------------------------------------------------
Held-to-maturity
 Due in one year or less                          $ 25,941,100           $ 26,090,333
 Due after one year through five years              87,593,749             89,860,158
 Due after five years through ten years            114,837,073            117,526,152
 Due after ten years                                61,662,387             63,331,064
-------------------------------------------------------------------------------------
                                                  $290,034,309           $296,807,707
-------------------------------------------------------------------------------------
Trading
 Due in one year or less                          $     40,022           $     39,988
 Due after one year through five years               6,790,826              6,842,536
 Due after five years through ten years              2,588,430              2,663,048
 Due after ten years                                        --                     --
-------------------------------------------------------------------------------------
                                                  $  9,419,278           $  9,545,572
-------------------------------------------------------------------------------------
Available-for-sale
 Due in one year or less                                    --                     --
 Due after one year through five years            $ 17,582,264           $ 17,907,564
 Due after five years through ten years             13,173,845             13,117,858
 Due after ten years                                 2,885,583              3,094,780
-------------------------------------------------------------------------------------
                                                  $ 33,641,692           $ 34,120,202
-------------------------------------------------------------------------------------


Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.

At December 31, 1997, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $86,852,663. This amount was net of deferred taxes of $46,448,300. At December 31, 1996, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $50,608,696. This amount is net of deferred taxes of $26,932,200.

The Company is party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. As of December 31, 1997 and 1996, fixed maturities with a fair value of $91,140,762 and $73,949,327, respectively, were loaned. Agreements with custodian banks facilitating such lending require a minimum of 102% of the value of the loaned securities to be separately maintained as collateral for each loan. To further minimize the credit risks related to this lending program, the Company monitors the financial condition of counter parties to these agreements.

As required by law, certain fixed maturities and short-term investments amounting to $13,572,523 at December 31, 1997, were on deposit with either regulatory authorities or banks. Additionally, the Company has certain fixed maturities held in trust amounting to $9,545,572 at December 31, 1997. These funds cover net premiums, losses, and expenses related to a property and casualty insurance program.

The Company does not invest in derivative securities or collateralized mortgage obligations (CMOs).

3.  POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:


----------------------------------------------------------------------------
                                         1997             1996          1995
----------------------------------------------------------------------------
Deferred policy acquisition
 costs, beginning of year         $16,663,603      $15,806,911   $19,208,212
----------------------------------------------------------------------------
Deferred:
 Direct commissions                57,033,823       46,740,471    44,232,003
 Premium taxes                      4,381,914        4,034,201     4,185,861
 Other direct underwriting
  expenses                         16,340,350       14,194,203    12,122,153
 Ceding commissions               (27,811,748)     (31,056,079)  (24,666,527)
----------------------------------------------------------------------------
Net deferred                       49,944,339       33,912,796    35,873,490
----------------------------------------------------------------------------
Amortized                          44,623,357       33,056,104    39,274,791
----------------------------------------------------------------------------
Deferred policy acquisition
  costs, end of year              $21,984,585      $16,663,603   $15,806,911
----------------------------------------------------------------------------
----------------------------------------------------------------------------

Policy acquisition costs:
 Amortized to expense              44,623,357       33,056,104    39,274,791
Period costs:
 Ceding commission--contingent     (4,399,983)      (5,275,063)     (456,527)
 Other                              2,917,007        1,775,349     4,223,781
----------------------------------------------------------------------------
Total policy acquisition costs    $43,140,381      $29,556,390   $43,042,045
----------------------------------------------------------------------------
----------------------------------------------------------------------------


4.  DEBT

On July 28, 1993, the Company issued $46.0 million of 6.0% convertible debentures that were to mature July 15, 2003, and pay interest semi-annually. The Company received $45,080,000 in net proceeds from the issue ($46,000,000 principal less $920,000 of underwriting costs incurred) of which $30,500,000 was contributed to the insurance subsidiaries to increase underwriting capacity and facilitate expansion of their business. The balance was retained for general corporate purposes, including debt service and the payment of dividends. All convertible debentures, unless previously redeemed, were convertible at the option of the holder at any time before maturity, into RLI Corp. common stock at an adjusted conversion price of $26.00 per share. The Company retained the option to redeem the convertible debentures, in whole or in part, on or after July 15, 1997, at specified redemption prices, plus accrued interest to redemption date. On June 20, 1997, the Company announced that it was calling for redemption all convertible debentures. The entire issue was to be redeemed for cash on July 22, 1997 at 103% of its principal amount, plus accrued interest. Holders of the debenture had the option to convert, at any time prior to the close of business on July 21, 1997, the debentures at an exchange rate of 38.4615 shares of RLI common stock for each $1,000 principal amount of convertible debt. On July 22, 1997, the entire $46.0 million had been converted into RLI common stock. This conversion created an additional 1,769,199 new shares of RLI common stock.

On December 1, 1995, the Company retired its 9.75% Industrial Development Bond of $6,255,000. This tax-exempt issue was obtained by the Company on December 27, 1985, and proceeds were used by the Company to finance a portion of the acquisition, construction and equipping of an addition to the home office building and related facilities located in Peoria. The retirement of the debt included a scheduled principal payment of $815,000, along with the execution by the Company of its first available call provision, to call the remaining debt of $5,440,000 at a 102 call premium. The call was financed in part with available cash, along with short-term borrowings totaling $2,800,000.

During the first quarter of 1996, the Company paid off its short-term borrowings of $2,800,000, using excess funds from operations.

During 1997 the Company utilized its short-term credit facilities, as well as engaged in two reverse repurchase transactions, to partially fund the Company's common stock repurchase program.

Interest paid on outstanding debt for 1997, 1996, and 1995 amounted to $2,809,903, $2,834,192, and $3,372,479, respectively.

The Company maintains two sources of credit from one financial institution: a $30.0 million secured line of credit that cannot be canceled during its annual term, and a $3.0 million secured line of credit available for the issuance of letters of credit. As of December 31, 1997, the Company had $9,958,000 in outstanding short-term borrowings. Additionally, the Company was party to two reverse repurchase transactions totaling $14,942,000.

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

In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing program with Centre Reinsurance (Centre Re). The program, called Catastrophe Equity Puts (CatEPuts)-SM-, augments the Company's traditional reinsurance by integrating its loss financing needs with a pre-negotiated sale of securities linked to exchange-traded shares. CatEPuts allows the Company to put up to $50.0 million of its convertible preferred shares to Centre Re at a pre-negotiated rate in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. CatEPuts is intended to be a three-year program and is designed to enable the Company to continue operating after a loss of such magnitude that its reinsurance capacity is exhausted. If the Company exercises its option to put preferred shares to Centre Re, then Centre Re, in turn, has the option to reinsure certain business written by the Company on a prospective basis.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:


---------------------------------------------------------------------------------
WRITTEN                               1997               1996                1995
---------------------------------------------------------------------------------
Direct                       $ 265,850,308      $ 276,707,492       $ 270,887,545
Reinsurance assumed             12,992,936             93,811             548,601
Reinsurance ceded             (134,169,548)      (144,443,663)       (140,983,251)
---------------------------------------------------------------------------------
Net                          $ 144,673,696      $ 132,357,640       $ 130,452,895
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------


---------------------------------------------------------------------------------
EARNED                                1997               1996                1995
---------------------------------------------------------------------------------
Direct                       $ 268,569,271      $ 271,551,708       $ 264,651,370
Reinsurance assumed             11,512,757             32,713             588,362
Reinsurance ceded             (138,197,583)      (140,928,326)       (131,771,599)
---------------------------------------------------------------------------------
Net                          $ 141,884,445      $ 130,656,095       $ 133,468,133
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------


---------------------------------------------------------------------------------
LOSSES AND SETTLEMENT
 EXPENSES INCURRED                    1997               1996                1995
---------------------------------------------------------------------------------
Direct                        $ 96,378,982       $109,527,903        $160,294,644
Reinsurance assumed              5,960,495             10,256             809,657
Reinsurance ceded              (41,088,043)       (41,276,852)        (75,214,306)
---------------------------------------------------------------------------------
Net                           $ 61,251,434        $68,261,307        $ 85,889,995
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------


At December 31, 1997, the Company had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses with American Re-Insurance Company (rated A+ "superior" by A.M. Best Company) that amounted to $67,733,602. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 10% of shareholders' equity.

6.  UNPAID LOSSES AND SETTLEMENT EXPENSES

The following table reconciles the Company's liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 1997. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years' estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).


----------------------------------------------------------------------------------------
(In thousands)                                         1997           1996          1995
----------------------------------------------------------------------------------------
Unpaid losses and LAE at beginning of year:
 Gross                                            $ 405,801      $ 418,986     $ 394,966
 Ceded                                             (165,017)      (197,338)     (199,737)
----------------------------------------------------------------------------------------
  Net                                               240,784        221,648       195,229
----------------------------------------------------------------------------------------
Increase (decrease) in incurred losses and LAE:
 Current accident year                               61,771         69,724        62,619
 Prior accident years                                  (520)        (1,463)       23,271
----------------------------------------------------------------------------------------
  Total incurred                                     61,251         68,261        85,890
----------------------------------------------------------------------------------------
Loss and LAE payments for claims incurred:
 Current accident year                              (11,284)       (11,026)      (10,586)
 Prior accident years                               (47,999)       (37,505)      (48,023)
----------------------------------------------------------------------------------------
  Total paid                                        (59,283)       (48,531)      (58,609)
----------------------------------------------------------------------------------------
Insolvent reinsurer charge off                         (627)           607           514
Loss reserves commuted                                  429         (1,201)       (1,376)
----------------------------------------------------------------------------------------
Net unpaid losses and LAE at end of year          $ 242,554      $ 240,784     $ 221,648
----------------------------------------------------------------------------------------
Unpaid losses and LAE at end of year:
 Gross                                              404,264        405,801       418,986
 Ceded                                             (161,710)      (165,017)     (197,338)
----------------------------------------------------------------------------------------
  Net                                             $ 242,554      $ 240,784     $ 221,648
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


During 1997 and 1996, overall development on prior accident-year loss and settlement expense reserves was insignificant to operating results and recorded loss and settlement expense reserves. For 1995, however, prior accident-year development was significantly impacted by the effects of the 1994 Northridge Earthquake. As previously discussed in note 1, the Company experienced $27.3 million of loss development from this event during calendar year 1995.

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

The table on the following page represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) for the periods ended 1997, 1996 and 1995:


--------------------------------------------------------------------------------
                        Inception-to-date December 31,
(In thousands)                                  1997         1996           1995
--------------------------------------------------------------------------------
Loss and LAE payments for claims incurred
 Gross                                       $11,570     $  8,267        $ 5,117
 Ceded                                        (7,646)      (5,761)        (3,842)
--------------------------------------------------------------------------------
  Net                                        $ 3,924     $  2,506        $ 1,275
--------------------------------------------------------------------------------
Unpaid losses and LAE at end of year
 Gross                                       $14,880     $ 17,596        $20,154
 Ceded                                        (8,842)     (11,150)       (13,398)
--------------------------------------------------------------------------------
  Net                                        $ 6,038     $  6,446        $ 6,756
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


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


-----------------------------------------------------------------------------------
                                                 1997            1996         1995
-----------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
 Tax discounting of claim reserves       $ 14,775,459    $ 12,874,704   $15,635,860
 Unearned premium offset                    5,521,050       5,326,460     5,307,695
 Other, net                                 3,015,624         492,246     2,365,467
-----------------------------------------------------------------------------------
                                           23,312,133      18,693,410    23,309,022
  Less valuation allowance                   (300,000)       (300,000)     (300,000)
-----------------------------------------------------------------------------------
  Total deferred tax assets              $ 23,012,133    $ 18,393,410   $23,009,022
-----------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
 Net unrealized appreciation
    of securities                        $ 46,448,400    $ 26,932,200   $18,171,600
 Deferred policy acquisition costs          7,694,605       5,832,261     5,532,419
 Book/tax depreciation                      1,606,493       1,349,846     1,535,324
 Other, net                                 3,602,436       1,449,790     2,673,306
-----------------------------------------------------------------------------------
  Total deferred tax liabilities           59,351,934      35,564,097    27,912,649
-----------------------------------------------------------------------------------
  Net deferred tax asset (liability)     $(36,339,801)   $(17,170,687)  $(4,903,627)
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------


Management feels it is more likely than not that a portion of the Company's deferred tax assets will not be realized. Therefore, an allowance has been established for certain deferred tax assets that have an indefinite reversal pattern. Management also believes the Company's remaining deferred tax assets will be fully realized through deductions against future taxable income.

Income tax expense attributable to income from operations for the years ended December 31, 1997, 1996, and 1995 differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as demonstrated in the following table.

-------------------------------------------------------------------------------------
                                                     1997           1996         1995
-------------------------------------------------------------------------------------
Provision for income taxes at
 the statutory federal tax rates              $14,532,759    $12,334,011   $2,739,113
Increase (reduction) in taxes
 resulting from:
 Dividends received deduction                  (1,321,942)    (1,216,013)  (1,170,146)
 Dividends paid deduction                        (235,527)      (258,252)    (265,754)
 Tax exempt interest income                    (1,876,087)    (1,566,608)  (1,428,846)
 State income tax provision                       159,835        131,755      127,205
 Other items, net                                  91,647        119,416     (125,076)
-------------------------------------------------------------------------------------
                                              $11,350,685     $9,544,309   $ (123,504)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

The Company has recorded its deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, the Company's taxable income will be taxed at an effective rate of 35%.

Net federal and state income taxes paid (refunded) in 1997, 1996, and 1995 amounted to $11,130,299, $1,415,994, and $(794,741), respectively.

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

8.  EMPLOYEE BENEFITS

PENSION PLAN
The Company maintains a non-contributory defined benefit pension plan covering substantially all employees meeting age and service requirements. The plan provides a benefit based on a participant's service and the highest five consecutive years' average compensation out of the last 10 years. The Company funds pension costs as accrued, except that in no case will the Company contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974 or more than the maximum tax deductible contribution for the year. The plan reached the full funding limitation in 1986 and remained fully funded through 1993. During 1995, 1996, and 1997, the Company made the maximum tax deductible contribution allowed, totaling $397,158, $413,977, and $453,146, respectively, to adequately meet the funding requirements of the plan.

The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

The components of net periodic pension costs for each of the three years ended December 31, are as follows:

--------------------------------------------------------------------------------
                                               1997        1996        1995
--------------------------------------------------------------------------------
Service cost                              $ 414,301    $419,349    $277,870
Interest cost                               291,324     270,965     239,607
Actual return on assets                    (852,855)   (403,266)   (796,106)
Net amortization and deferral               470,527      68,323     486,482
--------------------------------------------------------------------------------
Net pension expense                       $ 323,297    $355,371    $207,853
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following table sets forth the plan's funded status at December 31, 1997 and 1996:

--------------------------------------------------------------------------------
                                                1997                  1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
 Accumulated benefit obligation:
  Vested                                        $2,817,578       $2,855,363
  Nonvested                                        404,882          241,590
--------------------------------------------------------------------------------
                                                $3,222,460       $3,096,953
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Projected benefit obligation                    $4,416,028       $4,039,460
Plan assets at fair market value                 4,157,321        3,328,525
--------------------------------------------------------------------------------
Plan assets under
 projected benefit obligation                    $(258,707)       $(710,935)
Unrecognized net asset at January 1,
 being amortized over 17.2 years                  (201,913)        (234,479)
Unrecognized prior service cost                      6,265            9,316
Unrecognized net loss                              113,649          465,543
--------------------------------------------------------------------------------
Accrued pension costs                            $(340,706)      $ (470,555)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

At December 31, 1997, plan assets at fair value are comprised of approximately 94% equity securities and 6% invested cash.

In 1997, the Company used the following rates to determine its projected benefit obligation: 7.25% settlement rate, 6% increase in salary, and 10% expected long-term return on plan assets. In 1996, the Company used a settlement rate of 7.5%, an increase in salary levels of 6%, and an expected long-term return on plan assets of 10% in determining the projected benefit obligation.

EMPLOYEE STOCK OWNERSHIP AND BONUS AND INCENTIVE PLANS
The Company has both an Employee Stock Ownership Plan (ESOP) and an officer performance incentive plan. In 1996, the Company adopted a new approach for evaluating the funding of these plans. Called the Market Value Potential
(MVP) plan, the new program is designed to ensure that the interests of company insiders correspond with those of our shareholders. Beginning in 1997, the Company established an additional provision allowing for employee bonus participation.

MVP requires that the Company generate a return on equity in excess of its cost of capital before either the funding of the ESOP or the payment of employee or officer bonuses. Under MVP, funds in excess of the cost of capital are first designated to fund the Company's ESOP up to the maximum allowable contribution of 15% of eligible wages. MVP in excess of the ESOP funding is then shared by the employees and officers of the Company and its shareholders. Employees can receive a maximum of 1% of the excess on an after-tax basis, while officers can receive a maximum of 8% of the excess on an after-tax basis. All remaining funds are reinvested in the Company for the benefit of the shareholders. MVP further restricts the officer payout in a given year. Officer payout is restricted to 60% of the combination of bonuses earned in the previous fiscal year plus any unpaid balance carried forward from prior years. The remaining 40% is at risk and is retained by the Company. This amount is posted to a participant's "bank account" and is subject to achieving the MVP target return in the succeeding fiscal year. In 1997, $5,390,191 (7.91% of the excess return) was earned by officers under the plan. The actual officer payout of $3,857,990 (60% of bonus earned and bank balance for previous fiscal year) was completed in January 1998. Additionally, employee bonuses totaling $688,700 were earned under the plan in 1997 and were fully paid in January 1998. In 1996, $2,810,050 (7.07% of the excess return) was earned by officers under the plan. The actual payout of $1,686,030 (60% of bonus earned) occurred in January 1997.

The Company's ESOP is non-leveraged and covers substantially all employees meeting eligibility requirements. ESOP contributions are determined annually by the Company's board of directors and are expensed in the year earned. During 1997, 1996, and 1995, the Company recognized expense of $2,565,350, $2,791,463, and $2,046,474, respectively, related to the ESOP. At its December 1997 meeting, the board voted in favor of making a contribution to the ESOP for 1997 based on the MVP projections for the year. In 1996 and 1995, the board had authorized this contribution as well.

During 1997, the ESOP purchased 63,841 shares of the Company's common stock on the open market at an average price of $33.28 ($2,124,461). During 1996, the ESOP purchased 76,500 shares of the Company's treasury stock at an average price of $25.38 ($1,941,288). During 1995, no shares were purchased. All shares held by the ESOP are treated as outstanding in computing the Company's earnings per share. Dividends on ESOP shares are passed through to the participants.

DIRECTORS DEFERRED COMPENSATION AND EXCESS ESOP
The Company has a deferred compensation plan for directors and an excess ESOP for key employees through which company shares are purchased for the directors and key employees. The Company funded the plans by establishing Rabbi Trusts and by purchasing company shares. Since the assets of the Rabbi Trusts are subject to claims of the Company's general creditors, such assets are recorded as other assets in the accompanying balance sheets. A corresponding liability for the same amount, which represents the Company's liability to its directors and key employees, is reflected as a component of other liabilities. During 1997, 1996, and 1995, the Company recognized expenses of $158,600, $139,075, and $145,550, respectively, under these plans. In 1997, the Rabbi Trusts purchased 7,743 shares of the Company's common stock on the open market at an average price of $39.52 ($306,027). In 1996, the Rabbi Trusts purchased 10,560 shares of the Company's treasury stock, at an average price of $25.22 ($266,339) and 4,300 shares of the Company's common stock on the open market at an average price of $32.13 ($138,138). At December 31, 1997, the Trusts' assets were valued at $6,432,355.

STOCK OPTION PLAN
During 1995, the Company adopted and the shareholders approved an Incentive Stock Option Plan (the Incentive Plan). During 1997, the shareholders approved the Outside Directors' Stock Option Plan (the Directors' Plan). The Company accounts for the plan in accordance with APB Opinion No. 25, under which no compensation cost has been recognized.

Had compensation cost for the plan been determined consistent with FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

--------------------------------------------------------------------------------
                                             1997         1996         1995
--------------------------------------------------------------------------------
Net income:   As reported             $30,171,483  $25,695,721   $7,949,541
              Pro forma                29,789,406   25,462,490    7,862,144
--------------------------------------------------------------------------------
Diluted EPS:  As reported                   $3.33        $2.85        $1.01
              Pro forma                      3.29         2.82        $1.00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

These pro forma amounts may not be representative of the effects of FASB Statement No. 123 on pro forma net income for future years because options vest over several years and additional awards may be granted in the future.

Under the Incentive Plan, an officer may be granted an option to purchase shares at 100% of the grant date fair market value (110% if the optionee and affiliates own 10% or more of the shares), payable in cash. An option may be granted only during the 10-year period ending in May 2005. An optionee must exercise an option within 10 years (five years if the optionee and affiliates own 10% or more of the shares) from the grant date, or three months after the optionee ceases to be an employee, whichever occurs first. Full vesting of options granted occurs at the end of five years.

Under the Directors' Plan, shares granted are not incentive stock options. Directors may be granted non-qualified options to purchase shares at 100% of the grant date fair market value. An optionee must exercise an option within 10 years from the grant date. Full vesting occurs at the end of three years, except in the case of death, disability, or termination of Director status, at which time all options become fully vested and exercisable.

Additionally, subject to the Directors' Plan's approval by shareholders, the Directors' Plan included a grant of 24,000 shares (3,000 per Director) effective on May 2, 1996. Shareholder approval occurred at the May 1997 shareholder meeting. As a result, 1996 plan data, as provided, has been restated to include the impact of this grant.

The Company may grant options for up to 1,250,000 shares under the Incentive Plan and 200,000 shares under the Directors' Plan. Through December 31, 1997, the Company has granted 232,875 options under these plans. Under both plans, the option exercise price equals the stock's market price on the date of grant.

A summary of the status of the plans at December 31, 1997, 1996 and 1995, and changes during the years then ended are presented in the following table and narrative:

----------------------------------------------------------------------------------------------------------
                         1997                          1996                        1995
--------------------------------------------------------------------------------------------------------------
                       Number   Weighted-Average    Number     Weighted-Average    Number     Weighted-Average
                      of Shares  Exercise Price    of Shares    Exercise Price    of Shares    Exercise Price
--------------------------------------------------------------------------------------------------------------
Outstanding at
 beginning of year     145,300        $22.15       65,625             $20.60          --               --
Granted                 83,600         33.59       83,650              23.29       65,625           $20.60
Exercised                7,025         22.97          --                 --           --               --
Forfeited                  --            --         3,975              20.60          --               --
--------------------------------------------------------------------------------------------------------------
 Outstanding at
 end of year           221,875         26.43      145,300              22.15       65,625           $20.60
--------------------------------------------------------------------------------------------------------------
Exercisable at
 end of year            40,330         21.81       12,550              20.60          --               --
Weighted-average fair
 value of options
 granted during year                  $10.97                          $ 7.81                         $7.00
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates of 6.64%, 6.82% and 6.67%; expected dividend yields of 3.10%, 3.15% and 3.14%; expected lives of 10 years; and expected volatility of 26.30%, 27.35% and 28.46%.

Information on the range of exercise prices for options outstanding as of December 31, 1997, is as follows:

--------------------------------------------------------------------------------
     Options Outstanding                           Options Exercisable
--------------------------------------------------------------------------------
                                   Weighted
                                   Average    Weighted-             Weighted-
                     Outstanding   Remaining   Average  Exercisable  Average
  Range of              as of    Contractual  Exercise      as of    Exercise
Exercise Price        12/31/97       Life       Price     12/31/97    Price
$ 0.00-$20.60           58,775        7.6       $20.60    21,950     $20.60
$20.61-$24.00           77,100        8.3       $22.95    17,780     $22.94
$24.01-$32.50           74,200        9.3       $32.50       600     $32.50
--------------------------------------------------------------------------------
$32.51-$44.88           11,800        9.5       $40.13        0       $0.00
--------------------------------------------------------------------------------
                       221,875        8.5       $26.43    40,330     $21.81
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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

9.  STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. Reconciliations of net income and shareholders' equity (statutory surplus), as reported in conformity with statutory reporting practices to that reported in the accompanying financial statements on the basis of GAAP, are shown as follows:

-----------------------------------------------------------------------------
                                            Year ended December 31,
Net Income (Loss)                           1997          1996          1995
-----------------------------------------------------------------------------
Consolidated net income (loss),
 statutory basis                     $26,896,695   $29,486,443   $12,638,658
Proposition 103 liability                     --     2,499,680            --
Deferred policy acquisition costs      5,320,982       856,692    (3,401,296)
Deferred income
  tax benefit (expense)                  346,886    (3,506,460)      854,229
Net income of non-insurance
 operations, interest expense
 on debt and general corporate
 expense                              (2,328,239)   (3,605,318)   (2,038,397)
Other                                    (64,841)      (35,316)     (103,653)
-----------------------------------------------------------------------------
As reported in accompanying
 financial statements                $30,171,483   $25,695,721   $ 7,949,541
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                                                           December 31,
Shareholders' Equity                                     1997           1996
-----------------------------------------------------------------------------
Consolidated surplus, statutory basis             $265,526,172  $207,786,596
Deferred policy acquisition costs                   21,984,585    16,663,603
Non-admitted assets                                  2,738,031     1,862,610
Subsidiary ownership in RLI Corp.                  (11,412,337)           --
Deferred tax liability                             (36,339,801)  (17,170,687)
Statutory liability for reinsurance                    881,200     3,813,800
Proceeds from RLI Corp. debt
 contributed to RLI Insurance Co.                           --   (30,500,000)
Equity of non-insurance companies                   22,427,483    17,038,853
Other                                                  747,107       544,586
-----------------------------------------------------------------------------
As reported in accompanying
  financial statements                            $266,552,440  $200,039,361
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Dividend payments to the Company from its principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior notice or approval of the regulatory authorities of Illinois and California. The maximum dividend distribution is limited by Illinois and California law to the greater of: 10% of RLI Insurance Company's policyholder surplus as of December 31 of the preceding year, or the net income of RLI Insurance Company for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 1998 without prior notice or approval amounts to $26,552,617--10% of RLI Insurance Company's 1997 policyholder surplus. The actual amount paid to the Company during 1997 was $16,678,225.

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

During 1996, the Company reached a settlement with the California Department of Insurance resolving its total liability for refunds and interest under Proposition 103. The settlement requires the Company to pay $2,987,050 in refunds and interest. In the second quarter of 1996, the Company recorded a pretax charge of $487,370 to record the difference between the actual settlement and the amount previously accrued. During 1997, the Company issued refund checks to policyholders. As of December 31, 1997, the total unclaimed refund amounted to $1,526,283. Any amounts unclaimed as of November 1, 1998 will escheat to the California Division of Unclaimed Property.

The Company leases regional office facilities and automobiles under operating leases expiring in various years through 2002. Minimum future rental payments under non-cancellable operating leases are as follows:


   1998                                        $  879,852
   1999                                           892,685
   2000                                           835,894
   2001                                           717,252
   2002                                           425,417
                                              -----------
   Total minimum future  rental payments      $3,751,100
                                              -----------
                                              -----------

11.  INDUSTRY SEGMENT INFORMATION

Selected information by industry segment for 1997, 1996, and 1995 is summarized in the chart below.

RLI Insurance Group: Specialty coverages of property and casualty insurance provided on a direct basis, primarily on commercial risks.

Investment Income: Net interest and dividend income from the fixed maturities, equity securities and short-term investments of RLI Corp. and RLI Insurance Group.

-------------------------------------------------------------------------------------------
                                                            Earnings (loss)
Segment Data                               Revenue       before income taxes    Assets
-------------------------------------------------------------------------------------------

1997--
 RLI Insurance Group--Property             $ 62,028,217       $ 21,409,581    $872,553,044
 RLI Insurance Group--Casualty               68,365,056         (3,184,502)
 RLI Insurance Group--Surety                 11,491,172            526,174
 Net investment income                       24,557,844         24,557,844
 Net realized investment losses               2,981,884          2,981,884
 Equity in earnings of unconsolidated
  investee                                                         950,768      13,615,577
 General corporate and interest expense                         (5,719,581)     25,571,984
-------------------------------------------------------------------------------------------
Consolidated                               $169,424,173       $ 41,522,168    $911,740,605
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

1996--
 RLI Insurance Group--Property             $ 48,181,678       $ 18,830,859    $809,315,884
 RLI Insurance Group--Casualty               78,067,784         (2,028,201)
 RLI Insurance Group--Surety                  4,406,633           (405,592)
 Net investment income                       23,680,751         23,680,751
 Net realized investment gains                1,017,572          1,017,572
 Equity in earnings of unconsolidated
  investee                                                         230,741       8,970,691
 General corporate and interest expense                         (6,086,100)     27,187,209
-------------------------------------------------------------------------------------------
 Consolidated                              $155,354,418       $ 35,240,030    $845,473,784
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
1995--
 RLI Insurance Group--Property             $ 50,820,350       $(10,243,636)   $787,812,455
 RLI Insurance Group--Casualty               79,690,875          1,003,179
 RLI Insurance Group--Surety                  2,956,908           (693,503)
 Net investment income                       22,029,081         22,029,081
 Net realized investment gains                  456,510            456,510
 Equity in earnings of unconsolidated
  investee                                                         714,818       7,856,130
 General corporate and interest expense                         (5,440,412)     14,531,373
-------------------------------------------------------------------------------------------
 Consolidated                              $155,953,724       $  7,826,037    $810,199,958
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

12.  UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:

---------------------------------------------------------------------------------------------------------------------
                                                   First         Second          Third          Fourth           Year
---------------------------------------------------------------------------------------------------------------------
1997

Net premiums earned                          $33,065,635    $35,974,352     $35,895,116    $36,949,342   $141,884,445
Net investment income                          6,021,551      5,999,346       6,246,661      6,290,286     24,557,844
Net realized investment gains (losses)           560,024      1,734,460         544,529        142,871      2,981,884
Earnings (loss) before income taxes            8,869,278     11,006,361      10,848,720     10,797,809     41,522,168
Net earnings (loss)                            6,555,785      7,983,669       7,896,720      7,735,309     30,171,483
Basic earnings per share (1)                       $0.85          $1.05           $0.88          $0.86          $3.63
Basic operating earnings per share (1) (2)         $0.80          $0.90           $0.84          $0.85          $3.40
Diluted earnings per share (1)                     $0.74          $0.90           $0.84          $0.85          $3.33
Diluted operating earnings per share (1) (2)       $0.70          $0.78           $0.81          $0.84          $3.12
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1996

Net premiums earned                          $32,166,978    $32,390,263     $32,294,530    $33,804,324   $130,656,095
Net investment income                          5,727,445      6,091,854       5,819,777      6,041,675     23,680,751
Net realized investment gains (losses)           141,310        (36,190)         37,671        874,781      1,017,572
Earnings before income taxes                   7,336,099      8,862,237       9,406,763      9,634,931     35,240,030
Net earnings                                   5,515,896      6,380,662       6,798,678      7,000,485     25,695,721
Basic earnings per share (1)                       $0.70          $0.80           $0.86          $0.89          $3.25
Basic operating earnings per share (1) (2)         $0.69          $0.81           $0.86          $0.82          $3.17
Diluted earnings per share (1)                     $0.62          $0.71           $0.75          $0.77          $2.85
Diluted operating earnings per share (1) (2)       $0.61          $0.71           $0.75          $0.72          $2.78
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, and due to the exclusion of the antidilutive effects as discussed in note 1K, quarterly earnings per share may not total to annual earnings per share.

(2) Operating earnings per share is calculated by reducing net earnings by the after-tax impact of net realized investment gains.

REPORT OF INDEPENDENT AUDITORS

The board of directors and shareholders
RLI Corp.

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

January 21, 1998



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

Management has established and maintains a system of internal controls throughout its operations that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. Certain aspects of these systems and controls are tested periodically by the Company's internal auditor. As part of its audit of the financial statements, which is performed in accordance with generally accepted auditing standards, KPMG considers certain aspects of the system of internal controls to the extent necessary to form an opinion on the financial statements and not to provide assurance on the system of internal controls. Management considers the recommendations of its internal auditor and independent public accountants concerning the Company's internal controls and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 1997, the Company's system of internal controls was adequate to accomplish the objectives described herein.

The audit committee is comprised solely of four non-employee directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. It also recommends to the board of directors the firm of independent public accountants to be engaged to audit the annual consolidated financial statements, and it meets regularly with those independent public accountants and with management, both separately and together. The independent public accountants and the internal auditor have ready access to the audit committee.

Gerald D. Stephens, CPCU
President, RLI Corp.


Joseph E. Dondanville, CPA
Vice President, Chief Financial Officer, RLI Corp.

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2:00 p.m., local time, on May 7, 1998, at the company's offices at 9025 N. Lindbergh Drive, Peoria, IL.

REQUESTS FOR ADDITIONAL INFORMATION

Additional copies of this report and the Annual Report to the Securities and Exchange Commission, Form 10-K, are available without charge to any shareholder. Additionally, "Street Name" shareholders can have their names placed on a mailing list to receive copies of annual reports, quarterly reports, and other shareholder materials. Simply contact the treasurer at our corporate headquarters.

TRADING AND DIVIDEND INFORMATION

RLI common stock trades on the New York Stock Exchange under the symbol RLI.

The following table sets forth the high and low sale prices, as well as the closing prices, for the common stock for the indicated periods as reported by the NYSE. The table also indicates cash dividends as declared by the company.

                             Stock Price               Dividends
                   High         Low          Close      Declared
--------------------------------------------------------------------------------
     1996
     1st Quarter  25 7/8       24 1/4        24 3/4      $.13
     2nd Quarter  24 3/8       22 3/8        24 3/8       .14
     3rd Quarter  26 1/8       23 3/8        26           .14
     4th Quarter  33 1/2       26            33 3/8       .14
--------------------------------------------------------------------------------
     1997
     1st Quarter  36 5/8       31 7/8        31 7/8      $.14
     2nd Quarter  36 3/4       30 1/2        36 7/16      .15
     3rd Quarter  45 1/16      34 1/2        45           .15
     4th Quarter  50 1/4       40 3/4        49 13/16     .15
--------------------------------------------------------------------------------

RLI Corp. normally pays dividends four times a year, usually on January 15, April 15, July 15 and October 15. The company has paid and increased dividends for 21 consecutive years. RLI dividends qualify for the enterprise zone dividend subtraction modification for Illinois state income tax returns.

DIVIDEND REINVESTMENT PLANS

An Automatic Dividend Reinvestment and Stock Purchase Plan is offered to shareholders of RLI on a voluntary basis. Shareholders may also have their dividends deposited directly into their checking, savings or money market accounts. If you wish to sign up for either Plan, send your request to "Shareholder Information" at the following transfer agent and registrar address.

SHAREHOLDER INQUIRIES

Shareholders of record requesting information concerning individual account balances, stock certificates, dividends, stock transfers or address corrections should contact the transfer agent and registrar at:
Norwest Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854
Phone: (800) 468-9716
Internet: SHAREHOLDER@AOL.COM

STOCK OWNERSHIP

At December 31, 1997, RLI stock ownership was as follows:

                             Shares           %
-------------------------------------------------------------------
  Insiders                  699,847           8.1
  ESOP                    1,060,467          12.3
  Institutions            5,093,075          59.0
  Other public            1,780,865          20.6
-------------------------------------------------------------------
                          8,634,254         100.0


CONTACTING RLI

CORPORATE HEADQUARTERS
9025 N. Lindbergh Drive
Peoria, IL 61615-1431
(309) 692-1000
(800) 331-4929
Fax: (309) 692-1068
Internet: HTTP://WWW.RLICORP.COM

FINANCIAL INFORMATION
For management's perspective on specific issues, call RLI Treasurer Mike Price direct at (309) 693-5880.

FORWARD LOOKING STATEMENTS
Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to the company's expectations, hopes, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by the company. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development and the impact thereof on the company's loss reserves, the adequacy of the company's reinsurance programs, developments in the securities markets and the impact on the company's investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those in forward-looking statements. The company assumes no obligation to update any such statements. You should review the various risks, uncertainties and other factors listed from time to time in the company's Securities and Exchange Commission filings.

                                       53