Form 10-K, Exhibit 13
period 1998-12-31
RLI CORP
filed 1999-03-26
CIK 84246

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

RLI Corp. (the Company) is a holding company that underwrites selected property and casualty insurance through its major subsidiaries collectively known as RLI Insurance Group (the Group). The Group has accounted for approximately 84% of consolidated revenue over the last two years by providing property and casualty coverages primarily for commercial risks. As a niche insurer, the Group offers products targeted to the needs of those insureds generally overlooked by traditional insurance markets.
     The property and casualty insurance business is cyclical and influenced by many factors, including price competition, economic conditions, natural disasters, interest rates, state regulations, court decisions, and changes in the law. One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs are fully known, because premiums are charged before claims are incurred.
     Property insurance results are subject to the variability introduced by natural and man-made disasters such as earthquakes, fires and hurricanes. The Company's major catastrophe exposure is to losses caused by earthquakes, since over 61% of the Company's 1998 total property premiums were written in California. The Company limits its net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events. Utilizing this approach, the Company attempts to limit its net aggregate exposure to a single catastrophic event to less than 10% of total shareholders' equity.
     The casualty portion of the Company's business consists largely of commercial and personal umbrella, general liability, and commercial auto coverages. In addition, the Group provides directors & officers liability, employers' indemnity, and in-home business owners coverage. The casualty book of business is subject to the risk of accurately estimating losses and related loss reserves since the ultimate settlement of a casualty claim may take several years to fully develop. The casualty line may also be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.
     The surety segment of RLI specializes in writing small- and medium-sized commercial and contract surety products, as well as those for the energy, petrochemical and refining industries. The commercial surety products usually involve a statutory requirement for bonds. This industry has historically maintained a relatively low loss ratio. Losses may fluctuate, however, due to adverse economic conditions that may affect the financial viability of an insured.
     The contract surety market guarantees the construction work of a commercial contractor for a specific project. As such, this line has historically produced marginally higher loss ratios than the commercial surety line. Generally, losses occur due to adverse economic conditions, inclement weather conditions, or the deterioration of a contractor's financial condition.
     The consolidated financial statements and related notes found on pages 29-48, and the "Forward Looking Statements" on page 28, should be read in conjunction with the following discussion.

SIGNIFICANT DEVELOPMENTS

In January 1999, RLI Insurance Company acquired Underwriters Indemnity Holdings, Inc. (UIH), located in Houston, Texas. UIH specializes in the marketing and underwriting of surety products for oil, gas, mining and other energy-related exposures.
     RLI paid $40.7 million in cash in exchange for all outstanding shares of UIH subject to post-closing contingencies. Included in the transaction are both of UIH's operating subsidiaries, Underwriters Indemnity Company of Texas and Planet Indemnity Company of Colorado. The transaction was financed through short-term borrowings and will be accounted for under the purchase method of accounting. In 1998, UIH wrote $16.4 million of gross written premiums, with $7.2 million in surety writings and $9.2 million of assumed and direct property business. The organization has a history of profitable underwriting, witnessed by its 79.4 combined ratio in 1998 and three-year average combined ratio of 79.9. Prior to the closing, UIH wrote business in 34 states. Book value at December 31, 1998, is estimated at $16 million. Both of UIH's operating companies are rated "A-" (Excellent) by A.M. Best.

YEAR ENDED DECEMBER 31, 1998, COMPARED TO YEAR ENDED DECEMBER 31, 1997

Consolidated gross sales -- gross premiums written, net investment income and realized investment gains --totaled $316.9 million, a 3.4% increase from 1997. Consolidated revenue for 1998 was $168.1 million, down 0.8% from the previous year. Revenue was relatively flat due to a decrease in net realized investment gains of 37.9% as well as a 2.5% decline in net investment income.

                                  Year Ended December 31,
   Gross sales (in thousands)     1998        1997       1996
   Gross premiums written     $291,073    $278,843   $276,802
   Net investment income        23,937      24,558     23,681
   Realized investment gains     1,853       2,982      1,017
   Total gross sales          $316,863    $306,383   $301,500

     Net after-tax earnings for the Company were $28.2 million ($2.65 per diluted share) in 1998, compared to $30.2 million ($2.66 per share) in 1997.

   Pretax earnings (in thousands)             1998       1997
   Insurance Group                        $ 16,789   $ 18,751
   Net investment income                    23,937     24,558
   Net realized investment gains             1,853      2,982
   Equity in investee earnings               1,337       951

     In accordance with Financial Accounting Standards Board (FASB) Statement No. 130, the Company reports comprehensive earnings as prominently as GAAP earnings information. Comprehensive earnings include not only traditional net income, but other changes to equity. The material adjustment applicable to the Company's net earnings is the inclusion of net unrealized gains and losses, after tax.


   Diluted earnings per share
                      Net        Comprehensive
   1994              (0.49)         (0.87)
   1995               0.81           2.77
   1996               2.28           3.62
   1997               2.66           5.76
   1998               2.65           4.87
   Total             $7.91         $16.15

     As this chart indicates, comprehensive earnings per share for the last five years exceeded reported net earnings by 104.2% on a diluted basis. After adding back dividends and stock repurchases, shareholders' equity reached an unprecedented level of nearly $315 million, up more than 18% from 1997.

RLI INSURANCE GROUP
Gross written premiums in 1998 were $291.1 million, compared to $278.8 million in 1997. This modest increase reflected the Company's firm commitment to sound underwriting practices during an ongoing period of difficult pricing and market conditions in certain lines. The Group's pretax underwriting earnings for 1998 were $16.8 million, a 10.5% decrease from the $18.8 million reported in 1997. This decline can be attributed to losses from Hurricane Georges of $1.1 million and reserve strengthening of $2.6 million on the surety line, both third quarter events.
     The Company's property segment gross written premiums were lower in 1998, at $113.6 million, compared to $139.5 million in 1997. Non-recurring premiums associated with the acquisition of the Hawaii residential insurance business in March of 1997 accounted for $10.7 million of this decline. While fire premiums were flat, difference in conditions premiums were down 19.1% from 1997. This decrease can be attributed to rate reductions on these lines of business while the Company continues to focus on controlling its total exposure to catastrophe risks.
     The property segment contributed the largest share of the Group's pretax profits, generating $19.8 million in 1998, compared to

$21.4 million in 1997. These results were reflected in the property segment
GAAP combined ratio of 62.1 for 1998, compared to 65.5 in 1997. Despite the drop in the combined ratio, Group profits decreased slightly due to $1.1 million in Hurricane Georges losses as well as a decline in revenue associated with Hawaii residential insurance.
     Casualty gross written premiums improved 31.0% from 1997, reaching $148.7 million in 1998. This overall increase was the result of gains in the following products: commercial umbrella - $19.3 million; transportation - $16.1 million; and general liability - $3.6 million. The GAAP combined ratio for the casualty segment was 103.2, compared to 104.6 in 1997. This resulted from premium increases in the more profitable lines. Despite the lower ratio in 1998, management believes that loss reserves for this segment will be adequate and the investment income derived from reserved funds will provide significant future earnings potential. This belief is supported by favorable total reserve development over the last three years, as reported in note 6 of the financial statements.
     The surety segment continued a trend of solid growth as gross written premiums increased to $28.8 million, which was an 11.5% improvement over 1997. The segment's combined ratio of 103.9 included a charge of $2.6 million related to unfavorable loss development from one specific contract surety producer. This particular book of business constituted only 8% of the total surety book. Excluding this adjustment, the combined ratio for the year would have fallen to 89.7, compared to 95.4 in 1997. Contri-buting to this decline was an improved expense ratio, which dropped to 67.7 in 1998, from 73.8 a year ago. Increased premium volumes paid back earlier infrastructure investments.

INVESTMENT INCOME
Net dividend and interest income decreased by 2.5% during 1998. Despite the growth in invested assets during the year, a focus on investing new cash flow in tax-exempt securities, as well as the general downturn in interest rates, caused the decline. On an after-tax basis, investment income actually increased slightly (0.3%). The Company realized $1.9 million in capital gains in 1998, compared to $3.0 million in 1997. Operating cash flows were $23.6 million in 1998. All cash flows in excess of current needs were used to fund the stock repurchase program and purchase both fixed income and equity securities. Fixed-income purchases continue to be comprised of high-grade, tax-exempt, U.S. government and agency and convertible debenture securities. Equity purchases remain consistent with the long-term strategy of investing in large-cap, value investments with attractive dividend yields.

   Pretax yield               1998        1997        1996
   Taxable (on book value)    6.58%       6.91%       6.87%
   Tax-exempt (on book value) 4.95%       5.00%       4.97%
   Equities (on market value) 2.49%       2.96%       3.38%

   After-tax yield            1998        1997        1996
   Taxable (on book value)    4.27%       4.49%       4.47%
   Tax-exempt (on book value) 4.69%       4.74%       4.71%
   Equities (on market value) 2.14%       2.54%       2.90%

     Overall yields continued to decline during 1998, reflecting the general trend in the fixed income markets. At year end, the yields on the tax-exempt side were relatively unchanged from last year, while taxable yields fell rather significantly. As a result, the after-tax spread between these securities has widened, making the tax-exempt selections increasingly more attractive. Given the Company's tax position, the majority of fixed income purchases were made in this sector.
     The Company's investment results for the last five years are shown in the following table:


(in thousands)                                                            Tax Equivalent
                                                 Change in    Annualized    Annualized
                                                Unrealized     Return on    Return on
            Average                Realized     Appreciation/   Average      Average
           Invested   Investment    Gains       Depreciation   Invested      Invested
Year        Assets(1) Income(2)(3) (Losses)(3)     (3)(4)       Assets        Assets
1994        407,722     20,133      (3,595)        (5,749)        2.7%         3.6%
1995        442,717     22,029         457         36,037        13.2%        14.1%
1996        504,773     23,681       1,017         25,033         9.9%        10.7%
1997        570,901     24,558       2,982         55,760        14.6%        15.5%
1998        640,576     23,937       1,853         36,183         9.7%        10.6%
5-yr. avg. $513,338     22,868         543         29,453        10.3%        11.2%


(1) Average of amounts at beginning and end of year.
(2) Investment income, net of investment expenses, including non-debt interest expense.
(3) Before income taxes.
(4) Relates to available-for-sale fixed maturity and equity securities.


     The annualized return for 1998 was again enhanced by the strong performance of the equity portfolio, which generated pretax unrealized appreciation of $36.3 million.

INTEREST AND GENERAL CORPORATE EXPENSE
Interest expense on debt was $2.3 million in 1998, up from $1.5 million in 1997. This increase was largely the result of the Company's increased use of short-term borrowings to finance the stock repurchase program. General corporate expenses decreased 6.2% in 1998 as a result of lower executive compensation costs relating to the MVP program.

INCOME TAXES
The Company's effective tax rates for 1998 and 1997 were 25.1% and 27.3%, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The Company's pretax earnings included $10.5 million of investment income in 1998 that is wholly or partially exempt from federal income tax, compared to $9.1 million in 1997.

INVESTEE EARNINGS
The Company maintains a 44% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses. In 1998, the Company recorded $1.3 million in earnings compared to $951,000 in 1997. Sales for Maui Jim grew 50% in 1998 on the strength of increased sunglass marketing efforts in several international territories. Profit margins also improved in 1998 as the cost of goods sold was favorably impacted by the dollar's performance against the yen.

MARKET RISK DISCLOSURE

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair market value of financial instruments. Management of market risk is a critical component of the Company's investment decisions and objectives. The Company manages its exposure to market risk by using the following tools:
     1. Continually monitoring the fair market value of all financial assets;
     2. Changing the character of future investment purchases as needed, and;
     3. Maintaining a balance between its existing asset and liability portfolios.
     The Company's primary risk exposures are to changes in interest rates and equity prices, as it had no derivative or foreign exchange risk as of December 31, 1998.

INTEREST RATE RISK
The Company's primary exposure to interest rate risk is with its fixed income investment portfolio, but on a smaller scale, it also incurs similar risk with its short-term debt instruments.
     Modified duration analysis is used to measure the sensitivity of the fixed income portfolio to changes in interest rates, providing a measure of price percentage volatility. The Company attempts to minimize interest rate risk by matching the duration of its assets to that of its liabilities. The Company limits the impact of changes in interest rates on its financial statements by designating a majority of the fixed income holdings as held-to-maturity. This designation is chosen for the securities for which the Company has the intent and ability to hold to stated maturity. These securities are carried at amortized cost and, except for declines that are other than temporary, changes in fair market value are not reflected on the financial statements. As of December 31, 1998, the Company had classified 86% of its fixed income portfolio as held-to-maturity.
     The balance of the Company's fixed income portfolio is classified in a manner that affects its financial statements. As of December 31, 1998, 14% of the Company's fixed income portfolio was classified as either available-for-sale or trading (see note 2).
     Interest rate risk could also impact the Company's income statement due to its impact on interest expense. The Company's debt obligations are short term in nature, with no long-term debt outstanding as of December 31, 1998. As a result, the Company assumes interest rate risk in its ability to refinance these short-term debt obligations. Any rise in interest rates will cause interest expense to increase, assuming debt is maintained at current levels.

EQUITY PRICE RISK
Equity price risk is the potential that the Company will incur economic loss due to a decline of common stock prices. Beta analysis is used to measure the sensitivity of the Company's equity portfolio to changes in the value of the S&P 500 index (an index representative of the broad equity market). As measured from December 31, 1981 to December 31, 1998, the Company's equity portfolio has a beta of approximately 0.70 in comparison to the S&P 500. This low beta statistic reflects the Company's long-term emphasis on maintaining a conservative, value-oriented, dividend-driven investment philosophy for its equity portfolio. Historically, dividend-paying common stocks have demonstrated superior down-market performance characteristics.
     Additional risk management techniques include:
     1. Restricting individual security weightings to less than 3% of the equity portfolio's market value, and;
     2. Reducing exposure to sector risk by limiting the market value to be invested in any one industry sector to 25% of the equity portfolio.
     Equity securities are classified as available-for-sale, with unrealized gains and losses excluded from net earnings, but recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes.

SENSITIVITY ANALYSIS
The tables at right detail information on the market risk exposure for the Company's financial instruments as of December 31, 1998. Listed on each table is year-end market value for the Company's assets and the expected reduction in market value, given the stated hypothetical events. This sensitivity analysis assumes that the composition of the Company's assets remains constant over the period being measured and that interest rate changes are reflected uniformly across the yield curve. The analysis does not consider any action the Company would undertake in response to changes in market conditions. For purposes of this disclosure, securities are divided into two categories: those held for trading purposes and those held for non-trading purposes. The examples given are not predictions of future market events, but rather illustrations of the impact such events may have on the market value of the Company's investment portfolio.
     As of December 31, 1998, the Company's fixed income portfolio had a market value of $339.4 million. This sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 1998 levels, with all other variables held constant. Such scenarios would result in decreases in the market value of the fixed income portfolio of $12.8 million and $24.7 million, respectively. Due to the Company's use of the held-to-maturity designation for a majority of the fixed income portfolio, the balance sheet impact of these scenarios would be much lower. The income statement would only be affected by holdings designated as trading.
     As of December 31, 1998, the Company's equity portfolio had a market value of $296.5 million. This base sensitivity analysis uses market scenarios of the S&P 500 index declining 10 percent and 20 percent. These scenarios would result in approximate decreases in the market value of the equity portfolio of $20.2 million and $40.3 million, respectively. As the Company designates all common stocks as available-for-sale, these market value declines would impact the Company's balance sheet.
     Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 index, the market value of the Company's assets will increase from their present levels by the indicated amounts.


   Table 1 (in thousands)
   Effect of a 100 basis point increase in interest rates and a 10% decline in the S&P 500:
                                 12/31/98    Interest Rate  Equity
                               Market Value     Risk         Risk
   Held for trading purposes
    Fixed maturity securities    $  8,348     $   (241)           -
    Total trading                   8,348         (241)           -
   Held for non-trading purposes
    Fixed income securities       331,060      (12,518)           -
    Equity securities             296,521           -       (20,163)
    Total non-trading             627,581      (12,518)     (20,163)
    Total trading & non-trading  $635,929     $(12,759)     ($20,163)


   Table 2 (in thousands)
   Effect of a 200 basis point increase in interest rates and a 20% decline in the S&P 500:
                                 12/31/98    Interest Rate  Equity
                               Market Value     Risk         Risk
   Held for trading purposes
    Fixed maturity securities    $  8,348     $   (455)           -
     Total trading                  8,348         (455)           -
   Held for non-trading purposes
    Fixed maturity securities     331,060      (24,280)           -
    Equity securities             296,521            -      (40,327)
    Total non-trading             627,581      (24,280)     (40,327)
    Total trading & non-trading  $635,929      (24,735)     (40,327)


   Table 3 (in thousands)
   Effect of a 100 basis point decrease in interest rates and a 10% increase in the S&P 500:
                                 12/31/98    Interest Rate  Equity
                               Market Value     Risk         Risk
   Held for trading purposes
    Fixed maturity securities    $  8,348       $224             -
     Total trading                  8,348        224             -
   Held for non-trading purposes
    Fixed maturity securities     331,060     10,148             -
    Equity securities             296,521          -        20,163
    Total non-trading             627,581     10,148        20,163
    Total trading & non-trading  $635,929     10,372        20,163


   Table 4 (in thousands)
   Effect of a 200 basis point decrease in interest rates and a 20% increase in the S&P 500:
                                 12/31/98    Interest Rate  Equity
                               Market Value     Risk         Risk
   Held for trading purposes
    Fixed maturity securities    $  8,348     $   473             -
     Total trading                  8,348         473             -
   Held for non-trading purposes
    Fixed maturity securities     331,060      21,644             -
    Equity securities             296,521           -        40,327
    Total non-trading             627,581      21,644        40,327
    Total trading & non-trading  $635,929     $22,117       $40,327

     The income statement will also be impacted by interest expense. As of December 31, 1998, the Company had $39.6 million in short-term debt obligations. Assuming this debt level remains constant, a hypothetical 100 basis point increase in interest rates would increase the Company's annual pretax interest expense by $0.4 million and a 200 basis point increase would increase annual pretax interest expense by $0.8 million. Conversely, falling interest rates would result in equivalent reductions in interest expense. These numbers are not included in the previous tables.

OUTLOOK FOR 1999

In 1999, the Company will continue to pursue profitable opportunities for top-line growth. There is an ongoing process of evaluating various avenues for growth such as the acquisition of underwriting talent in certain product lines, strategic alliances with producers on existing products, or through acquisition. The implementation of the combined casualty reinsurance program is expected to bolster investment earnings as well as improve underwriting results over time. The materiality or viability of future new ventures or products is not known at this time. Specific details regarding events in the Group's various business segments follow.

PROPERTY
The Company expects further softening of earthquake rates during 1999. Exposure will remain constant while reduced reinsurance costs will serve to mitigate the bottom-line impact of lost premiums.
     The Company's fire book of business posted improved results in the final two quarters of 1998, which management believes to reflect the effect of new leadership established in that line last year.

CASUALTY
Several initiatives launched in 1997 began to generate substantial revenue in 1998. Offices for writing commercial casualty business in Dallas, Los Angeles, New York, Atlanta and San Francisco led the growth.
     Management is confident that these initiatives involving product lines such as commercial umbrella, general liability, executive products, and commercial auto, will produce satisfactory growth results into the near future.
     Profitability has improved as the product mix has shifted more heavily toward the lines with lower combined ratios. The Company's assiduous attention towards underwriting profit will continue and be supported by the recently implemented combined casualty treaty.

SURETY
Gross written premiums are expected to continue to increase, primarily due to the acquisition of Underwriters Indemnity, a producer of surety bonds for the energy, petrochemical and refining industries. The transaction is also expected to create cross-selling opportunities for existing RLI products. Increased revenues should continue to drive down the expense ratio during 1999.

CAPITAL MANAGEMENT
In July 1997, the Company implemented a 1.8 million share common stock repurchase program. In 1998, the Company repurchased 390,464 shares at a total cost of $15.5 million. Including 1997, 1,349,402 shares were purchased at a total cost of $48.2 million. Adjusting for the June 1998 5-for-4 stock split, over 650,000 shares remain authorized for repurchase at year-end 1998. It is anticipated that the program will continue as market conditions and the Company's capital requirements warrant.
     The repurchase program has been funded by the use of the Company's line of credit facility, reverse repurchase agreements, and operating cash flow. It is anticipated that future repurchases will be funded in a similar fashion. Depending upon the Company's capital needs and prevailing market conditions, the Company may issue a longer-term debt instrument, and repay the outstanding short-term debt.

     In the fourth quarter of 1998, RLI declared a cash dividend to be paid in January 1999 of $0.13 per share, representing the 90th consecutive dividend payment for the Company. Since the inception of cash dividends in 1976, the Company has increased the annual dividend every year. In its annual "Handbook of Dividend Achievers," Moody's ranks RLI 177th in dividend growth out of 10,000 U.S. public companies over the last decade. No changes in the Company's dividend policy is anticipated in 1999.

YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

Consolidated gross sales -- gross premiums written, net investment income and realized investment gains--totaled $306.4 million, a 1.6% increase from 1996. Consolidated revenue for 1997 was $169.4 million, up 9.1% from the previous year. The increase in revenue was attributable in part to increased realized investment gains of nearly $3.0 million, compared to $1.0 million in 1996. Also, an 8.6% increase in net earned premiums reflected the addition of the Hawaii residential insurance program at a higher net retention than many of the Company's other lines.

                                       Year Ended December 31,
   Gross sales (in thousands)                 1997       1996
   Gross premiums written                 $278,843   $276,802
   Net investment income                    24,558     23,681
   Realized investment gains                 2,982      1,017
   Total gross sales                      $306,383   $301,500

     Net after-tax earnings for the Company were a record $30.2 million ($2.66 per diluted share) in 1997, compared to $25.7 million ($2.28 per share) in 1996.

   Pretax earnings (in thousands)               1997       1996
   Insurance Group                           $18,751    $16,397
   Net investment income                      24,558     23,681
   Net realized investment gains               2,982      1,017
   Equity in investee earnings                  951         231

RLI INSURANCE GROUP
Gross written premiums in 1997 were $278.8 million, compared to $276.8 million in 1996. This modest increase reflected the Company's firm commitment to sound underwriting practices during this period of unusually arduous pricing and market conditions. The Group's pretax underwriting earnings for 1997 were $18.8 million, a 14.6% increase over the $16.4 million reported in 1996 as a result of this focus on underwriting profit.
     The Company's property segment gross written premiums were basically flat in 1997 at $139.5 million, compared to $138.1 million in 1996. There were, however, significant changes in the product mix of this segment. While existing product gross premiums were down due to rate reductions and increased competitor capacity, the reductions in net written premiums were mitigated through better use of reinsurance. Fire and difference in conditions gross written premiums were down 16% and 12% respectively from 1996, compared to declines in net written premiums of only 3% and 7%. Meanwhile, the Group bolstered its overall premium production in this segment with the addition of the Hawaii residential insurance program. Including the assumption of $10.7 million of unearned premium upon acquisition, gross and net premiums written for this program were $19.5 million and $19.1 million, respectively, for the year ended 1997.
     The property segment contributed the largest share of the Group's pretax profits, increasing to $21.4 million in 1997, compared to $18.8 million in 1996. These results were reflected in the property segment GAAP combined ratio of 65.5 for 1997. The combined ratio increase from 60.9 in 1996 reflected the incremental acquisition costs associated with the assumption of Hawaii homeowner in-force business from the Hawaii Property Insurance Association. Such costs were not associated with the continued production of these premiums in 1998. These increased expenses were offset by a lower property segment loss ratio of
19.2 in 1997, compared to 22.4 in the previous year.

     Casualty gross written premiums declined 10.7% from 1996, to $113.5 million in 1997. Much of this decline was due to discontinuing certain production source relationships in the general liability area as a result of prolonged declines in profitability. Despite premium declines, the casualty segment GAAP combined ratio was 104.6 for 1997. While lower premiums have negatively influenced the expense ratio component of this indicator, the loss ratio for 1997 was 68.5, compared to 72.1 in 1996. Even at this level, management believes that loss reserves for this segment will be adequate and that the investment income derived from these reserved funds will provide significant future earnings potential. Such optimism was warranted by the favorable total reserve development in 1997 on prior accident years' reserves, as indicated in note 6 of the financial statements.
     The surety segment provided the most notable premium growth among existing products, increasing to $25.8 million, a 123% increase over the $11.6 million for the prior year. Much of this growth was achieved specifically through the increased writing of contract bonds, which added $12.5 million of additional premium in 1997. The surety segment profit picture also improved dramatically as pretax underwriting profits came in at $0.5 million, compared to an underwriting loss of $0.4 million in 1996. This was largely the result of the anticipated payoff in premium writings from production investments made over the last several years. The combined ratio for this segment fell to 95.4 in 1997 from 109.2 in 1996, mostly from the expense ratio improvement of 8.8 points.

INVESTMENT INCOME
Net dividend and interest income increased 3.7% during 1997 due to growth in invested assets. The Company realized $3.0 million in capital gains in 1997, compared to $1.0 million in 1996. Operating cash flows were $35.0 million in 1997, compared to $48.9 million in 1996. All cash flows in excess of current needs were used to fund our common stock repurchase program, purchase equity securities, and acquire fixed-income instruments composed of high grade, tax-exempt, U.S. government and agency and convertible debenture securities.
     Yields for 1997 rose during the first half of the year and remained fairly stable throughout the third quarter. A significant bond price rally during the fourth quarter brought yields in the Treasury market close to their historic lows. Tax-exempt yields were up slightly as the Company extended its portfolio duration to gain additional yield and minimize the effect of declining interest rates. The taxable segment of the portfolio remained fairly stable during the year with the overall yield unchanged.

INTEREST AND GENERAL CORPORATE EXPENSE
Interest expense on debt was $1.5 million in 1997, down 44.9% from $2.8 million in 1996. This decline was the direct result of the Company's call for redemption and subsequent conversion of all of its outstanding convertible debentures during July 1997. General corporate expenses increased 27.3% in 1997, as a result of accrued executive bonuses relating to the MVP program and recognition of the expense of issuing directors' stock options.

INCOME TAXES
The Company's effective tax rates for 1997 and 1996 were 27.3% and 27.1%, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The Company's pretax earnings included $9.1 million of investment income in 1997 that was wholly or partially exempt from federal income tax, compared to $8.0 million in 1996.


ACCOUNTING STANDARDS

In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (Statement 131). Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements according to a management approach. The Company has adopted Statement 131 and applied the criteria for segment identification and follows the requirements of the pronouncement in the MD&A as well as note 11 to the financial statements.
     In February 1998, the FASB issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (Statement 132). Statement 132 revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. Statement 132 standardizes the disclosure requirements for pensions and other postretire-ment benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain other disclosures that are no longer useful. This Statement was adopted in 1998.
     In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133). Statement 133 addresses the accounting for and disclosure of derivative instruments. This Statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

LEGISLATION


STATE REGULATION
As an insurance holding company, RLI Corp. and its insurance subsidiaries are subject to regulation by the states in which they are domiciled or transact business. Holding company registration in each insurer's state of domicile requires reporting to the state regulatory authority the financial, operations and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must be fair, and the insurer's policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance subsidiaries of the holding company system.
     Other regulations limit the amount of dividends and other distributions the subsidiaries can pay without prior approval of the insurance department in the states in which they are physically and/or commercially domiciled, and impose restrictions on the amount and type of investments they may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by filing, reporting and examination requirements. Market oversight is conducted by monitoring trade practices, approving policy rates and forms, licensing of agents and brokers, and requiring fair and equitable premiums and commission rates. Financial solvency is monitored by minimum reserve and capital requirements, periodic reporting procedures (annually, quarterly, or more frequently if necessary), and periodic examinations.
     The quarterly and annual financial reports to the states utilize accounting principles which are different than the generally accepted accounting principles that show the business as a going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. The National Association of Insurance Commissioners (NAIC) has recently developed a codified version of these statutory accounting principles, and its deployment in the states in the near future will foster more consistency among the states for accounting guidelines and reporting.
     State regulatory authorities have relatively broad discretion with respect to granting, renewing and revoking brokers' and agents' licenses to transact business in the state. The manner of operating in particular states may vary according to the licensing requirements of the particular state, which may, among other things, require a firm to operate in the state through a corporation. In a few states, licenses are issued only to individual residents and locally-owned business entities. In such cases, the Company has arrangements with residents or business entities licensed to act in the state.
     COMMERCIAL LINES DEREGULATION -- The NAIC and several state legislatures have taken up the issue of commercial lines deregulation in an attempt to streamline specific areas of insurance regulation. A growing contingent in the regulatory community has acknowledged that some regulatory procedures and practices may be cumbersome and inappropriate for commercial buyers of insurance. Specifically, the large, sophisticated, multi-state or multi-national businesses that employ their own teams of risk managers to evaluate, reduce and finance their loss exposures are less likely to need the form and rate protections that regulators provide consumers and small- to medium-sized businesses. And while these large businesses may receive some benefit from the state financial regulation of licensed insurers, it has long been acknowledged that they do not need the protections addressed by the barriers to the surplus lines market and other nontraditional markets. Indisputably, deregulation of the licensed market will have an impact on the surplus lines insurance carriers, which have been free from form and rate requirements.

     USE OF CREDIT REPORTS IN UNDERWRITING -- Gains in access to electronic commerce, and the means to gather information more rapidly, have spurred regulators to take a second look at the use of consumer credit reports in underwriting and rate making. In some states, regulators charged with protecting insurance consumers from unfair trade practices are concerned that some consumers' risks may be underwritten based solely on their credit standing, and have sought to strengthen their laws and regulations to address this. This trend comes on the heels of Congress' retooling of the Fair Credit Reporting Act in 1997, which specifically addresses this issue, and permits the use of consumer credit reports in underwriting. The issue of federal preemption of state action in this arena has not been judicially addressed.


FEDERAL LEGISLATION
Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures that may significantly affect the insurance business include federal preemption of state auto liability laws, tax reform measures, and Y2K legislation. The Company is also monitoring the following federal proposals:
     NATURAL DISASTER ACT -- Recent natural disasters, including Hurricane Georges, continue to fuel concern regarding the best way to provide affordable insurance coverage for such events. Congress has yet to pass legislation, but proposals to set up a system for excess federal reinsurance to provide relief to the industry continue to be discussed. Two initiatives, "The Natural Disaster Protection and Insurance Act of 1997" (H.R. 230), and "The Homeowners Insurance Availability Act of 1997" (H.R. 219), have been the primary tools for discussion and debate. The Company will continue to monitor the progress of this issue.
     FINANCIAL SERVICES MODERNIZATION -- Both judicial decisions and action by the Office of the Comptroller of the Currency (OCC) have combined to grant national banks more authority to enter non-banking business, including insurance. The Barnett Bank decision, which permits the Comptroller of the Currency to preempt any state law that "significantly interferes" with a bank's ability to sell insurance products, has spawned the "Financial Services Competition Act of 1997" (H.R. 10, also known as "Financial Services Modernization Legislation"). This Act, designed to shrink the powers of the OCC, has been the subject of various revisions that would result in both positive and negative effects on the insurance industry. The Act also contains a provision that would create a National Association of Registered Agents and Brokers, which would permit insurance producers to obtain a national license rather than a number of state licenses. This legislation could have an important impact on many aspects of the insurance industry; the Company continues to monitor its progress.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the primary sources of the Company's liquidity have been funds generated from insurance premiums (operating activities) and investment income and maturing investments (investment activities). In addition, the Company has occasionally received funds from financing activities, such as short-term borrowings, the sale of Company treasury stock to its Employee Stock Ownership Plan, and the issuance of common stock or convertible debentures.
     The Company maintains a $30.0 million secured revolving line of credit with one financial institution. The facility has a three-year term. At December 31, 1998, the Company had $19.6 million in outstanding debt from this facility. Additionally, the Company was party to two reverse repurchase transactions totaling $20.0 million. All funds were used to repurchase RLI stock. Management believes that cash generated from operations, investments, and cash available from financing activities will provide sufficient liquidity to meet the Company's anticipated needs over the next 12 to 24 months.
     In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing program with Centre Reinsurance (Centre Re). The program, called Catastrophe Equity Puts (CatEPuts-SM-), augments the Company's traditional reinsurance by integrating its loss financing needs with a pre-negotiated sale of securities linked to exchange-traded shares. For a more detailed description of CatEPuts, see note 5.
     During 1998, the Company generated net operating cash flow of $23.6 million. Financing activities included the borrowing of $9.6 million from the line of credit and an additional $5.1 million from reverse repurchase agreements. All borrowings, as well as a portion of operational cash flow, were utilized to repurchase shares of the Company's stock. During 1998, 390,464 shares were repurchased at a total cost of $15.5 million. The remainder of excess operating cash flow was added to the Company's investment portfolio.
     The Company's fixed income portfolio continues to be biased toward U.S. government and agency securities due to their high liquidity and almost risk-free nature. As part of its investment strategy, the Company attempts to avoid exposure to default risk by holding, almost exclusively, securities ranked in the top two grades of investment quality by Standard & Poor's and Moody's (i.e., AAA or AA). Virtually all of the Company's fixed income portfolio consists of securities rated A or better, with 96% rated AA or better. Most of the Company's fixed-income portfolio is noncallable. Those securities containing call features have been factored into the overall duration objectives of the portfolio and will not affect efforts to match assets with anticipated liabilities.
     The Company follows a program of matching assets to anticipated liabilities to ensure its ability to hold securities until maturity. Anticipated liabilities are factored against ultimate payout patterns and the resulting payout streams are funded with the purchase of fixed-income securities of like maturity. Management believes that both liquidity and interest rate risk can best be minimized by such asset/liability matching.
     The Company intends to hold approximately 86% of the securities in its fixed income port-folio until their contractual maturity. These securities are classified as held-to-maturity and are carried at amortized cost. Smaller portions of the fixed income portfolio are classified as available-for-sale (11%) or trading (3%) and are carried at fair market value. As of December 31, 1998, the Company maintained $44.9 million in fixed income securities within the available-for-sale and trading classifications. Although it is likely that the majority of these securities will be held by the Company to maturity, they provide an additional source of liquidity and can be used to address potential future changes in the Company's asset/liability structure.
     The Company's equity portfolio increased by $45.1 million during 1998, to $296.5 million. The Company had net purchases during the year of $8.6 million of common stock, with a pretax portfolio appreciation of $36.0 million. Capital gains of $1.2 million on this portfolio were realized during the year. The securities within the equity portfolio remain invested in large-cap issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing the impact of both transactional costs and taxes.
     The National Association of Insurance Commissioners (NAIC) continues its work on developing a model investment law. This law would regulate insurance Company investments. The Company's current investment portfolio appears to be in compliance with the proposed model investment law. Management does not feel the proposed model law will affect its current strategies.

OTHER MATTERS

The Year 2000 (Y2K) issue is a result of computerized systems, including both hardware and software systems, using a two-digit format, as opposed to four digits, to indicate the year in date fields. Such computer systems may be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations.
     In 1997, the Company began work on a five-phase program for Y2K compliance. Phase I was to identify those primary and mission-critical business systems, those essential to continuing operations, which presented Y2K issues. This phase was a four-month process beginning in August 1997. Phase II was to form a committee by business unit to identify all secondary and general infrastructure issues which would need to be addressed for Y2K compliance. This phase began in December 1997 and was completed in April 1998, with the evaluation and initial identification of secondary Y2K exposures which needed attention. Phase III was the modification and testing of mission-critical systems identified in Phase I. Phase III included changes to the Company's property and casualty systems, accounts receivable, custom business processing, general ledger, accounts payable, external business interfaces, digital image processing and accounting interface systems. The status of Phase III completion is discussed below. Phase IV, which began in May 1998, included the development of plans to address secondary infrastructure issues, line of business strategies to address exposures associated with the Company's insurance products and a process to survey key vendors and business partners. This phase is scheduled to be completed within the first quarter of 1999. Phase V is designed to refine operational and contingency plans for Y2K cut-over. This phase is scheduled to begin in the first quarter of 1999 and carry through the first quarter of the year 2000. Items carried through the first quarter of the year 2000 are considered non-critical and incidental to the Company's operations.
     The Company has identified three major areas as critical for successful
Y2K compliance: (1) accounting and premium processing systems, (2) terms and conditions of existing insurance contracts, and (3) third-party relationships. Y2K compliance and progress is regularly reviewed by the Company's MIS steering committee, audit committee and the board of directors.
     In accordance with Phase I of the program, the Company completed an internal review of all primary and mission-critical systems and contacted related software suppliers to determine major areas of exposure by December 1997. As an element of Phase III, in November 1998 the Company successfully completed the modification, testing and implementation of Y2K-compliant core property and casualty systems, accounts receivable, custom business processing, general ledger, accounts payable and accounting interfaces. The Company's new reinsurance system, implemented in early 1998, was already identified as Y2K compliant. Business transactions are presently being processed and premiums are being earned on in-force policies with Y2K expiration dates. Digital image processing upgrades were completed in January 1999. External business interfaces have been addressed within core systems efforts but may require additional modification for any subsequent changes implemented by external parties. These activities concluded Phase III efforts.
     As a component of Phase IV, the Company completed the development of strategies by line of business, which it feels will effectively manage Y2K related exposures and coverages. This exposure is divided into two distinct areas: business partners and insurance coverage issues for our policyholders/customers.
    In August 1998, all significant vendors and business partners were surveyed for compliance efforts and responses are being evaluated by the Company's internal audit and compliance unit for further steps and action, prior to the end of the first quarter of 1999. Of the responses received from vendors and business partners, a significant number state that they are Y2K compliant or intend to be Y2K compliant by December 31, 1999. The Company will continue to make efforts to ensure its business partners and vendors are Y2K compliant; however, the ultimate state of compliance of these providers is beyond the Company's control and could impact the Company's operations and financial results in future periods.
     The types of insurance that may be the subject of claims arising from Y2K losses include property, directors & officers liability, miscellaneous professional liability, and other casualty coverages. Although uncertainty exists with respect to the nature and intent of Y2K liability, it is anticipated that if Y2K claims are received, the majority will stem from directors & officers and miscellaneous professional liability policies, in terms of both frequency and severity. The Company has formulated a Y2K questionnaire to be completed at the time of initial policy application and renewal. Each application is individually underwritten, and responses on the Y2K questionnaire are a component of the underwriter's determination whether to offer coverage and, if so, to what extent. A Y2K exclusion is available for underwriters' use if needed. Additionally, a Y2K team of underwriters and claims personnel has been assembled to prepare for the proper handling of Y2K claims. All claims will be handled on an individual basis in accordance with policy terms and conditions.
     As an element of Phase V, the Company has system-contingency services contracted through a major third-party provider and is presently refining support related to potential Y2K issues.

In addition, the Company plans to develop a Y2K operational support plan for the millennium weekend, including on-site staff and on-call support, by the third quarter of 1999. Exposure and risk management of new or developing Y2K exposures will continue through the first quarter of 2000.

     The Company has incurred $1.2 million in expenses over the last two years to complete the core system modifications for Y2K. It required over 26,000 hours of technical staff effort and changes to systems representing
12.5 million lines of program code. It is estimated that the Company will incur an additional $300,000 of expense in 1999 to upgrade telephone systems, corporate e-mail solutions, and to ensure the necessary services are in place for contingency efforts.


                           FORWARD LOOKING STATEMENTS

Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to the Company's expectations, hopes, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by the Company. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development and the impact thereof on the Company's loss reserves, the adequacy of the Company's reinsurance programs, developments in the securities market and the impact on the Company's investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those in forward-looking statements. The Company assumes no obligation to update any such statements. You should review the various risks, uncertainties and other factors listed from time to time in the Company's Securities and Exchange Commission filings.

                                        CONSOLIDATED BALANCE SHEETS
                                                                                                 December 31,
(in thousands, except share data)                                                           1998              1997
Assets

Investments:
 Fixed maturities:
  Held-to-maturity, at amortized cost
   (fair value--$294,544 in 1998 and $296,808 in 1997)                                   $283,992         $290,034
  Trading, at fair value
   (amortized cost-- $8,157 in 1998 and $9,419 in 1997)                                     8,348            9,546
  Available-for-sale, at fair value
   (amortized cost-- $36,185 in 1998 and $33,642 in 1997)                                  36,516           34,120
 Equity securities available-for-sale, at fair value
  (cost-- $127,367 in 1998 and $118,637 in 1997)                                          296,521          251,460
 Short-term investments, at cost which approximates fair value                             51,917           18,697

    Total investments                                                                     677,294          603,857

Cash                                                                                           --               --
Accrued investment income                                                                   6,457            6,348
Premiums and reinsurance balances receivable, net of allowances for
 insolvent reinsurers of $6,669 in 1998 and $10,728 in 1997                                46,667           36,718
Ceded unearned premiums                                                                    59,780           49,677
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of
 allowances for insolvent reinsurers of $3,096 in 1998 and $5,998 in 1997                 168,261          155,711
Deferred policy acquisition costs, net                                                     22,510           21,985
Property and equipment, at cost, net of accumulated depreciation
 of $20,954 in 1998 and $20,735 in 1997                                                    12,200           12,388
Investment in unconsolidated investee                                                      13,457           13,615
Other assets                                                                                6,059           11,442

    Total assets                                                                       $1,012,685         $911,741

Liabilities and shareholders' equity

Liabilities:
 Unpaid losses and settlement expenses                                                   $415,523         $404,263
 Unearned premiums                                                                        142,023          128,543
 Reinsurance balances payable                                                              32,161           24,390
 Income taxes-- current                                                                     2,124            2,702
 Income taxes-- deferred                                                                   48,421           36,340
 Notes payable, short-term                                                                 39,644           24,901
 Other liabilities                                                                         38,830           24,050

    Total liabilities                                                                     718,726          645,189

Shareholders' equity:
 Common stock ($1 par value, authorized 50,000,000 shares,
  issued 12,790,428 shares in 1998 and 10,229,673 shares in 1997)                          12,790           10,230
 Paid-in capital                                                                           71,093           74,586
 Accumulated other comprehensive earnings net of tax                                      110,372           86,853
 Retained earnings                                                                        163,324          140,432
 Deferred compensation                                                                      3,461               --
 Unearned ESOP shares, at cost (70,400 shares)                                             (2,501)              --
 Treasury stock, at cost (2,384,736 shares in 1998 and 1,994,272 shares in 1997)          (64,580)         (45,549)

    Total shareholders' equity                                                            293,959          266,552

    Total liabilities and shareholders' equity                                         $1,012,685         $911,741

The accompanying notes are an integral part of the consolidated financial statements.

                                    CONSOLIDATED STATEMENTS OF EARNINGS
                                         AND COMPREHENSIVE EARNINGS

                                                                               Years ended December 31,
(in thousands, except per share data)                                  1998               1997               1996
Net premiums earned                                                $142,324           $141,884           $130,656
Net investment income                                                23,937             24,558             23,681
Net realized investment gains                                         1,853              2,982              1,017

                                                                    168,114            169,424            155,354

Losses and settlement expenses                                       64,728             61,251             68,261
Policy acquisition costs                                             44,281             43,140             29,556
Insurance operating expenses                                         16,526             18,742             16,442
Interest expense on debt                                              2,280              1,548              2,808
General corporate expenses                                            3,915              4,172              3,278

                                                                    131,730            128,853            120,345

Equity in earnings of unconsolidated investee                         1,337                951                231

Earnings before income taxes                                         37,721             41,522             35,240

Income tax expense (benefit):
 Current                                                             10,065             11,698              6,038
 Deferred                                                              (583)              (347)             3,506

                                                                      9,482             11,351              9,544

Net earnings                                                       $ 28,239           $ 30,171           $ 25,696

Other comprehensive earnings, net of tax                            $24,259            $37,682            $16,525
Unrealized gains on securities:
  Unrealized holding gains arising during the period                 23,519             36,244             16,274
  Less: Reclassification adjustment for gains included
   in net earnings                                                     (740)            (1,438)              (251)

Other comprehensive earnings                                         23,519             36,244             16,274

Comprehensive earnings                                               51,758             66,415             41,970

Earnings per share:
 Basic
  Net earnings per share from operations                              $2.58              $2.71              $2.54
  Realized gains, net of tax                                           0.11               0.19               0.06

  Basic net earnings per share                                        $2.69              $2.90              $2.60

  Basic comprehensive earnings per share                              $4.92              $6.38              $4.25

 Diluted
  Net earnings per share from operations                              $2.54              $2.50              $2.22
  Realized gains, net of tax                                           0.11               0.16               0.06

  Diluted net earnings per share                                      $2.65              $2.66              $2.28

  Diluted comprehensive earnings per share                            $4.87              $5.76              $3.62

Weighted average number of common shares outstanding:
 Basic                                                               10,514             10,402              9,871

 Diluted                                                             10,638             11,714             12,105

The accompanying notes are an integral part of the consolidated financial statements.

                                         CONSOLIDATED STATEMENTS OF
                                            SHAREHOLDERS' EQUITY

                                                      Accumulated
                                                         Other
                                                        Compre-                          Unearned   Treasury       Total
(in thousands,                     Common    Paid-in    hensive   Retained    Deferred     ESOP      Stock     Shareholders'
except per share data)              Stock    Capital   Earnings   Earnings  Compensation   shares   at Cost        Equity
Balance, January 1, 1996         $  8,453   $ 23,832   $ 34,335   $  95,378                         $ (3,390)   $ 158,608

Net earnings                                                         25,696                                        25,696
Other comprehensive
 earnings, net of tax                                    16,274                                                    16,274
Treasury shares reissued
 (108,825 shares)                                         1,656                                          552        2,208
Treasury shares purchased
 (145,265 shares)                                                                                     (3,041)      (3,041)
Adjustment to accounting
 for business combination
 (see note 1B)                                 6,204                 (1,571)                                        4,633
Dividends declared
 ($.44 per share)                                                    (4,339)                                       (4,339)

Balance, December 31, 1996       $  8,453   $ 31,692   $ 50,609   $ 115,164                         $ (5,879)   $ 200,039

Net earnings                                                         30,171                                        30,171
Other comprehensive
 earnings, net of tax                                    36,244                                                    36,244
Net change from conversion
 of convertible debentures          1,769     43,485                                                               45,254
Treasury shares purchased
 (1,204,625 shares)                                                                                  (39,670)     (39,670)
Shares issued from exercise
 of stock options                       8        154                                                                  162
Other capital items, including
 CatEPuts amortization                          (745)                                                                (745)
Dividends declared
 ($.47 per share)                                                    (4,903)                                       (4,903)

Balance, December 31, 1997       $ 10,230   $ 74,586   $ 86,853   $ 140,432                        $ (45,549)   $ 266,552

Net earnings                                                         28,239                                        28,239
Other comprehensive
 earnings, net of tax                                    23,519                                                    23,519
Treasury shares purchased
 (390,464 shares)                                                                                    (15,570)     (15,570)
5-for-4 stock split                 2,558     (2,574)                                                                 (16)
Adjustment to accounting for
 deferred compensation plans                                                   3,461                  (3,461)           0
Shares issued from exercise
 of stock options                       2         60                                                                   62
Other capital items, including
 CatEPuts amortization                          (979)                                                                (979)
Unearned ESOP shares
 purchased                                                                                 (2,501)                 (2,501)
Dividends declared
 ($.51 per share)                                                    (5,347)                                       (5,347)

Balance, December 31, 1998        $12,790    $71,093   $110,372    $163,324   $3,461      $(2,501)  $(64,580)    $293,959

The accompanying notes are an integral part of the consolidated financial statements.

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Years ended December 31,
(in thousands)                                                        1998                    1997                    1996
Cash Flows from Operating Activities
 Net earnings                                                      $28,239                 $30,171                 $25,696
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Provision for insolvencies                                           --                      --                   1,006
   Net realized investment losses (gains)                           (1,853)                 (2,982)                 (1,018)
   Depreciation                                                      2,070                   2,290                   2,455
   Other items, net                                                 (4,525)                   (327)                  6,379
   Change in:
    Accrued investment income                                         (109)                   (512)                     19
    Premiums and reinsurance balances receivable
     (net of direct write-offs and commutations)                    (9,949)                  7,470                   1,913
    Reinsurance balances payable                                     7,771                     691                 (14,045)
    Ceded unearned premium                                         (10,103)                  4,028                  (3,515)
    Reinsurance balances recoverable on unpaid losses              (12,550)                  2,284                  28,682
    Deferred policy acquisition costs                                 (526)                 (5,321)                   (857)
    Unpaid losses and settlement expenses                           11,260                  (1,538)                (13,185)
    Unearned premiums                                               13,480                  (1,239)                  3,768
    Income taxes:
     Current                                                          (578)                    567                   4,624
     Deferred                                                         (583)                   (347)                  3,506
   Changes in investment in unconsolidated investee:
    Undistributed earnings                                          (1,337)                   (951)                   (231)
    Dividends received                                               1,495                      --                   3,750
   Net proceeds from trading portfolio activity                      1,376                     738                      --
  Net cash provided by operating activities                         23,578                  35,022                  48,947
Cash Flows from Investing Activities
 Purchase of:
  Fixed maturities, held-to-maturity                               (29,793)                (56,645)                (29,682)
  Fixed maturities, available-for-sale                              (8,898)                 (8,890)                (11,792)
  Equity securities, available-for-sale                            (15,790)                (10,609)                (11,649)
  Short-term investments, net                                       (7,799)                     --                 (19,940)
  Property and equipment                                            (2,529)                 (2,745)                 (3,409)
  Unconsolidated investee ownership interest                            --                  (3,694)                     --
 Proceeds from sale of:
  Fixed maturities, available-for-sale                                 772                   8,386                   8,298
  Equity securities, available-for-sale                              8,207                   5,780                   2,579
  Short-term investments, net                                           --                  22,127                      --
  Property and equipment                                               646                     195                     795
 Proceeds from call or maturity of:
  Fixed maturities, held-to-maturity                                34,596                  29,083                  17,381
  Fixed maturities, available-for-sale                               5,511                   1,304                   2,860
  Net cash used in investing activities                            (15,077)                (15,708)                (44,559)
Cash Flows from Financing Activities
 Proceeds from issuance of debt                                     14,744                  24,900                      --
 Payments on debt                                                       --                      --                  (2,800)
 Fractional shares paid                                                (16)                     (1)                     --
 Shares issued under stock option plan                                  62                     162                      --
 Treasury shares reissued                                               --                      --                    ,208
 Unearned ESOP shares                                               (2,501)                     --                      --
 Treasury shares purchased                                         (15,570)                (39,670)                 (3,041)
 Cash dividends paid                                                (5,220)                 (4,705)                 (4,262)
  Net cash used in financing activities                             (8,501)                (19,314)                 (7,895)
Net decrease in cash                                                     0                       0                  (3,507)
Cash at beginning of year                                                0                       0                   3,507
Cash at end of year                                               $      0                $      0                $      0

The accompanying notes are an integral part of the consolidated financial statements.
                                      32

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

     B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of RLI Corp. and its subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years' financial statements to conform with the classifications used in 1998.

     On December 1, 1996, RLI Vision Corp., the Company's wholly-owned optical goods distributor, merged with Hester Enterprises, Inc., the manufacturer of Maui Jim sunglasses. The Company retained a 34% minority interest in the combined entity, renamed Maui Jim, Inc. The Company accounted for this merger as a non-monetary exchange of ownership interests with no gain or loss recognized.

     As a result of the merger, the Company began presenting its minority interest in Maui Jim, Inc. under the equity method of accounting beginning December 1, 1996. Additionally in 1996, for comparative purposes, the Company restated prior period financial information to present its 100% ownership in RLI Vision Corp. under the equity method. This restatement was a change in presentation only and had no impact on earnings. In January 1997, the Company paid $3.7 million for an additional 10% ownership interest in Maui Jim, Inc., bringing the Company's total minority interest in Maui Jim, Inc. to 44%.

     On May 4, 1995, RLI Vision Corp. acquired through merger Target Industries, Inc., a wholesale optical goods distributor of contact lenses, Rx spectacles, frames and sunglasses, located in Cohasset, Mass. As consideration, RLI Corp. issued 391,875 shares of its common stock. This business combination was accounted for as a pooling-of-interests. The consolidated financial statements and related financial information for periods prior to the combination were, at the time, restated to include the accounts and results of operations of Target Industries, Inc., including Target Industries, Inc. stand-alone net income for the year ended December 31, 1994, of $0.2 million.

     As a result of the aforementioned merger with Hester Enterprises, Inc., the accounting for the merger with Target Industries, Inc. as a pooling-of-interests was no longer applicable. Accordingly, the 1996 financial statements reflect an adjustment to shareholders' equity of $4.6 million to recognize the change from pooling-of-interests to purchase accounting, and a charge to earnings of $0.7 million, or $.04 per diluted share, for cumulative goodwill amortization from May 4, 1995, through November 30, 1996. Prior period financial information was not restated to reflect this change in accounting due to immateriality.

     Prior years' share and per share data have been restated to reflect the 5-for-4 stock split that occurred on June 19, 1998.

     C. SUBSEQUENT EVENT: In January 1999, RLI Insurance Company acquired Underwriters Indemnity Holdings, Inc. (UIH), located in Houston, Texas. UIH specializes in the marketing and underwriting of surety products for oil, gas, mining and other energy-related exposures.

     RLI paid $40.7 million in cash in exchange for all outstanding shares of UIH, subject to post-closing contingencies. Included in the transaction are both of UIH's operating subsidiaries, Underwriters Indemnity Company of Texas and Planet Indemnity Company of Colorado. The transaction was financed through short-term borrowings and will be accounted for under the purchase method of accounting.

     D. INVESTMENTS: In compliance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: held-to-maturity, trading, or available-for-sale.

HELD-TO-MATURITY SECURITIES

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. The Company has classified approximately 86% of its portfolio of debt securities as held-to-maturity.

TRADING SECURITIES

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. The Company has classified approximately 3% of its portfolio of debt securities as trading.

AVAILABLE-FOR-SALE SECURITIES

All other debt and equity securities not included in the above categories are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. All of the Company's equity securities and approximately 11% of debt securities are classified as available-for-sale.

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

     The Company continuously monitors the financial condition of its reinsurers. The Company's policy is to periodically charge to earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers. During 1996, the Company provided $1,006,140 for uncollectible reinsurance balances. No additional charges occurred in 1997 or 1998. The Company believes that current reserve levels for uncollectible reinsurance are sufficient to cover the related exposure.

     F. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on the Company. Based on the current assumptions used in calculating reserves, management believes that the Company's overall reserve levels at December 31, 1998, are adequate to meet its future obligations.

     G. REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on the monthly pro rata basis.

     H. POLICY ACQUISITION COSTS: The costs of acquiring insurance premiums -- principally commissions and brokerage, sales compensation, premium taxes, and other direct underwriting expenses -- net of reinsurance commissions received, are amortized over the life of the policies in order to properly match policy acquisition costs to the related premium revenue. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

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

     K. EARNINGS PER SHARE: Pursuant to disclosure requirements contained in FASB Statement 128, the following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the financial statements:


   (in thousands, except per share data)
   For the year ended December 31, 1998

                                          Income      Shares     Per Share
                                       (Numerator) (Denominator) Amount
                                       -----------  ------------ --------
   Basic EPS
   Income available to
    common shareholders                   28,239       10,514      2.69
   Incentive stock options                    --          124
   Diluted EPS
   Income available to common share-
    holders and assumed conversions       28,239       10,638      2.65


     Conversion of the Company's $46.0 million convertible debenture occurred in July 1997. See note 4 for further discussion and related disclosures.

   (in thousands, except per share data)
   For the year ended December 31, 1997

                                          Income      Shares     Per Share
                                       (Numerator) (Denominator) Amount
                                       -----------  ------------ --------

   Basic EPS
   Income available to
    common shareholders                    30,171       10,402      2.90
   Effect of dilutive securities
   Convertible debentures                   1,012        1,230
   Incentive stock options                     --           82
   Diluted EPS
   Income available to common share-
    holders and assumed conversions        31,183       11,714      2.66

   (in thousands, except per share data)
   For the year ended December 31, 1996

                                          Income      Shares     Per Share
                                       (Numerator) (Denominator) Amount
                                       -----------  ------------ --------

   Basic EPS
   Income available to
    common shareholders                    25,696       9,871       2.60
   Effect of dilutive securities
   Convertible debentures                   1,874       2,212
   Incentive stock options                     --          22
   Diluted EPS
   Income available to common share-
    holders and assumed conversions        27,570      12,105       2.28

     L. COMPREHENSIVE EARNINGS: FASB Statement No. 130, "Reporting Comprehensive Income," was adopted by the Company in 1997. The primary difference between reporting the Company's net and comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax. Traditional reporting of net earnings directly credits or charges shareholders' equity with unrealized gains/losses, rather than including them in earnings. In reporting the components of comprehensive earnings on a net basis in the income statement, the Company has used a 35% tax rate. Other comprehensive income, as shown, is net of tax expense of $12.7 million, $19.5 million, and $8.8 million, respectively, for 1998, 1997, and 1996.

     M. FAIR VALUE DISCLOSURES: The following methods were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value. Fixed maturities and equity securities are valued using quoted market prices, if available. If a quoted market price is not available, fair value is estimated using independent pricing services or quoted market prices of similar securities. Fair value disclosures for investments are included in note 2. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, accounts payable and short-term debt, their carrying amounts are reasonable estimates of fair value. Fair value of long-term debt is based on quoted market prices if available or quoted market prices of similar issues.

     N. STOCK BASED COMPENSATION: The Company grants to officers and directors stock options for a fixed number of shares with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes no compensation expense for the stock option grants. See note 8 for further discussion and related disclosures.

     O. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its financial statements. The more significant risks and uncertainties, as well as the Company's methods for mitigating, quantifying, and minimizing such, are presented below and throughout the notes to the consolidated financial statements.

CATASTROPHE EXPOSURES

The Company's past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods, and windstorms are covered by certain of the Company's property policies. The Company has a concentration of such coverages in California (61.0% of gross property premiums written during 1998). Using computer-assisted modeling techniques, the Company quantifies and monitors its exposure to catastrophic events. The Company limits its risk to such catastrophes through the purchase of reinsurance. Utilizing the above, the Company attempts to limit its net aggregate exposure to a single catastrophic event to less than 10% of shareholders' equity.

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

EXTERNAL FACTORS

The Company's insurance subsidiaries are highly regulated by the states in which they are incorporated, and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments, and regulate rates insurers may charge for various products. The Company is also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. The Company generally accrues the full amount of the assessment upon notification.

     The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The Company continuously monitors its subsidiaries' internal capital requirements and the NAIC's RBC developments. The Company has determined that its capital levels are well in excess of the minimum capital requirements for all RBC action levels, and that its capital levels are sufficient to support the level of risk inherent in its operations.

2. INVESTMENTS

A summary of net investment income is as follows:

   Investment Income (in thousands)        1998      1997     1996
   Interest on fixed maturities        $ 19,479  $ 19,659  $18,862
   Dividends on equity securities         6,718     6,361    5,715
   Interest on short-term investments     1,296     1,531    1,573
   Gross investment income               27,493    27,551   26,150
   Less investment expenses               3,556     2,993    2,469
   Net investment income                $23,937   $24,558  $23,681

     Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

   Realized/unrealized gains (in thousands)         1998      1997      1996
   Net realized investment gains (losses)
    Fixed maturities
     Held-to-maturity                            $    34   $    27   $    11
     Trading                                         179       117        --
     Available-for-sale                               (9)      175        24
    Equity securities                              1,148     2,037       361
    Other                                            501       626       621
                                                   1,853     2,982     1,017
   Net changes in unrealized gains
    (losses) on investments
    Fixed maturities
     Held-to-maturity                              3,779     4,030    (6,577)
     Available-for-sale                             (147)      100      (751)
    Equity securities                             36,330    55,660    25,785
                                                  39,962    59,790    18,457
   Net realized investment gains and
    changes in unrealized gains
    (losses) on investments                      $41,815   $62,772   $19,474

     Following is a summary of the disposition of fixed maturities for the years ended December 31, with separate presentations for sales and calls/maturities.

   Sales

                               Proceeds       Gross Realized     Net Realized
   (in thousands)              From Sales    Gains     Losses    Gain (Loss)
   1998
    Available-for-sale                772       --         --              --
    Trading                         9,358      131        (17)            114
   1997
    Available-for-sale              8,386      259        (84)            175
    Trading                         4,354       16        (25)             (9)
   1996
    Available-for-sale              8,298       84        (59)             25

   Calls/Maturities

                               Proceeds       Gross Realized     Net Realized
   (in thousands)              From Sales    Gains     Losses    Gain (Loss)
   1998
    Held-to-maturity               34,596       46        (12)             34
    Available-for-sale              5,511        1        (10)             (9)
    Trading                            70       --         --              --
   1997
    Held-to-maturity               29,083       48        (20)             28
    Available-for-sale              1,304       --         --              --
    Trading                            55       --         --              --
   1996
    Held-to-maturity               17,381       11         (1)             10
    Available-for-sale              2,860       --         (1)             (1)

    The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 1998 and 1997.

                                        Amortized     Estimated         Gross Unrealized
(in thousands)                          Cost          Fair Value       Gains        Losses
1998
Held-to-maturity
 U.S. governments                      $  124,419      $ 128,814   $   4,395           --
 States, political subdi-
  visions & revenues                      159,573        165,730       6,173          (16)
Total held-to-maturity                 $  283,992      $ 294,544   $  10,568     $    (16)
Trading
 U.S. governments                      $    3,652      $   3,726   $      80     $     (6)
 Corporate                                  4,103          4,216         113           --
 States, political subdi-
  visions & revenues                          402            406           4           --
Total trading                          $    8,157      $   8,348   $     197     $     (6)
Available-for-sale
 U.S. governments                      $   15,177      $  15,528   $     351           --
 Corporate                                  9,150          8,893         255         (512)
 States, political subdi-
  visions & revenues                       11,858         12,095         241           (4)
Fixed maturities                           36,185         36,516         847         (516)
Equity securities                         127,367        296,521     170,357       (1,203)
Total available-for-sale               $  163,552      $ 333,037   $ 171,204     $ (1,719)
Total                                  $  455,701      $ 635,929   $ 181,969     $ (1,741)

                                        Amortized     Estimated         Gross Unrealized
(in thousands)                          Cost          Fair Value       Gains        Losses
1997
Held-to-maturity
 U.S. governments                      $  153,767      $ 156,388   $   2,963     $   (342)
 States, political subdi-
  visions & revenues                      136,267        140,420       4,167          (14)
Total held-to-maturity                 $  290,034      $ 296,808   $   7,130     $   (356)
Trading
 U.S. governments                      $    3,655      $   3,713   $      61     $     (3)
 Foreign governments                          441            448           7           --
 Corporate                                  4,919          4,978          59           --
 States, political subdi-
  visions & revenues                          404            407           3           --
Total trading                          $    9,419      $   9,546   $     130     $     (3)
Available-for-sale
 U.S. governments                      $   20,248      $  20,465   $     299     $    (82)
 Corporate                                  6,342          6,473         308         (177)
 States, political subdi-
  visions & revenues                        7,052          7,182         137           (7)
Fixed maturities                           33,642         34,120         744         (266)
Equity securities                         118,637        251,460     133,273         (450)
Total available-for-sale               $  152,279      $ 285,580   $ 134,017     $   (716)
Total                                  $  451,732      $ 591,934   $ 141,277     $ (1,075)

     The amortized cost and estimated fair value of fixed-maturity securities at December 31, 1998, by contractual maturity, are shown as follows.

                                                Amortized    Estimated
(in thousands)                                     Cost      Fair Value
Held-to-maturity
 Due in one year or less                        $  26,479     $  26,921
 Due after one year through five years             94,322        97,537
 Due after five years through ten years            99,686       104,227
 Due after ten years                               63,505        65,859
                                                $ 283,992     $ 294,544
Trading
 Due in one year or less                        $     201     $     203
 Due after one year through five years              5,666         5,748
 Due after five years through ten years             2,290         2,397
 Due after ten years                                   --            --
                                                $   8,157     $   8,348
Available-for-sale
 Due in one year or less                        $   6,004     $   6,105
 Due after one year through five years             20,781        21,221
 Due after five years through ten years             6,310         6,028
 Due after ten years                                3,090         3,162
                                                $  36,185     $  36,516


     Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.

     At December 31, 1998, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $110.4 million. This amount was net of deferred taxes of $59.1 million. At December 31, 1997, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $86.9 million. This amount is net of deferred taxes of $46.4 million.

     The Company is party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. As of December 31, 1998 and 1997, fixed maturities with a fair value of $25.1 million and $91.1 million, respectively, were loaned. Agreements with custodian banks facilitating such lending generally require 102% of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to FASB Statements 125 and 127, an invested asset and a corresponding liability have been recognized for this collateral amount. To further minimize the credit risks related to this lending program, the Company monitors the financial condition of counter parties to these agreements.

     As required by law, certain fixed maturities and short-term investments amounting to $13.8 million at December 31, 1998, were on deposit with either regulatory authorities or banks.

Additionally, the Company has certain fixed maturities held in trust amounting to $8.3 million at December 31, 1998. These funds cover net premiums, losses, and expenses related to a property and casualty insurance program.

     The Company does not invest in derivative securities or collateralized mortgage obligations (CMOs).

3. POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:


   (in thousands)                                 1998         1997        1996
   Deferred policy acquisition costs,
    beginning of year                          $21,985      $16,664    $ 15,807
   Deferred:
    Direct commissions                          55,035       57,034      46,740
    Premium taxes                                4,489        4,382       4,034
    Other direct underwriting expenses          20,335       16,340      14,194
    Ceding commissions                         (33,644)     (27,812)    (31,055)
   Net deferred                                 46,215       49,944      33,913
   Amortized                                    45,690       44,623      33,056
   Deferred policy acquisition costs,
    end of year                                $22,510      $21,985    $ 16,664
   Policy acquisition costs:
    Amortized to expense                        45,690       44,623      33,056
   Period costs:
    Ceding commission - contingent              (6,604)      (4,400)     (5,275)
    Other                                        5,195        2,917       1,775
   Total policy acquisition costs              $44,281      $43,140    $ 29,556

4. DEBT

On July 28, 1993, the Company issued $46.0 million of 6.0% convertible debentures that were to mature July 15, 2003, and pay interest semi-annually. The Company received $45.1 million in net proceeds from the issue ($46.0 million principal less $0.9 million of underwriting costs incurred) of which $30.5 million was contributed to the insurance subsidiaries to increase underwriting capacity and facilitate expansion of their business. The balance was retained for general corporate purposes, including debt service and the payment of dividends. All convertible debentures, unless previously redeemed, were convertible at the option of the holder at any time before maturity into RLI Corp. common stock at an adjusted conversion price of $20.80 per share. The Company retained the option to redeem the convertible debentures, in whole or in part, on or after July 15, 1997, at specified redemption prices, plus accrued interest to redemption date. On June 20, 1997, the Company announced that it was calling for redemption all convertible debentures. The entire issue was to be redeemed for cash on July 22, 1997, at 103% of its principal amount, plus accrued interest. Holders of the debenture had the option to convert, at any time prior to the close of business on July 21, 1997, the debentures at an exchange rate of 48.0769 shares of RLI common stock for each $1,000 principal amount of convertible debt. On July 22, 1997, the entire $46.0 million was converted into RLI common stock. This conversion created an additional 2,211,499 new shares of RLI common stock.

     During the first quarter of 1996, the Company paid off its short-term borrowings of $2.8 million, using excess funds from operations.

     During 1997 and 1998, the Company utilized its short-term credit facilities and engaged in three reverse repurchase transactions to partially fund the Company's common stock repurchase program.

     Interest paid on outstanding debt for 1998, 1997, and 1996 amounted to $2.3 million, $2.8 million, and $2.8 million, respectively.

     The Company maintains a $30.0 million secured, revolving line of credit from one financial institution. As of December 31, 1998, the Company had $19.6 million in outstanding short-term borrowings. Additionally, the Company was party to three reverse repurchase transactions totaling $20.0 million.

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

     In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing program with Centre Reinsurance (Centre Re). The program, called Catastrophe Equity Puts (CatEPuts), augments the Company's traditional reinsurance by integrating its loss financing needs with a pre-negotiated sale of securities linked to exchange-traded shares. CatEPuts allows the Company to put up to $50.0 million of its convertible preferred shares to Centre Re at a pre-negotiated rate in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. CatEPuts is a three-year program and is designed to enable the Company to continue operating after a loss of such magnitude that its reinsurance capacity is exhausted. If the Company exercises its option to put preferred shares to Centre Re, then Centre Re, in turn, has the option to reinsure certain business written by the Company on a prospective basis. This agreement is scheduled for renewal in October 1999.


     Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:


(in thousands)                              1998         1997         1996
Written
Direct                                 $ 288,135   $  265,850    $ 276,707
Reinsurance assumed                        2,938       12,993           94
Reinsurance ceded                       (145,372)    (134,170)    (144,444)
Net                                    $ 145,701   $  144,673    $ 132,357

Earned
Direct                                 $ 274,996   $  268,569    $ 271,552
Reinsurance assumed                        2,597       11,513           33
Reinsurance ceded                       (135,269)    (138,198)    (140,929)
Net                                    $ 142,324   $  141,884    $ 130,656

Losses and settlement
 expenses incurred
Direct                                 $ 112,325   $   96,379    $ 109,528
Reinsurance assumed                        6,887        5,960           10
Reinsurance ceded                        (54,484)     (41,088)     (41,277)
Net                                    $  64,728   $   61,251    $  68,261

     At December 31, 1998, the Company had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses with American Re-Insurance Company (rated A+ "Superior" by A.M. Best Company) that amounted to $80.4 million. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 10% of shareholders' equity.

6. UNPAID LOSSES AND SETTLEMENT EXPENSES

The following table reconciles the Company's liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 1998. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years' estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).

(in thousands)                              1998         1997         1996
   Unpaid losses and LAE
    at beginning of year:
    Gross                              $404,263    $ 405,801     $418,986
    Ceded                              (155,711)    (157,995)    (186,678)
     Net                                248,552      247,806      232,308
   Increase (decrease) in incurred
    losses and LAE:
    Current accident year                68,131       61,771       69,724
    Prior accident years                 (3,403)        (520)      (1,463)
     Total incurred                      64,728       61,251       68,261
   Loss and LAE payments for
    claims incurred:
    Current accident year               (14,762)     (11,284)     (11,026)
    Prior accident years                (54,927)     (49,023)     (41,143)
     Total paid                         (69,689)     (60,307)     (52,169)
   Insolvent reinsurer charge off         7,911         (627)         607
   Loss reserves commuted                (4,240)         429       (1,201)
   Net unpaid losses and LAE
    at end of year                     $247,262    $ 248,552     $247,806
   Unpaid losses and LAE
    at end of year:
    Gross                               415,523      404,263      405,801
    Ceded                              (168,261)    (155,711)    (157,995)
     Net                               $247,262    $ 248,552     $247,806

     During the three years, overall development on prior accident-year loss and settlement expense reserves was insignificant to operating results and recorded loss and settlement expense reserves.

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


     The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) for the periods ended 1998, 1997 and 1996:


                                                 Inception-to-date December 31,
   (In thousands)                                  1998        1997        1996
   Loss and LAE payments for
    claims incurred
    Gross                                        $14,690    $ 11,570     $ 8,267
    Ceded                                         (9,140)     (7,646)     (5,761)
     Net                                         $ 5,550    $  3,924     $ 2,506
   Unpaid losses and LAE at end of year
    Gross                                        $12,360    $ 14,880     $17,596
    Ceded                                         (5,876)     (8,842)    (11,150)
     Net                                         $ 6,485    $  6,038     $ 6,446

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

   (In thousands)                                  1998        1997        1996
Deferred tax assets:
 Tax discounting of claim reserves             $  15,388   $  14,775   $  12,875
 Unearned premium offset                           5,757       5,521       5,326
 Other, net                                        2,551       3,016         492
                                                  23,696      23,312      18,693
 Less valuation allowance                           (300)       (300)       (300)
 Total deferred tax assets                     $  23,396   $  23,012   $  18,393

Deferred tax liabilities:
 Net unrealized appreciation
  of securities                                $  59,113   $  46,448   $  26,932
 Deferred policy acquisition costs                 7,879       7,695       5,832
 Books/tax depreciation                            1,328       1,606       1,350
 Other, net                                        3,497       3,603       1,450
  Total deferred tax liabilities                  71,817      59,352      35,564
  Net deferred tax asset (liability)           $ (48,421)  $ (36,340)  $ (17,171)

     Management feels it is more likely than not that a portion of the Company's deferred tax assets will not be realized. Therefore, an allowance has been established for certain deferred tax assets that have an indefinite reversal pattern. Management also believes the Company's remaining deferred tax assets will be fully realized through deductions against future taxable income.

     Income tax expense attributable to income from operations for the years ended December 31, 1998, 1997, and 1996 differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as demonstrated in the following table.

   (In thousands)                                  1998        1997        1996
   Provision for income taxes at
    the statutory federal tax rates            $ 13,202    $ 14,533    $ 12,334
   Increase (reduction) in taxes
    resulting from:
    Dividends received deduction                 (1,409)     (1,322)     (1,216)
    Dividends paid deduction                       (231)       (236)       (258)
    Tax exempt interest income                   (2,271)     (1,876)     (1,567)
    State income tax provision                      170         160         132
    Other items, net                                 21          92         119
                                               $  9,482    $ 11,351    $  9,544


     The Company has recorded its deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, the Company's taxable income will be taxed at an effective rate of 35%.

     Net federal and state income taxes paid in 1998, 1997, and 1996 amounted to $10.6 million, $11.1 million, and $1.4 million, respectively.

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

8. EMPLOYEE BENEFITS

PENSION PLAN

The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting age and service requirements. The plan provides a benefit based on a participant's service and the highest five consecutive years' average compensation out of the last 10 years. The Company funds pension costs as accrued, except that in no case will the Company contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974 or more than the maximum tax deductible contribution for the year. The plan reached the full funding limitation in 1986 and remained fully funded through 1993. During 1998, 1997, and 1996, the Company made the maximum tax deductible contribution allowed, totaling $422,489, $453,146, and $413,977, respectively, to adequately meet the funding requirements of the plan.

     The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

     The financial status of the plan for each of the three years ended December 31 is illustrated in the following tables:

                                            For the year ended December 31,
                                           1998           1997          1996
   Components of pension cost
    Service cost                       $  530,886    $   414,301    $  419,349
    Interest cost                         336,573        291,324       270,965
    Expected return on
     plan assets                         (427,320)      (354,166)     (320,036)
    Recognized prior
     service cost                           3,051          3,051         3,051
    Recognized net loss                        --          1,353        14,608
    Amortization of transition
     (asset) obligation                   (32,566)       (32,566)      (32,566)
   Pension cost                        $  410,624    $   323,297    $  355,371
   Accumulated benefit
    obligation                         $3,854,111    $ 3,222,460    $3,096,953


                                            For the year ended December 31,
                                           1998           1997          1996
   Change in plan assets
    Fair value of plan assets
     at January 1                      $4,157,321    $ 3,328,525    $3,253,386
    Actual return on plan assets          600,966        852,855       403,266
    Employer contribution                 422,489        453,146       413,977
    Benefit payments                     (463,901)      (477,205)     (742,104)
   Fair value of plan assets
    at December 31                     $4,716,875    $ 4,157,321    $3,328,525
   Change in projected
    benefit obligation
    Projected benefit obligation
     at January 1                      $4,416,028    $ 4,039,460    $3,835,535
    Service cost                          530,886        414,301       419,349
    Interest cost                         336,573        291,324       270,965
    Actuarial losses                      518,388        148,148       255,715
    Benefit payments                     (463,901)      (477,205)     (742,104)
   Projected benefit obligation
    at December 31                     $5,337,974    $ 4,416,028    $4,039,460
    Funded status                      $ (621,099)   $  (258,707)   $ (710,935)
    Unrecognized net loss                 458,391        113,649       465,543
    Unamortized prior
     service cost                           3,214          6,265         9,316
    Unrecognized transition
     (asset) obligation                  (169,347)      (201,913)     (234,479)
   (Accrued) prepaid at
    December 31                        $ (328,841)   $  (340,706)   $ (470,555)
   Amounts recognized in the
    statement of financial
    position consist of:
    Accrued benefit liability          $(328,841)    $  (340,706)   $ (470,555)
    Net amount recognized              $(328,841)    $  (340,706)   $ (470,555)
    Rates
    Discount rate                           7.00%           7.25%         7.50%
    Compensation increase                   6.00%           6.00%         6.00%
    Expected return on
     plan assets                           10.00%          10.00%        10.00%

     At December 31, 1998, plan assets at fair value are comprised of approximately 95% equity securities and 5% invested cash.

EMPLOYEE STOCK OWNERSHIP  AND BONUS AND INCENTIVE PLANS

The Company has both an Employee Stock Ownership Plan (ESOP) and an officer performance incentive plan. In 1996, the Company adopted a new approach for evaluating the funding of these plans. Called the Market Value Potential (MVP) plan, the new program is designed to ensure that the interests of the Company's associates correspond with those of our shareholders. Beginning in 1997, the Company established an additional provision allowing for employee bonus participation.

     MVP requires that the Company generate a return on equity in excess of its cost of capital before either the funding of the ESOP or the payment of associate bonuses. Under MVP, funds in excess of the cost of capital are first designated to fund the Company's ESOP up to the maximum allowable contribution of 15% of eligible wages. MVP in excess of the ESOP funding is then shared by the associates.

     Associates can receive a maximum of 1% of the excess on an after-tax basis, while officers can receive a maximum of approximately 8% of the excess on an after-tax basis. All remaining funds are reinvested in the Company for the benefit of the shareholders. MVP further limits the officer payout in a given year to 50% (60% prior to 1998) of the combination of bonuses earned in the previous fiscal year plus any unpaid balance carried forward from prior years. The remaining balance is at risk and is retained by the Company. This amount is posted to a participant's "bank account" and is subject to achieving the MVP target return in the succeeding fiscal year.


     The following table illustrates the amount earned, the percentage of MVP earned, and the subsequent amount paid for each year:

   (In thousands)                                  1998        1997        1996
   Earned (current year)
    Executives                                 $  2,960    $  5,390    $  2,810
    Percent of MVP                                 7.70%       7.91%       7.07%
    Employees                                  $    388    $    689          --
    Percent of MVP                                 1.00%       1.00%
   Paid (subsequent year)
    Executives                                 $  2,127    $  3,858    $  1,686
    Employees                                  $    388    $    689          --

     In addition to the executive amount paid in 1998, an additional $547,000 was deferred towards Company stock plans as discussed below.

     The Company's ESOP covers substantially all employees meeting eligibility requirements. ESOP contributions are determined annually by the Company's board of directors, subject to the achievement of MVP targets, and are expensed in the year earned. During 1998, the Company leveraged the ESOP and purchased a total of 70,400 shares at an average price of $35.58 per share ($2.5 million) in the third quarter in advance of the actual contribution to the plan. These purchases were internally financed with the Company and resulted in ESOP-related expense of $2.9 million for the year compared to $2.6 million in 1997 and $2.8 million in 1996. At its December 1998 meeting, the board approved a contribution subject to a favorable MVP result. Contributions were authorized in 1997 and 1996, as well.

     During 1998, the ESOP purchased 61,802 shares on the open market at an average price of $38.54 ($2.4 million) During 1997, the ESOP purchased 79,801 shares of the Company's common stock on the open market at an average price of $26.62 ($2.1 million). During 1996, the ESOP purchased 95,625 shares of the Company's treasury stock at an average price of $20.30 ($1.9 million). In 1997 and 1996, shares held by the ESOP were treated as outstanding in computing the Company's earnings per share. At December 31, 1998, unearned leveraged shares were not considered outstanding for calculating earnings per share. Dividends on earned ESOP shares are passed through to the participants.

DEFERRED COMPENSATION

The Company maintains a Rabbi Trust for deferred compensation plans for directors, key employees and executive officers through which company shares are purchased. During 1998, the Emerging Issues Task Force reached its consensus on issue 97-14 relative to Rabbi Trusts. This prescribed an accounting treatment where the employer stock in the plan is classified and accounted for in equity, in a manner consistent with the accounting for treasury stock. This increased the Company's treasury stock by $3.5 million in 1998. The deferred compensation obligation is classified as an equity instrument. This treatment was applied prospectively by the Company in 1998.

     The expense associated with funding these plans is recognized through salary, bonus, and ESOP expenses for key employees and executive officers as disclosed in prior notes. The expense recognized from the directors deferred plan was $175,900, $158,600, and $139,075 in 1998, 1997 and 1996, respectively.
In 1998, the Rabbi Trusts purchased 15,521 shares of the Company's common stock on the open market at an average price of $37.20 ($577,409). In 1997, the Rabbi Trusts purchased 9,679 shares of the Company's common stock on the open market at an average price of $31.62 ($306,027). In 1996, the Rabbi Trusts purchased 13,200 shares of the Company's treasury stock, at an average price of $20.18 ($266,339) and 5,375 shares of the Company's common stock on the open market at an average price of $25.70 ($138,138). At December 31, 1998, the Trusts' assets were valued at $5.9 million.

STOCK OPTION PLAN

During 1995, the Company adopted and the shareholders approved a tax-favored incentive stock option plan (the Incentive Plan). During 1997, the shareholders approved the Outside Directors' Stock Option Plan (the Directors' Plan). The Company accounts for the plan in accordance with APB Opinion No. 25, under which no compensation cost has been recognized.

     Had compensation cost for the plan been determined consistent with FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

   (in thousands, except per share data)           1998        1997        1996
   Net income: As reported                     $ 28,239    $ 30,171    $ 25,696
               Pro forma                         27,592      29,789      25,462
   Diluted EPS:As reported                     $   2.65    $   2.66    $   2.28
               Pro forma                       $   2.59        2.63        2.26


     These pro forma amounts may not be representative of the effects of FASB Statement No. 123 on pro forma net income for future years because options vest over several years and additional awards may be granted in the future.

     Under the Incentive Plan, an officer may be granted an option to purchase shares at 100% of the grant date fair market value (110% if the optionee and affiliates own 10% or more of the shares), payable as determined by the Company's board of directors. An option may be granted only during the 10-year period ending in May 2005. An optionee must exercise an option within 10 years (five years if the optionee and affiliates own 10% or more of the shares) from the grant date. Full vesting of options granted occurs at the end of five years.

     Under the Directors' Plan, shares granted do not qualify as tax-favored incentive stock options. Directors may be granted non-qualified options to purchase shares at 100% of the grant date fair market value. An optionee must exercise an option within 10 years from the grant date. Full vesting occurs at the end of three years, except in the case of death, disability, or termination of Director status, at which time all options become fully vested and exercisable.

     Additionally, subject to the Directors' Plan's approval by shareholders, the Directors' Plan included a grant of 30,000 shares (3,750 per Director) effective on May 2, 1996. Shareholder approval occurred at the May 1997 shareholder meeting. As a result, 1996 plan data, as provided, has been restated to include the impact of this grant.

     The Company may grant options for up to 1,562,500 shares under the Incentive Plan and 250,000 shares under the Directors' Plan. Through December 31, 1998, the Company has granted 425,351 options under these plans. Under both plans, the option exercise price equals the stock's fair market value on the date of grant.

     A summary of the status of the plans at December 31, 1998, 1997 and 1996, and changes during the years then ended are presented in the following table and narrative:


                                      1998                  1997                  1996
                                    Weighted-             Weighted-             Weighted-
                                     Average               Average               Average
                               Number    Exercise     Number     Exercise    Number     Exercise
                             of Shares    Price      of Shares    Price     of Shares     Price
   Outstanding
    at beginning
    of year                   277,347     $21.15      181,626    $17.72       82,032      $16.48
   Granted                    134,252      42.06      104,500     26.87      104,563       18.63
   Exercised                    3,231      18.77        8,779     18.38           --          --
   Forfeited                   23,294      32.22           --        --        4,969       16.48
   Outstanding at
    end of year               385,074      27.78      277,347     21.14      181,626       17.72
   Exercisable at
    end of year               112,652      19.46       50,413     17.45       15,688       16.48
   Weighted-avg.
    fair value of
    options
    granted
    during year                           $12.49                 $ 8.78                   $ 6.25

     The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.66%, 6.64% and 6.82%; expected dividend yields of 2.87%, 3.10% and 3.15%; expected lives of 10 years; and expected volatility of 23.79%, 26.30% and 27.35%.


     Information on the range of exercise prices for options outstanding as of December 31, 1998, is as follows:


                           Options Outstanding              Options Exercisable
                                         Weighted-
                                          Average       Weighted-              Weighted-
                         Outstanding     Remaining       Average   Exercisable  Average
     Range of                as of      Contractual     Exercise     as of      Exercise
  Exercise Price           12/31/98        Life           Price     12/31/98     Price
  $ 0.00 - $16.88           69,595          6.1          $16.48      42,840      $16.48
  $16.89 - $21.10           90,926          7.2          $18.36      45,462      $18.35
  $21.11 - $37.98          102,801          8.3          $26.88      24,350      $26.79
  $37.99 - $42.20          121,752          9.3          $42.04          --          --
                           385,074          8.0          $27.78     112,652      $19.46

POST-RETIREMENT BENEFITS OTHER THAN PENSION

The Company does not provide post-retirement or post-employment benefits to employees and therefore does not have any liability under FASB Statement No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" or FASB Statement No. 112, "Employers' Accounting for Post-employment Benefits."

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


                                                 Year ended December 31,
   Net Income (Loss) (in thousands)             1998         1997         1996
   Consolidated net income (loss),
    statutory basis                           $29,404      $26,897      $29,486
   Proposition 103 liability                       --           --        2,500
   Deferred policy acquisition costs              526        5,321          857
   Deferred income
    tax benefit (expense)                         583          347       (3,506)
   Net income of non-insurance operations,
    interest expense on debt and
    general corporate expense                  (1,859)      (2,328)      (3,605)
   Other                                         (415)         (66)         (36)
   As reported in accompanying
    financial statements                      $28,239      $30,171      $25,696


                                                          December 31,
   Shareholders' Equity (in thousands)                1998            1997
   Consolidated surplus, statutory basis           $314,484        $265,526
   Deferred policy acquisition costs                 22,510          21,985
   Non-admitted assets                                3,399           2,738
   Subsidiary ownership in RLI Corp.                 (9,894)        (11,412)
   Deferred tax liability                           (48,421)        (36,340)
   Statutory liability for reinsurance                  525             881
   Equity of non-insurance companies                 10,504          22,427
   Other                                                852             747
   As reported in accompanying
    financial statements                           $293,959        $266,552

     Dividend payments to the Company from its principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior notice or approval of the regulatory authorities of Illinois and California. The maximum dividend distribution is limited by Illinois and California law to the greater of: 10% of RLI Insurance Company's policyholder surplus as of December 31 of the preceding year, or the net income of RLI Insurance Company for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 1999 without prior notice or approval amounts to $31.4 million -- 10% of RLI Insurance Company's 1998 policyholder surplus. The actual amount paid to the Company during 1998 was $11.8 million.

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

     In November 1988, California voters approved Proposition 103, which requires insurance rates for certain lines of business to be rolled back 20% from the rates in effect in November 1987. During 1996, the Company reached a settlement with the California Department of Insurance resolving its total liability for refunds and interest under Proposition 103. The settlement required the Company to pay $3.0 million in refunds and interest. In the second quarter of 1996, the Company recorded a pretax charge of $0.5 million to record the difference between the actual settlement and the amount previously accrued. During 1998 and 1997, the Company issued refund checks to policyholders. As of December 31, 1998, there was no liability and all remaining funds have been remitted to the state of California.

     The Company leases regional office facilities and automobiles under operating leases expiring in various years through 2003. Minimum future rental payments under noncancellable operating leases are as follows:

   1999                                  $1,359,072
   2000                                   1,149,961
   2001                                   1,044,436
   2002                                     692,817
   2003                                     229,251
   Total minimum future rental payments  $4,475,537

11. INDUSTRY SEGMENT INFORMATION

The following table summarizes the Company's segment data as specified by FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by Company management.

     The segments of the property/casualty operations of the Company include property, casualty and surety. The property segment is comprised of insurance products providing physical damage coverage for commercial risks. These risks are exposed to a variety of perils including earthquakes, fires and hurricanes. Losses are developed in a relatively short period of time. The casualty segment includes liability products where loss and related settlement expenses must be estimated, as the ultimate disposition of claims may take several years to fully develop. Policy coverage is more significantly impacted by evolving legislation and court decisions. The surety segment offers a selection of small- and medium-sized commercial products related to the statutory requirement for bonds on construction projects. The results of this segment are characterized by relatively low loss ratios. However, expense ratios tend to be higher due to the high volume of transactions at lower premium levels. The investment income segment is the by-product of the interest and dividend income streams from the Company's investments in fixed income and equity securities. Interest and general corporate expenses include the cost of debt and other director and shareholder relation costs incurred for the benefit of the corporation, but not attributable to the operations of other segments. Investee earnings represent the Company's share in Maui Jim, Inc. earnings. The Company owns approximately 44% of the unconsolidated investee, which operates in sunglass and optical goods industries.

     The following table provides data on each of the Company's segments as used by company management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures, the related assets are not allocated for management use and, therefore, are not included in this schedule.


                                                                                                   Depreciation
  (in thousands)                      Net Earnings                    Revenues                   and Amortization
                                 1998      1997      1996      1998      1997      1996      1998      1997      1996
  Property                     $19,800   $21,410  $ 18,831  $ 52,281  $ 62,028  $ 48,182    $1,048    $ 927      $739
  Casualty                      (2,292)   (3,185)   (2,028)   71,736    68,365    78,068       993      904     1,427
  Surety                          (719)      526      (406)   18,307    11,491     4,406       280      169       113
  Net investment income         23,937    24,558    23,681    23,937    24,558    23,681        81       91        69
  Realized gains                 1,853     2,982     1,017     1,853     2,982     1,018
  General corporate
   and interest on debt         (6,195)   (5,720)   (6,086)                                    113       99       831
  Equity in earnings of
   unconsolidated investee       1,337       951       231
  Total segment earnings
   before income taxes          37,721    41,522    35,240
  Income taxes                   9,482    11,351     9,544
  Total                        $28,239   $30,171   $25,696  $168,114  $169,424  $155,355    $2,515   $2,190    $3,179

12. UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:

   (in thousands, except per share data)        First      Second       Third     Fourth       Year
   1998
   Net premiums earned                        $34,915     $35,085     $35,951    $36,373    $142,324
   Net investment income                        5,945       5,741       6,180      6,071      23,937
   Net realized investment gains                  573          66          32      1,182       1,853
   Earnings before income taxes                 9,422      10,393       7,137     10,769      37,721
   Net earnings                                 6,976       7,625       5,578      8,060      28,239
   Basic earnings per share(1)                  $0.66       $0.72       $0.53      $0.78       $2.69
   Basic operating earnings per share(1)(2)     $0.62       $0.72       $0.53      $0.71       $2.58
   Diluted earnings per share(1)                $0.65       $0.71       $0.53      $0.77       $2.65
   Diluted operating earnings per share(1)(2)   $0.62       $0.71       $0.53      $0.70       $2.54

   1997
   Net premiums earned                        $33,066     $35,974     $35,895    $36,949    $141,884
   Net investment income                        6,022       5,999       6,247      6,290      24,558
   Net realized investment gains                  560       1,734         545        143       2,982
   Earnings before income taxes                 8,870      11,005      10,850     10,797      41,522
   Net earnings                                 6,557       7,982       7,898      7,734      30,171
   Basic earnings per share(1)                  $0.68       $0.84       $0.71      $0.69       $2.90
   Basic operating earnings per share(1)(2)     $0.64       $0.72       $0.67      $0.68       $2.71
   Diluted earnings per share(1)                $0.59       $0.72       $0.68      $0.68       $2.66
   Diluted operating earnings per share(1)(2)   $0.56       $0.62       $0.65      $0.67       $2.50

   (1)Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, and due to the exclusion of the antidilutive effects as discussed in note 1K, quarterly earnings per share may not total to annual earnings per share.
   (2)Operating earnings per share is calculated by reducing net earnings by the after-tax impact of net realized investment gains.

REPORT OF INDEPENDENT AUDITORS
THE BOARD OF DIRECTORS AND SHAREHOLDERS

RLI Corp.

     We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.






January 14, 1999

KPMG
Certified Public Accountants
303 East Wacker Drive
Chicago, Illinois 60601

STATEMENT OF FINANCIAL REPORTING RESPONSIBILITY

     The management of RLI Corp. and Subsidiaries is responsible for the preparation and for the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's estimates and judgments.
     The accompanying financial statements have been audited by KPMG LLP (KPMG), independent certified public accountants, selected by the audit committee and approved by the shareholders. Management has made available to KPMG all the Company's financial records and related data, including minutes of directors' meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.
     Management has established and maintains a system of internal controls throughout its operations that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. Certain aspects of these systems and controls are tested periodically by the Company's internal auditor. As part of its audit of the financial statements, which is performed in accordance with generally accepted auditing standards, KPMG considers certain aspects of the system of internal controls to the extent necessary to form an opinion on the financial statements and not to provide assurance on the system of internal controls. Management considers the recommendations of its internal auditor and independent public accountants concerning the Company's internal controls and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 1998, the Company's system of internal controls was adequate to accomplish the objectives described herein.
     The audit committee is comprised solely of four non-employee directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. It also recommends to the board of directors the firm of independent public accountants to be engaged to audit the annual consolidated financial statements, and it meets regularly with those independent public accountants and with management, both separately and together. The independent public accountants and the internal auditor have ready access to the audit committee.





Gerald D. Stephens, CPCU
President, RLI Corp.




Joseph E. Dondanville, CPA
Vice President, Chief Financial Officer, RLI Corp.

GLOSSARY

     CAPACITY -- The amount of insurance that a company can write on a single risk.
     CATEPUTS-SM- -- An innovative financing arrangement that provides for the issuance of the company's convertible preferred shares at a pre-negotiated rate to restore surplus to a sufficient level and to continue writing business in the event of a catastrophic loss.
     CEDE -- To buy or effect reinsurance.
     COMBINED RATIO -- A measurement commonly used to express underwriting profit (less than 100) or loss (more than 100). It is a combination of the expense ratio and the loss ratio.
     COMMERCIAL PROPERTY INSURANCE -- Coverage for commercial or business entities for financial loss from damage to real and personal property, and interruption of the business resulting from such damage.
     COMPREHENSIVE EARNINGS -- As defined at RLI, this equates to the sum of net after-tax earnings and net after-tax unrealized gains (losses) on investments.
     COMPREHENSIVE GENERAL LIABILITY INSURANCE -- Liability coverage for all premises and operations, other than personal, for all general liability hazards, unless excluded.
     CONSOLIDATED REVENUE -- As defined at RLI, consists of net premiums earned, net investment income and realized gains (losses).
     CONTRACT BOND -- A guarantee of the faithful performance of a construction contract and the payment of all related labor and material bills.
     DIFFERENCE IN CONDITIONS (DIC) INSURANCE --Coverage for property causes of loss normally excluded in standard commercial or personal property policies, particularly flood and earthquake.
     DIRECTORS AND OFFICERS LIABILITY INSURANCE -- Insurance that protects the personal assets of an organization's directors and officers from claims brought by employees, shareholders, regulatory agencies or other outside third parties alleging wrongful acts in the discharge of their duties.
     EXCESS INSURANCE -- A policy or bond covering the insured against certain hazards, which applies only to loss or damage in excess of a stated amount.
     EXPENSE RATIO -- The percentage of the premium used to pay all the costs of acquiring, writing and servicing business.
     FIRE INSURANCE -- Property insurance on which the predominant peril is fire, but also includes wind and other allied lines.
     FOCUSED PRODUCT MANAGEMENT -- A business approach to managing individual products by assigning responsibility for each product to a dedicated team of individuals drawn from the various support functions based on their expertise in that product.
     GROSS SALES -- As defined at RLI, consists of gross premiums written, net investment income and realized gains (losses).
     IBNR -- Incurred But Not Reported losses; as defined at RLI, is the difference between actuarially determined expected ultimate losses and loss adjustment expenses and currently reported loss and loss adjustment expenses.
     INLAND MARINE INSURANCE -- Property coverage for perils arising from transportation of goods or covering types of property that are more mobile in nature, as well as other unusual property hazards.
     LOSS RATIO -- The proportion which losses incurred bear to the earned premiums.
     MARKET VALUE POTENTIAL (MVP) -- An internal asset allocation plan. The amount by which an investment, acquisition or program generates a return in excess of the cost of assigned capital is defined as MVP.
     POLICYHOLDER SURPLUS -- The residual difference between assets and liabilities for the benefit of policyholders.
     PRIMARY INSURER -- A company providing coverage up to a specified amount against specific perils. Other insurers may write coverage above, or IN EXCESS, of the specified amount.
     PRODUCER -- Term commonly applied to an agent, solicitor, broker, or entity marketing insurance coverages, such as wholesale brokers (who market to retail agents) and retail agents (who market to insureds).
     PRODUCTS LIABILITY INSURANCE -- Protection provided against claims arising from the use of covered products manufactured, sold, handled or distributed by the insured.

     PROFESSIONAL LIABILITY INSURANCE -- Insures against claims for damages because of professional misconduct or failure to exercise ordinary care in the performance of a professional service.
     PROPERTY AND CASUALTY INSURANCE -- All forms of insurance coverage except for life insurance and accident/health insurance.
     REINSURER/REINSURANCE -- A company that accepts part or all of the risk of loss covered by another insurer. Insurance for insurers.
     RESERVES -- Funds set aside by an insurer for meeting obligations when due. RETENTION -- The amount of liability retained on a given risk. If an insurer buys $40,000 of reinsurance on a $50,000 risk, it has RETAINED a $10,000 potential liability.
     RISK MANAGEMENT -- The use of appropriate insurance, avoidance of risk, loss control, risk retention, self-insuring, and other techniques that minimize the risks of a business, individual or organization.
     STANDARD LINES VS. SPECIALTY LINES -- Those insurance coverages or target market segments which are commonly insured through large, admitted insurers using standard forms and pricing are in contrast to unique insurance coverages or selected market niches that are only served by a single insurer or a select group of insurers, often with unique coverage forms and pricing approach.
     SURETY BOND -- An instrument providing for compensation should there be a failure to perform any specific acts within a stated period.
     TRANSPORTATION INSURANCE -- Coverage provided to entities in the business of transporting people or goods by land conveyance. For RLI, this specifically involves motor vehicle transportation and focuses on automobile liability and physical damage, with incidental public liability, umbrella and excess liability, and motor truck cargo insurance.
     UMBRELLA LIABILITY POLICY -- Either a commercial or personal policy which provides liability coverage for limits in excess of those covered by underlying or primary liability insurance policies, as well as coverage for some claims not covered by those policies.
     UNDERWRITING PROFIT -- That portion of the earnings after deducting incurred losses and expenses from earned premiums.
     UNREALIZED GAINS -- The result of an increase in market value of an asset which is not recognized in the traditional statement of income. The difference between an asset's market and book values.
     WEST COAST PROPERTY -- As defined at RLI, consists of property insurance business written by the Company's branch offices in San Francisco and Los Angeles.

INVESTOR INFORMATION



ANNUAL MEETING
The annual meeting of shareholders will be held at 2:00 p.m., CST, on May 6, 1999, at the company's offices at 9025 North Lindbergh Drive, Peoria, Ill.

TRADING AND DIVIDEND INFORMATION
RLI common stock trades on the New York Stock Exchange under the symbol RLI. The following table sets forth the high and low sale prices, as well as the closing prices, for the common stock for the indicated periods as reported by the NYSE. The table also indicates cash dividends as declared by the company.

                   Stock Price     Dividends
    1998     High      Low   Close Declared
1st Quarter  44.20   36.60   43.20   $.12
2nd Quarter  45.45   39.30   40.69    .13
3rd Quarter  45.63   31.56   38.00    .13
4th Quarter  38.06   30.69   33.25    .13

                   Stock Price     Dividends
    1997     High      Low   Close Declared
1st Quarter  29.30   25.50   25.50   $.11
2nd Quarter  29.40   24.40   29.15    .12
3rd Quarter  36.05   27.60   36.00    .12
4th Quarter  40.20   32.60   39.85    .12

RLI Corp. normally pays dividends four times a year, usually on January 15, April 15, July 15 and October 15. The company has paid and increased dividends for 23 consecutive years. RLI dividends qualify for the enterprise zone dividend subtraction modification for Illinois state income tax returns.

STOCK OWNERSHIP
At December 31, 1998, RLI stock ownership was as follows:

                                 Shares       %
         Insiders               904,694     8.8
         ESOP                 1,274,279    12.3
         Institutions         6,328,116    61.2
         Other public         1,828,203    17.7
         Total Outstanding   10,335,292   100.0

DIVIDEND REINVESTMENT PLANS
An Automatic Dividend Reinvestment and Stock Purchase Plan is offered to shareholders of RLI on a voluntary basis. Shareholders may also have their dividends deposited directly into their checking, savings or money market accounts. If you wish to sign up for either Plan, send your request to "Shareholder Services" at the following transfer agent and registrar address.

SHAREHOLDER INQUIRIES
Shareholders of record requesting information concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar at:
     Norwest Bank Minnesota, N.A.
     Shareholder Services
     P.O. Box 64854
     St. Paul, MN 55164-0854
     Phone: (800) 468-9716 or (651) 450-4064
     Fax: (651) 450-4033

     Email: SHAREOWNER@AOL.COM

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

CONTACTING RLI
     CORPORATE HEADQUARTERS
         9025 North Lindbergh Drive
         Peoria, IL 61615-1431
         (309) 692-1000
         (800) 331-4929
         Fax: (309) 692-1068
         Internet: http://www.rlicorp.com
     FINANCIAL INFORMATION
         For investor relations requests and management's perspective on specific issues, contact RLI Treasurer Mike Price at (309) 693-5880 or at mprice@rlicorp.com.

SELECTED FINANCIAL DATA


The following is selected financial data of RLI Corp. and Subsidiaries for the eleven years ended December 31, 1998:

(amounts in thousands, except per share data)                 1998          1997         1996        1995        1994       1993

Operating Results
Gross sales                                                $  316,863     306,383      301,500     293,922     295,966    266,480
Total revenue                                              $  168,114     169,424      155,354     155,954     156,722    143,100
Net operating earnings (loss)(1)                           $   27,035      28,233       25,035       7,648     (2,403)     14,118
Net earnings (loss)                                        $   28,239      30,171       25,696       7,950     (4,776)     15,948
Comprehensive earnings (loss)(2)                           $   51,758      66,415       41,970      31,374     (8,513)     21,175
Net cash provided from operating activities                $   23,578      35,022       48,947      24,649      27,041     73,629
Net premiums written to statutory surplus                         46%         54%          64%         76%        108%        94%
GAAP combined ratio                                              88.2        86.8         87.4       107.5       116.9       97.2
Statutory combined ratio                                         88.4        90.4         89.1       106.5       116.9    87.9(7)
Financial condition
Total investments                                          $  677,294     603,857      537,946     471,599     413,835    401,609
Total assets                                               $1,012,685     911,741      845,474     810,200     751,086    667,650
Unpaid losses and settlement expenses                      $  415,523     404,263      405,801     418,986     394,966    310,767
Long-term debt                                             $     --          --         46,000      46,000      52,255     53,000
Total shareholders' equity                                 $  293,959     266,552      200,039     158,608     131,170    140,706
Statutory surplus                                          $  314,484     265,526      207,787     172,313     136,125    152,262
Share Information
Net operating earnings (loss) per share:
Basic (4)                                                  $     2.58        2.71         2.54     0.78(6)   (0.25)(6)       1.49
Diluted(4)                                                 $     2.54        2.50         2.22     0.78(6)   (0.25)(6)       1.42
Net earnings (loss) per share:
Basic(4)                                                   $     2.69        2.90         2.60     0.81(6)   (0.49)(6)    1.68(8)
Diluted(4)                                                 $     2.65        2.66         2.28     0.81(6)   (0.49)(6)    1.60(8)
Comprehensive earnings (loss) per share(2)
Basic(4)                                                   $     4.92        6.38         4.25     3.20(6)   (0.87)(6)    2.23(8)
Diluted(4)                                                 $     4.87        5.76         3.62  2.77(5)(6)   (0.87)(6)    2.10(8)
Cash dividends declared per share                          $    0.51         0.47         0.44        0.41        0.36       0.34
Book value per share                                       $    28.44       24.70        20.46       16.16       13.37      14.60
Closing stock price                                        $    33.25       39.85        26.70       20.00       13.12      16.96
Stock split                                                      125%                                 125%
Weighted average shares outstanding:
Basic(4)                                                       10,514      10,402        9,871       9,812       9,733      9,499
Diluted(4)                                                     10,638      11,714       12,105       9,812       9,732     10,451
Common shares outstanding                                      10,335      10,793        9,777       9,814       9,812      9,639




(amounts in thousands, except per share data)                  1992        1991       1990      1989       1988

Operating Results
Gross sales                                                $   220,048    215,498    181,216   149,230    143,785
Total revenue                                              $   117,582    102,343     92,958    89,984    104,279
Net operating earnings (loss)(1)                           $    15,599     15,986     14,998     7,960      6,927
Net earnings (loss)                                        $    16,207     16,800     14,267     8,200      7,254
Comprehensive earnings (loss)(2)                           $    18,548     22,430     11,952    11,105      8,296
Net cash provided from operating activities                $    43,619     22,918     45,388    22,801     27,742
Net premiums written to statutory surplus                         110%        95%       112%       96%       131%
GAAP combined ratio                                               91.4       85.2       85.1      97.8       96.1
Statutory combined ratio                                          95.8       91.6       92.2      99.5       98.3
Financial condition
Total investments                                          $   281,113    237,932    213,160   177,025    165,957
Total assets                                               $   526,351    483,572    432,380   402,906    372,492
Unpaid losses and settlement expenses                      $   268,043    244,667    235,807   230,524    217,231
Long-term debt                                             $     7,000      7,000      7,000     7,000      7,000
Total shareholders' equity                                 $   117,393     99,678     79,851    70,276     64,026
Statutory surplus                                          $   100,585     88,605     70,410    68,571     60,152
Share Information
Net operating earnings (loss) per share:
Basic (4)                                                  $      1.74       1.81       1.70      0.89       0.74
Diluted(4)                                                 $      1.74       1.81       1.70      0.89       0.74
Net earnings (loss) per share:
Basic(4)                                                   $      1.81       1.90       1.61      0.91       0.78
Diluted(4)                                                 $      1.81       1.90       1.61      0.91       0.78
Comprehensive earnings (loss) per share(2)


Basic(4)                                                   $      2.07       2.54       1.35      1.24       0.89
Diluted(4)                                                 $      2.07       2.54       1.35      1.24       0.89
Cash dividends declared per share                          $      0.32       0.30       0.27      0.24       0.22
Book value per share                                       $     13.04      11.27       9.03      7.95       6.85
Closing stock price                                        $     15.84      10.56       9.28      5.44       4.88
Stock split
Weighted average shares outstanding:
Basic(4)                                                         8,949      8,842      8,842     8,986      9,344
Diluted(4)                                                       8,949      8,842      8,842     8,986      9,344
Common shares outstanding                                        9,002      8,842      8,842     8,842      9,344



  (1) For all periods presented, net operating earnings represent the Company's net earnings reduced by after-tax realized gains.
      For 1993, the financial impact of FASB Statement No. 109 has also been deducted in arriving at operating earnings.

  (2) See note 1.L to the consolidated financial statements.

  (3) Share and per share data have been restated to reflect the 5-for-4 stock split that occurred June 19, 1998.

  (4) See note 1.K to the consolidated financial statements.

  (5) For 1995, diluted earnings per share on a GAAP basis were anti-dilutive. As such, GAAP diluted and basic earnings per share were equal. Diluted comprehensive earnings per share, however, were not anti-dilutive. The number of diluted shares used for this calculation was 9,619.

  (6) The combined effects of the Northridge Earthquake -- including losses, expenses and the reduction in revenue due to the reinstatement of reinsurance coverages -- reduced 1994 after-tax earnings by $25.0 million ($2.57 per basic share, $2.10 per diluted share) and 1995 after-tax earnings by $18.6 million ($1.90 per basic share, $1.54 per diluted share). See note
      1.C to the consolidated financial statements for further details.

  (7) Contingent commission income recorded during 1993, from the cancellation of a multiple-year, retrospectively-rated reinsurance contract, reduced the statutory expense and combined ratio 10.3 points.

  (8) Basic and diluted earnings per share include $.18 and $.16 per share, respectively, from the initial application of FASB
      Statement No. 109 "Accounting for Income Taxes."

                                       51