Form 10-K, Exhibit 13
period 1999-12-31
RLI CORP
filed 2000-03-29
CIK 84246

                MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

RLI Corp. (the Company) is a holding company that underwrites selected property and casualty insurance through its major subsidiaries collectively known as RLI Insurance Group (the Group). The Group has accounted for approximately 86% of consolidated revenue over the last two years by providing property and casualty coverages primarily for commercial risks. As a niche insurer, the Group offers products targeted to the needs of those insureds generally overlooked by traditional insurance markets.

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

Property insurance results are subject to the variability introduced by natural and man-made disasters such as earthquakes, fires and hurricanes. The Company's major catastrophe exposure is to losses caused by earthquakes, since approximately 52% of the Company's 1999 total property premiums were written in California. The Company limits its net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events. Utilizing this approach, the Company attempts to limit its net aggregate exposure to a single catastrophic event to less than 10% of total shareholders' equity.

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

The consolidated financial statements and related notes found on pages 26-48, and the "Forward Looking Statements" on page 4, should be read in conjunction with the following discussion.

Significant Developments

In January 1999, RLI Insurance Company acquired Underwriters Indemnity Holdings, Inc. (UIH), located in Houston, Texas. UIH specializes in the marketing and underwriting of surety products for energy, petrochemical and refining exposures.

RLI paid $40.7 million in cash in exchange for all outstanding shares of UIH. Included in the transaction are both of UIH's insurance operating subsidiaries, Underwriters Indemnity Company of Texas and Planet Indemnity Company of Illinois. The transaction was financed through short-term borrowings and has been accounted for under the purchase method of accounting. More detailed discussions of these operations follow in the segment highlights as well as the notes to financial statements.

Year ended December 31, 1999, compared to year ended December 31, 1998

Consolidated gross sales totaled $370.1 million, a 16.8% increase from 1998. This increase was largely driven by increased gross premium writings of $48.5 million, 16.7% more than in the prior year. Consolidated revenue for 1999 was $225.8 million, up 34.3% from the previous year. This increase was fueled by increased writings and the implementation of a combined casualty reinsurance arrangement, which resulted in larger net retentions of premium.

                                                            Year Ended December 31,
Gross sales (in thousands)                                1999         1998       1997
Gross premiums written                                  $339,575     $291,073   $278,843
Net investment income                                     26,015       23,937     24,558
Realized investment gains                                  4,467        1,853      2,982
Total gross sales                                       $370,057     $316,863   $306,383

Net after-tax earnings for the Company were $31.5 million ($3.08 per diluted share) in 1999, compared to $28.2 million ($2.65 per share) in 1998.

Pretax earnings (in thousands)                            1999          1998          Increase
Insurance Group                                        $17,135        $16,789         $   346
Net investment income                                   26,015         23,937           2,078
Net realized investment gains                            4,467          1,853           2,614
Equity in investee earnings                              1,613          1,337             276

Comprehensive earnings fell to $20.9 million in 1999 compared to $51.8 million last year, reflecting the impact of the -1.0% total return on the equity portfolio. Significantly below its average return of more than 17% since 1982, the equity portfolio's return was diminished by the effect of rising interest rates on its financial and utility sectors as well as a general underperformance by value stocks. Despite this aberration, the Company remains committed to its investment strategy, which management believes will maximize value for shareholders in the future as it has done historically, according to the following chart:

Diluted earnings per share                        Net                   Comprehensive
        1995                                      0.81                       2.77
        1996                                      2.28                       3.62
        1997                                      2.66                       5.76
        1998                                      2.65                       4.87
        1999                                      3.08                       2.04
        Total                                   $11.48                     $19.06


As this chart indicates, comprehensive earnings per share for the last five years exceeded reported net earnings by 66.0% on a diluted basis.

RLI Insurance Group

Gross written premiums in 1999 were $339.6 million, compared to $291.1 million in 1998. While all three insurance segments' premiums increased nicely, the casualty segment led the way with writings of $35.2 million, or 23.7% over 1998. The Group's pretax underwriting earnings for 1999 were $17.1 million, a 2.1% increase from the $16.8 million reported in 1998. This growth was related to the higher volume of business despite a slightly higher GAAP combined ratio (91.2 compared to 88.2 last year).

The Company's property segment improved gross written premiums by 9.8%, reaching $124.8 million in 1999, compared to $113.6 million in 1998. This growth was fueled by fire premiums, which increased 33.8%, as well as added production from new product lines. These increases offset the 7.7% decline in difference in conditions premiums from the prior year. The property segment contributed most of the Group's pretax profits, generating $17.1 million in 1999, compared to $19.8 million in 1998. The pressure on profitability came as a result of an increase in fire business, which has an inherently higher loss ratio than difference in conditions business. Still, this segment achieved an enviable GAAP combined ratio of 66.8, up slightly from 62.2 in the prior year.

Casualty gross written premiums improved 23.7% from 1998, finishing at $183.9 million. This increase was the result of advances in virtually every casualty product line, led by the transportation line at $12.6 million and commercial/personal umbrella at $12.0 million. The GAAP combined ratio for the casualty segment was 101.9, compared to 103.2 in 1998. The new combined casualty reinsurance contract, implemented at the start of the year, resulted in an assumption of less exposure per risk. It also increased the retention of premiums and eliminated reinsurance commissions associated with this business. The combined ratio improvement complements management's belief that loss reserves for this segment will be adequate and investment income derived from reserved funds will provide significant future earnings potential.

The surety segment gross written premiums increased to $30.9 million, a 7.4% improvement over 1998. This was the direct impact of the Underwriters Indemnity acquisition, which contributed $7.3 million in gross written premiums, and helped to offset writings lost from the Company's disassociation with a particular contract surety producer late in 1998. The segment's combined ratio came in at 90.5, compared to 103.9 in 1998. The prior year included a charge of $2.6 million related to unfavorable loss development from the same discontinued contract surety book. The Underwriter's Indemnity book contributed to underwriting profits with a combined ratio below 90, despite some start-up costs associated with the transition.

Investment Income

Net dividend and interest income increased by 8.7% during 1999 due to increased cash flow allocated to investments and the acquisition of Underwriters Indemnity Holdings. On an after-tax basis, investment income increased by 9.1%. The Company realized $4.5 million in capital gains in 1999, compared to $1.9 million in 1998. Operating cash flows were $58.4 million in 1999. Most cash flows in excess of current needs were used to fund the stock repurchase program and purchase fixed income securities, which continue to be comprised primarily of high-grade, tax-exempt, U.S. government and agency issues. Equity purchases continue to be in large-cap, value investments with attractive dividend yields.

Pretax yield                                          1999               1998                 1997
Taxable (on book value)                               6.57%              6.58%                6.91%
Tax-exempt (on book value)                            4.78%              4.95%                5.00%
Equities (on market value)                            2.43%              2.49%                2.96%
After-tax yield
Taxable (on book value)                               4.27%              4.27%                4.49%
Tax-exempt (on book value)                            4.53%              4.69%                4.74%
Equities (on market value)                            2.07%              2.14%                2.54%

Although overall yields in the fixed income markets increased during 1999, the yields on the portfolio's taxable side were relatively unchanged from last year. Tax-exempt yields actually fell due to increased call activity on certain higher-yielding issues early in the year. As the year progressed, fixed income purchases were being made in both the taxable and tax-exempt sectors, depending upon the available yields at the time of purchase.

The Company's investment results for the last five years are shown in the following table:


(in thousands)
                                                                                      Tax Equivalent
                                                          Change in        Annualized   Annualized
                                                          Unrealized        Return on    Return on
              Average                                    Appreciation/       Average      Average
              Invested    Investment      Realized       Depreciation       Invested      Invested
Year          Assets(1)   Income(2)(3) Gains(Losses)(3)      (3)(4)          Assets       Assets
1995          $442,717      $22,029         $  457            $36,037          13.2%        14.1%
1996           504,773       23,681          1,017             25,033           9.9%        10.7%
1997           570,901       24,558          2,982             55,760          14.6%        15.5%
1998           640,576       23,937          1,853             36,183           9.7%        10.6%
1999           684,269       26,015          4,467            (16,263)          2.1%         3.0%
5-yr. avg.    $568,647      $24,044         $2,155            $27,350           9.4%        10.3%

(1)  Average of amounts at beginning and end of year.
(2) Investment income, net of investment expenses, including non-debt interest expense.
(3)  Before income taxes.
(4)  Relates to available-for-sale fixed maturity and equity securities.

Interest and General Corporate Expense

Interest expense on debt was $4.1 million in 1999, up from $2.3 million in 1998. This increase was the result of the Company's financing associated with the Underwriters Indemnity acquisition. General corporate expenses fell to $2.1 million compared to $3.9 million in 1998 due to executive compensation that was not earned under the Market Value Potential program.

Income Taxes

The Company's effective tax rates for 1999 and 1998 were 26.9% and 25.1%, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. Much of the rate increase was due to the amortization of goodwill associated with the UIH acquisition, which is not deductible for federal income tax purposes. The Company's pretax earnings included $15.7 million of investment income in 1999 that is wholly or partially exempt from federal income tax, compared to $14.3 million in 1998.

Investee Earnings

The Company maintains a 44% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses. In 1999, the Company recorded $1.6 million in earnings compared to $1.3 million in 1998. Sales for Maui Jim grew 35% in 1999 on the strength of increased international sunglass marketing efforts. Profit margins declined slightly in 1999 as the cost of goods sold was unfavorably impacted by the dollar's performance against the yen.

Market Risk Disclosure

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair market value of financial instruments. Management of market risk is a critical component of the Company's investment decisions and objectives. The Company manages its exposure to market risk by using the following tools:

1.   Continually monitoring the fair market value of all financial assets;
2.   Changing the character of future investment purchases as needed, and;
3.   Maintaining a balance between existing asset and liability portfolios.

The Company's primary risk exposures are to changes in interest rates and equity prices, as it had no derivative or foreign exchange risk as of December 31, 1999.

Interest Rate Risk

The Company's primary exposure to interest rate risk is with its fixed income investment portfolio and outstanding short-term debt instruments.

Modified duration analysis is used to measure the sensitivity of the fixed income portfolio to changes in interest rates, providing a measure of price volatility. The Company attempts to minimize interest rate risk by matching the duration of its assets to that of its liabilities. The Company limits the financial statement impact of changes in interest rates by designating a majority of the fixed income holdings as held-to-maturity. As of December 31, 1999, the Company had classified 86% of its fixed income portfolio as held-to-maturity. The balance of the Company's fixed income portfolio is classified as either available-for-sale or trading (see note 2).

Interest rate risk could also affect the Company's income statement due to its impact on interest expense. The Company's debt obligations are short-term in nature, with no long-term debt outstanding as of December 31, 1999. As a result, the Company assumes interest rate risk in its ability to refinance these short-term debt obligations. Any rise in interest rates will cause interest expense to increase, assuming debt is maintained at current levels.

Equity Price Risk

Equity price risk is the potential that the Company will incur economic loss due to a decline in common stock prices. Beta analysis is used to measure the sensitivity of the Company's equity portfolio to changes in the value of the S&P 500 index (an index representative of the broad equity market). As measured from December 31, 1981, to December 31, 1999, the Company's equity portfolio has a beta of approximately 0.67 in comparison to the S&P 500. This low beta statistic reflects the Company's long-term emphasis on maintaining a conservative, value-oriented, dividend-driven investment philosophy for its equity portfolio. Historically, dividend-paying common stocks have demonstrated superior down-market performance characteristics.

Additional risk management techniques include:
1. Restricting individual security weightings to no more than 3% of the equity portfolio's market value, and

2. Reducing exposure to sector risk by limiting the market value to be invested in any one industry sector to 25% of the equity portfolio.

Equity securities are classified as available-for-sale, with unrealized gains and losses excluded from net earnings, but recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes.

Sensitivity Analysis

The following tables detail information on the market risk exposure for the Company's financial instruments as of December 31, 1999. Listed on each table is year-end market value for the Company's assets and the expected reduction in market value, given the stated hypothetical events. This sensitivity analysis assumes that the composition of the Company's assets remains constant over the period being measured and that interest rate changes are reflected uniformly across the yield curve. The analysis does not consider any action the Company would undertake in response to changes in market conditions. For purposes of this disclosure, securities are divided into two categories: those held for trading purposes and those held for nontrading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the market value of the Company's investment portfolio.

As of December 31, 1999, the Company's fixed income portfolio had a market value of $338.5 million. This sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 1999, levels, with all other variables held constant. Such scenarios would result in decreases in the market value of the fixed income portfolio of $14.2 million and $27.8 million, respectively. Due to the Company's use of the held-to-maturity designation for a majority of the fixed income portfolio, the balance sheet impact of these scenarios would be much lower. The income statement would be affected only by holdings designated as trading.

As of December 31, 1999, the Company's equity portfolio had a market value of $284.6 million. This base sensitivity analysis uses market scenarios of the S&P 500 index declining 10 percent and 20 percent. These scenarios would result in approximate decreases in the market value of the equity portfolio of $19.1 million and $38.1 million, respectively. As the Company designates all common stocks as available-for-sale, these market value declines would impact the Company's balance sheet.

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

Table 1 (in thousands)
Effect of a 100 basis point increase in interest rates and a 10% decline in the S&P 500:

                              12/31/99             Interest Rate      Equity
                              Market Value         Risk               Risk
Held for trading purposes
  Fixed maturity securities   $  7,651            $ (259)                 --
  Total trading                  7,651              (259)                 --
Held for nontrading purposes
  Fixed income securities      330,882           (13,957)                 --
  Equity securities            284,639                --             (19,071)
  Total nontrading             615,521           (13,957)            (19,071)
  Total trading & nontrading  $623,172          $(14,216)           $(19,071)

Table 2 (in thousands)
Effect of a 200 basis point increase in interest rates and a 20% decline in the S&P 500:

                                 12/31/99        Interest Rate          Equity
                                 Market Value       Risk                 Risk
Held for trading purposes
  Fixed maturity securities       $  7,651          $  (504)                 --
  Total trading                      7,651             (504)                 --
Held for nontrading purposes
  Fixed maturity securities        330,882          (27,268)                 --
  Equity securities                284,639               --             (38,142)
  Total nontrading                 615,521          (27,268)            (38,142)
  Total trading & nontrading     $ 623,172         $(27,772)           $(38,142)


Table 3 (in thousands)
Effect of a 100 basis point decrease in interest rates and a 10% increase in the S&P 500:

                                 12/31/99             Interest Rate      Equity
                                 Market Value         Risk               Risk
Held for trading purposes
  Fixed maturity securities     $  7,651            $   270                 --
  Total trading                    7,651                270                 --
Held for nontrading purposes
  Fixed maturity securities      330,882             13,472                 --
  Equity securities              284,639                 --             19,071
  Total nontrading               615,521             13,472             19,071
  Total trading & nontrading    $623,172            $13,742            $19,071


Table 4 (in thousands)
Effect of a 200 basis point decrease in interest rates and a 20% increase in the S&P 500:

                                 12/31/99             Interest Rate      Equity
                                 Market Value         Risk               Risk
Held for trading purposes
  Fixed maturity securities       $  7,651          $   530                 --
  Total trading                      7,651              530                 --
Held for nontrading purposes
  Fixed maturity securities        330,882           26,217                 --
  Equity securities                284,639               --             38,142
  Total nontrading                 615,521           26,217             38,142
  Total trading & nontrading      $623,172          $26,747            $38,142

The income statement will also be affected by interest expense. As of December 31, 1999, the Company had $78.4 million in short-term debt obligations. Assuming this debt level remains constant, a hypothetical 100-basis-point increase in interest rates would increase the Company's annual pretax interest expense by $0.8 million and a 200-basis-point increase would increase annual pretax interest expense by $1.6 million. Conversely, falling interest rates would result in equivalent reductions in interest expense. These numbers are not included in the previous tables.

Outlook for 2000

In 2000, the Company will continue to pursue profitable opportunities for top-line growth. While some markets show signs of hardening, there is a continued pursuit of growth through such avenues as the addition of underwriting talent in certain product lines, strategic alliances with producers on existing products, or through acquisition. The materiality or viability of future ventures or products is not known at this time. Specific details regarding events in the Group's various business segments follow.

Property

The Company expects some leveling of difference in conditions premiums in 2000 despite a continued soft market. The focus on exposure management will remain as innovative reinsurance arrangements are continually evaluated and developed.

The Company's fire book of business should continue to grow as new initiatives related to international and construction lines were begun in the fall of 1999. Management intends to significantly focus on the development of these lines.

Casualty

Several initiatives launched over the last two years, coupled with market firming in select lines, continue to generate substantial revenue. Management is confident that these initiatives involving product lines such as commercial umbrella, general liability, executive products, and commercial auto will produce satisfactory growth results into the near future. Management's priority in this segment will be the development of the program product line and the continued expansion of e-commerce.

Surety

Gross written premium increases are anticipated as the Company's contract surety business is expanded into new geographic areas. A new branch office in New York, established in mid-1999, is expected to drive this expansion in 2000. Additionally, cross-selling opportunities between the existing miscellaneous and contract lines with the acquired energy-related operation will also help to increase writings.

Capital Management

In July 1997, the Company implemented a 1.8 million (2.25 million, adjusted for the June 1998 5-for-4 stock split) share common stock repurchase program. In 1999, the Company repurchased 546,476 shares at a total cost of $18.2 million. Including 1998 and 1997, 1,895,879 shares were purchased at a total cost of $66.5 million. Approximately 354,000 shares remain authorized for repurchase at year-end 1999. It is anticipated that the program will continue as market conditions and the Company's capital requirements warrant.

The repurchase program has been funded by the use of the Company's operating cash flow, line of credit facility, and reverse repurchase agreements. It is anticipated that future repurchases will be funded in a similar fashion. Depending upon the Company's capital needs and prevailing market conditions, the Company may issue a longer-term debt instrument and repay the outstanding short-term debt.

In the fourth quarter of 1999, RLI declared a cash dividend to be paid in January 2000 of $0.14 per share, representing the 94th consecutive dividend payment for the Company. Since the inception of cash dividends in 1976, the Company has increased the annual dividend every year. In its annual "Handbook of Dividend Achievers," Moody's ranks RLI 189th out of 10,000 U.S. public companies in dividend growth over the last decade. No changes in the Company's dividend policy are anticipated in 2000.

Year ended December 31, 1998, compared to year ended December 31, 1997

Consolidated gross sales totaled $316.9 million, a 3.4% increase from 1997. Consolidated revenue for 1998 was $168.1 million, down 0.8% from the previous year. Revenue was relatively flat due to a decrease in net realized investment gains of 37.9% as well as a 2.5% decline in net investment income.


                                                       Year Ended December 31,
Gross sales (in thousands)                                1998            1997
Gross premiums written                                  $291,073        $278,843
Net investment income                                     23,937          24,558
Realized investment gains                                  1,853           2,982
Total gross sales                                       $316,863        $306,383

Net after-tax earnings for the Company were $28.2 million ($2.65 per diluted share) in 1998, compared to $30.2 million ($2.66 per share) in 1997.


Pretax earnings (in thousands)                            1998            1997
Insurance Group                                         $ 16,789        $ 18,751
Net investment income                                     23,937          24,558
Net realized investment gains                              1,853           2,982
Equity in investee earnings                                1,337             951


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

The Company's property segment gross written premiums were lower in 1998, at $113.6 million, compared to $139.5 million in 1997. Nonrecurring premiums associated with the acquisition of the Hawaii residential insurance business in March of 1997 accounted for $10.7 million of this decline. While fire premiums were flat, difference in conditions premiums were down 19.1% from 1997. This decrease can be attributed to rate reductions on these lines of business while the Company continues to focus on controlling its total exposure to catastrophe risks.

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

Casualty gross written premiums improved 31.0% from 1997, reaching $148.7 million in 1998. This overall increase was the result of gains in the following products: commercial umbrella -- $19.3 million; transportation -- $16.1 million; and general liability -- $3.6 million. The GAAP combined ratio for the casualty segment was 103.2, compared to 104.6 in 1997. This resulted from premium increases in the more profitable lines. Despite the lower ratio in 1998, management believes that loss reserves for this segment will be adequate and the investment income derived from reserved funds will provide significant future earnings potential.

The surety segment continued a trend of solid growth as gross written premiums increased to $28.8 million, which was an 11.5% improvement over 1997. The segment's combined ratio of 103.9 included a charge of $2.6 million related to unfavorable loss development from one specific contract surety producer. This particular book of business constituted only 8% of the total surety book. Excluding this adjustment, the combined ratio for the year would have fallen to 89.7, compared to 95.4 in 1997. Contributing to this decline was an improved expense ratio, which dropped to 67.7 in 1998, from 73.8 in 1997. Increased premium volumes paid back earlier infrastructure investments.

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

Interest and General Corporate Expense

Interest expense on debt was $2.3 million in 1998, up from $1.5 million in 1997. This increase was largely the result of the Company's increased use of short-term borrowings to finance the stock repurchase program. General corporate expenses decreased 6.2% in 1998 as a result of lower executive compensation costs relating to the Market Value Potential program.

Income Taxes

The Company's effective tax rates for 1998 and 1997 were 25.1% and 27.3%, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The Company's pretax earnings included $14.3 million of investment income in 1998 that is wholly or partially exempt from federal income tax, compared to $12.5 million in 1997.

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

Accounting Standards

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133). Statement 133 addresses the accounting for and disclosure of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This Statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This Statement, as amended by FASB Statement No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Although the Company does not currently invest in derivative instruments, this recently issued Statement is under evaluation.

Legislation

State Regulation

As an insurance holding company, RLI Corp., as well as its insurance subsidiaries, are subject to regulation by the states in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer's state of domicile requires reporting to the state regulatory authority the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must be fair, and the insurer's policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance subsidiaries of the holding company system.

Other regulations limit the amount of dividends and other distributions the subsidiaries can pay without prior approval of the insurance department in the states in which they are physically and/or commercially domiciled, and impose restrictions on the amount and type of investments they may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by filing, reporting and examination requirements. Market oversight is conducted by monitoring trade practices, approving policy forms, licensing of agents and brokers, and requiring fair and equitable premiums and commission rates. Financial solvency is monitored by minimum reserve and capital requirements, periodic reporting procedures (annually, quarterly, or more frequently if necessary), and periodic examinations.

The quarterly and annual financial reports to the states utilize accounting principles which are different from the generally accepted accounting principles that show the business as a going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. The National Association of Insurance Commissioners (NAIC) has recently developed a codified version of these statutory accounting principles, and its deployment in the near future will foster more consistency among the states for accounting guidelines and reporting.

State regulatory authorities have relatively broad discretion with respect to granting, renewing and revoking brokers' and agents' licenses to transact business in the state. The manner of operating in particular states may vary according to the licensing requirements of the particular state, which may, among other things, require a firm to operate in the state through a corporation. In a few states, licenses are issued only to individual residents.

Commercial Lines Deregulation -- The NAIC and several state legislatures have taken up the issue of commercial lines deregulation in an attempt to streamline specific areas of insurance regulation. A growing contingent in the regulatory community has acknowledged that some regulatory procedures and practices may be cumbersome and inappropriate for commercial buyers of insurance. Specifically, the large, sophisticated, multi-state or multinational businesses that employ their own teams of risk managers to evaluate, reduce and finance their loss exposures are less likely to need the form and rate protections that regulators provide consumers and small to medium business endeavors. And, while these large businesses may receive some benefit from the state financial regulation of licensed insurers, it has long been acknowledged that they do not need the protections addressed by the barriers to the surplus lines market and other nontraditional markets. Indisputably, deregulation of the licensed market will have an impact on the surplus lines insurance carriers, which have been free from form and rate requirements.

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

Federal Regulation

Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include federal preemption of state auto liability laws, tax reform measures, product liability and electronic commerce. The Company is also monitoring the following federal proposals:

Natural Disaster Act -- Recent natural disasters including Atlantic Coast hurricanes, continue to fuel concern regarding the best way to provide affordable insurance coverage for such events. Congress has yet to pass legislation, but proposals to set up a system for federal relief to the industry continue to be discussed. Two Initiatives, "The Natural Disaster Protection and Insurance Act of 1997" (S.1361), and "The Homeowners Insurance Availability Act of 1997" (H.R. 21), focus on excess federal reinsurance. In 1999, both the House and Senate introduced versions of the "Policyholder Disaster Protection Act," which would permit insurers to build tax deferred catastrophe reserves. The Company will continue to monitor the progress of this issue.

Financial Services Modernization -- The Gramm-Leach-Bliley Act was signed into law by President Clinton on November 12, 1999. The principal focus of the Act is to facilitate affiliations among banks, securities firms and insurance companies. The Act amends the Federal Bank Holding Company Act by creating a new category of bank holding company known as a "financial holding company" to engage in activities that are "financial in nature," such as securities and insurance. The Act repealed the Glass-Steagall Act, which prohibited a Federal Reserve System member bank from being affiliated with a securities firm; repealed the Garn-St. Germain Act, which prohibited a bank holding company and its subsidiaries from selling or underwriting insurance; and repealed the Federal Bank Holding Company Act provisions that prohibited a director, officer or employee of a securities firm from serving as a director, officer or employee of a bank.

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

The Company maintains a $30.0 million revolving line of credit with one financial institution. The facility has a three-year term that expires on December 31, 2001. At December 31, 1999, the Company had $19.6 million in outstanding debt from this facility. Additionally, the Company was party to five reverse repurchase transactions totaling $58.8 million. Management believes that cash generated from operations, investments, and cash available from financing activities will provide sufficient liquidity to meet the Company's anticipated needs over the next 12 to 24 months.

In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing program with Zurich Reinsurance NA (Zurich Re). The program, called Catastrophe Equity Puts (CatEPutsSM), augments the Company's traditional reinsurance by integrating its loss financing needs with a pre-negotiated sale of securities linked to exchange-traded shares. For a more detailed description of CatEPuts, see note 5.

During 1999, the Company generated net operating cash flow of $58.4 million, which was added to the Company's investment portfolio and used to repurchase shares of the Company's stock. Financing activities included the borrowing of $42.8 million in reverse repurchase agreements that were used, in part, to finance the January acquisition of Underwriters Indemnity Holdings.

The Company's fixed-income portfolio continues to be biased toward U.S. government and agency securities due to their high liquidity and almost risk-free nature. As part of its investment strategy, the Company attempts to avoid exposure to default risk by holding, almost exclusively, securities ranked in the top two grades of investment quality by Standard & Poor's and Moody's (i.e., AAA or AA). Virtually all of the Company's fixed-income portfolio consists of securities rated A or better, with 98% rated AA or better. Most of the Company's fixed-income portfolio is noncallable.

The Company follows a program of matching assets to anticipated liabilities to ensure its ability to hold securities until maturity. Anticipated liabilities are factored against ultimate payout patterns and the resulting payout streams are funded with the purchase of fixed-income securities of like maturity. Management believes that both liquidity and interest rate risk can be minimized by such asset/liability matching.

The Company currently classifies approximately 86% of the securities in its fixed-income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Smaller portions of the fixed-income portfolio are classified as available-for-sale (12%) or trading (2%) and are carried at fair market value. As of December 31, 1999, the Company maintained $48.3 million in fixed-income securities within the available-for-sale and trading classifications. Although it is likely that the majority of these securities will be held by the Company to maturity, they provide an additional source of liquidity and can be used to address potential future changes in the Company's asset/liability structure.

The Company's equity portfolio decreased by $11.9 million during 1999, to $284.6 million. The Company had net sales during the year of $2.8 million of equities, with a pretax portfolio depreciation of $15.3 million. Capital gains of $4.9 million on this portfolio were realized during the year. The securities within the equity portfolio remain invested in large-cap issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes.

The National Association of Insurance Commissioners (NAIC) continues its work on developing a model investment law.

This law would regulate insurance company investments. The Company's current investment portfolio appears to be in compliance with the proposed model investment law. Management does not feel the proposed model law will affect its current strategies.

Other Matters

The Year 2000 (Y2K) issue is a result of computerized systems, including both hardware and software systems, using a two-digit format, as opposed to four digits, to indicate the year in the date field. Such computer systems may be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations.

RLI had identified three major areas determined to be critical for successful Y2K compliance: (1) accounting and premium processing systems, (2) terms and conditions of existing insurance contracts, and (3) third-party relationships. The Company has successfully addressed software and hardware system issues associated with Y2K through a five-phase program that began in August of 1997 and was completed in January of 2000.

RLI's offices were closed for the New Year's holiday beginning Friday, December 31, 1999, through Sunday, January 2, 2000. During this time, the Company secured systems and data networks through data backups, controlled shutdowns and verification of system applications and data following Y2K rollover. A number of activities were undertaken to minimize the potential impact of Y2K issues on RLI's ability to provide quality service to its customers, business partners, state regulators and employees.

The computer systems environment was returned to operation on Saturday morning January 1, 2000. Preliminary testing of operating systems, networks, communications and primary applications was without problems or issues. On Sunday, January 2, 2000, effort was dedicated to user and development testing of applications on the Local Area Networks, P390 and AS/400 systems. Additionally, RLI branch employees provided support to each remote office to bring networks and related equipment online and conducted network and application testing.

The Company controlled and monitored the entry of information into mission critical systems on January 3 and 4, 2000. This period was used to verify input, calculations and output of data into financial and processing systems. To date, RLI has not experienced production issues related to Y2K in any of the primary or supporting computer systems. RLI continued to monitor data and system reports through the first quarter for irregularities that may be caused by Year 2000.

Since 1997, the Company incurred approximately $1.5 million of direct expense to complete changes and modifications to the business environment for Y2K compliance. The effort required approximately 30,000 hours of technical staff effort and changes to systems representing 13.5 million lines of code. Actual Y2K expenses have been within acceptable ranges of those originally forecasted. Variations from the original budgets were due to network and personal computer equipment found to be non-Y2K compliant during mid-1999. The Company expects to incur a limited amount of additional operational expense for the remainder of 2000 to monitor and support final Y2K efforts.

Various state insurance departments continue to request and inquire on the status of the Company's Y2K efforts. The Company received a favorable Y2K report from the State of Illinois Department of Insurance in September of 1999.

The types of insurance that may be the subject of claims arising from Y2K losses include property, directors & officers liability, miscellaneous professional liability, and other casualty. Although uncertainty exists with respect to legal interpretations of Y2K liability, it is anticipated that if Y2K claims are received, the majority will stem from director & officers and miscellaneous professional liability policies, in terms of both frequency and severity. The Company formulated a Y2K questionnaire to be completed at the time of initial policy application and renewal. Each application is individually underwritten, and responses on the Y2K questionnaire are a component of the underwriter's determination whether to offer coverage and if so, to what extent. A Y2K exclusion has been drafted and is available for underwriters' use if needed.

Additionally, a Y2K team of underwriters and claims personnel have been assembled to prepare for the proper handling of Y2K claims. All claims are handled on an individual basis in accordance with policy terms and conditions. The Company has developed an insurance coverage position statement that is sent to inquiries requesting information regarding policy provisions.

The Company's executive management has placed emphasis on monitoring potential issues associated with Y2K and as of this date the Company has not experienced related problems.

A comprehensive Year 2000 Disclosure is clearly posted on the Company's Internet site (www.rlicorp.com) and updated on a regular basis to provide status information for insureds, producers, shareholders and prospective investors. In addition, regular reports will continue to be prepared for SEC reporting, insurance regulators, internal management and the board of directors pertaining to Y2K efforts.

Consolidated Balance Sheets
RLI Corp. and Subsidiaries


                                                                          December 31,
 (in thousands, except share data)                                      1999         1998
Assets
Investments:
  Fixed maturities:
    Held-to-maturity, at amortized cost
      (fair value -- $290,219 in 1999 and $294,544 in 1998)        $  294,199    $  283,992
    Trading, at fair value
      (amortized cost -- $7,887 in 1999 and $8,157 in 1998)             7,651         8,348
    Available-for-sale, at fair value
      (amortized cost -- $41,277 in 1999 and $36,185 in 1998)          40,663        36,516
  Equity securities available-for-sale, at fair value
    (cost -- $130,808 in 1999 and $127,367 in 1998)                   284,639       296,521
  Short-term investments, at cost which approximates fair value        64,092        51,917
                                                                   ----------    ----------
      Total investments                                               691,244       677,294
                                                                   ----------    ----------
Cash                                                                       --            --
Accrued investment income                                               6,999         6,457
Premiums and reinsurance balances receivable, net of allowances for
  insolvent reinsurers of $9,825 in 1999 and $6,669 in 1998            65,477        46,667
Ceded unearned premiums                                                48,676        59,780
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for insolvent reinsurers of
  $2,092 in 1999 and $3,096 in 1998                                   245,580       168,261
Federal income tax receivable                                           2,062            --
Deferred policy acquisition costs, net                                 34,358        22,510
Property and equipment, at cost, net of accumulated depreciation
  of $24,004 in 1999 and $20,954 in 1998                               15,441        12,200
Investment in unconsolidated investee                                  15,070        13,457
Goodwill                                                               34,140         4,128
Other assets                                                           11,316         1,931
                                                                   ----------    ----------
      Total assets                                                 $1,170,363    $1,012,685
                                                                   ==========    ==========

                                       26




Liabilities and shareholders' equity
Liabilities:
  Unpaid losses and settlement expenses                            $  520,494    $  415,523
  Unearned premiums                                                   167,044       142,023
  Reinsurance balances payable                                         44,279        32,161
  Income taxes -- current                                                  --         2,124
  Income taxes -- deferred                                             41,662        48,421
  Notes payable, short-term                                            78,397        39,644
  Other liabilities                                                    25,418        38,830
                                                                   ----------    ----------
      Total liabilities                                               877,294       718,726
                                                                   ----------    ----------
Shareholders' equity:
  Common stock ($1 par value, authorized 50,000,000 shares,
    issued 12,804,558 shares in 1999 and 12,790,428 shares in 1998)    12,804        12,790
   Paid-in capital                                                     70,531        71,093
   Accumulated other comprehensive earnings net of tax                 99,801       110,372
   Retained earnings                                                  189,250       163,324
   Deferred compensation                                                4,705         3,461
   Unearned ESOP shares, at cost (70,400 shares)                           --        (2,501)
   Treasury stock, at cost (2,931,212 shares in 1999 and
      2,384,736 shares in 1998)                                       (84,022)      (64,580)
      Total shareholders' equity                                      293,069       293,959
                                                                   ----------    ----------
      Total liabilities and shareholders' equity                   $1,170,363    $1,012,685
                                                                   ==========    ==========

               The accompanying notes are an integral part of the
                      consolidated financial statements.

Consolidated Statements of Earnings and Comprehensive Earnings
RLI Corp. and Subsidiaries


                                                         Years ended December 31,
(in thousands, except per share data)                 1999        1998          1997
Net premiums earned                                  $195,274    $142,324     $141,884
Net investment income                                  26,015      23,937       24,558
Net realized investment gains                           4,467       1,853        2,982
                                                     --------    --------     --------
      Consolidated revenue                            225,756     168,114      169,424
                                                     --------    --------     --------
Losses and settlement expenses                         96,457      64,728       61,251
Policy acquisition costs                               66,552      44,281       43,140
Insurance operating expenses                           15,130      16,526       18,742
Interest expense on debt                                4,104       2,280        1,548
General corporate expenses                              2,091       3,915        4,172
                                                     --------    --------     --------
      Total expenses                                  184,334     131,730      128,853
                                                     --------    --------     --------
Equity in earnings of unconsolidated investee           1,613       1,337          951
                                                     --------    --------     --------
Earnings before income taxes                           43,035      37,721       41,522
                                                     --------    --------     --------
Income tax expense (benefit):
  Current                                              13,659      10,065       11,698
  Deferred                                             (2,075)       (583)        (347)
                                                     --------    --------     --------
      Income tax expense                               11,584       9,482       11,351
                                                     --------    --------     --------
Net earnings                                         $ 31,451    $ 28,239     $ 30,171
                                                     ========    ========     ========
Other comprehensive earnings (loss), net of tax
  Unrealized gains (losses) on securities:
    Unrealized holding gains (losses)
      arising during the period                      $ (7,689)    $24,259      $37,682
    Less: Reclassification adjustment for gains
      included in net earnings                         (2,882)       (740)      (1,438)
                                                     --------    --------     --------
Other comprehensive earnings (loss)                   (10,571)     23,519       36,244
                                                     --------    --------     --------
Comprehensive earnings                               $ 20,880    $ 51,758     $ 66,415
                                                     ========    ========     ========

                                       28




Earnings per share:
  Basic
    Net earnings per share from operations              $2.82       $2.58        $2.71
    Realized gains, net of tax                           0.29        0.11         0.19
                                                     --------    --------     --------
    Basic net earnings per share                        $3.11       $2.69        $2.90
                                                     ========    ========     ========
    Basic comprehensive earnings per share              $2.06       $4.92        $6.38
                                                     ========    ========     ========
  Diluted
    Net earnings per share from operations              $2.79       $2.54        $2.50
    Realized gains, net of tax                           0.29        0.11         0.16
                                                     --------    --------     --------
    Diluted net earnings per share                      $3.08       $2.65        $2.66
                                                     ========    ========     ========
    Diluted comprehensive earnings per share            $2.04       $4.87        $5.76
                                                     ========    ========     ========
Weighted average number of common shares outstanding:
  Basic                                                10,124      10,514       10,402
                                                     --------    --------     --------
  Diluted                                              10,222      10,638       11,714
                                                     --------    --------     --------

           The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity
RLI Corp. and Subsidiaries


                                                      Accumulated
                                                      Other                                                   Total
                                                      Compre-                Deferred   Unearned   Treasury   Share-
(in thousands,                     Common   Paid-in   hensive     Retained   Compen-    ESOP       Stock      holders'
except per share data)              Stock   Capital   Earnings    Earnings   sation     shares     at Cost    Equity
Balance, January 1, 1997           $ 8,453  $31,692   $ 50,609     $115,164                        $ (5,879)   $200,039
Net earnings                                                        30,171                                       30,171
Other comprehensive
  earnings, net of tax                                  36,244                                                   36,244
Net change from conversion
  of convertible debentures          1,769   43,485                                                              45,254
Treasury shares purchased
  (1,204,625 shares)                                                                                (39,670)    (39,670)
Shares issued from exercise
  of stock options                       8      154                                                                 162
Other capital items, including
  CatEPuts amortization                        (745)                                                               (745)
Dividends declared
  ($.47 per share)                                                  (4,903)                                      (4,903)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997         $10,230  $74,586   $ 86,853     $140,432                        $(45,549)   $266,552
Net earnings                                                         28,239                                      28,239
Other comprehensive
  earnings, net of tax                                  23,519                                                   23,519
Treasury shares purchased
  (390,464 shares)                                                                                  (15,570)    (15,570)
5-for-4 stock split                  2,558   (2,574)                                                                (16)
Adjustment to accounting for
  deferred compensation plans                                                 3,461                  (3,461)          0
Shares issued from exercise
  of stock options                       2       60                                                                  62
Other capital items, including
  CatEPuts amortization                        (979)                                                               (979)
Unearned ESOP shares
  purchased                                                                                (2,501)               (2,501)
Dividends declared
  ($.51 per share)                                                   (5,347)                                     (5,347)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998         $12,790  $71,093   $110,372     $163,324  $3,461       $(2,501) $(64,580)   $293,959

                                       30




Net earnings                                                         31,451                                      31,451
Other comprehensive
  earnings, net of tax                                 (10,571)                                                 (10,571)
Treasury shares purchased
  (546,476 shares)                                                                                  (18,198)    (18,198)
Adjustment to accounting for
  deferred compensation plans                                                 1,244                  (1,244)          0
Shares issued from exercise
  of stock options                      14      288                                                                 302
Other capital items, including
  CatEPuts amortization                        (850)                                                               (850)
Unearned ESOP shares
  purchased                                                                                 2,501                 2,501
Dividends declared
  ($.55 per share)                                                   (5,525)                                     (5,525)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999         $12,804  $70,531    $99,801     $189,250  $4,705            $0  $(84,022)   $293,069
------------------------------------------------------------------------------------------------------------------------

                   The accompanying notes are an integral part of the
                           consolidated financial statements.

Consolidated Statements of Cash Flows
RLI Corp. and Subsidiaries


                                                                  Years ended December 31,
                                                                ---------------------------
(in thousands)                                                    1999       1998     1997
Cash Flows from Operating Activities
  Net earnings                                                  $31,451   $28,239  $30,171
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Net realized investment (gains)                            (4,467)   (1,853)  (2,982)
      Depreciation                                                2,663     2,070    2,290
      Other items, net                                           (4,643)   (4,525)    (327)
      Change in:
        Accrued investment income                                  (340)     (109)    (512)
        Premiums and reinsurance balances receivable
          (net of direct write-offs and commutations)            (5,789)   (9,949)   7,470
        Reinsurance balances payable                              5,678     7,771      691
        Ceded unearned premium                                   17,935   (10,103)   4,028
        Reinsurance balances recoverable on unpaid losses         8,704   (12,550)   2,284
        Deferred policy acquisition costs                       (10,243)     (526)  (5,321)
        Unpaid losses and settlement expenses                     6,134    11,260   (1,538)
        Unearned premiums                                        14,414    13,480   (1,239)
        Income taxes:
          Current                                                   313      (578)     567
          Deferred                                               (2,075)     (583)    (347)
      Changes in investment in unconsolidated investee:
        Undistributed earnings                                   (1,613)   (1,337)    (951)
        Dividends received                                           --     1,495       --
      Net proceeds from trading portfolio activity                  239     1,376      738
                                                               --------  -------- --------
    Net cash provided by operating activities                    58,361    23,578   35,022
                                                               --------  -------- --------

                                       32




Cash Flows from Investing Activities
  Purchase of:
    Fixed maturities, held-to-maturity                          (49,750)  (29,793) (56,645)
    Fixed maturities, available-for-sale                        (15,651)   (8,898)  (8,890)
    Equity securities, available-for-sale                       (15,873)  (15,790) (10,609)
    Short-term investments, net                                 (13,359)   (7,799)      --
    Property and equipment                                       (5,710)   (2,529)  (2,745)
    Unconsolidated investee ownership interest                       --        --   (3,694)
    Interest in Underwriters Indemnity Holdings                 (40,700)       --       --
  Issuance of note receivable                                   (10,000)       --       --
  Proceeds from sale of:
    Fixed maturities, available-for-sale                         11,111       772    8,386
    Equity securities, available-for-sale                        18,671     8,207    5,780
    Short-term investments, net                                      --        --   22,127
    Property and equipment                                          276       646      195
  Proceeds from call or maturity of:
    Fixed maturities, held-to-maturity                           38,560    34,596   29,083
    Fixed maturities, available-for-sale                          9,836     5,511    1,304
                                                               --------  -------- --------
    Net cash used in investing activities                       (72,589)  (15,077) (15,708)
                                                               --------  -------- --------
Cash Flows from Financing Activities
  Proceeds from issuance of debt                                 35,189    14,744   24,900
  Fractional shares paid                                             --       (16)      (1)
  Shares issued under stock option plan                             302        62      162
  Unearned ESOP shares                                            2,501    (2,501)      --
  Treasury shares purchased                                     (18,198)  (15,570) (39,670)
  Cash dividends paid                                            (5,566)   (5,220)  (4,705)
                                                               --------  -------- --------
    Net cash provided by (used in) financing activities          14,228    (8,501) (19,314)
                                                               --------  -------- --------
Net decrease in cash                                                  0         0        0
Cash at beginning of year                                             0         0        0
                                                               --------  -------- --------
Cash at end of year                                            $      0  $      0 $      0
                                                               ========  ======== ========

The accompanying notes are an integral part of the consolidated financial statements.

1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. DESCRIPTION OF BUSINESS: RLI Corp. is a holding company that, through its subsidiaries, underwrites selected property and casualty insurance products.

     The property and casualty insurance segment, RLI Insurance Group (the Group), is composed of four insurance companies. RLI Insurance Company, the principal subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Underwriters Indemnity Company (UIC), a subsidiary of RLI Insurance Company, writes multiple lines of insurance on an admitted basis in 23 states and the District of Columbia. UIC writes surplus lines insurance in an additional 12 states. Planet Indemnity Company (PIC), a subsidiary of UIC, writes multiple lines of insurance on an admitted basis in seven states. PIC writes surplus lines insurance in an additional 16 states and the District of Columbia.

     B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of RLI Corp. and its subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years' financial statements to conform with the classifications used in 1999.

     In January 1999, RLI Insurance Company acquired Underwriters Indemnity Holdings, Inc. (UIH), located in Houston, Texas. UIH specializes in the marketing and underwriting of surety products for oil, gas, mining and other energy-related exposures.

     RLI paid $40.7 million in cash in exchange for all outstanding shares of UIH. Included in the transaction were both of UIH's insurance operating subsidiaries, Underwriters Indemnity Company and Planet Indemnity Company. The transaction was financed through short-term borrowings and has been accounted for under the purchase method of accounting. See note 11 for further discussion and related disclosures.

     In January 1997, the Company paid $3.7 million for an additional 10% ownership interest in Maui Jim, Inc., bringing the Company's total minority interest in Maui Jim, Inc. to 44%.

     C. INVESTMENTS: In compliance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: held-to-maturity, trading, or available-for-sale.

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

TRADING SECURITIES

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. The Company has classified approximately 2% of its portfolio of debt securities as trading.

AVAILABLE-FOR-SALE SECURITIES

All other debt and equity securities not included in the above categories are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. All of the Company's equity securities and approximately 12% of debt securities are classified as available-for-sale.

      Short-term investments are carried at cost, which approximates fair value.

      The Company continuously monitors the values of its investments in fixed maturities and equity securities. If this review shows that a decline in fair value is other than temporary, the Company's carrying value in the investment is reduced to its estimated realizable value through an adjustment to earnings. Realized gains and losses on disposition of investments are based on specific identification of the investments sold.

      Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Dividends on equity securities are credited to earnings on the ex-dividend date.

      D. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the appropriate liabilities, since reinsurance does not relieve the Company of its legal liability to its policyholders.

      The Company continuously monitors the financial condition of its reinsurers. The Company's policy is to periodically charge to earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers. No charges occurred in 1997, 1998 or 1999. The Company believes that current reserve levels for uncollectible reinsurance are sufficient to cover the related exposure.

      E. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on the Company. Based on the current assumptions used in calculating reserves, management believes that the Company's overall reserve levels at December 31, 1999, are adequate to meet its future obligations.

      F. REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on the monthly pro rata basis.

      G. POLICY ACQUISITION COSTS: The costs of acquiring insurance premiums -- principally commissions and brokerage, sales compensation, premium taxes, and other direct underwriting expenses -- net of reinsurance commissions received, are amortized over the life of the policies in order to properly match policy acquisition costs to the related premium revenue. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

      H. PROPERTY AND EQUIPMENT: Property and equipment are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 40 years for buildings and improvements.

     I. INTANGIBLE ASSETS: Goodwill is amortized on a straight-line basis for financial statement purposes over periods ranging from 10 to 20 years.

     J. INCOME TAXES: The Company files a consolidated income tax return. Tax provisions are computed and apportioned to the subsidiaries on the basis of their taxable income.

     K. EARNINGS PER SHARE: Pursuant to disclosure requirements contained in FASB Statement 128, the following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the financial statements. Conversion of the Company's $46.0 million convertible debenture occurred in July 1997. See note 4 for further discussion and related disclosures.


                                                    Income        Shares      Per Share
(in thousands, except per share data)             (Numerator)  (Denominator)   Amount
FOR THE YEAR ENDED DECEMBER 31, 1999

BASIC EPS

Income available to
  common shareholders                                 31,451      10,124          3.11
Incentive stock options                                   --          98
DILUTED EPS
Income available to common share-
  holders and assumed conversions                     31,451      10,222          3.08

For the year ended December 31, 1998
BASIC EPS
Income available to
  common shareholders                                 28,239      10,514          2.69
Incentive stock options                                   --         124
DILUTED EPS
Income available to common share-
  holders and assumed conversions                     28,239      10,638          2.65

For the year ended December 31, 1997
BASIC EPS
Income available to
  common shareholders                                 30,171      10,402          2.90
EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                 1,012       1,230
Incentive stock options                                   --          82
DILUTED EPS
Income available to common share-
  holders and assumed conversions                     31,183      11,714          2.66

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

Other comprehensive income (loss), as shown, is net of tax expense (benefit) of ($5.7 million), $12.7 million, and $19.5 million, respectively, for 1999, 1998, and 1997.

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

     N. STOCK BASED COMPENSATION: The Company grants to officers and directors stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes no compensation expense for the stock option grants. See note 8 for further discussion and related disclosures.

     O. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its financial statements. The more significant risks and uncertainties, as well as the Company's methods for mitigating, quantifying, and minimizing such, are presented below and throughout the notes to the consolidated financial statements.

CATASTROPHE EXPOSURES

The Company's past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods, and windstorms are covered by certain of the Company's property policies. The Company has a concentration of such coverages in California (51.6% of gross property premiums written during 1999). Using computer-assisted modeling techniques, the Company quantifies and monitors its exposure to catastrophic events. The Company limits its risk to such catastrophes through the purchase of reinsurance. Utilizing the above, the Company attempts to limit its net aggregate exposure to a single catastrophic event to less than 10% of shareholders' equity.

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

FINANCIAL STATEMENTS

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Management continually updates its estimates as additional data becomes available and adjusts the financial statements as deemed necessary. Other estimates such as the recoverability of reinsurance balances, deferred tax assets and deferred policy acquisition costs are regularly monitored, evaluated, and adjusted. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on management's expectations of future events.

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

      The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The Company regularly monitors its subsidiaries' internal capital requirements and the NAIC's RBC developments. The Company has determined that its capital levels are well in excess of the minimum capital requirements for all RBC action levels, and that its capital levels are sufficient to support the level of risk inherent in its operations.


2   INVESTMENTS

      A summary of net investment income is as follows:



Investment Income (in thousands)      1999         1998       1997
Interest on fixed maturities       $19,837      $19,479    $19,659
Dividends on equity securities       7,120        6,718      6,361
Interest on short-term investments   2,318        1,296      1,531
Gross investment income             29,275       27,493     27,551
Less investment expenses             3,260        3,556      2,993
Net investment income              $26,015      $23,937    $24,558

      Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:


Realized/unrealized gains (in thousands)    1999         1998      1997
Net realized investment gains (losses)
  Fixed maturities
    Held-to-maturity                         $ 7        $ 34    $    27
    Trading                                 (446)        179        117
    Available-for-sale                      (494)         (9)       175
  Equity securities                        4,928       1,148      2,037
  Other                                      472         501        626
                                           4,467       1,853      2,982
Net changes in unrealized gains
  (losses) on investments
  Fixed maturities
    Held-to-maturity                     (14,533)      3,779      4,030
    Available-for-sale                      (945)       (147)       100
  Equity securities                      (15,318)     36,330     55,660
                                         (30,796)     39,962     59,790
Net realized investment gains  and
  changes in unrealized gains
  (losses) on investments               $(26,329)    $41,815    $62,772

      Following is a summary of the disposition of fixed maturities for the years ended December 31, with separate presentations for sales and calls/maturities.


SALES                           Proceeds    Gross  Realized  Net Realized
(in thousands)                 From Sales    Gains  Losses   Gain (Loss)
1999 -- Available-for-sale      $10,210      $188   $(829)      $(641)
        Trading                   4,222        15     (34)        (19)

1998 -- Available-for-sale          772        --      --          --
        Trading                   9,358       131     (17)        114

1997 -- Available-for-sale        8,386       259     (84)        175
        Trading                   4,354        16     (25)         (9)

CALLS/MATURITIES                Proceeds     Gross   Realized   Net Realized
(in thousands)                 From Sales    Gains   Losses     Gain (Loss)
1999 -- Held-to-maturity        $48,560       $ 7      --         $ 7
        Available-for-sale       12,537       151    $ (4)        147
        Trading                     257        --      --          --

1998 -- Held-to-maturity         34,596        46     (12)         34
        Available-for-sale        5,511         1     (10)         (9)
        Trading                      70        --      --          --

1997 -- Held-to-maturity         29,083        48     (20)         28
        Available-for-sale        1,304        --      --          --
        Trading                      55        --      --          --

      The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 1999 and 1998.


                                   Amortized    Estimated     Gross  Unrealized
(in thousands)                       Cost       Fair Value    Gains    Losses
1999
Held-to-maturity
  U.S. government                  $121,788     $120,074      $ 115    $(1,829)
  States, political subdi-
    visions & revenues              172,411      170,145        511     (2,777)
Total held-to-maturity             $294,199     $290,219      $ 626    $(4,606)
Trading
  U.S. government                  $  4,240     $  4,081      $   2    $  (161)
  Corporate                           3,447        3,370         --        (77)
  States, political subdi-
    visions & revenues                  200          200         --         --
Total trading                      $  7,887     $  7,651      $   2    $  (238)
Available-for-sale
  U.S. government                  $ 25,472     $ 25,153      $   8    $  (327)
  States, political subdi-
    visions & revenues               15,805       15,510         24       (319)
Fixed maturities                     41,277       40,663         32       (646)
Equity securities                   130,808      284,639    157,761     (3,930)
Total available-for-sale           $172,085     $325,302   $157,793    $(4,576)
Total                              $474,171     $623,172   $158,421    $(9,420)

1998
Held-to-maturity
  U.S. government                  $124,419     $128,814     $4,395         --
  States, political subdi-
    visions & revenues              159,573      165,730      6,173        (16)
Total held-to-maturity             $283,992     $294,544   $ 10,568     $  (16)
Trading
  U.S. government                  $  3,652     $  3,726     $   80    $    (6)
  Corporate                           4,103        4,216        113         --
  States, political subdi-
    visions & revenues                  402          406          4         --


Total trading                      $  8,157     $  8,348     $  197    $    (6)
Available-for-sale
  U.S. government                  $ 15,177     $ 15,528     $  351         --
  Corporate                           9,150        8,893        255       (512)
  States, political subdi-
    visions & revenues               11,858       12,095        241         (4)
Fixed maturities                     36,185       36,516        847       (516)
Equity securities                   127,367      296,521    170,357     (1,203)
Total available-for-sale           $163,552     $333,037   $171,204    $(1,719)
Total                              $455,701     $635,929   $181,969    $(1,741)

      The amortized cost and estimated fair value of fixed-maturity securities at December 31, 1999, by contractual maturity, are shown as follows.


                                           Amortized   Estimated
(in thousands)                               Cost     Fair Value
Held-to-maturity
  Due in one year or less                 $ 26,410     $ 26,580
  Due after one year through five years     86,690       85,808
  Due after five years through ten years   128,188      126,726
  Due after ten years                       52,911       51,105
                                          $294,199     $290,219
Trading
  Due in one year or less                    $ 500        $ 500
  Due after one year through five years      3,321        3,277
  Due after five years through ten years     2,889        2,740
  Due after ten years                        1,177        1,134
                                           $ 7,887      $ 7,651
Available-for-sale
  Due in one year or less                  $ 7,833      $ 7,839
  Due after one year through five years     24,977       24,588
  Due after five years through ten years     6,206        6,102
  Due after ten years                        2,261        2,134
                                          $ 41,277     $ 40,663

      Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.

      At December 31, 1999, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $99.8 million. This amount was net of deferred taxes of $53.4 million. At December 31, 1998, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $110.4 million. This amount is net of deferred taxes of $59.1 million.

      The Company is party to a securities lending program where-by fixed-income securities are loaned to third parties, primarily major brokerage firms. As of December 31, 1999 and 1998, fixed maturities with a fair value of $13.1 million and $25.1 million, respectively, were loaned. Agreements with custodian banks facilitating such lending generally require 102% of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to FASB Statements 125 and 127, an invested asset and a corresponding liability have been recognized for this collateral amount. To further minimize the credit risks related to this lending program, the Company monitors the financial condition of counter parties to these agreements.

      As required by law, certain fixed maturities and short-term investments amounting to $20.6 million at December 31, 1999, were on deposit with either regulatory authorities or banks. Additionally, the Company has certain fixed maturities held in trust amounting to $7.7 million at December 31, 1999. These funds cover net premiums, losses, and expenses related to a property and casualty insurance program.

3   POLICY ACQUISITION COSTS

      Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:


(in thousands)                         1999         1998      1997
Deferred policy acquisition costs,
  beginning of year                   $22,510      $21,985    $16,664
Deferred policy acquisition costs,
  UIH, Inc. - Acquisition Date          1,604
Deferred:
  Direct commissions                   64,312       55,035     57,034
  Premium taxes                         5,982        4,489      4,382
  Other direct underwriting expenses   26,340       20,335     16,340
  Ceding commissions                  (20,450)    (33,644)    (27,812)
Net deferred                           76,184       46,215     49,944
Amortized                              65,940       45,690     44,623
Deferred policy acquisition costs,
  end of year                         $34,358      $22,510    $21,985

Policy acquisition costs:
  Amortized to expense                 65,940       45,690     44,623
Period costs:
  Ceding commission-D contingent       (3,159)     (6,604)     (4,400)
  Other                                 3,771        5,195      2,917
Total policy acquisition costs        $66,552      $44,281    $43,140

4   DEBT

      On July 28, 1993, the Company issued $46.0 million of 6.0% convertible debentures that were to mature July 15, 2003, and pay interest semiannually. On June 20, 1997, the Company announced that it was calling for redemption all convertible debentures. The entire issue was redeemed for cash on July 22, 1997, at 103% of its principal amount, plus accrued interest. Holders of the debenture had the option to convert, at any time prior to the close of business on July 21, 1997, the debentures at an exchange rate of 48.0769 shares of RLI common stock for each $1,000 principal amount of convertible debt. On July 22, 1997, the entire $46.0 million was converted into RLI common stock. This conversion created an additional 2,211,499 new shares of RLI common stock.

      The Company continued the use of short-term credit facilities through reverse repurchase transactions. During 1999, the Company borrowed $42.8 million in reverse repurchase agreements, in part, to finance the January acquisition of Underwriters Indemnity Holdings.

      Interest paid on outstanding debt for 1999, 1998, and 1997, amounted to $3.5 million, $2.3 million, and $2.8 million, respectively.

      The Company maintains a $30.0 million revolving line of credit from one financial institution. The facility has a three-year term that expires on December 31, 2001. As of December 31, 1999, the Company had $19.6 million in outstanding debt from this facility. The weighted-average interest rate on this line of credit was 5.98% for 1999. Additionally, the Company was party to five reverse repurchase transactions totaling $58.8 million.

5   REINSURANCE

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

      Through the purchase of reinsurance, the Company generally limits the loss on any individual risk to $700,000. Additionally, through extensive use of computer-assisted modeling techniques, the Company monitors the concentration of risks exposed to catastrophic events (predominantly earthquakes). The Company seeks to limit its estimated net aggregate exposure to a single catastrophic event to less than 10% of shareholders' equity.

      In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing program with Zurich Reinsurance NA (Zurich Re). The program, called Catastrophe Equity Puts (CatEPuts), augments the Company's traditional reinsurance by integrating its loss financing needs with a pre-negotiated sale of securities linked to exchange-traded shares. CatEPuts allows the

Company to put up to $50.0 million of its convertible preferred shares to Zurich Re at a pre-negotiated rate in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. CatEPuts began as a multi-year program and is designed to enable the Company to continue operating after a loss of such magnitude that its reinsurance capacity is exhausted. If the Company exercises its option to put preferred shares to Zurich Re, then Zurich Re, in turn, has the option to reinsure certain business written by the Company on a prospective basis. This agreement is scheduled for renewal at July 1, 2000.

      Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:


(in thousands)                        1999         1998     1997
WRITTEN
Direct                            $332,275     $288,135   $265,850
Reinsurance assumed                  7,300        2,938     12,993
Reinsurance ceded                 (111,951)    (145,372)  (134,170)
Net                               $227,624     $145,701   $144,673

EARNED
Direct                            $314,111     $274,996   $268,569
Reinsurance assumed                 11,049        2,597     11,513
Reinsurance ceded                 (129,886)    (135,269)  (138,198)
Net                               $195,274     $142,324   $141,884

LOSSES AND SETTLEMENT
  EXPENSES INCURRED
Direct                            $189,394     $112,325   $ 96,379
Reinsurance assumed                  3,299        6,887      5,960
Reinsurance ceded                  (96,236)     (54,484)   (41,088)
Net                               $ 96,457     $ 64,728   $ 61,251

      At December 31, 1999, the Company had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses with American Re-Insurance Company and with Transatlantic Reinsurance Company (both rated A++ "Superior" by A.M. Best Company) that amounted to $66.3 million and $31.0 million, respectively. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 10% of shareholders' equity.

6   UNPAID LOSSES AND SETTLEMENT EXPENSES

      The following table reconciles the Company's liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 1999. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years' estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).

(in thousands)                      1999         1998       1997
Unpaid losses and LAE
  at beginning of year:
  Gross                           $415,523    $404,263    $405,801
  Ceded                           (168,261)   (155,711)   (157,995)
    Net                            247,262     248,552     247,806

Unpaid losses and LAE
  UIH, Inc.-DAcquisition Date:
  Gross                             74,979
  Ceded                            (67,642)
    Net                              7,337
Increase (decrease) in incurred
  losses and LAE:
  Current accident year            101,053      68,131      61,771
  Prior accident years              (4,596)     (3,403)       (520)
    Total incurred                  96,457      64,728      61,251
Loss and LAE payments for
  claims incurred:
  Current accident year            (21,675)   (14,762)     (11,284)
  Prior accident years             (53,892)   (54,927)     (49,023)
    Total paid                     (75,567)   (69,689)     (60,307)
Insolvent reinsurer charge off      (1,000)     7,911         (627)
Loss reserves commuted                 425     (4,240)         429
Net unpaid losses and LAE
  at end of year                  $274,914    $247,262    $248,552
Unpaid losses and LAE
  at end of year:
  Gross                            520,494     15,523      404,263
  Ceded                           (245,580)  (168,261)    (155,711)
    Net                           $274,914    $247,262    $248,552

      During the three years, overall development on prior accident-year loss and settlement expense reserves was insignificant to recorded loss and settlement expense reserves.

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

      The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) for the periods ended 1999, 1998 and 1997:


                                     Inception-to-date December 31,
(in thousands)                         1999         1998      1997
Loss and LAE payments for
  claims incurred
  Gross                               $22,565     $15,269    $11,570
  Ceded                               (13,671)     (9,354)    (7,646)
    Net                                 8,894     $ 5,915    $ 3,924
Unpaid losses and LAE at end of year
  Gross                               $16,125     $18,226    $14,880
  Ceded                                (8,566)     (9,391)    (8,842)
    Net                               $ 7,559     $ 8,835    $ 6,038

      Although the Company's environmental exposure is limited as a result of entering liability lines after the industry had already recognized it as a problem, management cannot determine the Company's ultimate liability with any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability, and standards of cleanup. Additionally, the Company participates primarily in the excess layers, making it even more difficult to assess the ultimate impact.

7   INCOME TAXES

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized in the following table.


(in thousands)                            1999         1998     1997
Deferred tax assets:
  Tax discounting of claim reserves    $ 16,989     $ 15,388  $ 14,775
  Unearned premium offset                 8,285        5,757     5,521
  Other, net                              1,772        2,551     3,016
                                         27,046       23,696    23,312
    Less valuation allowance              (300)         (300)     (300)
    Total deferred tax assets          $ 26,746     $ 23,396  $ 23,012
Deferred tax liabilities:
  Net unrealized appreciation
    of securities                      $ 53,421     $ 59,113  $ 46,448
  Deferred policy acquisition costs      12,025        7,879     7,695
  Book/tax depreciation                   1,298        1,328     1,606
  Other, net                              1,664        3,497     3,603
    Total deferred tax liabilities       68,408       71,817    59,352
    Net deferred tax asset (liability) $(41,662)    $(48,421) $(36,340)

      Management feels it is more likely than not that a portion of the Company's deferred tax assets will not be realized. Therefore, an allowance has been established for certain deferred tax assets that have an indefinite reversal pattern. Management also believes the Company's remaining deferred tax assets will be fully realized through deductions against future taxable income.

      Income tax expense attributable to income from operations for the years ended December 31, 1999, 1998, and 1997, differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as demonstrated in the following table.


(in thousands)                        1999         1998     1997
Provision for income taxes at
  the statutory federal tax rates  $15,062      $13,202    $14,533
Increase (reduction) in taxes
  resulting from:
  Dividends received deduction      (1,492)     (1,409)     (1,322)
  ESOP dividends paid deduction       (245)       (231)       (236)
  Tax exempt interest income        (2,576)     (2,271)     (1,876)
  Goodwill                             513          --          --
  State income tax provision           164          170        160
  Other items, net                     158           21         92
                                   $11,584      $ 9,482    $11,351

      The Company has recorded its deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, the Company's taxable income will be taxed at an effective rate of 35%.

      Net federal and state income taxes paid in 1999, 1998, and 1997, amounted to $13.3 million, $10.6 million, and $11.1 million, respectively.

      The Internal Revenue Service (IRS) has examined the Company's income tax returns through the tax year ended December 31, 1994. The IRS is not currently examining any of the Company's income tax returns.

8   EMPLOYEE BENEFITS

PENSION PLAN

      The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting age and service requirements. The plan provides a benefit based on a participant's service and the highest five consecutive years' average compensation out of the last 10 years. The Company funds pension costs as accrued, except that in no case will the Company contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974 or more than the maximum tax deductible contribution for the year. The plan reached the full funding limitation in 1986 and remained fully funded through 1993. During 1999, 1998, and 1997, the Company made the maximum tax deductible contribution allowed, totaling $448,695, $422,489, and $453,146, respectively, to adequately meet the funding requirements of the plan.

      The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

      The financial status of the plan for each of the three years ended December 31 is illustrated in the following tables:


                                                  For the year ended December 31,
                                                1999            1998          1997
Components of pension cost
  Service cost                                  $672,939     $ 530,886    $  414,301
  Interest cost                                  373,514       336,573       291,324
  Expected return on plan assets                (489,319)     (427,320)     (354,166)
  Recognized prior service cost                    3,051         3,051         3,051
  Recognized net loss                                 --            --         1,353
  Amortization of transition
    (asset) obligation                           (32,566)      (32,566)      (32,566)
Pension cost                                    $527,619    $  410,624    $  323,297
Accumulated benefit obligation                $3,593,215    $3,854,111    $3,222,460


                                                  For the year ended December 31,
                                                1999            1998          1997
Change in plan assets
  Fair value of plan assets
    at January 1                             $ 4,716,875     $4,157,321    $3,328,525
  Actual return on plan assets                  (147,904)       600,966       852,855
  Employer contribution                          448,695        422,489       453,146
  Benefit payments                              (487,801)      (463,901)     (477,205)
Fair value of plan assets
  at December 31                             $ 4,529,865    $ 4,716,875    $4,157,321
Change in projected
  benefit obligation
  Projected benefit obligation
    at January 1                             $ 5,337,974    $ 4,416,028    $4,039,460
  Service cost                                   672,939        530,886       414,301
  Interest cost                                  373,514        336,573       291,324
  Actuarial (gains) losses                      (994,808)       518,388       148,148
  Benefit payments                              (487,801)      (463,901)     (477,205)
Projected benefit obligation
  at December 31                             $ 4,901,818    $ 5,337,974    $4,416,028

  Funded status                              $  (371,953)   $  (621,099)   $ (258,707)
  Unrecognized net loss                          100,806        458,391       113,649


  Unamortized prior service cost                     163          3,214         6,265
  Unrecognized transition
    (asset) obligation                          (136,781)      (169,347)     (201,913)
(Accrued) prepaid at
  December 31                                $  (407,765)    $ (328,841)   $ (340,706)

Amounts recognized in the statement of
  financial position consist of:
  Accrued benefit liability                  $  (407,765)    $ (328,841)   $ (340,706)
Net amount recognized                        $  (407,765)    $ (328,841)   $ (340,706)

Rates
  Discount rate                                     8.00%         7.00%         7.25%
  Compensation increase                             6.00%         6.00%         6.00%
  Expected return on
    plan assets                                    10.00%        10.00%        10.00%

      At December 31, 1999, plan assets at fair value are comprised of approximately 93% equity securities and 7% invested cash.

EMPLOYEE STOCK OWNERSHIP AND BONUS AND INCENTIVE PLANS

The Company has an Employee Stock Ownership Plan (ESOP) and executive performance incentive plans. The Company evaluates the funding of the latter plans through Market Value Potential (MVP), which ensures that the interests of the Company's executives correspond with those of our shareholders.

      MVP requires that the Company generate a return on equity in excess of its cost of capital before the payment of bonuses. Under MVP, funds in excess of the cost of capital are first designated to fund the Company's ESOP up to the maximum allowable contribution of 15% of eligible wages. MVP in excess of the ESOP funding is then shared by the associates.

      Under the executive performance incentive plans, participants can receive a maximum of 1% of the excess on an after-tax basis, while officers can receive a maximum of approximately 8% of the excess on an after-tax basis. All remaining funds are reinvested in the Company for the benefit of the shareholders. MVP further limits the officer payout in a given year to 50% (60% prior to 1998) of the combination of bonuses earned in the previous fiscal year plus any unpaid balance carried forward from prior years. The remaining balance is at risk and is retained by the Company. This amount is posted to a participant's "bank account" and is subject to achieving the MVP target return in the succeeding fiscal year.

      The following table illustrates the amount earned, the percentage of MVP earned, and the subsequent amount paid for each year:


(in thousands)                        1999         1998     1997
Earned (current year)
  Executives                       $(1,126)      $3,114     $5,390
  Percent of MVP                     7.90%        8.10%      7.91%
Paid (subsequent year)
  Executives                          $894       $2,204     $3,858


      In addition to the executive amount paid in 1999, an additional $54,000 was deferred toward Company stock plans as discussed below.

      The Company's ESOP covers substantially all employees meeting eligibility requirements. ESOP contributions are determined annually by the Company's board of directors and are expensed in the year earned.
ESOP-related expenses were $2.9 million in 1999 and 1998 and $2.6 million in 1997. At its December 1999 meeting, the board approved a contribution. Contributions were authorized in 1998 and 1997, as well.

      During the third quarter of 1998, the Company leveraged the ESOP and purchased a total of 70,400 shares at an average price of $35.58 per share ($2.5 million) in advance of the actual contribution to the plan in January 1999. There were no additional shares purchased in 1999. As a result of the 1997 ESOP contribution made in January 1998, the ESOP purchased 61,802 shares on the open market at an average price of $38.54 ($2.4 million). During 1997, the ESOP purchased 79,801 shares of the Company's common stock on the open market at an average price of $26.62 ($2.1 million). Shares held by the ESOP are treated as outstanding in computing the Company's earnings per share. At December 31, 1998, unearned leveraged shares were not considered outstanding for calculating earnings per share.

Dividends on earned ESOP shares are passed through to the participants.

DEFERRED COMPENSATION

The Company maintains a Rabbi Trust for deferred compensation plans for directors, key employees and executive officers through which company shares are purchased. During 1998, the Emerging Issues Task Force reached its consensus on issue 97-14 relative to Rabbi Trusts. This prescribed an accounting treatment whereby the employer stock in the plan is classified and accounted for in equity, in a manner consistent with the accounting for treasury stock. This increased the Company's treasury stock by $3.5 million in 1998. The deferred compensation obligation is classified as an equity instrument. This treatment was applied prospectively by the Company in 1998.

      The expense associated with funding these plans is recognized through salary, bonus, and ESOP expenses for key employees and executive officers as disclosed in prior notes. The expense recognized from the directors deferred plan was $162,700, $175,900, and $158,600 in 1999, 1998 and 1997,
respectively. In 1999, the Rabbi Trusts purchased 38,837 shares of the Company's common stock on the open market at an average price of $32.97 ($1,280,347). In 1998, the Rabbi Trusts purchased 15,521 shares of the Company's common stock on the open market at an average price of $37.20 ($577,409). In 1997, the Rabbi Trusts purchased 9,679 shares of the Company's common stock on the open market at an average price of $31.62 ($306,027). At December 31, 1999, the Trusts' assets were valued at $7.3 million.

STOCK OPTION PLANS

During 1995, the Company adopted and the shareholders approved a tax-favored incentive stock option plan (the Incentive Plan). During 1997, the shareholders approved the Outside Directors' Stock Option Plan (the Directors' Plan). The Company accounts for these plans in accordance with APB Opinion No. 25, under which no compensation cost is recognized.

      Had compensation cost for the plan been determined consistent with FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:


(in thousands, except per share data)     1999         1998         1997
Net income:   As reported               $31,451      $28,239       $30,171
              Pro forma                  30,608       27,592        29,789
Diluted EPS:  As reported                 $3.08        $2.65         $2.66
              Pro forma                   $2.99        $2.59         $2.63

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

      The Company may grant options for up to 1,562,500 shares under the Incentive Plan and 250,000 shares under the Directors' Plan. Through December 31, 1999, the Company has granted 587,551 options under these plans. Under both plans, the option exercise price equals the stock's fair market value on the date of grant.

      A summary of the status of the plans at December 31, 1999, 1998 and 1997, and changes during the years then ended are presented in the following table and narrative:

                                    1999                 1998                    1997
                                       Weighted-            Weighted-               Weighted-
                                       Average              Average                 Average
                             Number    Exercise    Number   Exercise      Number    Exercise
                            of Shares  Price     of Shares  Price       of Shares   Price
Outstanding
  at beginning
  of year                   385,074    $27.78      277,347   $21.15      181,626    $17.72
Granted                     162,200     32.02      134,252    42.06      104,500     26.87
Exercised                    14,623     20.70        3,231    18.77        8,779     18.38
Forfeited                     5,920     30.88       23,294    32.22           --        --
Outstanding at
  end of year               526,731     29.25      385,074    27.78      277,347     21.14
Exercisable at
  end of year               180,174     23.16      112,652    19.46       50,413     17.45
Weighted-avg.
  fair value of
  options granted
  during year                          $ 9.87                $12.49                 $ 8.78

      The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.45%, 5.66% and 6.64%; expected dividend yields of 2.55%, 2.87% and 3.10%; expected lives of 10 years; and expected volatility of 23.56%, 23.79% and 26.30%.

      Information on the range of exercise prices for options outstanding as of December 31, 1999, is as follows:

                          Options Outstanding         Options Exercisable
                               Weighted-
                                Average    Weighted-               Weighted-
                 Outstanding   Remaining   Average   Exercisable   Average
   Range of         as of     Contractual  Exercise    as of       Exercise
Exercise Price    12/31/99       Life      Price      12/31/99     Price
$ 0.00-D $16.88    65,502        5.4       $16.48      52,591      $16.48
$16.89-D $21.10    82,851        6.3       $18.36      59,251      $18.35
$21.11-D $29.54    90,176        7.3       $26.09      39,175      $26.15
$29.55-D $33.76   157,825        9.3       $31.94       1,750      $32.70
$33.77-D $37.98    10,625        8.8       $35.09       2,050      $35.90
$37.99-D $42.20   119,752        8.3       $42.07      25,357      $41.93
                  526,731        7.8       $29.25     180,174      $23.16

POST-RETIREMENT BENEFITS OTHER THAN PENSION

     The Company does not provide post-retirement or post-employment benefits to employees and therefore does not have any liability under FASB Statement No. 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions' or FASB Statement No. 112, "Employers' Accounting for Post-employment Benefits."

9   STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

      The Company's insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. Reconciliations of net income and shareholders' equity (statutory surplus), as reported in conformity with statutory reporting practices to that reported in the accompanying financial statements on the basis of GAAP, are shown in the following tables. Consolidated net income, statutory basis, includes the results of UIC and PIC only from the date of acquisition, January 29, 1999.


                                             Year ended December 31,
Net Income (in thousands)                   1999       1998      1997
Consolidated net income,
  statutory basis                        $22,147    $29,404     $26,897
Deferred policy acquisition costs         10,243        526       5,321
Deferred income tax benefit                2,075        583         347
Net income of non-insurance operations,
  interest expense on debt and
  general corporate expense               (3,278)    (1,859)     (2,328)
Other                                        264       (415)        (66)
As reported in accompanying
  financial statements                   $31,451    $28,239     $30,171


                                                 December 31,
Shareholders' Equity (in thousands)           1999        1998
Consolidated surplus, statutory basis       $286,247    $314,484
Deferred policy acquisition costs             34,358      22,510
Goodwill                                       5,651          --
Nonadmitted assets                             6,397       3,399
Subsidiary ownership in RLI Corp.            (10,193)     (9,894)
Deferred tax liability                       (41,662)    (48,421)
Statutory liability for reinsurance              290         525
Equity of non-insurance companies             12,232      10,504
Other                                           (251)        852
As reported in accompanying
 financial statements                       $293,069    $293,959

      Dividend payments to the Company from its principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior notice or approval of the regulatory authorities of Illinois and California. The maximum dividend distribution is limited by Illinois and California law to the greater of: 10% of RLI Insurance Company's policyholder surplus as of December 31 of the preceding year, or the net income of RLI Insurance Company for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 2000 without prior notice or approval is $28.6 million -- 10% of RLI Insurance Company's 1999 policyholder surplus. The actual amount paid to the Company during 1999 was $24.9 million.


10   COMMITMENTS AND CONTINGENT LIABILITIES

      The Company is involved in certain legal proceedings and disputes considered by management to be ordinary and incidental to the business, or which have no foundation in fact. Management believes that valid defenses exist as to all such litigation and disputes and is of the opinion that these will not have a material effect on the Company's financial statements.

      The Company leases regional office facilities and automobiles under operating leases expiring in various years through 2004. Minimum future rental payments under noncancellable operating leases are as follows:


         2000                                      $1,514,179
         2001                                       1,321,003
         2002                                         968,896
         2003                                         532,217
         2004                                         212,931
         Total minimum future rental payments      $4,549,226

11   ACQUISITION

      On January 29, 1999, RLI Insurance Company purchased Underwriters Indemnity Holdings (UIH) for $40.7 million. The purchase was financed entirely through short-term debt. UIH is the insurance holding company for Planet Indemnity Company and Underwriters Indemnity Company. As a property/casualty insurance group these companies have combined to offer primarily surety and inland marine coverages on commercial risks relating to the exploration, drilling, producing and gathering activities of the oil and gas industry. Also provided to a lesser degree were control of well and general liability insurance. The genuine value of this operation was found almost exclusively in the surety operations. The casualty book was considered incidental to the overall business while the property business contained deficient premiums to an unknown extent. All property coverages are being non-renewed in accordance with allowable policy provisions.

      The acquisition is being accounted for under the purchase method of accounting for business combinations. RLI Corp.'s 1999 financial statements include the results of UIH's operations from January 29, 1999, through December 31, 1999. Accounting guidance derived primarily from APB 16 regarding business combinations dictates that the purchase price be allocated to the assets acquired less liabilities assumed with any excess being recorded as goodwill. The allocation of the purchase price results in goodwill of $32.0 million that will be amortized over 20 years.

      The table below summarizes, on a proforma basis, the Company's consolidated results of operations as if the purchase of UIH had taken place as of January 1, 1998.


                                          Years ended December 31,
                                             1999          1998
Consolidated revenue                      $224,560      $175,446
Net earnings                                25,489        29,490

Net earnings per share:
  Basic                                      $2.52         $2.80
  Diluted                                    $2.49         $2.77

      The dilutive effect on pro forma earnings was the result of recognizing pre-acquisition premium deficiency and reserve strengthening on the property business. As indicated above, the Company does not intend to pursue this line of business and consequently, does not anticipate any future earnings impact.

12   INDUSTRY SEGMENT INFORMATION

      The following table summarizes the Company's segment data as specified by FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by Company management.

      The segments of the property/casualty operations of the Company include property, casualty and surety. The property segment is comprised of insurance products providing physical damage coverage for commercial and personal risks. These risks are exposed to a variety of perils including earthquakes, fires and hurricanes. Losses are developed in a relatively short period of time.

      The casualty segment includes liability products where loss and related settlement expenses must be estimated, as the ultimate disposition of claims may take several years to fully develop. Policy coverage is more significantly impacted by evolving legislation and court decisions.

      The surety segment offers a selection of small- and medium-sized commercial products related to the statutory requirement for bonds on construction and energy-related projects. The results of this segment are characterized by relatively low loss ratios. However, expense ratios tend to be higher due to the high volume of transactions at lower premium levels.

      The investment income segment is the by-product of the interest and dividend income streams from the Company's investments in fixed-income and equity securities. Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of other segments. Investee earnings represent the Company's share in Maui Jim, Inc. earnings. The Company owns approximately 44% of the unconsolidated investee, which operates in sunglass and optical goods industries.

      The following table provides data on each of the Company's segments as used by company management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures via the Company's expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule. Goodwill amortization resulting from the UIH acquisition was allocated entirely to the surety segment.

                                                                                               Depreciation
(in thousands)                    Net Earnings                   Revenues                    and Amortization
---------------------------------------------------------------------------------------------------------------
                          1999       1998      1997      1999      1998       1997      1999     1998    1997
---------------------------------------------------------------------------------------------------------------
Property                $17,064    $19,800   $ 21,410  $ 51,390   $52,281   $62,028    $1,047   $1,048     $927
Casualty                 (2,328)    (2,292)    (3,185)  118,472    71,736    68,365     1,381      993      904
Surety                    2,399       (719)       526    25,412    18,307    11,491     2,037      280      169
Net investment income    26,015     23,937     24,558    26,015    23,937    24,558        68       81       91
Realized gains            4,467      1,853      2,982     4,467     1,853     2,982
General corporate
 and interest on debt    (6,195)    (6,195)    (5,720)                                    112      113       99
Equity in earnings of
 unconsolidated investee  1,613      1,337        951
---------------------------------------------------------------------------------------------------------------
Total segment earnings
 before income taxes     43,035     37,721     41,522
---------------------------------------------------------------------------------------------------------------
Income taxes             11,584      9,482     11,351
---------------------------------------------------------------------------------------------------------------
Total                  $ 31,451   $ 28,239    $30,171  $225,756  $168,114  $169,424    $4,645   $2,515   $2,190
---------------------------------------------------------------------------------------------------------------

13   UNAUDITED INTERIM FINANCIAL INFORMATION

     Selected quarterly information is as follows:


(in thousands, except per share data)        First    Second     Third     Fourth      Year
1999
Net premiums earned                        $45,789   $47,672   $50,992    $50,821   $195,274
Net investment income                        6,234     6,194     6,737      6,850     26,015
Net realized investment gains                   23     2,235     2,265        (56)     4,467
Earnings before income taxes                 8,659    12,285    11,941     10,150     43,035
Net earnings                                 6,578     9,021     8,471      7,381     31,451
Basic earnings per share(1)                  $0.63     $0.89     $0.85      $0.74      $3.11
Basic operating earnings per share(1)(2)     $0.63     $0.75     $0.70      $0.75      $2.82
Diluted earnings per share(1)                $0.63     $0.88     $0.84      $0.74      $3.08
Diluted operating earnings per share(1)(2)   $0.63     $0.74     $0.69      $0.74      $2.79

1998
Net premiums earned                        $34,915   $35,085   $35,951    $36,373   $142,324
Net investment income                        5,945     5,741     6,180      6,071     23,937
Net realized investment gains                  573        66        32      1,182      1,853
Earnings before income taxes                 9,422    10,393     7,137     10,769     37,721
Net earnings                                 6,976     7,625     5,578      8,060     28,239
Basic earnings per share(1)                  $0.66     $0.72     $0.53      $0.78      $2.69
Basic operating earnings per share(1)(2)     $0.62     $0.72     $0.53      $0.71      $2.58
Diluted earnings per share(1)                $0.65     $0.71     $0.53      $0.77      $2.65
Diluted operating earnings per share(1)(2)   $0.62     $0.71     $0.53      $0.70      $2.54

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

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


KPMG LLP

January 18, 2000

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

Management has established and maintains a system of internal controls throughout its operations that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. As part of its audit of the financial statements, KPMG considers certain aspects of the system of internal controls to the extent necessary to form an opinion on the financial statements and not to provide assurance on the system of internal controls. Management considers the recommendations of its internal auditor and independent public accountants concerning the Company's internal controls and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 1999, the Company's system of internal controls was adequate to accomplish the objectives described herein.

The audit committee is comprised solely of three non-employee directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent public accountants and the internal auditor have ready access to the audit committee.

Gerald D. Stephens, CPCU
President, RLI Corp.

Joseph E. Dondanville, CPA
Vice President, Chief Financial Officer, RLI Corp.

Selected Financial Data

The following is selected financial data of RLI Corp. and Subsidiaries for the eleven years ended December 31, 1999.


(amounts in thousands,
except per share data)             1999         1998     1997    1996     1995
Operating results
Gross sales                    $  370,057     316,863   306,383  301,500  293,922
Total revenue                  $  225,756     168,114   169,424  155,354  155,954
Net operating earnings
 (loss)(1)                     $   28,547      27,035    28,233   25,035    7,648
Net earnings (loss)            $   31,451      28,239    30,171   25,696    7,950
Comprehensive earnings
 (loss)(2)                     $   20,880      51,758    66,415   41,970   31,374
Net cash provided from
 operating activities          $   48,361      23,578    35,022   48,947   24,649
Net premiums written to
 statutory surplus                     79%         46%       54%      64%      76%
GAAP combined ratio                  91.2        88.2      86.8     87.4    107.5
Statutory combined ratio             90.1(4)     88.4      90.4     89.1    106.5
----------------------------------------------------------------------------------
Financial condition
Total investments              $  691,244     677,294   603,857  537,946  471,599
Total assets                   $1,170,363   1,012,685   911,741  845,474  810,200
Unpaid losses and
 settlement expenses           $  520,494     415,523   404,263  405,801  418,986
Total debt                     $   78,397      39,644    24,900   46,000   48,800
Total shareholders' equity     $  293,069     293,959   266,552  200,039  158,608
Statutory surplus              $  286,247     314,484   265,526  207,787  172,313
----------------------------------------------------------------------------------
Share information
Net operating earnings
 (loss) per share:
  Basic(3)                     $     2.82        2.58      2.71     2.54     0.78(5)
  Diluted(3)                   $     2.79        2.54      2.50     2.22     0.78(5)
Net earnings (loss)
 per share:
  Basic(3)                     $     3.11        2.69      2.90     2.60     0.81(5)
  Diluted(3)                   $     3.08        2.65      2.66     2.28     0.81(5)
Comprehensive earnings
 (loss) per share:(2)
  Basic(3)                     $     2.06        4.92      6.38     4.25     3.20(5)
  Diluted(3)                   $     2.04        4.87      5.76     3.62     2.77(5)(6)
Cash dividends declared
 per share                     $     0.55        0.51      0.47     0.44     0.41

Book value per share           $    29.68       28.44     24.70    20.46    16.16
Closing stock price            $    34.00       33.25     39.85    26.70    20.00
Stock split                                       125%                        125%
Weighted average shares
 outstanding:
  Basic(3)                         10,124      10,514   10,402    9,871    9,812
  Diluted(3)                       10,222      10,638   11,714   12,105    9,812
Common shares outstanding           9,873      10,335   10,793    9,777    9,814





(amounts in thousands,         1994        1993       1992     1991     1990     1989
except per share data)
Operating results
Gross sales                   295,966     266,480    220,048  215,498  181,216  149,230
Total revenue                 156,722     143,100    117,582  102,343   92,958   89,984
Net operating earnings
 (loss)(1)                     (2,403)     14,118     15,599   15,986   14,998    7,960
Net earnings (loss)            (4,776)     15,948     16,207   16,800   14,267    8,200
Comprehensive earnings
 (loss)(2)                     (8,513)     21,175     18,548   22,430   11,952   11,105
Net cash provided from
 operating activities          27,041      73,629     43,619   22,918   45,388   22,801
Net premiums written to
 statutory surplus                108%         94%       110%      95%     112%      96%
GAAP combined ratio             116.9        97.2       91.4     85.2     85.1     97.8
Statutory combined ratio        116.9        87.9(7)    95.8     91.6     92.2     99.5
----------------------------------------------------------------------------------------
Financial condition
Total investments             413,835     401,609    281,113  237,932  213,160  177,025
Total assets                  751,086     667,650    526,351  483,572  432,380  402,906
Unpaid losses and
 settlement expenses          394,966     310,767    268,043  244,667  235,807  230,524
Total debt                     52,255      53,000      7,000    9,400    7,000    9,700
Total shareholders' equity    131,170     140,706    117,393   99,678   79,851   70,276
Statutory surplus             136,125     152,262    100,585   88,605   70,410   68,571
----------------------------------------------------------------------------------------
Share information
Net operating earnings
 (loss) per share:
  Basic(3)                      (0.25)(5)    1.49       1.74     1.81     1.70     0.89
  Diluted(3)                    (0.25)(5)    1.42       1.74     1.81     1.70     0.89
Net earnings (loss)
 per share:
  Basic(3)                      (0.49)(5)    1.68(8)    1.81     1.90     1.61     0.91
  Diluted(3)                    (0.49)(5)    1.60(8)    1.81     1.90     1.61     0.91
Comprehensive earnings
 (loss) per share:(2)
  Basic(3)                      (0.87)(5)    2.23(8)    2.07     2.54     1.35     1.24
  Diluted(3)                    (0.87)(5)    2.10(8)    2.07     2.54     1.35     1.24
Cash dividends declared
 per share                       0.36        0.34       0.32     0.30     0.27     0.24

Book value per share            13.37       14.60      13.04    11.27     9.03     7.95
Closing stock price             13.12       16.96      15.84    10.56     9.28     5.44
Stock split
Weighted average shares
 outstanding:
  Basic(3)                      9,733       9,499      8,949    8,842    8,842    8,986
  Diluted(3)                    9,732      10,451      8,949    8,842    8,842    8,986
Common shares outstanding       9,812       9,639      9,002    8,842    8,842    8,842


(1) For all periods presented, net operating earnings represent the Company's net earnings reduced by after-tax realized gains. For 1993, the financial impact of FASB Statement No. 109 has also been deducted in arriving at operating earnings.

(2) See note 1.L to the consolidated financial statements.

(3) See note 1.K to the consolidated financial statements.

(4) The statutory combined ratio presented includes the results of UIC and PIC only from the date of acquisition, January 29, 1999.

(5) The combined effects of the Northridge Earthquake -- including losses, expenses and the reduction in revenue due to the reinstatement of reinsurance coverages -- reduced 1994 after-tax earnings by $25.0 million ($2.57 per basic share, $2.10 per diluted share) and 1995 after-tax earnings by $18.6 million ($1.90 per basic share, $1.54 per diluted share).

(6) For 1995, diluted earnings per share on a GAAP basis were antidilutive. As such, GAAP diluted and basic earnings per share were equal. Diluted comprehensive earnings per share, however, were not antidilutive. The number of diluted shares used for this calculation was 9,619.

(7) Contingent commission income recorded during 1993, from the cancellation of a multiple-year, retrospectively-rated reinsurance contract, reduced the statutory expense and combined ratio 10.3 points.

(8) Basic and diluted earnings per share include $.18 and $.16 per share, respectively, from the initial application of FASB Statement No. 109 "Accounting for Income Taxes."

                                       52