Form 10-K, Exhibit 13
period 2000-12-31
RLI CORP
filed 2001-03-26
CIK 84246

                        MANAGEMENT DISCUSSION & ANALYSIS
OVERVIEW>
RLI Corp. (the Company) is a holding company that underwrites selected property and casualty insurance through its major subsidiaries collectively known as RLI Insurance Group (the Group). The Group has accounted for approximately 87% of consolidated revenue over the last three years by providing property and casualty coverages primarily for commercial risks. As a niche insurer, the Group offers products targeted to the needs of those insureds generally overlooked by traditional insurance markets. Company management measures the results of its insurance operations by monitoring certain critical measures across three distinct business segments: property, casualty, and surety. Growth is measured in terms of gross written premiums and profitability is analyzed through GAAP combined ratios, which are further subdivided into their respective loss and expense components.
      The property and casualty insurance business is cyclical and influenced by many factors, including price competition, economic conditions, natural disasters, interest rates, state regulations, court decisions and changes in the law. One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs are fully known, because premiums are charged before claims are incurred. In evaluating the objective performance measures previously mentioned, it is important to consider the following individual characteristics of each major insurance segment.
      Property insurance results are subject to the variability introduced by natural and man-made disasters such as earthquakes, fires and hurricanes. The Company's major catastrophe exposure is to losses caused by earthquakes, since approximately 46% of the Company's 2000 total property premiums were written in California. The Company limits its net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.
      The casualty portion of the Company's business consists largely of commercial umbrella, general liability, transportation, personal umbrella and programs coverages. In addition, the Group provides directors & officers liability, employers indemnity and in-home business owners coverage. The casualty book of business is subject to the risk of accurately estimating losses and related loss reserves since the ultimate settlement of a casualty claim may take several years to fully develop. The casualty line may also be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.
      The surety segment of RLI specializes in writing small- and medium-sized commercial and contract surety products, as well as those for the energy, petrochemical and refining industries. The commercial surety products usually involve a statutory requirement for bonds. This industry has historically maintained a relatively low loss ratio. Losses may fluctuate, however, due to adverse economic conditions that may affect the financial viability of an insured.
                                       18

      The contract surety market guarantees the construction work of a commercial contractor for a specific project. As such, this line has historically produced marginally higher loss ratios than the miscellaneous surety line. Generally, losses occur due to adverse economic conditions, inclement weather conditions or the deterioration of a contractor's financial condition.
      The consolidated financial statements and related notes found on pages 28-50, and the "Forward Looking Statements" on page 27, should be read in conjunction with the following discussion.

OPERATIONS>
Consolidated gross sales for 2000 totaled $469.8 million, a 26.9% increase from 1999, which followed a 16.8% gain over 1998. This two-year trend was largely due to gross written premium growth of 28.9% and 16.7% for 2000 and 1999, respectively. These premium increases -- the combined effect of new product development, increased volume, and favorable market and price conditions in selected product lines -- also generated greater cash flow that led to investment income increases of 11.7% in 2000 and 8.7% in 1999. Consolidated revenue for 2000 was $263.5 million, compared to $225.8 million in the prior year. Net premiums earned, the main driver of this measurement, lagged behind the 2000 gross writing trend, as 1999 results included $20.0 million in returned ceded premiums from the implementation of a combined casualty reinsurance treaty. Conversely, an increase in net retained premiums accounted for much of a 1999 increase in consolidated revenue of 34.3%.


                                           Year Ended December 31,
GROSS SALES (in thousands)              2000          1999      1998
Gross premiums written              $437,867      $339,575  $291,073
Net investment income                 29,046        26,015    23,937
Realized investment gains              2,847         4,467     1,853
Total gross sales                   $469,760      $370,057  $316,863

      Net earnings for the Company were $28.7 million ($2.89 per diluted share) in 2000, compared to $31.5 million ($3.08 per share) in 1999 and $28.2 million ($2.65 per share) in 1998. Underwriting income is the most significant factor in the Company's earnings. While 1999 did show some volume-related improvement over 1998, the combined ratio increased as the Company's mix of business shifted more toward casualty lines. During 2000, underwriting profits were further pressured by property losses in excess of expectations.
      Comprehensive earnings more than doubled in 2000, reaching $42.0 million from $20.9 million in 1999. For 1998, the Company posted comprehensive earnings of $51.8 million. In 1999, rising interest rates on the financial and utility sectors of the Company's equity investment portfolio, as well as a general under-performance by value stocks, created unrealized investment losses. The robust returns in both 1998 and 2000 reflect the Company's commitment to its investment strategy, which management believes will maximize value for shareholders in the future as it has done historically, according to the following chart:


  DILUTED EARNINGS PER SHARE      Net    Comprehensive
  1996                          $ 2.28      $ 3.62
  1997                            2.66        5.76
  1998                            2.65        4.87
  1999                            3.08        2.04
  2000                            2.89        4.23
  Total                         $13.56      $20.52

      As this chart indicates, comprehensive earnings per share for the last five years exceeded reported net earnings by 51.3%.

RLI INSURANCE GROUP
As indicated earlier, gross written premiums grew substantially in each of the last two years. While the 1999 increase was mostly attributable to the casualty segment, all three segments grew significantly in 2000. Underwriting income peaked at $17.1 million in 1999, up from $16.8 million in 1998, despite a rise in the total combined ratio from 88.2 to 91.2. Higher-than-anticipated property losses and increased reinsurance costs in 2000 dropped underwriting income to $12.1 million on a 94.8 combined ratio. The expense ratio dropped each of the last two years, as spending increases were leveraged against higher volume.
      The Company's property segment contributed gross written premiums of $160.5 million in 2000, a 28.6% improvement over 1999. By comparison, 1999 premium volume had only grown 9.8%, in part due to a 7.7% drop in difference in conditions premiums from 1998. This line rebounded in 2000, with a 9.6% increase. The segment's other major source of premiums in 2000 was the new construction line, which produced $20.1 million in writings. Unfortunately, much of this growth came during the seasonal height of loss activity, driving the property segment combined ratio to 91.7, compared to 66.8 and 62.2 in 1999 and 1998, respectively. While management anticipated early construction loss activity ahead of premium earnings, this segment's loss ratio of 139% far exceeded these expectations. As a result, several courses of action were pursued, including rate and deductible increases, commission restrictions, reinsurance revisions and other types of exposure control. Management believes these changes should result in improvements in the coming months.
      Other property lines also experienced somewhat higher loss ratios. While the causes in any given line vary considerably, in each case, management evaluates the activity within the context of given time horizons, and takes appropriate underwriting action where necessary. Such actions may include the discontinuance of certain lines that do not give indications of long term profitability.
      While the property expense ratio declined to 36.1% in 1999 compared to 1998, a slight increase to 38.0% was seen in 2000. This was primarily the result of higher reinsurance costs. Lines not affected by these increases actually saw expense ratios decline as they posted premium increases without commensurate growth in infrastructure.
      Casualty gross written premiums continued to grow substantially; the $233.9 million result in 2000 was a 27.2% increase over the $183.9 million posting in 1999. This followed 1999 growth of 23.7% over 1998, achieved primarily through the transportation and umbrella lines combining for $24.6 million of the total $35.2 million increase. This upward trend in casualty lines continued in 2000, with the bulk of the increase coming from the program business line. Bolstered with additional underwriting expertise, this line generated $19.1 million more production than 1999; virtually none of this business had been written in 1998. Transportation contributed $11.5 million to 2000 growth.
      The GAAP combined ratio for the casualty segment fell to 101.9 in 1999, compared to 103.2 in 1998. The new combined casualty reinsurance contract, implemented at the start of 1999, resulted in an assumption of less exposure per risk. It also increased the retention of premiums and eliminated reinsurance commissions associated with this segment. In 2000, the casualty combined ratio dropped below 100 to 97.4. This was the result of releasing reserve redundancies on selected lines based on favorable loss experience. This action, in conjunction with the conservative approach to a 100-plus combined ratio for this segment, supports management's belief that casualty loss reserves will be adequate and investment income derived from reserved funds will provide significant future earnings potential.
      Surety gross written premiums increased to $43.4 million in 2000, a 40.5% improvement over 1999. This dramatic increase eclipsed 1999 growth of 7.4%, which was hampered by a discontinued producer relationship late in 1998. The growth in 2000 was due to the combined impact of both contract and oil and gas operations, which experienced volume-related gains of 60.4% and 42.3%, respectively. While the previous two years were vulnerable to rate instability, this trend began to moderate during 2000, causing cautious optimism for the coming months.
      The increased volume was not achieved at the expense of profits. The combined ratio for 2000 was a stellar 89.6 despite a slightly higher loss ratio from unfavorable experience in the second quarter. This was more than offset by the reduced expense ratio of 65.7, compared to 71.0 in 1999, as certain lines transitioned from product start-up modes to a more efficient economy of scale. The segment's combined ratio in 1999 was 90.5, compared to 103.9 in 1998. The prior year included a charge of $2.6 million related to unfavorable loss development from a discontinued contract surety book.

INVESTMENT INCOME
Net dividend and interest income increased by 11.7% during 2000 due to increased cash flow allocated to fixed-income investments and higher reinvestment rates. On an after-tax basis, investment income increased by 10.2%. The Company realized $2.8 million in capital gains in 2000, compared to $4.5 million in 1999. Operating cash flows were $53.1 million in 2000. Cash flows in excess of current needs were used to fund the stock repurchase program and purchase fixed-income securities, which continue to be comprised primarily of high-grade, tax-exempt or U.S. government/agency issues.


PRETAX YIELD                            2000          1999     1998
Taxable (on book value)                6.75%         6.57%     6.58%
Tax-exempt (on book value)             4.92%         4.78%     4.95%
Equities (on market value)             2.30%         2.43%     2.49%

AFTER-TAX YIELD
Taxable (on book value)                4.39%         4.27%     4.27%
Tax-exempt (on book value)             4.66%         4.53%     4.69%
Equities (on market value)             1.96%         2.07%     2.14%

      During 2000, the average tax-equivalent yield of the portfolio increased 23 basis points (7.06% vs. 6.83%), due to increases in both taxable and tax-exempt yields on new purchases. During the year, the Company again focused on purchasing high-quality investments, including intermediate-term agency issues, and tax-exempt municipals in the 10-15 year part of the yield curve. The majority of fixed income purchases occurred midyear, when yield levels were relatively attractive.

      The Company's investment results for the last five years are shown in the following table:


(in thousands)                                                         Tax Equivalent
                                                           Annualized    Annualized
                                             Change in     Return on     Return on
           Average                           Unrealized     Average       Average
          Invested    Investment   Realized Appreciation   Invested      Invested
Year      Assets(1)   Income(2)(3) Gains(3)    (3)(4)       Assets        Assets
1996      $504,773     $23,681      $1,017    $25,033        9.9%         10.7%
1997       570,901      24,558       2,982     55,760       14.6%         15.5%
1998       640,576      23,937       1,853     36,183        9.7%         10.6%
1999       684,269      26,015       4,467    (16,263)       2.1%          3.0%
2000       723,677      29,046       2,847     20,537        7.2%          8.1%
5-yr. avg. 624,839      25,447       2,633     24,250        8.4%          9.2%

(1)Average of amounts at beginning and end of year.
(2)Investment income, net of investment expenses, including non-debt interest expense.
(3)Before income taxes.
(4)Relates to available-for-sale fixed maturity and equity securities.


INTEREST AND GENERAL CORPORATE EXPENSE
Interest expense on debt was $5.3 million in 2000, up from $4.1 million in 1999. This increase was entirely attributable to rising rates, as the level of outstanding debt between years was virtually unchanged. Interest expense of $2.3 million in 1998 had been lower due to less outstanding debt prior to the January 1999 acquisition of Underwriters Indemnity Holdings, Inc. (UIH). General corporate expenses generally fluctuate relative to the Company's executive compensation plan based on Market Value Potential. This model basically measures comprehensive earnings against a minimum required return on company capital. Accordingly, these general corporate expenses were $3.4 million, $2.1 million, and $3.9 million for 2000, 1999 and 1998, respectively.

INCOME TAXES
The Company's effective tax rates for 2000, 1999 and 1998 were 25.1%, 26.9% and 25.1%, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. Much of the increase in 1999 was due to the amortization of goodwill associated with the UIH acquisition, which is not deductible for federal income tax purposes. This impact was offset in 2000, but reduced the level of underwriting earnings relative to tax-preferential investment earnings. The Company's pretax earnings in 2000 included $16.3 million of investment income that is wholly or partially exempt from federal income tax, compared to $15.7 million in 1999 and $14.3 million in 1998.

INVESTEE EARNINGS
The Company maintains a 44% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses. In 2000, the Company recorded nearly $3.0 million in earnings compared to $1.6 million in 1999 and $1.3 million in 1998. Maui Jim sales revenue improved 35% in 2000, due to improved gross sunglass margins. Improved performance by the dollar against the yen, in addition to the opening of international distribution facilities, contributed to the results. Total international revenues grew by 95% in 2000. Sales for Maui Jim grew 35% in 1999 on the strength of expanded international sunglass marketing efforts. Profit margins declined slightly in 1999 as the cost of goods sold was unfavorably impacted by the dollar's performance against the yen.

MARKET RISK DISCLOSURE>
Market risk is a general term describing the potential economic loss associated with adverse changes in the fair market value of financial instruments. Management of market risk is a critical component of the Company's investment decisions and objectives. The Company manages its exposure to market risk by using the following tools:
      1. Monitoring the fair market value of all financial assets on a constant basis;
      2. Changing the character of future investment purchases as needed, and;
      3. Maintaining a balance between existing asset and liability portfolios. The Company's primary risk exposures are to changes in interest rates and equity prices, as it had no derivative or foreign exchange risk as of December 31, 2000.

INTEREST RATE RISK
The Company's primary exposure to interest rate risk is with its fixed-income investment portfolio and outstanding short-term debt instruments.
      Modified duration analysis is used to measure the sensitivity of the fixed-income portfolio to changes in interest rates, providing a measure of price percentage volatility. The Company attempts to minimize interest rate risk by matching the duration of its assets to that of its liabilities. The Company limits the financial statement impact of changes in interest rates by designating a majority of the fixed-income holdings as held-to-maturity. As of December 31, 2000, the Company had classified 73.8% of its fixed-income securities portfolio as held-to-maturity. The balance of the Company's fixed-income portfolio is classified as either available-for-sale or trading (see note 2). This
                                       21
percentage of available-for-sale should increase somewhat in the future as the Company positions the portfolio to be able to capitalize on changes in the market.
      Interest rate risk will also affect the Company's income statement due to its impact on interest expense. The Company's debt obligations are short-term in nature, as it has no long-term debt outstanding as of December 31, 2000. As a result, the Company assumes interest rate risk in its ability to refinance these short-term debt obligations. Any rise in interest rates will cause interest expense to increase if debt levels are maintained at current levels. The Company will continue to monitor this outstanding debt and may use operating cash flow to pay it down -- all or in part -- as market conditions warrant.

EQUITY PRICE RISK
Equity price risk is the potential that the Company will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of the Company's equity portfolio to changes in the value of the S&P 500 index (an index representative of the broad equity market.) As measured from December 31, 1981, to December 31, 2000, the Company's equity portfolio had a beta of 0.66 in comparison to the S&P 500. This low beta statistic reflects the Company's long-term emphasis on maintaining a conservative, value oriented, dividend driven investment philosophy for its equity portfolio. Historically, dividend paying common stocks have demonstrated superior down market performance characteristics.
      Additional risk management techniques include:
      1. Restricting individual security weightings to no more than 5% of the equity portfolio's market value, and
      2. Reducing the exposure to sector risk by limiting the market value that can be invested in any one particular industry sector to 25% of the equity portfolio.
      Equity securities are classified as available-for-sale, with unrealized gains and losses excluded from net earnings but recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes.

SENSITIVITY ANALYSIS
The following tables detail information on the market risk exposure for the Company's financial investments as of December 31, 2000. Listed on each table is the December 31, 2000, market value for the Company's assets and the expected reduction in market value given the stated hypothetical events. This sensitivity analysis assumes the composition of the Company's assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. The analysis does not consider any action the Company would undertake in response to the various changes in market conditions. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for nontrading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the market value of the Company's investment portfolio.
      As of December 31, 2000, the Company's fixed-income portfolio had a market value of $400.8 million. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2000, levels with all other variables held constant. Such scenarios would result in decreases in the market value of the fixed-income portfolio of $15.7 million and $31.8 million, respectively. Due to the Company's use of the held-to-maturity designation for a majority of the fixed-income portfolio, the balance sheet impact of these scenarios would be much lower. The income statement will only be affected by holdings designated as trading. As of December 31, 1999, the Company's fixed-income portfolio had a market value of $338.5 million. Given the same scenarios, the corresponding decreases in the market value of the fixed-income portfolio as of the year-end 1999 were $14.2 million and $27.8 million, respectively. The potential decrease for 2000 is larger than for 1999, due to the $63.3 million in fixed-income assets for the year.
      As of December 31, 2000, the Company's equity portfolio had a market value of $306.2 million. The base sensitivity analysis uses market scenarios of the S&P 500 index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity market value of $20.2 million and $40.4 million, respectively. As the Company designates all common stocks as available-for-sale, these market value declines would impact the Company's balance sheet. As of December 31, 1999, the Company's equity portfolio had a market value of $284.6 million. Given the same scenarios, the market value decreases as of year-end 1999 were $19.1 million and $38.1 million, respectively -- the change again attributable to growth in the equity portfolio during 2000.
      Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 index, the market value of the Company's assets will increase from their present levels by the indicated amounts.
      The income statement will also be impacted by interest expense. As of December 31, 2000, the Company had $78.8 million in short-term debt obligations. Assuming this debt level remains constant, a hypothetical 100-basis-point increase in interest rates would increase the Company's annual interest expense by $0.8 million and a 200-basis-point increase would increase annual interest expense by $1.6 million. Conversely, falling interest rates would result in equivalent reductions in interest expense. These numbers are not included in the following tables. As of December 31, 1999, the Company had $78.4 million of short-term debt outstanding. Because the amount of debt outstanding remained fairly constant through year-end 2000, there would be a minimal change in the increases in interest expense over last year, given the stated scenarios.

Table 1 (in thousands)
Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:


                                  12/31/00   Interest Rate  Equity
                                Market Value     Risk        Risk
Held for trading purposes
  Fixed maturity securities       $ 8,208      $  (288)          --
  Total trading                     8,208         (288)          --
Held for nontrading purposes
  Fixed maturity securities       400,831      (15,406)          --
  Equity securities               306,194           --     $(20,209)
  Total nontrading                707,025      (15,406)     (20,209)
  Total trading & nontrading     $715,233     $(15,694)    $(20,209)

Table 2 (in thousands)
Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:


                                  12/31/00   Interest Rate  Equity
                                Market Value     Risk        Risk
Held for trading purposes
  Fixed maturity securities       $ 8,208       $ (571)          --
  Total trading                     8,208         (571)          --
Held for nontrading purposes
  Fixed maturity securities       400,831      (31,262)          --
  Equity securities               306,194           --     $(40,418)
  Total nontrading                707,025      (31,262)     (40,418)
  Total trading & nontrading     $715,233     $(31,833)    $(40,418)

Table 3 (in thousands)
Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:


                                  12/31/00   Interest Rate  Equity
                                Market Value     Risk        Risk
Held for trading purposes
  Fixed maturity securities       $ 8,208         $ 283          --
  Total trading                     8,208           283          --
Held for nontrading purposes
  Fixed maturity securities       400,831        14,260         --
  Equity securities               306,194           --      $20,209
  Total nontrading                707,025        14,260      20,209
  Total trading & nontrading     $715,233       $14,543     $20,209

Table 4 (in thousands)
Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:


                                  12/31/00   Interest Rate  Equity
                                Market Value     Risk        Risk
Held for trading purposes
  Fixed maturity securities       $ 8,208         $ 557           --
  Total trading                     8,208           557           --
Held for nontrading purposes
  Fixed maturity securities       400,831        28,946           --
  Equity securities               306,194            --      $40,418
  Total nontrading                707,025        28,946       40,418
  Total trading & nontrading     $715,233       $29,503      $40,418

LIQUIDITY AND CAPITAL RESOURCES>
Historically, the primary sources of the Company's liquidity have been funds generated from insurance premiums (operating activities) and investment income and maturing investments (investment activities). In addition, the Company has occasionally received funds from financing activities, such as short-term borrowings and the issuance of common stock or convertible debentures.
      The Company maintains a $30.0 million revolving line of credit with one financial institution. The facility has a three-year term that expires on December 31, 2001. At December 31, 2000, the Company had $19.6 million in outstanding debt from this facility. Additionally, the Company was party to five reverse repurchase transactions totaling $59.1 million. Management believes that cash generated from operations, investments, and cash available from financing activities will provide sufficient liquidity to meet the Company's anticipated needs over the next 12 to 24 months.
                                       23

      The Company continues an innovative catastrophe reinsurance and loss financing program with Zurich Reinsurance NA (Zurich Re). The program, called Catastrophe Equity Puts (CatEPuts-SM-), augments the Company's traditional reinsurance by integrating its loss financing needs with a prenegotiated sale of securities linked to exchange-traded shares. For a more detailed description of CatEPuts, see note 5.
      During 2000, the Company generated net operating cash flow of $53.1 million, which was added to the Company's investment portfolio.
      The Company's fixed-income portfolio continues to be biased toward U.S. government and agency securities and highly rated tax-exempt securities due to their high liquidity. As part of its investment strategy, the Company attempts to avoid exposure to default risk by holding, almost exclusively, securities ranked in the top two grades of investment quality by Standard & Poor's and Moody's (i.e., AAA or AA). Virtually all of the Company's fixed-income portfolio consists of securities rated A or better, with 98% rated AA or better. Most of the Company's fixed-income portfolio is noncallable.
      The Company follows a program of matching held-to-maturity assets to anticipated liabilities to ensure its ability to hold securities until maturity. Anticipated liabilities are factored against ultimate payout patterns and the resulting payout streams are funded with the purchase of fixed-income securities of like maturity. Management believes that both liquidity and interest rate risk can be minimized by such asset/liability matching.
      The Company currently classifies 73.8% of the securities in its fixed-income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Smaller portions of the fixed-income portfolio are classified as available-for-sale (24.2%) or trading (2%) and are carried at fair market value. As of December 31, 2000, the Company maintained $105.4 million in fixed-income securities within the available-for-sale and trading classifications. Although it is likely that the majority of these securities will be held by the Company to maturity, they provide an additional source of liquidity and can be used to address potential future changes in the Company's asset/liability structure.
      The Company's equity portfolio increased by $21.6 million during 2000, to $306.2 million. The Company had a pretax portfolio appreciation of $17.1 million. Capital gains of $2.9 million on this portfolio were realized during the year. The securities within the equity portfolio remain invested in large-cap issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes.

OUTLOOK FOR 2001>
In 2001, the Company intends to capitalize on what industry pundits see as positive indications for the insurance marketplace. Rate improvements in many lines, recent economic growth, better expense management, and an improved investment environment all bode well for the industry in coming years. These trends, coupled with the Company's own continuing commitment to growth without compromise on profitable underwriting, set the stage for continued exceptional performance. As always, the Company will continue its pursuit of growth through such avenues as the addition of underwriting talent in certain product lines, strategic alliances with producers on existing products or through acquisition. The materiality or viability of future ventures or products is not known at this time. Specific details regarding events in the Group's various business segments follow.

PROPERTY
Despite the expectation for only modest growth in this segment, there is optimism for increased profitability related to improved rate activity and better underwriting results. The growing pains associated with the new construction line are not expected to continue, which should allow for an improvement in 2001. While gross writings for the difference in conditions line are anticipated to be level, the Company expects to secure reinsurance terms superior to those of the overall market.

CASUALTY
Continued growth is expected for this segment under favorable rate conditions, expansion of Internet-based business, and the expansion and maturation of newer product lines. Sizeable contributions are expected specifically from the program business, professional liability, general liability and transportation lines. Combined ratios are expected to be slightly above 100 while contributing appreciably to the growth of investment income.

Surety
Gross written premium increases are anticipated across all existing lines in the surety segment. Additionally, late in 2000, the Company formed a new middle market commercial surety unit expected to contribute to premium growth during 2001. Profit expectations for this segment include a combined ratio well below 100, reflecting a stable loss ratio and acceptable expense ratio, despite the investment in production.
                                       24

CAPITAL MANAGEMENT
In July 1997, the Company implemented a 2.25 million share common stock repurchase program. In 2000, the Company repurchased 71,272 shares at a total cost of $2.1 million. Including 1999 and 1998, 1,008,210 shares were purchased at a total cost of $35.8 million. Approximately 283,000 shares remain authorized for repurchase at year-end 2000. It is anticipated that the program will continue only as the Company's capital requirements and market conditions warrant.
      The repurchase program has been funded by the use of the Company's operating cash flow, line of credit facility and reverse repurchase agreements. It is anticipated that future repurchases will be funded in a similar fashion. Depending upon the Company's capital needs and prevailing market conditions, the Company may issue a longer-term debt instrument or use operating cash flow to repay the outstanding short-term debt.
      In the fourth quarter of 2000, RLI declared a cash dividend to be paid in January 2001 of $0.15 per share, representing the 98th consecutive dividend payment for the Company. Since the inception of cash dividends in 1976, the Company has increased its annual dividend every year. In its annual "Handbook of Dividend Achievers," Mergent FIS (formerly a division of Moody's) ranks RLI 190th out of 28,000 U.S. public companies in dividend growth over the last decade. No changes in the Company's dividend policy are anticipated in 2001.

ACCOUNTING STANDARDS>
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133). Statement 133 addresses the accounting for and disclosure of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This Statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This Statement, as amended by FASB Statement No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company has reviewed the investment portfolio and various risk management techniques used to hedge all exposures. The Company has determined that none of the instruments held at December 31, 2000, currently meets the definition of a derivative as defined in Statement 133 or have only nominal value; therefore, implementation of this Statement will not have any significant impact on the Company's financial statements as of January 1, 2001. The Company will continue to evaluate all current and future instruments and apply the requirements of Statement 133 as necessary.
      In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (Statement 140). Statement 140 supersedes and replaces the guidance in FASB issued Statement 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Statement 140 provides guidance on securitization transactions involving financial assets, sales of financial assets such as receivables, loans and securities, collateralized borrowing arrangements, securities lending transactions, and repurchase agreements. Disclosure requirements under this Statement become effective for financial statements for fiscal years ending after December 15, 2000. The Company has applied the standards set forth in this statement as detailed in notes 2 and 4.

LEGISLATION>
STATE REGULATION
      As an insurance holding company, RLI Corp., as well as its insurance subsidiaries, is subject to regulation by the states in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer's state of domicile requires reporting to the state regulatory authority the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must be fair, and the insurers' policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance subsidiaries of the holding company system.
      Other regulations limit the amount of dividends and other distributions the subsidiaries can pay without prior approval of the insurance department in the states in which they are physically and/or commercially domiciled, and impose restrictions on the amount and type of investments they may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by filing, reporting and examination requirements. Market oversight is conducted by monitoring trade practices, approving policy forms, licensing of agents and brokers, and requiring fair and equitable premiums and commission rates. Financial solvency is monitored by minimum reserve and capital requirements, periodic reporting procedures (annually, quarterly, or more frequently if necessary) and periodic examinations.
                                       25

      The quarterly and annual financial reports to the states utilize accounting principles which are different from the generally accepted accounting principles that show the business as a going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. The National Association of Insurance Commissioners (NAIC) has recently developed a codified version of these statutory accounting principles, and its deployment in 2001 will foster more consistency among the states for accounting guidelines and reporting. As of year-end 2000, the potential impact of codification was estimated to be a $27 million reduction in statutory surplus. These statutory accounting principles will have no effect on the Company's net earnings or shareholders' equity.
      State regulatory authorities have relatively broad discretion with respect to granting, renewing and revoking brokers' and agents' licenses to transact business in the state. The manner of operating in particular states may vary according to the licensing requirements of the particular state, which may, among other things, require a firm to operate in the state through a corporation. In a few states, licenses are issued only to individual residents.
      COMMERCIAL LINES DEREGULATION -- The NAIC and several state legislatures have taken up the issue of commercial lines deregulation in an attempt to streamline specific areas of insurance regulation. A growing contingent in the regulatory community has acknowledged that some regulatory procedures and practices may be cumbersome and inappropriate for commercial buyers of insurance. Specifically, the large, sophisticated, multi-state or multinational businesses that employ their own teams of risk managers to evaluate, reduce and finance their loss exposures are less likely to need the form and rate protections that regulators provide consumers and small to medium business endeavors. And, while these large businesses may receive some benefit from the state financial regulation of licensed insurers, it has long been acknowledged that they do not need the protections addressed by the barriers to the surplus lines market and other nontraditional markets. Indisputably, deregulation of the licensed market will have an impact on the surplus lines insurance carriers, which have been free from form and rate requirements.
      USE OF CREDIT REPORTS IN UNDERWRITING -- Gains in access to electronic commerce, and the means to gather information more rapidly, have spurred regulators to take a second look at the use of consumer credit reports in underwriting and rate making. In some states, regulators charged with protecting insurance consumers from unfair trade practices are concerned that some consumers' risks may be underwritten based solely on their credit standing, and have sought to strengthen their laws and regulations to address this. This trend comes on the heels of Congress' retooling of the Fair Credit Reporting Act in 1997, which specifically addresses this issue, and permits the use of consumer credit reports in underwriting. The issue of federal preemption of state action in this arena has not been judicially addressed.

FEDERAL REGULATION
      Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include federal preemption of state auto liability laws, tax reform measures, product liability and electronic commerce. The Company is also monitoring the following federal proposals:
      NATURAL DISASTER ACT -- Recent natural disasters, including Atlantic Coast hurricanes, continue to fuel concern regarding the best way to provide affordable insurance coverage for such events. Congress has yet to pass legislation, but proposals to set up a system for federal relief to the industry continue to be discussed. Two Initiatives, "The Natural Disaster Protection and Insurance Act of 1997" (S.1361) and "The Homeowners Insurance Availability Act of 1997" (H.R. 21), focus on excess federal reinsurance. In 1999, both the House and Senate introduced versions of the "Policyholder Disaster Protection Act," which would permit insurers to build tax-deferred catastrophe reserves. The Company will continue to monitor the progress of these issues.
      FINANCIAL SERVICES MODERNIZATION -- The Gramm-Leach-Bliley Act was signed into law by President Clinton on November 12, 1999. The principal focus of the Act is to facilitate affiliations among banks, securities firms and insurance companies. The Act amends the Federal Bank Holding Company Act by creating a new category of bank holding company known as a "financial holding company" to engage in activities that are "financial in nature," such as securities and insurance. The Act repealed the Glass-Steagall Act, which prohibited a Federal Reserve System member bank from being affiliated with a securities firm; repealed the Garn-St. Germain Act, which prohibited a bank holding company and its subsidiaries from selling or underwriting insurance; and repealed the Federal Bank Holding Company Act provisions that prohibited a director, officer or employee of a securities firm from serving as a director, officer or employee of a bank.

NATIONAL ASSOCIATION OF INSURANCE COMMISSIONERS
      The National Association of Insurance Commissioners (NAIC) facilitates the regulation of multi-state companies through uniform reporting requirements, standardized procedures for financial examina-
                                       26
tions and uniform regulatory procedures embodied in model acts and regulations. Current developments address the reporting and regulation of the adequacy of capital and surplus.
      The NAIC has developed the Privacy Consumer Financial and Health Implementation regulation in response to the section of the Gramm-Leach-Bliley Act that requires financial institutions to protect private information of consumers. The Company is establishing procedures for compliance in accordance with individual state statutes that incorporate elements of the NAIC regulation.
      The NAIC has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The Company continues to monitor its subsidiaries' internal capital requirements and the NAIC's RBC developments. The Company has determined that its subsidiaries' capital levels are well in excess of the minimum capital requirements for all RBC action levels. Management believes that its capital levels are sufficient to support the level of risk inherent in its operations.

OTHER MATTERS>
The Company completed its year 2000 (Y2K) project in 1999 with subsequent monitoring of mission critical systems during the calendar rollover. Since this project's beginning in 1997, the Company has incurred approximately $1.5 million of direct expense to complete changes and modifications to the business and systems environment for Y2K compliance. Of this amount, approximately $420,000 was incurred in 1999 and $20,000 was incurred in the first quarter of 2000. Throughout the initiative, actual Y2K expenses were within acceptable ranges of those forecasted. To date, the Company has not experienced production issues related to Y2K in any of the primary or supporting computer systems.
      From an underwriting perspective, the Company has received a minimal number of Y2K-related claims and believes that, ultimately, no indemnity payments will be made, only related adjustment expenses.
      A comprehensive Year 2000 Disclosure is clearly posted on the Company's Internet site (www.rlicorp.com) to provide status information for insureds, producers, shareholders and prospective investors. In addition, regular reports will continue to be prepared for SEC reporting, insurance regulators, internal management and the board of directors pertaining to Y2K efforts.

FORWARD LOOKING STATEMENTS>
Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to the Company's expectations, hopes, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by the Company. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development and the impact thereof on the Company's loss reserves, the adequacy of the Company's reinsurance programs, developments in the securities market and the impact on the Company's investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those in forward looking statements. The Company assumes no obligation to update any such statements. You should review the various risks, uncertainties and other factors listed from time to time in the Company's Securities and Exchange Commission filings.

                           CONSOLIDATED BALANCE SHEETS

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                                                                                                  December 31,
(in thousands, except share data)                                                              2000          1999
Assets
Investments:
  Fixed maturities:
    Held-to-maturity, at amortized cost
      (fair value - $303,684 in 2000 and $290,219 in 1999)                                $ 296,467     $ 294,199
    Trading, at fair value
      (amortized cost - $8,076 in 2000 and $7,887 in 1999)                                    8,208         7,651
    Available-for-sale, at fair value
      (amortized cost - $94,335 in 2000 and $41,277 in 1999)                                 97,147        40,663
  Equity securities available-for-sale, at fair value
    (cost - $135,248 in 2000 and $130,808 in 1999)                                          306,194       284,639
  Short-term investments, at cost which approximates fair value                              48,095        64,092
        Total investments                                                                   756,111       691,244
Cash                                                                                             -             -
Accrued investment income                                                                     7,767         6,999
Premiums and reinsurance balances receivable, net of allowances for
  insolvent reinsurers of $9,687 in 2000 and $9,825 in 1999                                  94,761        65,477
Ceded unearned premiums                                                                      64,184        48,676
Reinsurance balances recoverable on unpaid losses and settlement expenses, net
  of allowances for insolvent reinsurers of $2,161 in 2000 and $2,092 in 1999               239,696       245,580
Federal income tax receivable                                                                   353         2,062
Deferred policy acquisition costs, net                                                       43,287        34,358
Property and equipment, at cost, net of accumulated depreciation
  of $26,582 in 2000 and $24,004 in 1999                                                     13,808        15,441
Investment in unconsolidated investee                                                        18,048        15,070
Goodwill, net of accumulated amortization of $4,822 in 2000 and $2,727 in 1999               32,716        34,140
Other assets                                                                                 10,592        11,316
        Total assets                                                                     $1,281,323    $1,170,363


                           CONSOLIDATED BALANCE SHEETS

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
STATEMENTS.

                                                                                                December 31,

(continued)                                                                                    2000         1999
Liabilities and shareholders' equity
Liabilities:
  Unpaid losses and settlement expenses                                                   $ 539,750     $ 520,494
  Unearned premiums                                                                         211,802       167,044
  Reinsurance balances payable                                                               51,167        44,279
  Income taxes - deferred                                                                    50,702        41,662
  Notes payable, short-term                                                                  78,763        78,397
  Other liabilities                                                                          22,485        25,418
        Total liabilities                                                                   954,669       877,294
Shareholders' equity:
  Common stock ($1 par value, authorized 50,000,000 shares,
    issued 12,806,446 shares in 2000 and 12,804,558 shares in 1999)                          12,806        12,804
  Paid-in capital                                                                            69,942        70,531
  Accumulated other comprehensive earnings net of tax                                       113,150        99,801
  Retained earnings                                                                         212,159       189,250
  Deferred compensation                                                                       5,389         4,705
  Treasury stock, at cost (3,002,484 shares in 2000 and 2,931,212 shares in 1999)           (86,792)      (84,022)
        Total shareholders' equity                                                          326,654       293,069
        Total liabilities and shareholders' equity                                       $1,281,323    $1,170,363

                       CONSOLIDATED STATEMENTS OF EARNINGS
                           AND COMPREHENSIVE EARNINGS

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                                                                                  Years ended December 31,
(in thousands, except per share data)                                 2000                 1999                1998
Net premiums earned                                               $231,603             $195,274            $142,324
Net investment income                                               29,046               26,015              23,937
Net realized investment gains                                        2,847                4,467               1,853
    Consolidated revenue                                           263,496              225,756             168,114
Losses and settlement expenses                                     124,586               96,457              64,728
Policy acquisition costs                                            76,454               66,552              44,281
Insurance operating expenses                                        18,479               15,130              16,526
Interest expense on debt                                             5,275                4,104               2,280
General corporate expenses                                           3,388                2,091               3,915
    Total expenses                                                 228,182              184,334             131,730
Equity in earnings of unconsolidated investee                        2,979                1,613               1,337
Earnings before income taxes                                        38,293               43,035              37,721
Income tax expense (benefit):
  Current                                                            7,748               13,659              10,065
  Deferred                                                           1,852               (2,075)               (583)
    Income tax expense                                               9,600               11,584               9,482
Net earnings                                                      $ 28,693             $ 31,451            $ 28,239

Other comprehensive earnings (loss), net of tax
 Unrealized gains (losses) on securities:
  Unrealized holding gains (losses)
    arising during the period                                     $ 15,283             $ (7,689)           $ 24,259
  Less: Reclassification adjustment for gains
   included in net earnings                                         (1,934)              (2,882)               (740)
Other comprehensive earnings (loss)                                 13,349              (10,571)             23,519
Comprehensive earnings                                            $ 42,042             $ 20,880            $ 51,758

                                       30


                                                                                  Years ended December 31,

(continued)                                                           2000                 1999                1998
Earnings per share:
  Basic
    Net earnings per share from operations                           $2.73                $2.82               $2.58
    Realized gains, net of tax                                        0.19                 0.29                0.11
    Net earnings per share                                           $2.92                $3.11               $2.69
    Comprehensive earnings per share                                 $4.28                $2.06               $4.92

  Diluted
    Net earnings per share from operations                           $2.70                $2.79               $2.54
    Realized gains, net of tax                                        0.19                 0.29                0.11
    Net earnings per share                                           $2.89                $3.08               $2.65
    Comprehensive earnings per share                                 $4.23                $2.04               $4.87

Weighted average number of common shares outstanding:
  Basic                                                              9,817               10,124              10,514
  Diluted                                                            9,945               10,222              10,638

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
THE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                          Accumulated
                                               Total                            Other
                                              Share-                          Compre-             Deferred   Unearned   Treasury
(in thousands,                              holders'     Common   Paid-in     hensive   Retained   Compen-       ESOP      Stock
except per share data)                        Equity      Stock   Capital    Earnings   Earnings    sation     shares    at Cost
Balance, January 1, 1998                    $266,552    $10,230   $74,586     $86,853   $140,432                        $(45,549)

Net earnings                                  28,239                                      28,239
Other comprehensive earnings, net of tax      23,519                           23,519
Treasury shares purchased
  (390,464 shares)                           (15,570)                                                                    (15,570)
5-for-4 stock split                              (16)     2,558    (2,574)
Adjustment to accounting for
  deferred compensation plans                      0                                                 3,461                (3,461)
Shares issued from exercise
  of stock options                                62          2        60
Other capital items, including
  CatEPuts amortization                         (979)                (979)
Unearned ESOP shares purchased                (2,501)                                                           (2,501)
Dividends declared ($.51 per share)           (5,347)                                     (5,347)
Balance, December 31, 1998                  $293,959    $12,790   $71,093    $110,372   $163,324    $3,461     $(2,501) $(64,580)

Net earnings                                  31,451                                      31,451
Other comprehensive earnings, net of tax     (10,571)                         (10,571)
Treasury shares purchased
  (546,476 shares)                           (18,198)                                                                    (18,198)
Adjustment to accounting for
  deferred compensation plans                      0                                                 1,244                (1,244)
Shares issued from exercise
  of stock options                               302         14       288
Other capital items, including
  CatEPuts amortization                         (850)                (850)
Unearned ESOP shares purchased                 2,501                                                             2,501
Dividends declared ($.55 per share)           (5,525)                                     (5,525)
Balance, December 31, 1999                  $293,069    $12,804   $70,531     $99,801   $189,250    $4,705     $     0  $(84,022)

                                       32

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
THE CONSOLIDATED FINANCIAL STATEMENTS.


(continued)                                                               Accumulated
                                               Total                            Other
                                              Share-                          Compre-             Deferred   Unearned   Treasury
(in thousands,                              holders'     Common   Paid-in     hensive   Retained   Compen-       ESOP      Stock
except per share data)                        Equity      Stock   Capital    Earnings   Earnings    sation     shares    at Cost

Balance, December 31, 1999                  $293,069    $12,804   $70,531     $99,801   $189,250    $4,705         $0   $(84,022)

Net earnings                                  28,693                                      28,693
Other comprehensive earnings, net of tax      13,349                           13,349
Treasury shares purchased
  (71,272 shares)                             (2,086)                                                                     (2,086)
Adjustment to accounting for
  deferred compensation plans                      0                                                   684                  (684)
Shares issued from exercise
  of stock options                                37          2        35
Other capital items, including
  CatEPuts amortization                         (624)                (624)
Dividends declared ($.59 per share)           (5,784)                                     (5,784)
Balance, December 31, 2000                  $326,654    $12,806   $69,942    $113,150   $212,159    $5,389         $0   $(86,792)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
THE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                    Years ended December 31,

(in thousands)                                                                2000             1999          1998
Cash Flows from Operating Activities
  Net earnings                                                             $28,693          $31,451       $28,239
  Adjustments to reconcile net earnings to
    net cash provided by operating activities:
      Net realized investment gains                                         (2,847)          (4,467)       (1,853)
      Depreciation                                                           3,092            2,663         2,070
      Other items, net                                                       1,530           (4,643)       (4,525)
      Change in:
        Accrued investment income                                             (768)            (340)         (109)
        Premiums and reinsurance balances receivable
          (net of direct write-offs and commutations)                      (29,284)          (5,789)       (9,949)
        Reinsurance balances payable                                         6,888            5,678         7,771
        Ceded unearned premium                                             (15,507)          17,935       (10,103)
        Reinsurance balances recoverable
          on unpaid losses                                                   5,884            8,704       (12,550)
        Deferred policy acquisition costs                                   (8,929)         (10,243)         (526)
        Unpaid losses and settlement expenses                               19,255            6,134        11,260
        Unearned premiums                                                   44,758           14,414        13,480
        Income taxes:
          Current                                                            1,708              313          (578)
          Deferred                                                           1,852           (2,075)         (583)
      Changes in investment in unconsolidated investee:
        Undistributed earnings                                              (2,979)          (1,613)       (1,337)
        Dividends received                                                      -                -          1,495
      Net proceeds from trading portfolio activity                            (228)             239         1,376

    Net cash provided by operating activities                              $53,118          $58,361       $23,578

                                                                      34

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
THE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                   Years ended December 31,

(continued)                                                                   2000             1999          1998
Cash Flows from Investing Activities
  Purchase of:
    Fixed maturities, held-to-maturity                                    $(41,173)        $(49,750)     $(29,793)
    Fixed maturities, available-for-sale                                   (61,642)         (15,651)       (8,898)
    Equity securities, available-for-sale                                  (36,797)         (15,873)      (15,790)
    Short-term investments, net                                                 -           (13,359)       (7,799)
    Property and equipment                                                  (2,642)          (5,710)       (2,529)
    Interest in Underwriters Indemnity Holdings                                 -           (40,700)           -
    Note receivable                                                             -           (10,000)           -
  Proceeds from sale of:
    Fixed maturities, available-for-sale                                        -            11,111           772
    Equity securities, available-for-sale                                   35,145           18,671         8,207
    Short-term investments, net                                             13,315               -             -
    Property and equipment                                                   1,183              276           646
  Proceeds from call or maturity of:
    Fixed maturities, held-to-maturity                                      38,250           38,560        34,596
    Fixed maturities, available-for-sale                                     8,622            9,836         5,511
    Net cash used in investing activities                                  (45,739)         (72,589)      (15,077)
Cash Flows from Financing Activities
  Proceeds from issuance of debt                                               366           35,189        14,744
  Fractional shares paid                                                        -                -            (16)
  Shares issued under stock option plan                                         37              302            62
  Unearned ESOP shares                                                          -             2,501        (2,501)
  Treasury shares purchased                                                 (2,086)         (18,198)      (15,570)
  Cash dividends paid                                                       (5,696)          (5,566)       (5,220)
    Net cash provided by (used in) financing activities                     (7,379)          14,228        (8,501)
Net decrease in cash                                                             0                0             0
Cash at beginning of year                                                        0                0             0
Cash at end of year                                                       $      0         $      0      $      0

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A. DESCRIPTION OF BUSINESS: RLI Corp. is a holding company that, through its subsidiaries, underwrites selected property and casualty insurance products.
      The property and casualty insurance segment, RLI Insurance Group (the Group), is principally composed of four insurance companies. RLI Insurance Company, the principal subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Underwriters Indemnity Company (UIC), a subsidiary of RLI Insurance Company, writes multiple lines of insurance on an admitted basis in 33 states and the District of Columbia and surplus lines insurance in Ohio. Planet Indemnity Company (PIC), a subsidiary of Mt. Hawley Insurance Company, writes multiple lines of insurance on an admitted basis in 23 states and the District of Columbia. PIC writes surplus lines insurance in an additional five states.
      B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of RLI Corp. and its subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years' financial statements to conform with the classifications used in 2000.
      In January 1999, RLI Insurance Company acquired Underwriters Indemnity Holdings, Inc. (UIH), located in Houston, Texas. UIH specializes in the marketing and underwriting of surety products for oil, gas, mining and other energy-related exposures.
      RLI paid $40.7 million in cash in exchange for all outstanding shares of UIH. Included in the transaction were both of UIH's insurance operating subsidiaries, Underwriters Indemnity Company and Planet Indemnity Company. The transaction was financed through short-term borrowings and has been accounted for under the purchase method of accounting. See note 11 for further discussion and related disclosures.
      C. INVESTMENTS: In compliance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: held-to-maturity, trading or available-for-sale.
                                       36

HELD-TO-MATURITY SECURITIES
Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. The Company has classified approximately 74% of its portfolio of debt securities as held-to-maturity.

TRADING SECURITIES
Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. The Company has classified approximately 2% of its portfolio of debt securities as trading.

AVAILABLE-FOR-SALE SECURITIES
All other debt and equity securities not included in the above categories are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. All of the Company's equity securities and approximately 24% of debt securities are classified as available-for-sale.
      Short-term investments are carried at cost, which approximates fair value. The Company continuously monitors the values of its investments in fixed maturities and equity securities. If this review shows that a decline in fair value is other than temporary, the Company's carrying value in the investment is reduced to its fair market value through an adjustment to earnings. Realized gains and losses on disposition of investments are based on specific identification of the investments sold.
      Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Dividends on equity securities are credited to earnings on the ex-dividend date.
      D. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the appropriate liabilities, since reinsurance does not relieve the Company of its legal liability to its policyholders.
      The Company continuously monitors the financial condition of its reinsurers. The Company's policy is to periodically charge to earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers. No charges occurred in 2000, 1999 or 1998. The Company believes that current reserve levels for uncollectible reinsurance are sufficient to cover the related exposure.
      E. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on the Company. Based on the current assumptions used in calculating reserves, management believes that the Company's overall reserve levels at December 31, 2000, are adequate to meet its future obligations.
      F. REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on the monthly pro rata basis.
      G. POLICY ACQUISITION COSTS: The costs of acquiring insurance premiums -- principally commissions and brokerage, sales compensation, premium taxes and other direct underwriting expenses -- net of reinsurance commissions received, are amortized over the life of the policies in order to properly match policy acquisition costs to the related premium revenue. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.
      H. PROPERTY AND EQUIPMENT: Property and equipment are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 40 years for buildings and improvements.
      I. INTANGIBLE ASSETS: Goodwill, which represents the excess of purchase price over fair value of assets acquired, is amortized on a straight-line basis for financial statement purposes over periods ranging from 10 to 20 years. The Company will periodi-cally review the recoverability of goodwill based on an assessment of undiscounted cash flows of future operations to ensure it is appropriately valued.
      J. INCOME TAXES: The Company files a consolidated income tax return. Tax provisions are computed and apportioned to the subsidiaries on the basis of their taxable income.
      K. EARNINGS PER SHARE: Pursuant to disclosure requirements contained in FASB Statement No. 128, the following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the financial statements.


                                        Income       Shares    Per Share
(in thousands, except per share data)  (Numerator) (Denominator)  Amount
FOR THE YEAR ENDED DECEMBER 31, 2000

BASIC EPS
Income available to
  common shareholders                  $28,693         9,817     $2.92
Incentive stock options                    --            128

DILUTED EPS
Income available to common share-
  holders and assumed conversions       28,693         9,945      2.89

For the year ended December 31, 1999

BASIC EPS
Income available to
  common shareholders                  $31,451        10,124     $3.11
Incentive stock options                   --              98

DILUTED EPS
Income available to common share-
  holders and assumed conversions       31,451        10,222      3.08

For the year ended December 31, 1998

BASIC EPS
Income available to
  common shareholders                  $28,239        10,514     $2.69
Incentive stock options                   --             124

DILUTED EPS
Income available to common share-
  holders and assumed conversions       28,239        10,638      2.65

      L. COMPREHENSIVE EARNINGS: FASB Statement No. 130, "Reporting Comprehensive Income," was adopted by the Company in 1997. The primary difference between reporting the Company's net and comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax. Traditional reporting of net earnings directly credits or charges shareholders' equity with unrealized gains/losses, rather than including them in earnings. In reporting the components of comprehensive earnings on a net basis in the income statement, the Company has used a 35% tax rate. Other comprehensive income
(loss), as shown, is net of tax expense (benefit) of $7.2 million, ($5.7 million) and $12.7 million, respectively, for 2000, 1999 and 1998.
      M. FAIR VALUE DISCLOSURES: The following methods were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value. Fixed maturities and equity securities are valued using quoted market prices, if available. If a quoted market price is not available, fair value is estimated using independent pricing services or quoted market prices of similar securities. Fair value disclosures for investments are included in note 2. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, accounts payable and short-term debt, their carrying amounts are reasonable estimates of fair value. Fair value of long-term debt is based on quoted market prices if available or quoted market prices of similar issues.
      N. STOCK BASED COMPENSATION: The Company grants to officers and directors stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes no compensation expense for the stock option grants. See note 8 for further discussion and related disclosures.
      O. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its financial statements. The more significant risks and uncertainties, as well as the Company's methods for mitigating, quantifying and minimizing such, are presented below and throughout the notes to the consolidated financial statements.

CATASTROPHE EXPOSURES
The Company's past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods and windstorms are covered by certain of the Company's property policies. The Company has a concentration of such coverages in California (46% of gross property premiums written during 2000). Using computer-assisted modeling techniques, the Company quantifies and monitors its exposure to catastrophic events. Additionally, the Company further limits its risk to such catastrophes through the purchase of reinsurance.

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

REINSURANCE
Reinsurance does not discharge the Company from its primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, the Company would be liable. The Company continuously monitors the financial condition of prospective and existing reinsurers. As a result, the Company currently purchases reinsurance from a limited number of financially strong reinsurers. The Company provides a reserve for reinsurance balances deemed uncollectible.

FINANCIAL STATEMENTS
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Management continually updates its estimates as additional data becomes available and adjusts the financial statements as deemed necessary. Other estimates such as the recoverability of reinsurance balances, deferred tax assets and deferred policy acquisition costs are regularly monitored, evaluated and adjusted. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on management's expectations of future events.

EXTERNAL FACTORS
The Company's insurance subsidiaries are highly regulated by the states in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various products. The Company is also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. The Company generally accrues the full amount of the assessment upon notification.
      The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The Company regularly monitors its subsidiaries' internal capital requirements and the NAIC's RBC developments. The Company has determined that its capital levels are well in excess of the minimum capital requirements for all RBC action levels and that its capital levels are sufficient to support the level of risk inherent in its operations.

2.>INVESTMENTS
A summary of net investment income is as follows:


INVESTMENT INCOME (in thousands)        2000          1999      1998
Interest on fixed maturities         $22,992       $19,837   $19,479
Dividends on equity securities         7,241         7,120     6,718
Interest on short-term investments     2,488         2,318     1,296
Gross investment income               32,721        29,275    27,493
Less investment expenses               3,675         3,260     3,556
Net investment income                $29,046       $26,015   $23,937

      Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:


REALIZED/UNREALIZED GAINS (in thousands)   2000          1999     1998
Net realized investment gains (losses)
  Fixed maturities
    Held-to-maturity                    $   (17)    $       7   $     34
    Trading                                 331          (446)       179
    Available-for-sale                       (2)         (494)        (9)
  Equity securities                       2,978         4,928      1,148
  Other                                    (443)          472        501
                                          2,847         4,467      1,853
Net changes in unrealized gains
  (losses) on investments
  Fixed maturities
    Held-to-maturity                     11,197       (14,533)     3,779
    Available-for-sale                    3,425          (945)      (147)
  Equity securities                      17,112       (15,318)    36,330
                                         31,734       (30,796)    39,962
Net realized investment gains and
  changes in unrealized gains
  (losses) on investments               $34,581     $ (26,329)  $ 41,815

      Following is a summary of the disposition of fixed maturities for the years ended December 31, with separate presentations for sales and calls/maturities.


                                Proceeds      Gross Realized     Net Realized
SALES (in thousands)           From Sales    Gains     Losses     Gain (Loss)
  2000 --Trading                 $ 2,771      $ 8      $ (45)       $ (37)
  1999 --Available-for-sale       10,210      188       (829)        (641)
         Trading                   4,222       15        (34)         (19)
  1998 --Available-for-sale          772       --         --           --
         Trading                   9,358      131        (17)         114


                                 Proceeds     Gross Realized   Net Realized
CALLS/MATURITIES (in thousands)  From Sales  Gains   Losses    Gain (Loss)
  2000 --Held-to-maturity        $38,250      $ --     $(17)       $(17)
         Available-for-sale        8,622        --       (2)         (2)
         Trading                     668        --       --           --
  1999 --Held-to-maturity         38,560         7       --           7
         Available-for-sale       12,537       151       (4)        147
         Trading                     257        --       --           -
  1998 --Held-to-maturity         34,596        46      (12)         34
         Available-for-sale        5,511         1      (10)         (9)
         Trading                      70        --       --          --

      The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 2000 and 1999.


                               Amortized   Estimated    Gross Unrealized
(in thousands)                   Cost     Fair Value     Gains    Losses
2000
Held-to-maturity
  U.S. government              $118,049    $120,636     $  2,703  $  (116)
  States, political subdi-
    visions & revenues          178,418     183,048        4,688      (58)

Total held-to-maturity         $296,467    $303,684     $  7,391  $  (174)

Trading
  U.S. government              $  4,164    $  4,241     $     86  $    (9)
  Corporate                       3,912       3,967           66      (11)

Total trading                  $  8,076    $  8,208     $    152  $   (20)

Available-for-sale
  U.S. government              $ 76,333    $ 78,822     $  2,497  $    (8)
  States, political subdi-
    visions & revenues           18,002      18,325          361      (38)
Fixed maturities                 94,335      97,147        2,858      (46)
Equity securities               135,248     306,194      175,117   (4,171)
Total available-for-sale       $229,583    $403,341     $177,975  $(4,217)

Total                          $534,126    $715,233     $185,518  $(4,411)

1999
Held-to-maturity
  U.S. government              $121,788    $120,074     $    115  $(1,829)
  States, political subdi-
    visions & revenues          172,411     170,145          511   (2,777)

Total held-to-maturity         $294,199    $290,219     $    626  $(4,606)

Trading
  U.S. government              $  4,240    $  4,081     $      2  $  (161)
  Corporate                       3,447       3,370           --      (77)
  States, political subdi-
    visions & revenues              200         200           --       --

Total trading                  $  7,887    $  7,651     $      2  $  (238)

Available-for-sale
  U.S. government              $ 25,472    $ 25,153     $      8  $  (327)
  States, political subdi-
    visions & revenues           15,805      15,510           24     (319)

Fixed maturities                 41,277      40,663           32     (646)
Equity securities               130,808     284,639      157,761   (3,930)

Total available-for-sale       $172,085    $325,302     $157,793  $(4,576)

Total                          $474,171    $623,172     $158,421  $(9,420)

      The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2000, by contractual maturity, are shown as follows.


                                           Amortized     Estimated
(in thousands)                               Cost       Fair Value
Held-to-maturity
  Due in one year or less                 $ 17,452        $ 17,523
  Due after one year through five years    103,882         105,573
  Due after five years through ten years   130,507         134,700
  Due after ten years                       44,626          45,888
                                          $296,467        $303,684
Trading
  Due in one year or less                    $ --              --
  Due after one year through five years      3,558           3,631
  Due after five years through ten years     3,135           3,176
  Due after ten years                        1,383           1,401
                                           $ 8,076         $ 8,208
Available-for-sale
  Due in one year or less                  $ 3,907         $ 3,905
  Due after one year through five years     50,170          51,371
  Due after five years through ten years    34,166          35,586
  Due after ten years                        6,092           6,285
                                          $ 94,335        $ 97,147

      Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.
      At December 31, 2000, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $113.1 million. This amount was net of deferred taxes of $60.6 million. At December 31, 1999, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $99.8 million. This amount is net of deferred taxes of $53.4 million.
      The Company is party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2000 and 1999, fixed maturities with a fair value of $10.8 million and $13.1 million, respectively, were loaned. Agreements with custodian banks facilitating such lending generally require 102% of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to FASB Statements 125, 127 and 140, an invested asset and a corresponding liability have been recognized for the cash collateral amount. This gross-up is not required for non-cash collateral. To further minimize the credit risks related to this lending program, the Company monitors the financial condition of other parties to these agreements.
      As required by law, certain fixed maturities and short-term investments amounting to $22.6 million at December 31, 2000, were on deposit with either regulatory authorities or banks. Additionally, the Company has certain fixed maturities held in trust amounting to $8.2 million at December 31, 2000. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

3.>POLICY ACQUISITION COSTS
Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:


(in thousands)                          2000      1999     1998
Deferred policy acquisition costs,
  beginning of year                  $34,358   $22,510  $21,985

Deferred policy acquisition costs,
  UIH, Inc.-Acquisition Date                     1,604

Deferred:
  Direct commissions                  80,837    64,312   55,035
  Premium taxes                        7,738     5,982    4,489
  Other direct underwriting expenses  31,121    26,340   20,335
  Ceding commissions                 (32,718)  (20,450) (33,644)

Net deferred                          86,978    76,184   46,215

Amortized                             78,049    65,940   45,690

Deferred policy acquisition costs,
  end of year                        $43,287   $34,358  $22,510

Policy acquisition costs:
  Amortized to expense                78,049    65,940   45,690
Period costs:
  Ceding commission-contingent        (4,392)   (3,159)  (6,604)
  Other                                2,797     3,771    5,195

Total policy acquisition costs       $76,454   $66,552  $44,281

4.>DEBT
The Company continued the use of short-term credit facilities through reverse repurchase transactions. During 1999, the Company borrowed $42.8 million in reverse repurchase agreements, in part, to finance the January acquisition of Underwriters Indemnity Holdings. These repurchase agreements have been renewed continuously during 2000 and remain outstanding at December 31, 2000. Additionally, proceeds from reverse repurchase agreements have been used to partially fund the Company's stock repurchase program. At December 31, 2000, the Company was party to five reverse repurchase transactions which represent $59.1 million in outstanding debt. The carrying value of fixed maturities pledged as collateral in these transactions totaled $56.4 million of held-to-maturity and $3.0 million of available-for-sale securities.
      Interest paid on outstanding debt for 2000, 1999, and 1998, amounted to $5.2 million, $3.5 million and $2.3 million, respectively.
      The Company maintains a $30.0 million revolving line of credit from one financial institution. The facility has a three-year term that expires on December 31, 2001. As of December 31, 2000, the Company had $19.6 million in outstanding debt from this facility. The weighted-average interest rate on this line of credit was 7.21% for 2000 versus 5.98% in 1999.

5.>REINSURANCE
In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements provide greater diversification of business and serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.
      Through the purchase of reinsurance, the Company generally limits the loss on any individual risk to $1.0 million. Additionally, through extensive use of computer-assisted modeling techniques, the Company monitors the concentration of risks exposed to catastrophic events (predominantly earthquakes).
      In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing program with Zurich Reinsurance NA (Zurich Re). The program, called Catastrophe Equity Puts (CatEPuts), augments the Company's traditional reinsurance by integrating its loss financing needs with a pre-negotiated sale of securities linked to exchange-traded shares. CatEPuts allows the Company to put up to $50.0 million of its convertible preferred shares to Zurich Re at a pre-negotiated rate in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. CatEPuts began as a multi-year program and is designed to enable the Company to continue operating after a loss of such magnitude that its reinsurance capacity is exhausted. If the Company exercises its option to put preferred shares to Zurich Re, then Zurich Re, in turn, has the option to reinsure certain business written by the Company on a prospective basis. In November 2000, this agreement was renewed for an additional three-year period.
      Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:


(in thousands)                       2000          1999        1998
WRITTEN
Direct                           $429,986      $332,275    $288,135
Reinsurance assumed                 7,880         7,300       2,938
Reinsurance ceded                (177,013)     (111,951)   (145,372)

Net                              $260,853      $227,624    $145,701

EARNED
Direct                           $384,139      $314,111    $274,996
Reinsurance assumed                 8,952        11,049       2,597
Reinsurance ceded                (161,488)     (129,886)   (135,269)

Net                              $231,603      $195,274    $142,324

LOSSES AND SETTLEMENT
EXPENSES INCURRED
Direct                           $217,006      $189,394    $112,325
Reinsurance assumed                 7,402         3,299       6,887
Reinsurance ceded                 (99,822)      (96,236)    (54,484)

Net                              $124,586      $ 96,457    $ 64,728

      At December 31, 2000, the Company had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses with American Re-Insurance Company and with General Cologne Re (both rated A++ "Superior" by A.M. Best Company) that amounted to $69.2 million and $33.3 million, respectively. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 10% of shareholders' equity.

6.>UNPAID LOSSES AND SETTLEMENT EXPENSES
The following table reconciles the Company's liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 2000. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years' estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).
                                       42


(in thousands)                          2000         1999      1998
Unpaid losses and LAE
  at beginning of year:
  Gross                             $520,494     $415,523  $404,263
  Ceded                             (245,580)    (168,261) (155,711)
    Net                              274,914      247,262   248,552

Unpaid losses and LAE
  UIH, Inc.-Acquisition Date:
  Gross                                            74,979
  Ceded                                           (67,642)
    Net                                             7,337

Increase (decrease) in incurred
  losses and LAE:
  Current accident year              126,270      101,053    68,131
  Prior accident years                (1,684)      (4,596)   (3,403)

    Total incurred                   124,586       96,457    64,728

Loss and LAE payments for
  claims incurred:
  Current accident year              (34,373)     (21,675)  (14,762)
  Prior accident years               (65,216)     (53,892)  (54,927)

    Total paid                       (99,589)     (75,567)  (69,689)

Insolvent reinsurer charge off           143       (1,000)    7,911
Loss reserves commuted                                425    (4,240)

Net unpaid losses and LAE
  at end of year                    $300,054     $274,914  $247,262

Unpaid losses and LAE
  at end of year:
  Gross                              539,750      520,494   415,523
  Ceded                             (239,696)    (245,580) (168,261)

    Net                             $300,054     $274,914  $247,262

      During the three years, overall development on prior accident-year loss and settlement expense reserves was insignificant to recorded loss and settlement expense reserves.
      The Company is subject to environmental claims and exposures through its commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Within these lines, the Company's environmental exposures include environmental site cleanup, asbestos removal and mass tort liability. The majority of the exposure is in the excess layers of the Company's commercial umbrella and assumed reinsurance books of business.
      The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) as of December 31, 2000, 1999 and 1998:


                                      Inception-to-date December 31,
(in thousands)                          2000         1999      1998
Loss and LAE payments for
  claims incurred
  Gross                             $ 23,720      $22,565   $15,269
  Ceded                              (14,070)     (13,671)   (9,354)

    Net                              $ 9,650        8,894   $ 5,915

Unpaid losses and LAE at end of year
  Gross                             $ 17,110      $16,125   $18,226
  Ceded                               (9,220)      (8,566)   (9,391)

    Net                              $ 7,890      $ 7,559   $ 8,835

      Although the Company's environmental exposure is limited as a result of entering liability lines after the industry had already recognized it as a problem, management cannot determine the Company's ultimate liability with any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability and standards of cleanup. Additionally, the Company participates primarily in the excess layers, making it even more difficult to assess the ultimate impact.

7.>INCOME TAXES
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized in the following table.


(in thousands)                              2000         1999      1998
Deferred tax assets:
  Tax discounting of claim reserves     $ 18,354     $ 16,989  $ 15,388
  Unearned premium offset                 10,333        8,285     5,757
  Other, net                                 337        1,772     2,551
                                          29,024       27,046    23,696
    Less valuation allowance                (300)        (300)     (300)
    Total deferred tax assets           $ 28,724     $ 26,746  $ 23,396

Deferred tax liabilities:
  Net unrealized appreciation
    of securities                        $60,608     $ 53,421  $ 59,113
  Deferred policy acquisition costs       15,153       12,025     7,879
  Book/tax depreciation                    1,179        1,298     1,328
  Other, net                               2,486        1,664     3,497
    Total deferred tax liabilities        79,426       68,408    71,817
    Net deferred tax asset (liability)  $(50,702)    $(41,662) $(48,421)

      Management feels it is more likely than not that a portion of the Company's deferred tax assets will not be realized. Therefore, an allowance has been established for certain deferred tax assets that have an indefinite reversal pattern. Management also believes the Company's remaining deferred tax assets will be fully realized through deductions against future taxable income.
      Income tax expense attributable to income from operations for the years ended December 31, 2000, 1999 and 1998, differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as demonstrated in the following table.


(in thousands)                          2000       1999      1998
Provision for income taxes at
  the statutory federal tax rates    $13,402    $15,062   $13,202
Increase (reduction) in taxes
  resulting from:
  Dividends received deduction        (1,525)    (1,492)   (1,409)
  ESOP dividends paid deduction         (265)      (245)     (231)
  Tax-exempt interest income          (2,721)    (2,576)   (2,271)
  Goodwill                               561        513       --
  State income tax provision             162        164       170
  Other items, net                       (14)       158        21
                                     $ 9,600    $11,584   $ 9,482

      The Company has recorded its deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, the Company's taxable income will be taxed at an effective rate of 35%.
      Net federal and state income taxes paid in 2000, 1999 and 1998 amounted to $6.3 million, $13.3 million, and $10.6 million, respectively.
      The Internal Revenue Service (IRS) has examined the Company's income tax returns through the tax year ended December 31, 1994. The IRS is not currently examining any of the Company's income tax returns.

8.>EMPLOYEE BENEFITS
PENSION PLAN
      The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting age and service requirements. The plan provides a benefit based on a participant's service and the highest five consecutive years' average compensation out of the last 10 years. The Company funds pension costs as accrued, except that in no case will the Company contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974 or more than the maximum tax deductible contribution for the year. The plan reached the full funding limitation in 1986 and remained fully funded through 1993. During 1999 and 1998, the Company made the maximum tax deductible contribution allowed, totaling $448,695 and $422,489, respectively. During 2000, the Company made tax-deductible contributions totaling $2.5 million, to adequately meet the funding requirements of the plan.
      The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.
      The financial status of the plan for each of the three years ended December 31 is illustrated in the following tables:


                                         For the year ended December 31,
                                         2000          1999        1998
Components of pension cost
  Service cost                      $ 636,094     $ 672,939   $ 530,886
  Interest cost                       449,194       373,514     336,573
  Expected return on plan assets     (478,270)     (489,319)   (427,320)
  Recognized prior service cost        17,681         3,051       3,051
  Recognized net loss                  13,425           --          --
  Amortization of transition
    (asset) obligation                (32,566)      (32,566)    (32,566)
Pension cost                        $ 605,558     $ 527,619   $ 410,624
Accumulated benefit obligation     $4,801,878    $3,593,215  $3,854,111


                                         For the year ended December 31,
                                         2000          1999        1998
Change in plan assets
  Fair value of plan assets
    at January 1                   $4,529,865    $4,716,875  $4,157,321
  Actual return on plan assets        443,778      (147,904)    600,966
  Employer contribution             2,485,549       448,695     422,489
  Benefit payments                   (249,069)     (487,801)   (463,901)
Fair value of plan assets
  at December 31                   $7,210,123    $4,529,865  $4,716,875

Change in projected
  benefit obligation
  Projected benefit obligation
    at January 1                   $4,901,818    $5,337,974  $4,416,028
  Service cost                        636,094       672,939     530,886
  Interest cost                       449,194       373,514     336,573
  Actuarial (gains) losses            852,271      (994,808)    518,388
  Benefit payments                   (249,069)     (487,801)   (463,901)
  Plan amendment                      148,802            --          --

Projected benefit obligation
  at December 31                   $6,739,110    $4,901,818  $5,337,974


                                         For the year ended December 31,
(continued)                              2000          1999        1998
  Funded status                     $ 471,013    $ (371,953) $ (621,099)
  Unrecognized net loss               974,144       100,806     458,391
  Unamortized prior service cost      131,284           163       3,214
  Unrecognized transition
    (asset) obligation               (104,215)     (136,781)   (169,347)

(Accrued) prepaid at
  December 31                      $1,472,226    $ (407,765) $ (328,841)

Amounts recognized in the
  statement of financial
  position consist of:
  (Accrued benefit liability)
    prepaid benefit cost           $1,472,226    $ (407,765) $ (328,841)

Net amount recognized              $1,472,226    $ (407,765) $ (328,841)

Rates
  Discount rate                          7.75%         8.00%       7.00%
  Compensation increase                  6.00%         6.00%       6.00%
  Expected return on
    plan assets                         10.00%        10.00%      10.00%

      At December 31, 2000, plan assets at fair value are comprised of approximately 74% equity securities and 26% invested cash.

EMPLOYEE STOCK OWNERSHIP AND BONUS AND INCENTIVE PLANS
The Company maintains an Employee Stock Ownership Plan (ESOP) and bonus and incentive plans covering executives, managers and associates. Funding of these plans is primarily dependent upon reaching predetermined levels of operating earnings and Market Value Potential (MVP). While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of the Company's executives, managers and associates correspond with those of our shareholders.
      MVP requires that the Company generate a return in excess of its cost of capital before the payment of bonuses. Under MVP, funds in excess of the cost of capital are first designated to fund the Company's ESOP, up to the maximum allowable contribution of 15% of eligible wages. A portion of both MVP in excess of the ESOP funding, as well as operating earnings, is then shared by executives, managers and associates. All remaining funds are reinvested in the Company for the benefit of the shareholders. Annual expenses for all of these plans totaled $3.1 million, $255,000, and $3.9 million for 2000, 1999 and 1998, respectively.
      The Company's ESOP covers substantially all employees meeting eligibility requirements. ESOP contributions are determined annually by the Company's board of directors and are expensed in the year earned. ESOP-related expenses were $3.6 million, $2.9 million and $2.6 million, respectively, for 2000, 1999 and 1998.
      During 2000, the ESOP purchased 98,375 shares of the Company's common stock on the open market at an average price of $30.69 ($3.0 million). During the third quarter of 1998, the Company leveraged the ESOP and purchased a total of 70,400 shares at an average price of $35.58 per share ($2.5 million) in advance of the actual contribution to the plan in January 1999. There were no additional shares purchased in 1999. As a result of the 1997 ESOP contribution made in January 1998, the ESOP purchased 61,802 shares on the open market at an average price of $38.54 ($2.4 million). Shares held by the ESOP are treated as outstanding in computing the Company's earnings per share. At December 31, 1998, unearned leveraged shares were not considered outstanding for calculating earnings per share. Dividends on earned ESOP shares are passed through to the participants.

DEFERRED COMPENSATION
The Company maintains a Rabbi Trust for deferred compensation plans for directors, key employees and executive officers through which company shares are purchased. During 1998, the Emerging Issues Task Force reached its consensus on Issue 97-14 relative to Rabbi Trusts. This prescribed an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock. This increased the Company's treasury stock by $3.5 million in 1998. The deferred compensation obligation is classified as an equity instrument. This treatment was applied prospectively by the Company in 1998.
      The expense associated with funding these plans is recognized through salary, bonus, and ESOP expenses for key employees and executive officers as disclosed in prior notes. The expense recognized from the directors' deferred plan was $154,544, $162,700 and $175,900 in 2000, 1999 and 1998,
respectively. In 2000, the Rabbi Trusts purchased 23,3 c16 shares of the Company's common stock on the open market at an average price of $34.51 ($804,657). In 1999, the Rabbi Trusts purchased 38,837 shares of the
Company's common stock on the open market at an average price of $32.97 ($1,280,347). In 1998, the Rabbi Trusts purchased 15,521 shares of the
Company's common stock on the open market at an average price of $37.20 ($577,409). At December 31, 2000, the Trusts' assets were valued at $10.5 million.

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


(in thousands, except per share data)   2000          1999      1998
Net income:   As reported            $28,693       $31,451   $28,239
              Pro forma               27,781        30,608    27,592

Diluted EPS:  As reported              $2.89         $3.08     $2.65
              Pro forma                $2.79         $2.99     $2.59

      These pro forma amounts may not be representative of the effects of FASB Statement No. 123 on pro forma net income for future years because options vest over several years and additional awards may be granted in the future.
      Under the Incentive Plan, an officer may be granted an option to purchase shares at 100% of the grant date fair market value (110% if the optionee and affiliates own 10% or more of the shares), payable as determined by the Company's board of directors. An option may be granted only during the 10-year period ending in May 2005. An optionee must exercise an option within 10 years (five years if the optionee and affiliates own 10% or more of the shares) from the grant date. With few exceptions, full vesting of options granted occurs at the end of five years.
      Under the Directors' Plan, shares granted do not qualify as tax-favored incentive stock options. Directors may be granted non-qualified options to purchase shares at 100% of the grant date fair market value. An optionee must exercise an option within 10 years from the grant date. With few exceptions, full vesting occurs at the end of three years.
      The Company may grant options for up to 1,562,500 shares under the Incentive Plan and 250,000 shares under the Directors' Plan. Through December 31, 2000, the Company had granted 735,851 options under these plans. Under both plans, the option exercise price equals the stock's fair market value on the date of grant.
      A summary of the status of the plans at December 31, 2000, 1999 and 1998, and changes during the years then ended are presented in the following table and narrative:

                                 2000                     1999                    1998

                                       Weighted-               Weighted-               Weighted-
                                        Average                 Average                 Average
                            Number     Exercise     Number     Exercise    Number      Exercise
                          of Shares     Price     of Shares     Price     of Shares     Price
Outstanding
  at beginning
  of year                 526,731      $29.25     385,074      $27.78     277,347      $21.15
Granted                   148,300      $31.90     162,200       32.02     134,252       42.06
Exercised                   1,888      $19.56      14,623       20.70       3,231       18.77
Forfeited                  22,095      $32.14       5,920       30.88      23,294       32.22

Outstanding at
  end of year             651,048      $29.78     526,731       29.25     385,074       27.78

Exercisable at
  end of year             280,387      $25.62     180,174       23.16     112,652       19.46

Weighted-avg
  fair value of
  options granted
  during year                          $10.97                  $ 9.87                  $12.49

      The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 6.4%, 5.5% and 5.7%; expected dividend yields of 2.2%, 2.6% and 2.9%; expected lives of 10 years; and expected volatility of 21.5%, 23.6% and 23.8%.
      Information on the range of exercise prices for options outstanding as of December 31, 2000, is as follows:

                         Options Outstanding                 Options Exercisable

                                      Weighted-
                                       Average       Weighted-                 Weighted-
                        Outstanding   Remaining       Average    Exercisable    Average
   Range of                as of     Contractual     Exercise       as of      Exercise
Exercise Price           12/31/00       Life          Price       12/31/00      Price
$ 0.00 - $16.88           64,689        4.1          $16.48        64,689      $16.48
$16.89 - $21.10           81,976        5.3          $18.36        70,476      $18.35
$21.11 - $29.54           88,726        6.2          $26.10        56,925      $26.15
$29.55 - $33.76          281,155        8.7          $31.77        34,415      $32.02
$33.77 - $37.98           10,625        7.8          $35.09         4,175      $35.49
$37.99 - $42.20          123,877        7.4          $41.96        49,707      $41.97
                         651,048        7.2          $29.78       280,387      $25.62

POST-RETIREMENT BENEFITS OTHER THAN PENSION
The Company does not provide post-retirement or post-employment benefits to employees and therefore does not have any liability under FASB Statement No. 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions" or FASB Statement No. 112, "Employers' Accounting for Post-employment Benefits."

9.>STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS
The Company's insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, a provision for deferred federal income taxes, the inclusion of statutory nonadmitted assets, and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to fixed maturities.
      The following table includes selected information for the Company's insurance subsidiaries as filed with insurance regulatory authorities. For 1999, consolidated net income, statutory basis, includes the results of UIC and PIC only from the date of acquisition, January 29, 1999.


                                            Year ended December 31,
(in thousands)                          2000          1999       1998
Consolidated net income,
  statutory basis                   $ 14,833      $ 22,147   $ 29,404
Consolidated surplus,
  statutory basis                   $309,945      $286,247   $314,484

      Dividend payments to the Company from its principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior notice or approval of the regulatory authorities of Illinois and California. The maximum dividend distribution is limited by Illinois and California law to the greater of: 10% of RLI Insurance Company's policyholder surplus as of December 31 of the preceding year or the net income of RLI Insurance Company for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 2001 without prior notice or approval is $31.0 million -- 10% of RLI Insurance Company's 2000 policyholder surplus. The actual amount paid to the Company during 2000 was $11.9 million.

10.>COMMITMENTS AND CONTINGENT LIABILITIES
The Company is involved in certain legal proceedings and disputes considered by management to be ordinary and incidental to the business, or which have no foundation in fact. Management believes that valid defenses exist as to all such litigation and disputes and is of the opinion that these will not have a material effect on the Company's financial statements.
      The Company leases regional office facilities and automobiles under operating leases expiring in various years through 2005. Minimum future rental payments under noncancellable operating leases are as follows:

2001                                    $1,585,185
2002                                     1,417,308
2003                                     1,102,419
2004                                       743,549
2005                                       571,698
Total minimum future rental payments    $5,420,159

11.>ACQUISITION
On January 29, 1999, RLI Insurance Company purchased Underwriters Indemnity Holdings (UIH) for $40.7 million. The purchase was financed entirely through short-term debt. UIH was the insurance holding company for Planet Indemnity Company and Underwriters Indemnity Company. As a property/casualty insurance group, these companies have combined to offer primarily surety and inland marine coverages on commercial risks relating to the exploration, drilling, producing and gathering activities of the oil and gas industry. Also provided to a lesser degree were control of well and general liability insurance. The genuine value of this operation was found almost exclusively in the surety operations. The casualty book was considered incidental to the overall business while the property business contained deficient premiums to an unknown extent. All property coverages were nonrenewed in accordance with allowable policy provisions.
      The acquisition was accounted for under the purchase method of accounting for business combinations. RLI Corp.'s 1999 financial statements include the results of UIH's operations from January 29, 1999, through December 31, 1999. Accounting guidance derived primarily from APB 16 regarding business combinations dictates that the purchase price be allocated to the assets acquired less liabilities assumed with any excess being recorded as goodwill. The allocation of the purchase price results in goodwill of $32.0 million that will be amortized over 20 years.
                                       47

      The table below summarizes, on a pro forma basis, the Company's consolidated results of operations as if the purchase of UIH had taken place as of January 1, 1998.


                                           Years ended December 31,
(in thousands, except per share data)          1999          1998
Consolidated revenue                       $224,560      $175,446
Net earnings                                 25,489        29,490

Net earnings per share:
  Basic                                       $2.52         $2.80
  Diluted                                     $2.49         $2.77

      The dilutive effect on pro forma earnings was the result of recognizing pre-acquisition premium deficiency and reserve strengthening on the property business. As indicated above, the Company does not intend to pursue this line of business and consequently, does not anticipate any future earnings impact.

12.>INDUSTRY SEGMENT INFORMATION
      The following table summarizes the Company's segment data as specified by FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by Company management.
      The segments of the property/casualty operations of the Company include property, casualty and surety. The property segment is comprised of insurance products providing physical damage coverage for commercial and personal risks. These risks are exposed to a variety of perils including earthquakes, fires and hurricanes. Losses are developed in a relatively short period of time.
      The casualty segment includes liability products where loss and related settlement expenses must be estimated, as the ultimate disposition of claims may take several years to fully develop. Policy coverage is more significantly impacted by evolving legislation and court decisions.
      The surety segment offers a selection of small- and medium-sized commercial products related to the statutory requirement for bonds on construction and energy-related projects. The results of this segment are characterized by relatively low loss ratios. However, expense ratios tend to be higher due to the high volume of transactions at lower premium levels.
      The investment income segment is the by-product of the interest and dividend income streams from the Company's investments in fixed-income and equity securities. Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of other segments. Investee earnings represent the Company's share in Maui Jim, Inc. earnings. The Company owns approximately 44% of the unconsolidated investee, which operates in sunglass and optical goods industries.
      The following table provides data on each of the Company's segments as used by company management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures via the Company's expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule. Goodwill amortization resulting from the UIH acquisition was allocated entirely to the surety segment.

                                                                                                               Depreciation
                                        Net Earnings                            Revenues                     and Amortization

(in thousands)                 2000         1999         1998         2000        1999        1998        2000      1999      1998
Property                     $  4,990     $ 17,064     $ 19,800     $ 60,063    $ 51,390    $ 52,281    $1,169    $1,047    $1,048
Casualty                        3,461       (2,328)      (2,292)     136,801     118,472      71,736     1,690     1,381       993
Surety                          3,633        2,399         (719)      34,739      25,412      18,307     2,165     2,037       280
Net investment income          29,046       26,015       23,937       29,046      26,015      23,937        79        68        81
Realized gains                  2,847        4,467        1,853        2,847       4,467       1,853
General corporate expense
  and interest on debt         (8,663)      (6,195)      (6,195)                                            76       112       113
Equity in earnings of
  unconsolidated investee       2,979        1,613        1,337

Total segment earnings
  before income taxes          38,293       43,035       37,721

Income taxes                    9,600       11,584        9,482

Total                        $ 28,693     $ 31,451     $ 28,239     $263,496    $225,756    $168,114    $5,179    $4,645    $2,515

13.>UNAUDITED INTERIM FINANCIAL INFORMATION
    Selected quarterly information is as follows:


(in thousands, except per share data)         First    Second     Third     Fourth      Year
2000
Net premiums earned                         $53,186   $57,644   $61,251    $59,522   $231,603
Net investment income                         6,937     7,085     7,461      7,563     29,046
Net realized investment gains                  (121)       34       604      2,330      2,847
Earnings before income taxes                  8,996     9,282     9,840     10,175     38,293
Net earnings                                  6,540     6,962     7,380      7,811     28,693
Basic earnings per share(1)                   $0.66     $0.71     $0.75      $0.80      $2.92
Basic operating earnings per share(1)(2)      $0.67     $0.71     $0.71      $0.64      $2.73
Diluted earnings per share(1)                 $0.66     $0.70     $0.74      $0.78      $2.89
Diluted operating earnings per share(1)(2)    $0.67     $0.70     $0.70      $0.63      $2.70

1999
Net premiums earned                         $45,789   $47,672   $50,992    $50,821   $195,274
Net investment income                         6,234     6,194     6,737      6,850     26,015
Net realized investment gains                    23     2,235     2,265        (56)     4,467
Earnings before income taxes                  8,659    12,285    11,941     10,150     43,035
Net earnings                                  6,578     9,021     8,471      7,381     31,451
Basic earnings per share(1)                   $0.63     $0.89     $0.85      $0.74      $3.11
Basic operating earnings per share(1)(2)      $0.63     $0.75     $0.70      $0.75      $2.82
Diluted earnings per share(1)                 $0.63     $0.88     $0.84      $0.74      $3.08
Diluted operating earnings per share(1)(2)    $0.63     $0.74     $0.69      $0.74      $2.79

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

REPORT OF INDEPENDENT AUDITORS>

The board of directors and shareholders, RLI Corp.

      We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


KPMG LLP


January 10, 2001


KPMG

Certified Public Accountants
303 East Wacker Drive
Chicago, IL  60601

Statement of Financial Reporting Responsibility>

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

      Management has established and maintains a system of internal controls throughout its operations that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. As part of its audit of the financial statements, KPMG considers certain aspects of the system of internal controls to the extent necessary to form an opinion on the financial statements and not to provide assurance on the system of internal controls. Management considers the recommendations of its internal auditor and independent public accountants concerning the Company's internal controls and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 2000, the Company's system of internal controls was adequate to accomplish the objectives described herein.

      The audit committee is comprised solely of four non-employee directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent public accountants and the internal auditor have ready access to the audit committee.


Jonathan E. Michael                         Joseph E. Dondanville, CPA
President, CEO                              Vice President, CFO

SELECTED FINANCIAL DATA

THE FOLLOWING IS SELECTED FINANCIAL DATA OF RLI CORP. AND
SUBSIDIARIES FOR THE 11 YEARS ENDED DECEMBER 31, 2000


(amounts in thousands, except per share data)           2000           1999          1998           1997          1996
OPERATING RESULTS
Gross sales                                       $  469,760        370,057       316,863        306,383       301,500
Total revenue                                     $  263,496        225,756       168,114        169,424       155,354
Net operating earnings (loss)(1)                  $   26,842         28,547        27,035         28,233        25,035
Net earnings (loss)                               $   28,693         31,451        28,239         30,171        25,696
Comprehensive earnings (loss)(2)                  $   42,042         20,880        51,758         66,415        41,970
Net cash provided from operating activities       $   53,118         58,361        23,578         35,022        48,947
Net premiums written to statutory surplus                 84%            79%           46%            54%           64%
GAAP combined ratio                                     94.8           91.2          88.2           86.8          87.4
Statutory combined ratio                                95.8           90.1(4)       88.4           90.4          89.1

FINANCIAL CONDITION
Total investments                                 $  756,111        691,244       677,294        603,857       537,946
Total assets                                      $1,281,323      1,170,363     1,012,685        911,741       845,474
Unpaid losses and settlement expenses             $  539,750        520,494       415,523        404,263       405,801
Total debt                                        $   78,763         78,397        39,644         24,900        46,000
Total shareholders' equity                        $  326,654        293,069       293,959        266,552       200,039
Statutory surplus                                 $  309,945        286,247       314,484        265,526       207,787

SHARE INFORMATION
Net operating earnings (loss) per share:
  Basic(3)                                        $     2.73           2.82          2.58           2.71          2.54
  Diluted(3)                                      $     2.70           2.79          2.54           2.50          2.22
Net earnings (loss) per share:
  Basic(3)                                        $     2.92           3.11          2.69           2.90          2.60
  Diluted(3)                                      $     2.89           3.08          2.65           2.66          2.28
Comprehensive earnings (loss) per share:(2)
  Basic(3)                                        $     4.28           2.06          4.92           6.38          4.25
  Diluted(3)                                      $     4.23           2.04          4.87           5.76          3.62
Cash dividends declared per share                 $     0.59           0.55          0.51           0.47          0.44
Book value per share                              $    33.32          29.68         28.44          24.70         20.46
Closing stock price                               $    44.69          34.00         33.25          39.85         26.70
Stock split                                                                           125%
Weighted average shares outstanding:
  Basic(3)                                             9,817         10,124        10,514         10,402         9,871
  Diluted(3)                                           9,945         10,222        10,638         11,714        12,105
Common shares outstanding                              9,804          9,873        10,335         10,793         9,777


(amounts in thousands, except per share data)          1995         1994          1993         1992          1991         1990
OPERATING RESULTS
Gross sales                                         293,922      295,966       266,480      220,048       215,498       181,216
Total revenue                                       155,954      156,722       143,100      117,582       102,343        92,958
Net operating earnings (loss)(1)                      7,648       (2,403)       14,118       15,599        15,986        14,998
Net earnings (loss)                                   7,950       (4,776)       15,948       16,207        16,800        14,267
Comprehensive earnings (loss)(2)                     31,374       (8,513)       21,175       18,548        22,430        11,952
Net cash provided from operating activities          24,649       27,041        73,629       43,619        22,918        45,388
Net premiums written to statutory surplus                76%         108%           94%         110%           95%          112%
GAAP combined ratio                                   107.5        116.9          97.2         91.4          85.2          85.1
Statutory combined ratio                              106.5        116.9          87.9(7)      95.8          91.6          92.2


FINANCIAL CONDITION
Total investments                                   471,599      413,835       401,609      281,113       237,932       213,160
Total assets                                        810,200      751,086       667,650      526,351       483,572       432,380
Unpaid losses and settlement expenses               418,986      394,966       310,767      268,043       244,667       235,807
Total debt                                           48,800       52,255        53,000        7,000         9,400         7,000
Total shareholders' equity                          158,608      131,170       140,706      117,393        99,678        79,851
Statutory surplus                                   172,313      136,125       152,262      100,585        88,605        70,410


SHARE INFORMATION
Net operating earnings (loss) per share:
  Basic(3)                                             0.78(5)     (0.25)(5)      1.49         1.74          1.81          1.70
  Diluted(3)                                           0.78(5)     (0.25)(5)      1.42         1.74          1.81          1.70
Net earnings (loss) per share:
  Basic(3)                                             0.81(5)     (0.49)(5)      1.68(8)      1.81          1.90          1.61
  Diluted(3)                                           0.81(5)     (0.49)(5)      1.60(8)      1.81          1.90          1.61
Comprehensive earnings (loss) per share:(2)
  Basic(3)                                             3.20(5)     (0.87)(5)      2.23(8)      2.07          2.54          1.35
  Diluted(3)                                           2.77(5)(6)  (0.87)(5)      2.10(8)      2.07          2.54          1.35
Cash dividends declared per share                      0.41         0.36          0.34         0.32          0.30          0.27
Book value per share                                  16.16        13.37         14.60        13.04         11.27          9.03
Closing stock price                                   20.00        13.12         16.96        15.84         10.56          9.28
Stock split 125%
Weighted average shares outstanding:
  Basic(3)                                            9,812        9,733         9,499        8,949         8,842         8,842
  Diluted(3)                                          9,812        9,732        10,451        8,949         8,842         8,842
Common shares outstanding                             9,814        9,812         9,639        9,002         8,842         8,842

(1)For all periods presented, net operating earnings represent the Company's net earnings reduced by after-tax realized gains. For 1993, the financial impact of FASB Statement No. 109 has also been deducted in arriving at operating earnings.
(2)See note 1.L to the consolidated financial statements.
(3)In July 1993, the Company issued $46.0 million of convertible debentures. In July 1997, these securities were called for redemption. This conversion created an additional 2.2 million new shares of RLI common stock.
(4)The statutory combined ratio presented includes the results of UIC and PIC only from the date of acquisition, January 29, 1999.
(5)The combined effects of the Northridge Earthquake - including losses, expenses and the reduction in revenue due to the reinstatement of reinsurance coverages - reduced 1994 after-tax earnings by $25.0 million ($2.57 per basic share, $2.10 per diluted share) and 1995 after-tax earnings by $18.6 million ($1.90 per basic share, $1.54 per diluted share).
(6)For 1995, diluted earnings per share on a GAAP basis were antidilutive. As such, GAAP diluted and basic earnings per share were equal. Diluted comprehensive earnings per share, however, were not antidilutive. The number of diluted shares used for this calculation was 9,619.
(7)Contingent commission income recorded during 1993, from the cancellation of a multiple-year, retrospectively-rated reinsurance contract, reduced the statutory expense and combined ratio 10.3 points.
(8)Basic and diluted earnings per share include $.18 and $.16 per share, respectively, from the initial application of FASB Statement No. 109 "Accounting for Income Taxes."

INVESTOR INFORMATION

CONTACTING RLI>

Corporate Headquarters
9025 N. Lindbergh Dr.
Peoria, IL 61615-1499
(309) 692-1000
(800) 331-4929
Fax: (309) 692-1068
www.rlicorp.com

Financial Information
For investor relations requests and management's perspective on specific issues, contact RLI Treasurer Mike Price at (309) 693-5880 or at mprice@rlicorp.com.

For help with your shareholder account or for information about RLI stock or dividends, call our transfer agent at (800) 468-9716.

ANNUAL MEETING>
The annual meeting of shareholders will be held at 2:00 p.m., CDT, on May 3, 2001, at the company's offices at 9025 North Lindbergh Drive, Peoria, Ill.

TRADING AND DIVIDEND INFORMATION>


                       Stock Price       Dividends
     2000         High     Low    Close  Declared
     1st Quarter $34.13  $26.50  $33.50    $.14
     2nd Quarter  37.50   31.38   34.77     .15
     3rd Quarter  38.75   33.75   38.38     .15
     4th Quarter  44.69   37.56   44.69     .15


                       Stock Price       Dividends
     1999         High     Low    Close  Declared
     1st Quarter $33.63  $28.00  $29.25    $.13
     2nd Quarter  38.81   27.88   38.75     .14
     3rd Quarter  38.63   32.50   33.00     .14
     4th Quarter  35.88   30.00   34.00     .14


RLI has paid and increased dividends for 24 consecutive years. RLI dividends qualify for the enterprise zone dividend subtraction modification for Illinois state income tax returns.

STOCK OWNERSHIP>

    December 31, 2000                Shares      %
    Insiders                         892,790    9.1
    ESOP                           1,265,591   12.9
    Institutions & other public    7,645,581   78.0
    Total Outstanding              9,803,962  100.0
    RLI Common Stock Shareholders      4,168

SHAREHOLDER INQUIRIES>
Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar at:
         Wells Fargo Shareholder Services
         P.O. Box 64854
         St. Paul, MN 55164-0854
         Phone: (800) 468-9716 or (651) 450-4064
         Fax: (651) 450-4033
         E-mail: stocktransfer@wellsfargo.com


DIVIDEND REINVESTMENT PLANS>
If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings or money market accounts, send your request to the transfer agent and registrar.

REQUESTS FOR ADDITIONAL INFORMATION>
Additional copies of this report and the Annual Report to the Securities and Exchange Commission, Form 10-K, are available without charge to any shareholder. To have your name placed on a mailing list to receive copies of annual reports, quarterly reports, and other shareholder materials, simply contact the treasurer at our corporate headquarters.