Form 10-K, Exhibit 13
period 2002-12-31
RLI CORP
filed 2003-03-12
CIK 84246

Exhibit 13

Management’s Discussion and Analysis

Overview

We are a holding company that underwrites selected property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group, or the Group. The Group has accounted for approximately 89% of our consolidated revenue over the last three years by providing property and casualty coverages primarily for commercial risks. As a ‘‘niche’’ company, we offer specialty insurance products designed to meet specific insurance needs of targeted insured groups. A niche company underwrites a particular type of coverage for certain markets that are underserved by the insurance industry, such as our difference in conditions coverage or oil and gas surety bonds. A niche company also provides a type of product not generally offered by other companies, such as our personal umbrella policy. The excess and surplus market provides an alternative market for customers with hard-to-place risks and risks that admitted insurers specifically refuse to write. When we underwrite within the surplus lines market, we are selective in the line of business and type of risks we choose to write. Typically the development of these specialty insurance products is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. We have not taken any specific measures to develop any future targeted areas, because new product ideas are typically offered to us for consideration. Once a proposal is submitted, underwriters determine whether a proposal would be a viable product in keeping with our business objectives.

Management measures the results of our insurance operations by monitoring certain measures of growth and profitability across three distinct business segments: casualty, property and surety. Growth is measured in terms of gross premiums written and profitability is analyzed through GAAP (accounting principles generally accepted in the United States of America) combined ratios, which are further subdivided into their respective loss and expense components.

The property and casualty insurance business is cyclical and influenced by many factors, including price competition, economic conditions, natural or man-made disasters (for example, earthquakes and terrorism), interest rates, state regulations, court decisions and changes in the law. One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs have fully developed, because premiums are charged before claims are incurred. This requires that liabilities be estimated and recorded in recognition of future loss and settlement obligations. Due to the inherent uncertainty in estimating these liabilities, there can be no assurance that actual liabilities will not exceed recorded amounts; if actual liabilities do exceed recorded amounts, there will be an adverse effect on us. In evaluating the objective performance measures previously mentioned, it is important to consider the following individual characteristics of each major insurance segment.

Our property segment primarily underwrites commercial fire, earthquake, builders’ risk, difference in conditions, other inland marine coverages and, in the state of Hawaii, select personal lines policies. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, as approximately 44% of 2002’s total property premiums were written in California. We limit our net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.

The casualty portion of our business consists largely of general liability, transportation, commercial umbrella, personal umbrella, executive products and other specialty coverages. In addition, we provide directors and officers liability, employers indemnity and in-home business owners coverage. The casualty book of business is subject to the risk of accurately estimating losses and related loss reserves since the ultimate settlement of a casualty claim may take several years to fully develop. The casualty line may also be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

The surety segment specializes in writing small to medium-size commercial and small contract surety products, as well as those for the energy (plugging and abandonment), petrochemical and refining industries. The commercial surety products usually involve a statutory requirement for bonds. This industry has historically maintained a relatively low loss ratio. Losses may fluctuate, however, due to adverse economic conditions that may affect the financial viability of an insured.

The contract surety market guarantees the construction work of a commercial contractor for a specific project. As such, this line has historically produced marginally higher loss ratios than the miscellaneous surety line. Generally, losses occur due to adverse economic conditions, inclement weather conditions or the deterioration of a contractor’s financial condition.

Our investment strategy is designed to capitalize on our historical ability to generate positive underwriting income. Preservation of capital is the first priority, with a secondary focus on generating total return. The base fixed-income portfolio is rated investment grade to protect invested assets. Regular underwriting profits allow a large portion of our shareholders’ equity to be invested in a value-based, large-capitalization common stock portfolio. With the exception of a small warrant position in a private equity investment, the portfolio contains no derivatives or off-balance sheet structured investments. In addition, we employ stringent diversification rules and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite recent realized and unrealized losses in the equity portfolio, the overall portfolio’s asset allocation strategy has contributed significantly to our historic growth in book value.

Critical Accounting Policies

In preparing the consolidated financial statements, our management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

The most critical accounting policies involve significant estimates and include those used in determining the liability for unpaid losses and settlement expenses, investment valuation, recoverability of reinsurance balances and deferred policy acquisition costs.

Unpaid Losses and Settlement Expenses

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

Historically, we have not experienced significant development, favorable or unfavorable, either with the liability in total or within industry segments. Additional information with respect to reserve development patterns for 2000-2002 year-end liabilities can be found in note 6 to the financial statements. Adding to the complexities inherent in the reserving process are issues related to coverage, expansion of coverage, and reinsurance program applicability.

We have insignificant exposure to asbestos and environmental policy liabilities, as a result of entering liability lines after the industry had already recognized it as a problem. What exposure does exist is through our commercial umbrella, general liability, and discontinued assumed reinsurance lines of business. The majority of that exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business. Although our environmental exposure is limited, management cannot determine our ultimate liability with any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability, and standards of cleanup. Additionally, we participate primarily in the excess layers, making it even more difficult to assess the ultimate impact.

Investment Valuation

Throughout each year, external investment managers buy and sell securities to maximize overall investment returns in accordance with investment policies established by the finance and investment committee of our board of directors. This includes selling individual securities that have unrealized losses when the investment manager believes future performance can be surpassed by buying other securities deemed to offer superior long-term return potential.

We classify our investments in debt and equity securities with readily determinable fair values into one of three categories: held-to-maturity securities are carried at amortized cost, while both available-for-sale securities and trading securities are carried at fair value.

Management regularly evaluates our fixed maturity and equity securities portfolio to determine impairment losses for other-than-temporary declines in the fair value of the investments. Criteria considered during this process include, but are not limited to: the current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security’s fair value being below cost, credit ratings, current economic conditions, the anticipated speed of cost recovery, and our decisions to hold or divest a security.

In addition, we consider the profitability, leverage, growth and cash flow of each company that has issued a security. Impairment losses result in a reduction of the underlying investment’s cost basis. Significant changes in these factors could result in a considerable charge for impairment losses as reported in the consolidated financial statements.

We have not sold any securities for the purpose of generating cash over the last several years, whether to pay claims, dividends or any other expense or obligation. Accordingly, we believe that our sale activity supports our intent or ability to continue to hold securities in an unrealized loss position until such time as our cost may be recovered.

Recoverability of Reinsurance Balances

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the appropriate liabilities, since reinsurance does not relieve us of our legal liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. Additionally, the same uncertainties associated with estimating unpaid losses and settlement expenses impact the estimates for the ceded portion of such liabilities. We continually monitor the financial condition of our reinsurers. Our policy is to periodically charge to earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers.

Deferred Policy Acquisition Costs

We defer commissions, premium taxes and certain other costs related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premium to be earned, related investment income, anticipated losses and settlement expenses as well as certain other costs expected to be incurred as the premium is earned. Judgments as to ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written.

Operations

Consolidated gross sales for 2002 totaled $741.5 million, up 35.2% from $548.3 million in 2001, which was a 16.7% increase from 2000. This trend was driven by gross premiums written growth in 2002 of 38.2%, to a total of $707.5 million, compared to an increase of 16.9% in 2001. This growth was the result of firm market conditions across all segments. While this trend began in 2001, our exiting a few unprofitable lines mitigated the growth rate in that year. Net investment income grew 17.0% to $37.6 million in 2002, following a 10.8% improvement to $32.2 million in 2001. Realized losses in 2002 were $3.6 million, compared to gains of $4.2 million in 2001 and $2.8 million in 2000. The losses were the result of securities impairment of $6.5 million recognized in 2002, while none was recorded in either of the two preceding years. Further discussion of impairment analysis follows in the investment income section of this discussion.

	Year Ended December 31,
Gross sales (in thousands)	2002	2001	2000
Gross premiums written	$707,453	$511,985	$437,866
Net investment income	37,640	32,178	29,046
Realized investment gains (losses)	(3,552)	4,168	2,847
Total gross sales	$741,541	$548,331	$469,759

Consolidated revenue for 2002 was $382.2 million, compared to $309.4 million in the prior year and $263.5 million in 2000. Net premiums earned, the main driver of this measurement, jumped 27.5% compared to 17.9% in 2001, following an 18.6% increase in 2000.

Net earnings for 2002 were $35.9 million ($1.75 per diluted share), up from $31.0 million ($1.55 per diluted share) in 2001, and $28.7 million ($1.44 per share) in 2000. Underwriting profits more than doubled in 2002, increasing pretax earnings by $7.7 million over 2001. This trend was complemented by pretax increases of $5.5 million in investment income, $1.6 million in investee earnings, and a $1.4 million benefit from reduced pretax debt costs. For the prior year, the earnings increase came in spite of declining underwriting profits as investment gains increased and debt costs dropped.

The earnings increase offset unrealized equity portfolio losses, allowing comprehensive earnings to rebound to $13.7 million in 2002, from $11.4 million in 2001. This outcome was still down sharply from the $42.0 million of comprehensive earnings in 2000. We continue to emphasize a long-term-focus investment strategy, which has not changed despite the year’s total return performance. The robust returns in 1997, 1998 and 2000 reflect our commitment to this investment strategy, which we believe will maximize value for shareholders in the future, as it has done historically.

RLI Insurance Group

As indicated earlier, 2002 gross written premiums rose dramatically during the year — over 38% — as we capitalized on favorable market conditions. Each business segment experienced double-digit growth in gross writings. On the earnings side, underwriting income jumped to $15.6 million in 2002, compared to $7.7 million and $12.1 million in 2001 and 2000, respectively. Combined ratios illustrate a return to underwriting effectiveness over this same period, with results of 95.6 in 2002, 97.2 in 2001, and 94.8 in 2000. The spike in 2001 resulted from higher-than-anticipated loss activity and higher reinsurance costs on specific products across multiple segments. Notably, many of these problems were addressed either through increased underwriting controls, increased pricing or the elimination of product lines. The positive impact of these actions initially surfaced in the fourth quarter of 2001, but manifested itself firmly in 2002. Despite less-than-stellar profits in 2001, we recognized only trivial effects of industry events such as the Seattle earthquake, Hurricane Allison, the terrorist attacks of September 11 and the Enron collapse, serving as a testament to our underwriting skill and expertise.

Gross premiums written (in thousands)	2002	2001	2000
Casualty	$434,075	$288,577	$233,937
Property	210,310	169,953	160,508
Surety	63,068	53,455	43,421
Total	$707,453	$511,985	$437,866

Underwriting profits (in thousands)	2002	2001	2000
Casualty	$(768)	$(2,187)	$3,461
Property	24,472	7,525	4,990
Surety	(8,096)	2,336	3,633
Total	$15,608	$7,674	$12,084

Combined ratio	2002	2001	2000
Casualty	100.4	101.4	97.4
Property	72.6	89.3	91.7
Surety	116.0	94.9	89.6
Total	95.6	97.2	94.8

Casualty gross premiums written continued to grow substantially as the $434.1 million written during 2002 was a 50.4% increase over the $288.6 million result in 2001. Casualty premiums written in 2000 totaled $233.9 million. Several product lines showed double-digit growth in both years, including general liability, personal umbrella, executive products, transportation and program business.

The combined ratio for the casualty segment was 100.4 in 2002, compared to 101.4 in 2001 and 97.4 in 2000. The decline in 2002 from 2001 was the result of our ability to increase volume and rates without a commensurate increase in expenses. While both the 2002 and 2001 results were within our anticipated performance range, the 2000 combined ratio was the result of recognizing reserve redundancies on selected lines, based on favorable loss experience. This action, in conjunction with our conservative reserving approach for this segment on an ongoing basis, supports our belief that casualty loss reserves will be adequate and investment income derived from reserved funds will provide significant future earnings potential.

The property segment contributed gross premiums written of $210.3 million for 2002, up 23.7% from the $170.0 million written in 2001, which improved on the $160.5 million from 2000. The smaller increase in 2001 was the result of our exiting several unprofitable lines of commercial fire business. The rebound in 2002 reflected our ability to capitalize on favorable markets and rates, driving premiums in commercial fire up by $19.8 million, or 38.8%, and DIC premiums up by $19.8 million, or 28.3%.

Profitability in the property segment catapulted to $24.5 million in 2002, compared to $7.5 million and $5.0 million in 2001 and 2000, respectively. Combined ratios for the three years 2002-2000, respectively, were 72.6, 89.3 and 91.7. As discussed in previous reports, many underwriting changes have been made in this segment in recent years, including rate and deductible increases, commission restrictions, reinsurance revisions and other types of exposure control. The results speak for themselves as loss ratios dropped precipitously across several key property product lines.

Surety gross premiums written increased to $63.1 million in 2002, up 18.0% from $53.5 million in 2001, which was up from $43.4 million in 2000. The miscellaneous, commercial and oil and gas lines experienced growth rates from 20-29%. The increase during 2001 was due to the formation of the mid-market commercial surety unit late in 2000, which contributed $9.0 million of growth.

The surety segment reported an $8.1 million loss in 2002 due to excessive contract losses. This loss was in stark contrast to the $2.3 million underwriting profit earned in 2001, and $3.6 million in 2000. Even taking into account the effect of the 2002 national economy on this segment, the results were still well below acceptable levels. In the fourth quarter alone, reserves were strengthened by $3.9 million in recognition of the deterioration of the contract loss experience. We have taken corrective underwriting actions to return this segment to profitability in the near future. Our goal is to make significant improvement, regardless of how the economy performs.

We are in litigation regarding certain commercial surety bond claims arising out of a specific bond program. We are currently investigating and evaluating our obligations due to a variety of complex coverage issues. See note 10 to the financial statements for further discussion.

Investment Income

Net investment income increased by 17.0% during 2002, due to increased cash flow allocated to fixed-income investments. On an after-tax basis, investment income increased by 15.0%. Operating cash flows were $162.0 million in 2002, up from $77.9 million and $53.1 million in 2001 and 2000, respectively. Cash flows in excess of current needs were used to purchase fixed-income securities, which continue to be comprised primarily of high-grade tax-exempt, corporate and U.S. government/agency issues. The average annual yields on our investments were as follows for 2002, 2001 and 2000:

Pretax yield	2002	2001	2000
Taxable (on book value)	6.00%	6.49%	6.75%
Tax-exempt (on book value)	4.80%	4.96%	4.92%
Equities (on market value)	2.91%	2.60%	2.30%
After-tax yield	2002	2001	2000
Taxable (on book value)	3.90%	4.22%	4.39%
Tax-exempt (on book value)	4.55%	4.70%	4.66%
Equities (on market value)	2.49%	2.23%	1.96%

During 2002, the average tax-equivalent yield of the fixed-income portfolio decreased 0.62% (6.39% vs. 7.01%) due to decreases in both taxable and tax-exempt yields on new purchases. During the year, we again focused on purchasing high-quality investments, including corporate bonds, mortgage backed securities and asset backed securities, primarily in the 0-10 year part of the yield curve.

The fixed-income portfolio increased by $262.5 million during the year. This portfolio had realized gains of $1.7 million and a tax-adjusted total return on a mark-to-market basis of 11.1%. Our equity portfolio decreased by $50.3 million during 2002, to $227.3 million. For the year, this portfolio had pretax portfolio depreciation of $49.0 million and realized capital losses of $4.9 million. The total return for the year on this portfolio was –17.0%.

Our investment results for the last five years are shown in the following table:

(in thousands)	Average Invested Assets(1)	Investment Income(2)(3)	Realized Gains(3)	Change in Unrealized Appreciation(3)(4)	Annualized Return on Avg. Invested Assets	Tax Equivalent Annualized Return on Avg. Invested Assets
1998	$640,576	$23,937	$1,853	$36,183	9.7%	10.6%
1999	684,269	26,015	4,467	(16,263)	2.1%	3.0%
2000	723,677	29,046	2,847	20,537	7.2%	8.1%
2001	774,826	32,178	4,168	(30,268)	0.8%	1.6%
2002	896,785	37,640	(3,552)	(34,091)	0.0%	0.7%
5 yr Avg.	$744,027	$29,763	$1,957	$(4,780)	3.6%	4.4%

(1) Average amounts at beginning and end of year.
(2) Investment income, net of investment expenses, including non-debt interest expense.
(3) Before income taxes.
(4) Relates to available-for-sale fixed maturity and equity securities.

We maintain an equity investment in a private mortgage banking company. As of December 31, 2002, our equity investment, which consisted of common shares and warrants to acquire common shares, had a carrying value and estimated market value of $5.2 million. We recorded $1.8 million in net investment income during 2002 related to Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133 requires that we recognize the change in fair value of stock warrants received with the purchase of a note receivable. This compares to $1.6 million recognized in 2001. We employ a consistent valuation formula to recognize investment income or loss each quarter and to adjust the carrying value of our investment. This formula is based on the investee’s book value, the volume of mortgages originated and profitability.

We regularly evaluate the quality of our investment portfolio. When we believe a specific security has suffered an other-than-temporary decline in value, the investment’s value is adjusted by charging off the loss against income.

We realized $3.6 million in capital losses in 2002, compared to capital gains of $4.2 million in 2001 and $2.8 million in 2000. In the third quarter of 2002, our analysis identified $6.5 million in other-than-temporary declines in value, related to four specific equity positions in the technology and utility sectors. Stocks within the utility sector have been negatively impacted by liquidity, regulatory, and legal concerns in the wake of energy trading scandals. Stocks within the technology sector have been negatively impacted by a slowdown in economic activity and capital spending. The loss was calculated as the difference between the equities’ cost basis and market value and was reclassified from unrealized losses to realized losses. Partially offsetting the impairment loss, $2.9 million in net realized gains was recorded from the sale of certain equity and fixed-income investments during 2002. We did not have any impairment charges in 2001 or 2000.

The following table illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2002, including market value, cost basis, and unrealized gains and losses.

	Cost Basis	12/31/02 Mkt Value	Gross Unrealized		Net	Unrealized Gain/Loss%
(dollars in thousands)			Gains	Losses
Consumer discretionary	$12,259	$15,176	$3,606	$(689)	$2,917	23.8%
Consumer staples	15,014	29,051	14,037	—	14,037	93.5%
Energy	8,173	13,683	5,609	(99)	5,510	67.4%
Financials	14,201	33,950	19,961	(212)	19,749	139.1%
Healthcare	8,295	25,870	17,575	—	17,575	211.9%
Industrials	14,464	24,346	9,911	(29)	9,882	68.3%
Materials	9,392	12,281	3,079	(190)	2,889	30.8%
Information technology	6,746	9,049	2,303	—	2,303	34.1%
Telecommunications	8,648	13,893	5,286	(41)	5,245	60.6%
Utilities	33,907	44,859	11,030	(78)	10,952	32.3%
Private investments	5,184	5,184	—	—	—	0.0%
	$136,283	$227,342	$92,397	$(1,338)	$91,059	66.8%

The following table illustrates the number of individual securities that were in an unrealized loss position as of December 31, 2002, their fair value and cost, and length of time they have been in an unrealized loss position.

(dollars in thousands)	0-6 Mos.	7-9 Mos.	10-12 Mos.	>12 Mos.	Total
Common stock
# of positions	18	2	0	0	20
Fair value	$17,964	$2,011	$0	$0	$19,975
Cost or amortized cost	19,160	2,153	—	—	21,313
Unrealized loss	$(1,196)	$(142)	—	—	$(1,338)
Fixed income securities
# of positions	12	0	0	0	12
Fair value	$15,980	$0	$0	$0	$15,980
Cost or amortized cost	16,695	—	—	—	16,695
Unrealized loss	$(715)	—	—	—	$(715)
Total invested assets
# of positions	30	2	0	0	32
Fair value	$33,944	$2,011	$0	$0	$35,956
Cost or amortized cost	35,855	2,153	—	—	38,008
Unrealized loss	$(1,911)	$(142)	—	—	$(2,053)

Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses, we do not believe any securities suffered an other-than-temporary decline in value as of December 31, 2002. As of December 31, 2002, we held $4.6 million worth of equity and fixed income securities that individually had an unrealized loss greater than 10%. The cumulative unrealized loss on these securities was $1.1 million. We do not believe that any of these securities are other than temporarily impaired, but additional impairments within the portfolio are possible if current economic and financial conditions worsen, and such impairments may be material.

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2002, by contractual maturity, are shown as follows.

(in thousands)	Amortized Cost	Estimated Fair Value
Available-for-sale
Due in one year or less	$131	$131
Due after one year through five years	143,620	146,311
Due after five years through 10 years	193,008	203,495
Due after 10 years	129,720	134,882
	$466,479	$484,819
Held-to-maturity
Due in one year or less	$31,647	$32,186
Due after one year through five years	76,826	83,474
Due after five years through 10 years	105,166	114,235
Due after 10 years	18,142	19,873
	$231,781	$249,768
Trading
Due in one year or less	$265	$269
Due after one year through five years	4,458	4,766
Due after five years through 10 years	2,186	2,428
Due after 10 years	682	733
	$7,591	$8,196

Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.

Interest and General Corporate Expense

Interest expense on debt fell to $1.9 million in 2002, down from $3.2 million in 2001, and $5.3 million in 2000. While the amount of outstanding debt dropped at the end of the year, the decline in interest expense was due to changes in the rate environment. General corporate expenses generally fluctuate relative to our executive compensation plan based on Market Value Potential. This model basically measures comprehensive earnings against a minimum required return on company capital. These general corporate expenses were $3.5 million, $2.6 million and $3.4 million for 2002, 2001 and 2000, respectively.

Income Taxes

Our effective tax rates for 2002, 2001 and 2000 were 26.4%, 26.3% and 25.1%, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. Our pretax earnings in 2002 included $17.2 million of investment income that is wholly or partially exempt from federal income tax, compared to $16.3 million in both 2001 and 2000.

Investee Earnings

We maintain a 44% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses. Maui Jim’s chief executive officer owns 56% of the outstanding shares of Maui Jim, Inc. In 2002, we recorded nearly  $4.4 million in earnings compared to $2.8 million in 2001 and $3.0 million in 2000. Maui Jim net sales increased by 22%, despite continued weakness in the retail sector and overall economy. Explanations for the strong growth were a 64% increase in international sales, continued rapid addition of new accounts in existing markets, movement into the retail golf channel of trade, and solid key and independent account sales. Net sales grew 8% in 2001 and 32% in 2000. Gross margin continued to improve, with a 25% increase in 2002 and a 12% increase in 2001. Margins have improved with the introduction of new sunglass lines and change in the mix of business. Operating expenses grew by 18% in 2002 as a result of continued development of foreign operations with higher costs and an increase in marketing efforts. Operating expenses grew by 16% in 2001.

Market Risk Disclosure

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair market value of financial instruments. Management of market risk is a critical component of our investment decisions and objectives. We manage our exposure to market risk by using the following tools:

1. Monitoring the fair market value of all financial assets on a constant basis;

2. Changing the character of future investment purchases as needed, and;

3. Maintaining a balance between existing asset and liability portfolios.

Our primary risk exposures are to changes in interest rates and equity prices, as we had no foreign exchange risk and only one derivative — warrants related to a private equity investment valued at $5.2 million, as of December 31, 2002.

Interest Rate Risk

Our primary exposure to interest rate risk is with our fixed-income investment portfolio and outstanding short-term debt instruments.

Modified duration analysis is used to measure the sensitivity of the fixed-income portfolio to changes in interest rates, providing a measure of price percentage volatility. We attempt to minimize interest rate risk by matching the duration of assets to that of liabilities.

Interest rate risk will also affect our income statement due to its impact on interest expense. Our debt obligations are short term in nature, as we have no long-

term debt outstanding as of December 31, 2002. As a result, we assume interest rate risk in our ability to refinance these short-term debt obligations. Any rise in interest rates will cause interest expense to increase if debt levels are maintained at current levels. We will continue to monitor this outstanding debt and may use operating cash flow, the available-for-sale fixed-income portfolio or proceeds from any potential issuance of additional capital to pay it down — all or in part — as market conditions warrant.

Equity Price Risk

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market.) As measured from December 31, 1981, to December 31, 2002, our equity portfolio had a beta of 0.68 in comparison to the S&P 500, which has a beta of 1.00. This low beta statistic reflects our long-term emphasis on maintaining a conservative, value oriented, dividend driven investment philosophy for our equity portfolio. Historically, dividend paying common stocks have demonstrated superior down-market performance characteristics.

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

Sensitivity Analysis

The tables on pages 31 and 32 detail information on the market risk exposure for our financial investments as of December 31, 2002. Listed on each table is the December 31, 2002, market value for our assets and the expected pretax reduction in market value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. The analysis does not consider any action we would undertake in response to the various changes in market conditions. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for nontrading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the market value of our investment portfolio.

As of December 31, 2002, our fixed-income portfolio had a market value of $742.8 million. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2002, levels with all other variables held constant. Such scenarios would result in decreases in the market value of the fixed-income portfolio of $29.3 million and $59.2 million, respectively. Due to our use of the held-to-maturity designation for a portion of the fixed-income portfolio, the balance sheet impact of these scenarios would be much lower. The income statement will be affected only by holdings designated as available-for-sale or trading. As of December 31, 2001, our fixed-income portfolio had a market value of $472.4 million. Given the same scenarios, the corresponding decreases in the market value of the fixed-income portfolio as of the year-end 2001 were $19.1 million and $38.0 million, respectively. The potential decrease for 2002 is larger than for 2001, due to continuing purchases of fixed-income investments during 2002.

As of December 31, 2002, our equity portfolio had a market value of $227.3 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10% and 20%. These scenarios would result in approximate decreases in the equity market value of $15.5 million and $30.9 million, respectively. As we designate all common stocks as available-for-sale, these market value declines would impact our balance sheet. As of December 31, 2001, our equity portfolio had a market value of $277.6 million. Given the same scenarios, the market value decreases as of year-end 2001 were $18.3 million and $36.6 million, respectively. The change between years is attributable to the decline in the equity portfolio during 2002.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the market value of our assets will increase from their present levels by the indicated amounts.

The income statement will also be impacted by interest expense. As of December 31, 2002, we had $54.4 million in short-term debt obligations. Assuming this debt level remains constant, a hypothetical 100-basis-point increase in interest rates would increase our annual interest expense by $0.5 million, and a 200-basis-point increase would increase annual interest expense by $1.1 million. Conversely, falling interest rates would result in equivalent reductions in interest expense. These numbers are not included in the following tables. As of December 31, 2001, we had $77.2 million of short-term debt outstanding. Because the amount of debt outstanding at December 31, 2002, was lower than at the prior year end, the hypothetical impact of the stated scenarios would be reduced.

Table 1 (in thousands) Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/02 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes
Fixed maturity securities	$8,196	$(278)	—
Total trading	8,196	(278)	—
Held for nontrading purposes
Fixed maturity securities	734,587	(29,048)	—
Equity securities	227,342	—	$(15,459)
Total nontrading	961,929	(29,048)	(15,459)
Total trading & nontrading	$970,125	$(29,326)	$(15,459)

Table 2 (in thousands) Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

	12/31/02 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes
Fixed maturity securities	$8,196	$(547)	—
Total trading	8,196	(547)	—
Held for nontrading purposes
Fixed maturity securities	734,587	(58,666)	—
Equity securities	227,342	—	$(30,919)
Total nontrading	961,929	(58,666)	(30,919)
Total trading & nontrading	$970,125	$(59,213)	$(30,919)

Table 3 (in thousands)

Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:

	12/31/02 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes
Fixed maturity securities	$8,196	$296	—
Total trading	8,196	296	—
Held for nontrading purposes
Fixed maturity securities	734,587	30,219	—
Equity securities	227,342	—	$15,459
Total nontrading	961,929	30,219	15,459
Total trading & nontrading	$970,125	$30,515	$15,459

Table 4 (in thousands)

Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

	12/31/02 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes
Fixed maturity securities	$8,196	$612	—
Total trading	8,196	612	—
Held for nontrading purposes
Fixed maturity securities	734,587	62,933	—
Equity securities	227,342	—	$30,919
Total nontrading	961,929	62,933	30,919
Total trading & nontrading	$970,125	$63,545	$30,919

Liquidity and Capital Resources

Historically, the primary sources of our liquidity have been funds generated from insurance underwriting operations as well as investment income and maturing investments. In addition, we have occasionally received proceeds from financing activities such as the sale of common stock, the sale of convertible debentures, and short-term borrowings. We continually monitor capital adequacy and surplus leverage, including the Group’s statutory premiums to surplus ratio.

We maintain a $40.0 million revolving line of credit with two financial institutions. The facility has a three-year term that expires on May 31, 2005. At December 31, 2002, we had $6.5 million in outstanding debt from this facility. Additionally, we were party to four reverse repurchase transactions totaling $47.9 million. Management believes that cash generated from operations, investments, and cash available from financing activities will provide sufficient liquidity to meet our anticipated needs over the next 12 to 24 months.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authority of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10% of RLI Insurance Company’s policyholder surplus as of December 31 of the preceding year or its net income for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 2003 without prior approval is $40.1 million — 10% of RLI Insurance Company’s 2002 policyholder surplus. The actual amount paid in 2002 was $5.3 million.

We continue an innovative catastrophe reinsurance and loss financing program with Zurich Insurance Company (Zurich). The program, called Catastrophe Equity Puts (CatEPutsSM), augments our traditional reinsurance by integrating our loss financing needs with a prenegotiated sale of securities linked to exchange-traded shares. For a more detailed description of CatEPuts, see note 5.

During 2002, we generated net operating cash flow of $162.0 million, which was added to our investment portfolio.

Our fixed-income portfolio continues to be biased toward U.S. government and agency securities and highly rated corporate and tax-exempt securities due to their high liquidity. As part of our investment strategy, we attempt to avoid exposure to default risk by holding, almost exclusively, securities rated investment grade by Standard & Poor’s and Moody’s. Virtually all our fixed-income portfolio (more than 98%) consists of securities rated A or better; 87% are rated AA or better. The average quality of the fixed-income portfolio securities remains AAA-rated; most of the portfolio is noncallable.

 We follow a program of matching assets to anticipated liabilities that are factored against ultimate payout patterns and the resulting payout streams are funded with the purchase of fixed-income securities of like maturity. Management believes that both liquidity and interest rate risk can be minimized by such asset/liability matching.

We currently classify 32% of the securities in our fixed-income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Other portions of the fixed-income portfolio are classified as available-for-sale (67%) or trading (1%) and are carried at fair market value. As of December 31, 2002, we maintained $493.0 million in fixed-income securities within the available-for-sale and trading classifications. The available-for-

sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

In addition, our equity portfolio ended the year at $227.3 million, all of which is classified as available-for-sale and is also a source of liquidity. The securities within the equity portfolio remain primarily invested in large-cap issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes.

Capital Management

In July 1997, we implemented a 4.5 million-share common stock repurchase program. In early 2001, we repurchased 5,544 shares at a total cost of $122,895. Although 560,000 shares remained authorized for repurchase at year-end 2002, we are not currently pursuing any share repurchases.

On December 26, 2002, we completed the sale of 4.8 million shares of common stock in an underwritten public offering at a price of $25.25 per share. After considering the 5.0% underwriting discount, we received $115.1 million in net proceeds, before expenses. On January 9, 2003, we sold an additional 420,000 shares pursuant to an over-allotment option granted to the underwriters, receiving an additional $10.1 million in net proceeds. The proceeds from the offering were used to pay indebtedness under our line of credit and to increase surplus at our insurance companies. As a result of the offering, we believe that we have adequate capital to support our operations through 2003. We have the ability to borrow   $40 million under a line of credit through May 31, 2005.

In the fourth quarter of 2002, we declared a cash dividend to be paid in January 2003 of $0.09 per share, representing our 106th consecutive dividend payment. Since the inception of cash dividends in 1976, we have increased our annual dividend every year. In its annual “Handbook of Dividend Achievers,” Mergent FIS (formerly a division of Moody’s) ranked us 175th of more than 10,000 U.S. public companies in dividend growth over the last decade. No changes in our dividend policy are anticipated in 2003.

Outlook for 2003

The insurance marketplace is expected to support continued growth in 2003 with some easing of the rate increases seen in 2002. Also, according to industry pundits, combined ratios are expected to decline. This bodes well for RLI, as we have consistently exceeded industry profitability measures over the years. As always, we will work hard to secure favorable reinsurance coverages, leverage our underwriting expertise and exploit any opportunities that complement our collection of products and services. We are attentive to the cyclical nature of this industry and will look beyond 2003 to position ourselves for inevitable changes in the market. Specific details regarding events in our business segments follow.

Casualty

Continued growth is expected for this segment, at varying degrees among the range of product lines, supported by a strong rate environment. We continue to emphasize this marketplace, as the combination of firming rates and superior submissions persists. While the combined ratio for this segment has historically remained over 100%, the fourth quarter 2002 posting of 99.8% indicates the improvement in the expense ratio from increased writings. While it is anticipated that this ultimately would improve the loss ratio as well, our conservative loss reserving approach precludes us from recognizing any immediate impact to the bottom line.

Property

Premium growth for this segment may not match that of the casualty segment, but should continue to develop positively in the near future, largely in the commercial fire line. Exposure management will mitigate growth in other lines, such as commercial earthquake and construction. While improvement in the loss ratio likely peaked in 2002, volume increases should provide efficiency in the expense ratio in 2003.

Surety

Growth for surety business is anticipated to be flat to slightly down in 2003. The focus here will obviously be to improve profitability. In the fourth quarter of 2002, reserve strengthening was undertaken to address historical performance. Corrective actions regarding underwriting were begun in 2002 to initiate a turnaround in the contract surety loss ratio performance, regardless of how the national economy performs in 2003.

Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133 which addresses the accounting for and disclosure of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. SFAS 133 standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS 133, as amended by SFAS 137 and 138, was effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

In March 2001, the FASB adopted the guidance set forth in Derivatives Implementation Group (DIG) Issue A17, ‘‘Contracts That Provide for Net Share Settlement.’’ Based on this guidance, we determined that stock warrants received in conjunction with the purchase of a note receivable qualify as derivatives under SFAS 133. Therefore, in accordance with the transition provisions of SFAS 133, we accounted for these warrants as derivatives effective April 1, 2001. The warrants were marked to fair value, as of April 1, 2001, with a cumulative-effect adjustment of $800,415, net of tax. The change in fair value of this instrument from April 1 to December 31, 2001, totaled $1.6 million and was recorded through the statement of earnings as net investment income. During 2002, we recorded $1.8 million in net investment income to recognize the current period change in the fair value of these stock warrants.

In July 2001, the FASB issued SFAS 141 ‘‘Business Combinations,’’ effective for all business combinations initiated after June 30, 2001, and SFAS 142 ‘‘Accounting for Goodwill and Other Intangible Assets,’’ effective for fiscal years beginning after December 15, 2001. We adopted the provisions of these Statements. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and indefinite-lived intangible assets will remain on the balance sheet and not be amortized. Intangible assets with a definite life will continue to be amortized over their estimated useful lives. SFAS 142 establishes a new method of testing goodwill for impairment. On an annual basis, and when there is reason to suspect that their values may have been diminished or impaired, these assets must be tested for impairment. The amount of goodwill determined to be impaired will be expensed to current operations. A reconciliation of the pro forma effects of eliminating the amortization of goodwill for the last three years ended December 31, 2002, can be found in note 1 to the financial statements.

In August 2001, the FASB issued SFAS 143, ‘‘Accounting for Asset Retirement Obligations,’’ which becomes effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

In October 2001, the FASB issued SFAS 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets,’’ which supersedes SFAS 121, ‘‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of’’ and the accounting and reporting provisions of APB 30, ‘‘Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’’ for the disposal of a segment of a business. SFAS 144 retains many of the fundamental provisions of SFAS 121, but resolves certain implementation issues associated with that Statement. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

In April 2002, the FASB issued SFAS 145, ‘‘Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement 13, Technical Corrections.’’ This Statement will rescind SFAS 4, 44, and 64, amend SFAS 13, and make certain technical corrections. The rescission of SFAS 4 and 64 will affect income statement classification of gains and losses from extinguishment of debt. SFAS 145 is effective for financial statements issued on or after May 15, 2002.

In April 2002, the FASB issued SFAS 146, ‘‘Accounting For Costs Associated With Exit or Disposal Activities.’’ This statement nullifies Emerging Issues Task Force Issue 94-3, ‘‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).’’ Under SFAS 146, a commitment to an exit or disposal plan no longer will be a sufficient basis for recording a liability for those activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 15, 2002.

The provisions of SFAS 143, 144, 145 and 146 are not anticipated to have a material impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees.” FIN 45 requires that disclosures be made by a guarantor in its interim and annual financial statements about its obligation under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  FIN 45 does not apply to certain guarantee contracts such as those issued by insurance and reinsurance companies and accounted for under accounting principles for those companies. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. Recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We currently are not entered into any such transactions subject to FIN 45.

In December 2002, the FASB published SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” and provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Because we have not elected to adopt the fair-value-based method of accounting for stock compensation as of the end of 2002, the transitional provisions of this Statement will not impact us for 2002. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation, including disclosures in interim financial statements. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The disclosures provisions will impact us for 2002 reporting, but will not impact interim reporting until 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires that companies absorbing the majority of another entity’s expected losses, receiving a majority of its expected residual returns, or both, as a result of holding variable interests that are ownership, contractual, or other economic interests, consolidate that entity [variable interest entity (VIE)]. Companies meeting this definition are considered primary beneficiaries. The consolidation requirements apply to all VIEs created after January 31, 2003. For pre-existing VIEs, if it is reasonably possible that a company will have a significant variable interest in a VIE on the date FIN 46’s requirements become effective, the company must disclose the nature, purpose, size and activities of the VIE as well as the company’s maximum exposure to loss resulting from the VIE in all financial statements issued after January 31, 2003. This disclosure is required even if the company would not become the primary beneficiary. We are not currently involved in any transactions subject to this guidance.

Legislation

State Regulation

As an insurance holding company, we, as well as our insurance subsidiaries, are subject to regulation by the states in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer’s state of domicile requires periodic reporting to the state regulatory authority of the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must have fair and reasonable terms, and the insurer’s policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance company subsidiaries of the holding company system.

The insurance holding company laws also require that ordinary dividends be reported to the insurer’s domiciliary regulator prior to payment of the dividend and that extraordinary dividends may not be paid without such regulator’s prior approval. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 100% of the insurer’s statutory net income for the most recent calendar year or 10% of its statutory policyholders’ surplus as of the preceding year end. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. ‘‘Control’’ is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of us or our insurance company subsidiaries, would generally require the party acquiring control to obtain prior approval by the insurance departments of the insurance company subsidiaries’ states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

Other regulations impose restrictions on the amount and type of investments our insurance company subsidiaries may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by filing, reporting and examination requirements. Market oversight is conducted by monitoring and periodically examining trade practices, approving policy forms, licensing of agents and brokers, and requiring the filing and in some cases, approval, of premiums and commission rates to ensure they are fair and equitable. Such restrictions may limit the ability of our insurance company subsidiaries to introduce new products or implement desired changes to current premium rates or policy forms. Financial solvency is monitored by minimum reserve and capital requirements (including risk-based capital requirements), periodic reporting procedures (annually, quarterly, or more frequently if necessary), and periodic examinations.

The quarterly and annual financial reports to the states utilize statutory accounting principles that are different from GAAP, which show the business as a  going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. The National Association of Insurance Commissioners (NAIC) developed a codified version of these statutory accounting principles, designed to foster more consistency among the states for accounting guidelines and reporting. The industry adopted this codified standard beginning January 1, 2001. This adoption required our insurance company subsidiaries to recognize a cumulative effect adjustment to statutory surplus for the difference between the amount of surplus at the beginning of the year and the amount of surplus that would have been reported at that date if the new codified standard had been applied retroactively for all prior periods.

This cumulative effect adjustment decreased consolidated statutory surplus by $23.9 million as of January 1, 2001, primarily due to the recognition of deferred tax liabilities. This statutory adjustment had no impact on our GAAP financial statements as presented in this report. Under state insurance laws, our insurance company subsidiaries cannot treat reinsurance ceded to an unlicensed or non-accredited reinsurer as an asset or as a deduction from its liabilities in their statutory financial statements, except to the extent that the reinsurer has provided collateral security in an approved form, such as a letter of credit. As of December 31, 2002, $758,000 of our reinsurance recoverables were due from unlicensed or non-accredited reinsurers that had not provided us with approved collateral.

Many jurisdictions have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.

State regulatory authorities have relatively broad discretion with respect to granting, renewing and revoking brokers’ and agents’ licenses to transact business in the state. The manner of operating in particular states may vary according to the agent/broker licensing requirements of the particular state, which may, among other things, require a firm to operate in the state through a corporation. In a few states, licenses are issued only to individual residents.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by the policyholders of insurance companies that become insolvent. Depending upon state law, licensed insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. These assessments may increase or decrease in the future depending upon the rate of insolvencies of insurance companies. In some states, these assessments may be wholly or partially recovered through policy fees paid by insureds.

In addition to monitoring our existing regulatory obligations, we are also monitoring developments in the following areas:

Terrorism Exclusion Regulatory Activity

After the events of September 11, 2001, the NAIC urged states to grant conditional approval to commercial lines endorsements that excluded coverage for acts of terrorism consistent with language developed by the Insurance Services Office, Inc. The ISO endorsement included certain coverage limitations. Many states allowed the endorsements for commercial lines, but rejected such exclusions for personal exposures.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (Act) became law. The Act provides for a federal backstop for terrorism losses as defined by the Act and certified by the Secretary of the Treasury in concurrence with the Secretary of State and Attorney General of the U.S. The immediate effect, as regards state regulation, was to nullify terrorism exclusions to the extent they exclude losses that would otherwise be covered under the Act. The Act further states that until December 31, 2003, rates and forms for terrorism risk insurance covered by the Act are not subject to prior approval or a waiting period under any applicable state law. Rates and forms of terrorism exclusions and endorsements are subject to subsequent review.

Mold Contamination

The property-casualty insurance industry experienced an increase in claim activity in 2001 and 2002 pertaining to mold contamination. Significant plaintiffs’ verdicts and increased media attention to the subject have caused insurers to develop and/or refine relevant insurance policy language that excludes mold coverage. The insurance industry foresees increased state legislative activity pertaining to mold contamination in 2003. We will closely monitor litigation trends in 2003, and continue to review relevant insurance policy exclusion language.

Privacy

As mandated by the federal Gramm-Leach-Bliley Act (Act), enacted in 1999, states in 2001 continued to promulgate and refine regulations that require financial institutions, including insurance licensees, to take certain steps to protect the privacy of certain consumer and customer information relating to products or services primarily for personal, family or household purposes. A recent NAIC initiative that impacted the insurance industry in 2001 was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Act. In 2002, to further facilitate the implementation of the Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of customer information. Our insurance subsidiaries have initiated processes and implemented procedures to comply with the privacy requirements of the Act.

Federal Regulation

Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. We are monitoring the following initiatives:

Terrorism Risk Insurance Act of 2002

Under the Terrorism Risk Insurance Act of 2002 (Act), coverage provided for losses caused by acts of terrorism is partially reimbursed by the United States under a formula whereby the government pays 90% of covered terrorism losses exceeding a prescribed deductible to the insurance company providing the coverage. The deductible is based upon a percentage of direct earned premium for property and casualty policies. Coverage under the Act must be made available, with certain limited exceptions, in all commercial property and casualty insurance policies.

We have begun the process of providing appropriate coverage notifications in accordance with the Act. It is anticipated that previous exclusions for terrorism events not covered under the Act will continue to be utilized.

Financial Services Modernization

The Gramm Leach Bliley Act (Act) was signed into law on November 12, 1999. The principal focus of the Act is to facilitate affiliations among banks, securities firms and insurance companies. The ability of banks and securities firms to affiliate with insurers may increase the number, size and financial strength of potential competitors. As noted above, the Act also includes requirements for the privacy of certain consumer and customer information by financial institutions, including insurance licensees.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (Act), enacted on July 30, 2002, presents a significant expansion of securities law regulation of corporate governance, accounting practices, reporting and disclosure that affects publicly traded companies. The Act, in part, sets forth requirements for certification by company CEOs and CFOs of certain reports filed with the Securities and Exchange Commission, disclosures pertaining to the adoption of a Code of Ethics applicable to certain management personnel, and safeguards against actions to fraudulently influence, manipulate or mislead independent public or certified accountants of the issuer’s financial statements. It also requires stronger guidance for development and evaluation of internal control procedures, as well as provisions pertaining to a company’s audit committee of the board of directors. We will continue to implement procedures to maintain compliance with the Act.

Forward Looking Statements

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to our expectations, hopes, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by us. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development and the impact thereof on our loss reserves, the adequacy of our reinsurance programs, developments in the securities market and the impact on our investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those in forward looking statements. We assume no obligation to update any such statements. You should review the various risks, uncertainties and other factors listed from time to time in our Securities and Exchange Commission filings.

Consolidated Balance Sheets

The accompanying notes are an integral part of the consolidated financial statements.

	December 31,
(in thousands, except share data)	2002	2001
Assets
Investments:
Fixed maturities:
Available-for-sale, at fair value (amortized cost — $466,479 in 2002 and $188,269 in 2001)	$484,819	$191,676
Held-to-maturity, at amortized cost (fair value — $249,768 in 2002 and $273,194 in 2001)	231,781	263,029
Trading, at fair value (amortized cost — $7,591 in 2002 and $7,317 in 2001)	8,196	7,568
Equity securities available-for-sale, at fair value (cost — $136,283 in 2002 and $137,538 in 2001)	227,342	277,621
Short-term investments, at cost which approximates fair value	47,889	53,648
Total investments	1,000,027	793,542

Cash	—	—
Accrued investment income	9,454	7,870
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $10,930 in 2002 and $9,891 in 2001	122,258	105,168
Ceded unearned premiums	95,406	66,626
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $4,280 in 2002 and $4,173 in 2001	340,886	277,255
Deferred policy acquisition costs, net	60,102	52,872
Property and equipment, at cost, net of accumulated depreciation of $31,786 in 2002 and $29,098 in 2001	17,757	18,438
Investment in unconsolidated investee	25,261	20,893
Goodwill, net of accumulated amortization of $4,700 in 2002 and $5,079 in 2001	27,882	28,459
Other assets	20,294	19,847
Total assets	$1,719,327	$1,390,970

	December 31,
(continued)	2002	2001
Liabilities and shareholders’ equity
Liabilities:
Unpaid losses and settlement expenses	$732,838	$604,505
Unearned premiums	350,803	256,450
Reinsurance balances payable	78,231	58,438
Income taxes — current	1,787	1,116
Income taxes — deferred	26,022	43,151
Notes payable, short-term	54,356	77,239
Other liabilities	18,735	14,639
Total liabilities	1,262,772	1,055,538
Shareholders’ equity:
Common stock ($1 par value, authorized 50,000,000 shares, issued 30,472,864 shares in 2002 and 12,820,727 pre-split shares in 2001)	30,473	12,821
Paid-in capital	170,205	73,181
Accumulated other comprehensive earnings net of tax	71,297	93,476
Retained earnings	265,573	237,006
Deferred compensation	5,531	6,040
Treasury stock, at cost (5,791,689 shares in 2002 and 2,908,131 pre-split shares in 2001)	(86,524)	(87,092)
Total shareholders’ equity	456,555	335,432
Total liabilities and shareholders’ equity	$1,719,327	$1,390,970

Consolidated Statements of Earnings

and Comprehensive Earnings

The accompanying notes are an integral part of the consolidated financial statements.

	Years ended December 31,
(in thousands, except per share data)	2002	2001	2000
Net premiums earned	$348,065	$273,008	$231,603
Net investment income	37,640	32,178	29,046
Net realized investment gains (losses)	(3,552)	4,168	2,847
Consolidated revenue	382,153	309,354	263,496
Losses and settlement expenses	203,122	155,876	124,586
Policy acquisition costs	105,543	90,904	76,454
Insurance operating expenses	23,792	18,554	18,479
Interest expense on debt	1,860	3,211	5,275
General corporate expenses	3,505	2,636	3,388
Total expenses	337,822	271,181	228,182
Equity in earnings of unconsolidated investee	4,397	2,845	2,979
Earnings before income taxes and cumulative effect	48,728	41,018	38,293
Income tax expense (benefit):
Current	18,494	7,728	7,748
Deferred	(5,618)	3,043	1,852
Income tax expense	12,876	10,771	9,600
Earnings before cumulative effect	35,852	30,247	28,693
Cumulative effect of initial application of SFAS 133	—	800	—
Net earnings	$35,852	$31,047	$28,693
Other comprehensive earnings (loss), net of tax Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$(24,538)	$(17,207)	$15,283
Less: Reclassification adjustment for gains (losses) included in net earnings	2,359	(2,467)	(1,934)
Other comprehensive earnings (loss)	(22,179)	(19,674)	13,349
Comprehensive earnings	$13,673	$11,373	$42,042

	Year ended December 31,
(continued)	2002	2001	2002
Earnings per share:
Basic
Earnings per share before cumulative effect	$1.80	$1.54	$1.46
Cumulative effect of SFAS 133 adoption	—	0.04	—
Net earnings per share	$1.80	$1.58	$1.46
Comprehensive earnings per share	$0.69	$0.58	$2.14
Diluted
Earnings per share before cumulative effect	$1.75	$1.51	$1.44
Cumulative effect of SFAS 133 adoption	—	0.04	—
Net earnings per share	$1.75	$1.55	$1.44
Comprehensive earnings per share	$0.67	$0.57	$2.11
Weighted average number of common shares outstanding:
Basic	19,937	19,630	19,634
Diluted	20,512	20,004	19,891

Consolidated Statements of Shareholders’ Equity

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except per share data)	Total Shareholders’ Equity	Common Stock	Paid-in Capital

Balance, January 1, 2000	$293,069	$12,804	$70,531
Net earnings	28,693
Other comprehensive earnings, net of tax	13,349
Treasury shares purchased (142,544 shares)	(2,086)
Adjustment to accounting for deferred compensation plans	—
Shares issued from exercise of stock options	37	2	35
Other capital items, including CatEPuts amortization	(624)		(624)
Dividends declared ($.30 per share)	(5,784)
Balance, December 31, 2000	$326,654	$12,806	$69,942
Net earnings	31,047
Other comprehensive loss, net of tax	(19,674)
Treasury shares reissued (194,250 shares)	4,343		3,869
Treasury shares purchased (5,544 shares)	(123)
Adjustment to accounting for deferred compensation plans	—
Shares issued from exercise of stock options	335	15	320
Other capital items, including CatEPuts amortization	(950)		(950)
Dividends declared ($.32 per share)	(6,200)
Balance, December 31, 2001	$335,432	$12,821	$73,181
Net earnings	35,852
Other comprehensive loss, net of tax	(22,179)
2-for-1 stock split	—	12,835	(12,835)
Shares issued from public offering, less costs	114,620	4,800	109,820
Treasury shares reissued (24,573 shares)	634		575
Adjustment to accounting for deferred compensation plans	—
Shares issued from exercise of stock options	431	17	414
Other capital items, including CatEPuts amortization	(950)		(950)
Dividends declared ($.35 per share)	(7,285)
Balance, December 31, 2002	$456,555	$30,473	$170,205

(in thousands, except per share data)	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Treasury Stock at Cost

Balance, January 1, 2000	$99,801	$189,250	$4,705	$(84,022)
Net earnings		28,693
Other comprehensive earnings, net of tax	13,349
Treasury shares purchased (142,544 shares)				(2,086)
Adjustment to accounting for deferred compensation plans			684	(684)
Shares issued from exercise of stock options
Other capital items, including CatEPuts amortization
Dividends declared ($.30 per share)		(5,784)
Balance, December 31, 2000	$113,150	$212,159	$5,389	$(86,792)
Net earnings		31,047
Other comprehensive loss, net of tax	(19,674)
Treasury shares reissued (194,250 shares)				474
Treasury shares purchased (5,544 shares)				(123)
Adjustment to accounting for deferred compensation plans			651	(651)
Shares issued from exercise of stock options
Other capital items, including CatEPuts amortization
Dividends declared ($.32 per share)		(6,200)
Balance, December 31, 2001	$93,476	$237,006	$6,040	$(87,092)
Net earnings		35,852
Other comprehensive loss, net of tax	(22,179)
2-for-1 stock split
Shares issued from public offering, less costs
Treasury shares reissued (24,573 shares)				59
Adjustment to accounting for deferred compensation plans			(509)	509
Shares issued from exercise of stock options
Other capital items, including CatEPuts amortization
Dividends declared ($.35 per share)		(7,285)
Balance, December 31, 2002	$71,297	$265,573	$5,531	$(86,524)

Consolidated Statements of Cash Flows

The accompanying notes are an integral part of the consolidated financial statements.

	Years ended December 31,
(in thousands)	2002	2001	2000
Cash flows from operating activities
Net earnings	$35,852	$31,047	$28,693
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net realized investment gains (losses)	3,552	(4,168)	(2,847)
Depreciation	3,546	3,277	3,092
Other items, net	(884)	(6,164)	1,411
Change in:
Accrued investment income	(3,392)	(2,894)	(768)
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	(17,090)	(10,407)	(29,284)
Reinsurance balances payable	19,793	7,271	6,888
Ceded unearned premium	(28,780)	(2,442)	(15,507)
Reinsurance balances recoverable on unpaid losses	(63,631)	(37,559)	5,884
Deferred policy acquisition costs	(7,230)	(9,585)	(8,929)
Accounts payable and accrued expenses	6,801	(2,475)	119
Unpaid losses and settlement expenses	128,333	64,755	19,255
Unearned premiums	94,353	44,648	44,758
Income taxes:
Current	1,102	1,469	1,708
Deferred	(5,618)	3,043	1,852
Changes in investment in unconsolidated investee:
Undistributed earnings	(4,397)	(2,845)	(2,979)
Net proceeds from trading portfolio activity	(339)	903	(228)
Net cash provided by operating activities	$161,971	$77,874	$53,118

	Years ended December 31,
(continued)	2002	2001	2000
Cash flows from investing activities
Purchase of:
Fixed maturities, held-to-maturity	$(7,568)	$(9,288)	$(41,173)
Fixed maturities, available-for-sale	(354,137)	(147,868)	(61,642)
Equity securities, available-for-sale	(47,867)	(30,536)	(36,797)
Short-term investments, net	—	(10,964)	—
Property and equipment	(3,397)	(8,403)	(2,642)
Note receivable	—	(6,000)	—
Proceeds from sale of:
Fixed maturities, available-for-sale	57,085	37,577	—
Equity securities, available-for-sale	46,008	32,995	35,145
Short-term investments, net	1,305	—	13,315
Property and equipment	533	495	1,183
Proceeds from call or maturity of:
Fixed maturities, held-to-maturity	38,657	42,506	38,250
Fixed maturities, available-for-sale	19,758	18,165	8,622
Note receivable	1,500	6,500	—
Net cash used in investing activities	(248,123)	(74,821)	(45,739)
Cash flows from financing activities
Proceeds from stock offering	114,620	—	—
Proceeds from issuance of debt	11,380	10,855	366
Payment on debt	(34,263)	(12,379)	—
Shares issued under stock option plan	431	335	37
Treasury shares purchased	—	(123)	(2,086)
Treasury shares reissued	634	4,343	—
Cash dividends paid	(6,650)	(6,084)	(5,696)
Net cash provided by (used in) financing activities	86,152	(3,053)	(7,379)
Net decrease in cash	—	—	—
Cash at beginning of year	—	—	—
Cash at end of year	$—	$—	$—

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

A. Description of business: We are a holding company that, through our subsidiaries, underwrites selected property and casualty insurance products.

The four insurance subsidiaries are collectively known as RLI Insurance Group (the Group). RLI Insurance Company (RLI), the principal subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Underwriters Indemnity Company (UIC), a subsidiary of RLI Insurance Company, has authority to write multiple lines of insurance on an admitted basis in 33 states and the District of Columbia and surplus lines insurance in Ohio. Planet Indemnity Company (PIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines of insurance on an admitted basis in 48 states and the District of Columbia. PIC has authority to write surplus lines insurance in an additional three states.

B. Principles of consolidation and basis of presentation: The accompanying consolidated financial statements were prepared in conformity with GAAP (accounting principles generally accepted in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years’ financial statements to conform with the classifications used in 2002.

C. Investments: In compliance with Statement of Financial Accounting Standards (SFAS) 115, “Accounting for Certain Investments in Debt and Equity Securities,” we classify our investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: available-for-sale, held-to-maturity or trading.

Available-For-Sale Securities

Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. All of our equity securities and approximately 67% of debt securities are classified as available-for-sale.

Held-to-Maturity Securities

Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. We have classified approximately 32% of our debt securities portfolio as held-to-maturity.

Trading Securities

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. We have classified approximately 1% of our debt securities portfolio as trading.

For the years ended December 31, 2002 and 2001, no securities were transferred from held-to-maturity to available-for-sale or trading.

Short-term investments are carried at cost, which approximates fair value.

We continuously monitor the values of our investments in fixed maturities and equity securities. If this review suggests that a decline in fair value is other than temporary, our carrying value in the investment is reduced to its fair market value through an adjustment to earnings. Realized gains and losses on disposition of investments are based on specific identification of the investments sold.

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

In March 2001, the FASB adopted the guidance set forth in Derivatives Implementation Group (DIG) Issue A17, “Contracts That Provide for Net Share Settlement.” Based on this newly approved guidance, we determined that stock warrants received in conjunction with the purchase of a note receivable qualified as derivatives under SFAS 133. Therefore, in accordance with the transition provisions of SFAS 133, we accounted for these warrants as derivatives effective April 1, 2001.

As no hedging relationship exists with respect to these instruments, they were marked to fair value with a cumulative-effect adjustment to net income as of April 1, 2001. This adjustment totaled $800,415, net of tax. As detailed in note 2, the change in fair value of this instrument from April 1 to December 31, 2001, totaled $1.6 million, and was recorded as net investment income. During 2002, we recorded $1.8 million in net investment income to recognize the current period change in the fair value of these stock warrants.

D. Reinsurance: Ceded unearned premiums and reinsurance balances recoverable on unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the appropriate liabilities, since reinsurance does not relieve us of our legal liability to our policyholders.

We continuously monitor the financial condition of our reinsurers. Our policy is to periodically charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from troubled or insolvent reinsurers. In 2001, reinsurance recoverables from one of our reinsurers, Reliance Insurance Company (Reliance), were determined to be impaired. As a result, we made a charge against this allowance of just over $2.0 million to write off the reinsurance balances recoverable from Reliance. We believe that current reserve levels for uncollectible reinsurance are sufficient to cover other unrelated exposures.

E. Unpaid losses and settlement expenses: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on us. Based on the current assumptions used in calculating reserves, management believes that our overall reserve levels at December 31, 2002, are adequate to meet our future obligations.

F. Insurance revenue recognition: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on a monthly pro rata basis.

G. Policy acquisition costs: We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, anticipated losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written.

H. Property and equipment: Property and equipment are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 40 years for buildings and improvements.

I. Intangible assets: In July 2001, the FASB issued SFAS 141 “Business Combinations,” effective for all business combinations initiated after June 30, 2001, and SFAS 142 “Accounting for Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and indefinite-lived intangible assets will remain on the balance sheet and not be amortized. Intangible assets with a definite life will continue to be amortized over their estimated useful lives. SFAS 142 establishes a new method of testing goodwill for impairment. On an annual basis, and when there is reason to suspect that their values may have been diminished or impaired, these assets must be tested for impairment. The amount of goodwill determined to be impaired will be expensed to current operations. Prior to the adoption of SFAS 141 and 142, goodwill was amortized on a straight-line basis for financial statement purposes over periods ranging from 10 to 20 years. Periodic reviews of the recoverability of goodwill were performed by assessing undiscounted cash flows of future operations.

Amortization of intangible assets was $478,000 for 2002, compared to $2.1 million in 2001 and 2000. The decrease is the result of no longer amortizing goodwill, subsequent to the adoption of SFAS 142. Intangible assets that continue to be amortized under SFAS 142 relate to our purchase of customer-related and marketing-related intangibles. These intangibles have useful lives ranging from five to 10 years. Amortization expense on the intangible assets will be approximately $700,000 for each of the next five years. At December 31, 2002, net intangible assets totaled $3.4 million, net of $2.7 million of accumulated amortization, and are included in other assets. At December 31, 2001, net intangible assets totaled $2.4 million, net of $1.9 million of accumulated amortization.

Goodwill is broken out separately on the balance sheet and totaled $27.9 million at December 31, 2002, compared to $28.5 million at December 31, 2001. Goodwill relates to our surety segment. Impairment testing was performed during the second quarter of 2002, pursuant to the requirements of SFAS 142. Based upon this valuation analysis, goodwill does not appear to be impaired. Impairment testing will continue to be performed on an annual basis, or when there is reason to suspect the value of these assets has diminished or is impaired.

Below is a calculation of the pro forma effects of eliminating the amortization of goodwill for each of the years in the three-year period ended December 31, 2002.

	For the Twelve-Month Period Ended December 31,
(in thousands, except per share data)	2002	2001	2000
Net income, as originally reported	$35,852	$31,047	$28,693
Add back: goodwill amortization	—	1,691	1,662
Adjusted net income	$35,852	$32,738	$30,355
Basic earnings per share:
As originally reported	$1.80	$1.58	$1.46
Add back: goodwill amortization	—	0.09	0.08
As adjusted	$1.80	$1.67	$1.54
Diluted earnings per share:
As originally reported	$1.75	$1.55	$1.44
Add back: goodwill amortization	—	0.08	0.08
As adjusted	$1.75	$1.63	$1.52

J. Investment in unconsolidated investee: We maintain a 44% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. Maui Jim’s chief executive officer owns 56% of the outstanding shares of Maui Jim, Inc. Our investment in Maui Jim, Inc. was $25.3 million in 2002 and $20.9 million in 2001. In 2002, we recorded $4.4 million in investee earnings compared to $2.8 million in 2001 and $3.0 million in 2000. Summarized financial information for Maui Jim, Inc. for 2002 is as follows: current assets $46.8 million, total assets $62.9 million, current liabilities $17.3 million, total liabilities $24.1 million, and total equity of $38.8 million. For 2001, these same captions were as follows: current assets $30.6 million, total assets $46.2 million, current liabilities $13.0 million, total liabilities $16.9 million, and total equity of $29.3 million. From an earnings standpoint, Maui Jim, Inc. recorded net income from operations of $9.8 million for 2002 and $6.8 million for 2001 and 2000.

K. Income taxes: We file a consolidated income tax return. Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of ‘‘temporary differences’’ by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating losses and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

L. Earnings per share and stock split: On October 15, 2002, our stock split on a 2-for-1 basis. Prior years’ share and per-share data throughout this report have been restated to reflect this split. Pursuant to disclosure requirements contained in SFAS 128, “Earnings per Share,” the following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the financial statements.

(in thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2002
Basic EPS
Income available to common shareholders	$35,852	19,937	$1.80
Stock options	—	575
Diluted EPS
Income available to common share-holders and assumed conversions	$35,852	20,512	$1.75
For the year ended December 31, 2001
Basic EPS
Income available to common shareholders	$31,047	19,630	$1.58
Stock options	—	374
Diluted EPS
Income available to common shareholders and assumed conversions	$31,047	20,004	$1.55
For the year ended December 31, 2000
Basic EPS
Income available to common shareholders	$28,693	19,634	$1.46
Stock options	—	257
Diluted EPS
Income available to common shareholders and assumed conversions	$28,693	19,891	$1.44

M. Comprehensive earnings: The difference between reporting our net and comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax. Traditional reporting of net earnings directly credits or charges shareholders’ equity with unrealized gains/losses, rather than including them in earnings. In reporting the components of comprehensive earnings on a net basis in the income statement, we have used a 35% tax rate. Other comprehensive income (loss), as shown, is net of tax expense (benefit) of ($11.9 million), ($10.6 million) and $7.2 million, respectively, for 2002, 2001 and 2000.

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

O. Stock based compensation: We grant to officers and directors stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant. We account for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and accordingly recognize no compensation expense for the stock option grants.

Had compensation cost for the plan been determined consistent with SFAS 123, “Accounting for Stock-Based Compensation,” our net income and earnings per share would have been reduced to the following pro forma amounts:

	Year ended December 31
(in thousands, except per share data)	2002	2001	2000
Net income, as reported	$35,852	$31,047	$28,693
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Deduct: total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,513)	(1,272)	(1,122)
Pro forma net income	$34,339	$29,775	$27,571
Earnings per share:
Basic—as reported	$1.80	$1.58	$1.46
Basic—pro forma	$1.72	$1.52	$1.40
Diluted—as reported	$1.75	$1.55	$1.44
Diluted—pro forma	$1.67	$1.49	$1.39

These pro forma amounts may not be representative of the effects of SFAS 123 on pro forma net income for future years because options vest over several years and additional awards may be granted in the future. Prior years’ compensation expense and pro forma net income have been revised to reflect the appropriate tax treatment of certain grants. This change reduced diluted-pro forma net income previously reported for 2001 and 2000 by $0.01 per share. See note 8 for further discussion and related disclosures.

P. Risks and uncertainties: Certain risks and uncertainties are inherent to our day-to-day operations and to the process of preparing our financial statements. The more significant risks and uncertainties, as well as our methods for mitigating, quantifying and minimizing such, are presented below and throughout the notes to the consolidated financial statements.

Catastrophe Exposures

Our past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods and windstorms are covered by certain of our property policies. We have a concentration of such coverages in California (44% of gross property premiums written during 2002). Using computer-assisted modeling techniques, we monitor and manage our exposure to catastrophic events. Additionally, we further limit our risk to such catastrophes through the purchase of reinsurance, which provides coverage up to $250.0 million in traditional catastrophe protection, subject to certain retentions for two catastrophic events.

Environmental Exposures

We are subject to environmental claims and exposures through our commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, management has sought to mitigate or control the extent of this exposure through the following methods: 1) our policies include pollution exclusions that have been continually updated to further strengthen the exclusions; 2) our policies primarily cover moderate hazard risks; and 3) we began writing this business after the insurance industry became aware of the potential pollution liability exposure.

We have made loss and settlement expense payments on environmental liability claims and have loss and settlement expense reserves for others. We include this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses and related incurred but not reported (IBNR) loss and settlement expense reserves.

Although historical experience on environmental claims may not accurately reflect future environmental exposures, we have used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 6.

Reinsurance

Reinsurance does not discharge us from our primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, we would be liable. We continuously monitor the financial condition of prospective and existing reinsurers. As a result, we currently purchase reinsurance from a limited number of financially strong reinsurers. We provide a reserve for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 5.

Financial Statements

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Management continually updates its estimates as additional data becomes available and adjusts the financial statements as deemed necessary. Other estimates such as investment valuation, the collectibility of reinsurance balances, recoverability of deferred tax assets and deferred policy acquisition costs are regularly monitored, evaluated and adjusted. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on management’s expectations of future events.

External Factors

Our insurance subsidiaries are highly regulated by the states in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various products. We are also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. We generally accrue an assessment in the period when it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated. In 2001, we received notification of the insolvency of Reliance Insurance Company. As a result, we recorded a charge to earnings of $1.7 million for anticipated guarantee fund assessments. In 2002, we recorded $600,000 of additional assessments related to Reliance as more information was made available by the various states.

The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer’s reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries’ internal capital requirements and the NAIC’s RBC developments. We have determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations.

2. Investments

A summary of net investment income is as follows:

Investment Income (in thousands)	2002	2001	2000
Interest on fixed maturities	$30,908	$25,773	$22,992
Dividends on equity securities	7,261	6,965	7,241
Appreciation in private equity warrants (SFAS 133)	1,808	1,607	—
Interest on short-term investments	1,052	1,785	2,488
Gross investment income	41,029	36,130	32,721
Less investment expenses	3,389	3,952	3,675
Net investment income	$37,640	$32,178	$29,046

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

Realized/unrealized gains (in thousands)	2002	2001	2000
Net realized investment gains (losses)
Fixed maturities
Available-for-sale	$1,294	$1,837	$(2)
Held-to-maturity	74	211	(17)
Trading	292	271	331
Equity securities	(4,923)	1,958	2,978
Other	(289)	(109)	(443)
	(3,552)	4,168	2,847
Net changes in unrealized gains (losses) on investments
Fixed maturities
Available-for-sale	14,932	595	3,425
Held-to-maturity	7,823	2,948	11,197
Equity securities	(49,023)	(30,863)	17,112
	(26,268)	(27,320)	31,734
Net realized investment gains and changes in unrealized gains (losses) on investments	$(29,820)	$(23,152)	$34,581

Following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/maturities:

		Proceeds From Sales	Gross Realized		Net Realized Gain (Loss)
(in thousands)			Gains	Losses
Sales
2002 —	Available-for-sale	$51,531	$2,538	$(1,580)	$958
	Trading	1,071	32	(104)	(72)
	Equities	46,008	15,761	(20,684)	(4,923)
2001 —	Available-for-sale	37,577	1,520	$(13)	$1,507
	Trading	7,056	161	(9)	152
	Equities	24,962	6,945	(4,987)	1,958
2000 —	Trading	2,771	8	(45)	(37)
	Equities	26,900	7,500	(4,522)	2,978
Calls/Maturities
2002 —	Available-for-sale	20,179	337	(1)	336
	Held-to-maturity	$34,280	$76	$(2)	$74
	Trading	837	10	—	10
2001 —	Available-for-sale	18,165	331	(1)	330
	Held-to-maturity	42,506	214	(3)	211
	Trading	315	—	—	—
2000 —	Available-for-sale	8,622	—	(2)	(2)
	Held-to-maturity	38,250	—	(17)	(17)
	Trading	668	—	—	—

The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 2002 and 2001:

	Amortized	Estimated	Gross Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
2002
Available-for-sale
U.S. government	$199,245	$204,851	$5,609	$(3)
Corporate	160,855	170,312	10,098	(641)
States, political subdivisions & revenues	106,379	109,656	3,345	(68)
Fixed maturities	466,479	484,819	19,052	(712)
Equity securities	136,283	227,342	92,397	(1,338)
Total available-for-sale	$602,762	$712,161	$111,449	$(2,050)
Held-to-maturity
U.S. government	$79,220	$86,252	$7,032	$—
States, political subdivisions & revenues	152,561	163,516	10,955	$—
Total held-to-maturity	$231,781	$249,768	$17,987	$—
Trading
U.S. government	$3,757	$4,084	$327	$—
Corporate	3,734	4,000	266	$—
States, political subdivisions & revenues	100	112	12	$—
Total trading	$7,591	$8,196	$605	$—
Total	$842,134	$970,125	$130,041	$(2,050)

	Amortized	Estimated	Gross Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
2001
Available-for-sale
U.S. government	$55,152	$57,688	$2,537	$(1)
Corporate	105,731	106,369	1,283	(645)
States, political subdivisions & revenues	27,386	27,619	434	(201)
Fixed maturities	188,269	191,676	4,254	(847)
Equity securities	137,538	277,621	144,117	(4,034)
Total available-for-sale	$325,807	$469,297	$148,371	$(4,881)
Held-to-maturity
U.S. government	$95,157	$100,012	$4,878	$(23)
States, political subdivisions & revenues	167,872	173,182	5,371	(61)
Total held-to-maturity	$263,029	$273,194	$10,249	$(84)
Trading
U.S. government	$2,732	$2,842	$110	$—
Corporate	4,485	4,625	141	(1)
States, political subdivisions & revenues	100	101	1	$—
Total trading	$7,317	$7,568	$252	$(1)
Total	$596,153	$750,059	$158,872	$(4,966)

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2002, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Estimated Fair Value
Available-for-sale
Due in one year or less	$131	$131
Due after one year through five years	143,620	146,311
Due after five years through 10 years	193,008	203,495
Due after 10 years	129,720	134,882
	$466,479	$484,819
Held-to-maturity
Due in one year or less	$31,647	$32,186
Due after one year through five years	76,826	83,474
Due after five years through 10 years	105,166	114,235
Due after 10 years	18,142	19,873
	$231,781	$249,768
Trading
Due in one year or less	$265	$269
Due after one year through five years	4,458	4,766
Due after five years through 10 years	2,186	2,428
Due after 10 years	682	733
	$7,591	$8,196

Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.

At December 31, 2002, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $71.3 million. This amount was net of deferred taxes of $38.1 million. At December 31, 2001, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled  $93.5 million. This amount was net of deferred taxes of $50.0 million.

We are party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2002 and 2001, fixed maturities with a fair value of $1.1 million and $5.4 million, respectively, were loaned. Agreements with custodian banks facilitating such lending generally require 102 percent of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to SFAS 125, 127 and 140, an invested asset and a corresponding liability have been recognized for the cash collateral amount. To further minimize the credit risks related to this lending program, we monitor the financial condition of other parties to these agreements.

As required by law, certain fixed maturities and short-term investments amounting to $23.3 million at December 31, 2002, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities held in trust amounting to $8.2 million at December 31, 2002. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

3. Policy Acquisition Costs

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2002	2001	2000
Deferred policy acquisition costs, beginning of year	$52,872	$43,287	$34,358
Deferred:
Direct commissions	117,056	88,577	80,837
Premium taxes	8,844	6,969	7,738
Other direct underwriting expenses	39,052	34,898	31,121
Ceding commissions	(53,364)	(29,434)	(32,718)
Net deferred	111,588	101,010	86,978
Amortized	104,358	91,425	78,049
Deferred policy acquisition costs, end of year	$60,102	$52,872	$43,287
Policy acquisition costs:
Amortized to expense	104,358	91,425	78,049
Period costs:
Ceding commission - contingent	(4,462)	(3,777)	(4,392)
Other	5,647	3,256	2,797
Total policy acquisition costs	$105,543	$90,904	$76,454

4. Debt

We continued the use of short-term credit facilities through reverse repurchase transactions. The majority of these repurchase agreements have been renewed and remain in place. As of December 31, 2002 and 2001, $47.9 million and $47.2 million, respectively, remained outstanding under these reverse repurchase agreements. The use of such agreements remains an investment decision, as the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than is paid in interest expense. To the extent that such opportunity ceases to be available, it is anticipated that such agreements will be paid off via operating cash flow or the underlying available-for-sale bond collateral.

We maintain a $40.0 million revolving line of credit from two financial institutions. The facility has a three-year term that expires on March 31, 2005. As of December 31, 2002 and 2001, we had $6.5 million and $30.0 million, respectively, in outstanding debt from this facility.

We incurred interest expense on debt at the following average interest rates for 2002 and 2001:

	2002	2001	2000
Line of credit	2.83%	5.18%	7.21%
Reverse repurchase agreements	2.01%	4.42%	6.60%
Total debt	2.34%	4.64%	6.75%

Interest paid on outstanding debt for 2002, 2001 and 2000 amounted to $1.6 million, $3.8 million and $5.2 million, respectively.

5. Reinsurance

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are quota share, excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements provide greater diversification of business and serve to limit the maximum net loss on catastrophes and large risks.

Through the purchase of reinsurance, we generally limit the loss on any individual risk to $2.0 million. Additionally, through extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events (predominantly earthquakes).

In 1996, we entered into an innovative catastrophe reinsurance and loss financing program with Zurich Insurance Company (Zurich). The program, called Catastrophe Equity Puts (CatEPuts), augments our traditional reinsurance by allowing us to put up to $50.0 million of our convertible preferred shares to Zurich at $1,000 per share in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. The preferred shares are convertible to common stock at the current market rate. CatEPuts began as a multi-year program and is designed to enable us to continue operating after a loss of such magnitude that our reinsurance capacity is exhausted. If we exercise our option to put preferred shares to Zurich, then Zurich, in turn, has the option to reinsure certain business written by us on a prospective basis. We have the option to repurchase the preferred shares in a three-to-four-year period after issuance. In November 2000, this agreement was renewed for an additional three-year period. The annual commitment fee is recognized as a decrease in shareholders’ equity.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2002	2001	2000
Written
Direct	$697,122	$506,502	$429,986
Reinsurance assumed	10,331	5,483	7,880
Reinsurance ceded	(293,815)	(196,772)	(177,013)
Net	$413,638	$315,213	$260,853
Earned
Direct	$604,760	$461,132	$384,139
Reinsurance assumed	8,371	6,192	8,952
Reinsurance ceded	(265,066)	(194,316)	(161,488)
Net	$348,065	$273,008	$231,603
Losses and settlement
expenses incurred
Direct	$425,122	$319,201	$217,006
Reinsurance assumed	(5,463)	14,255	7,402
Reinsurance ceded	(216,537)	(177,580)	(99,822)
Net	$203,122	$155,876	$124,586

At December 31, 2002, we had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses with American Re-Insurance Company, Employers Reinsurance Corp., General Cologne Re and Transatlantic Reinsurance (all four rated A++ or A+ “Superior” by A.M. Best Company) that amounted to $96.0 million, $56.0 million, $47.1 million and $18.0 million, respectively. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 5% of shareholders’ equity.

6. Unpaid Losses and Settlement Expenses

The following table reconciles our liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 2002. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years’ estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).

(in thousands)	2002	2001	2000
Unpaid losses and LAE at beginning of year:
Gross	$604,505	$539,750	$520,494
Ceded	(277,255)	(239,696)	(245,580)
Net	$327,250	$300,054	274,914
Increase (decrease) in incurred losses and LAE:
Current accident year	189,597	146,909	126,220
Prior accident years	13,525	8,967	(1,634)
Total incurred	203,122	155,876	124,586
Loss and LAE payments for claims incurred:
Current accident year	(39,467)	(35,738)	(34,373)
Prior accident year	(98,953)	(92,788)	(65,216)
Total paid	(138,420)	(128,526)	(99,589)
Insolvent reinsurer charge off	—	(242)	143
Loss reserves commuted	—	88
Net unpaid losses and LAE at end of year	$391,952	$327,250	$300,054
Unpaid losses and LAE at end of year:
Gross	732,838	604,505	539,750
Ceded	(340,886)	(277,255)	(239,696)
Net	$391,952	$327,250	$300,054

A unique challenge in our industry is that insurance products must be priced before costs have fully developed and liabilities must be estimated to recognize future loss and settlement costs. Through our reserve analysis process, deviations occur from initial reserve estimates as we compare our estimates to reported claims, claim payments made and additional information available as of each evaluation date. Over time, the ultimate settlement value of claims is updated and revised as these factors evolve, until all related claims are settled. As a relatively small insurer, our experience will ordinarily fluctuate from period to period. While we attempt to identify and react to changes in the loss environment, during the reserve analysis process, we must exercise our best judgment in establishing and adjusting initial reserve estimates.

See note 10 for a discussion of a surety loss contingency, the resolution of which may impact future development related to our liability for loss and LAE.

A discussion of significant components of reserve development for the three most recent calendar years follows:

2002. During 2002, we experienced approximately $13.5 million of adverse development on prior loss and loss expense reserves. Of this, $5.6 million is attributable to the surety segment where economic factors continued to cause deterioration in the contract surety portion of this business; $2.6 million of development is attributable to a program business component of commercial automobile, which is now in runoff. The IBNR initially booked for this business, which represented a new class of business for us, turned out to be inadequate as the experience matured principally because of higher than anticipated claim frequency. An additional $1.3 million is attributable to reserve development on discontinued ocean marine exposure. The remaining amount is the aggregate of amounts from various discontinued classes of business.

2001. During 2001, we experienced $9.0 million of adverse development on loss reserves. Of this total, approximately $3.1 million of development occurred in the property segment. The higher-than-expected losses were caused by more claims of greater average cost than anticipated. They were mainly due to slower reporting of losses on international and certain other property lines written in 1999 and 2000. While we are a U.S. property-casualty insurer and do not maintain offices or staff outside of the U. S., we began to accept business on international property exposures in these years. Our typical international exposures represented larger and more complex risks, both in terms of physical sense and total exposed values, than our primary property book. Our direct exposure was usually a small portion of an excess layer.

We relied upon local brokers and claims examiners to communicate information necessary to assess our ultimate losses. As a result, ultimate losses were reported slower in this segment than had been experienced with other property losses.

Because the insured properties/operations were large and complex, and the losses reached our excess coverage layer, the ultimate cost of the claim was not determined until later, which increased the inherent variability of those estimates. As we received subsequent and more accurate estimates of loss, we adjusted our ultimate estimates of loss accordingly. We discontinued writing international business in 2000.

The surety segment experienced $2.8 million in adverse development, primarily in the contract bond sector. Contract surety experienced losses beyond expectations, due in part to the economic slowdown over the past year. Additionally, the casualty segment experienced $3.1 million in adverse development, principally in the commercial umbrella book. Growth in commercial long-haul transportation business written in 1999 and 2000 resulted in losses exceeding our traditional commercial umbrella experience. This effect was recognized in 2001, and we no longer write this class of business. Our commercial umbrella coverage provides liability coverage in excess of, and in addition to, primary liability policies. In 1998, we began writing commercial umbrella business through a new production facility that specialized in commercial long-haul transportation business. In general, the business produced by this facility was measurably less profitable than the business written previously. Before engaging this facility, we had materially less for-hire transportation exposure, including long-haul exposure. The increase in for-hire transportation business included more claims of greater average cost, which distorted historical development patterns. Due to the low frequency / high severity nature of commercial umbrella claims, incremental information provided by any subset of claims is not conclusive in itself. It is therefore difficult to react meaningfully to significant changes in experience, such as occurred in the 1999 and 2000 results on this product.

2000. During 2000, we experienced $1.6 million of favorable development on the casualty segment’s loss reserves. Favorable development on casualty claims resulted from claim settlements and reevaluations of case reserves during the accounting period which were, in the aggregate, less than the IBNR and case reserves established at the beginning of the period.

We are subject to environmental claims and exposures through our commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Within these lines, our environmental exposures include environmental site cleanup, asbestos removal and mass tort liability. The majority of the exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business.

The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) as of December 31, 2002, 2001 and 2000:

	Inception-to-date December 31,
(in thousands)	2002	2001	2000
Loss and LAE payments for claims incurred
Gross	$32,953	$26,120	$23,720
Ceded	(20,212)	(15,006)	(14,070)
Net	$12,741	$11,114	$9,650
Unpaid losses and LAE at end of year
Gross	$31,282	$26,540	$17,110
Ceded	(21,444)	(15,465)	(9,220)
Net	$9,838	$11,075	$7,890

Our environmental exposure is limited, relative to that of other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem, and adopted the appropriate coverage exclusions. The ultimate liability for this exposure is difficult to assess because of the extensive and complicated litigation involved in the settlement of claims and evolving legislation on such issues as joint and several liability, retroactive liability and standards of cleanup. Additionally, we participate primarily in the excess layers of coverage, where accurate estimates of ultimate loss are more difficult to derive than for primary coverage.

7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2002	2001	2000
Deferred tax assets:
Tax discounting of claim reserves	$24,088	$18,091	$18,354
Unearned premium offset	17,874	13,291	10,333
Other	1,616	—	337
	43,578	31,382	29,024
Less valuation allowance	(300)	(300)	(300)
Total deferred tax assets	$43,278	$31,082	$28,724
Deferred tax liabilities:
Net unrealized appreciation of securities	$38,083	$50,015	$60,608
Deferred policy acquisition costs	21,036	18,507	15,153
Book/tax depreciation	2,137	1,436	1,179
Undistributed earnings of unconsolidated investee	4,981	3,452	2,457
Other	3,063	823	29
Total deferred tax liabilities	69,300	74,233	79,426
Net deferred tax liability	$(26,022)	$(43,151)	$(50,702)

Management believes it is likely that a portion of our deferred tax assets will not be realized. Therefore, an allowance has been established for certain deferred tax assets that have an indefinite reversal pattern. Management also believes our remaining deferred tax assets will be fully realized through deductions against future taxable income.

Income tax expense attributable to income from operations for the years ended December 31, 2002, 2001 and 2000, differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2002	2001	2000
Provision for income taxes at the statutory federal tax rates	$17,055	$14,356	$13,402
Increase (reduction) in taxes resulting from:
Dividends received deduction	(1,517)	(1,450)	(1,525)
ESOP dividends paid deduction	(311)	(282)	(265)
Tax-exempt interest income	(2,987)	(2,811)	(2,721)
Goodwill	—	524	561
Other items, net	636	434	148
	$12,876	$10,771	$9,600

We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 35%.

Net federal and state income taxes paid in 2002, 2001 and 2000 amounted to $17.4 million, $6.7 million and $6.3 million, respectively.

The Internal Revenue Service (IRS) has examined our income tax returns through the tax year ended December 31, 1994. Tax years 1995-1998 have closed since then and are not subject to review. The IRS is not currently examining any of our income tax returns.

8. Employee Benefits

Pension Plan

We maintain a noncontributory defined benefit pension plan covering substantially all employees meeting age and service requirements. The plan provides a benefit based on a participant’s service and the highest five consecutive years’ average compensation out of the last 10 years. Per the IRS, compensation for this calculation in 2001 was limited to $170,000. Beginning in 2002, the compensation limit was raised to $200,000. In 2002, the plan was amended to reflect this increase on a prospective basis. We fund pension costs as accrued, except that in no case will we contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974. During 2002, 2001 and 2000, we made tax-deductible contributions totaling $3.4 million, $200,000 and $2.5 million, respectively, to adequately meet the funding requirements of the plan.

We have made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

The financial status of the plan for each of the three years ended December 31 is illustrated in the following tables:

	For the year ended December 31,
(in thousands)	2002	2001	2000
Components of pension cost
Service cost	$1,086	$786	$636
Interest cost	678	540	449
Expected return on plan assets	(706)	(718)	(478)
Recognized prior service cost	36	18	18
Recognized net loss	339	60	13
Amortization of transition (asset) obligation	(33)	(33)	(33)
Pension cost	$1,400	$653	$605
Accumulated benefit obligation	$8,021	$6,735	$4,802

	For the year ended December 31,
(in thousands)	2002	2001	2000
Change in plan assets
Fair value of plan assets at January 1	$7,142	$7,210	$4,530
Actual return on plan assets	(1,143)	(36)	444
Employer contribution	3,427	200	2,486
Benefit payments	(695)	(232)	(250)
Fair value of plan assets at December 31	$8,731	$7,142	$7,210
Change in projected benefit obligation
Projected benefit obligation at January 1	$8,793	$6,739	$4,902
Service cost	1,086	786	636
Interest cost	678	540	449
Actuarial (gains) losses	645	960	852
Benefit payments	(695)	(232)	(250)
Plan amendment	153	—	150
Projected benefit obligation at December 31	$10,660	$8,793	$6,739
Funded status	$(1,929)	$(1,651)	$471
Unrecognized net loss	4,783	2,627	974
Unamortized prior service cost	231	114	131
Unrecognized transition (asset) obligation	(39)	(72)	(104)
Prepaid at December 31	$3,046	$1,018	$1,472
Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	$3,046	$1,018	$1,472
Net amount recognized	$3,046	$1,018	$1,472
Rates
Discount rate	6.75%	7.25%	7.75%
Compensation increase	5.00%	6.00%	6.00%
Expected return on plan assets	9.00%	10.00%	10.00%

At December 31, 2002, plan assets at fair value are comprised of approximately 80% equity securities and 20% invested cash.

Employee Stock Ownership and Bonus and Incentive Plans

We maintain an Employee Stock Ownership Plan (ESOP) and bonus and incentive plans covering executives, managers and associates. Funding of these plans is primarily dependent upon reaching predetermined levels of operating earnings and Market Value Potential (MVP). While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers and associates correspond with those of our shareholders.

A portion of both MVP and operating earnings is shared by executives, managers and associates provided certain thresholds are met. MVP, in particular, requires that we generate a return in excess of our cost of capital before the payment of such bonuses. Annual expenses for these bonus plans totaled $3.2 million, $542,000 and $3.1 million for 2002, 2001 and 2000, respectively.

Our ESOP covers substantially all employees meeting eligibility requirements. ESOP contributions are determined annually by our board of directors and are expensed in the year earned. ESOP-related expenses were $4.6 million, $4.2 million and $3.6 million, respectively, for 2002, 2001 and 2000.

During 2001, the ESOP purchased 155,752 shares on the open market at an average price of $22.35 ($3.5 million) relating to 2000’s contribution. In December 2001, we transferred 187,546 shares of treasury stock to the ESOP to satisfy the 2001 contribution that had been approved by the board of directors. These shares were transferred on December 28, 2001, at the closing market price of $22.36 ($4.2 million). There were no additional shares purchased in 2002. Shares held by the ESOP are treated as outstanding in computing our earnings per share.

Deferred Compensation

We maintain Rabbi Trusts for deferred compensation plans for directors, key employees and executive officers through which our shares are purchased. During 1998, the Emerging Issues Task Force reached consensus on Issue 97-14 relative to Rabbi Trusts. This prescribed an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock. The deferred compensation obligation is classified as an equity instrument.

The expense associated with funding these plans is recognized through salary, bonus, and ESOP expenses for key employees and executive officers as disclosed in prior notes. The expense recognized from the directors’ deferred plan was $243,200, $219,663 and $154,544 in 2002, 2001 and 2000, respectively. In 2002, the Rabbi Trusts purchased 11,997 shares of our treasury stock at an average price of $25.63 ($307,465). In 2001, the Rabbi Trusts purchased 27,612 shares of our stock on the open market at an average price of $21.63 ($597,317) and 6,704 shares of our treasury stock at an average price of $22.24 ($149,079). In 2000, the Rabbi Trusts purchased 46,632 shares of our common stock on the open market at an average price of $17.26 ($804,657). At December 31, 2002, the Trusts’ assets were valued at $11.3 million.

Stock Option Plans

During 1995, we adopted and the shareholders approved a tax-favored incentive stock option plan (the Incentive Plan). During 1997, the shareholders approved the Outside Directors’ Stock Option Plan (the Directors’ Plan). We account for these plans in accordance with APB Opinion No. 25, under which no compensation cost is recognized.

Under the Incentive Plan, an officer may be granted an option to purchase shares at 100% of the grant date fair market value (110% if the optionee and affiliates own 10% or more of the shares), payable as determined by our board of directors. An option may be granted only during the 10-year period ending in May 2005. An optionee must exercise an option within 10 years (five years if the optionee and affiliates own 10% or more of the shares) from the grant date. With few exceptions, full vesting of options granted occurs at the end of five years.

Under the Directors’ Plan, shares granted do not qualify as tax-favored incentive stock options. Directors may be granted non-qualified options to purchase shares at 100% of the grant date fair market value. An optionee must exercise an option within 10 years from the grant date. With few exceptions, full vesting occurs at the end of three years.

We may grant options for up to 3,125,000 shares under the Incentive Plan and 500,000 shares under the Directors’ Plan. Through December 31, 2002, we had granted 2,034,548 options under these plans. Under both plans, the option exercise price equals the stock’s fair market value on the date of grant.

A summary of the status of the plans at December 31, 2002, 2001 and 2000, and changes during the years then ended are presented in the following table and narrative:

	2002		2001		2000
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	1,495,090	$15.84	1,302,096	$14.89	1,053,462	$14.63
Granted	301,000	28.96	261,846	20.34	296,600	15.95
Exercised	34,285	14.73	28,562	11.72	3,776	9.78
Forfeited	25,030	21.56	40,290	17.40	44,190	16.07
Outstanding at end of year	1,736,775	18.05	1,495,090	15.84	1,302,096	14.89
Exercisable at end of year	958,362	14.69	752,104	13.77	560,774	12.81
Weighted-avg. fair value of options granted during year		$8.45		$6.11		$5.49

The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 5.1%, 5.2% and 6.4%; expected dividend yields of 1.9%, 2.0% and 2.2%; expected lives of nine, 10 and 10 years; and expected volatility of 18.9%, 19.3% and 21.5%.

Information on the range of exercise prices for options outstanding as of December 31, 2002, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Outstanding as of 12/31/02	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Exercisable as of 12/31/02	Weighted- Average Exercise Price
$0.00 - $8.82	114,064	2.4	$8.24	114,064	$8.24
$8.83 - $11.76	153,027	3.3	$9.18	153,027	$9.18
$11.77 - $14.70	167,535	4.3	$13.05	167,535	$13.05
$14.71 - $15.89	242,540	7.3	$15.78	96,800	$15.78
$15.90 - $17.64	283,410	6.3	$16.02	181,970	$16.05
$17.65 - $20.58	237,070	8.1	$19.96	63,150	$19.71
$20.59 - $23.52	260,129	5.9	$21.35	181,816	$21.17
$23.53 - $29.41	279,000	9.3	$29.27	0	$0.00
	1,736,775	6.4	$18.05	958,362	$14.69

Post-Retirement Benefits Other Than Pension

We do not provide post-retirement benefits to employees and therefore do not have any liability under SFAS 106, ‘‘Employer’s Accounting for Post-retirement Benefits Other Than Pensions.’’ In August 2002, we began offering certain eligible employees post-employment medical coverage. We account for this coverage under SFAS 112, ‘‘Employers’ Accounting for Post-employment Benefits.’’ Under our plan, employees who retire at age 55 or older with 20 or more years of company service may continue medical coverage under our health plan. Employees who elect continuation of coverage pay the full COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985) rate and coverage terminates upon reaching age 65. We expect a relatively small number of employees will become eligible for this benefit. We have established a liability to cover the excess cost of providing this coverage over the anticipated COBRA rate to be paid by participating employees.

9. Statutory Information and Dividend Restrictions

Our insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory nonadmitted assets, and the inclusion of net unrealized holding gains or losses in shareholders’ equity relating to fixed maturities.

The NAIC developed a codified version of statutory accounting principles, designed to foster more consistency among the states for accounting guidelines and reporting. The industry adopted this codified standard beginning January 1, 2001. This adoption required our insurance subsidiaries to recognize a cumulative-effect adjustment to statutory surplus for the difference between the amount of surplus at the beginning of the year and the amount of surplus that would have been reported at that date if the new codified standard had been applied retroactively for all prior periods. This cumulative-effect adjustment decreased consolidated statutory surplus by $23.9 million as of January 1, 2001, primarily due to the recognition of deferred tax liabilities.

Year-end statutory surplus includes $16.7 million of RLI Corp. stock held by an insurance subsidiary. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our consolidated financial statements.

In December 2002, we closed an underwritten public offering of 4.8 million shares of our common stock, generating $115.1 million in net proceeds. Of these proceeds, $80.0 million was contributed to the insurance subsidiaries to bolster statutory surplus. Additionally, in September 2002, we transferred our 44% ownership in Maui Jim, Inc. and our 100% ownership in RLI Insurance, Ltd., from the holding company to the insurance subsidiaries. This transaction resulted in an increase to statutory surplus of $20.0 million, with no impact to consolidated GAAP equity.

The following table includes selected information for our insurance subsidiaries as filed with insurance regulatory authorities:

	Year ended December 31,
(in thousands)	2002	2001	2000
Consolidated net income, statutory basis	$16,473	$19,923	$14,833
Consolidated surplus, statutory basis	$401,269	$289,997	$309,945

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10% of RLI policyholder surplus as of December 31 of the preceding year or the net income of RLI for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI during 2003 without prior approval is $40.1 million — 10% of RLI’s 2002 policyholder surplus. The actual amount paid to us during 2002 was $5.3 million.

10. Commitments and Contingent Liabilities

We are involved in certain legal proceedings and disputes considered by management to be ordinary and incidental to the business, or which have no foundation in fact. Management believes that valid defenses exist as to all such litigation and disputes and is of the opinion that these will not have a material effect on our financial statements.

We are the plaintiff in an action captioned RLI Insurance Co. v. Commercial Money Center, et al., which was filed in U.S. District Court, Southern District of California (San Diego) on February 1, 2002. We filed a similar complaint against the Bank of Waukegan in San Diego, California Superior Court. Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank, Sky Bank and Bank

of Waukegan are referred to as Investor Banks. The litigation arises out of the equipment and vehicle leasing program of Commercial Money Center (CMC). CMC originated leases, procured bonds pertaining to the performance of obligations of each lessee under each lease, then formed ‘‘pools’’ of such leases that it marketed to banks and other institutional investors. We sued for rescission and/or exoneration of the bonds we issued to CMC and sale and servicing agreements we entered into with CMC and the Investor Banks, which had invested in CMC’s equipment leasing program. We contend we were fraudulently induced to issue the bonds and enter into the agreements by CMC, who misrepresented and concealed the true nature of its program and the underlying leases originated by CMC (for which bonds were procured). We also sued for declaratory relief to determine our rights and obligations, if any, under the instruments. Each Investor Bank disputes our claims for relief. CMC is currently in Chapter 7 bankruptcy proceedings.

Between the dates of April 4 and April 18, 2002, each Investor Bank subsequently filed a complaint against us in various state courts, which we removed to U.S. District Courts. Each Investor Bank sued us on certain bonds we issued to CMC as well as a sale and servicing agreement between the Investor Bank, CMC and us. Each Investor Bank sued for breach of contract, bad faith and other extra-contractual theories. We have answered and deny each Investor Bank’s entitlement to relief. The Investor Banks claim entitlement to aggregate payment of approximately $53 million under either the surety bonds or the sale and servicing agreements, plus unknown extra-contractual damages, attorneys’ fees and interest. The litigation to date has focused on issues of jurisdiction, venue and consolidation of the proceedings. We dispute both liability and damages. Based on the facts and circumstances now known to us, we believe that we have meritorious defenses to these claims. We are vigorously disputing liability and are vigorously asserting our positions in the pending litigation.  Our financial statements contain an appropriate accrual for defense costs related to this matter, as well as an accrual to cover recision of collected premiums related to the program.  In our opinion, final resolution of this matter will not have a material adverse effect on our financial statements, taken as a whole.

We lease regional office facilities and computers. These leases expire in various years through 2007. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)
2003	$2,274
2004	1,600
2005	1,090
2006	744
2007	546
Total minimum future rental payments	$6,254

11. Industry Segment Information

The following table summarizes our segment data as specified by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.” As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by company management.

The segments of our property/casualty operations include property, casualty and surety. The property segment is comprised of insurance products providing physical damage coverage for commercial and personal risks. These risks are exposed to a variety of perils including earthquakes, fires and hurricanes. Losses are developed in a relatively short period of time.

The casualty segment includes liability products where loss and related settlement expenses must be estimated, as the ultimate disposition of claims may take several years to fully develop. Policy coverage is more significantly impacted by evolving legislation and court decisions.

The surety segment offers a selection of small and medium-size commercial products related to the statutory requirement for bonds on construction and energy-related projects. The results of this segment are generally characterized by relatively low loss ratios. Expense ratios tend to be higher due to the high volume of transactions at lower premium levels.

The investment income segment is the by-product of the interest and dividend income streams from our investments in fixed-income and equity securities as well as the appreciation of private equity warrants (per SFAS 133). Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of other segments. Investee earnings represent our share in Maui Jim, Inc. earnings. We own approximately 44% of the unconsolidated investee, which operates in the sunglass and optical goods industries.

The following table provides data on each of our segments as used by company management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures via our expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule. Goodwill amortization resulting from a 1999 surety acquisition was allocated entirely to the surety segment.

(in thousands)	Net Earnings			Revenues			Depreciation and Amortization
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Property	$24,472	$7,525	$4,990	$89,228	$70,764	$60,063	$1,231	$1,408	$1,169
Casualty	(768)	(2,187)	3,461	208,113	156,970	136,801	1,681	1,998	1,690
Surety	(8,096)	2,336	3,633	50,724	45,274	34,739	546	2,317	2,165
Net investment income	37,640	32,178	29,046	37,640	32,178	29,046	13	103	79
Realized gains (losses)	(3,552)	4,168	2,847	(3,552)	4,168	2,847
General corporate expense and interest on debt	(5,365)	(5,847)	(8,663)				273	89	76
Equity in earnings of unconsolidated investee	4,397	2,845	2,979
Total segment earnings before income taxes and cumulative effect	48,728	41,018	38,293
Income taxes	12,876	10,771	9,600
Earnings before cumulative effect	35,852	30,247	28,693
Cumulative effect of initial adoption of SFAS 133	—	800	—
Total	$35,852	$31,047	$28,693	$382,153	$309,354	$263,496	$3,744	$5,915	$5,179

The following table further summarizes revenues by major product type within each segment:

(in thousands)	2002	2001	2000
Property
Commercial property	$82,231	$62,904	$51,836
Homeowners/residential property	6,997	7,856	8,712
Other	—	4	(485)
Total	$89,228	$70,764	$60,063
Surety	$50,724	$45,274	$34,739
Casualty
General liability	$75,906	$47,742	$34,891
Commercial and personal umbrella	33,796	56,273	62,878
Executive products	8,444	4,504	2,987
Specialty program business	28,458	8,483	4,580
Commercial transportation	44,199	23,481	14,168
Other	17,310	16,487	17,297
Total	$208,113	$156,970	$136,801

12. Unaudited Interim Financial Information

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2002
Net premiums earned	$74,102	$81,686	$91,639	$100,638	$348,065
Net investment income	9,085	9,572	9,401	9,582	37,640
Net realized investment gains (loss)	1,787	1,077	(6,637)	221	(3,552)
Earnings before income taxes	12,500	13,801	7,157	15,270	48,728
Net earnings	9,105	9,954	5,638	11,155	35,852
Basic earnings per share(1)(2)	$0.46	$0.50	$0.28	$0.55	$1.80
Diluted earnings per share(1)(2)	$0.45	$0.49	$0.28	$0.54	$1.75
2001
Net premiums earned	$63,287	$66,639	$69,827	$73,255	$273,008
Net investment income	7,452	7,709	8,644	8,373	32,178
Net realized investment gains	1,432	517	1,529	690	4,168
Earnings before income taxes and cumulative effect	9,537	10,120	10,755	10,606	41,018
Cumulative effect of initial adoption of SFAS 133	—	800	—	—	800
Net earnings	7,133	8,205	7,899	7,810	31,047
Basic earnings per share(1)(2)	$0.36	$0.42	$0.40	$0.40	$1.58
Diluted earnings per share(1)(2)	$0.36	$0.41	$0.39	$0.39	$1.55

(1)     Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

(2)     Per share data has been stated to reflect the 2-for-1 stock split that occurred on October 15, 2002. All prior years’ per share data has been restated to reflect the split.

Report of Independent Auditors

To the board of directors and shareholders, RLI Corp.

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, in 2002 RLI Corp. and Subsidiaries adopted the provisions of Statement of Financial and Accounting Standards (SFAS) 142, “Goodwill and Other Intangible Assets.” Also as discussed in note 1 to the consolidated financial statements, in 2001 RLI Corp. and Subsidiaries adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.”

January 21, 2003

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

The accompanying financial statements have been audited by KPMG LLP (KPMG), independent certified public accountants, selected by the audit committee. Management has made available to KPMG all the Company’s financial records and related data, including minutes of shareholders’ and directors’ meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.

Management has established and maintains a system of internal controls throughout its operations that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management’s authorization. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. As part of its audit of the financial statements, KPMG considers certain aspects of the system of internal controls to the extent necessary to form an opinion on the financial statements and not to provide assurance on the system of internal controls. Management considers the recommendations of its internal auditor and independent public accountants concerning the Company’s internal controls and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 2002, the Company’s system of internal controls was adequate to accomplish the objectives described herein.

The audit committee is comprised solely of four independent directors and is charged with general supervision of the audits, examina-tions and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent public accountants and the internal auditor have ready access to the audit committee.

Jonathan E. Michael

President & CEO

Joseph E. Dondanville, CPA

Sr. Vice President, CFO

Investor Information

For help with your shareholder account or for information about RLI stock or dividends, contact our transfer agent:

Wells Fargo Shareholder Services

P.O. Box 64854

St. Paul, MN 55164-0854

Phone: (800) 468-9716 or (651) 450-4064

Fax: (651) 450-4033

Email: stocktransfer@ wellsfargo.com

Contacting RLI:

For investor relationsrequests and management’s perspective on  specific issues, contact Director, Corporate Development, Aaron Jacoby at (309) 693-5880 or at aaron_jacoby@ rlicorp.com.

Turn to the back cover for corporate headquarter contact information.

Find comprehensive investor information at www.rlicorp.com.

Annual meeting

The annual meeting of shareholders will be held at 2:00 p.m., CDT, on    May 1, 2003, at the company’s offices at 9025 N. Lindbergh Drive, Peoria, Ill.

Trading and dividend information

	Stock Price			Dividends Declared		Stock Price			Dividends Declared
2002	High	Low	Close		2001	High	Low	Close
1st Qtr.	$26.65	$22.23	$25.85	$.08	1st Qtr	$23.08	$20.07	$20.42	$.08
2nd Qtr.	29.66	23.05	25.50	.09	2nd Qtr	22.55	19.70	22.46	.08
3rd Qtr.	29.88	23.09	26.83	.09	3rd Qtr	22.75	19.85	20.50	.08
4th Qtr.	30.20	23.50	27.90	.09	4th Qtr	22.50	19.38	22.50	.08

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 26 consecutive years. RLI dividends qualify for the enterprise zone dividend subtraction modification for Illinois state income tax returns.

Stock ownership

December 31, 2002	Shares	%
Insiders	1,734,115	7.0
ESOP	2,570,431	10.4
Institutions & other public	20,376,629	82.6
Total outstanding	24,681,175	100.0
RLI common stock shareholders	4,988

Shareholder inquiries

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar (address at left):

Dividend reinvestment plans

If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings or money market accounts, send your request to the transfer agent and registrar.

Requests for additional information

Electronic versions of the following documents are available on our website: 2002 annual report, 2003 proxy statement, Annual Report to the Securities and Exchange Commission (Form 10-K), code of conduct, corporate governance guidelines, and charters of the Executive Resources, Audit and Nominating/Corporate Governance Committees. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, simply contact our corporate headquarters.

Company financial strength ratings
A.M. Best:	A (Excellent)	RLI Insurance Company
	A (Excellent)	Mt. Hawley Insurance Company
	A- (Excellent)	Underwriters Indemnity Company
	A- (Excellent)	Planet Indemnity Company
Standard & Poor’s:	A+ (Strong)	RLI Insurance Group

Selected Financial Data

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2002.

(amounts in thousands, except per share data)	2002		2001		2000	1999		1998
Operating Results
Gross sales	$741,541		548,331		469,759	370,057		316,863
Total revenue	$382,153		309,354		263,496	225,756		168,114
Net earnings (loss)	$35,852		31,047		28,693	31,451		28,239
Comprehensive earnings (loss)(1)	$13,673		11,373		42,042	20,880		51,758
Net cash provided from operating activities	$161,971		77,874		53,118	58,361		23,578
Net premiums written to statutory surplus	103%		109%		84%	79%		46%
GAAP combined ratio	95.6		97.2		94.8	91.2		88.2
Statutory combined ratio	92.4		95.8		95.8	90.1	(6)	88.4
Financial Condition
Total investments	$1,000,027		793,542		756,111	691,244		677,294
Total assets	$1,719,327		1,390,970		1,281,323	1,170,363		1,012,685
Unpaid losses and settlement expenses	$732,838		604,505		539,750	520,494		415,523
Total debt	$54,356		77,239		78,763	78,397		39,644
Total shareholders’ equity	$456,555	(3)	335,432		326,654	293,069		293,959
Statutory surplus	$401,269	(3)	289,997		309,945	286,247		314,484
Share Information(2)
Net earnings (loss) per share:
Basic	$1.80		1.58	(5)	1.46	1.55		1.34
Diluted	$1.75		1.55	(5)	1.44	1.54		1.33
Comprehensive earnings (loss) per share:(1)
Basic	$0.69		0.58	(5)	2.14	1.03		2.46
Diluted	$0.67		0.57	(5)	2.11	1.02		2.43
Cash dividends declared per share	$0.35		0.32		0.30	0.28		0.26
Book value per share	$18.50	(3)	16.92		16.66	14.84		14.22
Closing stock price	$27.90		22.50		22.35	17.00		16.63
Stock split	200%							125%
Weighted average shares outstanding:(3)(4)
Basic	19,937		19,630		19,634	20,248		21,028
Diluted	20,512		20,004		19,891	20,444		21,276
Common shares outstanding	24,681		19,826		19,608	19,746		20,670

(amounts in thousands, except per share data)	1997	1996	1995		1994		1993		1992
Operating Results
Gross sales	306,383	301,500	293,922		295,966		266,480		220,048
Total revenue	169,424	155,354	155,954		156,722		143,100		117,582
Net earnings (loss)	30,171	25,696	7,950		(4,776)		15,948		16,207
Comprehensive earnings (loss)(1)	66,415	41,970	31,374		(8,513)		21,175		18,548
Net cash provided from operating activities	35,022	48,947	24,649		27,041		73,629		43,619
Net premiums written to statutory surplus	54%	64%	76%		108%		94%		110%
GAAP combined ratio	86.8	87.4	107.5		116.9		97.2		91.4
Statutory combined ratio	90.4	89.1	106.5		116.9		87.9	(9)	95.8
Financial Condition
Total investments	603,857	537,946	471,599		413,835		401,609		281,113
Total assets	911,741	845,474	810,200		751,086		667,650		526,351
Unpaid losses and settlement expenses	404,263	405,801	418,986		394,966		310,767		268,043
Total debt	24,900	46,000	48,800		52,255		53,000		7,000
Total shareholders’ equity	266,552	200,039	158,608		131,170		140,706		117,393
Statutory surplus	265,526	207,787	172,313		136,125		152,262		100,585
Share Information(2)
Net earnings (loss) per share:
Basic	1.45	1.30	0.41	(7)	(0.25	)(7)	0.84	(10)	0.91
Diluted	1.33	1.14	0.41	(7)	(0.25	)(7)	0.80	(10)	0.91
Comprehensive earnings (loss) per share:(1)
Basic	3.19	2.13	1.60	(7)	(0.44	)(7)	1.12	(10)	1.04
Diluted	2.88	1.81	1.39	(7)(8)	(0.44	)(7)	1.05	(10)	1.04
Cash dividends declared per share	0.24	0.22	0.21		0.18		0.17		0.16
Book value per share	12.35	10.23	8.08		6.68		7.30		6.52
Closing stock price	19.93	13.35	10.00		6.56		8.48		7.92
Stock split			125%
Weighted average shares outstanding:(3)(4)
Basic	20,804	19,742	19,624		19,466		18,998		17,898
Diluted	23,428	24,210	19,624		19,464		20,902		17,898
Common shares outstanding	21,586	19,554	19,628		19,624		19,278		18,004

(1)                                  See note 1.M to the consolidated financial statements.

(2)                                  On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retroactively stated to reflect this split.

(3)                                  On December 26, 2002, we closed an underwritten public offering of 4.8 million shares of common stock. This offering generated $115.1 million in net proceeds. Of this, $80.0 million was contributed to the insurance subsidiaries. Remaining funds were used to pay down lines of credit.

(4)                                  In July 1993, we issued $46.0 million of convertible debentures. In July 1997, these securities were called for redemption. This conversion created an additional 4.4 million new shares of RLI common stock.

(5)                                  Basic and diluted earnings per share include $0.04 per share from the initial application of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.”

(6)                                  The statutory combined ratio presented includes the results of UIC and PIC only from the date of acquisition, January 29, 1999.

(7)                                  The combined effects of the Northridge earthquake — including losses, expenses and the reduction in revenue due to the reinstatement of reinsurance coverages — reduced 1994 after-tax earnings by $25.0 million ($1.29 per basic share, $1.05 per diluted share) and 1995 after-tax earnings by $18.6 million ($0.95 per basic share, $0.77 per diluted share).

(8)                                  For 1995, diluted earnings per share on a GAAP basis were antidilutive. As such, GAAP diluted and basic earnings per share were equal. Diluted comprehensive earnings per share, however, were not antidilutive. The number of diluted shares used for this calculation was 24,047.

(9)                                  Contingent commission income recorded during 1993, from the cancellation of a multiple-year, retrospectively-rated reinsurance contract, reduced the statutory expenses and combined ratio 10.3 points.

(10)                            Basic and diluted earnings per share include $0.09 and $0.08 per share, respectively, from the initial application of SFAS 109, “Accounting for Income Taxes.”