Form 10-K, Exhibit 13
period 2003-12-31
RLI CORP
filed 2004-02-27
CIK 84246

Exhibit 13

Management’s Discussion and Analysis

Overview

We are a holding company that underwrites selected property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group, or the Group. The Group has accounted for approximately 90% of our consolidated revenue over the last three years by providing property and casualty coverages primarily for commercial risks. As a ‘‘niche’’ company, we offer specialty insurance products designed to meet specific insurance needs of targeted insured groups. A niche company underwrites a particular type of coverage for certain markets that are underserved by the insurance industry, such as our commercial earthquake coverage or oil and gas surety bonds. A niche company also provides a type of product not generally offered by other companies, such as our stand-alone personal umbrella policy, which we offer without the underlying auto or homeowners coverage. The excess and surplus lines market provides an alternative for customers with hard-to-place risks and risks that admitted insurers specifically refuse to write. When we underwrite within the excess and surplus lines market, we are selective in the lines of business and types of risks we choose to write. Often the development of these specialty insurance products is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. Once a proposal is submitted, underwriters determine whether a proposal would be a viable product in keeping with our business objectives.

Management measures the results of our insurance operations by monitoring certain measures of growth and profitability across three distinct business segments: casualty, property and surety. Growth is measured in terms of gross premiums written and profitability is analyzed through GAAP (accounting principles generally accepted in the United States of America) combined ratios, which are further subdivided into their respective loss and expense components. The GAAP combined ratios represent the profit generated from our individual segments as presented in the footnotes to our consolidated financial statements.

The foundation of our overall business strategy is to underwrite for profit. This drives our ability to provide shareholder returns in three different ways: the underwriting profit itself, investment income from fixed-income portfolios, and long-term growth in our equity portfolio. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on generating total return. The base fixed-income portfolio is rated investment grade to protect invested assets. Regular underwriting profits allow a large portion of our shareholders’ equity to be invested in a value-based, large-capitalization common stock portfolio. With the exception of a small warrant position in a private equity investment, the portfolio contains no derivatives or off-balance sheet structured investments. In addition, we employ stringent diversification rules and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite recent realized and unrealized losses in the equity portfolio, the overall portfolio’s asset allocation strategy has contributed significantly to our historic growth in book value.

The property and casualty insurance business is cyclical and influenced by many factors, including price competition, economic conditions, natural or man-made disasters (for example, earthquakes and terrorism), interest rates, state regulations, court decisions and changes in the law. One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs have fully developed, because premiums are charged before claims are incurred. This requires that liabilities be estimated and recorded in recognition of future loss and settlement obligations. Due to the inherent uncertainty in estimating these liabilities, there can be no assurance that actual liabilities will not exceed recorded amounts; if actual liabilities do exceed recorded amounts, there will be an adverse effect. In evaluating the objective performance measures previously mentioned, it is important to consider the following individual characteristics of each major insurance segment.

The casualty portion of our business consists largely of general liability, transportation, multi-peril program business, commercial umbrella, personal umbrella, executive products and other specialty coverages. In addition, we provide employers indemnity and in-home business owners coverage. The casualty book of business is subject to the risk of accurately estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty line may also be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment primarily underwrites commercial fire, earthquake, builders’ risk, difference in conditions, other inland marine coverages and, in the state of Hawaii, select personal lines policies. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, as approximately 42% of 2003’s total property premiums were written in California. We limit our net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.

The surety segment specializes in writing small to large commercial and small contract surety products, as well as those for the energy (plugging and abandonment), petrochemical and refining industries. The commercial surety products usually involve a statutory requirement for bonds. This industry has historically maintained a relatively low loss ratio. Losses may fluctuate, however, due to adverse economic conditions that may affect the financial viability of an insured. The contract surety market guarantees the construction work of a commercial contractor for a specific project. As such, this line has historically produced marginally higher loss ratios than other surety lines. Generally, losses occur due to adverse economic conditions, inclement weather conditions or the deterioration of a contractor’s financial condition.

Critical Accounting Policies

GAAP and non-GAAP Financial Performance Metrics

Throughout this annual report, we present our operations in the way we believe will be most meaningful, useful and transparent to anyone using this financial information to evaluate our performance. In addition to the GAAP presentation of net income and certain statutory reporting information, we show certain non-GAAP financial measures that are valuable in managing our business, including gross revenues, gross written premiums, net written premiums and combined ratios.

Following is a list of non-GAAP measures found throughout this report with their definitions, relationships to GAAP measures, and explanations of their importance to our operations.

Gross revenues

This is an RLI-defined metric equaling the sum of gross premiums written, net investment income and realized gains (losses). It is used by our management as an overall gauge of gross business volume across all operating segments.

Gross premiums written

While net premiums earned is the related GAAP measure used in the statement of earnings, gross premiums written is the component of net premiums earned that measures insurance business produced before the impact of ceding reinsurance premiums, but without respect to when those premiums will be recognized as actual revenue. We use this measure as an overall gauge of gross business volume in our insurance underwriting operations with some indication of profit potential subject to the levels of our retentions, expenses and loss costs.

Net premiums written

While net premiums earned is the related GAAP measure used in the statement of earnings, net premiums written is the component of net premiums earned that measures the difference between gross premiums written and the impact of ceding reinsurance premiums, but without respect to when those premiums will be recognized as actual revenue. We use this measure as an indication of retained or net business volume in our insurance underwriting operations. It is an indicator of future earnings potential subject to our expenses and loss costs.

Combined ratios

This ratio is a common industry measure of profitability for any underwriting operation, and is calculated in two segments. First, the expense ratio reflects the sum of policy acquisition costs and insurance operating expenses, divided by net premiums earned. The second component, the loss ratio, is losses and settlement expenses divided by net premiums earned.  The sum of the loss and expense ratios is the combined ratio. The difference between the combined ratio and 100 reflects the per-dollar rate of underwriting profit or loss.

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

Generally, we have not experienced significant development, favorable or unfavorable, either with the liability in total or within industry segments. Additional information with respect to reserve development patterns for 2001-2003 year-end liabilities can be found in note 6 to the financial statements. Adding to the complexities inherent in the reserving process are issues related to coverage, expansion of coverage, and reinsurance program applicability.

We have insignificant exposure to asbestos and environmental policy liabilities, as a result of entering liability lines after the industry had already recognized it as a problem. What exposure does exist is through our commercial umbrella, general liability, and discontinued assumed reinsurance lines of business. The majority of that exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business. Although our asbestos and environmental exposure is limited, management cannot determine our ultimate liability with any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability, and standards of cleanup. Additionally, we participate primarily in the excess layers, making it even more difficult to assess the ultimate impact.

Investment Valuation

Throughout each year, our external investment managers buy and sell securities to maximize overall investment returns in accordance with investment policies established and monitored by our board of directors and officers. This includes selling individual securities that have unrealized losses when the investment manager believes future performance can be surpassed by buying other securities deemed to offer superior long-term return potential.

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

Part of our evaluation of whether particular securities are other than temporarily impaired involves assessing whether we have both the intent and ability to continue to hold securities in an unrealized loss position. We have not sold any securities for the purpose of generating cash over the last several years to pay claims, dividends or any other expense or obligation. Accordingly, we believe that our sale activity supports our ability to continue to hold securities in an unrealized loss position until our cost may be recovered.

Reinsurance
recoverables

95.5% of our reinsurance
recoverables are due from
companies rated A- or better
by A.M. Best.

Recoverability of Reinsurance Balances

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the appropriate liabilities, since reinsurance does not relieve us of our legal liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. Additionally, the same uncertainties associated with estimating unpaid losses and settlement expenses impact the estimates for the ceded portion of such liabilities. We continually monitor the financial condition of our reinsurers. Our policy is to periodically charge to earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers. Further discussion to the security of our recoverable reinsurance balances can be found in note 5 to the financial statements.

Deferred Policy Acquisition Costs

We defer commissions, premium taxes and certain other costs related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned, related investment income, anticipated losses and settlement expenses as well as certain other costs ex-pected to be incurred as the premium is earned. Judgments as to ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written.

Operations

Consolidated gross revenue for 2003 totaled $798.8 million, up 7.7% from $741.5 million in 2002, which was a 35.2% increase from 2001. This result is largely driven by gross written premiums which grew a modest 5.0% in 2003, to a total of  $742.5 million, compared to $707.5 million in 2002 and $512.0 million in 2001. This result reflected a mix of continued growth in the casualty segment, softening markets (primarily in property), and re-underwriting of some surety products. Net investment income grew 17.3% to $44.2 million in 2003, following a 17.0% growth rate in 2002, up from $32.2 million in 2001. Realized gains in 2003 were $12.1 million, compared to losses of $3.6 million in 2002 and gains of $4.2 million in 2001. The losses in 2002 were the result of securities impairment of $6.5 million. Further details of the investment gains and losses and impairment analysis follow in the investment income section of this discussion.

	Year Ended December 31,
Gross revenue (in thousands)	2003	2002	2001
Gross premiums written	$742,477	$707,453	$511,985
Net investment income	44,151	37,640	32,178
Realized investment gains (losses)	12,138	(3,552)	4,168
Total gross revenue	$798,766	$741,541	$548,331

Consolidated revenue for 2003 was $519.9 million, up from $382.2 million in 2002 and $309.4 million in 2001. Net premiums earned, the main driver of this measurement, jumped 33.2% in 2003, compared to an increase of 27.5% in 2002.

Net earnings for 2003 were $71.3 million ($2.76 per diluted share), compared to $35.9 million ($1.75 per diluted share) 2002 and $31.0 million ($1.55 per diluted share)  in 2001. Underwriting profits more than doubled in each of the last two years, posting pre-tax results of $37.3 million, $15.6 million and $7.7 million in 2003, 2002 and 2001, respectively. The following table illustrates the trends in all components of net earnings over the last three years.

Net earnings (in thousands)	2003	2002	2001
Underwriting income	$37,337	$15,608	$7,674
Investment income	44,151	37,640	32,178
Realized investment gains (losses)	12,138	(3,552)	4,168
Debt interest	(1,010)	(1,860)	(3,211)
Corporate expenses	(3,886)	(3,505)	(2,636)
Investee earnings	5,548	4,397	2,845
Pretax earnings	$94,278	$48,728	$41,018
Income tax	(22,987)	(12,876)	(10,771)
Earnings before cumulative effect	$71,291	$35,852	$30,247
Cumulative effect of initial application of SFAS 123	—	—	800
Net earnings	$71,291	$35,852	$31,047

Comprehensive earnings rose dramatically, to $97.7 million, compared to $13.7 million in 2002 and $11.4 million in 2001. This result reflects our commitment to a long-term-focus investment strategy, which has not changed. We believe this will maximize value for shareholders in the future, as it has done historically.

RLI Insurance Group

As indicated earlier, the hard market conditions of 2002, which drove growth in virtually all lines that year, did not maintain the same pace in 2003, although the experience varied by segment. Underwriting profits increased considerably for the second consecutive year. These trends demonstrate our disciplined approach to risk selection and understanding of our markets. The following table and narrative provide a more detailed look at individual segment performance.

Gross premiums written (in thousands)	2003	2002	2001
Casualty	$497,692	$434,075	$288,577
Property	193,359	210,310	169,953
Surety	51,426	63,068	53,455
Total	$742,477	$707,453	$511,985

Underwriting profits (in thousands)	2003	2002	2001
Casualty	$4,968	$(768)	$(2,187)
Property	38,959	24,472	7,525
Surety	(6,590)	(8,096)	2,336
Total	$37,337	$15,608	$7,674

Combined ratio	2003	2002	2001
Casualty	98.4	100.4	101.4
Property	63.8	72.6	89.3
Surety	114.2	116.0	94.9
Total	92.0	95.6	97.2

The following table further summarizes revenues by major product type within each segment:

(in thousands)	2003	2002	2001
Casualty
General liability	$131,896	$75,906	$47,742
Commercial and personal umbrella	42,842	33,796	56,273
Executive products	13,876	8,444	4,504
Specialty program business	50,840	28,458	8,483
Commercial transportation	50,566	44,199	23,481
Other	19,528	17,310	16,487
Total	$309,548	$208,113	$156,970
Property
Commercial property	$100,579	$82,231	$62,904
Homeowners/residential property	7,099	6,997	7,856
Other	—	—	4
Total	$107,678	$89,228	$70,764
Surety	$46,371	$50,724	$45,274
Grand total	$463,597	$348,065	$273,008

Casualty gross premiums grew at 14.7% in 2003, down from a 50.4% increase in 2002. This was a mixed result as the general liability, personal umbrella, executive products and transportation lines recorded increases ranging from 18.9% to 56.3%. This was offset by reducing writings in, most notably, our program business, due to exiting one unprofitable program late in 2002 and tightening risk selection in several remaining areas.

The combined ratio for the casualty segment fell below 100.0 for the first time since 2000, to stand at 98.4 for the year. The decline, compared to results of 100.4 and 101.4 in 2002 and 2001, respectively, was the result of our ability to increase volume and rates without a commensurate increase in expenses. The loss ratio rose slightly in each of the last two years, reflecting a change in mix of business toward products with slightly higher expected claims costs. Nevertheless, we believe that our continued conservative reserving approach will result in a level of loss reserves adequate to pay future claims without negatively affecting future earnings. The time lag between recognition of reserves and their ultimate settlement or payment allows for significant investment income potential.

Gross written premiums in the property segment fell 8.1%, to $193.4 million, after a 23.7% increase in 2002 compared to 2001. This definitely was emblematic of the trend in this market, where a strong rate environment in 2002, coupled with subsequent solid profitability, brought competitive pressure to bear and reduced writings in all product lines. The impact was mitigated to a degree by adjustments to our reinsurance program that increased our retentions in selected areas and resulted in lower reinsurance premium costs.

Profitability in the property segment was extraordinary in 2003, posting a combined ratio of 63.8, compared to 72.6 and 89.3 in 2002 and 2001, respectively. As was the case in each of the last two years, our strategic focus continued in the areas of rate and deductible increases, commission restrictions, reinsurance revisions and other types of exposure control. These trends manifested themselves primarily in the commercial earthquake and fire lines, while our construction book fell from profitability largely due to losses from a single insured.

Surety gross premiums written dropped $11.6 million, or 18.5% in 2003, compared to increases of $9.6 million in 2002 and $10.1 million in 2001. The 2003 decline is related to underwriting changes made in bonds written for contractors as part of corrective actions designed to return this segment to profitability. Certain relationships with the primary producers of these bonds were terminated in the fourth quarter of 2002, resulting in targeted reductions to writings.

The surety segment reported a $6.6 million loss in 2003, which was a slight improvement from the $8.1 million loss in 2002. Both years’ performance was far removed from the $2.3 million profit shown in 2001. As was the case with premium writings, the bonds written for contractors line impacted profitability as well. While losses continued to impact 2003, we expect to see improvements from changes made over the last 18 months. Careful monitoring of our results appears to indicate improvements in business written since the fourth quarter of 2002. We will continue to closely monitor the effectiveness of underwriting changes made to this segment.

We are in litigation regarding certain commercial surety bond claims arising out of a specific bond program. We believe we have meritorious defenses to these claims and are vigorously asserting our positions in pending legal actions in multiple jurisdictions.   See note 10 to the financial statements for further discussion.

Investment Income and Realized Investment Gains

Net investment income increased by 17.3% during 2003, due to increased cash flow allocated to fixed-income investments. On an after-tax basis, investment income increased by 19.0%. Operating cash flows were $191.0 million in 2003, up from $162.0 million and $77.9 million in 2002 and 2001, respectively. Cash flows in excess of current needs were used to purchase fixed-income securities, which continue to be comprised primarily of high-grade, tax-exempt, corporate and U.S. government/agency issues. The average annual yields on our investments were as follows for 2003, 2002 and 2001:

Pretax yield	2003	2002	2001
Taxable (on book value)	5.11%	6.00%	6.49%
Tax-exempt (on book value)	4.41%	4.80%	4.96%
Equities (on market value)	3.10%	2.91%	2.60%

After-tax yield	2003	2002	2001
Taxable (on book value)	3.32%	3.90%	4.22%
Tax-exempt (on book value)	4.18%	4.55%	4.70%
Equities (on market value)	2.66%	2.49%	2.23%

During 2003, the average after-tax yield of the fixed-income portfolio decreased 0.48% (3.68% vs. 4.16%) due to decreases in both taxable and tax-exempt yields on new purchases. The decline in yields is primarily due to fluctuations in interest rates and the subsequent reinvestment of called and matured bonds at lower yields. Despite the lower yields, the overall impact on investment income has been limited due to the continued growth in operational cash flow and the investment of the proceeds from our December 2002 equity offering. During the year, we again focused on purchasing high-quality investments, including corporate bonds, municipal bonds, mortgage-backed securities and asset-backed securities, primarily in the 0-10 year part of the yield curve.

The fixed-income portfolio increased by $299.5 million during the year. This portfolio had realized gains of $1.7 million and a tax-adjusted total return on a mark-to-market basis of 5.2%. Our equity portfolio increased by $48.7 million during 2003, to $276.0 million. For the year, this portfolio had pretax portfolio appreciation of $40.4 million and realized gains of $6.9 million. The total return for the year on this portfolio was 25.0%.

Our investment results for the last five years are shown in the following table:

(in thousands)	Average Invested Assets(1)	Investment Income(2)(3)	Realized Gains(3)	Change in Unrealized Appreciation(3)(4)	Annualized Return on Avg. Invested Assets	Tax Equivalent Annualized Return on Avg. Invested Assets
1999	$684,269	$26,015	$4,467	$(16,263)	2.1%	3.0%
2000	723,677	29,046	2,847	20,537	7.2%	8.1%
2001	774,826	32,178	4,168	(30,268)	0.8%	1.6%
2002	896,785	37,640	(3,552)	(34,091)	0.0%	0.7%
2003	1,166,694	44,151	12,138	40,096	8.3%	9.0%
5-yr Avg.	$849,250	$33,806	$4,014	$(3,998)	4.0%	4.8%

(1)  Average amounts at beginning and end of year.

(2)  Investment income, net of investment expenses, including non-debt interest expense.

(3)  Before income taxes.

(4)  Relates to available-for-sale fixed maturity and equity securities.

We maintain an equity investment in a private mortgage banking company. As of December 31, 2003, our equity investment, which consisted of common shares and warrants to acquire common shares, had a carrying value and estimated market value of $6.9 million. We recorded $1.7 million in net investment income during 2003 in accordance with Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133 requires that we recognize the change in fair value of stock warrants received with the purchase of a note receivable. This compares to $1.8 million recognized in 2002 and $1.6 million in 2001. We employ a consistent valuation formula to recognize investment income or loss each quarter and to adjust the carrying value of our investment. This formula is based on the investee’s book value, the volume of mortgages originated and profitability.

We realized $12.1 million in capital gains in 2003, compared to capital losses of $3.6 million in 2002 and capital gains of $4.2 million in 2001. Included in the 2003 realized gain is a  $3.4 million gain related to the sale of an insurance company shell, Lexon Holding Company (formerly known as UIH, Inc.), and its insurance subsidiary, Lexon Insurance Company (formerly known as Underwriters Indemnity Company, or UIC), that was sold on July 1, 2003. The remaining $8.7 million realized gain was due to the sale of certain equity and fixed income securities during 2003. The increase in net realized gains is due in part to the timing of the sale of individual securities.

We regularly evaluate the quality of our investment portfolio. When we believe that a specific security has suffered an other-than-temporary decline in value, the investment’s value is adjusted by reclassifying the decline from unrealized to realized losses. This has no impact on shareholders’ equity. During 2003, there were no losses associated with the other-than-temporary impairment of securities, while in 2002 our analysis identified $6.5 million of such declines, which were recognized.

Investment
Income

Strong cash flow and
proceeds from 2002’s
equity offering helped
set a new investment
income record.

The following table is used as part of our impairment analysis and illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2003, including market value, cost basis, and unrealized gains and losses.

(in thousands)	Cost Basis	12/31/03 Mkt Value	Gross Unrealized			Unrealized Gain/ Loss%
			Gains	Losses	Net
Consumer discretionary	$9,470	$14,157	$4,687	$—	$4,687	49.5%
Consumer staples	17,816	37,671	19,855	—	19,855	111.4%
Energy	7,434	15,833	8,399	—	8,399	113.0%
Financials	12,266	41,123	28,857	—	28,857	235.3%
Healthcare	7,504	25,834	18,330	—	18,330	244.3%
Industrials	17,416	36,343	18,927	—	18,927	108.7%
Materials	9,180	13,768	4,588	—	4,588	50.0%
Information technology	9,505	15,231	5,726	—	5,726	60.2%
Telecommunications	8,392	13,285	4,893	—	4,893	58.3%
Utilities	38,636	55,844	17,280	(71)	17,209	44.5%
Private investments	6,932	6,932	—	—	—	0.0%
	$144,550	$276,021	$131,542	$(71)	$131,471	91.0%

The following table is also used as part of our impairment analysis and illustrates the total value of securities that were in an unrealized loss position as of December 31, 2003. It segregates the securities based on type, noting the fair value, cost (or amortized cost), and unrealized loss on each category of investment as well as in total. The table further classifies the securities based on the length of time they have been in an unrealized loss position.

Investment Positions with Unrealized Losses Segmented by Type and

Period of Continuous Unrealized Loss at December 31, 2003

(in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government debt securities
Fair value	$95,539	$—	$95,539
Cost or amortized cost	96,455	—	96,455
Unrealized loss	$(915)	$—	$(915)
Corporate debt securities
Fair value	$86,653	$—	$86,653
Cost or amortized cost	89,502	—	89,502
Unrealized loss	$(2,850)	$—	$(2,850)
States, political subdivisions, revenues & debt securities
Fair value	$28,411	$—	$28,411
Cost or amortized cost	28,599	—	28,599
Unrealized loss	$(188)	$—	$(188)
Subtotal, debt securities
Fair value	$210,603	$—	$210,603
Cost or amortized cost	214,556	—	214,556
Unrealized loss	$(3,953)	$—	$(3,953)
Common stock
Fair value	$1,576	$—	$1,576
Cost or amortized cost	1,647	—	1,647
Unrealized loss	$(71)	$—	$(71)
Total
Fair value	$212,179	$—	$212,179
Cost or amortized cost	216,203	—	216,203
Unrealized loss	$(4,024)	$—	$(4,024)

As of December 31, 2003, we held one common stock that was in an unrealized loss position. The total unrealized loss on this security was $71,000 and it had been in an unrealized loss position for less than six months.

The fixed income portfolio contained 72 positions at a loss as of December 31, 2003. All of the fixed income positions were at a loss for less than 12 months. The fixed income unrealized losses can primarily be attributed to an increase in medium and long-term interest rates since the purchase of many of these fixed income securities. After a lengthy period of downward pressure on medium and long-term interest rates, this trend started to reverse in June 2003. This upward trend in interest rates created unrealized losses for many fixed income investors. As interest rates rise, the prices of many of the fixed income securities in our portfolio will decline, generating increasing levels of unrealized losses. We continually monitor the credit quality of our fixed income investments to gauge our ability to be repaid principal and interest. We consider price declines of securities in our other-than-temporary-impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

As of December 31, 2003, we held no equity or fixed income securities that individually had an unrealized loss greater than 10%. Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses in our equity and bond portfolios, we do not believe any securities suffered an other-than-temporary decline in value as of December 31, 2003.

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2003, by contractual maturity, are shown as follows.

(in thousands)	Amortized Cost	Estimated Fair Value
Available-for-sale
Due in one year or less	$2,307	$2,321
Due after one year through five years	228,451	231,759
Due after five years through 10 years	313,329	326,333
Due after 10 years	273,118	274,816
	$817,205	$835,229
Held-to-maturity
Due in one year or less	$10,784	$11,073
Due after one year through five years	69,923	75,085
Due after five years through 10 years	93,024	101,102
Due after 10 years	6,969	7,787
	$180,700	$195,047
Trading
Due in one year or less	$—	$—
Due after one year through five years	5,006	5,282
Due after five years through 10 years	2,472	2,643
Due after 10 years	468	481
	$7,946	$8,406
Total fixed-income
Due in one year or less	$13,091	$13,394
Due after one year through five years	303,380	312,126
Due after five years through 10 years	408,825	430,078
Due after 10 years	280,555	283,084
	$1,005,851	$1,038,682

Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.

Interest and General Corporate Expense

Interest expense on debt fell to $1.0 million in 2003, down from $1.9 million in 2002, and $3.2 million in 2001. Substantially all of our interest expense in the last three years was on short-term debt with maturities of less than one year. As a result, our interest expense was heavily influenced by changes in short-term interest rates. The decline in interest expense on debt in 2002 was due to the lower short-term debt balances outstanding as well as reduced interest rates on our debt that resulted from a general decline in interest rates. The further decline in interest expense in 2003 is primarily the result of further reductions in our short-term debt balances. We issued $100.0 million of senior notes with a coupon rate of 5.95% on December 12, 2003, but because these notes were only outstanding for the last two weeks of the year, we did not recognize significant interest expense on these notes in 2003. In 2004, and through the bond maturity in 2014, we expect to incur interest expense on these senior notes of approximately $6.0 million per year. General corporate expenses generally fluctuate relative to our executive compensation plan called Market Value Potential (MVP). This model measures comprehensive earnings against a minimum required return on company capital. These general corporate expenses were $3.9 million, $3.5 million and $2.6 million for 2003, 2002 and 2001, respectively.

Income Taxes

Our effective tax rates for 2003, 2002 and 2001 were 24.4%, 26.4% and 26.3%, respectively. The decline in the rate during 2003 is largely due to the tax benefit associated with the sale of an insurance shell during the third quarter. Effective rates are dependent upon components of pretax earnings and the related tax effects. Our pretax earnings in 2003 included $21.5 million of investment income that is wholly or partially exempt from federal income tax, compared to $17.2 million and $16.3 million in 2002 and 2001, respectively.

Investee Earnings

We maintain a 42% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses. Maui Jim’s chief executive officer owns the majority of the remaining outstanding shares of Maui Jim, Inc. In 2003, we recorded nearly $5.5 million in earnings compared to $4.4 million in 2002 and $2.8 million in 2001. In 2003, Maui Jim net sales increased by 26% despite continued weakness in the retail sector and overall market for premium sunglasses. Explanations for the growth were a 47% increase in international sales, strong growth with existing key accounts, and the continued addition of new optical, golf and corporate accounts. Net sales grew 22% in 2002 and 8% in 2001. Gross margins grew 26% in 2003, compared to an increase of 25% in 2002 and a 12% increase in 2001. The margin percentage was relatively flat in 2003 as the dollar weakened against the Euro and Yen, making the cost of production higher, which was offset by the introduction of a new line with improved margins. Operating expenses grew by 22% in 2003 as a result of continued development of a new prescription facility and product to be introduced in 2004. Operating expenses grew by 18% in 2002 and 16% in 2001.

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

2. Changing the character of future investment purchases as needed; and

3. Maintaining a balance between existing asset and liability portfolios.

Our primary risk exposures are to changes in interest rates and equity prices, as we had no foreign exchange risk and only one derivative — warrants related to a private equity investment valued at $6.8 million, as of December 31, 2003.

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

Interest rate risk will also affect our income statement due to its impact on interest expense. We maintain debt obligations that are both short term and long term in nature. Our short-term debt generally has maturities ranging from one to nine months. As a result, we assume interest rate risk in our ability to refinance these short-term debt obligations. Any rise in interest rates will cause interest expense to increase if debt levels are maintained at current levels. We will continue to monitor this outstanding short-term debt and may use operating cash flow, the available-for-sale fixed-income portfolio, or proceeds from any potential issuance of additional capital to pay it down - all or in part - as market conditions warrant. Our long-term debt carries a fixed interest rate. As such, our interest expense on this obligation is not subject to changes in interest rates. As this debt is not due until 2014, we will not assume risk in our ability to refinance this debt for many years.

Equity Price Risk

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market). As measured from December 31, 1981, to December 31, 2003, our equity portfolio had a beta of 0.68 in comparison to the S&P 500, which has a beta of 1.00. This low beta statistic reflects our long-term emphasis on maintaining a conservative, value oriented, dividend-driven investment philosophy for our equity portfolio. Historically, dividend paying common stocks have demonstrated superior down-market performance characteristics.

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

Sensitivity Analysis

The tables on page 32 detail information on the market risk exposure for our financial investments as of December 31, 2003. Listed on each table is the December 31, 2003, market value for our assets and the expected pretax reduction in market value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. The analysis does not consider any action we would undertake in response to the various changes in market conditions. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for nontrading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the market value of our investment portfolio.

As of December 31, 2003, our fixed-income portfolio had a market value of $1.04 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2003, levels with all other variables held constant. Such scenarios would result in decreases in the market value of the fixed-income portfolio of $46.0 million and $90.5 million, respectively. Due to our use of the held-to-maturity designation for a portion of the fixed-income portfolio, the balance sheet impact of these scenarios would be much lower. As of December 31, 2002, our fixed-income portfolio had a market value of $742.8 million. Given the same scenarios, the corresponding decreases in the market value of the fixed-income portfolio as of the year-end 2002 were $29.3 million and $59.2 million, respectively. The potential decrease for 2003 is larger than for 2002, due to continuing purchases of fixed-income investments during 2003.

As of December 31, 2003, our equity portfolio had a market value of $276.0 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10% and 20%. These scenarios would result in approximate decreases in the equity market value of $18.8 million and $37.5 million, respectively. As we designate all common stocks as available-for-sale, these market value declines would impact our balance sheet. As of December 31, 2002, our equity portfolio had a market value of $227.3 million. Given the same scenarios, the market value decreases as of year-end 2002 were $15.5 million and $30.9 million, respectively. The change between years is attributable to the increase in the equity portfolio during 2003.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the market value of our assets will increase from their present levels by the indicated amounts.

The income statement will also be impacted by interest expense. As of December 31, 2003, we had $47.6 million in short-term debt obligations. Assuming this debt level remains constant, a hypothetical 100-basis-point increase in interest rates would increase our annual interest expense by $0.5 million, and a 200-basis-point increase would increase annual interest expense by $1.0 million. Conversely, falling interest rates would result in equivalent reductions in interest expense. These numbers are not included in the following tables. As of December 31, 2002, we had $54.4 million of short-term debt outstanding. Because the amount of short-term debt outstanding at December 31, 2003, was lower than at the prior year end, the hypothetical impact of the stated scenarios would be reduced.

Table 1 (in thousands)

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/03 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes Fixed maturity securities	$8,406	$(292)	$—
Total trading	8,406	(292)	—
Held for nontrading purposes Fixed maturity securities	1,030,276	(45,669)	—
Equity securities	276,021	—	(18,769)
Total nontrading	1,306,298	(45,669)	(18,769)
Total trading & nontrading	$1,314,703	$(45,961)	$(18,769)

Table 2 (in thousands)

Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

	12/31/03 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes Fixed maturity securities	$8,406	$(571)	$—
Total trading	8,406	(571)	—
Held for nontrading purposes Fixed maturity securities	1,030,276	(89,885)	—
Equity securities	276,021	—	(37,539)
Total nontrading	1,306,298	(89,885)	(37,539)
Total trading & nontrading	$1,314,703	$(90,456)	$(37,539)

Table 3 (in thousands)

Effect of a 100-basis-point decrease in interest rates and a 10% decline in the S&P 500:

	12/31/03 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes Fixed maturity securities	$8,406	$303	$—
Total trading	8,406	303	—
Held for nontrading purposes Fixed maturity securities	1,030,276	46,188	—
Equity securities	276,021	—	18,769
Total nontrading	1,306,298	46,188	18,769
Total trading & nontrading	$1,314,703	$46,491	$18,769

Table 4 (in thousands)

Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

	12/31/03 Market Value	Interest Rate Risk	Equity Risk
Held for trading purposes Fixed maturity securities	$8,406	$623	$—
Total trading	8,406	623	—
Held for nontrading purposes Fixed maturity securities	1,030,276	95,479	—
Equity securities	276,021	—	37,539
Total nontrading	1,306,298	95,479	37,539
Total trading & nontrading	$1,314,703	$96,102	$37,539

Liquidity and Capital Resources

Overview

We have three primary types of cash flows; (1) cash flows from operating activities, which consist mainly of cash generated by our underwriting operations and income earned on our investment portfolio, (2) cash flows from financing activities related to the purchase, sale and maturity of investments, and (3) cash flows from financing activities that impact our capital structure, such as changes in debt and shares outstanding. The following table summarizes these three cash flows over the last three years.

(in thousands)	2003	2002	2001
Cash flows from operating activities	$191,019	$161,971	$77,874
Cash flows from investing activities	(283,911)	(248,123)	(74,821)
Cash flows from financing activities	92,892	86,152	(3,053)
	$—	$—	$—

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2003.

(in thousands)		Payments due by period
Contractual Obligations	Total	Less than 1 yr.	1-3 yrs.	3-5 yrs	More than 5 yrs.
Long-term debt	$100,000	$—	$—	$—	$100,000
Short-term debt	47,560	47,560	—	—	—
Capital lease	588	406	182	—	—
Operating lease	12,308	1,997	3,817	2,815	3,679
Total	$160,456	$49,963	$3,999	$2,815	$103,679

Our largest contractual obligation relates to long-term debt outstanding. On December 12, 2003, we completed a public debt offering, issuing $100 million in senior notes maturing January 15, 2014 (a 10-year maturity), and paying interest semi-annually at the rate of 5.95%. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. As of December 31, 2003, we were party to seven reverse repurchase agreements (short-term debt) totaling $47.6 million. We are not party to any off-balance sheet arrangements.

Our primary objective in managing our capital is to preserve and grow shareholders’ equity and statutory surplus to improve our competitive position and allow for expansion of our insurance operations. Our insurance subsidiaries must maintain certain minimum capital levels in order to meet the requirements of the states in which we are regulated. Our insurance companies are also evaluated by rating agencies that assign financial strength ratings that measure our ability to meet our obligations to policyholders over an extended period of time.

We have grown our shareholders’ equity and policyholders’ surplus in each of the last two years as a result of three sources/uses of funds: (1) earnings on underwriting and investing activities, (2) appreciation or depreciation in the value of our invested assets, and (3) financing activities such as the issuance of common stock and debt.

At December 31, 2003, we had short-term investments, cash and other investments maturing within one year, of approximately $46.4 million and additional investments of $312.1 maturing within five years. We maintain a $40.0 million revolving line of credit with two financial institutions. The facility has a three-year term that expires on May 31, 2005. As of December 31, 2003, no amounts were outstanding on this facility.

We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months.

Operating Activities

The following table highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Reinsurance losses and settlement expenses	Ceded premium to reinsurers
Investment income (interest & dividends)	Commissions paid
Operating expenses
Interest expense
Income taxes

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period. Our largest cash outflow is for claims that arise when a customer incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends — another source of cash. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, interest expense and other operating expenses. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive from our customers to our reinsurance partners, and collect cash back when losses are incurred subject to our reinsurance coverage.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. We are subject to the risk of incurring significant losses on catastrophes such as earthquakes. If we were to incur such losses, we would have to make significant claims payments in a relatively concentrated period of time.

Investing Activities

The following table highlights some of the major sources and uses of cash flow from investing activities:

Sources	Uses
Proceeds from bonds sold, called or matured	Purchase of bonds
Proceeds from stocks sold	Purchase of stocks

We maintain a well-diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2003, our portfolio had a book value of $1.3 billion. Invested assets at December 31, 2003, increased by $333.3 million, or 33%, from December 31, 2002. Contributing to this increase was the investment of cash flows from operations, $98.9 million in proceeds from our senior notes offering, and $10.1 million in proceeds from the over-allotment option exercised in connection with our December 2002 equity offering.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations, then generate long term growth in shareholders’ equity. Because the company’s existing and projected liabilities are sufficiently funded by the fixed-income portfolio, we can improve returns by investing a portion of the surplus (within limits) in a conservative equity portfolio. As of December 31, 2003, 49.8% of our shareholders’ equity was invested in common stocks, as compared to 49.8% and 82.8% at December 31, 2002 and 2001, respectively.

We currently classify 18% of the securities in our fixed-income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Other portions of the fixed-income portfolio are classified as available-for-sale (81%) or trading (1%) and are carried at fair market value. As of December 31, 2003, we maintained $843.6 million in fixed-income securities within the available-for-sale and trading classifications. The available-for-sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

Our fixed-income portfolio is managed for safety, focusing on securities of the highest ratings and liquidity. Yield is of secondary importance behind the preservation of capital. The equity portfolio is managed for long-term growth, maintaining a conservative, value-oriented approach. This philosophy of portfolio diversification, management style, and asset allocation allows us to maximize overall returns with the least amount of risk.

In each of the last three years, all available cash flow has been invested into fixed income investments as opposed to stocks. As a result, our bond portfolio now comprises 76.8% of our total portfolio, where it represented 72.5% of the total at December 31, 2002, and 58.2% of the total as of December 31, 2001. We regularly evaluate our asset allocation among stocks and bonds, and may choose to invest new cash into stocks in the future. Our fixed income portfolio consists almost entirely of bonds rated investment grade by Standard & Poor’s and Moody’s. As of December 31, 2003, our fixed-income portfolio had the following rating distribution:

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed-income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2003, our duration was 4.5 years. Our fixed-income portfolio remained well diversified, with 592 individual issues as of December 31, 2003. During 2003, the total return on our bond portfolio on a tax-equivalent, mark-to-market basis was 5.2%.

In addition, at December 31, 2003, our equity portfolio had a value of $276.0 million, all of which is classified as available-for-sale and is also a source of liquidity. The securities within the equity portfolio remain primarily invested in large-cap issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes.

As of December 31, 2003, our portfolio had a dividend yield of 2.8% compared to 1.6% for the S&P 500 index. Because of the corporate-dividend-received deduction applicable to our dividend income, we pay an effective tax rate of only 14.2% on dividends, compared to 35.0% on taxable interest income and 5.3% on municipal bond interest income. As with our bond portfolio, we maintain a well-diversified group of 112 equity securities. During 2003, the total return on our equity portfolio on a mark-to-market basis was 25.0%.

Financing Activities

In addition to the previously discussed operating and investing activities, we also engage in financing activities to manage our capital structure. The following table highlights some of the major sources and uses of cash flow from financing activities:

Sources	Uses
Proceeds from stock offerings	Shareholder dividends
Proceeds from debt offerings	Debt repayment
Short-term borrowing	Share buy-backs
Treasury shares issued	Treasury shares purchased
Shares issued under stock option plans

Our capital structure is comprised of equity and debt out-standing. As of December 31, 2003, our capital structure consisted of $100.0 million in 10-year maturity senior notes (long-term debt), $47.6 million in reverse repurchase debt agreements (short-term debt), and $554.1 million of shareholders’ equity. Debt outstanding comprised 21% of total capital as of December 31, 2003.

On December 12, 2003, we completed a public debt offering, issuing $100 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95%. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. Of the proceeds, $50.0 million was contributed to our insurance subsidiaries to increase their statutory surplus with the balance retained at the holding company.

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

Our 110th consecutive dividend payment was declared in the fourth quarter of 2003 and paid on January 15, 2004, in the amount of $0.11 per share. Our 111th consecutive dividend payment was declared in the first quarter of 2004 and is payable on April 15, 2004, in the amount of $0.11 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year. In its annual “Handbook of Dividend Achievers,” Mergent FIS (formerly a division of Moody’s) ranked us 186th of more than 11,000 U.S. public companies in dividend growth over the last decade.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authority of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10% of RLI Insurance Company’s policyholder surplus as of December 31 of the preceding year or its net income for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 2004 without prior approval is $54.7 million. The actual amount paid in 2003 was $5.5 million.

In July 1997, we implemented a 4.5 million-share common stock repurchase program. In early 2001, we repurchased 5,544 shares at a total cost of $122,895. Although 560,000 shares remained authorized for repurchase at year-end 2003, we are not currently pursuing any share repurchases.

Outlook for 2004

The insurance marketplace is expected to support continued growth in 2004 although opinions vary greatly as to the degree. There is consensus that any growth will continue to slow, compared to the last two years. It is also generally predicted that combined ratios will decline absent any specific occurrences of catastrophes. This bodes well for us, as we have consistently exceeded industry profitability measures over the years. As always, we will work hard to secure favorable reinsurance coverages, leverage our underwriting expertise and exploit any opportunities that complement our collection of products and services. We are attentive to the cyclical nature of this industry and will look beyond 2004 to position ourselves for inevitable changes in the market. Specific details regarding events in our business segments follow.

Casualty

The 2004 blueprint for our casualty segment is no different than in recent years. Continued growth is expected in varying degrees across all active product lines, supported by continued, if somewhat reduced, rate improvements. This segment’s combined ratio is expected to remain below 100 as a result of writing quality business at superior prices.

Property

Despite an increasingly competitive environment, we believe growth in premiums may be achieved in our property book. While our earthquake business production is subject to more constraints related to our overall exposure to loss, there is still room to grow in the commercial fire and construction lines. The trend in our property loss ratio over the last two years has been outstanding, and it would be imprudent to project significant improvement in that area. However, absent any major catastrophic events, this segment is expected to continue to realize substantial profit margins.

Surety

Premium production in this segment is projected to be flat for all product lines except our miscellaneous business, where modest growth is projected. The profitability picture did improve in 2003, but not to a satisfactory level. We believe the necessary changes have been made to set this segment on the path to improvements in 2004.

Accounting Standards

In March 2001, the FASB adopted the guidance set forth in Derivatives Implementation Group (DIG) Issue A17, “Contracts That Provide for Net Share Settlement.” Based on this guidance, we determined that stock warrants received in conjunction with the purchase of a note receivable qualify as derivatives under SFAS 133. Therefore, in accordance with the transition provisions of SFAS 133, we accounted for these warrants as derivatives effective April 1, 2001. The warrants were marked to fair value, as of April 1, 2001, with a cumulative effect adjustment of $800,415, net of tax. The change in fair value of this instrument from April 1 to December 31, 2001 totaled $1.6 million and was recorded through the statement of earnings as net investment income. During 2002 and 2003, we recorded $1.8 million and $1.7 million, respectively, in net investment income to recognize the current period change in the fair value of these stock warrants.

In July 2001, the FASB issued SFAS 141 “Business Combinations,” effective for all business combinations initiated after June 30, 2001, and SFAS 142 “Accounting for Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. We adopted the provisions of these statements. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and indefinite lived intangible assets will remain on the balance sheet and not be amortized. Intangible assets with a definite life will continue to be amortized over their estimated useful lives. SFAS 142 establishes a new method of testing goodwill for impairment. On an annual basis, and when there is reason to suspect that their values may have been diminished or impaired, these assets must be tested for impairment. The amount of goodwill determined to be impaired will be expensed to current operations. A reconciliation of the pro forma effects of eliminating the amortization of goodwill for the year ended December 31, 2001 can be found in note 1 to our audited consolidated financial statements.

In August 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations,” which becomes effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

In October 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and the accounting and reporting provisions of APB 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for the disposal of a segment of a business. SFAS 144 retains many of the fundamental provisions of SFAS 121, but resolves certain implementation issues associated with that statement. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement 13, Technical Corrections.” This statement rescinds FASB Statements 4, 44, and 64, amends FASB Statement 13, and makes certain technical corrections. The rescission of Statements 4 and 64 affects income statement classification of gains and losses from extinguishment of debt. SFAS 145 is effective for financial statements issued on or after May 15, 2002.

In April 2002, the FASB issued SFAS 146, “Accounting For Costs Associated With Exit or Disposal Activities.” This statement nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under SFAS 146, a commitment to an exit or disposal plan no longer will be a sufficient basis for recording a liability for those activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 15, 2002.

The provisions of SFAS 143, 144, 145 and 146 have not had a material impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees.” FIN 45 requires that disclosures be made by a guarantor in its interim and annual financial statements about its obligation under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not apply to certain guarantee contracts such as those issued by insurance and reinsurance companies and accounted for under accounting principles for those companies. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. Recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We are not currently in any such transactions subject to FIN 45.

In December 2002, the FASB published SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” and provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Because we have not elected to adopt the fair-value-based method of accounting for stock compensation, the transitional provisions of this statement did not impact us. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation, including disclosures in interim financial statements. The transition guidance and annual disclosure provisions of SFAS 148 were effective for fiscal years ending after December 15, 2002. The disclosure provisions became effective for annual reporting in 2002 and interim reporting in 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires that companies absorbing the majority of another entity’s expected losses, receiving a majority of its expected residual returns, or both, as a result of holding variable interests that are ownership, contractual, or other economic interests, consolidate that entity (variable interest entity (VIE)). Companies meeting this definition are considered primary beneficiaries. The consolidation requirements apply to all VIEs created after January 31, 2003. For pre-existing VIEs, if it is reasonably possible that a company will have a significant variable interest in a VIE on the date FIN 46’s requirements become effective, the company must disclose the nature, purpose, size and activities of the VIE as well as the company’s maximum exposure to loss resulting from the VIE in all financial statements issued after January 31, 2003. This disclosure is required even if the company would not become the primary beneficiary. We are not currently involved in any transactions subject to this guidance.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 was designed to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. With some exception, this statement is effective on a prospective basis for contracts entered into or modified after June 30, 2003.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for the classification in the statement of financial position of certain financial instruments that have characteristics of both liabilities and equity but may have previously been presented either entirely as equity or between the liabilities section and the equity section of the statement of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. It is to be implemented by reporting a cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption.

The provisions of SFAS 149 and 150 are not anticipated to have a material impact on our consolidated financial statements.

State and Federal Legislation

As an insurance holding company, we, as well as our insurance subsidiaries are subject to regulation by the states in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer’s state of domicile requires periodic reporting to the state regulatory authority of the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must have fair and reasonable terms, and the insurer’s policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance company subsidiaries of the holding company system.

The insurance holding company laws also require that ordinary dividends be reported to the insurer’s domiciliary regulator prior to payment of the dividend and that extraordinary dividends may not be paid without such regulator’s prior approval. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 100% of the insurer’s statutory net income for the most recent calendar year, or 10% of its statutory policyholders’ surplus as of the preceding year end. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. “Control” is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries’ states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

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

The quarterly and annual financial reports to the states utilize statutory accounting principles that are different from GAAP, which show the business as a going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a solvency concept. The NAIC recently developed a codified version of these statutory accounting principles, designed to foster more consistency among the states for accounting guidelines and reporting. The industry adopted this codified standard beginning January 1, 2001. This adoption required our insurance company subsidiaries to recognize a cumulative effect adjustment to statutory surplus for the difference between the amount of surplus at the beginning of the year and the amount of surplus that would have been reported at that date if the new codified standard had been applied retroactively for all prior periods.

This cumulative effect adjustment decreased consolidated statutory surplus by $23.9 million as of January 1, 2001, primarily due to the recognition of deferred tax liabilities. This statutory adjustment had no impact on our GAAP financial statements as presented in this report.

Under state insurance laws, our insurance company subsidiaries cannot treat reinsurance ceded to an unlicensed or non-accredited reinsurer as an asset or as a deduction from its liabilities in their statutory financial statements, except to the extent that the reinsurer has provided collateral security in an approved form, such as a letter of credit. As of December 31, 2003, $689,000 of our reinsurance recoverables were due from unlicensed or non-accredited reinsurers that had not provided us with approved collateral.

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

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by the policyholders of insurance companies that become insolvent. Depending upon state law, licensed insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. These assessments may increase or decrease in the future, depending upon the rate of insolvencies of insurance companies. In some states, these assessments may be wholly or partially recovered through policy fees paid by insureds.

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

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 became law. The act provides for a federal backstop for terrorism losses as defined by the act and certified by the Secretary of the Treasury in concurrence with the Secretary of State and the U.S. Attorney General. The immediate effect, as regards state regulation, was to nullify terrorism exclusions to the extent they exclude losses that would otherwise be covered under the act. The act further states that rates and forms for terrorism risk insurance covered by the act are not subject to prior approval or a waiting period under any applicable state law. Rates and forms of terrorism exclusions and endorsements are subject to subsequent review. We continue to monitor state regulations regarding the use of terrorism exclusions, particularly with respect to the applicability of the standard fire policy. We are in compliance with the requirements of TRIA and have made terrorism coverage available to policyholders. Given the challenges associated with attempting to assess the potentiality of future acts of terror exposures and assign an appropriate price to the risk, we have taken a conservative underwriting position on most of our products.

Mold Contamination

The property-casualty insurance industry experienced an increase in claim activity in the last few years pertaining to mold contamination. Significant plaintiffs’ verdicts and increased media attention to the subject have caused insurers to develop and/or refine relevant insurance policy language that excludes mold coverage. The insurance industry foresees increased state legislative activity pertaining to mold contamination in 2004. We will closely monitor litigation trends in 2004, and continue to review relevant insurance policy exclusion language. There were few insurance laws or regulations enacted in 2003 regarding mold coverages. The regulatory emphasis appears to focus on personal lines rather than commercial lines. We have had an immaterial impact from mold claims and attach a mold exclusion to policies where applicable.

Privacy

As mandated by the federal Gramm-Leach-Bliley Act, enacted in 1999, the individual states continue to promulgate and refine regulations that require financial institutions, including insurance licensees, to take certain steps to protect the privacy of certain consumer and customer information relating to products or services primarily for personal, family or household purposes. A recent NAIC initiative that impacted the insurance industry in 2001 was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safe-guarding of customer information. Our insurance subsidiaries have implemented procedures to comply with the Gramm-Leach-Bliley related privacy requirements. During 2003, states continued to pass legislation on privacy notice measurements and sharing information between affiliates. We continue to monitor our procedures for compliance.

Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. We are monitoring the following initiatives.

OFAC

The Treasury Department’s Office of Foreign Asset Control (“OFAC”) maintains a list of “Specifically Designated Nationals and Blocked Persons” (the “SDN List”). The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations and/or drug traffickers. OFAC’s regulations prohibit insurers, among others, from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers’ responsibilities with respect to the SDN List has increased significantly since September 11. Our insurance subsidiaries have implemented procedures to comply with OFAC’s SDN List regulations.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, enacted on July 30, 2002, presents a significant expansion of securities law regulation of corporate governance, accounting practices, reporting and disclosure that affects publicly traded companies. The act, in part, sets forth requirements for certification by company CEOs and CFOs of certain reports filed with the SEC, disclosures pertaining to the adoption of a code of ethics applicable to certain management personnel, and safeguards against actions to fraudulently influence, manipulate or mislead independent public or certified accountants of the issuer’s financial statements. It also requires stronger guidance for development and evaluation of internal control procedures, as well as provisions pertaining to a company’s audit committee of the board of directors. We continue our efforts toward compliance with the act, particularly related to Section 404 dealing with our system of internal controls.

Asbestos Litigation Reform

The insurance industry is contemplating a proposal to fund its liabilities for asbestos exposure to provide for the exclusive remedy for all asbestos-related claims, pending and future. The proposal calls for funding over a 27-year period, based upon a company’s exposure to asbestos litigation. We continue to monitor our expected exposure and do not perceive a significant risk.

Class Action Reform

We are monitoring proposed legislation that would curtail forum shopping and allow defendants to move large national class action cases to federal courts. The legislation also includes provisions to protect consumer class members on matters such as non-cash settlements and written settlement information. We view this as favorable legislation to our company and the industry.

Health Insurance Portability and Accessibility Act

Regulations under the Health Insurance Portability and Accessibility Act of 1996 (HIPAA) were adopted on April 14, 2003 to protect the privacy of individual health information. While property/casualty insurers are not required to comply with the various administrative requirements of the act, the regulations have an impact on obtaining information within the context of claims information. We continue to monitor regulatory developments under HIPAA.

Federal Insurance Charter

The Senate Commerce Committee recently has held hearings on federal involvement in the regulation of the insurance industry. The hearings included a discussion of a proposed federal charter that would allow companies to operate under federal, rather than state, regulation. Any proposed legislation would have a significant impact on the insurance industry, and we continue to monitor all proposals.

Corporate Compliance

We have developed a code of conduct and compliance manual, which provides directors, officers and employees with guidance on complying with a variety of federal and state laws. Both documents may be found on the company’s website.

Licenses and Trademarks

RLI Insurance Company has a software license and services agreement with Risk Management Solutions, Inc. for the modeling of natural hazard catastrophes. The license is renewed on an annual basis. RLI Insurance Company has a perpetual license with AIG Technology Enterprises, Inc. for policy management, claims processing, premium accounting, file maintenance, financial/management reporting and statistical reporting. We also enter into other software licensing agreements in the ordinary course of business.

RLI Insurance Company obtained service mark registration of the letters “RLI” in 1998, as well as “eRLI” and “RLINK” in 2000, in the U.S. Patent and Trademark Office. Such registrations protect the marks nationwide from deceptively similar use. The duration of these registrations is 10 years unless renewed.

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

Consolidated Balance Sheets

The accompanying notes are an integral part of the consolidated financial statements.

	December 31,
(in thousands, except share data)	2003	2002
Assets
Investments:
Fixed maturities:
Available-for-sale, at fair value (amortized cost — $817,205 in 2003 and $466,479 in 2002)	$835,229	$484,819
Held-to-maturity, at amortized cost (fair value — $195,047 in 2003 and $249,768 in 2002)	180,700	231,781
Trading, at fair value (amortized cost — $7,946 in 2003 and $7,591 in 2002)	8,406	8,196
Equity securities available-for-sale, at fair value (cost — $144,550 in 2003 and $136,283 in 2002)	276,021	227,342
Short-term investments, at cost which approximates fair value	33,004	47,889
Total investments	1,333,360	1,000,027
Cash	—	—
Accrued investment income	12,915	9,454
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $ 11,220 in 2003 and $10,930 in 2002	152,860	122,258
Ceded unearned premiums	101,748	95,406
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $13,569 in 2003 and $10,508 in 2002	372,048	340,886
Deferred policy acquisition costs, net	63,737	60,102
Property and equipment, at cost, net of accumulated depreciation of $34,647 in 2003 and $31,786 in 2002	18,616	17,757
Investment in unconsolidated investee	30,683	25,261
Goodwill, net of accumulated amortization of $4,700 in 2003 and 2002	26,214	27,882
Other assets	22,183	20,294
Total assets	$2,134,364	$1,719,327
Liabilities and shareholders’ equity
Liabilities:
Unpaid losses and settlement expenses	$903,441	$732,838
Unearned premiums	367,642	350,803
Reinsurance balances payable	92,382	78,231
Notes payable, short-term debt	47,560	54,356
Income taxes — current	7,152	1,787
Income taxes — deferred	38,818	26,022
Bonds payable, long-term debt	100,000	—
Other liabilities	23,235	18,735
Total liabilities	1,580,230	1,262,772
Shareholders’ equity:
Common stock ($1 par value, authorized 50,000,000 shares, issued 30,957,837 shares in 2003 and 30,472,864 shares in 2002)	30,958	30,473
Paid-in capital	179,684	170,205
Accumulated other comprehensive earnings net of tax	97,699	71,297
Retained earnings	326,808	265,573
Deferred compensation	6,069	5,531
Treasury stock, at cost (5,792,487 shares in 2003 and 5,791,689 shares in 2002)	(87,084)	(86,524)
Total shareholders’ equity	554,134	456,555
Total liabilities and shareholders’ equity	$2,134,364	$1,719,327

Consolidated Statements of Earnings and Comprehensive Earnings

The accompanying notes are an integral part of the consolidated financial statements.

	Years ended December 31,
(in thousands, except per share data)	2003	2002	2001
Net premiums earned	$463,597	$348,065	$273,008
Net investment income	44,151	37,640	32,178
Net realized investment gains (losses)	12,138	(3,552)	4,168
Consolidated revenue	519,886	382,153	309,354
Losses and settlement expenses	278,990	203,122	155,876
Policy acquisition costs	119,281	105,543	90,904
Insurance operating expenses	27,989	23,792	18,554
Interest expense on debt	1,010	1,860	3,211
General corporate expenses	3,886	3,505	2,636
Total expenses	431,156	337,822	271,181
Equity in earnings of unconsolidated investee	5,548	4,397	2,845
Earnings before income taxes and cumulative effect	94,278	48,728	41,018
Income tax expense (benefit):
Current	23,760	18,494	7,728
Deferred	(773)	(5,618)	3,043
Income tax expense	22,987	12,876	10,771
Earnings before cumulative effect	71,291	35,852	30,247
Cumulative effect of initial application of SFAS 133	—	—	800
Net earnings	$71,291	$35,852	$31,047
Other comprehensive earnings (loss), net of tax
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$31,793	$(24,538)	$(17,207)
Less: Reclassification adjustment for gains (losses) included in net earnings	(5,391)	2,359	(2,467)
Other comprehensive earnings (loss)	26,402	(22,179)	(19,674)
Comprehensive earnings	$97,693	$13,673	$11,373
Earnings per share:
Basic
Earnings per share before cumulative effect	$2.84	$1.80	$1.54
Cumulative effect of SFAS 133 adoption	—	—	0.04
Net earnings per share	$2.84	$1.80	$1.58
Comprehensive earnings per share	$3.89	$0.69	$0.58
Diluted
Earnings per share before cumulative effect	$2.76	$1.75	$1.51
Cumulative effect of SFAS 133 adoption	—	—	0.04
Net earnings per share	$2.76	$1.75	$1.55
Comprehensive earnings per share	$3.78	$0.67	$0.57
Weighted average number of common shares outstanding:
Basic	25,120	19,937	19,630
Diluted	25,846	20,512	20,004

Consolidated Statements of Shareholders’ Equity

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except per share data)	Total Shareholders’ Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Treasury Stock at Cost
Balance, January 1, 2001	$326,654	$12,806	$69,942	$113,150	$212,159	$5,389	$(86,792)
Net earnings	31,047				31,047
Other comprehensive loss, net of tax	(19,674)			(19,674)
Treasury shares reissued (194,250 shares)	4,343		3,869				474
Treasury shares purchased (5,544 shares)	(123)						(123)
Adjustment to accounting for deferred compensation plans	—					651	(651)
Shares issued from exercise of stock options	335	15	320
Other capital items, including CatEPuts amortization	(950)		(950)
Dividends declared ($.32 per share)	(6,200)				(6,200)
Balance, December 31, 2001	$335,432	$12,821	$73,181	$93,476	$237,006	$6,040	$(87,092)
Net earnings	35,852				35,852
Other comprehensive loss, net of tax	(22,179)			(22,179)
2-for-1 stock split	—	12,835	(12,835)
Shares issued from public offering, less costs	114,620	4,800	109,820
Treasury shares reissued (24,573 shares)	634		575				59
Adjustment to accounting for deferred compensation plans	—					(509)	509
Shares issued from exercise of stock options	431	17	414
Other capital items, including CatEPuts amortization	(950)		(950)
Dividends declared ($.35 per share)	(7,285)				(7,285)
Balance, December 31, 2002	$456,555	$30,473	$170,205	$71,297	$265,573	$5,531	$(86,524)
Net earnings	71,291				71,291
Other comprehensive earnings, net of tax	26,402			26,402
Shares issued from public offering, less costs	10,048	420	9,628
Treasury shares purchased (798 shares)	(22)						(22)
Adjustment to accounting for deferred compensation plans	—					538	(538)
Shares issued from exercise of stock options	708	65	643
Other capital items, including CatEPuts amortization	(792)		(792)
Dividends declared ($.40 per share)	(10,056)				(10,056)
Balance, December 31, 2003	$554,134	$30,958	$179,684	$97,699	$326,808	$6,069	$(87,084)

Consolidated Statements of Cash Flows

The accompanying notes are an integral part of the consolidated financial statements.

		Years ended December 31,
(in thousands)		2003	2002	2001
Cash flows from operating activities
Net earnings		$71,291	$35,852	$31,047
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net realized investment gains (losses)		(12,138)	3,552	(4,168)
Depreciation		3,234	3,546	3,277
Other items, net		164	(884)	(6,164)
Change in:	Accrued investment income	(5,209)	(3,392)	(2,894)
	Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	(30,602)	(17,090)	(10,407)
	Reinsurance balances payable	14,151	19,793	7,271
	Ceded unearned premium	(6,342)	(28,780)	(2,442)
	Reinsurance balances recoverable on unpaid losses	(31,162)	(63,631)	(37,559)
	Deferred policy acquisition costs	(3,635)	(7,230)	(9,585)
	Accounts payable and accrued expenses	5,107	6,801	(2,475)
	Unpaid losses and settlement expenses	170,603	128,333	64,755
	Unearned premiums	16,839	94,353	44,648
Income taxes:	Current	5,365	1,102	1,469
	Deferred	(773)	(5,618)	3,043
Changes in investment in unconsolidated investee: Undistributed earnings		(5,548)	(4,397)	(2,845)
Net proceeds from trading portfolio activity		(326)	(339)	903
Net cash provided by operating activities		$191,019	$161,971	$77,874
Cash flows from investing activities
Purchase of:	Fixed maturities, held-to-maturity	$(3,002)	$(7,568)	$(9,288)
	Fixed maturities, available-for-sale	(508,785)	(354,137)	(147,868)
	Equity securities, available-for-sale	(31,505)	(47,867)	(30,536)
	Short-term investments, net	—	—	(10,964)
	Property and equipment	(4,403)	(3,397)	(8,403)
	Note receivable	—	—	(6,000)
Proceeds from sale of:	Fixed maturities, held-to-maturity	6,340	—	—
	Fixed maturities, available-for-sale	116,047	57,085	37,577
	Equity securities, available-for-sale	31,907	46,008	32,995
	Short-term investments, net	13,816	1,305	—
	Property and equipment	311	533	495
	Insurance shell (UIH)	5,100	—	—
Proceeds from call or maturity of:	Fixed maturities, held-to-maturity	48,079	38,657	42,506
	Fixed maturities, available-for-sale	40,684	19,758	18,165
	Note receivable	1,500	1,500	6,500
Net cash used in investing activities		$(283,911)	$(248,123)	$(74,821)
Cash flows from financing activities
Proceeds from stock offering		$10,048	$114,620	$—
Proceeds from issuance of long-term debt — bonds		98,463	—	—
Proceeds from issuance of short-term debt		1,185	11,380	10,855
Payment on short-term debt		(7,981)	(34,263)	(12,379)
Shares issued under stock option plan		708	431	335
Treasury shares purchased		(22)	—	(123)
Treasury shares reissued		—	634	4,343
Cash dividends paid		(9,509)	(6,650)	(6,084)
Net cash provided by (used in) financing activities		$92,892	$86,152	$(3,053)
Net decrease in cash		—	—	—
Cash at beginning of year		—	—	—
Cash at end of year		$—	$—	$—

Notes to Consolidated Financial Statements

1.                                      Summary of Significant Accounting Policies

A. Description of business: We are a holding company that, through our subsidiaries, underwrites selected property and casualty insurance products.

We conduct operations principally through three insurance companies. RLI Insurance Company (RLI), our principal subsidiary, writes multiple lines insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. RLI Indemnity Company (RIC, formerly known as Planet Indemnity Company), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines insurance on an admitted basis in 48 states and the District of Columbia.

B. Principles of consolidation and basis of presentation: The accompanying consolidated financial statements were prepared in conformity with GAAP (accounting principles generally accepted in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years’ financial statements to conform with the classifications used in 2003.

C. Investments: In compliance with Statement of Financial Accounting Standards (SFAS) 115, “Accounting for Certain Investments in Debt and Equity Securities,” we classify our investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: available-for-sale, held-to-maturity or trading.

Available-For-Sale Securities — Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. All of our equity securities and approximately 82% of debt securities are classified as available-for-sale.

Held-to-Maturity Securities — Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. We have classified approximately 17% of our debt securities portfolio as held-to-maturity.

Trading Securities — Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. We have classified approximately 1% of our debt securities portfolio as trading.

For the years ended December 31, 2003, 2002 and 2001, no securities were transferred from held-to-maturity to available-for-sale or trading.

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

Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective interest method. Dividends on equity securities are credited to earnings on the ex-dividend date.

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

In March 2001, the FASB adopted the guidance set forth in Derivatives Implementation Group (DIG) Issue A17, “Contracts That Provide for Net Share Settlement.” Based on this guidance, we determined that stock warrants received in conjunction with the purchase of a note receivable qualified as derivatives under SFAS 133. Therefore, in accordance with the transition provisions of SFAS 133, we accounted for these warrants as derivatives effective April 1, 2001.

As no hedging relationship exists with respect to these instruments, they were marked to fair value with a cumulative-effect adjustment to net income as of April 1, 2001. This adjustment totaled $800,415, net of tax. As detailed in note 2, the change in fair value of this instrument from April 1 to December 31, 2001, totaled $1.6 million, and was recorded as net investment income.

During 2003 and 2002, we recorded $1.7 million and $1.8 million, respectively, in net investment income to recognize the current period change in the fair value of these stock warrants.

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

E. Unpaid losses and settlement expenses: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on us. Based on the current assumptions used in calculating reserves, management believes that our overall reserve levels at December 31, 2003, are adequate to meet our future obligations.

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

I. Intangible assets: In July 2001, the FASB issued SFAS 141 “Business Combinations,” effective for all business combinations initiated after June 30, 2001, and SFAS 142 “Accounting for Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and indefinite-lived intangible assets will remain on the balance sheet and not be amortized. Intangible assets with a definite life will continue to be amortized over their estimated useful lives. SFAS 142 establishes a new method of testing goodwill for impairment. These assets must be tested for impairment on an annual basis or when there is reason to suspect that their values may have been diminished or impaired. The amount of goodwill determined to be impaired will be expensed to current operations. Prior to the adoption of SFAS 141 and 142, goodwill was amortized on a straight-line basis for financial statement purposes over periods ranging from 10 to 20 years. Periodic reviews of the recoverability of goodwill were performed by assessing undiscounted cash flows of future operations.

Goodwill and indefinite-lived intangible assets relating to our surety segment are listed separately on the balance sheet, and totaled $26.2 million at December 31, 2003, compared to $27.9 million at December 31, 2002.  In conjunction with the sale of an insurance company shell in July 2003, we recorded a $1.7 million reduction to indefinite-lived intangible assets, which represented the unamortized value of insurance licenses sold during this transaction. Through impairment testing performed during 2003 pursuant to the requirements of SFAS 142, these assets do not appear to be impaired.

Definite-lived intangible assets that continue to be amortized under SFAS 142 relate to our purchase of customer-related and marketing-related intangibles. These intangibles have useful lives ranging from five to 10 years. Amortization of intangible assets was $670,000 for 2003, compared to $478,000 in 2002 and $2.1 million in 2001. The decrease is the result of no longer amortizing goodwill, subsequent to the adoption of SFAS 142. Amortization expense on the intangible assets will be approximately $650,000 for each of the next five years. At December 31, 2003, net intangible assets totaled $2.3 million, net of $3.4 million of accumulated amortization, and are included in other assets.  At December 31, 2002, net intangible assets totaled $3.4 million, net of $2.7 million of accumulated amortization. Definite-lived intangibles are subject to review for impairment pursuant to the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires, among other things, that we review our long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Of our $2.3 million net definite-lived intangible asset, $831,000 relates to the contract surety book. Given the difficulties experienced in the contract surety book, we believed a review of this intangible asset was warranted during the second quarter of 2003. In accordance with SFAS 144, this asset was tested for impairment by comparing the asset’s projected undiscounted cash flows to its carrying value. Results of this test indicated projected undiscounted cash flows in excess of the current carrying value. As a result, no impairment was indicated. We will continue to monitor the recoverability of this definite-lived intangible asset.

Below is a calculation of the pro forma effects of eliminating the amortization of goodwill for the year ended December 31, 2001.

	For the 12-Month Period Ended December 31,
(in thousands, except per share data)	2003	2002	2001
Net income, as originally reported	$71,291	$35,852	$31,047
Add back: goodwill amortization	—	—	1,691
Adjusted net income	$71,291	$35,852	$32,738
Basic earnings per share:
As originally reported	$2.84	$1.80	$1.58
Add back: goodwill amortization	—	—	0.09
As adjusted	$2.84	$1.80	$1.67
Diluted earnings per share:
As originally reported	$2.76	$1.75	$1.55
Add back: goodwill amortization	—	—	0.08
As adjusted	$2.76	$1.75	$1.63

J. Investment in unconsolidated investee: We maintain a 42% interest in the earnings of Maui Jim, Inc., primarily a manu-facturer of high-quality polarized sunglasses, which is accounted for by the equity method. Maui Jim’s chief executive officer owns the majority of the remaining outstanding shares of Maui Jim, Inc. Our investment in Maui Jim, Inc. was $30.7 million in 2003 and $25.3 million in 2002. In 2003, we recorded $5.5 million in investee earnings compared to $4.4  million in 2002 and $2.8 million in 2001. Summarized financial information for Maui Jim, Inc. for 2003 is as follows: current assets $50.9 million, total assets $80.6 million, current liabilities $21.0 million, total liabilities $27.3 million, and total equity of $53.3 million. For 2002, these same captions were as follows: current assets $46.8 million, total assets $62.9 million, current liabilities $17.3 million, total liabilities $24.1 million, and total equity of $38.8 million. Maui Jim, Inc. recorded net income from operations of $14.0 million for 2003, $9.8 million for 2002, and $6.8 million for 2001. Approximately $18.6 million of undistributed earnings from Maui Jim, Inc. are included in our retained earnings as of December 31. 2003.

K. Income taxes: We file a consolidated income tax return. Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of ‘‘temporary differences’’ by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses, and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in   income in the period that includes the enactment date.

L. Earnings per share: Pursuant to disclosure requirements contained in SFAS 128, “Earnings per Share,” the following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the financial statements.

(in thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2003
Basic EPS
Income available to common shareholders	$71,291	25,120	$2.84
Stock options	—	726
Diluted EPS
Income available to common shareholders and assumed conversions	$71,291	25,846	$2.76
For the year ended December 31, 2002
Basic EPS
Income available to common shareholders	$35,852	19,937	$1.80
Stock options	—	575
Diluted EPS
Income available to common shareholders and assumed conversions	$35,852	20,512	$1.75
For the year ended December 31, 2001
Basic EPS
Income available to common shareholders	$31,047	19,630	$1.58
Stock options	—	374
Diluted EPS
Income available to common shareholders and assumed conversions	$31,047	20,004	$1.55

M. Comprehensive earnings: The difference between reporting our net and comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax. Traditional reporting of net earnings directly credits or charges shareholders’ equity with unrealized gains/losses, rather than including them in earnings. In reporting the components of comprehensive earnings on a net basis in the income statement, we have used a 35% tax rate. Other comprehensive income (loss), as shown, is net of tax expense (benefit) of $14.2 million, ($11.9 million), and ($10.6 million), respectively, for 2003, 2002 and 2001.

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

Had compensation cost for the plan been determined consistent with SFAS 123, “Accounting for Stock-Based Compensation,” our net income and earnings per share would have been reduced to the following pro forma amounts:

	Year ended December 31
(in thousands, except per share data)	2003	2002	2001
Net income, as reported	$71,291	$35,852	$31,047
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Deduct: total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,679)	(1,513)	(1,272)
Pro forma net income	$69,612	$34,339	$29,775
Earnings per share:
Basic—as reported	$2.84	$1.80	$1.58
Basic—pro forma	$2.77	$1.72	$1.52
Diluted—as reported	$2.76	$1.75	$1.55
Diluted—pro forma	$2.69	$1.67	$1.49

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

Catastrophe Exposures

Our past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods and windstorms are covered by certain of our property policies. We have a concentration of such coverages in California (42% of gross property premiums written during 2003). Using computer-assisted modeling techniques, we monitor and manage our exposure to catastrophic events. Additionally, we further limit our risk to such catastrophes through the purchase of reinsurance. In 2003 and 2002, our property underwriting was supported by $250.0 million in traditional catastrophe reinsurance protection, subject to certain retentions by us. The $50.0 million catastrophe reinsurance and loss financing program with Zurich Insurance Company was allowed to expire at November 1, 2003, and was replaced by $50.0 million of traditional catastrophe reinsurance attaching excess of $250 million.  At January 1, 2004, we modified our retention under a California earthquake event by increasing our retention by $7.5 million, while purchasing an additional $35.0 million catastrophe reinsurance protection. This change was accomplished for approximately the same reinsurance cost.

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

We have made loss and settlement expense payments on environmental liability claims and have loss and settlement expense reserves for others. We include this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses as well as related incurred but not reported (IBNR) loss and settlement expense reserves.

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

Financial Statements

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. See note 10 for a discussion of a significant policy-related contingency. Actual results could differ from those estimates. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Management continually updates its estimates as additional data becomes available and adjusts the financial statements as deemed necessary. Other estimates such as investment valuation, the collectibility of reinsurance balances, recoverability of deferred tax assets and deferred policy acquisition costs are regularly monitored, evaluated and adjusted. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on management’s expectations of future events.

External Factors

Our insurance subsidiaries are highly regulated by the states in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various products. We are also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. We generally accrue an assessment during the period in which it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated. In 2001, we received notification of the insolvency of Reliance Insurance Company. As a result, we recorded a charge to earnings of $1.7 million for anticipated guarantee fund assessments. In 2002, we recorded $600,000 of additional assessments related to Reliance as more information was made available by the various states. In 2003, we did not incur any material assessments.

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

Q. Other matters: On July 1, 2003, we sold an insurance company shell, Lexon Holding Company (formerly known as UIH, Inc.), and its insurance subsidiary, Lexon Insurance Company (formerly known as Underwriters Indemnity Company, or UIC), to a group of private investors.  As part of the sale, we retained the right to use the Underwriters Indemnity name.  This transaction, which was recognized in the third quarter, resulted in an after-tax gain of $6.9 million, $0.27 per diluted share. This gain relates to the value of licenses sold and certain tax benefits associated with a tax loss on the sale of this shell.

Additionally, we recorded a $1.7 million reduction to indefinite-lived intangible assets, which represented the unamortized value of insurance licenses sold during this transaction.

In conjunction with the sale of the shell, in-force business was assumed by one of our other insurance subsidiaries, RLI Insurance Company.  The sale of this shell will have no material impact on our ongoing insurance operations.

2. Investments

A summary of net investment income is as follows:

Investment Income (in thousands)	2003	2002	2001
Interest on fixed maturities	$38,701	$30,908	$25,773
Dividends on equity securities	7,316	7,261	6,965
Appreciation in private equity warrants (SFAS 133)	1,748	1,808	1,607
Interest on short-term investments	691	1,052	1,785
Gross investment income	48,456	41,029	36,130
Less investment expenses	(4,305)	3,389	3,952
Net investment income	$44,151	$37,640	$32,178

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

Realized/unrealized gains (in thousands)	2003	2002	2001
Net realized investment gains (losses)
Fixed maturities
Available-for-sale	$1,372	$1,294	$1,837
Held-to-maturity	391	74	211
Trading	(107)	292	271
Equity securities	6,922	(4,923)	1,958
Sale of insurance shell (UIH, Inc.)	3,422	—	—
Other	138	(289)	(109)
	12,138	(3,552)	4,168
Net changes in unrealized gains(losses) on investments
Fixed maturities
Available-for-sale	(316)	14,932	595
Held-to-maturity	(3,640)	7,823	2,948
Equity securities	40,412	(49,023)	(30,863)
	36,456	(26,268)	(27,320)
Net realized investment gains and changes in unrealized gains (losses) on investments	$48,594	$(29,820)	$(23,152)

Following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/maturities:

(in thousands)		Proceeds From Sales	Gross Realized		Net Realized Gain (Loss)
			Gains	Losses
Sales
2003 —	Available-for-sale	$119,070	$1,796	$(513)	$1,283
	Held-to-maturity	6,340	273	(2)	271
	Trading	1,211	39	(1)	38
	Equities	31,907	9,419	(2,497)	6,922
2002 —	Available-for-sale	$51,531	$2,538	$(1,580)	$958
	Trading	1,071	32	(104)	(72)
	Equities	46,008	15,761	(20,684)	(4,923)
2001 —	Available-for-sale	$37,577	$1,520	$(13)	$1,507
	Trading	7,056	161	(9)	152
	Equities	24,962	6,945	(4,987)	1,958
Calls/Maturities
2003 —	Available-for-sale	$30,404	$89	$—	$89
	Held-to-maturity	47,080	121	(1)	120
	Trading	657	—	—	—
2002 —	Available-for-sale	$20,179	$337	$(1)	$336
	Held-to-maturity	34,280	76	(2)	74
	Trading	837	10	—	10
2001 —	Available-for-sale	$18,165	$331	$(1)	$330
	Held-to-maturity	42,506	214	(3)	211
	Trading	315	—	—	—

On July 1, 2003, we sold an insurance company shell that owned $6.3 million in bonds designated as held-to-maturity, generating a net realized gain. See note 1Q on page 49 for more information regarding this transaction.

The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 2003 and 2002:

(in thousands)	Amortized Cost	Estimated Fair Value	Gross Unrealized
			Gains	Losses
2003
Available-for-sale
U.S. government	$255,287	$257,695	$3,255	$(847)
Corporate	313,368	322,176	11,655	(2,847)
States, political subdivisions & revenues	248,550	255,358	7,008	(200)
Fixed maturities	817,205	835,229	21,918	(3,894)
Equity securities	144,550	276,021	131,542	(71)
Total available-for-sale	$961,755	$1,111,250	$153,460	$(3,965)
Held-to-maturity
U.S. government	$45,364	$49,775	$4,436	$(25)
States, political subdivisions & revenues	135,336	145,272	9,936	—
Total held-to-maturity	$180,700	$195,047	$14,372	$(25)
Trading
U.S. government	$3,669	$3,869	$212	$(12)
Corporate	4,177	4,426	253	(4)
States, political subdivisions & revenues	100	111	11	—
Total trading	$7,946	$8,406	$476	$(16)
Total	$1,150,401	$1,314,703	$168,308	$(4,006)
2002
Available-for-sale
U.S. government	$199,245	$204,851	$5,609	$(3)
Corporate	160,855	170,312	10,098	(641)
States, political subdivisions & revenues	106,379	109,656	3,345	(68)
Fixed maturities	466,479	484,819	19,052	(712)
Equity securities	136,283	227,342	92,397	(1,338)
Total available-for-sale	$602,762	$712,161	$111,449	$(2,050)
Held-to-maturity
U.S. government	$79,220	$86,252	$7,032	$—
States, political subdivisions & revenues	152,561	163,516	10,955	—
Total held-to-maturity	$231,781	$249,768	$17,987	$—
Trading
U.S. government	$3,757	$4,084	$327	$—
Corporate	3,734	4,000	266	—
States, political sub- divisions & revenues	100	112	12	—
Total trading	$7,591	$8,196	$605	$—
Total	$842,134	$970,125	$130,041	$(2,050)

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2003, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Estimated Fair Value
Available-for-sale
Due in one year or less	$2,307	$2,321
Due after one year through five years	228,451	231,759
Due after five years through 10 years	313,329	326,333
Due after 10 years	273,118	274,816
	$817,205	$835,229
Held-to-maturity
Due in one year or less	$10,784	$11,073
Due after one year through five years	69,923	75,085
Due after five years through 10 years	93,024	101,102
Due after 10 years	6,969	7,787
	$180,700	$195,047
Trading
Due in one year or less	$—	$—
Due after one year through five years	5,006	5,282
Due after five years through 10 years	2,472	2,643
Due after 10 years	468	481
	$7,946	$8,406
Total fixed-income
Due in one year or less	$13,091	$13,394
Due after one year through five years	303,380	312,126
Due after five years through 10 years	408,825	430,078
Due after 10 years	280,555	283,084
	$1,005,851	$1,038,682

Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.

At December 31, 2003, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $97.7 million. This amount was net of deferred taxes of $51.7 million. At December 31, 2002, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $71.3 million. This amount was net of deferred taxes of $38.1 million.

The following table is also used as part of our impairment analysis and illustrates the total value of securities that were in an unrealized loss position as of December 31, 2003. It segregates the securities based on type, noting the fair value, cost (or amortized cost), and unrealized loss on each category of investment as well as in total. The table further classifies the securities based on the length of time they have been in an unrealized loss position.

Investment Positions with Unrealized Losses Segmented by Type and

Period of Continuous Unrealized Loss at December 31, 2003

(in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government debt securities
Fair value	$95,539	$—	$95,539
Cost or amortized cost	96,455	—	96,455
Unrealized loss	$(915)	$—	$(915)
Corporate debt securities
Fair value	$86,653	$—	$86,653
Cost or amortized cost	89,502	—	89,502
Unrealized loss	$(2,850)	$—	$(2,850)
States, political subdivisions, revenues & debt securities
Fair value	$28,411	$—	$28,411
Cost or amortized cost	28,599	—	28,599
Unrealized loss	$(188)	$—	$(188
Subtotal, debt securities
Fair value	$210,603	$—	$210,603
Cost or amortized cost	214,556	—	214,556
Unrealized loss	$(3,953)	$—	$(3,953)
Common stock
Fair value	$1,576	$—	$1,576
Cost or amortized cost	1,647	—	1,647
Unrealized loss	$(71)	$—	$(71)
Total
Fair value	$212,179	$—	$212,179
Cost or amortized cost	216,203	—	216,203
Unrealized loss	$(4,024)	$—	$(4,024)

As of December 31, 2003 we were party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2002, fixed maturities with a fair value of $1.1 million were loaned. Agreements with custodian banks facilitating such lending generally require 102% of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to SFAS 140, an invested asset and a corresponding liability have been recognized for the cash collateral amount. To further minimize the credit risks related to this lending program, we monitor the financial condition of other parties to these agreements. As of December 31, 2003, no securities were on loan pursuant to security lending programs.

As required by law, certain fixed maturities and short-term investments amounting to $19.0 million at December 31, 2003, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities held in trust amounting to $8.4 million at December 31, 2003. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

3.   Policy Acquisition Costs

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2003	2002	2001
Deferred policy acquisition costs, beginning of year	$60,102	$52,872	$43,287
Deferred:
Direct commissions	114,864	117,056	88,577
Premium taxes	7,715	8,844	6,969
Other direct underwriting expenses	40,021	39,052	34,898
Ceding commissions	(41,394)	(53,364)	(29,434)
Net deferred	121,206	111,588	101,010
Amortized	117,571	104,358	91,425
Deferred policy acquisition costs, end of year	$63,737	$60,102	$52,872
Policy acquisition costs:
Amortized to expense	117,571	104,358	91,425
Period costs:
Ceding commission – contingent	(5,290)	(4,462)	(3,777)
Other	7,000	5,647	3,256
Total policy acquisition costs	$119,281	$105,543	$90,904

4.   Debt

As of December 31, 2003, total outstanding debt balances totaled $147.6 million, including $100 million of long-term notes and $47.6 million in short-term balances.

On December 12, 2003, we completed a public debt offering, issuing $100 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95%. The notes were issued at discount resulting in proceeds, net of discount and commission, of $98.9 million. The amount of the discount will be charged to income over the life of the debt on an effective-yield basis. Of the proceeds, $50.0 million was contributed to our insurance subsidiaries to increase their statutory surplus, with the balance retained at the holding company.

We continued the use of short-term credit facilities through reverse-repurchase transactions at the insurance subsidiaries. As of December 31, 2003 and 2002, $47.6 million and $47.9 million, respectively, remained outstanding under these reverse-repurchase agreements. The pool of securities underlying the reverse repurchase transactions consists of U.S. agency securities with a total carrying value at both December 31, 2002, and December 31, 2003, of $45.6 million. The use of such agreements remains an investment decision, as the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than is paid in interest expense. To the extent that such opportunity ceases to be available, it is anticipated that such agreements will be paid off via operating cash flow or the underlying available-for-sale bond collateral.

We maintain a $40.0 million revolving line of credit from two financial institutions. The facility has a three-year term that expires on March 31, 2005. At December 31, 2003, we had no outstanding indebtedness on this facility, compared to $6.5 million on December 31, 2002.

We incurred interest expense on debt at the following average interest rates for 2003, 2002, and 2001:

	2003	2002	2001
Line of credit	2.55%	2.83%	5.18%
Reverse repurchase agreements	1.39%	2.01%	4.42%
Total short-term debt	1.57%	2.34%	4.64%
Senior notes	6.02%	—	—
Total debt	1.76%	2.34%	4.64%

Interest paid on outstanding debt for 2003, 2002 and 2001 amounted to $0.9 million, $1.6 million and $3.8 million, respectively.

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

Through the purchase of reinsurance, we generally limit the loss on any individual risk to a maximum of $2.0 million. Additionally, through extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events (predominantly earthquakes).

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2003	2002	2001
Written
Direct	$734,098	$697,122	$506,502
Reinsurance assumed	8,379	10,331	5,483
Reinsurance ceded	(268,383)	(293,815)	(196,772)
Net	$474,094	$413,638	$315,213
Earned
Direct	$717,491	$604,760	$461,132
Reinsurance assumed	8,692	8,371	6,192
Reinsurance ceded	(262,586)	(265,066)	(194,316)
Net	$463,597	$348,065	$273,008
Losses and settlement expenses incurred
Direct	$456,150	$425,122	$319,201
Reinsurance assumed	7,281	(5,463)	14,255
Reinsurance ceded	(184,441)	(216,537)	(177,580)
Net	$278,990	$203,122	$155,876

At December 31, 2003, we had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settle-ment expenses totaling $448.6 million. Ninety-six percent of our reinsurance recoverables are rated “A-, Excellent” or better by A.M. Best. Included in this total were recoverables from American ReInsurance Company, General Cologne Re, Employers Reinsurance Corp., Lloyds of London, Liberty Mutual Insurance Company and Swiss Reinsurance that amounted to $98.1 million, $56.2 million, $43.3 million, $22.1 million, $21.8 million, and $20.1 million, respectively. These reinsurers are rated A++ or A+ “Superior” by A.M. Best Company, with the exception of Employers Reinsurance Corp. and Liberty Mutual Insurance Company, which are rated “A, Excellent” and Lloyds of London, which is rated “A-, Excellent.” All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 3% of shareholders’ equity.

6. Unpaid Losses and Settlement Expenses

The following table reconciles our liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 2003. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years’ estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).

(in thousands)	2003	2002	2001
Unpaid losses and LAE at beginning of year:
Gross	$732,838	$604,505	$539,750
Ceded	(340,886)	(277,255)	(239,696)
Net	$391,952	$327,250	$300,054
Increase (decrease) in incurred losses and LAE:
Current accident year	277,595	189,597	146,909
Prior accident years	1,395	13,525	8,967
Total incurred	$278,990	$203,122	$155,876
Loss and LAE payments for claims incurred:
Current accident year	(45,084)	(39,467)	(35,738)
Prior accident year	(94,465)	(98,953)	(92,788)
Total paid	$(139,549)	$(138,420)	$(128,526)
Insolvent reinsurer charge off	—	—	(242)
Loss reserves commuted	—	—	88
Net unpaid losses and LAE at end of year	$531,393	$391,952	$327,250
Unpaid losses and LAE at end of year:
Gross	903,441	732,838	604,505
Ceded	(372,048)	(340,886)	(277,255)
Net	$531,393	$391,952	$327,250

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

Reserve Development

(in thousands)	2003	2002	2001
Reserve development by segment
Casualty	$4,997	$3,892	$3,072
Property	(5,400)	3,732	3,074
Surety	1,798	5,901	2,821
Total	$1,395	$13,525	$8,967

A discussion of significant components of reserve development for the three most recent calendar years follows:

2003. During 2003, we experienced $1.4 million of adverse development. The surety segment experienced $1.8 million in adverse development. This comes from the contract bond business, which continued to experience losses beyond expectations. The full impact of the surety development was offset by favorable development experienced by the property lines of business. This favorable development results from losses that occurred during 2002. As these claims were investigated, the paid and case reserve posted have been less than the IBNR originally booked to accident year 2002. The casualty segment experienced adverse development, primarily from the allocation to accident year of adjusting and other expenses. These expenses were incurred during calendar year 2003 and cannot be assigned to a particular accident year due to the lack of affiliation with a specific claim, so we are required to allocate to accident year based on claim activity. Since most of the claim activity on casualty lines usually occurs well after the occurrence, much of the expenses incurred during 2003 were allocated to earlier accident years.

2002. During 2002, we experienced approximately $13.5 million of adverse development on prior loss and loss expense reserves. Of this, $5.6 million is attributable to the surety segment where economic factors continued to cause deterioration in the contract surety portion of this business; $2.6 million of development was attributable to a program business component of commercial automobile, which is now in runoff. The IBNR initially booked for this business, which represented a new class of business for us, turned out to be inadequate as the experience matured principally because of higher-than-anticipated claim frequency. An additional $1.3 million was attributable to reserve development on discontinued ocean marine exposure. The remaining amount was the aggregate of amounts from various discontinued classes of business.

2001. During 2001, we experienced $9.0 million of adverse development on loss reserves. Of this total, approximately $3.1 million of development occurred in the property segment. The higher-than-expected losses were caused by more claims of greater average cost than anticipated. They were mainly due to slower reporting of losses on international and certain other property lines written in 1999 and 2000. While we are a U.S. property/casualty insurer and do not maintain offices or staff outside of the U. S., we began to accept business on international property exposures in these years. Our typical international exposures represented larger and more complex risks, both in terms of physical sense and total exposed values, than our primary property book. Our direct exposure was usually a small portion of an excess layer.

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

The surety segment experienced $2.8 million in adverse development, primarily in the contract bond sector. Contract surety experienced losses beyond expectations, due in part to the economic slowdown over the prior year. Additionally, the casualty segment experienced $3.1 million in adverse development, principally in the commercial umbrella book. Growth in commercial long-haul transportation business written in 1999 and 2000 resulted in losses exceeding our traditional commercial umbrella experience. This effect was recognized in 2001, and we no longer write this class of business. Our commercial umbrella coverage provides liability coverage in excess of, and in addition to, primary liability policies. In 1998, we began writing commercial umbrella business through a new production facility that specialized in commercial long-haul transportation business. In general, the business produced by this facility was measurably less profitable than the business written previously. Before engaging this facility, we had materially less for-hire transportation exposure, including long-haul exposure. The increase in for-hire transportation business included more claims of greater average cost, which distorted historical development patterns. Due to the low frequency/high severity nature of commercial umbrella claims, incremental information provided by any subset of claims is not conclusive in itself. It is therefore difficult to react meaningfully to significant changes in experience, such as occurred in the 1999 and 2000 results on this product.

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

The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) as of December 31, 2003, 2002 and 2001:

	Inception-to-date December 31,
(in thousands)	2003	2002	2001
Loss and LAE payments for claims incurred
Gross	$36,219	$32,953	$26,120
Ceded	(22,582)	(20,212)	(15,006)
Net	$13,637	$12,741	$11,114
Unpaid losses and LAE at end of year
Gross	$32,810	$31,282	$26,540
Ceded	(24,452)	(21,444)	(15,465)
Net	$8,358	$9,838	$11,075

Our environmental exposure is limited, relative to that of other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem, and adopted the appropriate coverage exclusions. We had only $8.4 million of unpaid losses and loss adjustment expenses related to those exposures at year-end 2003. The ultimate liability for this exposure is difficult to assess because of the extensive and complicated litigation involved in the settlement of claims and evolving legislation on such issues as joint and several liability, retroactive liability and standards of cleanup. Additionally, we participate primarily in the excess layers of coverage, where accurate estimates of ultimate loss are more difficult to derive than for primary coverage.

7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2003	2002	2001
Deferred tax assets:
Tax discounting of claim reserves	$27,288	$24,088	$18,091
Unearned premium offset	17,950	17,874	13,291
Other	1,619	1,616	—
	46,857	43,578	31,382
Less valuation allowance	—	(300)	(300)
Total deferred tax assets	$46,857	$43,278	$31,082
Deferred tax liabilities:
Net unrealized appreciation of securities	$51,696	$38,083	$50,015
Deferred policy acquisition costs	22,308	21,036	18,507
Book/tax depreciation	1,900	2,137	1,436
Undistributed earnings of unconsolidated investee	6,879	4,981	3,452
Other	2,892	3,063	823
Total deferred tax liabilities	85,675	69,300	74,233
Net deferred tax liability	$(38,818)	$(26,022)	$(43,151)

Management believes that our deferred tax assets will be fully realized through deductions against future taxable income.

Income tax expense attributable to income from operations for the years ended December 31, 2003, 2002 and 2001, differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2003	2002	2001
Provision for income taxes at the statutory federal tax rates	$32,997	$17,055	$14,356
Increase (reduction) in taxes resulting from:
Dividends received deduction	(1,530)	(1,517)	(1,450)
ESOP dividends paid deduction	(302)	(311)	(282)
Tax-exempt interest income	(4,230)	(2,987)	(2,811)
Sale of insurance shell (UIH, Inc.)	(4,661)	—	—
Goodwill	—	—	524
Other items, net	713	636	434
	$22,987	$12,876	$10,771

We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 35%.

Net federal and state income taxes paid in 2003, 2002 and 2001 amounted to $18.4 million, $17.4 million and $6.7 million, respectively.

The Internal Revenue Service (IRS) has examined our income tax returns through the tax year ended December 31, 1994. Tax years 1995-1999 have closed since then and are not subject to review. The IRS is not currently examining any of our income tax returns.

8. Employee Benefits

Pension Plan

We maintain a noncontributory defined benefit pension plan covering substantially all employees meeting age and service requirements. The plan provides a benefit based on a participant’s service and the highest five consecutive years’ average compensation out of the last 10 years. Per the IRS, compensation for this calculation in 2001 was limited to $170,000. Beginning in 2002, the compensation limit was raised to $200,000, where it remains. In 2002, the plan was amended to reflect this increase on a prospective basis. We fund pension costs as accrued, except that in no case will we contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974. During 2003, 2002 and 2001, we made tax-deductible contributions totaling $850,000, $3.4 million, and $200,000, respectively, to adequately meet the funding requirements of the plan.

We have made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

Additionally, on December 31, 2003, the company’s pension plan was amended to freeze benefit accruals as of March 1, 2004. As a result, the company expensed the entire unrecognized service cost as of December 31, 2003. The plan was also closed to new participants after December 31, 2003. Participants’ benefits may increase in the future based on changes in their final average earnings. Future pay increases are indexed to a maximum of 5% annually. Increases in excess of 5% will not be reflected in the determination of participants’ final average earnings.

The financial status of the plan for each of the two years ended December 31 is illustrated in the following table:

	For the year ended December 31,
(in thousands)	2003	2002
Change in benefit obligation
Benefit obligation at January 1	$10,660	$8,793
Service cost	1,379	1,086
Interest cost	716	678
Plan amendments	—	153
Net actuarial loss/(gain)	1,731	646
Benefits paid	(1,918)	(695)
Benefit obligation at December 31	$12,568	$10,660
Change in plan assets
Fair value of plan assets at January 1	$8,731	$7,142
Actual return on plan assets	1,883	(1,143)
Employer contributions	850	3,427
Benefits paid	(1,918)	(695)
Fair value of plan assets at December 31	$9,546	$8,731
Funded status
Funded status	$(3,022)	$(1,929)
Unrecognized loss/(gain)	4,735	4,783
Unamortized prior service cost	—	231
Unrecognized transition obligation/(asset)	(6)	(39)
Net amount recognized	$1,707	$3,046
Net amount recognized in consolidated balance sheet
Prepaid benefit cost	$1,707	$3,046
Net amount recognized	$1,707	$3,046
Information for pension plans with accumulated benefit obligation in excess of plan assets
Projected benefit obligation	$12,568	$10,660
Accumulated benefit obligation	$9,465	$8,021
Fair value of plan assets	$9,546	$8,731

The components of benefit cost for each of the three years ended December 31 is illustrated in the following table:

	For the year ended December 31,
(in thousands)	2003	2002	2001
Service cost	$1,379	$1,086	$786
Interest cost	716	678	540
Expected (return) on assets	(695)	(707)	(718)
Amortization of prior service cost	36	36	18
Amortization of losses/(gains)	591	339	60
Amortization of transitional obligation/(asset)	(33)	(33)	(33)
Net periodic benefit cost	$1,994	$1,400	$653
FAS 88 events(1)	195	—	—
Total pension cost/(income) for year	$2,189	$1,400	$653

(1)  The pension plan was amended December 31, 2003, to freeze benefit service accruals as of March 1, 2004. Therefore,

RLI expensed the entire unrecognized prior service cost as of December 31, 2003.

	2003 Fiscal Year	2002 Fiscal Year
Additional information
Increase in minimum liability included in other comprehensive income	N/A	N/A

Measurement date and weighted average assumptions
Used to determine benefit obligation	12/31/2003	12/31/2002
Measurement date	12/31/2003	12/31/2002
Discount rate	6.00%	6.75%
Rate of compensation increase	5.00%	5.00%
Used to determine benefit obligation	2003 Fiscal Year	2002 Fiscal Year
Measurement date	12/31/2003	6/30/2002 &12/31/2001
Discount rate	6.75%	6.75% & 7.25%
Expected long-term rate of return on plan assets	9.00%	9.00% & 10.00%
Rate of compensation increase	5.00%	5.00% & 6.00%

The expected long-term rate of return on plan assets is reviewed at least annually, taking into account our asset allocation, historical returns on the types of assets in the trust and the current economic environment. Based on these factors, we expect the plan assets will earn an average of 9.0% per year over the next 20 years. The 9.0% estimation was based on a passive management annual return of 8.4% with a 0.6% premium for active management of the plan assets. The expected long-term rate of return for the first six months of 2002 was 10.0%.

Allocation of plan assets	12/31/2003	12/31/2002
Equity securities	95%	80%
Debt securities	0%	0%
Real estate	0%	0%
Short-term investments	5%	20%
Total	100%	100%

Our investment strategy is to actively invest to optimize the return on plan assets by investing in stocks of large cap companies. The trust keeps a small percentage of assets in cash or cash equivalents for paying benefits and expenses.

Employer Contributions

The ERISA required minimum contribution during the fiscal year ending December 31, 2004, is $0. At this time we have not decided whether to contribute any amount in excess of this.

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

A portion of both MVP and operating earnings is shared by executives, managers and associates provided certain thresholds are met. MVP, in particular, requires that we generate a return in excess of our cost of capital before the payment of such bonuses. Annual expenses for these bonus plans totaled $6.0 million, $3.2 million and $542,000 for 2003, 2002 and 2001, respectively.

Our ESOP covers substantially all employees meeting eligibility requirements. ESOP contributions are determined annually by our board of directors and are expensed in the year earned. ESOP-related expenses were $5.3 million, $4.6 million and $4.2 million, respectively, for 2003, 2002 and 2001.

In December 2001, we transferred 187,546 shares of treasury stock to the ESOP to satisfy the 2001 contribution that had been approved by the board of directors. These shares were transferred on December 28, 2001, at the closing market price of $22.36 ($4.2 million). There were no additional shares purchased in 2002. During 2003, the ESOP purchased 170,922 shares on the open market at an average price of $27.50 ($4.7 million) relating to 2002’s contribution. Shares held by the ESOP as of December 31, 2003, totaled 2,184,088, and are treated as outstanding in computing our earnings per share.

In January 2004, we made certain changes to our employee benefit plans. We froze our pension plan, modified our ESOP plan and began offering a 401K plan. The new 401K plan has eligibility rules similar to those currently in place for our ESOP, allows voluntary contributions by employees, and permits ESOP diversification transfers for employees meeting certain age and service requirements. We will provide a basic contribution of 3% of eligible compensation. Participants are 100% vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made, subject to the achievement of certain overall financial goals. These contributions will be subject to the same cliff vesting schedule used by the ESOP.

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

The expense associated with funding these plans is recognized through salary, bonus, and ESOP expenses for key employees and executive officers as disclosed in prior notes. The expense recognized from the directors’ deferred plan was $254,600, $243,200 and $219,663 in 2003, 2002 and 2001, respectively. In 2003, the trusts purchased 21,979 shares of our common stock on the open market at an average price of $29.70 ($652,792). In 2002, the trusts purchased 11,997 shares of our treasury stock at an average price of $25.63 ($307,465). In 2001, the trusts purchased 27,612 shares of our stock on the open market at an average price of $21.63 ($597,317) and 6,704 shares of our treasury stock at an average price of $22.24 ($149,079). At December 31, 2003, the trusts’ assets were valued at $15.9 million.

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

We may grant options for up to 3,125,000 shares under the Incentive Plan and 500,000 shares under the Directors’ Plan. Through December 31, 2003, we had granted 2,322,148 options under these plans. Under both plans, the option exercise price equals the stock’s fair market value on the date of grant.

A summary of the status of the plans at December 31, 2003, 2002 and 2001, and changes during the years then ended are presented in the following table and narrative:

	2003		2002		2001
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	1,736,775	$18.05	1,495,090	$15.84	1,302,096	$14.89
Granted	287,600	29.52	301,000	28.96	261,846	20.34
Exercised	68,327	11.99	34,285	14.73	28,562	11.72
Forfeited	2,200	22.13	25,030	21.56	40,290	17.40
Outstanding at end of year	1,953,848	19.95	1,736,775	18.05	1,495,090	15.84
Exercisable at end of year	1,151,005	16.23	958,362	14.69	752,104	13.77
Weighted-avg.fair value of options granted during year		$7.89		$8.45		$6.11

The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 3.9%, 5.1% and 5.2%; expected dividend yields of 1.9%, 1.9% and 2.0%; expected lives of nine, nine and 10 years; and expected volatility of 20.7%, 18.9% and 19.3%.

Information on the range of exercise prices for options outstanding as of December 31, 2003, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Outstanding as of 12/31/03	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Exercisable as of 12/31/03	Weighted Average Exercise Price
$ 0.00 - $ 8.82	89,762	1.4	$8.24	89,762	$8.24
$ 8.83 - $ 11.76	141,002	2.3	$9.18	141,002	$9.18
$ 11.77 - $14.70	153,835	3.3	$13.06	153,835	$13.06
$ 14.71 - $15.89	237,700	6.3	$15.78	140,780	$15.78
$ 15.90 - $17.64	276,850	5.3	$16.02	226,330	$16.03
$ 17.65 - $20.58	234,670	7.1	$19.95	106,210	$19.83
$ 20.59 - $23.52	254,229	4.9	$21.35	235,646	$21.26
$ 23.53 - $29.40	293,600	8.4	$29.18	57,400	$29.21
$ 29.41 - $33.00	272,200	9.3	$29.62	0	$0
	1,953,848	6.1	$19.95	1,151,005	$16.23

Post-Retirement Benefits Other Than Pension

We do not provide post-retirement benefits to employees and therefore do not have any liability under SFAS 106, ‘‘Employer’s Accounting for Post-retirement Benefits Other Than Pensions.’’ In August 2002, we began offering certain eligible employees post-employment medical coverage. We account for this coverage under SFAS 112, ‘‘Employers’ Accounting for Post-employment Benefits.’’ Under our plan, employees who retire at age 55 or older with 20 or more years of company service may continue medical coverage under our health plan. Employees who elect continuation of coverage pay the full COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985) rate and coverage terminates upon reaching age 65. We expect a relatively small number of employees will become eligible for this benefit. To date, employees who have become eligible have not elected coverage. We have established a liability to cover the excess cost of providing this coverage over the anticipated COBRA rate to be paid by participating employees.

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

Year-end statutory surplus includes $19.6 million of RLI Corp. stock held by an insurance subsidiary. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our consolidated financial statements.

In December 2003, we closed a public debt offering of $100.0 million, generating $98.9 million in net proceeds. Of these proceeds, $50.0 million was contributed to the insurance subsidiaries to bolster statutory surplus.

In December 2002, we closed an underwritten public offering of 4.8 million shares of our common stock, generating $115.1 million in net proceeds. Of these proceeds, $80.0 million was contributed to the insurance subsidiaries to bolster statutory surplus. Additionally, in September 2002, we transferred our ownership in Maui Jim, Inc. and our 100% ownership in RLI Insurance, Ltd., from the holding company to the insurance subsidiaries. This transaction resulted in an increase to statutory surplus of $20.0 million, with no impact to consolidated GAAP equity.

The following table includes selected information for our insurance subsidiaries as filed with insurance regulatory authorities:

	Year ended December 31,
(in thousands)	2003	2002	2001
Consolidated net income, statutory basis	$62,107	$16,473	$19,923
Consolidated surplus, statutory basis	$546,586	$401,269	$289,997

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10% of RLI policyholder surplus as of December 31 of the preceding year or the net income of RLI for the 12-month period ending December 31 of the preceding year. RLI’s stand-alone net income for 2003 was $34.1 million. Therefore, the maximum dividend distribution that can be paid by RLI during 2004 without prior approval is $54.7 million — 10% of RLI’s 2003 policyholder surplus. The actual amount paid to us during 2003 was $5.5 million.

10. Commitments and Contingent Liabilities

The following is a description of a complex set of litigation wherein we are both a plaintiff and a defendant. While it is impossible to ascertain the ultimate outcome of this matter at this time, we believe, based upon facts known to date and the opinion of trial counsel, that our position is meritorious. Management’s opinion is that the final resolution of these matters will not have a material adverse effect on our financial statements taken as a whole.

We are the plaintiff in an action captioned RLI Insurance Co. v. Commercial Money Center, which was filed in U.S. District Court, Southern District of California (San Diego) on February 1, 2002. Other defendants in that action are Commercial Servicing Corporation (“CSC”), Sterling Wayne Pirtle, Anita Pirtle, Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank and Sky Bank. We filed a similar complaint against the Bank of Waukegan in San Diego, California Superior Court. Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank, Sky Bank and Bank of Waukegan are referred to as the “Investor Banks.” The litigation arises out of the equipment and vehicle leasing program of Commercial Money Center (“CMC”). CMC would originate leases, procure bonds pertaining to the performance of obligations of each lessee under each lease, then form “pools” of such leases that it marketed to banks and other institutional investors. We sued for rescission and/or exoneration of the bonds we issued to CMC and sale and servicing agreements we entered into with CMC and the Investor Banks, which had invested in CMC’s equipment leasing program. We contend we were fraudulently induced to issue the bonds and enter into the agreements by CMC, who misrepresented and concealed the true nature of its program and the underlying leases originated by CMC (for which bonds were procured). We also sued for declaratory relief to determine our rights and obligations, if any, under the instruments. Each Investor Bank disputes our claims for relief. CMC is currently in Chapter 7 bankruptcy proceedings.

Between the dates of April 4 and April 18, 2002, each Investor Bank subsequently filed a complaint against us in various state courts, which we removed to U.S. District Courts. Each Investor Bank sued us on certain bonds we issued to CMC as well as a sale and servicing agreement between the Investor Bank, CMC and us. Each Investor Bank sued for breach of contract, bad faith and other extracontractual theories. We have answered and deny each Investor Bank’s claim to entitlement to relief. The Investor Banks claim entitlement to aggregate payment of approximately $53 million under either the surety bonds or the sale and servicing agreements, plus unknown extracontractual damages, attorneys’ fees and interest. On October 25, 2002, the judicial panel for multi-district litigation (“MDL Panel”) transferred 23 actions pending in five federal districts involving numerous Investor Banks, five insurance companies and CMC to the Northern District of Ohio for consolidated pretrial proceedings, assigning the litigation to The Honorable Kathleen O’Malley. Discovery is currently proceeding pursuant to the court’s pre-trial scheduling order. We dispute both liability and damages. Based on the facts and circumstances known to us, we believe that we have meritorious defenses to these claims. We are vigorously disputing liability and are vigorously asserting our positions in the pending litigation. Our financial statements contain an accrual for defense costs related to this matter, included in unpaid losses and settlement expenses, as well as an accrual to cover rescission of collected premiums related to the program. In our opinion, final resolution of this matter will not have a material adverse effect on our financial condition, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and if there were an outcome unfavorable to us, there exists the possibility of a material adverse impact on our financial condition, results of operations or cash flows in the period in which the outcome occurs.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2003.

(in thousands)		Payments due by period
Contractual Obligations	Total	Less than 1 yr.	1-3 yrs.	3-5 yrs	More than 5 yrs.
Long-term debt	$100,000	$—	$—	$—	$100,000
Short-term debt	47,560	47,560	—	—	—
Capital lease	588	406	182	—	—
Operating lease	12,308	1,997	3,817	2,815	3,679
Total	$160,456	$49,963	$3,999	$2,815	$103,679

Our largest contractual obligation relates to the $100.0 million in long-term debt outstanding, from the public debt offering completed in December 2003. Secondarily, we are party to seven reverse repurchase agreements (short-term debt) totaling $47.6 million. Detailed discussions of both items are contained in note 4. Additionally, we are party to capital lease obligations for leased computers and operating lease obligations for regional office facilities. These leases expire in various years through 2013. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)
2004	$2,403
2005	2,175
2006	1,824
2007	1,501
2008	1,314
2009-2013	3,679
Total minimum future rental payments	$12,896

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

The investment income segment is the by-product of the interest and dividend income streams from our investments in fixed-income and equity securities as well as the appreciation of private equity warrants (per SFAS 133). Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of other segments. Investee earnings represent our share in Maui Jim, Inc. earnings. We own approximately 42% of the unconsolidated investee, which operates in the sunglass and optical goods industries.

The following table provides data on each of our segments as used by company management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures via our expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule. Goodwill amortization in 2001, which resulted from a 1999 surety acquisition, was allocated entirely to the surety segment.

	Net Earnings			Revenues			Depreciation and Amortization
(in thousands)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Casualty	$4,968	$(768)	$(2,187)	$309,548	$208,113	$156,970	$1,649	$1,681	$1,998
Property	38,959	24,472	7,525	107,678	89,228	70,764	1,047	1,231	1,408
Surety	(6,590)	(8,096)	2,336	46,371	50,724	45,274	702	546	2,317
Net investment income	44,151	37,640	32,178	44,151	37,640	32,178	14	13	103
Realized gains (losses)	12,138	(3,552)	4,168	12,138	(3,552)	4,168
General corporate expense and interest on debt	(4,896)	(5,365)	(5,847)				273	273	89
Equity in earnings of unconsolidated investee	5,548	4,397	2,845
Total segment earnings before income taxes and cumulative effect	94,278	48,728	41,018
Income taxes	22,987	12,876	10,771
Earnings before cumulative effect	71,291	35,852	30,247
Cumulative effect of initial adoption of SFAS 133	—		800
Total	$71,291	$35,852	$31,047	$519,886	$382,153	$309,354	$3,685	$3,744	$5,915

The following table further summarizes revenues by major product type within each segment:

(in thousands)	2003	2002	2001
Casualty
General liability	$131,896	$75,906	$47,742
Commercial and personal umbrella	42,842	33,796	56,273
Executive products	13,876	8,444	4,504
Specialty program business	50,840	28,458	8,483
Commercial transportation	50,566	44,199	23,481
Other	19,528	17,310	16,487
Total	$309,548	$208,113	$156,970
Property
Commercial property	$100,579	$82,231	$62,904
Homeowners/residential property	7,099	6,997	7,856
Other	—	—	4
Total	$107,678	$89,228	$70,764
Surety	$46,371	$50,724	$45,274
Grand total	$463,597	$348,065	$273,008

12. Unaudited Interim Financial Information

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2003
Net premiums earned	$109,146	$113,626	$118,953	$121,872	$463,597
Net investment income	10,660	10,890	11,205	11,396	44,151
Net realized investment gains (loss)	409	1,943	8,971	815	12,138
Earnings before income taxes	20,557	21,494	29,444	22,783	94,278
Net earnings	14,436	15,392	25,369	16,094	71,291
Basic earnings per share(1)	$0.58	$0.61	$1.01	$0.64	$2.84
Diluted earnings per share(1)	$0.56	$0.60	$0.98	$0.62	$2.76
2002
Net premiums earned	$74,102	$81,686	$91,639	$100,638	$348,065
Net investment income	9,085	9,572	9,401	9,582	37,640
Net realized investment gains (loss)	1,787	1,077	(6,637)	221	(3,552)
Earnings before income taxes	12,500	13,801	7,157	15,270	48,728
Net earnings	9,105	9,954	5,638	11,155	35,852
Basic earnings per share(1)	$0.46	$0.50	$0.28	$0.55	$1.80
Diluted earnings per share(1)	$0.45	$0.49	$0.28	$0.54	$1.75

(1)               Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

Letters of Responsibility

Report of Independent Auditors

To the board of directors and shareholders, RLI Corp.

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

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

Management has established and maintains a system of internal controls throughout its operations that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management’s authorization. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. As part of its audit of the financial statements, KPMG considers certain aspects of the system of internal controls to the extent necessary to form an opinion on the financial statements and not to provide assurance on the system of internal controls. Management considers the recommendations of its internal auditor and independent public accountants concerning the Company’s internal controls and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 2003, the Company’s system of internal controls was adequate to accomplish the objectives described herein.

The audit committee is comprised solely of four non-employee directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent public accountants and the internal auditor have ready access to the audit committee.

Investor Information

Annual meeting

The annual meeting of shareholders will be held at 2:00 p.m., CDT, on May 6, 2004, at the company’s offices at 9025 N. Lindbergh Drive, Peoria, Ill.

Trading and dividend information

	Stock Price			Dividends		Stock Price			Dividends
2003	High	Low	Close	Declared	2002	High	Low	Close	Declared
1st Qtr.	$28.13	$25.40	$26.87	$.09	1st Qtr.	$26.65	$22.23	$25.85	$.08
2nd Qtr.	33.13	27.91	32.90	.10	2nd Qtr.	29.66	23.05	25.50	.09
3rd Qtr.	35.61	31.15	32.92	.10	3rd Qtr.	29.88	23.09	26.83	.09
4th Qtr.	38.10	32.56	37.46	.11	4th Qtr.	30.20	23.50	27.90	.09

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 29 consecutive years. RLI dividends qualify for the enterprise zone dividend subtraction modification for Illinois state income tax returns.

Stock ownership

December 31, 2003	Shares	%
Insiders	1,856,994	7.4
ESOP	2,184,088	8.8
Institutions & other public	21,124,268	83.9
Total outstanding	25,165,350	100.0
RLI common stock shareholders	8,444

Shareholder inquiries

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar (address at right).

Dividend reinvestment plans

If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings or money market accounts, send your request to the transfer agent and registrar.

Requests for additional information

Electronic versions of the following documents are available on our website: 2003 annual report, 2004 proxy statement, Annual Report to the Securities and Exchange Commission (Form 10-K), code of conduct, corporate governance guidelines, and charters of the Executive Resources, Audit and Nominating/Corporate Governance Committees. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

Company financial strength ratings

A.M. Best:	A (Excellent)	RLI Insurance Company
	A (Excellent)	Mt. Hawley Insurance Company
	A- (Excellent)	RLI Indemnity Company
Standard & Poor’s:	A+ (Strong)	RLI Insurance Company
	A+ (Strong)	Mt. Hawley Insurance Company

For help with your shareholder account or for information about RLI stock or dividends, contact our transfer agent:

Wells Fargo Shareholder Services

P.O. Box 64854

St. Paul, MN 55164-0854

Phone: (800) 468-9716 or

   (651) 450-4064

Fax: (651) 450-4033

Email: stocktransfer@wellsfargo.com

Contacting RLI:

For investor relations requests and management’s perspective on  specific issues, contact treasurer, Aaron Jacoby at (309) 693-5880 or at aaron_jacoby@rlicorp.com.

Turn to the back cover for corporate headquarter contact information.

Find comprehensive investor information at www.rlicorp.com.

Selected Financial Data

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2003.

(amounts in thousands, except per share data)	2003		2002		2001		2000	1999
Operating Results
Gross revenues	$798,766		741,541		548,331		469,759	370,057
Total revenue	$519,886		382,153		309,354		263,496	225,756
Net earnings (loss)	$71,291		35,852		31,047		28,693	31,451
Comprehensive earnings (loss)(1)	$97,693		13,673		11,373		42,042	20,880
Net cash provided from operating activities	$191,019		161,971		77,874		53,118	58,361

Financial Condition
Total investments	$1,333,360		1,000,027		793,542		756,111	691,244
Total assets	$2,134,364		1,719,327		1,390,970		1,281,323	1,170,363
Unpaid losses and settlement expenses	$903,441		732,838		604,505		539,750	520,494
Total debt	$147,560	(7)	54,356		77,239		78,763	78,397
Total shareholders’ equity	$554,134		456,555	(4)	335,432		326,654	293,069
Statutory surplus(2)	$546,586	(7)	401,269	(4)	289,997		309,945	286,247

Share Information(3)
Net earnings (loss) per share:
Basic	$2.84		1.80		1.58	(8)	1.46	1.55
Diluted	$2.76		1.75		1.55	(8)	1.44	1.54
Comprehensive earnings (loss) per share:(1)
Basic	$3.89		0.69		0.58	(8)	2.14	1.03
Diluted	$3.78		0.67		0.57	(8)	2.11	1.02
Cash dividends declared per share	$0.40		0.35		0.32		0.30	0.28
Book value per share	$22.02		18.50	(4)	16.92		16.66	14.84
Closing stock price	$37.46		27.90		22.50		22.35	17.00
Stock split			200%
Weighted average shares outstanding:(4)(5)
Basic	25,120		19,937		19,630		19,634	20,248
Diluted	25,846		20,512		20,004		19,891	20,444
Common shares outstanding	25,165		24,681		19,826		19,608	19,746

Other Non-GAAP Financial Information(6)
Net premiums written to statutory surplus(2)	87%		103%		109%		84%	79%
GAAP combined ratio	92.0		95.6		97.2		94.8	91.2
Statutory combined ratio(2)	93.1		92.4		95.8		95.8	90.1	(9)

(amounts in thousands, except per share data)	1998	1997	1996	1995		1994		1993
Operating Results
Gross revenues	316,863	306,383	301,500	293,922		295,966		266,480
Total revenue	168,114	169,424	155,354	155,954		156,722		143,100
Net earnings (loss)	28,239	30,171	25,696	7,950		(4,776)		15,948
Comprehensive earnings (loss)(1)	51,758	66,415	41,970	31,374		(8,513)		21,175
Net cash provided from operating activities	23,578	35,022	48,947	24,649		27,041		73,629

Financial Condition
Total investments	677,294	603,857	537,946	471,599		413,835		401,609
Total assets	1,012,685	911,741	845,474	810,200		751,086		667,650
Unpaid losses and settlement expenses	415,523	404,263	405,801	418,986		394,966		310,767
Total debt	39,644	24,900	46,000	48,800		52,255		53,000
Total shareholders’ equity	293,959	266,552	200,039	158,608		131,170		140,706
Statutory surplus(2)	314,484	265,526	207,787	172,313		136,125		152,262

Share Information(3)
Net earnings (loss) per share:
Basic	1.34	1.45	1.30	0.41	(10)	(0.25	)(10)	0.84	(12)
Diluted	1.33	1.33	1.14	0.41	(10)	(0.25	)(10)	0.80	(12)

Comprehensive earnings (loss) per share:(1)
Basic	2.46	3.19	2.13	1.60	(10)	(0.44	)(10)	1.12	(12)
Diluted	2.43	2.88	1.81	1.39	(10) (11)	(0.44	)(10)	1.05	(12)
Cash dividends declared per share	0.26	0.24	0.22	0.21		0.18		0.17
Book value per share	14.22	12.35	10.23	8.08		6.68		7.30
Closing stock price	16.63	19.93	13.35	10.00		6.56		8.48
Stock split	125%			125%
Weighted average shares outstanding:(4)(5)
Basic	21,028	20,804	19,742	19,624		19,466		18,998
Diluted	21,276	23,428	24,210	19,624		19,464		20,902
Common shares outstanding	20,670	21,586	19,554	19,628		19,624		19,278

Other Non-GAAP Financial Information(6)
Net premiums written to statutory surplus(2)	46%	54%	64%	76%		108%		94%
GAAP combined ratio	88.2	86.8	87.4	107.5		116.9		97.2
Statutory combined ratio(2)	88.4	90.4	89.1	106.5		116.9		87.9	(13)

(1)               See note 1.M to the consolidated financial statements.

(2)               Ratios and surplus information are presented on a statutory basis. As discussed further in the MD&A and note 9, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Reporting of statutory surplus is a required disclosure under GAAP.

(3)               On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retroactively stated to reflect this split.

(4)               On December 26, 2002, we closed an underwritten public offering of 4.8 million shares of common stock. This offering generated $115.1 million in net proceeds. Of this, $80.0 million was contributed to the insurance subsidiaries. Remaining funds were used to pay down lines of credit.

(5)               In July 1993, we issued $46.0 million of convertible debentures. In July 1997, these securities were called for redemption. This conversion created an additional 4.4 million new shares of RLI common stock.

(6)               See page 24 for information regarding non-GAAP financial measures.

(7)               On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commision, of $98.9 million. Of this, $50.0 million was contributed to our insurance subsidiaries to increase their statutory surplus. Remaining funds were retained at the holding company.

(8)               Basic and diluted earnings per share include $0.04 per share from the initial application of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.”

(9)               The statutory combined ratio presented includes the results of UIC and PIC only from the date of acquisition, January 29, 1999.

(10)         The combined effects of the Northridge earthquake —  including losses, expenses and the reduction in revenue due to the reinstatement of reinsurance coverages — reduced 1994 after-tax earnings by $25.0 million ($1.29 per basic share, $1.05 per diluted share) and 1995 after-tax earnings by $18.6 million ($0.95 per basic share, $0.77 per diluted share).

(11)         For 1995, diluted earnings per share on a GAAP basis were antidilutive. As such, GAAP diluted and basic earnings per share were equal. Diluted comprehensive earnings per share, however, were not antidilutive.  The number of diluted shares used for this calculation was 24,047.

(12)         Basic and diluted earnings per share include $0.09 and $0.08 per share, respectively, from the initial application of SFAS 109, “Accounting for Income Taxes.”

(13)         Contingent commission income recorded during 1993, from the cancellation of a multiple-year, retrospectively-rated reinsurance contract, reduced the statutory expenses and combined ratio 10.3 points.