Form 10-K, Exhibit 13
period 2004-12-31
RLI CORP
filed 2005-02-22
CIK 84246

Exhibit 13

RIL Corp.

2004 Financial Report

CONTENTS

2	MANAGEMENT’S DISCUSSION AND ANALYSIS

22	CONSOLIDATED BALANCE SHEETS

23	CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

24	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

25	CONSOLIDATED STATEMENTS OF CASH FLOWS

26	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

47	LETTERS OF RESPONSIBILITY

50	SELECTED FINANCIAL DATA

52	INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

We are a holding company that underwrites selected property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group, or the Group. As a ‘‘niche’’ company, we offer specialty insurance products designed to meet specific insurance needs of targeted insured groups. A niche company underwrites a particular type of coverage for certain marketplaces that are underserved by the insurance industry, such as our commercial earthquake coverage or oil and gas surety bonds. A niche company also provides a type of product not generally offered by other companies, such as our stand-alone personal umbrella policy, which we offer without the underlying auto or homeowners coverage. We operate in both the admitted marketplace where coverage terms and prices are regulated by the states in which we conduct business, and the excess & surplus lines marketplace where we are free to set terms and prices. The excess and surplus lines marketplace provides an alternative for customers with hard-to-place risks and risks that admitted insurers specifically refuse to write. Regardless of the marketplace in which we write, we are selective in the lines of business and types of risks we choose to write. Often the development of these specialty insurance products is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. Once a proposal is submitted, underwriters determine whether a proposal would be a viable product in keeping with our business objectives. We rely on product vice presidents to oversee our major coverage areas. We focus on hiring leaders with decades of experience in their marketplaces and provide a compensation structure that rewards the consistent delivery of underwriting profits.

The foundation of our overall business strategy is to underwrite for profit, and we have achieved this for nine consecutive years averaging 91.7 over that period of time. This drives our ability to provide shareholder returns in three different ways: the underwriting profit itself, investment income from our fixed income portfolio, and long-term growth in our equity portfolio. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on generating total return. The fixed income portfolio is rated investment grade to protect invested assets. Regular underwriting profits allow a large portion of our shareholders’ equity to be invested in a value-based, large-capitalization common stock portfolio which contains no derivatives or off-balance sheet structured investments. In addition, we employ stringent diversification rules and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite occasional fluctuations of realized and unrealized gains or losses in the equity portfolio, our investment in stocks as part of a long-term asset allocation strategy has contributed significantly to our historic growth in book value.

Management measures the results of our insurance operations by monitoring certain measures of growth and profitability across three distinct business segments: casualty, property and surety. Growth is measured in terms of gross premiums written and profitability is analyzed through GAAP (accounting principles generally accepted in the United States of America) combined ratios, which are further subdivided into their respective loss and expense components. The GAAP combined ratios represent the profit generated from our individual segments as presented in the footnotes to our consolidated financial statements. Within our underwriting operation, we evaluate our business in terms of three segments: casualty, property and surety. Each of these segments consists of different coverages that share common risk characteristics.

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

Our property segment primarily underwrites commercial fire, earthquake, builders’ risk, difference in conditions, other inland marine coverages and, in the state of Hawaii, select personal lines policies. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, as approximately 39% of our 2004 total property premiums were written in California. We limit our net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.

The surety segment specializes in writing small to large commercial and small contract surety products, as well as those for the energy (plugging and abandonment), petrochemical and refining industries. The commercial surety products usually involve a statutory requirement for bonds. This industry has historically maintained a relatively low loss ratio. Losses may fluctuate, however, due to adverse economic conditions that may affect the financial viability of an insured. The contract surety marketplace guarantees the construction work of a commercial contractor for a specific project. As such, this line has historically produced marginally higher loss ratios than other surety lines. Generally, losses occur due to adverse economic conditions, inclement weather conditions or the deterioration of a contractor’s financial condition.

The insurance marketplace has softened in the last year, meaning that the marketplace has become more competitive and prices are generally flat to falling, even as coverage terms become less restrictive. This softening is particularly pronounced in our property segment. Nevertheless, we believe that our business model is geared to create underwriting profits by focusing on sound underwriting discipline. Our primary focus will continue to be on underwriting profitability as opposed to premium growth or market share measurements. And although we will be challenged to deliver premium growth in 2005, we expect to continue delivering underwriting profits.

Critical Accounting Policies

GAAP and non-GAAP Financial Performance Metrics

Throughout this annual report, we present our operations in the way we believe will be most meaningful, useful and transparent to anyone using this financial information to evaluate our performance. In addition to the GAAP presentation of net income and certain statutory reporting information, we show certain non-GAAP financial measures that are valuable in managing our business and drawing comparisons to our peers. These measures are gross revenues, gross premiums written, net premiums written and combined ratios.

Following is a list of non-GAAP measures found throughout this report with their definitions, relationships to GAAP measures, and explanations of their importance to our operations.

Gross revenues

This is an RLI-defined metric equaling the sum of gross premiums written, net investment income and realized gains (losses). It is used by our management as an overall barometer of gross business volume across all operating segments.

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

Combined ratios

This ratio is a common industry measure of profitability for any underwriting operation, and is calculated in two segments. First, the expense ratio reflects the sum of policy acquisition costs and insurance operating expenses, divided by net premiums earned. The second component, the loss ratio, is losses and settlement expenses divided by net premiums earned. The sum of the loss and expense ratios is the combined ratio. The difference between the combined ratio and 100 reflects the per-dollar rate of underwriting profit or loss. For example, a combined ratio of 95 implies that for every $100 of premium we earn, we record $5 of underwriting profit.

Net Unpaid Loss and Settlement Expenses

“Unpaid losses and settlement expenses,” as shown in the liabilities section of our balance sheet, represents the total obligations to claimants for both estimates of known claims and estimates for incurred but not reported (IBNR) claims. The related asset item, “Reinsurance balances recoverable on unpaid losses and settlement expense,” is the estimate of known claims and estimates of IBNR that we expect to recover from reinsurers. The net of these two items is generally referred to as net unpaid loss and settlement expenses and is commonly referred to in our disclosures regarding the process of establishing these various estimated amounts.

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

Unpaid Losses and Settlement Expenses

We accrue liabilities intended to represent the ultimate settlement cost of losses and loss expenses incurred but not yet settled as of the accounting date. This includes both claims whose loss circumstances have been reported to us and for which our claims personnel have established estimates of ultimate cost (case reserves), and claims which have occurred, but which have not yet been reported to us (incurred but not reported — or IBNR — reserves). The ultimate cost of both of these categories, and therefore the liability booked to represent their ultimate cost, involve estimates.

The estimates underlying the accrued liabilities are derived from generally accepted actuarial techniques, applied to our actual experience, and take into account insurance industry data to the extent judged relevant to our operations.

Our experience in a given accounting period is affected by all those factors which affect the quality of the business written in competitive coverage marketplaces: the premiums for which the coverage can be sold, the frequency and severity of claims ultimately produced on that business, the terms at which we purchase reinsurance coverage, and our expense structure.

In the estimation of ultimate loss and loss expense liabilities, the factors which most significantly affect the ultimate results are:

•                    changes in claim frequency and severity, or, more generally, the underwriting quality of the business written;

•                    changes in the coverage sold (limits of coverage, deductibles, exclusions and extensions of coverage, reinsurance terms); and

•                    changes in the overall profitability of the competitive coverage marketplace.

One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs have fully developed, because premiums are charged before claims are incurred. This requires that liabilities be estimated and recorded in recognition of incurred losses and settlement obligations that have not been reported. Due to the inherent uncertainty in estimating these liabilities, there can be no assurance that actual liabilities will not exceed recorded amounts; if actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses as happened in 2004 when favorable experience on casualty business led us to reduce our reserves. See the Results of Operations section for further discussion.

Underwriting Quality of the Business Written

In general, competitive insurance marketplaces change over time. This is particularly true of the excess and surplus lines marketplace. The principal feature of those changes is the average profitability of business in a given segment, which is principally determined by the premium charged as well as the frequency and severity of claims produced. Because the quality of business changes continuously, the ultimate profitability of the business being written in the current accounting period must be estimated. As the quality of the business changes, the reliability of recent experience as a guide to the results of current business weakens.

We therefore monitor changes in the quality of business written by the number of claims per unit of exposure, the cost per claim, and the shifts in the distribution of business by geographic region and product segment. We incorporate our understanding of those changes into our estimates of the ultimate cost of current claims for which reserves have been established.

Changes in the Coverage Sold

The excess and surplus lines marketplace is characterized by somewhat greater regulatory latitude in coverage terms and pricing. As competitive marketplace conditions change, our underwriters respond by modifying our coverage terms. While this is an appropriate response to a changing competitive environment, it also weakens the reliability of past experience as a predictor of the ultimate cost of claims arising from current business. The admitted marketplaces in which we operate provide for more stable terms and pricing because of their regulated nature. However, this regulation limits our ability to quickly adapt terms and pricing in light of changing marketplace dynamics.

Reinsurance is also important to our operations. Reinsurance is purchased in a related, but distinct competitive marketplace which also changes over time. The changes in the relative cost of reinsurance affect the ultimate cost of net loss liabilities for which we accrue reserves. In general, as we grow and increase our financial capacity to absorb fluctuations in results, our need for, and purchase of, reinsurance may decrease incrementally.

Changes in Overall Profitability

During and immediately after the period in which coverage is provided and the corresponding premiums are earned, there may be little actual claim experience from which to estimate the ultimate cost of those claims. In particular, for longer-tailed liability lines such as excess coverage, the reporting, case reserving, and settlement of those claims may take considerable time.

We therefore use generally accepted actuarial techniques which use the premiums charged for coverage as a basis for estimating the ultimate cost of losses and loss expenses for relatively immature accident periods. While this is technically appropriate, it does introduce another variable into the reserve estimate: the changing profitability of premiums for a given product over time. Since the ultimate profitability of the business written in a given period depends upon all the factors mentioned above, highly accurate profitability estimates of the longer-tailed lines are difficult to achieve.

We have insignificant exposure to asbestos and environmental policy liabilities. We entered affected liability lines after the industry had already recognized them as a problem, and we adopted appropriate coverage exclusions. What exposure does exist is through our commercial umbrella, general liability, and discontinued assumed reinsurance lines of business. The majority of that exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business. Although our asbestos and environmental exposure is limited, management cannot determine our ultimate liability with any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability, and standards of cleanup and that our participation exists in the excess layers of coverage on these risks.

Investment Valuation

Throughout each year, our external investment managers buy and sell securities to maximize overall investment returns in accordance with investment policies established and monitored by our board of directors and officers. This includes selling individual securities that have unrealized losses when the investment manager believes future performance can be improved by buying other securities deemed to offer superior long-term return potential.

We classify our investments in debt and equity securities with readily determinable fair values into one of three categories. Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains/losses recorded as a component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. Trading securities are carried at fair value with unrealized gains/losses included in earnings.

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

Part of our evaluation of whether particular securities are other-than-temporarily impaired involves assessing whether we have both the intent and ability to continue to hold securities in an unrealized loss position. We have not sold any securities for the purpose of generating cash over the last several years to pay claims, dividends or any other expense or obligation. Accordingly, we believe that our sale activity supports our ability to continue to hold securities in an unrealized loss position until our cost may be recovered.

Recoverability of Reinsurance Balances

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. Additionally, the same uncertainties associated with estimating unpaid losses and settlement expenses impact the estimates for the ceded portion of such liabilities. We continually monitor the financial condition of our reinsurers. Our policy is to periodically charge to earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers. Further discussion of the security of our recoverable reinsurance balances can be found in note 5 to the financial statements.

Deferred Policy Acquisition Costs

We defer commissions, premium taxes and certain other costs related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned, related investment income, anticipated losses and settlement expenses as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written.

Additional discussion of other significant accounting policies may be found in note 1 to the financial statements.

Results of Operations

Consolidated gross revenue for 2004 totaled $820.0 million, up 2.7% from $798.8 million in 2003 and above the 2002 level of $741.5 million. The largest component, gross premiums written, recorded a slight increase of 1.4% in 2004 following a 5.0% increase in 2003. After increasing by 38.2% in 2002, the growth rate of gross writings declined due to softening marketplace conditions and reunderwriting of some coverages. Net investment income grew 22.5% in 2004, to $54.1 million, better than the 17.3% increase in 2003.

Gross revenue (in thousands) Year ended December 31,	2004	2003	2002
Gross premiums written	$752,588	$742,477	$707,453
Net investment income	54,087	44,151	37,640
Realized investment gains (losses)	13,365	12,138	(3,552)
Total gross revenue	$820,040	$798,766	$741,541

Consolidated net revenue for 2004 was $578.8 million, up from $519.9 million in 2003 and $382.2 million in 2002. Revenue growth outpaced the top line as a result of increased retentions in certain coverages and the earning of premiums written in prior years.

Increases in both underwriting profit and investment income drove the upward trend in net earnings each of the last two years. Some of those gains were offset by increases in debt interest and general corporate expenses.

Net earnings (in thousands)	2004	2003	2002
Underwriting income	$39,891	$37,337	$15,608
Investment income	54,087	44,151	37,640
Realized investment gains (losses)	13,365	12,138	(3,552)
Debt interest	(6,894)	(1,010)	(1,860)
Corporate expenses	(5,536)	(3,886)	(3,505)
Investee earnings	5,429	5,548	4,397
Pretax earnings	$100,342	$94,278	$48,728
Income tax	(27,306)	(22,987)	(12,876)
Net earnings	$73,036	$71,291	$35,852

Comprehensive earnings for 2004 were $81.4 million, compared to $97.7 million the prior year and only $13.7 million in 2002. This was a consequence of unrealized gains on the investment portfolio being $18.1 million lower in 2004 than those in 2003. Unrealized losses of $22.2 million were recorded in 2002. We continue our commitment to a long-term investment strategy. We believe this will maximize value for shareholders in the future, as it has done historically.

RLI Insurance Group

As indicated earlier, the hard marketplace conditions of 2002 have declined steadily during the last two years. This trend has affected all coverages to varying degrees. Some lines have declined significantly, particularly in our property business. The decline in property revenue, combined with the impact of four hurricanes in the third quarter, resulted in reduced profits for that segment. We believe that our ability to generate underwriting profit in our property segment despite softening marketplace conditions and unusual hurricane activity demonstrates our disciplined approach to risk selection and understanding of our marketplaces. Underwriting profits for both the surety and casualty segments improved. The following table and narrative provide a more detailed look at individual segment performance.

Gross premiums written (in thousands)	2004	2003	2002
Casualty	$519,817	$497,692	$434,075
Property	178,625	193,359	210,310
Surety	54,146	51,426	63,068
Total	$752,588	$742,477	$707,453

Underwriting profits (losses) (in thousands)	2004	2003	2002
Casualty	$19,560	$4,968	$(768)
Property	20,400	38,959	24,472
Surety	(69)	(6,590)	(8,096)
Total	$39,891	$37,337	$15,608

Combined ratio	2004	2003	2002
Casualty	94.7	98.4	100.4
Property	79.2	63.8	72.6
Surety	100.2	114.2	116.0
Total	92.2	92.0	95.6

The following table further summarizes revenues (net premiums earned) by major coverage type within each segment:

(in thousands)	2004	2003	2002
Casualty
General liability	$174,954	$131,896	$75,906
Commercial and personal umbrella	53,478	42,842	33,796
Executive products	13,074	13,876	8,444
Specialty program business	47,072	50,840	28,458
Commercial transportation	55,994	50,566	44,199
Other	21,045	19,528	17,310
Total	$365,617	$309,548	$208,113

Property
Commercial property	$90,802	$100,579	$82,231
Homeowners/residential property	7,241	7,099	6,997
Total	$98,043	$107,678	$89,228

Surety	$47,688	$46,371	$50,724
Grand total	$511,348	$463,597	$348,065

Casualty gross premiums grew 4.4%, or $22.1 million, after a 14.7% increase in 2003. This was the outcome from mixed results across coverages as increases in general liability, umbrella, and transportation were offset by declines in executive products and specialty program business. Even in the lines experiencing increases, the rate of growth slowed. Despite competitive pressures, we remained disciplined in writing only those accounts which we believe will provide adequate returns. This soft marketplace is likely to continue suppressing premium production growth in this segment in 2005.

The 94.7 combined ratio for the casualty segment was below 100.0 for the second consecutive year, compared to 98.4 in 2003 and 100.4 in 2002. The segment was consistently profitable throughout the year. In the fourth quarter, actuarial studies indicated that cumulative experience attributable to many casualty coverages for mature accident years was considerably lower than the reserves booked. Therefore, we released reserves totaling $9.7 million. While we had been experiencing robust price improvements in this segment the last several years, we also produced significant new business with new exposures. Our reserving evaluation process requires adequate time periods to elapse to assess the impact of such changes in marketplace conditions on our book of casualty business.

Gross premiums written in the property segment fell 7.6% in 2004, marking the second consecutive year of declines. All coverages in the segment were either fl at or down for each of the past two years reflecting a more dramatic impact of the continued softening of this marketplace. Revenues had increased in 2003 on the strength of strong top line growth in 2002, but consecutive years of declines in gross premiums written set against some fixed catastrophe reinsurance costs caused 2004 revenues to diminish.

Underwriting profits for the property segment were $20.4 million in 2004 with a 79.2 combined ratio. These results were affected by four hurricanes in the third quarter that cost us $17.0 million pretax. Aside from the hurricanes, property segment profitability was comparable to 2003 in terms of underwriting income and combined ratio. Despite a decline in 2004, property revenue still exceeded the 2002 result, particularly in the most profitable coverages such as commercial earthquake and fire.

Surety gross premiums written increased $2.7 million, or 5.3%, in 2004. This turnaround followed a decline in 2003 premiums of 18.5% as we re-underwrote our contract coverage following poor loss experience. While contract premiums were down again in 2004, all other coverages more than made up the difference. Total segment revenue followed suit as it declined in 2003 and recorded a slight increase of 2.8% in 2004.

The surety segment’s combined ratio of 100.2 in 2004 was an important achievement after posting ratios in excess of 110 in each of the last two years. The results for 2003 and 2002 came as a consequence of poor experience on our contract bonds. Beginning in 2003 and continuing throughout 2004, we recorded a decline in the number of new contract surety claims. This, coupled with increased volume in profitable coverages, provided the basis for the 2004 turnaround.

We are in litigation regarding certain commercial surety bond claims arising out of a specific bond program. We believe we have meritorious defenses to these claims and are vigorously asserting our positions in pending legal actions in multiple jurisdictions. See note 10 for further discussion.

Investment Income and Realized Investment Gains

During 2004, net investment income increased by 22.5%, due to continued operating cash flow and investment of the proceeds from our 2002 equity offering and 2003 debt offering. On an after-tax basis, investment income increased by 21.8%. Operating cash flows were $189.0 million in 2004, down slightly from $191.0 million in 2003, but up from $162.0 million in 2002. Cash flows in excess of current needs were primarily used to purchase fixed income securities, which continue to be comprised primarily of high-grade, tax-exempt, corporate and U.S. government/agency issues. The average annual yields on our investments were as follows for 2004, 2003 and 2002:

Pretax yield	2004	2003	2002
Taxable (on book value)	4.92%	5.11%	6.00%
Tax-exempt (on book value)	4.10%	4.41%	4.80%
Equities (on market value)	3.26%	3.10%	2.91%

After-tax yield	2004	2003	2002
Taxable (on book value)	3.20%	3.32%	3.90%
Tax-exempt (on book value)	3.88%	4.18%	4.55%
Equities (on market value)	2.79%	2.66%	2.49%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable bonds are subject to our corporate tax rate of 35.0%, our tax-exempt municipal bonds are subject to a tax rate of 5.3% and our dividend income is generally subject to a tax rate of 14.2%. During 2004, the average after-tax yield of the fixed income portfolio decreased 0.21% (3.47% vs. 3.68%) due to decreases in both taxable and tax-exempt yields on new purchases. The decline in yields is primarily due to fluctuations in interest rates and the subsequent reinvestment of called and matured bonds at lower yields. Despite the lower yields, the overall impact on investment income has been limited due to the continued operating cash flow and the investment of the proceeds from our December 2003 debt offering. During the year, we again focused on purchasing high-quality investments, including corporate bonds, municipal bonds, mortgage-backed securities and asset-backed securities, primarily in the 0-10 year part of the yield curve.

The fixed income portfolio increased by $153.3 million during the year. This portfolio had realized gains of $0.3 million and a tax-adjusted total return on a mark-to-market basis of 4.7%. Our equity portfolio increased by $39.9 million during 2004, to $315.9 million. For the year, this portfolio had pretax appreciation of $14.9 million and realized gains of $12.8 million. The total return for the year on this portfolio was 13.1%.

Our investment results for the last five years are shown in the following table:

						Tax
						Equivalent
					Annualized	Annualized
					Return	Return
	Average			Change in	on Avg.	On Avg.
	Invested	Investment	Realized	Unrealized	Invested	Invested
(in thousands)	Assets(1)	Income(2)(3)	Gains(3)	Appreciation(3)(4)	Assets	Assets
2000	723,677	29,046	2,847	20,537	7.2%	8.1%
2001	774,826	32,178	4,168	(30,268)	0.8%	1.6%
2002	896,785	37,640	(3,552)	(34,091)	0.0%	0.7%
2003	1,166,694	44,151	12,138	40,096	8.3%	9.0%
2004	1,451,539	54,087	13,365	13,200	5.6%	6.3%
5-yr Avg.	$1,002,704	$39,420	$5,793	$1,895	4.4%	5.2%

(1)   Average amounts at beginning and end of year.

(2)   Investment income, net of investment expenses, including non-debt interest expense.

(3)   Before income taxes.

(4)   Relates to available-for-sale fixed maturity and equity securities.

We recorded $0.1 million in net investment income during 2004 in accordance with Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133 requires that we recognize the change in fair value of stock warrants received with the purchase of a note receivable. This compares to $1.7 million recognized in 2003 and $1.8 million in 2002. These warrants relate to Taylor, Bean & Whitaker Mortgage Corp., a private mortgage lender. We employed a consistent valuation formula to recognize investment income or loss each quarter and to adjust the carrying value of our investment. This formula is based on the investee’s book value, the volume of mortgages originated and profitability. On October 11, 2004, we converted our warrants into common stock, bringing our total ownership to 21%. These common shares are accounted for as an investment in unconsolidated investees. For the period after conversion, the change in value of these shares of $462,000 was recognized in the income statement as equity in earnings of unconsolidated investees, rather than as investment income.

We realized $13.4 million in capital gains in 2004, compared to capital gains of $12.1 million in 2003 and capital losses of $3.6 million in 2002. Included in the 2003 realized gain is a $3.4 million gain related to the sale of an insurance company shell, Lexon Holding Company (formerly known as UIH, Inc.), and its insurance subsidiary, Lexon Insurance Company (formerly known as Underwriters Indemnity Company, or UIC), that was sold on July 1, 2003. The remaining $8.7 million realized gain was due to the sale of certain equity and fixed income securities during 2003. The increase in net realized gains is due in part to the timing of the sale of individual securities.

We regularly evaluate the quality of our investment portfolio. When we believe that a specific security has suffered an other-than-temporary decline in value, the investment’s value is adjusted by reclassifying the decline from unrealized to realized losses. This has no impact on shareholders’ equity. There were no losses associated with the other-than-temporary impairment of securities in 2004 or 2003. In 2002, our analysis identified $6.5 million of such declines, which were recognized.

The following table is used as part of our impairment analysis and illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2004, including market value, cost basis, and unrealized gains and losses.

						Unrealized
	Cost	12/31/04	Gross Unrealized			Gain/
(in thousands)	Basis	Mkt Value	Gains	Losses	Net	Loss%(1)
Consumer discretionary	$15,665	$20,544	$4,879	$—	$4,879	31.1%
Consumer staples	17,922	39,149	21,227	—	21,227	118.4%
Energy	8,357	21,007	12,650	—	12,650	151.4%
Financials	32,311	67,131	34,820	—	34,820	107.8%
Healthcare	7,814	23,381	15,567	—	15,567	199.2%
Industrials	14,848	34,746	19,898	—	19,898	134.0%
Materials	12,641	20,024	7,422	(39)	7,383	58.4%
Information technology	10,785	14,722	3,988	(51)	3,937	36.5%
Telecommunications	8,935	15,126	6,191	—	6,191	69.3%
Utilities	40,201	60,045	19,844	—	19,844	49.4%
Total	$169,479	$315,875	$146,486	$(90)	$146,396	86.4%

(1)           Calculated as the percentage of net unrealized gain (loss) to cost basis

As of December 31, 2004, we held four common stocks that were in unrealized loss positions. The total unrealized loss on these securities was $90,000. All of these securities have been in an unrealized loss position for less than six months.

The fixed income portfolio contained 136 positions at a loss as of December 31, 2004. Of these 136 securities, 19 have been in an unrealized loss position for more than 12 consecutive months and these collectively represent $2.0 million in unrealized losses, or 0.2% of the fixed income portfolio’s value. The fixed income unrealized losses can primarily be attributed to an increase in medium and long-term interest rates since the purchase of many of these fixed income securities. We continually monitor the credit quality of our fixed income investments to gauge our ability to be repaid principal and interest. We consider price declines of securities in our other-than-temporary-impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

As of December 31, 2004, we held no equity or fixed income securities that individually had an unrealized loss greater than 10%. Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses in our equity and bond portfolios, we do not believe any securities suffered an other-than-temporary decline in value as of December 31, 2004.

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2004, by contractual maturity, are shown as follows:

	Amortized	Estimated
(in thousands)	Cost	Fair Value
Total fixed income
Due in one year or less	$16,212	$16,416
Due after one year through five years	257,689	264,784
Due after five years through 10 years	517,117	533,417
Due after 10 years	370,175	372,564
Total	$1,161,193	$1,187,181

Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its asset-liability management policy.

Interest and General Corporate Expense

The 2004 rise in interest expense on debt was directly attributable to the issuance of $100 million in 10-year maturity senior notes in December 2003. Substantially all of our other interest expense in the last three years was on short-term debt with maturities of less than one year. As a result, our interest expense was heavily influenced by changes in short-term interest rates. General corporate expenses generally fluctuate relative to our executive compensation plan called Market Value Potential (MVP). This model measures comprehensive earnings against a minimum required return on our capital. Additionally, director fees, travel and compensation rose in 2004 relative to 2003, due to increased activities and liability for directors resulting from Sarbanes-Oxley compliance.

Income Taxes

Our effective tax rates were 27.2%, 24.4% and 26.4% for 2004, 2003 and 2002, respectively. The decline in 2003 was due to the tax benefit associated with the sale of an insurance shell. Effective rates are dependent upon components of pretax earnings and the related tax effects. Our pretax earnings in 2004 included $25.2 million of investment income that is wholly or partially exempt from federal income tax, compared to $21.5 million and $17.2 million in 2003 and 2002, respectively.

Investee Earnings

We maintain a 42% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses. Maui Jim’s chief executive officer owns the majority of the remaining outstanding shares of Maui Jim, Inc. In 2004, we recorded $5.0 million in earnings from this investment, compared to nearly $5.5 million in 2003 and $4.4 in 2002. Also included in this caption were $463,000 in earnings from our investment in Taylor, Bean, and Whitaker Mortgage Corp. During the fourth quarter of 2004, we converted warrants to common stock in this private mortgage origination company.

Net Unpaid Losses and Settlement Expenses

The primary liability on our balance sheet relates to unpaid losses and settlement expenses, which represents our estimated liability for losses and related settlement expenses before considering offsetting reinsurance recoverable balances. This liability can be further deconstructed into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR — incurred but not reported — reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to us. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance increased from $531.4 million at December 31, 2003 to $668.4 million as of December 31, 2004. This reflects incurred loss of $306.4 million in 2004 offset by paid losses of $169.1 million, compared to incurred losses of $279.0 million offset by $139.5 million paid in 2003. As of December 31, 2004, our net IBNR reserves represented 61.1% of total net reserves while the remainder was for case reserves. As of December 31, 2003 IBNR net reserves represented 62.3% of total net reserves.

Other Liabilities

We participate in a securities lending program where we exchange fixed income instruments for collateral from a borrower for temporary use. For use of the security, the borrower provides collateral to secure the promise to return the instrument. Generally, the collateral requirement is 102% of the value of the loaned securities to mitigate credit risk. As of December 31, 2004, fixed income securities with a fair value of $42.0 million were on loan pursuant to the security lending program. A short-term investment asset and a corresponding other liability have been recognized for the cash collateral amount. No amounts were outstanding under our security lending program as of December 31, 2003.

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

Interest Rate Risk

Our primary exposure to interest rate risk is with our fixed income investment portfolio and outstanding short-term debt instruments.

Modified duration analysis is used to measure the sensitivity of the fixed income portfolio to changes in interest rates, providing a measure of price percentage volatility. We attempt to minimize interest rate risk by matching the duration of assets to that of liabilities.

Interest rate risk will also affect our income statement due to its impact on interest expense. We maintain debt obligations that are both short term and long term in nature. Our short-term debt generally has maturities ranging from one to nine months. As a result, we assume interest rate risk in our ability to refinance these short-term debt obligations. Any rise in interest rates will cause interest expense to increase if debt levels are maintained at current levels. We will continue to monitor this outstanding short-term debt and may use operating cash flow, the available for-sale fixed income portfolio, or proceeds from any potential issuance of additional capital to pay it down — all or in part — as market conditions warrant. Our long-term debt carries a fixed interest rate. To give this the proper perspective, our short-term debt was $46.8 million at the end of 2004 and $47.6 million the prior year while operating cash flow has averaged $180.7 million over the last three years. As such, our interest expense on this obligation is not subject to changes in interest rates. As this debt is not due until 2014, we will not assume risk in our ability to refinance this debt for many years.

Equity Price Risk

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market). As measured from December 31, 1981, to December 31, 2004, our equity portfolio had a beta of 0.68 in comparison to the S&P 500. Our equity investment returns have been similar to the S&P 500 with much less volatility. This low beta statistic reflects our long-term emphasis on maintaining a conservative, value oriented, dividend-driven investment philosophy for our equity portfolio. Historically, dividend paying common stocks have demonstrated superior down-market performance characteristics.

Additional risk management techniques include:

1.               Restricting individual security weightings to no more than 5% of the equity portfolio’s market value, and

2.               Reducing the exposure to sector risk by limiting the market value that can be invested in any one particular industry sector to 25% of the equity portfolio.

Sensitivity Analysis

The tables on pages 11-12 detail information on the market risk exposure for our financial investments as of December 31, 2004. Listed on each table is the December 31, 2004, market value for our assets and the expected pretax reduction in market value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates fluctuation. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for nontrading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the market value of our investment portfolio.

As of December 31, 2004, our fixed income portfolio had a market value of $1.2 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2004, levels with all other variables held constant. Such scenarios would result in decreases in the market value of the fixed income portfolio of $56.9 million and $112.2 million, respectively. Due to our use of the held-to-maturity designation for a portion of the fixed income portfolio, the balance sheet impact of these scenarios would be lower. Furthermore, while trading securities are subject to market-driven fluctuations in our financial statements, we still maintain the ability to hold these securities to maturity, thereby reducing our risk of having to realize a loss. As of December 31, 2003, our fixed income portfolio had a market value of $1.0 billion. Given the same scenarios, the corresponding decreases in the market value of the fixed income portfolio as of the year-end 2003 were $46.0 million and $90.5 million, respectively. The potential decrease for 2004 is larger than for 2003, due to continuing purchases of fixed income investments during 2004.

As of December 31, 2004, our equity portfolio had a market value of $315.9 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10% and 20%. These scenarios would result in approximate decreases in the equity market value of $21.5 million and $43.0 million, respectively. As we designate all common stocks as available-for-sale, these market value declines would impact our balance sheet. As of December 31, 2003, our equity portfolio had a market value of $276.0 million. Given the same scenarios, the market value decreases as of year-end 2003 were $18.8 million and $37.5 million, respectively. The change between years is attributable to the increase in the equity portfolio during 2004.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the market value of our assets will increase from their present levels by the indicated amounts.

The income statement will also be impacted by interest expense. As of December 31, 2004, we had $46.8 million in short-term debt obligations. Assuming this debt level remains constant, a hypothetical 100-basis-point increase in interest rates would increase our annual interest expense by $0.5 million, and a 200-basis-point increase would increase annual interest expense by $0.9 million. Conversely, falling interest rates would result in equivalent reductions in interest expense. These numbers are not included in the following tables. As of December 31, 2003, we had $47.6 million of short-term debt outstanding. Because the amount of short-term debt outstanding at December 31, 2004, was lower than at the prior year end, the hypothetical impact of the stated scenarios would be decreased.

Table 1 (in thousands)

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/04	Interest	Equity
	Market Value	Rate Risk	Risk
Held for trading purposes Fixed maturity securities	$11,939	$(447)	$—
Total trading	11,939	(447)	—
Held for nontrading purposes Fixed maturity securities	1,175,242	(56,472)	—
Equity securities	315,875	—	(21,479)
Total nontrading	1,491,117	(56,472)	(21,479)
Total trading & nontrading	$1,503,057	$(56,919)	$(21,479)

Table 2 (in thousands)

Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

	12/31/04	Interest	Equity
	Market Value	Rate Risk	Risk
Held for trading purposes Fixed maturity securities	$11,939	$(876)	$—
Total trading	11,939	(876)	—
Held for nontrading purposes Fixed maturity securities	1,175,242	(111,337)	—
Equity securities	315,875	—	(42,958)
Total nontrading	1,491,117	(111,337)	(42,958)
Total trading & nontrading	$1,503,057	$(112,213)	$(42,958)

Table 3 (in thousands)

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/04	Interest	Equity
	Market Value	Rate Risk	Risk
Held for trading purposes Fixed maturity securities	$11,939	$444	$—
Total trading	11,939	444	—
Held for nontrading purposes Fixed maturity securities	1,175,242	54,685	—
Equity securities	315,875	—	21,479
Total nontrading	1,491,117	54,685	21,479
Total trading & nontrading	$1,503,057	$55,129	$21,479

Table 4 (in thousands)

Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

	12/31/04	Interest	Equity
	Market Value	Rate Risk	Risk
Held for trading purposes Fixed maturity securities	$11,939	$912	$—
Total trading	11,939	912	—
Held for nontrading purposes Fixed maturity securities	1,175,242	112,903	—
Equity securities	315,875	—	42,958
Total nontrading	1,491,117	112,903	42,958
Total trading & nontrading	$1,503,057	$113,815	$42,958

Liquidity and Capital Resources

Overview

We have three primary types of cash flows: (1) operating cash flows, which consist mainly of cash generated by our underwriting operations and income earned on our investment portfolio; (2) investing cash flows related to the purchase, sale and maturity of investments; and (3) financing cash flows that impact our capital structure, such as changes in debt and shares outstanding. The following table summarizes these three cash flows over the last three years.

(in thousands)	2004	2003	2002
Operating cash flows	$188,962	$191,019	$161,971
Investing cash flows	(177,189)	(283,911)	(248,123)
Financing cash flows	(11,773)	92,892	86,152
	$—	$—	$—

Our balance sheet does not reflect any cash balance because all of our funds are invested in short-term investments; primarily highly rated money market funds.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2004.

(in thousands)	Payments due by period
Contractual Obligations	Total	Less than 1 yr.	1-3 yrs.	3-5 yrs	More than 5 yrs.
Loss and settlement expense	$1,132,599	$365,919	$416,475	$175,091	$175,114
Long-term debt	100,000	—	—	—	100,000
Short-term debt	46,839	46,839	—	—	—
Capital lease	744	324	420	—	—
Operating lease	11,602	2,154	3,780	2,781	2,887
Total	$1,291,784	$415,236	$420,675	$177,872	$278,001

Loss and settlement expense reserves represent management’s best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Amounts recoverable from reinsurers on unpaid loss and settlement reserves totaled $464.2 million at December 31, 2004.

The next largest contractual obligation relates to long-term debt outstanding. On December 12, 2003, we completed a public debt offering, issuing $100 million in senior notes maturing January 15, 2014 (a 10-year maturity), and paying interest semi-annually at the rate of 5.95%. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. As of December 31, 2004, we were party to seven reverse repurchase agreements (short-term debt) totaling $46.8 million. We are not party to any off-balance sheet arrangements.

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

At December 31, 2004, we had short-term investments and other investments maturing within one year, of approximately $92.4 million and additional investments of $260.2 million maturing within five years. We maintain a $40.0 million revolving line of credit with two financial institutions. The line of credit has a three-year term that expires on May 31, 2005. As of December 31, 2004, no amounts were outstanding on this facility.

We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have generated positive operating cash flow for the last ten years. In the most recent three years ended December 31, 2004, 2003 and 2002 our operating cash flow was $189.0 million, $191.0 million, and $162.0 million, respectively. The primary factor in our ability to generate positive operating cash flow is underwriting profitability. If we are not able to continue generating positive operating cash flow, we may have to sell investment securities, some of which might be sold at a loss.

Operating Activities

The following table highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Reinsurance losses and settlement expenses	Ceded premium to reinsurers Commissions paid
Investment income (interest & dividends)	Operating expenses Interest expense Income taxes

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period. Our largest cash outflow is for claims that arise when a customer incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends — another source of cash. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes, interest expense and other operating expenses. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive from our customers to our reinsurers, and collect cash back when losses subject to our reinsurance coverage are incurred.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. We are subject to the risk of incurring significant losses on catastrophes, both natural and man-made, such as earthquakes, hurricanes and terrorism. If we were to incur such losses, we would have to make significant claims payments in a relatively concentrated period of time.

Investing Activities

The following table highlights some of the major sources and uses of cash flow from investing activities:

Sources	Uses
Proceeds from bonds sold, called or matured	Purchase of bonds
Proceeds from stocks sold	Purchase of stocks

We maintain a well-diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2004, our portfolio had a book value of $1.6 billion. Invested assets at December 31, 2004, increased by $236.4 million, or 18%, from December 31, 2003. Contributing to this increase was the investment of cash flows from operations.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations, then generate long-term growth in shareholders’ equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in a conservative equity portfolio. As of December 31, 2004, 50.6% of our shareholders’ equity was invested in common stocks, as compared to 49.8% at both December 31, 2003 and 2002.

We currently classify 13% of the securities in our fixed income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Other portions of the fixed income portfolio are classified as available-for-sale (86%)

or trading (1%) and are carried at fair market value. As of December 31, 2004, we maintained $1.02 billion in fixed income securities within the available-for-sale and trading classifications. The available-for-sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

Our fixed income portfolio is managed for safety, focusing on securities of the highest ratings and liquidity. Yield is of secondary importance behind the preservation of capital. The equity portfolio is managed for long-term growth, maintaining a conservative, value-oriented approach. This philosophy of portfolio diversification, management style, and asset allocation allows us to maximize overall returns with the least amount of risk.

In each of the last three years, a significant portion of available cash flow has been invested into fixed income investments. Our bond portfolio comprised 75.0% of our total 2004 portfolio, where it represented 76.8% of the total at December 31, 2003, and 72.5% of the total as of December 31, 2002. Our fixed income portfolio consists almost entirely of bonds rated investment grade by Standard & Poor’s and Moody’s. As of December 31, 2004, our fixed income portfolio contained 64.2% AAA/treasury/agency bonds, 14.8% AA-rated bonds, 15.1% A-rated bonds and 5.9% BBB-rated bonds.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2004, our duration was 4.91 years. Our fixed income portfolio remained well diversified, with 649 individual issues as of December 31, 2004. During 2004, the total return on our bond portfolio on a tax-equivalent, mark-to-market basis was 4.7%.

In addition, at December 31, 2004, our equity portfolio had a value of $315.9 million, all of which is classified as available-for-sale and is also a source of liquidity. The securities within the equity portfolio remain primarily invested in large-cap issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes. As with our bond portfolio, we maintain a well-diversified group of 106 equity securities. During 2004, the total return on our equity portfolio on a mark-to-market basis was 13.1%.

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
Shares issued under stock option plans

Our capital structure is comprised of equity and debt outstanding. As of December 31, 2004, our capital structure consisted of $100.0 million in 10-year maturity senior notes (long-term debt), $46.8 million in reverse repurchase debt agreements (short-term debt), and $623.7 million of shareholders’ equity. Debt outstanding comprised 19% of total capital as of December 31, 2004.

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

Our 115th consecutive dividend payment was declared in the first quarter of 2005 and will be paid on April 15, 2005, in the amount of $0.14 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authority of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10% of RLI Insurance Company’s policyholder surplus as of December 31 of the preceding year or its net income for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 2005 without prior approval is $60.6 million. The actual amount paid in 2004 was $19.6 million.

In July 1997, we implemented a 4.5 million-share common stock repurchase program. Although 560,000 shares remained authorized no repurchases have been made since 2001 and we are not currently pursuing any share repurchases.

Outlook for 2005

The insurance marketplace, and in particular the excess and surplus segment, is subject to cycles involving alternating periods of price increases and decreases. Beginning in 2001, conditions in the insurance marketplace have been extremely favorable as evidenced by increasing pricing, favorable terms and conditions, and improved underwriting profitability. The years 2001 and 2002 represented the fastest growth rates in pricing and premiums in the current marketplace cycle. However, 2003 and 2004 have seen continued but decelerating growth rates. In 2005, the insurance marketplace is expected to continue to experience declining premium growth rates that were in evidence during 2004. Certainly, this will vary greatly between our various coverages, and we do expect to experience marginal organic growth in 2005. It is also generally predicted that favorable loss trends will drive combined ratios lower, absent any specific catastrophe. We believe we are well positioned to continue to deliver strong underwriting profit in our casualty segment. Absent catastrophes, the property segment is expected to generate healthy returns as well. Our surety segment is poised to deliver underwriting profit after three years of losses. Specific details regarding events in our business segments follow.

Casualty

We expect generally stable premium volume in 2005, relative to 2004, as we will not pursue risks outside our required return guidelines for the sake of growth. We believe that pricing in the overall casualty insurance marketplace will remain generally stable, as companies continue sound underwriting practices in a low interest rate environment. There is, however, the risk that pricing will deteriorate if the level of capital in the industry continues to grow and if interest rates increase, allowing for investment returns to offset declines in some organizations’ underwriting discipline. This outlook varies slightly by coverage as we find competitive pressures across the board. We anticipate continued profitability in 2005 as a result of our ability to select quality risks. As volume levels off, some pressure to the expense ratio may occur without a significant impact on expected underwriting profit. Our 2004 underwriting results were positively influenced by a reduction in reserves related to prior years — a $9.7 million pretax impact —that can not be expected to reoccur.

Property

While this segment has experienced sharp declines in premiums the last two years, it is expected that the rate of decline will slow during 2005, leaving premiums fl at to slightly down by comparison to 2004. Despite the 2004 hurricane impact, which depressed underwriting profits by $17 million pretax, property loss experience has been exemplary over the last three years and it would be imprudent to expect considerable improvement.

Surety

Having addressed the loss experience issues related to our contract surety coverage over the last three years, additional underwriting staff and improving marketplace conditions should contribute to some growth in 2005. It is further expected that the surety segment will make a return to profitability in 2005 after a break-even 2004, as corrective underwriting actions taken in the last two years prove effective.

Investments

Within our investment portfolio, we expect to continue to increase investment income as the balance of our portfolio grows from operating and investing cash flow. Interest rates for bonds with maturities of greater than five years, where a majority of our fixed income portfolio is concentrated, have remained relatively stable in the last couple of years, although they are below the historical average. If interest rates increase, we will be able to invest our cash flow into higher-yielding investments which would improve investment income. However, rising interest rates will depress the value of our bond portfolio which will negatively impact comprehensive earnings and book value. Twenty percent of our portfolio is invested in common stocks. While we expect the dividend income on these stocks to remain stable, the value of this portfolio will be dictated by the performance of the general stock market, which is difficult to predict. We do not expect to make any significant changes to the risk profile of our investment portfolio in 2005.

Accounting Standards

In December 2002, the Financial Accounting Standards Board (FASB) published SFAS 148, “Accounting for Stock- Based Compensation — Transition and Disclosure.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” and provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Because we have not elected to adopt the fair-value-based method of accounting for stock compensation, the transitional provisions of this statement did not impact us. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation, including disclosures in interim financial statements. The transition guidance and annual disclosure provisions of SFAS 148 were effective for fiscal years ending after December 15, 2002. The disclosure provisions became effective for annual reporting in 2002 and interim reporting in 2003. In December 2004, the FASB revised Statement No. 123 (SFAS 123R), “Share-Based Payment,” which requires companies to expense the estimated fair value of employee stock options and similar awards. The accounting provisions of SFAS 123R will be effective for interim periods beginning after June 15, 2005. We are in the process of determining how the new method of valuing stock-based compensation as prescribed in SFAS 123R will be applied to valuing stock-based awards granted, modified or vested after the effective date and the impact the recognition of compensation expense related to such awards will have on our financial statements.

In January 2003, the FASB issued FASB Interpretation o. 46 (FIN 46), “Consolidation of Variable Interest Entities.” In December 2003, a revised interpretation of FIN 46 (FIN 46-R) was issued. FIN 46-R requires that certain variable interest entities be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We do not currently have any investments in entities that we believe are variable interest entities for which we are the primary beneficiary.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 was designed to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. With some exception, this statement is effective on a prospective basis for contracts entered into or modified after June 30, 2003. We have no affected contracts.

In March 2004, the FASB issued Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments” which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted for our year ended December 31, 2004. We will evaluate the effect, if any, of EITF 03-1 when final guidance is released.

In June 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF Issue No. 02-14 are effective for the first quarter of fiscal 2005. We have determined that this will not impact us as we are not party to any such agreements.

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

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. “Control” is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries’ states of domicile or commercial domicile, if any, and may require preacquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

Other regulations impose restrictions on the amount and type of investments our insurance company subsidiaries may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by filing, reporting and examination requirements. Marketplace oversight is conducted by monitoring and periodically examining trade practices, approving policy forms, licensing of agents and brokers, and requiring the filing and in some cases, approval, of premiums and commission rates to ensure they are fair and equitable. Such restrictions may limit the ability of our insurance company subsidiaries to introduce new products or implement desired changes to current premium rates or policy forms. Financial solvency is monitored by minimum reserve and capital requirements (including risk-based capital requirements), periodic reporting procedures (annually, quarterly, or more frequently if necessary), and periodic examinations.

The quarterly and annual financial reports to the states utilize statutory accounting principles that are different from GAAP, which show the business as a going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a solvency concept.

Under state insurance laws, our insurance company subsidiaries cannot treat reinsurance ceded to an unlicensed or non-accredited reinsurer as an asset or as a deduction from its liabilities in their statutory financial statements, except to the extent that the reinsurer has provided collateral security in an approved form, such as a letter of credit. As of December 31, 2004, $1.2 million of our reinsurance recoverables were due from unlicensed or non-accredited reinsurers that had not provided us with approved collateral.

Many jurisdictions have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to marketplace disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable marketplaces.

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

In addition to monitoring our existing regulatory obligations, we are also monitoring developments in the following areas to determine the potential effect on our business and prepare for our legal compliance:

Broker Contingent Commission

In 2004, the New York attorney general began an investigation into insurance broker activities connected with contingent commission agreements. The investigation led to lawsuits and prompted other attorneys general and state insurance departments to conduct further investigations. We have responded to all inquiries from state attorneys general and insurance departments. We also conducted an internal investigation of our contingent commission arrangements and related underwriting practices and found no improper actions. We have also established a corporate policy regarding the proper use and authorization of contingent commission agreements. The National Association of Insurance Commissioners (NAIC) has proposed a model act on these agreements for agents and brokers, and several states have indicated they will adopt the model act or some variation of the proposed act. We continue to closely monitor all proposals.

Terrorism Exclusion Regulatory Activity

After the events of September 11, 2001, the NAIC urged states to grant conditional approval to commercial lines endorsements that excluded coverage for acts of terrorism consistent with language developed by the Insurance Services Office, Inc (ISO). The ISO endorsement included certain coverage limitations. Many states allowed the endorsements for commercial lines, but rejected such exclusions for personal exposures.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (TRIA) became law. The act provides for a federal backstop for terrorism losses as defined by the act and certified by the secretary of the treasury in concurrence with the secretary of state and the U.S. attorney general. Under TRIA, coverage provided for losses caused by acts of terrorism is partially reimbursed by the United States under a formula whereby the government pays 90% of covered terrorism losses exceeding a prescribed deductible to the insurance company providing the coverage. The deductible is calculated as 15% of gross earned premium net of a few excludable lines. Coverage under the act must be made available, with certain limited exceptions, in all commercial property and casualty policies. The immediate effect, as regards state regulation, was to nullify terrorism exclusions to the extent they exclude losses that would otherwise be covered under the act. We are in compliance with the requirements of TRIA and have made terrorism coverage available to policyholders. Given the challenges associated with attempting to assess the potentiality of future acts of terror exposures and assign an appropriate price to the risk, we have taken a conservative underwriting position on most of our products. In 2004, the House Financial Services Committee approved an extension of TRIA to December 31, 2007. It is expected that Congress will vote on the extension in mid-2005, or the act will expire on December 31, 2005. We would support extension of TRIA.

Privacy

As mandated by the federal Gramm-Leach-Bliley Act, enacted in 1999, the individual states continue to promulgate and refine regulations that require financial institutions, including insurance licensees, to take certain steps to protect the privacy of certain consumer and customer information relating to products or services primarily for personal, family or household purposes. A recent NAIC initiative that impacted the insurance industry in 2001 was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of this act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of customer information. Our insurance subsidiaries have implemented procedures to comply with the act’s related privacy requirements. During 2004, states continued to pass legislation on privacy notice measurements and sharing information between affiliates. We continue to monitor our procedures for compliance.

OFAC

The treasury department’s Office of Foreign Asset Control (OFAC) maintains a list of “Specifically Designated Nationals and Blocked Persons” (SDN List). The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations and/or drug traffickers. OFAC’s regulations prohibit insurers, among others, from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers’ responsibilities with respect to the SDN List has increased significantly since September 11. Our insurance subsidiaries have implemented procedures to comply with OFAC’s SDN List regulations.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, enacted on July 30, 2002, presents a significant expansion of securities law regulation of corporate governance, accounting practices, reporting and disclosure that affects publicly traded companies. The act, in part, sets forth requirements for certification by company CEOs and CFOs of certain reports filed with the SEC, disclosures pertaining to the adoption of a code of ethics applicable to certain management personnel, and safeguards against actions to fraudulently influence, manipulate or mislead independent public or certified accountants of the issuer’s financial statements. It also requires stronger guidance for development and evaluation of internal control procedures, as well as provisions pertaining to a company’s audit committee of the board of directors. As required by Section 404 of the act and under the supervision from and participation of management, including executive management, we have completed an initial evaluation of our internal control system including all design, assessment, documentation, and testing phases. This evaluation produced improvements in documentation, access controls, and segregation of duties. We identified deficiencies and completed an evaluation, which resulted in the identification of no material weaknesses. We have also implemented a process to further investigate and, where necessary, remediate deficiencies.

The proliferation of changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies including ours. The lack of specificity in this area results in varying interpretations of practical application that hamper implementation efforts. The compliance effort regarding the Sarbanes-Oxley Act required significant involvement of managerial time as well as increased general and administrative costs in making our assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment. Incremental costs in 2004 associated with this effort totaled $1.9 million. Virtually all of these costs will continue and could increase depending on evolving compliance issues. The continued promulgation of such laws, regulations, and standards poses a risk regarding the diversion of management resources from core revenue-generating activities.

Asbestos Litigation Reform

Congress is contemplating a bill to require manufacturers and insurers to fund liabilities for asbestos exposure to provide for a remedy for all asbestos-related claims, pending and future. The proposal calls for funding in the amount of $140 billion. The bill further provides that in the event the fund is exhausted, those individuals not fully compensated would be allowed to pursue claims through the court system. We continue to monitor our expected exposure and do not perceive a significant risk.

Class Action Reform

We are monitoring proposed legislation that would curtail forum shopping and allow defendants to move large national class action cases to federal courts. The legislation also includes provisions to protect consumer class members on matters such as non-cash settlements and written settlement information. We view this as favorable legislation to us and the industry.

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

Federal Insurance Charter

The Senate Commerce Committee recently has held hearings on federal involvement in the regulation of the insurance industry. The hearings included a discussion of a proposed federal charter that would allow companies to operate under federal, rather than state, regulation. Any proposed legislation would have a significant impact on the insurance industry, and we continue to monitor all proposals. We anticipate there will be further legislative activity during 2005.

Corporate Compliance

We have a code of conduct, corporate governance guidelines, and compliance manual, which provide directors, of. officers and employees with guidance on complying with a variety of federal and state laws. Electronic versions of these documents, as well as the following documents, are available on our website (www. rlicorp.com): 2004 summary annual report; 2004 financial report; 2005 proxy statement; annual report to securities and exchange commission (form 10-K); and charters of the executive resources, audit, finance and investment, and nominating/corporate governance committees. Printed copies of these documents are available upon request without charge to any shareholder.

Licenses and Trademarks

RLI Insurance Company has a software license and services agreement with Risk Management Solutions, Inc. for the modeling of natural hazard catastrophes. The license is renewed on an annual basis. RLI Insurance Company has a perpetual license with AIG Technology Enterprises, Inc. for policy management, claims processing, premium accounting, le maintenance, financial/managementreporting, reinsurance processing and statistical reporting. We also enter into other software licensing agreements in the ordinary course of business.

RLI Insurance Company obtained service mark registration of the letters “RLI” in 1998, “eRLI” and “RLINK” in 2000 and “EFIDUCIARY” in 2002, and “Surety America” and “Underwriters Indemnity” in 2004 in the U.S. Patent and Trademark Office. Such registrations protect the marks nationwide from deceptively similar use. The duration of these registrations is ten years unless renewed.

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

CONSOLIDATED BALANCE SHEETS

The accompanying notes are an integral part of the consolidated financial statements.

	December 31,
(in thousands, except share data)	2004	2003
Assets
Investments:
Fixed maturities:
Available-for-sale, at fair value (amortized cost — $992,650 in 2004 and $817,205 in 2003)	$1,008,949	$835,229
Held-to-maturity, at amortized cost (fair value — $166,293 in 2004 and $195,047 in 2003)	156,787	180,700
Trading, at fair value (amortized cost — $11,756 in 2004 and $7,946 in 2003)	11,939	8,406
Equity securities available-for-sale, at fair value (cost — $169,479 in 2004 and $144,550 in 2003)	315,875	276,021
Short-term investments, at cost which approximates fair value	76,168	33,004
Total investments	1,569,718	1,333,360
Cash	—	—
Accrued investment income	15,183	12,915
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $16,164 in 2004 and $11,220 in 2003	146,667	152,860
Ceded unearned premiums	101,446	101,748
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $13,837 in 2004 and $13,569 in 2003	464,180	372,048
Deferred policy acquisition costs, net	67,146	63,737
Property and equipment, at cost, net of accumulated depreciation of $36,777 in 2004 and $34,647 in 2003	18,335	18,616
Investment in unconsolidated investees	43,398	30,683
Goodwill, net of accumulated amortization of $4,700 in 2004 and 2003	26,214	26,214
Other assets	16,488	22,183
Total assets	$2,468,775	$2,134,364
Liabilities and shareholders’ equity
Liabilities:
Unpaid losses and settlement expenses	$1,132,599	$903,441
Unearned premiums	367,205	367,642
Reinsurance balances payable	78,062	92,382
Notes payable, short-term debt	46,839	47,560
Income taxes — current	11,612	7,152
Income taxes — deferred	38,966	38,818
Bonds payable, long-term debt	100,000	100,000
Other liabilities	69,831	23,235
Total liabilities	1,845,114	1,580,230
Shareholders’ equity:
Common stock ($1 par value, authorized 50,000,000 shares, issued 31,108,607 shares in 2004 and 30,957,837 shares in 2003)	31,109	30,958
Paid-in capital	180,592	179,684
Accumulated other comprehensive earnings net of tax	106,017	97,699
Retained earnings	386,968	326,808
Deferred compensation	6,891	6,069
Treasury stock, at cost (5,792,753 shares in 2004 and 5,792,487 shares in 2003)	(87,916)	(87,084)
Total shareholders’ equity	623,661	554,134
Total liabilities and shareholders’ equity	$2,468,775	$2,134,364

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

The accompanying notes are an integral part of the consolidated financial statements.

	Years ended December 31,
(in thousands, except per share data)	2004	2003	2002
Net premiums earned	$511,348	$463,597	$348,065
Net investment income	54,087	44,151	37,640
Net realized investment gains (losses)	13,365	12,138	(3,552)
Consolidated revenue	578,800	519,886	382,153
Losses and settlement expenses	306,131	278,990	203,122
Policy acquisition costs	134,595	119,281	105,543
Insurance operating expenses	30,731	27,989	23,792
Interest expense on debt	6,894	1,010	1,860
General corporate expenses	5,536	3,886	3,505
Total expenses	483,887	431,156	337,822
Equity in earnings of unconsolidated investees	5,429	5,548	4,397
Earnings before income taxes and cumulative effect	100,342	94,278	48,728
Income tax expense (benefit):
Current	32,495	23,760	18,494
Deferred	(5,189)	(773)	(5,618)
Income tax expense	27,306	22,987	12,876
Net earnings	$73,036	$71,291	$35,852
Other comprehensive earnings (loss), net of tax
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$16,871	$31,793	$(24,538)
Less: Reclassification adjustment for gains (losses) included in net earnings	(8,553)	(5,391)	2,359
Other comprehensive earnings (loss)	8,318	26,402	(22,179)
Comprehensive earnings	$81,354	$97,693	$13,673
Earnings per share:
Basic
Net earnings per share	$2.90	$2.84	$1.80
Comprehensive earnings per share	$3.23	$3.89	$0.69
Diluted
Net earnings per share	$2.80	$2.76	$1.75
Comprehensive earnings per share	$3.12	$3.78	$0.67
Weighted average number of common shares outstanding:
Basic	25,223	25,120	19,937
Diluted	26,093	25,846	20,512

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except per share data)	Total Shareholders’ Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Treasury Stock at Cost
Balance, January 1, 2002	$335,432	$12,821	$73,181	$93,476	$237,006	$6,040	$(87,092)
Net earnings	35,852				35,852
Other comprehensive loss, net of tax	(22,179)			(22,179)
2-for-1 stock split	—	12,835	(12,835)
Shares issued from public offering, less costs	114,620	4,800	109,820
Treasury shares reissued (24,573 shares)	634		575				59
Adjustment to accounting for deferred compensation plans	—					(509)	509
Shares issued from exercise of stock options	431	17	414
Other capital items, including CatEPuts amortization	(950)		(950)
Dividends declared ($.35 per share)	(7,285)				(7,285)
Balance, December 31, 2002	$456,555	$30,473	$170,205	$71,297	$265,573	$5,531	$(86,524)
Net earnings	71,291				71,291
Other comprehensive earnings, net of tax	26,402			26,402
Shares issued from public offering, less costs	10,048	420	9,628
Treasury shares purchased (798 shares)	(22)						(22)
Adjustment to accounting for deferred compensation plans	—					538	(538)
Shares issued from exercise of stock options	708	65	643
Other capital items, including CatEPuts amortization	(792)		(792)
Dividends declared ($.40 per share)	(10,056)				(10,056)
Balance, December 31, 2003	$554,134	$30,958	$179,684	$97,699	$326,808	$6,069	$(87,084)
Net earnings	73,036				73,036
Other comprehensive earnings, net of tax	8,318			8,318
Treasury shares purchased (266 shares)	(10)						(10)
Adjustment to accounting for deferred compensation plans						822	(822)
Shares issued from exercise of stock options	1,059	151	908
Dividends declared ($.51 per share)	(12,876)				(12,876)
Balance, December 31, 2004	$623,661	$31,109	$180,592	$106,017	$386,968	$6,891	$(87,916)

CONSOLIDATED STATEMENTS OF CASH FLOWS

The accompanying notes are an integral part of the consolidated financial statements.

	Years ended December 31,
(in thousands)	2004	2003	2002
Cash flows from operating activities
Net earnings	$73,036	$71,291	$35,852
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net realized investment gains (losses)	(13,365)	(12,138)	3,552
Depreciation	3,033	3,234	3,546
Other items, net	10,738	164	(884)
Change in: Accrued investment income	(2,378)	(5,209)	(3,392)
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	6,193	(30,602)	(17,090)
Reinsurance balances payable	(14,320)	14,151	19,793
Ceded unearned premium	302	(6,342)	(28,780)
Reinsurance balances recoverable on unpaid losses	(92,132)	(31,162)	(63,631)
Deferred policy acquisition costs	(3,409)	(3,635)	(7,230)
Accounts payable and accrued expenses	2,411	5,107	6,801
Unpaid losses and settlement expenses	229,158	170,603	128,333
Unearned premiums	(437)	16,839	94,353
Income taxes: Current	4,460	5,365	1,102
Deferred	(5,189)	(773)	(5,618)
Changes in investment in unconsolidated investees: Undistributed earnings	(5,429)	(5,548)	(4,397)
Net proceeds from trading portfolio activity	(3,710)	(326)	(339)
Net cash provided by operating activities	$188,962	$191,019	$161,971
Cash flows from investing activities
Purchase of: Fixed maturities, held-to-maturity	$—	$(3,002)	$(7,568)
Fixed maturities, available-for-sale	(360,162)	(508,785)	(354,137)
Equity securities, available-for-sale	(58,675)	(31,505)	(47,867)
Short-term investments, net	(2,219)	—	—
Property and equipment	(4,051)	(4,403)	(3,397)
Proceeds from sale of: Fixed maturities, held-to-maturity	—	6,340	—
Fixed maturities, available-for-sale	108,088	116,047	57,085
Equity securities, available-for-sale	39,638	31,907	46,008
Short-term investments, net	—	13,816	1,305
Property and equipment	1,298	311	533
Insurance shell (UIH)	—	5,100	—
Proceeds from call or maturity of: Fixed maturities, held-to-maturity	24,080	48,079	38,657
Fixed maturities, available-for-sale	71,814	40,684	19,758
Note receivable	3,000	1,500	1,500
Net cash used in investing activities	$(177,189)	$(283,911)	$(248,123)
Cash flows from financing activities
Proceeds from stock offering	$—	$10,048	$114,620
Proceeds from issuance of long-term debt — bonds	—	98,463	—
Proceeds from issuance of short-term debt	366	1,185	11,380
Payment on short-term debt	(1,088)	(7,981)	(34,263)
Shares issued under stock option plan	1,059	708	431
Treasury shares purchased	(10)	(22)	—
Treasury shares reissued	—	—	634
Cash dividends paid	(12,100)	(9,509)	(6,650)
Net cash provided by (used in) financing activities	$(11,773)	$92,892	$86,152
Net decrease in cash	—	—	—
Cash at beginning of year	—	—	—
Cash at end of year	$—	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

A. Description of business: We are a holding company that, through our subsidiaries, underwrites selected property and casualty insurance products.

We conduct operations principally through three insurance companies. RLI Insurance Company (RLI), our principal subsidiary, writes multiple lines insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. RLI Indemnity Company (RIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines insurance on an admitted basis in 48 states and the District of Columbia.

B. Principles of consolidation and basis of presentation: The accompanying consolidated financialstatements were prepared in conformity with GAAP (accounting principles generally accepted in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years’ financial statements to conform with the classifications used in 2004.

C. Investments: In compliance with Statement of Financial Accounting Standards (SFAS) 115, “Accounting for Certain Investments in Debt and Equity Securities,” we classify our investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: available-for-sale, held-to-maturity or trading.

Available-For-Sale Securities — Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. All of our equity securities and approximately 86% of debt securities are classified as available-for-sale.

Held-to-Maturity Securities — Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not refected in the financial statements. We have classified approximately 13% of our debt securities portfolio as held-to -maturity.

Trading Securities — Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. We have classified approximately 1% of our debt securities portfolio as trading.

For the years ended December 31, 2004, 2003 and 2002, no securities were transferred from held-to-maturity to available-for-sale or trading.

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

Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities using the scientific yield to worst method. Dividends on equity securities are credited to earnings on the ex-dividend date.

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

In March 2001, the FASB adopted the guidance set forth in Derivatives Implementation Group (DIG) Issue A17, “Contracts That Provide for Net Share Settlement.” Based on this guidance, we determined that stock warrants received in conjunction with the purchase of a note receivable qualified as derivatives under SFAS 133. Therefore, in accordancewith the transition provisions of SFAS 133, we accounted for these warrants as derivatives effective April 1, 2001.

During 2004, we owned warrants in a private mortgage origination company that were received in conjunction with the purchase of a note receivable, and which were accounted for as derivative instruments under SFAS 133. During 2004, we recognized $110,000 of investment income representing the change in fair value of the warrants. During 2003 and 2002, we recorded $1.7 million and $1.8 million, respectively, in net investment income to recognize the current period change in the fair value of these stock warrants. On October 11, 2004, we converted our warrants into common shares, bringing our total ownership to 21%. These common shares are accounted for as an investment in unconsolidated investees (see note 1J for further discussion).

D. Reinsurance: Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders.

We continuously monitor the financial condition of our reinsurers. Our policy is to periodically charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from troubled or insolvent reinsurers. We believe that current reserve levels for uncollectible reinsurance are sufficient to cover our exposures.

E. Unpaid losses and settlement expenses: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on us. Based on the current assumptions used in calculating reserves, management believes that our overall reserve levels at December 31, 2004, are adequate to meet our future obligations. See note 6 for a further discussion of unpaid losses and settlement expenses.

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

I. Intangible assets: In July 2001, the FASB issued SFAS 141 “Business Combinations,” effective for all business combinations initiated after June 30, 2001, and SFAS 142 “Accounting for Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and indefinite lived intangible assets will remain on the balance sheet and not be amortized. Intangible assets with a definite life will continue to be amortized over their estimated useful lives. SFAS 142 establishes a new method of testing goodwill for impairment. These assets must be tested for impairment on an annual basis or when there is reason to suspect that their values may have been diminished or impaired. The amount of goodwill determined to be impaired will be expensed to current operations. Prior to the adoption of SFAS 141 and 142, goodwill was amortized on a straight-line basis for financial statement purposes over periods ranging from 10 to 20 years. Periodic reviews of the recoverability of goodwill were performed by assessing undiscounted cashflows of future operations.

Goodwill and indefinite-lived intangible assets relating to our surety segment are listed as a separate item on the balance sheet, and totaled $26.2 million at December 31, 2004 and 2003. In conjunction with the sale of an insurance company shell in July 2003, we recorded a $1.7 million reduction to indefinite-lived intangible assets, which represented the unamortized value of insurance licenses sold during this transaction. Through impairment testing performed during 2004 pursuant to the requirements of SFAS 142, these assets do not appear to be impaired.

Definite-lived intangible assets that continue to be amortized under SFAS 142 relate to our purchase of customer-related and marketing-related intangibles. These intangibles have useful lives ranging from five to 10 years. Amortization of intangible assets was $1.3 million for 2004, compared to $670,000 in 2003 and $478,000 in 2002. Amortization expense in 2004 includes $674,000 of additional expense recorded, pursuant to our review of the recoverability of the definite-lived intangible asset relating to contract surety. Definite-lived intangibles are subject to review for impairment pursuant to the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires, among other things, that we review our long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. During 2004, we reviewed the recoverability of the definite-lived intangible asset relating to contract surety. In accordance with SFAS 144, this asset was tested for impairment by comparing the asset’s projected undiscounted cashflows to its carrying value. Results of these tests indicated the asset was not recoverable. We recorded $674,000 of amortization expense. Subsequent to this adjustment, this asset has a carrying value of $0.

Amortization expense on intangible assets will average $425,000 in 2005 and 2006, decreasing to $170,000 in 2007. At December 31, 2004, net intangible assets totaled $1.0 million, net of $4.7 million of accumulated amortization, and are included in other assets. At December 31, 2003, net intangible assets totaled $2.3 million, net of $3.4 million of accumulated amortization.

J. Investment in unconsolidated investees: We maintain a 42% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. Maui Jim’s chief executive officer owns the majority of the remaining outstanding shares of Maui Jim, Inc. Our investment in Maui Jim, Inc. was $35.9 million in 2004 and $30.7 million in 2003. In 2004, we recorded $5.0 million in investee earnings compared to $5.5 million in 2003 and $4.4 million in 2002. Summarized financial information for Maui Jim, Inc. for 2004 is as follows: current assets $61.3 million, total assets $90.4 million, current liabilities $21.1 million, total liabilities $25.5 million, and total equity of $64.9 million. For 2003, these same captions were as follows: current assets $50.9 million, total assets $80.6 million, current liabilities $21.0 million, total liabilities $27.3 million, and total equity of $53.3 million. Maui Jim, Inc. recorded net income of $10.9 million for 2004, $14.0 million for 2003, and $9.8 million for 2002. Approximately $23.3 million of undistributed earnings from Maui Jim, Inc. are included in our retained earnings as of December 31. 2004.

On October 11, 2004, we converted our warrants in a private mortgage origination company, Taylor, Bean & Whitaker Mortgage Corp. (TBW), into common shares. The resulting 21% ownership is accounted for by the equity method. TBW’s chairman owns the majority of the remaining outstanding shares of TBW. Our investment in TBW was $7.5 million as of December 31, 2004 and contributed $0.5 million of investee earnings during the fourth quarter of 2004. Approximately $4.5 million of undistributed earnings from TBW are included in our retained earnings as of December 31, 2004.

K. Income taxes: We file a consolidated income tax return. Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of ‘‘temporarydifferences’’ by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses, and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

L. Earnings per share: Pursuant to disclosure requirements contained in SFAS 128, “Earnings per Share,” the following represents a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations contained in the financial statements.

(in thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per Share Amount

For the year ended December 31, 2004
Basic EPS
Income available to common shareholders	$73,036	25,223	$2.90
Stock options	—	870
Diluted EPS
Income available to common shareholders and assumed conversions	$73,036	26,093	2.80
For the year ended December 31, 2003
Basic EPS
Income available to common shareholders	$71,291	25,120	$2.84
Stock options	—	726
Diluted EPS
Income available to common shareholders and assumed conversions	$71,291	25,846	$2.76
For the year ended December 31, 2002
Basic EPS
Income available to common shareholders	$35,852	19,937	$1.80
Stock options	—	575
Diluted EPS
Income available to common shareholders and assumed conversions	$35,852	20,512	$1.75

M. Comprehensive earnings: The difference between reporting our net and comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax. Traditional reporting of net earnings directly credits or charges shareholders’ equity with unrealized gains/ losses, rather than including them in earnings. In reporting the components of comprehensive earnings on a net basis in the income statement, we have used a 35% tax rate. Other comprehensive income (loss), as shown, is net of tax expense (benefit) of $4.5 million, $14.2 million, and ($11.9 million), respectively, for 2004, 2003 and 2002.

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

O. Stock based compensation: In December 2002, the FASB published SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amended SFAS 123, “Accounting for Stock-Based Compensation” and provided alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123, requiring more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation, including disclosures in interim financial statements. The disclosure provisions are summarized in the following stock based compensation section.

We grant to officers, directors and other employees stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant. We account for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and accordingly recognize no compensation expense for the stock option grants.

Had compensation cost for the plan been determined consistent with SFAS 123, our net income and earnings per share would have been reduced to the following pro forma amounts:

	Year ended December 31,
(in thousands, except per share data)	2004	2003	2002
Net income, as reported	$73,036	$71,291	$35,852
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Deduct: total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,941)	(1,679)	(1,513)
Pro forma net income	$71,095	$69,612	$34,339
Earnings per share:
Basic—as reported	$2.90	$2.84	$1.80
Basic—pro forma	$2.82	$2.77	$1.72
Diluted—Diluted as reported	$2.80	$2.76	$1.75
Diluted—Diluted pro forma	$2.72	$2.69	$1.67

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

Catastrophe Exposures

Our past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods and windstorms are covered by certain of our property policies. We have a concentration of such coverages in California (39% of gross property premiums written during 2004). Using computer-assisted modeling techniques, we monitor and manage our exposure to catastrophic events. Additionally, we further limit our risk to such catastrophes through the purchase of reinsurance. In 2004, our property underwriting was supported by $350.0 million in traditional catastrophe reinsurance protection, subject to certain retentions by us. At January 1, 2005, we restructured our reinsurance program increasing our traditional catastrophe reinsurance protection to $400.0 million, subject to certain retentions by us. At the same time, we reduced our limit available under our per risk excess of loss earthquake protection by the corresponding amount, while maintaining the same limit of coverage. We also increased our California earthquake attachment by $3.75 million. In total, these changes will result in an estimated $1.9 million reduction in our catastrophe program ceded premium.

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

External Factors

Our insurance subsidiaries are highly regulated by the states in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various products. We are also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. We generally accrue an assessment during the period in which it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated. In 2002, we recorded $600,000 of assessments related to Reliance Insurance Company. In 2003 and 2004, we did not incur any material assessments.

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

Q. Other matters: On July 1, 2003, we sold an insurance company shell, Lexon Holding Company (formerly known as UIH, Inc.), and its insurance subsidiary, Lexon Insurance Company (formerly known as Underwriters Indemnity Company, or UIC), to a group of private investors. As part of the sale, we retained the right to use the Underwriters Indemnity name. This transaction, which was recognized in the third quarter of 2003, resulted in an after-tax gain of $6.9 million, $0.27 per diluted share. This gain relates to the value of licenses sold and certain tax benefits associated with a tax loss on the sale of this shell.

Additionally, we recorded a $1.7 million reduction to indefinite-lived intangible assets, which represented the unamortized value of insurance licenses sold during this transaction.

In conjunction with the sale of the shell, in-force business was assumed by one of our other insurance subsidiaries, RLI Insurance Company. The sale of this shell has had no material impact on our ongoing insurance operations.

2. Investments

A summary of net investment income is as follows:

Investment Income (in thousands)	2004	2003	2002
Interest on fixed maturities	$49,657	$38,701	$30,908
Dividends on equity securities	8,919	7,316	7,261
Appreciation in private equity warrants	110	1,748	1,808
Interest on short-term investments	621	691	1,052
Gross investment income	59,307	48,456	41,029
Less investment expenses	(5,220)	(4,305)	(3,389)
Net investment income	$54,087	$44,151	$37,640

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

Realized/unrealized gains (in thousands)	2004	2003	2002
Net realized investment gains (losses)
Fixed maturities
Available-for-sale	$335	$1,372	$1,294
Held-to-maturity	126	391	74
Trading	(154)	(107)	292
Equity securities	12,824	6,922	(4,923)
Sale of insurance shell (UIH, Inc.)	—	3,422	—
Other	234	138	(289)
	13,365	12,138	(3,552)
Net changes in unrealized gains (losses) on investments
Fixed maturities
Available-for-sale	(1,725)	(316)	14,932
Held-to-maturity	(4,841)	(3,640)	7,823
Equity securities	14,925	40,412	(49,023)
	8,359	36,456	(26,268)
Net realized investment gains and changes in unrealized gains (losses) on investments	$21,724	$48,594	$(29,820)

Following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/maturities:

		Proceeds	Gross Realized		Net Realized
(in thousands)		From Sales	Gains	Losses	Gain (Loss)
Sales
2004 —	Available-for-sale	$108,088	$300	$(252)	$48
	Trading	2,645	126	(3)	123
	Equities	39,638	13,677	(853)	12,824
2003 —	Available-for-sale	$119,070	$1,796	$(513)	$1,283
	Held-to-maturity	6,340	273	(2)	271
	Trading	1,211	39	(1)	38
	Equities	31,907	9,419	(2,497)	6,922
2002 —	Available-for-sale	$51,531	$2,538	$(1,580)	$958
	Trading	1,071	32	(104)	(72)
	Equities	46,008	15,761	(20,684)	(4,923)

Calls/Maturities
2004 —	Available-for-sale	$71,814	$303	$(16)	$287
	Held-to-maturity	24,080	126	—	126
	Trading	524	—	—	—
2003 —	Available-for-sale	$30,404	$89	$—	$89
	Held-to-maturity	47,080	121	(1)	120
	Trading	657	—	—	—
2002 —	Available-for-sale	$20,179	$337	$(1)	$336
	Held-to-maturity	34,280	76	(2)	74
	Trading	837	10	—	10

On July 1, 2003, we sold an insurance company shell that owned $6.3 million in bonds designated as held-to-maturity, generating a net realized gain. See note 1Q for more information regarding this transaction.

The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 2004 and 2003:

	Amortized	Estimated	Gross	Unrealized
(in thousands)	Cost Fair	Value	Gains	Losses
2004
Available-for-sale U.S. government	$9,201	$9,252	$97	$(46)
U.S. agencies	209,199	211,457	2,919	(661)
Mtge/ABS/CMO*	91,609	93,383	1,936	(162)
Corporate	316,609	321,491	8,358	(3,476)
States, political subdivisions & revenues	366,032	373,366	7,774	(440)
Fixed maturities	992,650	1,008,949	21,084	(4,785)
Equity securities	169,479	315,875	146,486	(90)
Total available-for-sale	$1,162,129	$1,324,824	$167,570	$(4,875)

Held-to-maturity U.S. government	$12,130	$12,654	$524	$—
U.S. agencies	27,693	29,942	2,249	—
States, political subdivisions & revenues	116,964	123,697	6,733	—
Total held-to-maturity	$156,787	$166,293	$9,506	$—
Trading U.S. government	$3,542	$3,578	$62	$(26)
U.S. agencies	2,897	2,958	66	(5)
Mtge/ABS/CMO*	919	915	—	(4)
Corporate	4,298	4,377	76	3
States, political subdivisions & revenues	100	111	11	—
Total trading	$11,756	$11,939	$215	$(32)
Total	$1,330,672	$1,503,056	$177,291	$(4,907)
2003
Available-for-sale U.S. government	$52,519	$52,675	$161	$(5)
U.S. agencies	202,768	205,020	3,094	(842)
Mtge/ABS/CMO*	77,625	79,420	1,917	(122)
Corporate	235,743	242,756	9,738	(2,725)
States, political subdivisions & revenues	248,550	255,358	7,008	(200)
Fixed maturities	817,205	835,229	21,918	(3,894)
Equity securities	144,550	276,021	131,542	(71)
Total available-for-sale	$961,755	$1,111,250	$153,460	$(3,965)
Held-to-maturity U.S. government	$13,155	$14,183	$1,028	$—
U.S. agencies	32,209	35,592	3,408	(25)
States, political subdivisions & revenues	135,336	145,272	9,936	—
Total held-to-maturity	$180,700	$195,047	$14,372	$(25)
Trading U.S. government	$2,537	$2,643	$117	$(11)
U.S. agencies	1,132	1,226	95	(1)
Mtge/ABS/CMO*	505	508	3	—
Corporate	3,672	3,918	250	(4)
States, political subdivisions & revenues	100	111	11	—
Total trading	$7,946	$8,406	$476	$(16)
Total	$1,150,401	$1,314,703	$168,308	$(4,006)

* Mortgage-backed, asset-backed & collateralized mortgage obligations

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2004, by contractual maturity, are shown as follows:

	Amortized	Estimated
(in thousands)	Cost	Fair Value
Available-for-sale
Due in one year or less	$3,014	$3,055
Due after one year through five years	173,252	175,708
Due after five years through 10 years	451,166	462,897
Due after 10 years	365,218	367,289
	$992,650	$1,008,949
Held-to-maturity
Due in one year or less	$12,671	$12,824
Due after one year through five years	79,130	83,676
Due after five years through 10 years	61,489	65,983
Due after 10 years	3,497	3,810
	$156,787	$166,293
Trading
Due in one year or less	$527	$537
Due after one year through five years	5,307	5,400
Due after five years through 10 years	4,462	4,537
Due after 10 years	1,460	1,465
	$11,756	$11,939
Total fixed-income
Due in one year or less	$16,212	$16,416
Due after one year through five years	257,689	264,784
Due after five years through 10 years	517,117	533,417
Due after 10 years	370,175	372,564
	$1,161,193	$1,187,181

Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its asset-liability management policy.

At December 31, 2004, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $106.0 million. This amount was net of deferred taxes of $56.7 million. At December 31, 2003, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $97.7 million. This amount was net of deferred taxes of $51.7 million.

The following table is also used as part of our impairment analysis and illustrates the total value of securities that were in an unrealized loss position as of December 31, 2004. It segregates the securities based on type, noting the fair value, cost (or amortized cost), and unrealized loss on each category of investment as well as in total. The table further classifies the securities based on the length of time they have been in an unrealized loss position.

Investment Positions with Unrealized Losses Segmented by Type and

Period of Continuous Unrealized Loss at December 31, 2004

(in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government
Fair value	$3,053	$242	$3,295
Cost or amortized cost	3,117	250	3,367
Unrealized loss	$(64)	$(8)	$(72)
U.S. Agency
Fair value	$54,360	$17,584	$71,944
Cost or amortized cost	54,716	17,894	72,610
Unrealized loss	$(356)	$(310)	$(666)
Mtge/ABS/CMO*
Fair value	$22,715	$—	$22,715
Cost or amortized cost	22,881	—	22,881
Unrealized loss	$(166)	$—	$(166)
Corporate debt securities
Fair value	$129,986	$33,368	$163,354
Cost or amortized cost	131,813	35,014	166,827
Unrealized loss	$(1,827)	$(1,646)	$(3,473)
States, political subdivisions, revenues & debt securities
Fair value	$66,356	$3,773	$70,129
Cost or amortized cost	66,737	3,832	70,569
Unrealized loss	$(381)	$(59)	$(440)
Subtotal, debt securities
Fair value	$276,470	$54,967	$331,437
Cost or amortized cost	279,264	56,990	336,254
Unrealized loss	$(2,794)	$(2,023)	$(4,817)
Common stock
Fair value	$6,793	$—	$6,793
Cost or amortized cost	6,883	—	6,883
Unrealized loss	$(90)	$—	$(90)
Total
Fair value	$283,263	$54,967	$338,230
Cost or amortized cost	286,147	56,990	343,137
Unrealized loss	$(2,884)	$(2,023)	$(4,907)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

As of December 31, 2004, we held four common stocks that were in unrealized positions. The total unrealized loss on these securities was $90,000. All of these securities have been in an unrealized loss position for less than six months. The fixed income portfolio contained 136 positions at a loss as of December 31, 2004. Of these 136 securities, 19 have been in an unrealized loss position for more than 12 consecutive months and these collectively represent $2.0 million in unrealized losses, or 0.2% of the fixed income portfolio. The fixed income unrealized losses can primarily be attributed to an increase in medium- and long-term interest rates since the purchase of many of these fixed income securities. We continually monitor the credit quality of our fixed income investments to gauge our ability to be repaid principal and interest. We consider price declines of securities in our other-than-temporary impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

As of December 31, 2004, we held no equity or fixed income securities that individually had an unrealized loss greater than 10%. Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses in our equity and bond portfolios, we do not believe any securities suffered another-than-temporary decline in value as of December 31, 2004.

At December 31, 2004, we were party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. At December 31, 2004, fixed maturities with a fair value of $42.0 million were loaned. Agreements with custodian banks facilitating such lending generally require 102% of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to SFAS 140, an invested asset and a corresponding liability have been recognized for the cash collateral amount. To further minimize the credit risks related to this lending program, we monitor the financial condition of other parties to these agreements.

As required by law, certain fixed maturities and short-term investments amounting to $18.8 million at December 31, 2004, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities held in trust amounting to $11.9 million at December 31, 2004. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

3. Policy Acquisition Costs

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2004	2003	2002
Deferred policy acquisition costs, beginning of year	$63,737	$60,102	$52,872
Deferred:
Direct commissions	120,323	114,864	117,056
Premium taxes	8,460	7,715	8,844
Other direct underwriting expenses	43,154	40,021	39,052
Ceding commissions	(36,881)	(41,394)	(53,364)
Net deferred	135,056	121,206	111,588
Amortized	131,647	117,571	104,358
Deferred policy acquisition costs, end of year	$67,146	$63,737	$60,102
Policy acquisition costs:
Amortized to expense	131,647	117,571	104,358
Period costs:
Ceding commission – contingent	(5,368)	(5,290)	(4,462)
Other	8,316	7,000	5,647
Total policy acquisition costs	$134,595	$119,281	$105,543

4. Debt

As of December 31, 2004, total outstanding debt balances totaled $146.8 million, including $100.0 million of long-term notes and $46.8 million in short-term balances.

On December 12, 2003, we completed a public debt offering, issuing $100.0 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95%. The notes were issued at discount resulting in proceeds, net of discount and commission, of $98.9 million. The amount of the discount will be charged to income over the life of the debt on an effective-yield basis. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. The balance of the proceeds was used by the holding company to fund investment and operating activities.

We continued the use of short-term credit facilities through reverse-repurchase transactions at the insurance subsidiaries. As of December 31, 2004 and 2003, $46.8 million and $47.6 million, respectively, remained outstanding under these reverse-repurchase agreements. The pool of securities underlying the reverse repurchase transactions consists of U.S. government and agency securities with a total carrying value as of December 31, 2003, and December 31, 2004, of $45.6 million and $44.7 million, respectively. The use of such agreements remains an investment decision, as the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than is paid in interest expense. To the extent that such opportunity ceases to be available, it is anticipated that such agreements will be paid off via operating cash flow or the underlying available-for-sale bond collateral.

We maintain a $40.0 million revolving line of credit from two financial institutions. The facility has a three-year term that expires on May 31, 2005. At December 31, 2004 and December 31, 2003, we had no outstanding indebtedness on this facility.

We incurred interest expense on debt at the following average interest rates for 2004, 2003, and 2002:

	2004	2003	2002
Line of credit	—	2.55%	2.83%
Reverse repurchase agreements	1.62%	1.39%	2.01%
Total short-term debt	1.79%	1.57%	2.34%
Senior notes	6.02%	6.02%	—
Total debt	4.66%	1.76%	2.34%

Interest paid on outstanding debt for 2004, 2003 and 2002 amounted to $4.0 million, $0.9 million and $1.6 million, respectively.

5. Reinsurance

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk (known as facultative reinsurance). In addition, there are quota share, excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements allow us to pursue greater diversification of business and serve to limit the maximum net loss on catastrophes and large risks.

Through the purchase of reinsurance, we generally limit the loss on any individual risk to a maximum of $2.0 million. Additionally, through extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events (predominantly earthquakes).

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2004	2003	2002
Written
Direct	$745,227	$734,098	$697,122
Reinsurance assumed	7,361	8,379	10,331
Reinsurance ceded	(241,376)	(268,383)	(293,815)
Net	$511,212	$474,094	$413,638
Earned
Direct	$744,596	$717,491	$604,760
Reinsurance assumed	8,305	8,692	8,371
Reinsurance ceded	(241,553)	(262,586)	(265,066)
Net	$511,348	$463,597	$348,065
Losses and settlement expenses incurred
Direct	$486,978	$456,150	$425,122
Reinsurance assumed	4,273	7,281	(5,463)
Reinsurance ceded	(185,120)	(184,441)	(216,537)
Net	$306,131	$278,990	$203,122

At December 31, 2004, we had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses totaling $548.6 million. Ninety-five percent of our reinsurance recoverables are due from companies rated “A-, Excellent” or better by A.M. Best.

The following table displays net reinsurance balances recoverable, including collateral, from our top ten reinsurers, as of December 31, 2004.  All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 3% of shareholders equity.

Reinsurer (amounts in thousands)	Amounts Recoverable	A.M Best Rating
American Reinsurance Company	$108,732	A, Excellent
General Cologne Re	58,576	A++, Superior
Swiss Reinsurance	39,018	A+, Superior
Employers Reinsurance Corp.	33,169	A, Excellent
Liberty Mutual Insurance	25,411	A, Excellent
Lloyds of London	22,274	A, Excellent
Toa-Re	21,265	A, Excellent
Berkley Insurance Company	20,701	A, Excellent
Everest Reinsurance	19,595	A+, Superior
Endurance Reinsurance Corp.	14,937	A, Excellent

6. Unpaid Losses and Settlement Expenses

The following table reconciles our liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 2004. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years’ estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).

(in thousands)	2004	2003	2002
Unpaid losses and LAE at beginning of year:
Gross	$903,441	$732,838	$604,505
Ceded	(372,048)	(340,886)	(277,255)
Net	$531,393	$391,952	$327,250
Increase (decrease) in incurred losses and LAE:
Current accident year	316,948	277,595	189,597
Prior accident years	(10,817)	1,395	13,525
Total incurred	$306,131	$278,990	$203,122
Loss and LAE payments for claims incurred:
Current accident year	(39,206)	(45,084)	(39,467)
Prior accident year	(129,899)	(94,465)	(98,953)
Total paid	$(169,105)	$(139,549)	$(138,420)
Net unpaid losses and LAE at end of year	$668,419	$531,393	$391,952
Unpaid losses and LAE at end of year:
Gross	1,132,599	903,441	732,838
Ceded	(464,180)	(372,048)	(340,886)
Net	$668,419	$531,393	$391,952

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

We accrue liabilities intended to represent the ultimate settlement cost of losses and loss expenses incurred as of the accounting date, but not yet settled. This includes both claims whose loss circumstances have been reported to us and for which our claims personnel have established estimates of ultimate cost (case reserves), and claims which have occurred, but which have not yet been reported to us (incurred but not reported — or IBNR — reserves). The ultimate cost of both of these categories of claims, and therefore the liability booked to represent their ultimate cost, involve estimates.

The estimates underlying the accrued liabilities are derived from generally accepted actuarial techniques, applied to our actual experience, and take into account insurance industry data to the extent judged relevant to our operations.

Our experience in a given accounting period is affected by all those factors which affect the quality of the business written in competitive coverage marketplaces: the premiums for which the coverage can be sold, the frequency and severity of claims ultimately produced on that business, the terms at which we purchase reinsurance coverage, and our expense structure.

In the estimation of ultimate loss and loss expense liabilities, the factors which most significantly affect the ultimate results are:

•                  changes in claim frequency and severity, or, more generally, the underwriting quality of the business written;

•                  changes in the coverage sold (limits of coverage, deductibles, exclusions and extensions of coverage, reinsurance terms); and

•                  changes in the overall profitability of the competitive coverage marketplace.

One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs have fully developed, because premiums are charged before claims are incurred. This requires that liabilities be estimated and recorded in recognition of incurred losses and settlement obligations that have not been reported. Due to the inherent uncertainty in estimating these liabilities, there can be no assurance that actual liabilities will not exceed recorded amounts; if actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses as happened in 2004 when favorable experience on casualty business led us to reduce our reserves.

Underwriting Quality of the Business Written

In general, competitive insurance marketplaces change over time. This is particularly true of the excess and surplus lines marketplace.. The principal feature of those changes is the average profitability of business in a given segment, which is principally determined by the premium charged as well as the frequency and severity of claims produced. Because the quality of business changes continuously, the ultimate profitability of the business being written in the current accounting period must be estimated. As the quality of the business changes, the reliability of recent experience as a guide to the results of current business weakens.

We therefore monitor changes in the quality of business written by the number of claims per unit of exposure, the cost per claim, and the shifts in the distribution of business by geographic region and product segment. We incorporate our understanding of those changes into our estimates of the ultimate cost of current claims for which reserves have been established.

Changes in the Coverage Sold

The excess and surplus lines marketplace is characterized by somewhat greater regulatory latitude in coverage terms and pricing. As competitive marketplace conditions change, our underwriters respond by modifying our coverage terms. While this is an appropriate response to a changing competitive environment, it also weakens the reliability of past experience as a predictor of the ultimate cost of claims arising from current business. The admitted marketplaces in which we operate provide for more stable terms and pricing because of their regulated nature. However, this regulation limits our ability to quickly adapt terms and pricing in light of changing marketplace dynamics.

Reinsurance is also important to our operations. Reinsurance is purchased in a related, but distinct competitive marketplace which also changes over time. The changes in the relative cost of reinsurance affect the ultimate cost of net loss liabilities for which we accrue reserves. In general, as we grow and increase our financial capacity to absorb fluctuations in results, our need for, and purchase of, reinsurance may decrease incrementally.

Changes in Overall Profitability

During and immediately after the period in which coverage is provided and the corresponding premiums are earned, there may be little actual claim experience from which to estimate the ultimate cost of those claims. In particular, for longer-tailed liability lines such as excess coverage, the reporting, case reserving, and settlement of those claims may take considerable time.

We therefore use generally accepted actuarial techniques which use the premiums charged for coverage as a basis for estimating the ultimate cost of losses and loss expenses for relatively immature accident periods. While this is technically appropriate, it does introduce another variable into the reserve estimate: the changing profitability of premiums for a given product over time. Since the ultimate profitability of the business written in a given period depends upon all the factors mentioned above, highly accurate profitability estimates of the longer-tailed lines are difficult to achieve.

See note 10 for a discussion of a surety loss contingency, the resolution of which may impact future development related to our liability for loss and LAE.

Reserve Development

Reserve development by segment (in thousands)	2004	2003	2002
Casualty	$(11,813)	$4,997	$3,892
Property	(5,137)	(5,400)	3,732
Surety	6,133	1,798	5,901
Total	$(10,817)	$1,395	$13,525

A discussion of significant components of reserve development for the three most recent calendar years follows:

2004. During 2004, we experienced $10.8 million offavorable development. Of this total, approximately $5.1 million of favorable development occurred in the property segment. Approximately half of the favorable development within our property segment was due to a favorable settlement of an outstanding claim involved with the Northridge, California earthquake of 1994. The remainder relates primarily to favorable development on losses that occurred during 2003. As these claims were investigated, the paid and case reserves posted were less than the incurred-but-not-reported (IBNR) reserve originally booked to accident year 2003.

The cumulative experience attributable to many of our casualty products for mature accident years has been materially lower than the IBNR reserves originally booked. Due to this positive emergence of loss and LAE experienced, we released $9.7 million of IBNR reserves during the fourth quarter of 2004. This reserve release accounted for the majority of the favorable development within our casualty segment.

The surety segment experienced $6.1 million in adverse development. A portion of this development comes from contract bond coverages, where we increased IBNR reserves on bonds primarily written before 2003. Additionally, we experienced adverse development on reserves for other surety coverages, primarily related to the 2002 accident year.

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

2002. During 2002, we experienced approximately $13.5 million of adverse development on prior loss and loss expense reserves. Of this, $5.9 million is attributable to the surety segment where economic factors continued to cause deterioration in the contract surety portion of this business; $2.6 million of development was attributable to a program business component of commercial automobile, which is now in runoff. The IBNR initially booked for this business, which represented a new class of business for us, turned out to be inadequate as the experience matured principally because of higher-than-anticipated claim frequency. An additional $1.3 million was attributable to reserve development on discontinued ocean marine exposure. The remaining amount was the aggregate of amounts from various discontinued classes of business.

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

The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) as of December 31, 2004, 2003 and 2002:

(in thousands)	2004	2003	2002
Loss and LAE payments for claims incurred
Gross	$44,360	$36,219	$32,953
Ceded	(25,590)	(22,582)	(20,212)
Net	$18,770	$13,637	$12,741
Unpaid losses and LAE at end of year
Gross	$43,716	$32,810	$31,282
Ceded	(28,998)	(24,452)	(21,444)
Net	$14,718	$8,358	$9,838

Our environmental exposure is limited, relative to that of other insurers, as a result of entering the affected liabilitylines after the insurance industry had already recognized environmental and asbestos exposure as a problem, and adopted the appropriate coverage exclusions. At yearend 2004, we had $14.7 million of unpaid losses and loss adjustment expenses related to those exposures. The increase in unpaid loss and settlement expense in 2004 is principally attributable to the emergence of one claim that arose out of commercial umbrella business written in the early 1980’s. The claim is associated with pollution at a Superfund site in New Jersey. Accurate inclusion of the claim in our loss and loss expense reserves was delayed because of the legal complexities involved in such cases, the recognition of the claim as a liability to our insured, and the quantification of the value of the claim. Additionally, the net impact of the claim was larger than would have been the case had all the reinsurance originally applicable to the claim been currently collectible.

While our environmental exposure is limited, the ultimate liability for this exposure is difficult to assess because of the extensive and complicated litigation involved in the settlement of claims and evolving legislation on such issues as joint and several liability, retroactive liability and standards of cleanup. Additionally, we participate primarily in the excess layers of coverage, where accurate estimates of ultimate loss are more difficult to derive than for primary coverage.

7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2004	2003
Deferred tax assets:
Tax discounting of claim reserves	$33,225	$27,288
Unearned premium offset	17,850	17,950
Other	3,147	1,619
	54,222	46,857
Less valuation allowance	—	—
Total deferred tax assets	$54,222	$46,857
Deferred tax liabilities:
Net unrealized appreciation of securities	$56,736	$51,696
Deferred policy acquisition costs	23,501	22,308
Book/tax depreciation	1,979	1,900
Undistributed earnings of unconsolidated investee	8,865	6,879
Other	2,107	2,892
Total deferred tax liabilities	93,188	85,675
Net deferred tax liability Net deferred tax liability	$(38,966)	$(38,818)

Management believes that our deferred tax assets will be fully realized through deductions against future taxable income.

Income tax expense attributable to income from operations for the years ended December 31, 2004, 2003 and 2002, differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2004	2003	2002
Provision for income taxes at the statutory federal tax rates	$35,120	$32,997	$17,055
Increase (reduction) in taxes resulting from:
Dividends received deduction	(1,637)	(1,530)	(1,517)
ESOP dividends paid deduction	(370)	(302)	(311)
Tax-exempt interest income	(5,175)	(4,230)	(2,987)
Sale of insurance shell (UIH, Inc.)	—	(4,661)	—
Goodwill	291	—	—
Other items, net	(923)	713	636
Total	$27,306	$22,987	$12,876

We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 35%.

Net federal and state income taxes paid in 2004, 2003 and 2002 amounted to $27.8 million, $18.4 million and $17.4 million, respectively.

On October 22, 2004, the president signed the American Jobs Creation Act of 2004 (the “act”). The act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the act. As of December 31, 2004, we have deferred tax liabilities of $1.3 million related to undistributed foreign earnings of $3.7 million. Based on our analysis of the act, although not finalized, it is reasonably possible that under the repatriation provision of the act we may repatriate some amount of earnings between $2.4 million to $3.7 million, with the respective tax liability ranging from $100,000 to $600,000. This would result in a reversal of the tax liability ranging from $700,000 to $1.3 million being recorded as a component of income from continuing operations. We expect to be in a position to finalize our assessment by June 30, 2005.

The Internal Revenue Service is currently examining our income tax returns for the 2000 through 2003 tax years.

8. Employee Benefits

Pension Plan

We maintain a noncontributory defined benefit pension plan covering employees meeting age and service requirements. The plan provides a benefit based on a participant’s service and the highest five consecutive years’ average compensation out of the last 10 years. Per the IRS, compensation for this calculation in 2002 and 2003 was limited to $200,000. In 2004, the compensation limit was raised to $205,000 and will rise to $210,000 in 2005. We fund pension costs as accrued, except that in no case will we contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974. During 2004, 2003 and 2002, we made tax deductible contributions totaling $500,000, $850,000 and $3.4 million, respectively, to adequately meet the funding requirements of the plan.

We have made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

Additionally, on December 31, 2003, our pension plan was amended to freeze benefit accruals as of March 1, 2004. As a result, we expensed the entire unrecognized service cost as of December 31, 2003. The plan was also closed to new participants after December 31, 2003. Participants’ benefits may increase in the future based on changes in their final average earnings. Future pay increases are indexed to a maximum of 5% annually. Increases in excess of 5% will not be reflected in the determination of participants’ final average earnings.

The financial status of the plan for each of the two years ended December 31 is illustrated in the following table:

(in thousands)	2004	2003
Change in benefit obligation
Benefit obligation at January 1	$12,568	$10,660
Service cost	—	1,379
Interest cost	717	716
Net actuarial loss/(gain)	821	1,731
Benefits paid	(325)	(1,918)
Benefit obligation at December 31	$13,781	$12,568
Change in plan assets
Fair value of plan assets at January 1	$9,546	$8,731
Actual return on plan assets	1,008	1,883
Employer contributions	500	850
Benefits paid	(325)	(1,918)
Fair value of plan assets at December 31	$10,729	$9,546
Funded status
Funded status	$(3,052)	$(3,022)
Unrecognized loss/(gain)	4,515	4,735
Unrecognized transition obligation/(asset)	—	(6)
Net amount recognized	$1,463	$1,707
Net amount recognized in consolidated balance sheet
Prepaid benefit cost	$1,463	$1,707
Net amount recognized	$1,463	$1,707
Information for pension plans with accumulated benefit obligation in excess of plan assets
Projected benefit obligation	$13,781	$12,568
Accumulated benefit obligation	$10,548	$9,465
Fair value of plan assets	$10,729	$9,546

The components of benefit cost for each of the three years ended December 31 is illustrated in the following table:

(in thousands)	2004	2003	2002
Service cost	$—	$1,379	$1,086
Interest cost	717	716	678
Expected (return) on assets	(698)	(695)	(707)
Amortization of prior service cost	—	36	36
Amortization of losses/(gains)	732	591	339
Amortization of transitional
obligation/(asset)	(7)	(33)	(33)
Net periodic benefit cost	$744	$1,994	$1,400
FAS 88 events(1)	—	195	—
Total pension cost/(income) for year	$744	$2,189	$1,400

(1)               The pension plan was amended December 31, 2003, to freeze benefit service accruals as of March 1, 2004. Therefore, RLI expensed the entire unrecognized prior service cost as of December 31, 2003.

	2004 Fiscal Year	2003 Fiscal Year
Additional information
Increase in minimum liability included in other comprehensive income	—	—
Measurement date and weighted average assumptions
Used to determine benefit Obligation	12/31/2004	12/31/2003
Measurement date	12/31/2004	12/31/2003
Discount rate	5.75%	6.00%
Rate of compensation increase	5.00%	5.00%
Used to determine net periodic benefit cost	2004 Fiscal Year	2003 Fiscal Year
Measurement date	12/31/2003	12/31/2002
Discount rate	6.00%	6.75%
Expected long-term rate of return on plan assets	8.00%	9.00%
Rate of compensation increase	5.00%	5.00%

The expected long-term rate of return on plan assets is reviewed at least annually, taking into account our asset allocation, historical returns on the types of assets in the trust and the current economic environment. Based on these factors, we expect the plan assets will earn an average of 8.0% per year over the next 20 years.

Allocation of plan assets	12/31/2004	12/31/2003
Equity securities	92%	95%
Debt securities	0%	0%
Real estate	0%	0%
Short-term investments	8%	5%
Total	100%	100%

Our investment strategy is to actively invest to optimize the return on plan assets by investing in stocks of large cap companies. The trust keeps a small percentage of assets in cash or cash equivalents for paying benefits and expenses.

Employer Contributions

The ERISA required minimum contribution during fiscal year ending December 31, 2005 is $0. At this time, we have not decided whether to contribute any amount in excess of this.

Estimated Benefit Payments

The following benefit payments are expected to be paid in the following fiscal years:

(in thousands)
Fiscal Year	Benefits
2005	$1,136
2006	1,140
2007	1,139
2008	1,220
2009	1,227
2010-2014	$9,632

Employee Stock Ownership, 401k and Bonus and Incentive Plans

We maintain an Employee Stock Ownership Plan (ESOP), 401k and bonus and incentive plans covering executives, managers and associates. Funding of these plans is primarily dependent upon reaching predetermined levels of operating earnings and Market Value Potential (MVP). While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers and associates correspond with those of our shareholders.

In January 2004, we made certain changes to our employee benefit plans. We froze our pension plan, modified our ESOP plan and began offering a 401k plan. The new 401k plan has eligibility rules similar to those in place for our ESOP, allows voluntary contributions by employees, and permits ESOP diversification transfers for employees meeting certain age and service requirements. We provide a basic 401k contribution of 3% of eligible compensation. Participants are 100% vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made, subject to the achievement of certain overall financial goals. These contributions will be subject to the same five-year cliff vesting schedule used by the ESOP.

Our ESOP and 401k cover substantially all employees meeting eligibility requirements. ESOP and 401k contributions are determined annually by our board of directors and are expensed in the year earned. ESOP and 401k-related expenses were $6.4 million, $5.3 million and $4.6 million, respectively, for 2004, 2003 and 2002.

In December 2001, we transferred 187,546 shares of treasury stock to the ESOP to satisfy the 2001 contribution that had been approved by the board of directors. These shares were transferred on December 28, 2001, at the closing market price of $22.36 ($4.2 million). There were no additional shares purchased in 2002. During 2003, the ESOP purchased 170,922 shares on the open market at an average price of $27.50 ($4.7 million) relating to 2002’s contribution. During 2004, the ESOP purchased 131,700 shares on the open market at an average price of $40.57 ($5.3 million) relating to 2003’s contribution. Shares held by the ESOP as of December 31, 2004, totaled 2,117,737, and are treated as outstanding in computing our earnings per share.

A portion of both MVP and operating earnings is shared by executives, managers and associates provided certain thresholds are met. MVP, in particular, requires that we generate a return in excess of our cost of capital before the payment of such bonuses. Annual expenses for these bonus plans totaled $6.8 million, $6.0 million and $3.2 million for 2004, 2003 and 2002, respectively.

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

The expense associated with funding these plans is recognized through salary, bonus, and ESOP expenses for key employees and executive officers as disclosed in prior notes. The expense recognized from the directors’ deferred plan was $360,000, $254,600, and $243,200 in 2004, 2003 and 2002, respectively. In 2004, the trusts purchased 20,421 shares of common stock on the open market at an average price of $39.05 ($797,436). In 2003, the trusts purchased 21,979 shares of our common stock on the open market at an average price of $29.70 ($652,792). In 2002, the trusts purchased 11,997 shares of our treasury stock at an average price of $25.63 ($307,465). At December 31, 2004, the trusts’ assets were valued at $18.5 million.

Stock Option and Stock Plans

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

We may grant options for up to 3,125,000 shares under the Incentive Plan and 500,000 shares under the Directors’ Plan. Through December 31, 2004, we had granted 2,635,388 options under these plans. Under both plans, the option exercise price equals the stock’s fair market value on the date of grant.

A summary of the status of the plans at December 31, 2004, 2003 and 2002, and changes during the years then ended are presented in the following table and narrative:

	2004		2003		2002
	Number of Shares	Weighted - Average Exercise Price	Number of Shares	Weighted - Average Exercise Price	Number of Shares	Weighted - Average Exercise Price
Outstanding at beginning of year	1,953,848	$19.95	1,736,775	$18.05	1,495,090	$15.84
Granted	313,240	35.62	287,600	29.52	301,000	28.96
Exercised	200,656	15.02	68,327	11.99	34,285	14.73
Forfeited	7,800	27.74	2,200	22.13	25,030	21.56
Outstanding at end of year	2,058,632	22.78	1,953,848	19.95	1,736,775	18.05
Exercisable at end of year	1,219,412	17.84	1,151,005	16.23	958,362	14.69
Weighted-avg. fair value of options granted during year during year		$10.62		$7.89		$8.45

The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 4.5%, 3.9%, and 5.1%; expected dividend yields of 1.8%, 1.9% and 1.9%; expected lives of nine years; and expected volatility of 21.5%, 20.7% and 18.9%.

Information on the range of exercise prices for options outstanding as of December 31, 2004, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Outstanding as of 12/31/04	Weighted - Average Remaining Contractual Life	Weighted - Average Exercise Price	Exercise as of 12/31/04	Weighted - Average Exercise Price
$0.00 - $11.75	174,303	0.9	$8.78	174,303	$8.78
$11.76 - $14.70	142,335	2.3	$13.04	142,335	$13.04
$14.71 - $15.89	222,575	5.3	$15.78	175,075	$15.78
$15.90 - $17.64	196,050	4.3	$15.99	196,050	$15.99
$17.65 - $20.58	218,830	6.1	$19.95	134,310	$19.89
$20.59 - $23.52	236,579	3.8	$21.31	229,979	$21.28
$23.53 - $29.40	285,080	7.4	$29.18	112,200	$29.19
$29.41 - $33.00	271,440	8.3	$29.62	55,160	$29.64
$33.01 - $40.39	311,440	9.3	$35.63	0	$0
	2,058,632	5.8	$22.78	1,219,412	$17.84

During 2004, the shareholders approved the Non Employee Directors’ Stock Plan (Stock Plan). The Stock Plan is designed to provide compensation to each nonemployee director in the form of a stock grant at the time of such director’s election or appointment to the Board of Directors, and future stock grants based on continued service as a director. In conjunction with shareholder approval of the Stock Plan, stock options will no longer be issued under the aforementioned Director’s Plan.

An aggregate of 200,000 shares of Common Stock is reserved under the Stock Plan. Administration of the Stock Plan and annual grants will be determined by the Nominating/Corporate Governance Committee of the Board of Directors. In 2004, 7,709 shares were granted under the Stock Plan at an average cost of $40.00. We recognized $0.3 million of expense, relating to these grants.

Post-Retirement Benefits Other Than Pension

We do not provide post-retirement benefits to employees and therefore do not have any liability under SFAS 106, ‘‘Employer’s Accounting for Post-retirement Benefits Other Than Pensions.’’ In August 2002, we began offering certain eligible employees post-employment medical coverage. We account for this coverage under SFAS 112, ‘‘Employers’ Accounting for Post-employment Benefits.’’ Under our plan, employees who retire at age 55 or older with 20 or more years of company service may continue medical coverage under our health plan. Former employees who elect continuation of coverage pay the full COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985) rate and coverage terminates upon reaching age 65. We expect a relatively small number of employees will become eligible for this benefit. To date, employees who have become eligible have not elected coverage. We have established a liability to cover the excess cost of providing this coverage over the anticipated COBRA rate to be paid by participating employees.

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

In December 2003, we closed a public debt offering of $100.0 million, generating $98.9 million in net proceeds. Of these proceeds, $50.0 million was contributed to the insurance subsidiaries to bolster statutory surplus. In March 2004, an additional $15.0 million of these proceeds was contributed to the insurance subsidiaries.

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

The following table includes selected information for our insurance subsidiaries as filed with insurance regulatory authorities:

	Year ended December 31,
(in thousands)	2004	2003	2002
Consolidated net income, statutory basis	$62,189	$62,107	$16,473
Consolidated surplus, statutory basis	$605,967	$546,586	$401,269

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10% of RLI policyholder surplus as of December 31 of the preceding year or the net income of RLI for the 12- month period ending December 31 of the preceding year. RLI’s stand-alone net income for 2004 was $35.9 million. Therefore, the maximum dividend distribution that can be paid by RLI during 2005 without prior approval is $60.6 million — 10% of RLI ‘s 2004 policyholder surplus. The actual amount paid to us during 2004 was $19.6 million.

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

Between the dates of April 4 and April 18, 2002, each Investor Bank subsequently filed a complaint against us in various state courts, which we removed to U.S. District Courts. Each Investor Bank sued us on certain bonds we issued to CMC as well as a sale and servicing agreement between the Investor Bank, CMC and us. Each Investor Bank sued for breach of contract, bad faith and other extracontractual theories. We have answered and deny each Investor Bank’s claim to entitlement to relief. The Investor Banks claim entitlement to aggregate payment of approximately $53 million under either the surety bonds or the sale and servicing agreements, plus unknown extracontractual damages, attorneys’ fees and interest. On October 25, 2002, the judicial panel for multi-district litigation (“MDL Panel”) transferred 23 actions pending in five federal districts involving numerous Investor Banks, five insurance companies and CMC to the Northern District of Ohio for consolidated pretrial proceedings, assigning the litigation to The Honorable Kathleen O’Malley. Discovery is currently proceeding pursuant to the court’s pre-trial scheduling order. We dispute both liability and damages. Based on the facts and circumstances known to us, we believe that we have meritorious defenses to these claims. We are vigorously disputing liability and are vigorously asserting our positions in the pending litigation. Our financial statements contain an accrual for defense costs related to this matter, included in unpaid losses and settlement expenses, as well as an accrual to cover rescission of collected premiums related to the program. In our opinion, final resolution of this matter will not have a material adverse effect on our .financial condition, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and if there were an outcome unfavorable to us, there exists the possibility of a material adverse impact on our financial condition, results of operations or cash flows in the period in which the outcome occurs.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2004.

(in thousands)		Payments due by period
Contractual		Less than			More than
Obligations	Total	1 yr.	1-3 yrs.	3-5 yrs	5 yrs.
Loss and settlement expense	$1,132,599	$365,919	$416,475	$175,091	$175,114
Long-term debt	100,000	—	—	—	100,000
Short-term debt	46,839	46,839	—	—	—
Capital lease	744	324	420	—	—
Operating lease	11,602	2,154	3,780	2,781	2,887
Total	$1,291,784	$415,236	$420,675	$177,872	$278,001

Loss and settlement expense reserves represent management’s best estimate of the ultimate cost of settling reported and unreported claims and expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and loss expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Amounts recoverable from reinsurers on unpaid loss and settlement reserves totaled $464.2 million at December 31, 2004.

We have $100.0 million in long-term debt outstanding, from the public debt offering completed in December 2003. Secondarily, we are party to seven reverse repurchase agreements (short-term debt) totaling $46.8 million. Detailed discussions of both items are contained in note 4. Additionally, we are party to capital lease obligations for leased computers and operating lease obligations for regional office facilities. These leases expire in various years through 2013. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)
2005	$2,478
2006	2,263
2007	1,936
2008	1,487
2009	1,294
2010-2013	2,887
Total minimum future rental payments	$12,345

11. Industry Segment Information

The following table summarizes our segment data as specified by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.” As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by management.

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

The surety segment offers a selection of small and medium-size commercial products related to the statutory requirement for bonds on construction and energy related projects. The results of this segment are generally characterized by relatively low loss ratios. Expense ratios tend to be higher due to the high volume of transactions at lower premium levels.

The investment income segment is the by-product of the interest and dividend income streams from our investments in fixed-income and equity securities as well as the appreciation of private equity warrants. Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of other segments. Investee earnings represent our share in Maui Jim, Inc. and TBW earnings. We own approximately 42% of Maui Jim, Inc., which operates in the sunglass and optical goods industries, and 21% of TBW, which is a private mortgage origination company.

The following table provides data on each of our segments as used by management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures via our expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule.

(in thousands)	Net Earnings (Losses)			Revenues			Depreciation and Amortization
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Casualty	$19,560	$4,968	$(768)	$365,617	$309,548	$208,113	$1,671	$1,649	$1,681
Property	20,400	38,959	24,472	98,043	107,678	89,228	1,063	1,047	1,231
Surety	(69)	(6,590)	(8,096)	47,688	46,371	50,724	1,263	702	546
Net investment income	54,087	44,151	37,640	54,087	44,151	37,640	14	14	13
Realized gains (losses)	13,365	12,138	(3,552)	13,365	12,138	(3,552)
General corporate expense and interest on debt	(12,430)	(4,896)	(5,365)				295	273	273
Equity in earnings of unconsolidated investees	5,429	5,548	4,397
Total segment earnings before income taxes	100,342	94,278	48,728
Income taxes	27,306	22,987	12,876
Total	$73,036	$71,291	$35,852	$578,800	$519,886	$382,153	$4,306	$3,685	$3,744

The following table further summarizes revenues by major product type within each segment:

(in thousands)	2004	2003	2002
Casualty
General liability	$174,954	$131,896	$75,906
Commercial and personal umbrella	53,478	42,842	33,796
Executive products	13,074	13,876	8,444
Specialty program business	47,072	50,840	28,458
Commercial transportation	55,994	50,566	44,199
Other	21,045	19,528	17,310
Total	$365,617	$309,548	$208,113
Property
Commercial property	$90,802	$100,579	$82,231
Homeowners/residential property	7,241	7,099	6,997
Total	$98,043	$107,678	$89,228
Surety	$47,688	$46,371	$50,724
Grand total	$511,348	$463,597	$348,065

12. Unaudited Interim Financial Information

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2004

Net premiums earned	$125,898	$126,876	$128,018	$130,556	$511,348
Net investment income	12,315	13,362	13,654	14,756	54,087
Net realized investment gains (loss)	2,436	1,887	4,903	4,139	13,365
Earnings before income taxes	23,780	26,037	9,926	40,599	100,342
Net earnings	16,944	18,367	8,256	29,469	73,036
Basic earnings per share(1)	$0.67	$0.73	$0.33	$1.17	$2.90
Diluted earnings per share(1)	$0.65	$0.71	$0.32	$1.13	$2.80
2003

Net premiums earned	$109,146	$113,626	$118,953	$121,872	$463,597
Net investment income	10,660	10,890	11,205	11,396	44,151
Net realized investment gains (loss)	409	1,943	8,971	815	12,138
Earnings before income taxes	20,557	21,494	29,444	22,783	94,278
Net earnings	14,436	15,392	25,369	16,094	71,291
Basic earnings per share(1)	$0.58	$0.61	$1.01	$0.64	$2.84
Diluted earnings per share(1)	$0.56	$0.60	$0.98	$0.62	$2.76

(1)          Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

RLI Corp.:

We have audited management’s assessment, included in the accompanying Report on Controls and Procedures, that RLI Corp. and Subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal controlover financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 22, 2005 expressed an unqualified opinion on those consolidated financial statements.

As discussed in note 1 to the consolidated financial statements, in 2002 the Company adopted the provisions of Statement of Financial and Accounting Standards 142, “Goodwill and Other Intangible Assets.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

RLI Corp.:

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 2002 the Company adopted the provisions of Statement of Financial and Accounting Standards 142, “Goodwill and Other Intangible Assets.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

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

The accompanying financial statements have been audited by KPMG LLP (KPMG), who are independent certified public accountants selected by the audit committee and approved by the directors. Management has made available to KPMG all of the Company’s financial records and related data, including minutes of directors’ meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.

The audit committee is comprised solely of four independent directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent public accountants and the internal auditor have ready access to the audit committee.

/s/ Jonathan E. Michael
Jonathan E. Michael
President, CEO

/s/ Joseph E. Dondanville, CPA
Joseph E. Dondanville, CPA
Senior Vice President, CFO

REPORT ON CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included herein.

SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2004.

(amounts in thousands, except per share data)	2004		2003		2002		2001		2000

Operating Results
Gross revenues	$820,040		798,766		741,541		548,331		469,759
Total revenue	$578,800		519,886		382,153		309,354		263,496
Net earnings (loss)	$73,036		71,291		35,852		31,047		28,693
Comprehensive earnings (loss)(1)	$81,354		97,693		13,673		11,373		42,042
Net cash provided from operating activities	$188,962		191,019		161,971		77,874		53,118

Financial Condition
Total investments	$1,569,718		1,333,360		1,000,027		793,542		756,111
Total assets	$2,468,775		2,134,364		1,719,327		1,390,970		1,281,323
Unpaid losses and settlement expenses	$1,132,599		903,441		732,838		604,505		539,750
Total debt	$146,839		147,560	(7)	54,356		77,239		78,763
Total shareholders’ equity	$623,661		554,134		456,555	(4)	335,432		326,654
Statutory surplus(2)	$605,967	(7)	546,586	(7)	401,269	(4)	289,997		309,945

Share Information(3)
Net earnings (loss) per share:
Basic	$2.90		2.84		1.80		1.58	(8)	1.46
Diluted	$2.80		2.76		1.75		1.55	(8)	1.44
Comprehensive earnings (loss) per share:(1)
Basic	$3.23		3.89		0.69		0.58	(8)	2.14
Diluted	$3.12		3.78		0.67		0.57	(8)	2.11
Cash dividends declared per share	$0.51		0.40		0.35		0.32		0.30
Book value per share	$24.64		22.02		18.50	(4)	16.92		16.66
Closing stock price	$41.57		37.46		27.90		22.50		22.35
Stock split					200%
Weighted average shares outstanding:(4)(5)
Basic	25,223		25,120		19,937		19,630		19,634
Diluted	26,093		25,846		20,512		20,004		19,891
Common shares outstanding	25,316		25,165		24,681		19,826		19,608

Other Non-GAAP Financial Information(6)
Net premiums written to statutory surplus(2)	84%		87%		103%		109%		84%
GAAP combined ratio	92.2		92.0		95.6		97.2		94.8
Statutory combined ratio(2)	93.8		93.1		92.4		95.8		95.8

(amounts in thousands, except per share data)	1999		1998	1997	1996	1995		1994

Operating Results
Gross revenues	370,057		316,863	306,383	301,500	293,922		295,966
Total revenue	225,756		168,114	169,424	155,354	155,954		156,722
Net earnings (loss)	31,451		28,239	30,171	25,696	7,950		(4,776)
Comprehensive earnings (loss)(1)	20,880		51,758	66,415	41,970	31,374		(8,513)
Net cash provided from operating activities	58,361		23,578	35,022	48,947	24,649		27,041

Financial Condition
Total investments	691,244		677,294	603,857	537,946	471,599		413,835
Total assets	1,170,363		1,012,685	911,741	845,474	810,200		751,086
Unpaid losses and settlement expenses	520,494		415,523	404,263	405,801	418,986		394,966
Total debt	78,397		39,644	24,900	46,000	48,800		52,255
Total shareholders’ equity	293,069		293,959	266,552	200,039	158,608		131,170
Statutory surplus(2)	286,247		314,484	265,526	207,787	172,313		136,125

Share Information(3)
Net earnings (loss) per share:
Basic	1.55		1.34	1.45	1.30	0.41	(10)	(0.25	)(10)
Diluted	1.54		1.33	1.33	1.14	0.41	(10)	(0.25	)(10)
Comprehensive earnings (loss) per share:(1)
Basic	1.03		2.46	3.19	2.13	1.60	(10)	(0.44	)(10)
Diluted	1.02		2.43	2.88	1.81	1.39	(10)(11)	(0.44	)(10)
Cash dividends declared per share	0.28		0.26	0.24	0.22	0.21		0.18
Book value per share	14.84		14.22	12.35	10.23	8.08		6.68
Closing stock price	17.00		16.63	19.93	13.35	10.00		6.56
Stock split			125%			125%
Weighted average shares outstanding:(4)(5)
Basic	20,248		21,028	20,804	19,742	19,624		19,466
Diluted	20,444		21,276	23,428	24,210	19,624		19,464
Common shares outstanding	19,746		20,670	21,586	19,554	19,628		19,624

Other Non-GAAP Financial Information(6)
Net premiums written to statutory surplus(2)	79%		46%	54%	64%	76%		108%
GAAP combined ratio	91.2		88.2	86.8	87.4	107.5		116.9
Statutory combined ratio(2)	90.1	(9)	88.4	90.4	89.1	106.5		116.9

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

(6)          See page 2 for information regarding non-GAAPfinancial measures.

(7)          On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commission, of $98.9 million. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurancesubsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. Remaining funds were retained at the holding company.

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

INVESTOR INFORMATION

Annual Meeting

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 5, 2005, at the company’s offices at 9025 N. Lindbergh Drive, Peoria, Ill. Trading And Dividend Information

Trading And Dividend Information

	Stock Price			Dividends		Stock Price			Dividends
2004	High	Low	Close	Declared	2003	High	Low	Close	Declared
1st Qtr.	$41.25	$36.09	$38.60	$.11	1st Qtr.	$28.13	$25.40	$26.87	$.09
2nd Qtr.	39.50	33.55	36.50	.13	2nd Qtr.	33.13	27.91	32.90	.10
3rd Qtr.	39.28	35.52	37.55	.13	3rd Qtr.	35.61	31.15	32.92	.10
4th Qtr.	43.20	36.02	41.57	.14	4th Qtr.	38.10	32.56	37.46	.11

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 29 consecutive years. RLI dividends qualify for the enterprise zone dividend subtraction modification for Illinois state income tax returns.

Stock Ownership

December 31, 2004	Shares	%
Insiders	1,921,824	7.6
ESOP	2,117,737	8.4
Institutions & other public	21,276,293	84.0
Total outstanding	25,315,854	100.0
RLI common stock shareholders	11,638

Shareholder Inquiries

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar (address below).

Dividend Reinvestment Plans

If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings or money market accounts, send your request to the transfer agent and registrar.

Requests For Additional Information

Electronic versions of the following documents are available on our website: 2004 summary annual report; 2004 financial report; 2005 proxy statement; Annual Report to the Securities and Exchange Commission (Form 10-K); code of conduct, corporate governance guidelines; and charters of the Executive Resources, Audit, Finance and Investment, and Nominating/Corporate Governance Committees. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

Company Financial Strength Ratings

A.M. Best:	A+ (Superior)	RLI Group
Standard & Poor’s:	A+ (Strong)	RLI Insurance Company
	A+ (Strong)	Mt. Hawley Insurance Company

For help with your shareholder account or for information about RLI stock or dividends, contact our transfer agent:

Wells Fargo Shareholder Services

P.O. Box 64854

St. Paul, MN 55164-0854

Phone: (800) 468-9716 or

      (651) 450-4064

Fax: (651) 450-4033

Email: stocktransfer@wellsfargo.com

Contacting RLI:

For investor relations requests and management’s perspective on specific issues, contact Aaron Jacoby, vice president, corporate development, at (309) 693-5880 or at aaron_jacoby@rlicorp.com.

Turn to the back cover for corporate headquarters contact information.

Find comprehensive investor information at www.rlicorp.com.

RLI Corp.
9025 N. Lindbergh Drive
Peoria, Ill. USA 61615-1499
309-692-1000
800-331-4929
Fax: 309-692-1068
www.rlicorp.com

©2005 RLI Corp.
MHP3057M

That's why RLI