Form 10-K, Exhibit 13
period 2005-12-31
RLI CORP
filed 2006-02-24
CIK 84246

Exhibit 13

Contents

1	Management’s Discussion and Analysis

19	Consolidated Balance Sheets

20	Consolidated Statements of Earnings and Comprehensive Earnings

21	Consolidated Statements of Shareholders’ Equity

22	Consolidated Statements of Cash Flows

23	Notes to Consolidated Financial Statements

43	Letters of Responsibility

46	Glossary

47	Investor Information

48	Selected Financial Data

Management’s Discussion and Analysis

Overview

We are a holding company that underwrites selected property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group. As a “niche” company, we offer specialty insurance products designed to meet specific insurance needs of targeted insured groups and underwrite particular types of coverage for certain markets that are underserved by the insurance industry, such as our commercial earthquake coverage or oil and gas surety bonds. As a niche company, we also provide types of products not generally offered by other companies, such as our stand-alone personal umbrella policy. The excess and surplus market which, unlike the standard admitted market is less regulated and more flexible in terms of policy forms and premium rates, provides an alternative for customers with hard-to-place risks and risks that admitted insurers specifically refuse to write. When we underwrite within the surplus lines market, we are selective in the line of business and type of risks we choose to write. Using our non-admitted status in this market allows us to tailor terms and conditions to manage these exposures more effectively than our admitted counterparts. Often the development of these specialty insurance products is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. Once a proposal is submitted, underwriters determine whether a proposal would be a viable product in keeping with our business objectives.

The foundation of our overall business strategy is to underwrite for profit, and we have achieved this for ten consecutive years averaging a 91.1 combined ratio over that period of time. This drives our ability to provide shareholder returns in three different ways: the underwriting profit itself, investment income from our fixed income portfolio, and long-term growth in our equity portfolio. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on generating total return. The fixed income portfolio consists primarily of highly rated, investment grade securities to protect invested assets. Regular underwriting profits allow a portion of our shareholders’ equity to be invested in value-based equities, including a core portfolio weighted toward dividend-paying stocks, including REITs. Private equity investments, primarily our minority ownership in Maui Jim, Inc., have also enhanced investment returns. Additional asset classes for diversification are also being considered. In addition, we employ stringent diversification rules and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite occasional fluctuations of realized and unrealized gains or losses in the equity portfolio, our investment in stocks as part of a long-term asset allocation strategy has contributed significantly to our historic growth in book value.

Management measures the results of our insurance operations by monitoring certain measures of growth and profitability across three distinct business segments: casualty, property and surety. Growth is measured in terms of gross premiums written and profitability is analyzed through combined ratios, which are further subdivided into their respective loss and expense components. The combined ratios represent the profit generated from our individual segments as presented in the footnotes to our consolidated financial statements. Each of these three segments consists of different coverages that share common risk characteristics.

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

Our property segment primarily underwrites commercial fire, earthquake, difference in conditions, marine, and in the state of Hawaii, select personal lines policies. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily in the state of California. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.

The surety segment specializes in writing small to large commercial and small contract surety products, as well as those for the energy (plugging and abandonment), petrochemical and refining industries. Our surety products usually involve a statutory requirement for bonds, and these bonds have maintained a relatively low loss ratio. Losses may fluctuate, however, due to adverse economic conditions that may affect the financial viability of an insured. The contract surety marketplace guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to adverse economic conditions, inclement weather conditions or the deterioration of a contractor’s financial condition. As such, this line has historically produced marginally higher loss ratios than other surety lines.

The insurance marketplace softened over the last two years, meaning that the marketplace became more competitive and prices were generally flat to falling, even as coverage terms became less restrictive. Recently, pricing in the property segment began to increase, driven by hurricane-related losses for the industry. Nevertheless, we believe that our business model is geared to create underwriting profits by focusing on sound underwriting discipline. Our primary focus will continue to be on underwriting profitability as opposed to premium growth or market share measurements.

GAAP and non-GAAP Financial Performance Metrics

Throughout this annual report, we present our operations in the way we believe will be most meaningful, useful and transparent to anyone using this financial information to evaluate our performance. In addition to the GAAP presentation of net income and certain statutory reporting information, we show certain non-GAAP financial measures that we believe are valuable in managing our business and drawing comparisons to our peers. These measures are gross revenues, gross premiums written, net premiums written, combined ratios and net unpaid loss and settlement expenses.

Following is a list of non-GAAP measures found throughout this report with their definitions, relationships to GAAP measures, and explanations of their importance to our operations.

Gross revenues

This is an RLI-defined metric equaling the sum of gross premiums written, net investment income and net realized gains (losses). It is used by our management as an overall barometer of gross business volume across all operating segments.

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

Combined ratios

This ratio is a common industry measure of profitability for any underwriting operation, and is calculated in two components. First, the expense ratio reflects the sum of policy acquisition costs and insurance operating expenses, divided by net premiums earned. The second component, the loss ratio, is losses and settlement expenses divided by net premiums earned. The sum of the loss and expense ratios is the combined ratio. The difference between the combined ratio and 100 reflects the per-dollar rate of underwriting profit or loss. For example, a combined ratio of 95 implies that for every $100 of premium we earn, we record $5 of underwriting profit.

Net Unpaid Loss and Settlement Expenses

Unpaid losses and settlement expenses, as shown in the liabilities section of our balance sheet, represents the total obligations to claimants for both estimates of known claims and estimates for incurred but not reported (IBNR) claims. The related asset item, reinsurance balances recoverable on unpaid losses and settlement expense, is the estimate of known claims and estimates of IBNR that we expect to recover from reinsurers. The net of these two items is generally referred to as net unpaid loss and settlement expenses and is commonly referred to in our disclosures regarding the process of establishing these various estimated amounts.

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

Critical Accounting Policies

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

The estimates underlying the accrued liabilities are derived from generally accepted actuarial techniques, applied to our actual experience, and take into account insurance industry data to the extent judged relevant to our operations. These estimates all have a level of uncertainty attached to them that can be measured using generally accepted actuarial techniques. Once uncertainty has been determined, a range of outcomes can be calculated. To that end, we have separated our settlement cost liabilities into three categories: latent liability loss and allocated losses and settlement expenses (LAE), remaining loss and allocated LAE, and unallocated LAE. For each of these categories we use a separate generally accepted actuarial method to measure the uncertainty of the estimates within that category. These methods were selected based on the loss development characteristics of each of the categories. The conclusion of this analysis was that our carried reserves reside within the top quartile of the resulting range.

Our experience in a given accounting period is affected by all those factors that influence the quality of the business written in competitive coverage marketplaces: the premiums for which the coverage can be sold, the frequency and severity of claims ultimately produced on that business, the terms at which we purchase reinsurance coverage, and our expense structure.

In the estimation of ultimate loss and loss expense liabilities, the factors that most significantly affect the ultimate results are:

• changes in claim frequency and severity, or more generally, the underwriting quality of the business written;

• changes in the coverage sold (limits of coverage, deductibles, exclusions and extensions of coverage, reinsurance terms); and

• changes in the overall profitability of the competitive coverage marketplace.

One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs have fully developed, because premiums are charged before claims are incurred. This requires that liabilities be estimated and recorded in recognition of incurred losses and settlement obligations that have not been reported. Due to the inherent uncertainty in estimating these liabilities, there can be no assurance that actual liabilities will not exceed recorded amounts; if actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses, as happened in 2004 and 2005, when favorable experience on casualty business led us to reduce our reserves. See the Results of Operations section for further discussion.

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

Changes in the Coverage Sold

The excess and surplus lines marketplace is characterized by somewhat greater regulatory latitude in coverage terms and pricing. As competitive marketplace conditions change, our underwriters respond by modifying our coverage terms and pricing. While this is an appropriate response to a changing competitive environment, it also weakens the reliability of past experience as a predictor of the ultimate cost of claims arising from current business. The admitted marketplaces in which we operate provide for more stable terms and pricing because of their regulated nature. However, this regulation limits our ability to quickly adapt terms and pricing in light of changing marketplace dynamics.

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

We therefore use generally accepted actuarial techniques that use the premiums charged for coverage as a basis for estimating the ultimate cost of losses and loss expenses for relatively immature accident periods. While this is technically appropriate, it does introduce another variable into the reserve estimate: the changing profitability of premiums for a given coverage over time. Since the ultimate profitability of the business written in a given period depends upon all the factors mentioned above, highly accurate profitability estimates of the longer-tailed lines are difficult to achieve.

We have insignificant exposure to asbestos and environ mental policy liabilities. We entered affected liability lines after the industry had already recognized them as a problem, and we therefore adopted appropriate coverage exclusions. What exposure does exist is through our commercial umbrella, general liability, and discontinued assumed reinsurance lines of business. The majority of that exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business. Although our asbestos and environmental exposure is limited, management cannot determine our ultimate liability with any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability, and standards of cleanup and that our participation exists in the excess layers of coverage on these risks.

Investment Valuation

Throughout each year, we and our investment managers buy and sell securities to maximize overall investment returns in accordance with investment policies established and monitored by our board of directors and officers. This includes selling individual securities that have unrealized losses when it is believed that future performance can be improved by buying other securities deemed to offer superior long-term return potential.

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

Deferred Policy Acquisition Costs

We defer commissions, premium taxes and certain other costs related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to ultimate recoverability of such deferred costs are highly dependent upon estimates of future loss costs associated with the premiums written.

Additional discussion of other significant accounting policies may be found in note 1 to the financial statements.

Results of Operations

Consolidated gross revenue for 2005 totaled $834.0 million compared to $820.0 million in 2004 and $798.8 million in 2003. The largest component, gross premiums written, was basically flat at $756.0 million compared to $752.6 million in 2004 and $742.5 million in 2003. While softening market conditions prevailed for most of our casualty segment, results varied among specific coverages. Net investment income grew 14.0 percent in 2005, to $61.6 million. Net investment income of $54.1 million in 2004 was up 22.5 percent over 2003. Continued strong operating cash flow helped support this trend.

Gross revenue (in thousands) Year ended December 31,	2005	2004	2003
Gross premiums written	$756,012	$752,588	$742,477
Net investment income	61,641	54,087	44,151
Realized investment gains	16,354	13,365	12,138
Total gross revenue	$834,007	$820,040	$798,766

On a net basis, consolidated revenue for 2005 was $569.3 million, compared to $578.8 million in 2004 and $519.9 million in 2003. The 2005 decline resulted largely from the drop in net premiums earned in the property segment and, to a lesser extent, in the casualty segment as well.

Increases in both underwriting profit and investment income drove the upward trend in net earnings each of the last two years. Some of those gains were offset by increases in debt interest and general corporate expenses.

Net earnings (in thousands)	2005	2004	2003
Underwriting income	$68,883	$39,891	$37,337
Investment income	61,641	54,087	44,151
Realized investment gains	16,354	13,365	12,138
Debt interest	(7,118)	(6,894)	(1,010)
Corporate expenses	(6,780)	(5,536)	(3,886)
Investee earnings	10,896	5,429	5,548
Pretax earnings	$143,876	$100,342	$94,278
Income tax	(36,742)	(27,306)	(22,987)
Net earnings	$107,134	$73,036	$71,291

Comprehensive earnings for 2005 were $83.9 million, compared to $81.4 million the prior year and $97.7 million in 2003. In 2005, unrealized losses of $23.2 million were recorded primarily from the bond portfolio. Unrealized gains in the investment portfolio were $8.3 million and $26.4 million for 2004 and 2003, respectively. We continue our commitment to a long-term investment strategy. We believe this will maximize value for shareholders in the future, as it has done historically.

RLI Insurance Group

In general, we have experienced continued softening in the market over the last three years. However, results vary by segment and coverage as we explore new opportunities and withdraw or exit other offerings. Profitability was subject to volatility during 2005 as we experienced our second consecutive year of elevated hurricane activity as well as underwriting losses on our construction coverage. Casualty results once again included favorable development on prior years’ loss reserves. Our surety segment returned to consistent profitability, reflecting the re underwriting efforts expended over the last three years. The following table and narrative provide a more detailed look at individual segment performance.

Gross premiums written (in thousands)	2005	2004	2003
Casualty	$519,115	$519,817	$497,692
Property	176,228	178,625	193,359
Surety	60,669	54,146	51,426
Total	$756,012	$752,588	$742,477

Underwriting profits (losses)
(in thousands)
Casualty	$72,024	$19,560	$4,968
Property	(8,342)	20,400	38,959
Surety	5,201	(69)	(6,590)
Total	$68,883	$39,891	$37,337

Combined ratio
Casualty	80.0	94.7	98.4
Property	110.3	79.2	63.8
Surety	90.0	100.2	114.2
Total	86.0	92.2	92.0

The following table further summarizes revenues (net premiums earned) by major coverage type within each segment:

(in thousands)	2005	2004	2003
Casualty
General liability	$180,267	$174,954	$131,896
Commercial and personal umbrella	59,847	53,478	42,842
Executive products	9,807	13,074	13,876
Specialty program business	38,289	47,072	50,840
Commercial transportation	51,707	55,994	50,566
Other	18,976	21,045	19,528
Total	$358,893	$365,617	$309,548
Property
Commercial property	$66,410	$69,169	$76,916
Construction	2,521	21,633	23,663
Other property	11,597	7,241	7,099
Total	$80,528	$98,043	$107,678
Surety	$51,886	$47,688	$46,371
Grand total	$491,307	$511,348	$463,597

Casualty gross premiums written were virtually flat in 2005 after growth of 4.4 percent, or $22.1 million, in 2004 and a 14.7 percent increase in 2003. This was the outcome from mixed results across coverages; increases of varying degrees in executive products, umbrellas and general liability were offset by a large decline in specialty program business, where we exited specific accounts. Despite competitive pressures, we remained disciplined in writing only those accounts which we believe will provide adequate returns. This soft marketplace is likely to continue suppressing premium growth in this segment in 2006.

The 80.0 combined ratio for the casualty segment in 2005 compared to 94.7 and 98.4 in 2004 and 2003, respectively. Over the course of the year, actuarial studies indicated that cumulative experience attributable to some casualty coverages for mature accident years was considerably lower than the reserves booked. Therefore, we released reserves totaling $46.0 million, net of bonus impacts. While we had been experiencing robust price improvements in this segment the last several years, we also produced significant new business with new exposures. Our reserving evaluation process requires adequate time periods to elapse to assess the impact of such changes in marketplace conditions on our book of casualty business.

Gross premiums written in the property segment fell 1.3 percent in 2005, following declines of 7.6 percent and 8.1 percent in each of the last two years. Softening market conditions affected all of our property coverages in 2004 and 2003. In 2005, we experienced a significant decline in our construction coverage, which we exited during the fourth quarter. Earthquake coverage premiums continued to decline as we focused on reducing our exposure. Our domestic fire coverages performed well and our entry into the marine market met 2005 production expectations, helping to mitigate the other coverages’ declines. Segment revenues decreased disproportionately as we incurred charges of approximately $10.0 million to meet minimum reinsurance premium requirements as well as to reinstate reinsurance coverage exhausted by loss activity on our construction coverage.

The property segment experienced an underwriting loss of $8.3 million in 2005 on a combined ratio of 110.3. This compared to combined ratios of 79.2 in 2004 and 63.8 in 2003. The 2005 results were affected by the second straight year of severe hurricane activity, which impacted the segment by $21.7 million net of bonus impacts. While the property charge in 2004 from hurricane activity was $9.8 million, there was some favorable development of those reserves in 2005 which provided a benefit of $2.1 million. Greater than anticipated losses on our construction coverages of about $3.4 million were incurred in addition to the premium charges mentioned previously.

Surety gross premiums written increased for the second consecutive year, following a decline in 2003, as we re-underwrote our contract coverage following poor loss experience. All major coverages in this segment produced increases in 2005. Total segment revenue followed suit, improving over each of the last two years after it had declined in 2003.

This year marked the return to profitability for the surety segment as it posted an underwriting profit of $5.2 million on a 90.0 combined ratio, compared to 100.2 and 114.2 for 2004 and 2003, respectively. The results for 2004 and 2003 came as a consequence of poor experience on our contract bonds. Re-underwriting efforts over this time period exceeded expectations as favorable prior year loss reserve development resulted in a $1.6 million benefit, net of bonus impacts. We are encouraged by the improvement in the segment’s underwriting results and have added additional underwriters with the expectation of modest growth in the future.

We are in litigation regarding certain commercial surety bond claims arising out of a specific bond program. We believe we have meritorious defenses to these claims and are vigorously asserting our positions in pending legal actions in multiple jurisdictions. See note 10 for further discussion.

Investment Income and Realized Investment Gains

During 2005, net investment income increased by 14.0 percent due to continued operating cash flow. On an after-tax basis, investment income increased by 13.5 percent. Operating cash flows were $198.0 million in 2005, up from $189.0 million in 2004, and $191.0 million in 2003. Cash flows in excess of current needs were primarily used to purchase fixed income securities, which continue to be comprised primarily of high-grade, tax exempt, corporate and U.S. government/agency issues. The average annual yields on our investments were as follows for 2005, 2004 and 2003:

	2005	2004	2003
Pretax yield
Taxable (on book value)	4.90%	4.92%	5.11%
Tax-exempt (on book value)	3.98%	4.10%	4.41%
Equities (on market value)	2.80%	3.26%	3.10%
After-tax yield
Taxable (on book value)	3.19%	3.20%	3.32%
Tax-exempt (on book value)	3.77%	3.88%	4.18%
Equities (on market value)	2.40%	2.79%	2.66%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable bonds are subject to our corporate tax rate of 35.0 percent, our tax-exempt municipal bonds are subject to a tax rate of 5.3 percent and our dividend income is generally subject to a tax rate of 14.2 percent. During 2005, the average after-tax yield of the fixed income portfolio decreased 0.04 percent (3.43 percent vs. 3.47 percent) due to decreases in both taxable and tax-exempt yields on new purchases. The decline in yields is primarily due to fluctuations in interest rates and the subsequent reinvestment of called and matured bonds at lower yields. Despite the lower yields, the overall impact on investment income has been limited due to the investment of continued operating cash flow. During the year, we again focused on purchasing high-quality investments, including U.S. government and agency securities, municipal bonds, mortgage-backed securities and asset-backed securities, primarily in the 0-10 year part of the yield curve.

The fixed income portfolio increased by $153.7 million during the year. This portfolio had realized gains of $0.6 million and a tax adjusted total return on a mark-to-market basis of 3.1 percent. Our equity portfolio increased by $5.2 million during 2005, to $321.1 million. For the year, this portfolio had an unrealized loss of $11.7 million and realized gains of $15.9 million. The total return for the year on this portfolio was 4.4 percent.

Our investment results for the last five years are shown in the following table:

						Tax
						Equivalent
					Annualized	Annualized
					Return	Return
	Average			Change in	on Avg.	on Avg.
	Invested	Investment	Realized	Unrealized	Invested	Invested
(in thousands)	Assets(1)	Income (2) (3)	Gains(3)	Appreciation(3 (4)	Assets	Assets
2001	$774,826	$32,178	$4,168	$(30,268)	0.8%	1.6%
2002	896,785	37,640	(3,552)	(34,091)	0.0%	0.7%
2003	1,166,694	44,151	12,138	40,096	8.3%	9.0%
2004	1,451,539	54,087	13,365	13,200	5.6%	6.3%
2005	1,633,755	61,641	16,354	(35,788)	2.6%	3.3%
5-yr
Avg.	$1,184,720	$45,939	$8,495	$(9,370)	3.4%	4.2%

(1) Average amounts at beginning and end of year.

(2) Investment income, net of investment expenses, including non-debt interest expense.

(3)   Before income taxes.

(4) Relates to available-for-sale fixed maturity and equity securities.

We realized $16.4 million in capital gains in 2005, compared to capital gains of $13.4 million in 2004 and $12.1 million in 2003. These gains resulted from routine investment management decisions regarding relative valuation, fundamental analysis and market conditions.

Included in the 2003 realized gain is a $3.4 million gain related to the sale of an insurance company shell, Lexon Holding Company (formerly known as UIH, Inc.), and its insurance subsidiary, Lexon Insurance Company (formerly known as Underwriters Indemnity Company, or UIC), that was sold on July 1, 2003.

We regularly evaluate the quality of our investment portfolio. When we believe that a specific security has suffered an other-than-temporary decline in value, the investment’s value is adjusted by reclassifying the decline from unrealized to realized losses. This has no impact on shareholders’ equity. There have been no losses associated with the other-than-temporary impairment of securities in 2005, 2004 or 2003. The following table is used as part of our impairment analysis and illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2005, including market value, cost basis, and unrealized gains and losses.

						Unrealized
	Cost	12/31/05	Gross Unrealized			Gain/
(in thousands)	Basis	Mkt Value	Gains	Losses	Net	Loss%(1)
Consumer discretionary	$13,382	$15,876	$2,494	$—	$2,494	18.6%
Consumer staples	17,282	33,250	16,240	(272)	15,968	92.4%
Energy	7,968	23,262	15,294	—	15,294	191.9%
Financials	45,878	77,676	31,892	(94)	31,798	69.3%
Healthcare	9,996	24,288	14,292	—	14,292	143.0%
Industrials	16,678	36,150	19,566	(94)	19,472	116.8%
Materials	8,261	14,024	5,808	(45)	5,763	69.8%
Information technology	12,695	16,517	3,864	(42)	3,822	30.1%
Telecommunications	8,994	13,646	4,652	—	4,652	51.7%
Utilities	45,283	66,406	21,391	(268)	21,123	46.6%
Total	$186,417	$321,095	$135,493	$(815)	$134,678	72.2%

(1) Calculated as the percentage of net unrealized gain (loss) to cost basis

As of December 31, 2005, we held six common stocks that were in unrealized loss positions. The total unrealized loss on these securities was $0.8 million. All of these securities have been in an unrealized loss position for less than six months.

The fixed income portfolio contained 400 positions at a loss as of December 31, 2005. While this represents approximately 40 percent of the total number of debt securities, the $11.5 million in associated unrealized losses for these 400 securities is only 1.3 percent of the fixed income portfolio’s cost basis (see note 2). Of these 400 securities, 44 have been in an unrealized loss position for more than 12 consecutive months and these collectively represent $3.6 million in unrealized losses (0.4 percent of total fixed income portfolio’s cost basis). The fixed income unrealized losses can be attributed to changes in interest rates from the time of purchase. We continually monitor the credit quality of our fixed income investments to gauge our ability to be repaid principal and interest. We consider price declines of securities in our other-than-temporary-impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

As of December 31, 2005, we held no equity or fixed income securities that individually had an unrealized loss greater than 13 percent. Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses in our equity and bond portfolios, we do not believe any securities suffered an other-than-temporary decline in value as of December 31, 2005.

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2005, by contractual maturity, are shown as follows:

	Amortized	Estimated
(in thousands)	Cost	Fair Value
Total fixed income
Due in one year or less	$23,481	$23,664
Due after one year through five years	270,268	271,183
Due after five years through 10 years	660,408	661,261
Due after 10 years	385,167	379,742
Total	$1,339,324	$1,335,850

Expected maturities may differ from contractual maturities due to call provisions present on some existing securities.

Interest and General Corporate Expense

While debt interest was basically flat in 2005, the 2004 increase resulted from the issuance of $100 million in 10-year maturity senior notes in December 2003. Interest expense on short-term debt has declined as we have reduced our usage of short-term facilities. Decisions regarding future short-term debt management will be based on available cash flow and the interest rate environment. General corporate expenses generally fluctuate relative to our executive compensation plan called the Market Value Potential (MVP) Executive Incentive Plan and have increased in 2004 and 2005 due to strong operating results. This model measures comprehensive earnings against a minimum required return on our capital. Additionally, director fees and travel rose in 2004 relative to 2003, due to increased activities and liability for directors resulting from Sarbanes-Oxley compliance.

Income Taxes

Our effective tax rates were 25.5 percent, 27.2 percent, and 24.4 percent for 2005, 2004, and 2003, respectively. The lower rate in 2003 was due to the tax benefit associated with the sale of an insurance shell. In 2005, a tax benefit was realized associated with a dividend declared and payable in 2006 from an unconsolidated investee, Maui Jim, Inc. As required under Statement of Financial Accounting Standards (SFAS) 109, “Accounting for Income Taxes”, the gain reflects the tax benefit of applying the lower tax rate applicable to affiliated dividends (7 percent) as compared to the corporate capital gains tax rate (35 percent) on which previous tax estimates were based. Effective rates are dependent upon components of pretax earnings and the related tax effects. Our pretax earnings in 2005 included $28.2 million of investment income that is wholly or partially exempt from federal income tax, compared to $25.2 million and $21.5 million in 2004 and 2003, respectively.

Investee Earnings

We maintain a 41 percent interest in Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses. Maui Jim’s chief executive officer owns the majority of the remaining outstanding shares of Maui Jim, Inc. In 2005, we recorded $8.4 million in earnings from this investment, compared to $5.0 million in 2004 and $5.5 million in 2003. The 2005 increase was the result of improved operating performance. Also included in this caption were $2.5 million in earnings in 2005, compared to $0.5 million in 2004, from our investment in Taylor, Bean, and Whitaker Mortgage Corp. During the fourth quarter of 2004, we converted warrants to common stock in this private mortgage origination company, which increased our ownership interest to 21 percent. Prior to the conversion, earnings from this ownership were reflected in investment income.

Net Unpaid Losses and Settlement Expenses

The primary liability on our balance sheet relates to unpaid losses and settlement expenses, which represents our estimated liability for losses and related settlement expenses before considering offsetting reinsurance recoverable balances. This liability can be further deconstructed into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR — incurred but not reported — reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to us. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance increased from $668.4 million at December 31, 2004 to $738.7 million as of December 31, 2005. This reflects incurred loss of $251.2 million in 2005 offset by paid losses of $180.9 million, compared to incurred losses of $306.1 million offset by $169.1 million paid in 2004. As of December 31, 2005, our net IBNR reserves represented 63.3 percent of total net reserves while the remainder was for case reserves. As of December 31, 2004, IBNR net reserves represented 61.1 percent of total net reserves.

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

Interest rate risk will also affect our income statement due to its impact on interest expense. We maintain debt obligations that are both short term and long term in nature. During 2005, we reduced the amount of short-term debt at the insurance subsidiaries. At the end of 2004, our short-term debt was $46.8 million. As of December 31, 2005, our short-term debt obligations totaled $15.5 million. Our short-term debt has maturities ranging from one to three months. Decisions regarding further reduction of the short-term debt will be based on available cash flow and the interest rate environment. Our long-term debt carries a fixed interest rate. As such, our interest expense on this obligation is not subject to changes in interest rates. As this debt is not due until 2014, we will not assume risk in our ability to refinance this debt for many years.

Equity Price Risk

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market). As measured from the inception of this portfolio at December 31, 1981, to December 31, 2005, our equity portfolio had a beta of 0.82 in comparison to the S&P 500. Our equity investment returns have been similar to the S&P 500 with much less volatility. This low beta statistic reflects our long-term emphasis on maintaining a conservative, value oriented, dividend-driven investment philosophy for our equity portfolio. Historically, dividend paying common stocks have demonstrated superior down-market performance characteristics.

Additional risk management techniques include:

1. Restricting individual security weightings to no more than 5 percent of the equity portfolio’s market value, and

2. Reducing the exposure to sector risk by limiting the market value that can be invested in any one particular industry sector to 25 percent of the equity portfolio.

Sensitivity Analysis

The tables on pages 10-11 detail information on the market risk exposure for our financial investments as of December 31, 2005. Listed on each table is the December 31, 2005, market value for our assets and the expected pretax reduction in market value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates price fluctuation. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for nontrading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the market value of our investment portfolio.

As of December 31, 2005, our fixed income portfolio had a market value of $1.3 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2005, levels with all other variables held constant. Such scenarios would result in decreases in the market value of the fixed income portfolio of $63.2 million and $125.3 million, respectively. Due to our use of the held-to-maturity designation for a portion of the fixed income portfolio, the balance sheet impact of these scenarios would be lower. As of December 31, 2004, our fixed income portfolio had a market value of $1.2 billion. Given the same scenarios, the corresponding decreases in the market value of the fixed income portfolio as of the year-end 2004 were $56.9 million and $112.2 million, respectively. The potential decrease for 2005 is larger than for 2004, due to additional purchases of fixed income investments during 2005.

As of December 31, 2005, our equity portfolio had a market value of $321.1 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity market value of $26.2 million and $52.5 million, respectively. As we designate all common stocks as available-for-sale, these market value declines would impact our balance sheet. As of December 31, 2004, our equity portfolio had a market value of $315.9 million. Given the same scenarios, the market value decreases as of year-end 2004 were $21.5 million and $43.0 million, respectively. The change between years is attributable to the increase in amount of the balance of the equity portfolio and a slight change in the risk profile of the equity portfolio during 2005.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the market value of our assets will increase from their present levels by the indicated amounts.

The income statement will also be impacted by interest expense. As of December 31, 2005, we had $15.5 million in short-term debt obligations. Assuming this debt level remains constant, a hypothetical 100-basis-point increase in interest rates would increase our annual interest expense by $0.2 million, and a 200-basis-point increase would increase annual interest expense by $0.3 million. Conversely, falling interest rates would result in equivalent reductions in interest expense. These numbers are not included in the following tables. As of December 31, 2004, we had $46.8 million of short-term debt outstanding. Because the amount of short-term debt outstanding at December 31, 2005, was lower than at the prior year end, the hypothetical impact of the stated scenarios would be decreased.

Table 1 (in thousands)

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/05	Interest	Equity
	Market Value	Rate Risk	Risk
Held for trading purposes Fixed maturity securities	$15,312	$(533)	$—
Total trading	15,312	(533)	—
Held for nontrading purposes Fixed maturity securities	1,320,538	(62,700)	—
Equity securities	321,096	—	(26,227)
Total nontrading	1,641,634	(62,700)	(26,227)
Total trading & nontrading	$1,656,946	$(63,233)	$(26,227)

Table 2 (in thousands)

Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

	12/31/05	Interest	Equity
	Market Value	Rate Risk	Risk
Held for trading purposes Fixed maturity securities	$15,312	$(1,045)	$—
Total trading	15,312	(1,045)	—
Held for nontrading purposes Fixed maturity securities	1,320,538	(124,249)	—
Equity securities	321,096	—	(52,454)
Total nontrading	1,641,634	(124,249)	(52,454)
Total trading & nontrading	$1,656,946	$(125,294)	$(52,454)

Table 3 (in thousands)

Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:

	12/31/05	Interest	Equity
	Market Value	Rate Risk	Risk

Held for trading purposes Fixed maturity securities	$15,312	$535	$—
Total trading	15,312	535	—
Held for nontrading purposes Fixed maturity securities	1,320,538	51,026	—
Equity securities	321,096	—	26,227
Total nontrading	1,641,634	51,026	26,227
Total trading & nontrading	$1,656,946	$51,561	$26,227

Table 4 (in thousands)

Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

	12/31/05	Interest	Equity
	Market Value	Rate Risk	Risk
Held for trading purposes Fixed maturity securities	$15,312	$1,059	$—
Total trading	15,312	1,059	—
Held for nontrading purposes Fixed maturity securities	1,320,538	98,475	—
Equity securities	321,096	—	52,454
Total nontrading	1,641,634	98,475	52,454
Total trading & nontrading	$1,656,946	$99,534	$52,454

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

(in thousands)	2005	2004	2003
Operating cash flows	$198,027	$188,962	$191,019
Investing cash flows	(152,907)	(177,189)	(283,911)
Financing cash flows	(45,120)	(11,773)	92,892

Our balance sheet does not reflect any cash balance because all of our funds are invested in short-term investments, primarily highly rated money market funds.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2005.

(in thousands)	Payments due by period
Contractual	Less than			More than
Obligations	Total	1 yr.	1-3 yrs.	3-5 yrs	5 yrs.
Loss and settlement expense	$1,331,866	$405,881	$379,906	$269,300	$276,779
Long-term debt	100,000	—	—	—	100,000
Short-term debt	15,541	15,541	—	—	—
Capital lease	432	240	192	—	—
Operating lease	12,006	2,643	4,131	2,901	2,331
Total	$1,459,845	$424,305	$384,229	$272,201	$379,110

Loss and settlement expense reserves represent management’s best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Amounts recoverable from reinsurers on unpaid loss and settlement reserves totaled $593.2 million at December 31, 2005.

The next largest contractual obligation relates to long-term debt outstanding. On December 12, 2003, we completed a public debt offering, issuing $100 million in senior notes maturing January 15, 2014 (a 10-year maturity), and paying interest semiannually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. As of December 31, 2005, we were party to three reverse repurchase agreements (short-term debt) totaling $15.5 million. We are not party to any off-balance sheet arrangements.

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

We have grown our shareholders’ equity and/or policyholders’ surplus in each of the last two years as a result of three sources of funds: (1) earnings on underwriting and investing activities, (2) appreciation in the value of our invested assets, and (3) financing activities such as the issuance of common stock and debt.

At December 31, 2005, we had short-term investments and other investments maturing within one year of approximately $49.2 million and investments of $318.3 million maturing within five years. We maintain revolving lines of credit with two financial institutions, each of which permits us to borrow up to an aggregate principal amount of $10.0 million. Under certain conditions, each of the lines may be increased up to an aggregate principal amount of $20.0 million. These facilities have three-year terms that expire on May 31, 2008. As of December 31, 2005, no amounts were outstanding on these facilities. We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have generated positive operating cash flow for the last ten years. In the most recent three years ended December 31, 2005, 2004 and 2003 our operating cash flow was $198.0 million, $189.0 million, and $191.0 million, respectively. The primary factor in our ability to generate positive operating cash flow is underwriting profitability. If we are not able to continue generating positive operating cash flow, we may have to sell investment securities, some of which might be sold at a loss.

Operating Activities

The following table highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Loss payments from reinsurers	Ceded premium to reinsurers
Investment income	Commissions paid
(interest & dividends)	Operating expenses
Interest expense
Income taxes

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period. Our largest cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends — another source of cash. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes, interest expense and other operating expenses. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers, and collect cash back when losses subject to our reinsurance coverage are paid.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. We are subject to the risk of incurring significant losses on catastrophes, both natural (such as earthquakes and hurricanes) and man-made (such as terrorism). If we were to incur such losses, we would have to make significant claims payments in a relatively concentrated period of time.

Investing Activities

The following table highlights some of the major sources and uses of cash flow from investing activities:

Sources	Uses
Proceeds from bonds sold,	Purchase of bonds
called or matured	Purchase of stocks
Proceeds from stocks sold

We maintain a well-diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2005, our portfolio had a book value of $1.7 billion. Invested assets at December 31, 2005, increased by $128.1 million, or 8 percent, from December 31, 2004. Contributing to this increase was the investment of cash flows from operations.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations, then generate long-term growth in shareholders’ equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in an equity portfolio. As of December 31, 2005,

46.3 percent of our shareholders’ equity was invested in common stocks, as compared to 50.6 percent at December 31, 2004 and 49.8 percent at December 31, 2003.

We currently classify 10 percent of the securities in our fixed income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Other portions of the fixed income portfolio are classified as available-for-sale (89 percent) or trading (1 percent) and are carried at fair market value. As of December 31, 2005, we maintained $1.2 billion in fixed income securities within the available-for-sale and trading classifications. The available-for sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

Our fixed income portfolio is managed for safety, focusing on securities of the highest ratings and liquidity. Yield is of secondary importance behind the preservation of capital. The equity portfolio is weighted toward dividend-paying stocks that provide current income as well as long-term growth potential. This philosophy of portfolio diversification, management style, and asset allocation allows us to maximize overall returns with the least amount of risk.

In each of the last three years, a significant portion of available cash flow has been invested into fixed income investments. Our bond portfolio comprised 78.4 percent of our total 2005 portfolio, whereas it represented 75.0 percent of the total at December 31, 2004, and 76.8 percent of the total as of December 31, 2003. Our fixed income portfolio consists almost entirely of bonds rated investment grade by Standard & Poor’s and Moody’s. As of December 31, 2005, our fixed income portfolio contained 77.0 percent AAA/treasury/agency bonds, 10.8 percent AA-rated bonds, 8.6 percent A-rated bonds and 3.6 percent BBB-rated bonds.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2005, our fixed income portfolio’s duration was 4.90 years and remained well diversified During 2005, the total return on our bond portfolio on a tax-equivalent, mark-to-market basis was 3.10 percent.

In addition, at December 31, 2005, our equity portfolio had a value of $321.1 million, all of which is classified as available for-sale and is also a source of liquidity. The securities within the equity portfolio remain primarily invested in large-cap issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes. We maintain a well-diversified group of equity securities. During 2005, the total return on our equity portfolio on a mark-to-market basis was 4.4 percent.

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
Shares issued under stock option plans

Our capital structure is comprised of equity and debt outstanding. As of December 31, 2005, our capital structure consisted of $100.0 million in 10-year maturity senior notes (long-term debt), $15.5 million in reverse repurchase debt agreements (short-term debt), and $692.9 million of shareholders’ equity. Debt outstanding comprised 14 percent of total capital as of December 31, 2005.

Our 119th consecutive dividend payment was declared in the first quarter of 2006 and will be paid on April 14, 2006, in the amount of $0.17 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authority of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10 percent of RLI Insurance Company’s policyholder surplus as of December 31 of the preceding year or its net income for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 2006 without prior approval is $69.1 million. The actual amount paid in 2005 was $13.0 million.

In February 2006, we announced a $100 million common stock repurchase program. The repurchases are expected to be made at prevailing market prices over a period of up to 18 months in open market or private transactions. This program replaces an existing share repurchase program, last utilized in 2001.

Outlook for 2006

The insurance marketplace, and in particular the excess and surplus segment, is subject to cycles involving alternating periods of price increases and decreases. Over the last three years, continuing soft market conditions have resulted in either decelerating growth rates or in some cases, actual declines. This will likely continue although it will vary greatly between our various coverages, and we do expect to experience some organic growth in 2006. We also expect to see underwriting profits in all three insurance segments absent any major catastrophe. Specific details regarding events in our business segments follow.

Casualty

We expect stability in this market to continue through 2006. We will continue to maintain a profit-focused strategy and look to broaden our production sources as a means of holding our market position, and of potentially growing this segment. We believe that pricing in the overall casualty insurance marketplace will remain generally stable, as companies continue sound underwriting practices in a low interest rate environment. There is, however, the risk that pricing will deteriorate if the level of capital in the industry continues to grow and if interest rates increase, allowing for investment returns to offset declines in some organizations’ underwriting discipline. This outlook varies slightly by coverage as we find competitive pressures across the board. We anticipate continued profitability in 2006 as a result of our ability to select quality risks. As volume levels off, some pressure on the expense ratio may occur without a significant impact on expected underwriting profit. The benefits to our performance over the last two years from reductions in reserves related to prior years cannot be expected to reoccur.

Property

We expect the growth pattern that was beginning to develop in the latter part of 2005 to extend and strengthen in 2006. We expect a general increase in property rates and a significant rate increase catastrophe exposures. These improvements will be mitigated by increases in our reinsurance costs in this segment. Aside from our construction coverage losses and severe hurricane seasons of the last two years, our other property coverages continue to exhibit favorable loss experience.

Surety

Having addressed the loss experience issues related to our contract surety coverage over the last three years, additional underwriting staff and improving marketplace conditions should contribute growth in 2006. It is further expected that the surety segment will continue its profitability in 2006.

Investments

Within our investment portfolio, we expect to continue to increase investment income as the balance of our portfolio grows from operating and investing cash flow. Interest rates for bonds with maturities of greater than five years, where a majority of our fixed income portfolio is concentrated, have remained relatively stable in the last couple of years, although they are below the historical average. If interest rates increase, we will be able to invest our cash flow into higher-yielding investments which would improve investment income. However, rising interest rates will depress the value of our bond portfolio which will negatively impact comprehensive earnings and book value. Twenty percent of our portfolio is invested in common stocks. While we expect the dividend income on these stocks to remain stable, the value of this portfolio will be dictated by the performance of the general stock market, which is difficult to predict. We anticipate adding asset classes to further diversify our investment portfolio. The purpose of the additional classes is to improve the risk and reward profile of our consolidated investment portfolio. We expect to make modest changes to increase the risk profile of our investment portfolio in 2006.

Accounting Standards

In December 2002, the Financial Accounting Standards Board (FASB) published Statement of Financial Accounting Standards SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amended SFAS 123, “Accounting for Stock-Based Compensation” and provided alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Because we have not elected to adopt the fair-value-based method of accounting for stock compensation, the transitional provisions of this statement did not impact us. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation, including disclosures in interim financial statements. The transition guidance and annual disclosure provisions of SFAS 148 were effective for fiscal years ending after December 15, 2002. The disclosure provisions became effective for annual reporting in 2002 and interim reporting in 2003.

In December 2004, the FASB revised Statement No. 123 (SFAS 123R), “Share-Based Payment,” which requires companies to expense the estimated fair value of employee stock options and similar awards, for all options vesting, granted, or modified after the effective date of this revised statement. The accounting provisions of SFAS 123R were to become effective for interim periods beginning after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) adopted a final rule amending Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123R. The effect of this ruling is to delay the effective date of SFAS 123R to the first interim or annual reporting period of the registrant’s first fiscal year beginning on or after June 15, 2005. As a result, the accounting provisions of SFAS 123R will become effective for our financial statements beginning in 2006.

In May of 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections.” This Statement replaces, APB 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement applies to accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt this guidance prospectively.

In March 2004, the FASB issued Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted for our year ended December 31, 2004.

Late in 2005, the FASB issued FSP FAS 115-1 and FAS 124 1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FASB Staff Position (FSP) addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” We will adopt the provisions of this guidance in 2006 as required.

In late 2005, the AICPA Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, effective for contract replacements occurring in fiscal years beginning after December 15, 2006. The SOP defines an internal replacement of an insurance contract as a modification in product features, rights, or coverages that occurs by the exchange of an existing contract for a new contract, or by amendment endorsement, or rider to a contract, or by the election of a feature or coverage with a contract. Insurance contracts meeting this replacement criteria should be accounted for as an extinguishment of the replaced contract. We will review the guidance during 2006 and determine the applicability to any of our various insurance contracts.

State and Federal Legislation

As an insurance holding company, we, as well as our insurance subsidiaries, are subject to regulation by the states and territories in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer’s state of domicile requires periodic reporting to the state regulatory authority of the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must have fair and reasonable terms, and the insurer’s policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance company subsidiaries of the holding company system.

The insurance holding company laws also require that ordinary dividends be reported to the insurer’s domiciliary regulator prior to payment of the dividend and that extraordinary dividends may not be paid without such regulator’s prior approval. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 100 percent of the insurer’s statutory net income for the most recent calendar year, or 10 percent of its statutory policyholders’ surplus as of the preceding year end. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. “Control” is generally presumed to exist through the ownership of 10 percent or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries’ states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

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

Under state insurance laws, our insurance company subsidiaries cannot treat reinsurance ceded to an unlicensed or non-accredited reinsurer as an asset or as a deduction from its liabilities in their statutory financial statements, except to the extent that the reinsurer has provided collateral security in an approved form, such as a letter of credit. As of December 31, 2005, $4.4 million of our reinsurance recoverables were due from unlicensed or non-accredited reinsurers that had not provided us with approved collateral.

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

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by the policyholders of insurance companies that become insolvent. Depending upon state law, licensed insurers can be assessed an amount that is generally equal to between 1 percent and 2 percent of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. These assessments may increase or decrease in the future, depending upon the rate of insolvencies of insurance companies. In some states, these assessments may be wholly or partially recovered through policy fees paid by insureds.

In addition to monitoring our existing regulatory obligations, we are also monitoring developments in the following areas to determine the potential effect on our business and to comply with our legal obligations.

Broker Contingent Commission

In 2004, the New York attorney general began an investigation into insurance broker activities connected with contingent commission agreements. The investigation led to lawsuits and prompted other attorneys general and state insurance departments to conduct further investigations. We have responded to all inquiries from state attorneys general and insurance departments. We also conducted an internal investigation of our contingent commission arrangements and related underwriting practices and found no improper actions. We have also established a corporate policy regarding the proper use and authorization of contingent commission agreements. The National Association of Insurance Commissioners (NAIC) has created a model act on these agreements for agents and brokers, and statutes have been proposed or enacted in several states. We continue to closely monitor all legislative developments.

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

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (TRIA) became law. TRIA was set to expire on December 31, 2005, but the law has been extended until December 31, 2007. The act, as extended and amended, provides for a federal back-stop for terrorism losses as defined by the act and certified by the secretary of the treasury in concurrence with the secretary of state and the U.S. attorney general. Under TRIA, coverage provided for losses caused by acts of terrorism is partially reimbursed by the United States under a formula whereby the government pays 90 percent in 2006 and 85 percent in 2007 of covered terrorism losses exceeding a prescribed deductible to the insurance company providing the coverage. The deductible is calculated as 17.5 percent in 2006 and 20 percent in 2007 of gross earned premium net of a few excludable lines. Coverage under the act must be made available to policyholders, with certain specified exceptions, in commercial property and casualty policies. The immediate effect, as regards state regulation, was to nullify terrorism exclusions to the extent they exclude losses that would otherwise be covered under the act. We are in compliance with the requirements of TRIA and have made terrorism coverage available to policyholders. Given the challenges associated with attempting to assess the possibility of future acts of terror exposures and assign an appropriate price to the risk, we have taken a conservative underwriting position on most of our affected products.

Privacy

As mandated by the federal Gramm-Leach-Bliley Act, enacted in 1999, the individual states continue to promulgate and refine regulations that require financial institutions, including insurance licensees, to take certain steps to protect the privacy of certain consumer and customer information relating to products or services primarily for personal, family or household purposes. In 2000 the NAIC adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of this act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Many states have adopted similar provisions regarding the safeguarding of customer information. Our insurance subsidiaries have implemented procedures to comply with the act’s related privacy requirements. We continue to monitor our procedures for compliance.

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

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, enacted on July 30, 2002, presents a significant expansion of securities law regulation of corporate governance, accounting practices, reporting and disclosure that affects publicly traded companies. The act, in part, sets forth requirements for certification by company CEOs and CFOs of certain reports filed with the SEC, disclosures pertaining to the adoption of a code of ethics applicable to certain management personnel, and safeguards against actions to fraudulently influence, manipulate or mislead independent public or certified accountants of the issuer’s financial statements. It also requires stronger guidance for development and evaluation of internal control procedures, as well as provisions pertaining to a company’s audit committee of the board of directors. As required by Section 404 of the act and under the supervision from and participation of management, including executive management, we annually complete an evaluation of our internal control system including all design, assessment, documentation and testing phases. This evaluation is intended to identify any deficiencies, measure their materiality, and implement procedures, where necessary, to remediate them.

The annual certification of our chief executive officer with respect to compliance with the New York Stock Exchange corporate governance listing standards has been submitted to the New York Stock Exchange and the annual certifications of our chief executive officer and chief financial officer required by Section 302 of the Sarbanes-Oxley Act of 2002 with respect to the our 2005 fiscal year have been filed with the Securities and Exchange Commission as an exhibit to our annual report on Form 10-K for 2005.

Asbestos Litigation Reform

Congress has considered, but not yet enacted, asbestos litigation reform legislation. Alternatives range from a proposal requiring manufacturers and insurers to fund liabilities for asbestos exposure to provide for a remedy for all asbestos-related claims, to a proposal requiring victims to document their medical condition before suing for damages. We continue to monitor our expected exposure and do not perceive a significant risk.

Class Action Reform

Legislation was enacted by Congress that curtailed forum shopping and allows defendants to move large national class action cases to federal courts. The legislation also includes provisions to protect consumer class members on matters such as non-cash settlements and written settlement information. We view this as favorable legislation to us and the industry.

Federal Regulation of Insurance

Congress held hearings on federal involvement in the regulation of the insurance industry. The hearings included a discussion of proposed federal legislation that would direct states to enact certain standards for the insurance industry. This proposed legislation would have a significant impact on the insurance industry, and we continue to monitor all proposals. We anticipate that there will be further legislative activity during 2006.

Corporate Compliance

We have a code of conduct, corporate governance guidelines, and compliance manual, which provide directors, officers and employees with guidance on complying with a variety of federal and state laws and company policies. Electronic versions of these documents, as well as the following documents, are, or will be, available on our web site (www. rlicorp.com): 2005 summary annual report; 2005 financial report; 2006 proxy statement; annual report on form 10-K; and charters of the executive resources, audit, finance and investment, and nominating/corporate governance committees. Printed copies of these documents will be made available upon request without charge to any shareholder.

Licenses and Trademarks

RLI Insurance Company has a software license and services agreement with Risk Management Solutions, Inc. for the modeling of natural hazard catastrophes. The license is renewed on an annual basis. RLI Insurance Company has a perpetual license with AIG Technology Enterprises, Inc. for policy management, claims processing, premium accounting, file maintenance, financial/ management reporting, reinsurance processing and statistical reporting. We also enter into other software licensing agreements in the ordinary course of business.

RLI Insurance Company obtained service mark registration of the letters “RLI” in 1998, “eRLI” and “RLINK” in 2000 and “EFIDUCIARY” in 2002, “Surety America” and “Underwriters Indemnity” in 2004, and “@Home Business Protection” in 2006 in the U.S. Patent and Trademark Office. Such registrations protect the marks nationwide from deceptively similar use. The duration of these registrations is ten years unless renewed.

Forward Looking Statements

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to our current expectations, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by us. These forward looking statements generally include words such as “expect,” “will,” “should,” “anticipate,” and similar expressions. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development and the impact thereof on our loss reserves, the adequacy of our reinsurance programs, developments in the securities market and the impact on our investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those expressed in, or implied by, these forward looking statements. We assume no obligation to update any such statements. You should review the various risks, uncertainties and other factors listed from time to time in our Securities and Exchange Commission filings.

Consolidated Balance Sheets

The accompanying notes are an integral part of the consolidated financial statements.

	December 31,
(in thousands, except share data)	2005	2004
Assets

Investments:
Fixed maturities:
Available-for-sale, at fair value (amortized cost — $1,189,408 in 2005 and $992,650 in 2004)	$1,181,636	$1,008,949
Held-to-maturity, at amortized cost (fair value — $138,902 in 2005 and $166,293 in 2004)	134,451	156,787
Trading, at fair value (amortized cost — $15,465 in 2005 and $11,756 in 2004)	15,312	11,939
Equity securities available-for-sale, at fair value (cost — $186,417 in 2005 and $169,479 in 2004)	321,096	315,875
Short-term investments, at cost which approximates fair value	45,296	76,168
Total investments	1,697,791	1,569,718
Cash	—	—
Accrued investment income	16,974	15,183
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $19,987 in 2005 and $16,164 in 2004	126,894	146,667
Ceded unearned premiums	114,668	101,446
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $18,605 in 2005 and $13,837 in 2004	593,209	464,180
Deferred policy acquisition costs, net	69,477	67,146
Property and equipment, at cost, net of accumulated depreciation of $35,306 in 2005 and $36,777 in 2004	20,859	18,335
Investment in unconsolidated investees	54,340	43,398
Goodwill, net of accumulated amortization of $4,700 in 2005 and 2004	26,214	26,214
Other assets	15,444	16,488
Total assets	$2,735,870	$2,468,775

Liabilities and shareholders’ equity

Liabilities:
Unpaid losses and settlement expenses	$1,331,866	$1,132,599
Unearned premiums	383,683	367,205
Reinsurance balances payable	97,526	78,062
Notes payable, short-term debt	15,541	46,839
Income taxes — current	4,425	11,612
Income taxes — deferred	22,717	38,966
Bonds payable, long-term debt	100,000	100,000
Other liabilities	87,171	69,831
Total liabilities	2,042,929	1,845,114

Shareholders’ equity:
Common stock ($1 par value, authorized 50,000,000 shares, issued 31,344,058 shares in 2005 and 31,108,607 shares in 2004)	31,344	31,109
Paid-in capital	181,794	180,592
Accumulated other comprehensive earnings net of tax	82,785	106,017
Retained earnings	478,043	386,968
Deferred compensation	7,735	6,891
Treasury stock, at cost (5,792,753 shares in 2005 and 2004)	(88,760)	(87,916)
Total shareholders’ equity	692,941	623,661
Total liabilities and shareholders’ equity	$2,735,870	$2,468,775

Consolidated Statements of Earnings and Comprehensive Earnings

The accompanying notes are an integral part of the consolidated financial statements.

	Years ended December 31,
(in thousands, except per share data)	2005	2004	2003
Net premiums earned	$491,307	$511,348	$463,597
Net investment income	61,641	54,087	44,151
Net realized investment gains	16,354	13,365	12,138
Consolidated revenue	569,302	578,800	519,886
Losses and settlement expenses	251,170	306,131	278,990
Policy acquisition costs	136,058	134,595	119,281
Insurance operating expenses	35,196	30,731	27,989
Interest expense on debt	7,118	6,894	1,010
General corporate expenses	6,780	5,536	3,886
Total expenses	436,322	483,887	431,156
Equity in earnings of unconsolidated investees	10,896	5,429	5,548
Earnings before income taxes	143,876	100,342	94,278
Income tax expense (benefit):
Current	40,481	32,495	23,760
Deferred	(3,739)	(5,189)	(773)
Income tax expense	36,742	27,306	22,987
Net earnings	$107,134	$73,036	$71,291
Other comprehensive earnings (loss), net of tax
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$(12,594)	$16,871	$31,793
Less: Reclassification adjustment for gains (losses) included in net earnings	(10,638)	(8,553)	(5,391)
Other comprehensive earnings (loss)	(23,232)	8,318	26,402
Comprehensive earnings	$83,902	$81,354	$97,693

Earnings per share:
Basic
Net earnings per share	$4.21	$2.90	$2.84
Comprehensive earnings per share	$3.30	$3.23	$3.89
Diluted
Net earnings per share	$4.07	$2.80	$2.76
Comprehensive earnings per share	$3.19	$3.12	$3.78
Weighted average number of common shares outstanding:
Basic	25,459	25,223	25,120
Diluted	26,324	26,093	25,846

Consolidated Statements of Shareholders’ Equity

The accompanying notes are an integral part of the consolidated financial statements.

				Accumulated
	Total			Other			Treasury
(in thousands, except per share data)	Shareholders’ Equity	Common Stock	Paid-in Capital	Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Stock at Cost
Balance, January 1, 2003	$456,555	$30,473	$170,205	$71,297	$265,573	$5,531	$(86,524)
Net earnings	71,291				71,291
Other comprehensive earnings, net of tax	26,402			26,402
Shares issued from public offering, less costs	10,048	420	9,628
Treasury shares purchased (798 shares)	(22)						(22)
Deferred compensation under Rabbi trust plans	—					538	(538)
Shares issued from exercise of stock options	708	65	643
Other capital items, including CatEPuts amortization	(792)		(792)
Dividends declared ($.40 per share)	(10,056)				(10,056)
Balance, December 31, 2003	$554,134	$30,958	$179,684	$97,699	$326,808	$6,069	$(87,084)
Net earnings	73,036				73,036
Other comprehensive earnings, net of tax	8,318			8,318
Treasury shares purchased (266 shares)	(10)						(10)
Deferred compensation under Rabbi trust plans	—					822	(822)
Shares issued from exercise of stock options	1,059	151	908
Dividends declared ($.51 per share)	(12,876)				(12,876)
Balance, December 31, 2004	$623,661	$31,109	$180,592	$106,017	$386,968	$6,891	$(87,916)
Net earnings	107,134				107,134
Other comprehensive loss, net of tax	(23,232)			(23,232)
Deferred compensation under Rabbi trust plans	—					844	(844)
Shares issued from exercise of stock options	1,437	235	1,202
Dividends declared ($.63 per share)	(16,059)				(16,059)
Balance, December 31, 2005	$692,941	$31,344	$181,794	$82,785	$478,043	$7,735	$(88,760)

Consolidated Statements of Cash Flows

The accompanying notes are an integral part of the consolidated financial statements.

		Years ended December 31,
	(in thousands)	2005	2004	2003
	Cash flows from operating activities
	Net earnings	$107,134	$73,036	$71,291
	Adjustments to reconcile net earnings to net cash provided by operating activities:
	Net realized investment gains	(16,354)	(13,365)	(12,138)
	Depreciation	3,228	3,033	3,234
	Other items, net	11,311	10,738	164
	Change in: Accrued investment income	(1,791)	(2,378)	(5,209)
	Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	19,773	6,193)	(30,602)
	Reinsurance balances payable	19,464	(14,320)	14,151
	Ceded unearned premium	(13,221)	302	(6,342)
	Reinsurance balances recoverable on unpaid losses	(129,029)	(92,132)	(31,162)
	Deferred policy acquisition costs	(2,331)	(3,409)	(3,635)
	Accounts payable and accrued expenses	9,693	2,411	5,107
	Unpaid losses and settlement expenses	199,267	229,158	170,603
	Unearned premiums	16,479	(437)	16,839
Income taxes:	Current	(7,187)	4,460	5,365
	Deferred	(3,739)	(5,189)	(773)
	Changes in investment in unconsolidated investees: Undistributed earnings	(10,896)	(5,429)	(5,548)
	Net proceeds from trading portfolio activity	(3,774)	(3,710)	(326)
	Net cash provided by operating activities	$198,027	$188,962	$191,019
	Cash flows from investing activities
	Purchase of: Fixed maturities, held-to-maturity	$(3,024)	$—	$(3,002)
	Fixed maturities, available-for-sale	(407,658)	(360,162)	(508,785)
	Equity securities, available-for-sale	(73,519)	(58,675)	(31,505)
	Short-term investments, net	—	(2,219)	—
	Property and equipment	(10,538)	(4,051)	(4,403)
	Note receivable	(6,000)	—	—
Proceeds from sale of:	Fixed maturities, held-to-maturity	—	—	6,340
	Fixed maturities, available-for-sale	149,724	108,088	116,047
	Equity securities, available-for-sale	72,374	39,638	31,907
	Short-term investments, net	38,506	—	13,816
	Property and equipment	4,787	1,298	311
	Insurance shell (UIH)	—	—	5,100
Proceeds from call or maturity of:	Fixed maturities, held-to-maturity	25,363	24,080	48,079
	Fixed maturities, available-for-sale	55,578	71,814	40,684
	Note receivable	1,500	3,000	1,500
	Net cash used in investing activities	$(152,907)	$(177,189)	$(283,911)
	Cash flows from financing activities
	Proceeds from stock offering	$—	$—	$10,048
	Proceeds from issuance of long-term debt — bonds	—	—	98,463
	Proceeds from issuance of short-term debt	214	366	1,185
	Payment on short-term debt	(31,512)	(1,088)	(7,981)
	Shares issued under stock option plan	1,437	1,059	708
	Treasury shares purchased	—	(10)	(22)
	Cash dividends paid	(15,259)	(12,100)	(9,509)
	Net cash provided by (used in) financing activities	$(45,120)	$(11,773)	$92,892
	Net decrease in cash	—	—	—
	Cash at beginning of year	—	—	—
	Cash at end of year	$—	$—	$—

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

A. Description of business: We are a holding company that, through our subsidiaries, underwrites selected property and casualty insurance products.

We conduct operations principally through three insurance companies. RLI Insurance Company (RLI), our principal subsidiary, writes multiple lines insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. RLI Indemnity Company (RIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines insurance on an admitted basis in 49 states and the District of Columbia.

B. Principles of consolidation and basis of presentation: The accompanying consolidated financial statements were prepared in conformity with GAAP (accounting principles generally accepted in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years’ financial statements to conform with the classifications used in 2005.

C. Investments: In compliance with Statement of Financial Accounting Standards (SFAS) 115, “Accounting for Certain Investments in Debt and Equity Securities,” we classify our investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: available-for-sale, held-to-maturity or trading.

Available-For-Sale Securities

Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. All of our equity securities and approximately 89 percent of debt securities are classified as available-for-sale.

Held-to-Maturity Securities

Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. We have classified approximately 10 percent of our debt securities portfolio as held-to-maturity.

Trading Securities

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. We have classified approximately 1 percent of our debt securities portfolio as trading.

For the years ended December 31, 2005, 2004 and 2003, no securities were transferred from held-to-maturity to available-for-sale or trading.

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

Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities using the yield to worst method. Dividends on equity securities are credited to earnings on the ex-dividend date.

During 2004, we owned warrants in a private mortgage origination company that were received in conjunction with the purchase of a note receivable, and which were accounted for as derivative instruments under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” During 2004, we recognized $0.1 million of investment income representing the change in fair value of the warrants. During 2003, we recorded $1.7 million in net investment income to recognize the current period change in the fair value of these stock warrants. On October 11, 2004, we converted our warrants into common shares, bringing our total ownership to 21 percent. These common shares are accounted for as an investment in unconsolidated investees (see note 1J for further discussion).

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

E. Unpaid losses and settlement expenses: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses as happened during 2005, when favorable experience on casualty business led us to reduce our reserves. Based on the current assumptions used in calculating reserves, we believe that our overall reserve levels at December 31, 2005 are adequate to meet our future obligations. See note 6 for a further discussion of unpaid losses and settlement expenses.

F. Insurance revenue recognition: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on a monthly pro rata basis.

G. Policy acquisition costs: We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written.

H. Property and equipment: Property and equipment are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 40 years for buildings and improvements.

I. Intangible assets: In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” the amortization of goodwill and indefinite-lived intangible assets is not permitted. Goodwill and indefinite-lived intangible assets remain on the balance sheet and are tested for impairment on an annual basis, or when there is reason to suspect that their values may have been diminished or impaired. Goodwill and indefinite-lived intangible assets, which relate to our surety segment, are listed separately on the balance sheet and totaled $26.2 million at December 31, 2005 and 2004. Impairment testing was performed during 2005, pursuant to the requirements of SFAS 142. Based upon this review, these assets do not appear to be impaired.

Intangible assets with definite lives continue to be amortized over their estimated useful lives. Definite-lived intangible assets that continue to be amortized under SFAS 142 relate to our purchase of customer-related and marketing-related intangibles. These intangibles have useful lives ranging from five to 10 years. Amortization of intangible assets was $0.5 million for 2005, compared to $1.3 million in 2004 and $0.7 million in 2003. Amortization expense in 2004 includes $0.7 million of additional expense recorded, pursuant to our review of the recoverability of the definite-lived intangible asset relating to contract surety. Definite-lived intangibles are subject to review for impairment pursuant to the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires, among other things, that we review our long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. During 2004, we reviewed the recoverability of the definite-lived intangible asset relating to contract surety. In accordance with SFAS 144, this asset was tested for impairment by comparing the asset’s projected undiscounted cash flows to its carrying value. Results of these tests indicated the asset was not recoverable. We recorded $0.7 million of amortization expense. Subsequent to this adjustment, this asset has a carrying value of $0.

Amortization expense on intangible assets is expected to be $0.4 million in 2006 and $0.1 million in 2007. In 2007, these assets will be fully amortized. At December 31, 2005, net intangible assets totaled $0.5 million, net of $5.2 million of accumulated amortization, and are included in other assets. At December 31, 2004, net intangible assets totaled $1.0 million, net of $4.7 million of accumulated amortization.

J. Investment in unconsolidated investees: We maintain a 41 percent interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. Maui Jim’s chief executive officer owns the majority of the remaining outstanding shares of Maui Jim, Inc. Our investment in Maui Jim, Inc. was $44.4 million in 2005 and $35.9 million in 2004. In 2005, we recorded $8.4 million in investee earnings compared to $5.0 million in 2004 and $5.5 million in 2003. Maui Jim recorded net income of $20.1 million in 2005, $10.9 million in 2004 and $14.0 million in 2004. Additional summarized financial information for Maui Jim, Inc. for 2005 and 2004 is outlined in the following table:

(in millions)	2005	2004
Current assets	$80.8	$61.3
Total assets	114.6	90.4
Current liabilities	22.7	21.1
Total liabilities	28.7	25.5
Total equity	85.9	64.9

Approximately $31.5 million of undistributed earnings from Maui Jim, Inc. are included in our retained earnings as of December 31, 2005.

In January, 2006 the board of directors of Maui Jim, Inc. declared a dividend that will be payable in the first quarter of 2006. Our share of the cash dividend will be $16.5 million. The tax benefit associated with this dividend is discussed in note 7.

We also maintain a 21 percent interest in the earnings of Taylor, Bean & Whitaker Mortgage Corp. (TBW), a private mortgage origination company, which is accounted for by the equity method. TBW’s chairman owns the majority of the remaining outstanding shares. Our ownership commenced in October 2004 when we exercised warrants that were acquired in 1999. Our investment in TBW was $10.0 million in 2005 and $7.5 million in 2004. In 2005, we recorded $2.5 million in investee earnings, compared to $0.5 million in 2004. TBW recorded net income of $13.9 million in 2005 on revenue of $102.2 million. In 2004, TBW recorded net income of $9.1 million on revenue of $72.2 million. Additional summarized financial information for TBW for 2005 and 2004 is outlined in the following table:

(in millions)	2005	2004
Mortgage/mortgage servicing right assets	$1,465.5	$449.2
Other assets	260.2	66.9
Mortgage loan liabilities	1,539.4	398.7
Other liabilities	126.5	71.3
Total equity	59.8	46.1

Approximately $9.5 million of undistributed earnings from TBW are included in our retained earnings as of December 31, 2005.

We perform impairment reviews of our investments in unconsolidated investees. Based upon these reviews, these assets were not impaired.

K. Income taxes: We file a consolidated income tax return. Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses, and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

L. Earnings per share: Pursuant to disclosure requirements contained in SFAS 128, “Earnings per Share,” the following represents a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations contained in the financial statements.

(in thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2005
Basic EPS
Income available to common shareholders	$107,134	25,459	$4.21
Stock options	—	865
Diluted EPS
Income available to common shareholders and assumed conversions	$107,134	26,324	$4.07
For the year ended December 31, 2004
Basic EPS
Income available to common shareholders	$73,036	25,223	$2.90
Stock options	—	870
Diluted EPS
Income available to common shareholders and assumed conversions	$73,036	26,093	2.80
For the year ended December 31, 2003
Basic EPS
Income available to common shareholders	$71,291	25,120	$2.84
Stock options	—	726
Diluted EPS
Income available to common shareholders and assumed conversions	$71,291	25,846	$2.76

M. Comprehensive earnings: The difference between our net earnings and our comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax, whereas net earnings does not include such amounts, and such amounts are instead directly credited or charged against shareholders’ equity. In reporting the components of comprehensive earnings on a net basis in the income statement, we have used a 35 percent tax rate. Other comprehensive income (loss), as shown, is net of tax expense (benefit) of $(12.5) million, $4.5 million, and $14.2 million, respectively, for 2005, 2004 and 2003.

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

O. Stock based compensation: In December 2002, the Financial Accounting Standards Board (FASB) published Statement of Financial Accounting Standards (SFAS) 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amended SFAS 123, “Accounting for Stock-Based Compensation” and provided alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Because we have not elected to adopt the fair-value-based method of accounting for stock compensation, the transitional provisions of this statement did not impact us. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation, including disclosures in interim financial statements. The transition guidance and annual disclosure provisions of SFAS 148 were effective for fiscal years ending after December 15, 2002. The disclosure provisions became effective for annual reporting in 2002 and interim reporting in 2003.

In December 2004, the FASB revised Statement No. 123 (SFAS 123R), “Share-Based Payment,” which requires companies to expense the estimated fair value of employee stock options and similar awards, for all options vesting, granted, or modified after the effective date of this revised statement. The accounting provisions of SFAS 123R were to become effective for interim periods beginning after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) adopted a final rule amending Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123R. The effect of this ruling is to delay the effective date of SFAS 123R to the first interim or annual reporting period of the registrant’s first fiscal year beginning on or after June 15, 2005. As a result, the accounting provisions of SFAS 123R will become effective for our financial statements beginning in 2006.

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

Had compensation cost for the plan been determined consistent with SFAS 123, our net income and earnings per share would have been reduced to the following pro forma amounts:

(in thousands, except per share data)
Year ended December 31,	2005	2004	2003
Net income, as reported	$107,134	$73,036	$71,291
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	553	—	—
Deduct: total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(4,592)	(1,941)	(1,679)
Pro forma net income	$103,095	$71,095	$69,612
Earnings per share:
Basic—as reported	$4.21	$2.90	$2.84
Basic—pro forma	$4.05	$2.82	$2.77
Diluted—as reported	$4.07	$2.80	$2.76
Diluted—pro forma	$3.92	$2.72	$2.69

During 2005, our board of directors adopted resolutions authorizing the accelerated vesting of unvested stock options, including directors’ stock options. These resolutions were effective May 5, 2005, for all shares issued prior to this date and December 30, 2005, for shares issued subsequent to May 5, 2005. Acceleration was applicable to substantially all unvested options and contains certain share transfer restrictions. These modifications, which occurred prior to the effective date of SFAS 123R, effectively remove these options from expense consideration under SFAS 123R. These options will continue to be accounted for under the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Under APB 25, compensation expense recorded for accelerated vesting is measured by applying two criteria: (1) the difference between the market price and the option exercise price on the date of acceleration, and (2) the number of options that would have been forfeited as unexercisable (unvested) had acceleration not occurred. Using the guidance set forth in APB 25 and related interpretations, our historical forfeiture rate of less than 10 percent, and certain other assumptions for anticipated retirements, we recorded $0.8 million of pre-tax compensation expense during 2005. This expense represents our best estimate of the total expense associated with acceleration. See note 8 for further discussion and related disclosures regarding stock options.

P. Risks and uncertainties: Certain risks and uncertainties are inherent to our day-to-day operations and to the process of preparing our financial statements. The more significant risks and uncertainties, as well as our methods for mitigating, quantifying and minimizing such, are presented below and throughout the notes to the consolidated financial statements.

Catastrophe Exposures

Our insurance coverages include exposure to catastrophic events. Our major catastrophe exposure is to losses caused by earthquakes, primarily in the state of California. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. Using computer-assisted modeling techniques, we monitor and manage our exposure to catastrophic events. Additionally, we further limit our risk to such catastrophes through the purchase of reinsurance. In 2005, our property underwriting was supported by $400.0 million in traditional catastrophe reinsurance protection, subject to certain retentions by us. At January 1, 2006, we increased our attachment of catastrophe coverage for California earthquake exposures by $25 million, at the same time increasing protection for all catastrophes to $450 million, subject to certain retentions by us. We actively restructure our catastrophe program in order to maximize limits and minimize costs.

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

The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer’s reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries’ internal capital requirements and the NAIC’s RBC developments. As of December 31, 2005, we have determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations.

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

2. Investments

A summary of net investment income is as follows:

Investment Income (in thousands)	2005	2004	2003
Interest on fixed maturities	$56,427	$49,657	$38,701
Dividends on equity securities	9,466	8,919	7,316
Appreciation in private equity warrants	—	110	1,748
Interest on short-term investments	1,316	621	691
Gross investment income	67,209	59,307	48,456
Less investment expenses	(5,568)	(5,220)	(4,305)
Net investment income	$61,641	$54,087	$44,151

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

Realized/unrealized gains	2005	2004	2003
(in thousands)
Net realized investment gains (losses)
Fixed maturities
Available-for-sale	$573	$335	$1,372
Held-to-maturity	18	126	391
Trading	(32)	(154)	(107)
Equity securities	15,887	12,824	6,922
Sale of insurance shell (UIH, Inc.)	—	—	3,422
Other	(92)	234	138
	16,354	13,365	12,138
Net changes in unrealized gains (losses) on investments
Fixed maturities
Available-for-sale	(24,070)	(1,725)	(316)
Held-to-maturity	(5,055)	(4,841)	(3,640)
Equity securities	(11,718)	14,925	40,412
	(40,843)	8,359	36,456
Net realized investment gains and changes in unrealized gains (losses) on investments	$(24,489)	$21,724	$48,594

Following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/maturities:

		Proceeds	Gross Realized		Net Realized
(in thousands)		From Sales	Gains	Losses	Gain (Loss)
Sales
2005 —	Available-for-sale	$149,724	$2,629	$(2,319)	$310
	Trading	1,359	4	(34)	(30)
	Equities	72,374	18,791	(2,904)	15,887
2004 —	Available-for-sale	$108,088	$300	$(252)	$48
	Trading	2,645	126	(3)	123
	Equities	39,638	13,677	(853)	12,824
2003 —	Available-for-sale	$119,070	$1,796	$(513)	$1,283
	Held-to-maturity	6,340	273	(2)	271
	Trading	1,211	39	(1)	38
	Equities	31,907	9,419	(2,497)	6,922
Calls/Maturities
2005 —	Available-for-sale	$55,578	$263	$—	$263
	Held-to-maturity	25,363	19	(1)	18
	Trading	942	—	(2)	(2)
2004 —	Available-for-sale	$71,814	$303	$(16)	$287
	Held-to-maturity	24,080	126	—	126
	Trading	524	—	—	—
2003 —	Available-for-sale	$30,404	$89	$—	$89
	Held-to-maturity	47,080	121	(1)	120
	Trading	657	—	—	—

On July 1, 2003, we sold an insurance company shell that owned $6.3 million in bonds designated as held-to-maturity, generating a net realized gain. See note 1.Q for more information regarding this transaction.

The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 2005 and 2004:

	Amortized	Estimated	Gross Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
2005
Available-for-sale
U.S. government	$9,492	$9,324	$31	$(199)
U.S. agencies	440,237	435,561	596	(5,272)
Mtge/ABS/CMO*	107,638	106,298	446	(1,786)
Corporate	210,748	208,760	2,634	(4,622)
States, political sub-divisions & revenues	421,293	421,693	3,414	(3,014)
Fixed maturities	1,189,408	1,181,636	7,121	(14,893)
Equity securities	186,417	321,096	135,493	(814)
Total available-for-sale	$1,375,825	$1,502,732	$142,614	$(15,707)
Held-to-maturity
U.S. government	$10,104	$10,224	$120	$—
U.S. agencies	23,770	24,800	1,078	(48)
States, political sub-divisions & revenues	100,577	103,878	3,301	—
Total held-to-maturity	$134,451	$138,902	$4,499	$(48)
Trading
U.S. government	$3,523	$3,481	$10	$(52)
U.S. agencies	3,370	3,345	24	(49)
Mtge/ABS/CMO*	3,441	3,391	—	(50)
Corporate	5,031	4,989	17	(59)
States, political sub-divisions & revenues	100	106	6	—
Total trading	15,465	15,312	57	(210)
Total	$1,525,741	$1,656,946	$147,170	$(15,965)

	Amortized	Estimated	Gross Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
2004
Available-for-sale
U.S. government	$9,201	$9,252	$97	$(46)
U.S. agencies	209,199	211,457	2,919	(661)
Mtge/ABS/CMO*	91,609	93,383	1,936	(162)
Corporate	316,609	321,491	8,358	(3,476)
States, political sub-divisions & revenues	366,032	373,366	7,774	(440)
Fixed maturities	992,650	1,008,949	21,084	(4,785)
Equity securities	169,479	315,875	146,486	(90)
Total available-for-sale	$1,162,129	$1,324,824	$167,570	$(4,875)
Held-to-maturity
U.S. government	$12,130	$12,654	$524	$—
U.S. agencies	27,693	29,942	2,249	—
States, political sub-divisions & revenues	116,964	123,697	6,733
Total held-to-maturity	$156,787	$166,293	$9,506	$—
Trading
U.S. government	$3,542	$3,578	$62	$(26)
U.S. agencies	2,897	2,958	66	(5)
Mtge/ABS/CMO*	919	915	—	(4)
Corporate	4,298	4,377	76	3
States, political sub-divisions & revenues	100	111	11	—
Total trading	$11,756	$11,939	$215	$(32)
Total	$1,330,672	$1,503,056	$177,291	$(4,907)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2005, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Estimated Fair Value
Available-for-sale
Due in one year or less	$5,839	$5,864
Due after one year through five years	188,415	187,225
Due after five years through 10 years	612,485	611,272
Due after 10 years	382,669	377,275
	$1,189,408	$1,181,636
Held-to-maturity
Due in one year or less	$16,593	$16,750
Due after one year through five years	76,168	78,315
Due after five years through 10 years	41,434	43,573
Due after 10 years	256	264
	$134,451	$138,902
Trading
Due in one year or less	$1,049	$1,050
Due after one year through five years	5,685	5,643
Due after five years through 10 years	6,489	6,416
Due after 10 years	2,242	2,203
	$15,465	$15,312
Total fixed-income
Due in one year or less	$23,481	$23,664
Due after one year through five years	270,268	271,183
Due after five years through 10 years	660,408	661,261
Due after 10 years	385,167	379,742
	$1,339,324	$1,335,850

Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. At December 31, 2005, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $82.7 million. This amount was net of deferred taxes of $44.2 million. At December 31, 2004, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $106.0 million. This amount was net of deferred taxes of $56.7 million.

The following table is also used as part of our impairment analysis and illustrates the total value of securities that were in an unrealized loss position as of December 31, 2005. It segregates the securities based on type, noting the fair value, cost (or amortized cost), and unrealized loss on each category of investment as well as in total. The table further classifies the securities based on the length of time they have been in an unrealized loss position.

Investment Positions with Unrealized Losses Segmented by Type and Period of Continuous Unrealized Loss at December 31, 2005

(in thousands)	0-12 Mos.	>12 Mos	Total
U.S. Government
Fair value	$10,062	$—	$10,062
Cost or amortized cost	10,313	—	10,313
Unrealized loss	(251)	—	(251)
U.S. Agency
Fair value	$338,930	$35,118	$374,048
Cost or amortized cost	343,141	36,278	379,419
Unrealized loss	(4,211)	(1,160)	(5,371)
Mtge/ABS/CMO*
Fair value	$84,283	$2,852	$87,135
Cost or amortized cost	86,104	2,866	88,970
Unrealized loss	(1,821)	(14)	(1,835)
Corporate debt securities
Fair value	$103,121	$42,269	$145,390
Cost or amortized cost	105,798	44,271	150,069
Unrealized loss	(2,677)	(2,002)	(4,679)
States, political subdivisions,
revenues & debt securities
Fair value	$210,089	$17,904	$227,993
Cost or amortized cost	212,673	18,335	231,008
Unrealized loss	(2,584)	(431)	(3,015)
Subtotal, debt securities
Fair value	$746,485	$98,143	$844,628
Cost or amortized cost	758,029	101,750	859,779
Unrealized loss	(11,544)	(3,607)	(15,151)
Common stock
Fair value	$13,019	$—	$13,019
Cost or amortized cost	13,833	—	13,833
Unrealized loss	(814)	—	(814)
Total
Fair value	$759,504	$98,143	$857,647
Cost or amortized cost	771,862	101,750	873,612
Unrealized loss	(12,358)	(3,607)	(15,965)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

As of December 31, 2005, we held six common stocks that were in unrealized loss positions. The total unrealized loss on these securities was $0.8 million. All of these securities have been in an unrealized loss position for less than six months. The fixed income portfolio contained 400 securities at a loss as of December 31, 2005. Of these 400 securities, 44 have been in an unrealized loss position for more than 12 consecutive months and these collectively represent $3.6 million in unrealized losses. The fixed income unrealized losses can primarily be attributed to an increase in medium- and long-term interest rates since the purchase of many of these fixed income securities. We continually monitor the credit quality of our fixed income investments to gauge our ability to be repaid principal and interest. We consider price declines of securities in our other-than-temporary-impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

As of December 31, 2005, we held no equity or fixed income securities that individually had an unrealized loss greater than 13 percent. Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses in our equity and bond portfolios, we do not believe any securities suffered an other-than-temporary decline in value as of December 31, 2005.

At December 31, 2005, we were party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. At December 31, 2005, fixed maturities with a fair value of $29.1 million were loaned. Agreements with custodian banks facilitating such lending generally require 102 percent of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to SFAS 140, an invested asset and a corresponding liability have been recognized for the cash collateral amount. To further minimize the credit risks related to this lending program, we monitor the financial condition of other parties to these agreements.

As required by law, certain fixed maturities and short-term investments amounting to $18.6 million at December 31, 2005, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities held in trust amounting to $15.3 million at December 31, 2005. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

3. Policy Acquisition Costs

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2005	2004	2003

Deferred policy acquisition costs, beginning of year	$67,146	$63,737	$60,102
Deferred:
Direct commissions	120,996	120,323	114,864
Premium taxes	7,572	8,460	7,715
Other direct underwriting expenses	50,312	43,154	40,021
Ceding commissions	(44,126)	(36,881)	(41,394)
Net deferred	134,754	135,056	121,206
Amortized	132,423	131,647	117,571
Deferred policy acquisition costs, end of year	$69,477	$67,146	$63,737
Policy acquisition costs:
Amortized to expense	132,423	131,647	117,571
Period costs:	(5,698)	(5,368)	(5,290)
Ceding commission - contingent
Other	9,333	8,316	7,000
Total policy acquisition costs	$136,058	$134,595	$119,281

4. Debt

As of December 31, 2005, total outstanding debt balances totaled $115.5 million, including $100.0 million of long-term notes and $15.5 million in short-term balances.

On December 12, 2003, we completed a public debt offering, issuing $100.0 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at discount resulting in proceeds, net of discount and commission, of $98.9 million. The amount of the discount will be charged to income over the life of the debt on an effective-yield basis. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. The balance of the proceeds was used by the holding company to fund investment and operating activities.

We reduced the use of short-term credit facilities through reverse-repurchase transactions at the insurance subsidiaries. As of December 31, 2005 and 2004, $15.5 million and $46.8 million, respectively, remained outstanding under these reverse-repurchase agreements. The pool of securities underlying the reverse repurchase transactions consists of U.S. government and agency securities with a total carrying value as of December 31, 2005 and 2004, of $15.2 million and $44.7 million, respectively. The use of such agreements remains an investment decision, as the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than is paid in interest expense.

We maintain a $20.0 million revolving line of credit from two financial institutions. The facility has a three-year term that expires on May 31, 2008. At December 31, 2005 and December 31, 2004, we had no outstanding indebtedness on this facility.

We incurred interest expense on debt at the following average interest rates for 2005, 2004, and 2003:

	2005	2004	2003
Line of credit	—	—	2.55%
Reverse repurchase agreements	3.00%	1.62%	1.39%
Total short-term debt	3.17%	1.79%	1.57%
Senior notes	6.02%	6.02%	6.02%
Total debt	5.27%	4.66%	1.76%

Interest paid on outstanding debt for 2005, 2004, and 2003 amounted to $7.2 million, $4.0 million, and $0.9 million respectively.

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

Through the purchase of reinsurance, we generally limit the loss on any individual risk to a maximum of $2.0 million. Additionally, through extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2005	2004	2003
Written
Direct	$748,852	$745,227	$734,098
Reinsurance assumed	7,160	7,361	8,379
Reinsurance ceded	(261,447)	(241,376)	(268,383)
Net	$494,565	$511,212	$474,094
Earned
Direct	$731,483	$744,596	$717,491
Reinsurance assumed	7,629	8,305	8,692
Reinsurance ceded	(247,805)	(241,553)	(262,586)
Net	$491,307	$511,348	$463,597
Losses and settlement expenses incurred
Direct	$506,434	$486,978	$456,150
Reinsurance assumed	7,277	4,273	7,281
Reinsurance ceded	(262,541)	(185,120)	(184,441)
Net	$251,170	$306,131	$278,990

At December 31, 2005, we had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses totaling $657.2 million. More than 95 percent of our reinsurance recoverables are due from companies rated “A-” or better by A.M. Best and S&P rating services.

The following table displays net reinsurance balances recoverable, including collateral, from our top ten reinsurers, as of December 31, 2005. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 3 percent of shareholders equity.

Reinsurer (amounts in thousands)	Amounts Recoverable	A.M Best Rating	S&P Rating
American Reinsurance Company	$139,595	A, Excellent	A+, Strong
General Cologne Re	71,890	A++, Superior	AAA, Extremely Strong
Swiss Reinsurance	50,082	A+, Superior	AA, Very Strong
Lloyds of London	48,862	A, Excellent	A, Strong
Employers Reinsurance Corp.	32,740	A, Excellent	A, Strong
Berkley Insurance Company	30,355	A, Excellent	A+ , Strong
Toa-Re	28,315	A, Excellent	AA-, Very Strong
Everest Reinsurance	28,191	A+, Superior	AA-, Very Strong
Liberty Mutual Insurance	26,438	A, Excellent	A,Strong
Endurance Reinsurance Corp.	22,647	A-, Excellent	A-,Strong

6. Unpaid Losses and Settlement Expenses

The following table reflects activity in our liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 2005. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years’ estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).

(in thousands)	2005	2004	2003
Unpaid losses and LAE at beginning of year:
Gross	$1,132,599	$903,441	$732,838
Ceded	(464,180)	(372,048)	(340,886)
Net	$668,419	$531,393	$391,952
Increase (decrease) in incurred losses and LAE:
Current accident year	313,643	316,948	277,595
Prior accident years	(62,473)	(10,817)	1,395
Total incurred	$251,170	$306,131	$278,990
Loss and LAE payments for claims incurred:
Current accident year	(43,062)	(39,206)	(45,084)
Prior accident year	(137,870)	(129,899)	(94,465)
Total paid	$(180,932)	$(169,105)	$(139,549)
Net unpaid losses and LAE at end of year	738,657	668,419	531,393
Unpaid losses and LAE at end of year:
Gross	1,331,866	1,132,599	903,441
Ceded	(593,209)	(464,180)	(372,048)
Net	$738,657	$668,419	$531,393

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

In the estimation of ultimate loss and loss expense liabilities, the factors that most significantly affect the ultimate results are:

•                  changes in claim frequency and severity, or, more generally, the underwriting quality of the business written;

•                  changes in the coverage sold (limits of coverage, deductibles, exclusions and extensions of coverage, reinsurance terms); and

•                  changes in the overall profitability of the competitive coverage marketplace.

One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs have fully developed, because premiums are charged before claims are incurred. This requires that liabilities be estimated and recorded in recognition of incurred losses and settlement obligations that have not been reported. Due to the inherent uncertainty in estimating these liabilities, there can be no assurance that actual liabilities will not exceed recorded amounts; if actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses as happened in 2005 when favorable experience on casualty business led us to reduce our reserves.

See note 10 for a discussion of a surety loss contingency, the resolution of which may impact future development related to our liability for loss and LAE.

Reserve Development

(Favorable)/Unfavorable reserve development by segment

(in thousands)	2005	2004	2003
Casualty	$(57,505)	$(11,813)	$4,997
Property	(7,581)	(5,137)	(5,400)
Surety	2,613	6,133	1,798
Total	$(62,473)	$(10,817)	$1,395

A discussion of significant components of reserve development for the three most recent calendar years follows:

2005. During 2005, we experienced $62.5 million of favorable development. Of this total, approximately $57.5 million of favorable development occurred in the casualty segment. This development is primarily from accident years 2002, 2003, and 2004 for our general liability, specialty programs, and transportation products. During those years, we produced significant new business with new exposures. Our experience in those years has been favorable due to lower than anticipated frequency and severity. During 2005, the emergence of losses lower than expected caused our estimates to decrease. In response to this favorable emergence, we released approximately $36.8 million, $11.6 million, and $6.3 million of IBNR loss and LAE reserves for general liability, specialty programs, and transportation, respectively. These releases comprise a majority of the favorable development within our casualty segment.

The property segment also experienced $7.6 million of favorable development. A portion of this positive development is due to releasing IBNR held for the 2004 hurricanes. Overall, the surety segment experienced $2.6 million in adverse development. Reserve additions on surety coverages for the 2002 accident year exceeded favorable experience on surety coverages for accident years prior to 2002.

2004. During 2004, we experienced $10.8 million of favorable development. Of this total, approximately $5.1 million of favorable development occurred in the property segment. Approximately half of the favorable development within our property segment was due to a favorable settlement of an outstanding claim involved with the Northridge, California earthquake of 1994. The remainder relates primarily to favorable development on losses that occurred during 2003. As these claims were investigated, the paid and case reserves posted were less than the incurred-but-not-reported (IBNR) reserve originally booked to accident year 2003.

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

2003. During 2003, we experienced $1.4 million of adverse development. The surety segment experienced $1.8 million in adverse development. This comes from the contract bond business, which continued to experience losses beyond expectations. The full impact of the surety development was offset by favorable development experienced by the property lines of business. This favorable development results from losses that occurred during 2002. As these claims were investigated, the paid and case reserve posted have been less than the IBNR originally booked to accident year 2002. The casualty segment experienced adverse development, primarily from the allocation to accident year of adjusting and other expenses. These expenses were incurred during calendar year 2003 and cannot be assigned to a particular accident year due to the lack of affiliation with a specific claim, so we are required to allocate to accident years based on claim activity. Since most of the claim activity on casualty lines usually occurs well after the occurrence, much of the expenses incurred during 2003 were allocated to earlier accident years.

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

The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) as of December 31, 2005, 2004 and 2003:

(in thousands)	2005	2004	2003
Loss and LAE payments for claims incurred
Gross	$46,685	$44,360	$36,219
Ceded	(26,888)	(25,590)	(22,582)
Net	$19,797	$18,770	$13,637
Unpaid losses and LAE at end of year
Gross	$47,391	$43,716	$32,810
Ceded	(30,950)	(28,998)	(24,452)
Net	$16,441	$14,718	$8,358

Our environmental exposure is limited, relative to that of other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem, and therefore adopted the appropriate coverage exclusions. During 2005, there were no material changes to our environmental exposure. In 2004, net unpaid loss and loss adjustment expense increased by $6.3 million to $14.7 million. The increase in 2004 was principally attributable to the emergence of one claim that arose out of commercial umbrella business written in the early 1980s. The claim is associated with pollution at a Superfund site in New Jersey. Accurate inclusion of the claim in our loss and loss expense reserves was delayed because of the legal complexities involved in such cases, the recognition of the claim as a liability to our insured, and the quantification of the value of the claim. Additionally, the net impact of the claim was larger than would have been the case had all the reinsurance originally applicable to the claim been currently collectible.

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

7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2005	2004
Deferred tax assets:
Tax discounting of claim reserves	$35,591	$33,225
Unearned premium offset	18,831	17,850
Other	5,843	3,147
	60,265	54,222
Less valuation allowance	—	—
Total deferred tax assets	$60,265	$54,222
Deferred tax liabilities:
Net unrealized appreciation of securities	$44,856	$56,736
Deferred policy acquisition costs	24,318	23,501
Book/tax depreciation	2,217	1,979
Undistributed earnings of unconsolidated investee	11,108	8,865
Other	483	2,107
Total deferred tax liabilities	82,982	93,188
Net deferred tax liability	$(22,717)	$(38,966)

Management believes that our deferred tax assets will be fully realized through deductions against future taxable income.

Income tax expense attributable to income from operations for the years ended December 31, 2005, 2004 and 2003, differed from the amounts computed by applying the U.S. federal tax rate of 35 percent to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2005	2004	2003
Provision for income taxes at the statutory federal tax rates	$50,357	$35,120	$32,997
Increase (reduction) in taxes resulting from:
Dividends received deduction	(1,705)	(1,637)	(1,530)
ESOP dividends paid deduction	(439)	(370)	(302)
Tax-exempt interest income	(5,980)	(5,175)	(4,230)
Sale of insurance shell (UIH, Inc.)	—	—	(4,661)
Goodwill	—	291	—
Other items, net	(5,491)	(923)	713
Total	$36,742	$27,306	$22,987

Our net earnings include equity in earnings of unconsolidated investees. These investees (Maui Jim, Inc. and TBW) do not have a pattern of paying dividends. As a result, we record a deferred tax liability on these earnings at the corporate capital gains rate of 35 percent. In January 2006, the board of directors of Maui Jim, Inc. declared a dividend that will be payable in the first quarter of 2006. Our share of the cash dividend will be $16.5 million. As required by SFAS 109, “Accounting for Income Taxes,” in 2005 we recognized a $4.6 million tax benefit from applying the lower tax rate applicable to affiliated dividends as compared to the corporate capital gains rate on which the deferred tax liabilities were based. This benefit is included in the other items, net caption in the previous table.

We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 35 percent. Management believes when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 35 percent.   Net federal and state income taxes paid in 2005, 2004 and 2003 amounted to $47.7 million, $27.8 million and $18.4 million, respectively.

On October 22, 2004, the president signed the American Jobs Creation Act of 2004 (the “act”). The act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. As of December 31, 2004, we had deferred tax liabilities of $1.3 million related to undistributed foreign earnings of $3.7 million. During the fourth quarter of 2005, these earnings were repatriated in the form of a $4.0 million dividend from our foreign subsidiary, RLI Insurance, Ltd. This dividend fully repatriated all foreign earnings and resulted in a reversal of the relating tax liability. The tax benefit associated with repatriation is included in the other items, net caption in the previous table.

The Internal Revenue Service is currently examining our income tax returns for the 2000 through 2004 tax years.

8. Employee Benefits

Pension Plan

We maintain a noncontributory defined benefit pension plan covering employees meeting age and service requirements. The plan provides a benefit based on a participant’s service and the highest five consecutive years’ average compensation out of the last 10 years. Per the IRS, compensation for this calculation in 2003 was limited to $200,000. In 2004, the compensation limit was raised to $205,000 and it increased to $210,000 in 2005. We fund pension costs as accrued, except that in no case will we contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974. During 2005, 2004 and 2003, we made tax-deductible contributions totaling $1.8 million, $0.5 million and $0.9 million, respectively, to adequately meet the funding requirements of the plan.

We have made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

Additionally, on December 31, 2003, our pension plan was amended to freeze benefit service as of March 1, 2004. As a result, we expensed the entire unrecognized service cost as of December 31, 2003. The plan was also closed to new participants after December 31, 2003. Participants’ benefits may increase in the future based on changes in their final average earnings. Future pay increases in excess of 5 percent will not be reflected in the determination of participants’ final average earnings.

However, effective December 31, 2005, the plan was further amended such that all participant’s benefits were frozen and future pay will not alter a participant’s accrued benefit. In 2005, we also shortened the amortization period of the plan’s unrecognized gain/loss, to fully amortize it over the next two years. We intend to terminate the plan in 2006. Given the necessary regulatory approval process, we expect the entire plan termination process, including final asset distribution, to be completed by the close of 2007. Our expected benefit payout chart reflects the planned termination.

The financial status of the plan for each of the two years ended December 31 is illustrated in the following table:

(in thousands)	2005	2004
Change in benefit obligation
Benefit obligation at January 1	$13,781	$12,568
Service cost	—	—
Interest cost	757	717
Net actuarial loss/(gain)	1,669	821
Benefits paid	(1,457)	(325)
Curtailment cost(1)	(3,385)	—
Benefit obligation at December 31	$11,365	$13,781

Change in plan assets
Fair value of plan assets at January 1	$10,729	$9,546
Actual return on plan assets	417	1,008
Employer contributions	1,825	500
Benefits paid	(1,457)	(325)
Fair value of plan assets at December 31	$11,514	$10,729

Funded status
Funded status	$148	$(3,052)
Unrecognized loss/(gain)	684	4,515
Unrecognized transition obligation/(asset)	—	—
Net amount recognized	$832	$1,463

Net amount recognized in consolidated balance sheet
Prepaid benefit cost	$832	$1,463
Net amount recognized	$832	$1,463

Information for pension plans with accumulated Benefit obligation in excess of plan assets
Projected benefit obligation	$11,365	$13,781
Accumulated benefit obligation	$11,365	$10,548
Fair value of plan assets	$11,514	$10,729

(1)   At December 31, 2005 all future plan benefits were frozen which results in a curtailment.

The components of benefit cost for each of the three years ended December 31 is illustrated in the following table:

(in thousands)	2005	2004	2003
Service cost	$—	$—	$1,379
Interest cost	757	717	716
Expected (return) on assets	(460)	(698)	(695)
Amortization of prior service cost	—	—	36
Amortization of losses/(gains)	1,760	732	591
Amortization of transitional obligation/(asset)	—	(7)	(33)
Net periodic benefit cost	$2,057	$744	$1,994
FAS 88 events (1) (2)	399	—	195
Total pension cost/(income) for year	$2,456	$744	$2,189

(1)          The pension plan was amended December 31, 2003, to freeze benefit service accruals as of March 1, 2004. Therefore, RLI expensed the entire unrecognized prior service cost as of December 31, 2003.

(2)          The pension plan had benefit payments in excess of the sum of service cost and interest cost. This resulted in a recognition of settlement expense in 2005.

Additional information	2005 Fiscal Year	2004 Fiscal Year
Increase in minimum liability included in other comprehensive income	—	—
Measurement date and weighted average assumptions
Used to determine benefit obligation	12/31/2005	12/31/2004
Measurement date	12/31/2005	12/31/2004
Discount rate	5.50%	5.75%
Rate of compensation increase	N/A	5.00%

Used to determine net periodic benefit cost	2005 Fiscal Year	2004 Fiscal
Measurement date	12/31/04	12/31/2003
Discount rate	5.75%	6.00%
Expected long-term rate of return on plan assets	4.75%	8.00%
Rate of compensation increase	5.00%	5.00%

At December 31, 2005 the plan was frozen. As the plan is scheduled to terminate in 2006, the target asset allocation is expected to change accordingly. Therefore, the expected long-term rate of return on plan assets was reduced to 4.75 percent as this more closely reflects the return on assets we anticipate earning from the reinvested assets.

Allocation of plan assets	12/31/05	12/31/2004
Equity securities	87%	92%
Debt securities	—	—
Real estate	—	—
Short-term investments	13%	8%
Total	100%	100%

Given that the plan is scheduled to terminate and all assets are to be liquidated over the next two years, our investment strategy will change to one of maintaining principal and minimizing investment risk to insure plan assets are sufficient to meet plan obligations.

Employer Contributions

The ERISA required minimum contribution during fiscal year ending December 31, 2006 is $0. We will likely contribute the amount necessary to terminate the plan in 2006 and distribute benefits in 2007.

Estimated Benefit Payments

The following benefit payments are expected to be paid in the following fiscal years:

(in thousands)
Fiscal Year	Benefits
2006	$2,433
2007	8,932
2008	—
2009	—
2010	—
2011-2015	$—

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

In January 2004, we made certain changes to our employee benefit plans. We froze our pension plan, modified our ESOP plan and began offering a 401k plan. The 401k plan has eligibility rules similar to those in place for our ESOP, allows voluntary contributions by employees, and permits ESOP diversification transfers for employees meeting certain age and service requirements. We provide a basic 401k contribution of 3 percent of eligible compensation. Participants are 100 percent vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made, subject to the achievement of certain overall financial goals. These contributions will be subject to the same five-year cliff vesting schedule used by the ESOP.

Our ESOP and 401k cover substantially all employees meeting eligibility requirements. ESOP and 401k contributions are determined annually by our board of directors and are expensed in the year earned. ESOP and 401k-related expenses were $7.7 million, $6.4 million and $5.3 million, respectively, for 2005, 2004 and 2003.

During 2003, the ESOP purchased 170,922 shares of RLI stock on the open market at an average price of $27.50 ($4.7 million) relating to 2002’s contribution. During 2004, the ESOP purchased 131,700 shares on the open market at an average price of $40.57 ($5.3 million) relating to 2003’s contribution. During 2005, the ESOP purchased 95,762 shares on the open market at an average price of $44.55 ($4.3 million) relating to 2004’s contribution. Shares held by the ESOP as of December 31, 2005, totaled 1,954,073, and are treated as outstanding in computing our earnings per share.

A portion of both MVP and operating earnings is shared by executives, managers and associates provided certain thresholds are met. MVP, in particular, requires that we generate a return in excess of our cost of capital before the payment of such bonuses. Annual expenses for these bonus plans totaled $9.2 million, $6.8 million and $6.0 million for 2005, 2004 and 2003, respectively.

Deferred Compensation

We maintain Rabbi Trusts for deferred compensation plans for directors, key employees and executive officers through which our shares are purchased. The Emerging Issues Task Force consensus on Issue 97-14 governs the accounting for Rabbi Trusts. This issue prescribed an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock. The deferred compensation obligation is classified as an equity instrument.

The expense associated with funding these plans is recognized through salary, bonus, and ESOP expenses for key employees and executive officers. The expense recognized from the directors’ deferred plan was $0.3 million, $0.4 million, and $0.3 million in 2005, 2004 and 2003, respectively.

In 2005, the trusts purchased 23,744 shares of common stock on the open market at an average price of $44.83 ($1.1 million). In 2004, the trusts purchased 20,421 shares of common stock on the open market at an average price of $39.05 ($0.8 million). In 2003, the trusts purchased 21,979 shares of our common stock on the open market at an average price of $29.70 ($0.7 million). At December 31, 2005, the trusts’ assets were valued at $22.9 million.

Stock Option and Stock Plans

During 1995, we adopted and the shareholders approved a tax-favored incentive stock option plan (the incentive plan). During 1997, the shareholders approved the Outside Directors’ Stock Option Plan (the directors’ plan). We account for these plans in accordance with APB Opinion No. 25, and accordingly recognize no initial compensation expense as the options were granted at the grant date fair market value. Normal vesting for options granted was pro rata over five years under the incentive plan and pro rata over three years under the directors’ plan with a 10-year exercise life for both plans. The plans provided for grants of up to 3,125,000 shares under the incentive plan and 500,000 shares under the directors’ plan. Through May 5, 2005, we had granted 2,640,188 options under these plans.

During 2005, the shareholders approved the RLI Corp. Omnibus Stock Plan (the omnibus plan). In conjunction with the adoption of this plan, effective May 5, 2005, options will no longer be granted under the incentive plan or the directors’ plan. The purpose of the omnibus plan is to promote our interests and those of our shareholders by providing our key personnel an opportunity to acquire a proprietary interest in the company and reward them for achieving a high level of corporate performance and to encourage our continued success and growth. Awards under the omnibus plan may be in the form of restricted stock, stock options (both incentive and nonqualified), stock appreciation rights, performance units, as well as other stock based awards. Eligibility under the omnibus plan is limited to our employees or employees of any affiliate and to individuals or entities who are not employees but who provide services to us or an affiliate, including services provided in the capacity of consultant, advisor or director. The granting of awards is solely at the discretion of the executive resources committee of our board of directors. The total number of shares of common stock available for distribution under the omnibus plan may not exceed 1,500,000 shares (subject to adjustment for changes in our capitalization). In 2005, we granted 233,500 stock options under this plan.

As discussed in Note 1.O, during 2005, our board of directors adopted resolutions authorizing the accelerated vesting of unvested stock options. Acceleration occurred prior to the effective date of SFAS 123R, effectively removing these options from expense consideration under this accounting standard. Acceleration was applicable to substantially all unvested options, as indicated by the relationship between outstanding and exercisable in the tables that follow. Accelerated awards are subject to certain share transfer restrictions.

A summary of the status of the plans at December 31, 2005, 2004 and 2003, and changes during the years then ended are presented in the following table and narrative:

	2005		2004		2003
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	2,058,632	$22.78	1,953,848	$19.95	1,736,775	$18.05
Granted	238,300	44.64	313,240	35.62	287,600	29.52
Exercised	340,099	15.83	200,656	15.02	68,327	11.99
Forfeited	25,206	35.98	7,800	27.74	2,200	22.13
Outstanding at end of year	1,931,627	26.53	2,058,632	22.78	1,953,848	19.95
Exercisable at end of year	1,924,787	26.50	1,219,412	17.84	1,151,005	16.23
Weighted-avg. fair value of options granted during year		$13.08		$10.62		$7.89

The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003, respectively: risk-free interest rates of 4.0 percent, 4.5 percent, and 3.9 percent; expected dividend yields of 1.5 percent, 1.8 percent and 1.9 percent; expected lives of nine years; and expected volatility of 22.9 percent, 21.5 percent and 20.7 percent.

Information on the range of exercise prices for options outstanding as of December 31, 2005, is as follows:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Range of	as of	Contractual	Exercise	as of	Exercise
Exercise Price	12/31/05	Life	Price	12/31/05	Price
$0.00 - $14.70	170,787	1.0	$11.58	170,787	$11.58
$14.71 - $15.89	157,155	4.3	$15.78	157,155	$15.78
$15.90 - $17.64	172,680	3.3	$16.00	172,680	$16.00
$17.65 - $20.58	201,677	5.1	$19.95	201,317	$19.95
$20.59 - $23.52	185,320	2.9	$21.37	185,320	$21.37
$23.53 - $29.40	263,821	6.3	$29.17	263,821	$29.17
$29.41 - $33.00	254,667	7.2	$29.62	252,867	$29.62
$33.01 - $40.39	295,320	8.1	$35.66	292,440	$35.64
$40.40 - $52.60	230,200	9.0	$44.62	228,400	$44.63
	1,931,627	5.7	$26.53	1,924,787	$26.50

During 2004, the shareholders approved the NonEmployee Directors’ Stock Plan (stock plan). An aggregate of 200,000 shares of common stock is reserved under the stock plan. The stock plan is designed to provide compensation to each nonemployee director in the form of a stock grant at the time of such director’s election or appointment to the board of directors, and future stock grants based on continued service as a director. In conjunction with the shareholders’ approval of the omnibus plan in May 2005, no further awards will be issued under the stock plan. Awards to outside directors will be made under the omnibus plan.

Shares granted to outside directors were 5,642 in 2005 and 7,709 in 2004. Shares were granted at an average share price of $45.75 in 2005 and $40.00 in 2004. In 2005, 2,417 of the shares granted were issued under the directors’ deferred plan. We recognized $0.3 million of expense, relating to these grants.

Post-Retirement Benefits Other Than Pension

In 2002, we began offering certain eligible employees post-employment medical coverage. Under our plan, employees who retire at age 55 or older with 20 or more years of company service may continue medical coverage under our health plan. Former employees who elect continuation of coverage pay the full COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985) rate and coverage terminates upon reaching age 65. We expect a relatively small number of employees will become eligible for this benefit. We have established a liability to cover the excess cost of providing this coverage over the anticipated COBRA rate to be paid by participating employees.

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

Year-end statutory surplus includes $24.9 million of RLI Corp. stock held by an insurance subsidiary. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our consolidated financial statements.

In December 2003, we closed a public debt offering of $100.0 million, generating $98.9 million in net proceeds. Of these proceeds, $50.0 million was contributed to the insurance subsidiaries to bolster statutory surplus. In March 2004, an additional $15.0 million of these proceeds was contributed to the insurance subsidiaries.

The following table includes selected information for our insurance subsidiaries as filed with insurance regulatory authorities:

(in thousands)
Year ended December 31,	2005	2004	2003
Consolidated net income, statutory basis	$95,776	$62,189	$62,107
Consolidated surplus, statutory basis	$690,547	$605,967	$546,586

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10 percent of RLI policyholder surplus as of December 31 of the preceding year or the net income of RLI for the 12-month period ending December 31 of the preceding year. RLI’s stand-alone net income for 2005 was $38.3 million. Therefore, the maximum dividend distribution that can be paid by RLI during 2006 without prior approval is $69.1 million — 10 percent of RLI’s 2005 policyholder surplus. The actual amount paid to us during 2005 was $13.0 million.

10. Commitments and Contingent Liabilities

The following is a description of a complex set of litigation wherein we are both a plaintiff and a defendant. While it is impossible to ascertain the ultimate outcome of this matter at this time, we believe, based upon facts known to date, that our position is meritorious. Management’s opinion is that the final resolution of these matters will not have a material adverse effect on our financial statements taken as a whole.

We are the plaintiff in an action captioned RLI Insurance Co. v. Commercial Money Center, which was filed in U.S. District Court, Southern District of California (San Diego) on February 1, 2002. Other defendants in that action are Commercial Servicing Corporation (“CSC”), Sterling Wayne Pirtle, Anita Pirtle, Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank and Sky Bank. We filed a similar complaint against the Bank of Waukegan in San Diego, California Superior Court. Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank, Sky Bank and Bank of Waukegan are referred to here as the “investor banks.” The litigation arises out of the equipment and vehicle leasing program of Commercial Money Center (“CMC”). CMC originated leases, procured bonds pertaining to the performance of obligations of each lessee under each lease, and then formed “pools” of such leases that it marketed to banks and other institutional investors. We sued for rescission and/or exoneration of the bonds we issued to CMC and sale and servicing agreements we entered into with CMC and the investor banks, which had invested in CMC’s equipment leasing program. We contend we were fraudulently induced to issue the bonds and enter into the agreements by CMC, who misrepresented and concealed the true nature of its program and the underlying leases originated by CMC (for which bonds were procured). We also sued for declaratory relief to determine our rights and obligations, if any, under the instruments. Each investor bank disputes our claims for relief. CMC is currently in Chapter 7 bankruptcy proceedings.

Between the dates of April 4 and April 18, 2002, each investor bank subsequently filed a complaint against us in various state courts, which we removed to U.S. District Courts. Each investor bank sued us on certain bonds we issued to CMC as well as a sale and servicing agreement between the investor bank, CMC and us. Each investor bank sued for breach of contract, bad faith and other extra-contractual theories. We have answered and deny each investor bank’s claim to entitlement to relief. The investor banks claim entitlement to aggregate payment of approximately $53 million under either the surety bonds or the sale and servicing agreements, plus unknown extra-contractual damages, attorney’s fees and interest. On October 25, 2002, the judicial panel for multi-district litigation (“MDL Panel”) transferred 23 actions pending in five federal districts involving numerous investor banks, five insurance companies and CMC to the Federal District Court for the Northern District of Ohio for consolidated pre-trial proceedings, assigning the litigation to the Honorable Kathleen O’Malley.

In the third quarter of 2005, RLI reached a confidential settlement agreement with Lakeland Bank. This settlement ends our litigation with Lakeland, but does not resolve our pending litigation with the four other investor banks. The settlement with Lakeland relates to surety bonds representing approximately 17 percent of the amount to which the five investor banks had claimed entitlement. The settlement did not have a material adverse effect on our financial statements taken as a whole. In addition, in August 2005, the Federal District Court denied outright the investor banks’ motion for judgment on the pleadings as to RLI and subsequently ordered all remaining cases to mandatory mediation. Mediations held in January 2006 between RLI and each of the four remaining investor banks did not resolve the claims of those investor banks. While we cannot predict the ultimate outcome of the pending litigation between RLI and the remaining four investor banks at this time, RLI continues to believe it has meritorious defenses with respect to each of the banks making claims against it and will continue to vigorously assert those defenses in the pending litigation.

Our financial statements contain an accrual for defense costs relating to this matter, included in unpaid losses and settlement expenses, as well as an accrual to cover rescission of collected premium related to the program. In our opinion, final resolution of this matter will not have a material adverse effect on our financial condition, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and if there were an outcome unfavorable to us, there exists the possibility of a material adverse impact on our financial condition, results of operation or cash flows in the period in which the outcome occurred.

In addition, we are party to numerous claims and losses that arise in the normal course of our business. Many of such claims or losses involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and losses will not have a material adverse effect on our financial condition, results of operations or cash flows.

We have capital lease obligations for leased computers and operating lease obligations for regional office facilities. These leases expire in various years through 2013. Expense associated with these leases totaled $2.7 million in 2005 and $2.0 million in both 2004 and 2003. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)
2006	$2,883
2007	2,415
2008	1,908
2009	1,509
2010	1,303
2011-2013	2,330
Total minimum future rental payments	$12,438

11. Industry Segment Information

The following table summarizes our segment data as specified by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.” As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by management.

The segments of our insurance operations include property, casualty and surety. The property segment is comprised of insurance products providing physical damage coverage for commercial and personal risks. These risks are exposed to a variety of perils including earthquakes, fires and hurricanes. Losses are developed in a relatively short period of time.

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

Investment income is the by-product of the interest and dividend income streams from our investments in fixed-income and equity securities. Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of our insurance segments. Investee earnings represent our share in Maui Jim, Inc. and TBW earnings. We own approximately 41 percent of Maui Jim, Inc., which operates in the sunglass and optical goods industries, and 21 percent of TBW, a mortgage origination company; both companies are private.

The following table provides financial data used by management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures via our expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule.

(in thousands)	Net Earnings (Losses)			Revenues			Depreciation and Amortization
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Casualty	$72,024	$19,560	$4,968	$358,893	$365,617	$309,548	$1,901	$1,671	$1,649
Property	(8,342)	20,400	38,959	80,528	98,043	107,678	450	1,063	1,047
Surety	5,201	(69)	(6,590)	51,886	47,688	46,371	993	1,263	702
Segment totals before income taxes	$68,883	$39,891	$37,337	$491,307	$511,348	$463,597	$3,344	$3,997	$3,398
Net investment income	61,641	54,087	44,151	61,641	54,087	44,151	9	14	14
Realized gains (losses)	16,354	13,365	12,138	16,354	13,365	12,138
General corporate expense and interest on debt	(13,898)	(12,430)	(4,896)				318	295	273
Equity in earnings of unconsolidated investees	10,896	5,429	5,548
Total earnings before income taxes	$143,876	$100,342	$94,278
Income taxes	36,742	27,306	22,987
Total	$107,134	$73,036	$71,291	$569,302	$578,800	$519,886	$3,671	$4,306	$3,685

The following table further summarizes revenues by major product type within each segment:

(in thousands)	2005	2004	2003
Casualty
General liability	$180,267	$174,954	$131,896
Commercial and personal umbrella	59,847	53,478	42,842
Executive products	9,807	13,074	13,876
Specialty program business	38,289	47,072	50,840
Commercial transportation	51,707	55,994	50,566
Other	18,976	21,045	19,528
Total	$358,893	$365,617	$309,548
Property
Commercial property	$66,410	$69.169	$76,916
Construction	2,521	21,633	23,663
Other property	11,597	7,241	7,099
Total	$80,528	$98,043	$107,678
Surety	$51,886	$47,688	$46,371
Grand total	$491,307	$511,348	$463,597

12. Unaudited Interim Financial Information

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2005
Net premiums earned	$124,040	$123,674	$126,129	$117,464	$491,307
Net investment income	14,612	14,666	15,855	16,508	61,641
Net realized investment gains (loss)	2,984	4,389	7,194	1,787	16,354
Earnings before income taxes	41,540	49,609	35,680	17,047	143,876
Net earnings	29,307	34,395	25,327	18,105	107,134
Basic earnings per share(1)	$1.15	$1.35	$0.99	$0.71	$4.21
Diluted earnings per share(1)	$1.12	$1.31	$0.96	$0.68	$4.07
2004
Net premiums earned	$125,898	$126,876	$128,018	$130,556	$511,348
Net investment income	12,315	13,362	13,654	14,756	54,087
Net realized investment gains (loss)	2,436	1,887	4,903	4,139	13,365
Earnings before income taxes	23,780	26,037	9,926	40,599	100,342
Net earnings	16,944	18,367	8,256	29,469	73,036
Basic earnings per share(1)	$0.67	$0.73	$0.33	$1.17	$2.90
Diluted earnings per share(1)	$0.65	$0.71	$0.32	$1.13	$2.80

(1) Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

RLI Corp.:

We have audited management’s assessment, included in the accompanying Report on Controls and Procedures, that RLI Corp. and Subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2005 and 2004, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated February 24, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

February 24, 2006

KPMG LLP

Chicago, Illinois

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

RLI Corp.:

We have audited the accompanying consolidated balance sheets of RLI Corp. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

February 24, 2006

KPMG LLP

Chicago, Illinois

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

Management has established and maintains internal control throughout its operations that is designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management’s authorization. Internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. Management considers the recommendations of its internal auditor and independent public accounting firm concerning the Company’s internal control and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented.

The accompanying financial statements have been audited by KPMG LLP (KPMG), an independent registered public accounting firm selected by the audit committee and approved by the shareholders. Management has made available to KPMG all of the Company’s financial records and related data, including minutes of directors’ meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.

The audit committee is comprised of four independent directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent registered public accounting firm and the internal auditor have ready access to the audit committee.

Jonathan E. Michael

President, CEO

Joseph E. Dondanville, CPA

Senior Vice President, CFO

Report on Controls and Procedures

Conclusion Regarding the Effectiveness
of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a15 (e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Report on Internal Control

Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included herein.

Glossary

Admitted company

An insurer domiciled in one state licensed to do business in one or more other states.

Combined ratio (GAAP)

A common measurement of underwriting profit (less than 100) or loss (more than 100). The sum of the expense and the loss ratios.

Combined ratio (statutory)

The same as a GAAP combined ratio, except in calculating the expense ratio, the denominator used is net premiums written instead of net premiums earned.

Comprehensive earnings

The sum of net after-tax earnings and net after-tax unrealized gains (losses) on investments.

Commercial general liability insurance

Liability coverage for all premises and operations, other than personal, for non-excluded general liability hazards.

Consolidated revenue

Net premiums earned plus net investment income and realized gains (losses).

Difference in conditions (DIC) insurance

Coverage for loss normally excluded in standard commercial or personal property policies, particularly flood and earthquake.

Excess insurance

A policy or bond covering against certain hazards, only in excess of a stated amount.

Expense ratio

The percentage of the premium used to pay all the costs of acquiring, writing and servicing business.

Fire insurance

Property insurance on which the predominant peril is fire, but generally includes wind and other lines.

GAAP

Generally accepted accounting principles.

Gross revenues

As defined at RLI: gross premiums written, net investment income and realized gains (losses).

Hard/firm market

When the insurance industry has limited capacity available to handle the amount of business written, creating a seller’s market, driving insurance prices upward.

Inland marine insurance

Property coverage for perils arising from transportation of goods or covering types of property that are mobile, and other hazards.

Loss ratio

The percentage of premium used to pay for losses incurred.

Market cap

Short for market capitalization. The value of a company as determined by the market. Multiply the share price by the number of outstanding shares. Can change daily.

Professional liability insurance

Insures against claims for damages due to professional misconduct or lack of ordinary care in the performance of a service.

Reinsurer/reinsurance

A company that accepts part or all of the risk of loss covered by another insurer. Insurance for insurers.

Reserves

Funds set aside by an insurer for meeting estimated obligations when due. Periodically readjusted.

Soft market

When the insurance industry has excess capacity to handle the amount of business written, creating a buyer’s market, lowering insurance prices overall.

Standard lines vs. specialty lines

Those insurance coverages or target market segments that are commonly insured through large, admitted insurers using standard forms and pricing are in contrast to unique insurance coverages or selected market niches that are served by only a single insurer or a select group of insurers, often with unique coverage forms and pricing approach.

Surety bond

Provides for compensation if specific acts are not performed within a stated period.

Surplus lines company

An insurer not licensed to do business in a given state, but which may sell insurance in the state if admitted insurers decline to write a risk.

Transportation insurance

Coverage for transporting people or goods by land. For RLI, this involves motor vehicle transportation and focuses on automobile liability and physical damage, with incidental public liability, umbrella and excess liability, and motor truck cargo insurance.

Underwriting profit

That portion of earnings after deducting incurred losses and expenses from earned premiums.

Unrealized gains (losses)

The result of an increase (decrease) in market value of an asset which is not recognized in the traditional statement of income. The difference between an asset’s market and book values.

Investor Information

Annual Meeting

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 4, 2006, at the company’s offices at 9025 N. Lindbergh Drive, Peoria, III.

Trading And Dividend Information

2005	High	Stock Price Low	Close	Dividends Declared

1st Qtr.	$44.99	$40.28	$41.45	$.14
2nd Qtr.	46.80	40.73	44.60	.16
3rd Qtr.	48.75	44.79	46.26	.16
4th Qtr.	55.68	44.00	49.87	.17

2004	High	Stock Price Low	Close	Dividends Declared

1st Qtr.	$41.25	$36.09	$38.60	$.11
2nd Qtr.	39.50	33.55	36.50	.13
3rd Qtr.	39.28	35.52	37.55	.13
4th Qtr.	43.20	36.02	41.57	.14

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 30 consecutive years. RLI dividends qualify for the enterprise zone dividend subtraction modification for Illinois state income tax returns.

Stock Ownership

December 31, 2005	Shares	%
Insiders	1,927,734	7.5
ESOP	1,954,073	7.7
Institutions & other public	21,669,498	84.8
Total outstanding	25,551,305	100.0
RLI common stock shareholders	12,704

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

Requests For Additional Information

Electronic versions of the following documents are, or will be made, available on our website: 2005 summary annual report; 2005 financial report; 2006 proxy statement; annual report on form 10-K; code of conduct, corporate governance guidelines; and charters of the executive resources, audit, finance and investment, and nominating/ corporate governance committees. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

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

Contacting RLI

For investor relations requests and management’s perspective on specific issues, contact Aaron Jacoby, vice president, corporate development, at (309) 693-5880 or at aaron_jacoby@rlicorp.com.

Turn to the back cover for corporate headquarters contact information.

Find comprehensive investor information at www.rlicorp.com.

Selected Financial Data

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2005.

(amounts in thousands, except per share data)	2005	2004		2003		2002		2001

Operating Results
Gross revenues	$834,007	820,040		798,766		741,541		548,331
Total revenue	$569,302	578,800		519,886		382,153		309,354
Net earnings	$107,134	73,036		71,291		35,852		31,047
Comprehensive earnings(1)	$83,902	81,354		97,693		13,673		11,373
Net cash provided from operating activities	$198,027	188,962		191,019		161,971		77,874

Financial Condition
Total investments	$1,697,791	1,569,718		1,333,360		1,000,027		793,542
Total assets	$2,735,870	2,468,775		2,134,364		1,719,327		1,390,970
Unpaid losses and settlement expenses	$1,331,866	1,132,599		903,441		732,838		604,505
Total debt	$115,541	146,839		147,560	(7)	54,356		77,239
Total shareholders’ equity	$692,941	623,661		554,134		456,555	(4)	335,432
Statutory surplus(2)	$690,547	605,967	(7)	546,586	(7)	401,269	(4)	289,997

Share Information(3)
Net earnings per share:
Basic	$4.21	2.90		2.84		1.80		1.58
Diluted	$4.07	2.80		2.76		1.75		1.55
Comprehensive earnings per share:(1)
Basic	$3.30	3.23		3.89		0.69		0.58
Diluted	$3.19	3.12		3.78		0.67		0.57
Cash dividends declared per share	$0.63	0.51		0.40		0.35		0.32
Book value per share	$27.12	24.64		22.02		18.50	(4)	16.92
Closing stock price	$49.87	41.57		37.46		27.90		22.50
Stock split						200%
Weighted average shares outstanding:(4)(5)
Basic	25,459	25,223		25,120		19,937		19,630
Diluted	26,324	26,093		25,846		20,512		20,004
Common shares outstanding	25,551	25,316		25,165		24,681		19,826

Other Non-GAAP Financial Information(6)
Net premiums written to statutory surplus(2)	72%	84%		87%		103%		109%
GAAP combined ratio	86.0	92.2		92.0		95.6		97.2
Statutory combined ratio(2)	86.7	93.8		93.1		92.4		95.8

(amounts in thousands, except per share data)	2000	1999	1998	1997	1996	1995

Operating Results
Gross revenues	469,759	370,057	316,863	306,383	301,500	293,922
Total revenue	263,496	225,756	168,114	169,424	155,354	155,954
Net earnings	28,693	31,451	28,239	30,171	25,696	7,950
Comprehensive earnings(1)	42,042	20,880	51,758	66,415	41,970	31,374
Net cash provided from operating activities	53,118	58,361	23,578	35,022	48,947	24,649

Financial Condition
Total investments	756,111	691,244	677,294	603,857	537,946	471,599
Total assets	1,281,323	1,170,363	1,012,685	911,741	845,474	810,200
Unpaid losses and settlement expenses	539,750	520,494	415,523	404,263	405,801	418,986
Total debt	78,763	78,397	39,644	24,900	46,000	48,800
Total shareholders’ equity	326,654	293,069	293,959	266,552	200,039	158,608
Statutory surplus(2)	309,945	286,247	314,484	265,526	207,787	172,313

Share Information(3)
Net earnings per share:
Basic	1.46	1.55	1.34	1.45	1.30	0.41	(8)
Diluted	1.44	1.54	1.33	1.33	1.14	0.41	(8)
Comprehensive earnings per share:(1)
Basic	2.14	1.03	2.46	3.19	2.13	1.60	(8)
Diluted	2.11	1.02	2.43	2.88	1.81	1.39	(8)(9)
Cash dividends declared per share	0.30	0.28	0.26	0.24	0.22	0.21
Book value per share	16.66	14.84	14.22	12.35	10.23	8.08
Closing stock price	22.35	17.00	16.63	19.93	13.35	10.00
Stock split			125%
Weighted average shares outstanding:(4)(5)
Basic	19,634	20,248	21,028	20,804	19,742	19,624
Diluted	19,891	20,444	21,276	23,428	24,210	19,624
Common shares outstanding	19,608	19,746	20,670	21,586	19,554	19,628

Other Non-GAAP Financial Information(6)
Net premiums written to statutory surplus(2)	84%	79%	46%	54%	64%	76%
GAAP combined ratio	94.8	91.2	88.2	86.8	87.4	107.5
Statutory combined ratio(2)	95.8	90.1	88.4	90.4	89.1	106.5

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

(6)   See page 2 for information regarding non-GAAP financial measures.

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

(8)   The combined effects of the Northridge earthquake — including losses, expenses and the reduction in revenue due to the reinstatement of reinsurance coverages — reduced 1995 after-tax earnings by $18.6 million ($0.95 per basic share, $0.77 per diluted share).

(9)   For 1995, diluted earnings per share on a GAAP basis were antidilutive. As such, GAAP diluted and basic earnings per share were equal. Diluted comprehensive earnings per share, however, were not antidilutive. The number of diluted shares used for this calculation was 24,047.

RLI Corp.

9025 N. Lindbergh Drive
Peoria, III
61615-1431
309-692-1000

800-331-4929
Fax: 309-692-1068
www.rlicorp.com

©2006 RLI Corp.

MHP206.7M