Form 10-K, Exhibit 13
period 2007-12-31
RLI CORP
filed 2008-02-25
CIK 84246

Exhibit 13

AT RLI, WE’RE DIFFERENT.
And that’s good for you.	RLI CORP. 2007 FINANCIAL REPORT

RLI CORP. 2007 FINANCIAL REPORT

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS	01

CONSOLIDATED BALANCE SHEETS	26

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS	27

CONSOLIDATED STATEMENTS OF CASH FLOWS	28

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	31

LETTERS OF RESPONSIBILITY	54

GLOSSARY	58

INVESTOR INFORMATION	59

SELECTED FINANCIAL DATA	60

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

The foundation of our overall business strategy is to underwrite for profit, and we have achieved this for 12 consecutive years, averaging an 88.9 combined ratio over that period of time. This drives our ability to provide shareholder returns in three different ways: the underwriting income itself, net investment income from our investment portfolio, and long-term appreciation in our equity portfolio. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on generating total return. The fixed income portfolio consists primarily of highly rated, investment grade securities to protect invested assets. Regular underwriting income allows a portion of our shareholders’ equity to be invested in equity securities. Our equity portfolio consists of a core stock portfolio weighted toward dividend-paying stocks, as well as preferred stock, real estate investment trusts (REITs), exchange traded funds (ETF), and mutual funds. Private equity investments, primarily our minority ownership in Maui Jim, Inc. (Maui Jim), have also enhanced overall returns. Additional asset classes for diversification are also being considered. In addition, we employ stringent diversification rules and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite fluctuations of realized and unrealized gains and losses in the equity portfolio, our investment in equity securities as part of a long-term asset allocation strategy has contributed significantly to our historic growth in book value.

We measure the results of our insurance operations by monitoring certain measures of growth and profitability across three distinct business segments: casualty, property, and surety. Growth is measured in terms of gross premiums written and profitability is analyzed through combined ratios, which are further subdivided into their respective loss and expense components. The combined ratios represent the income generated from our underwriting segments.

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

Our property segment primarily underwrites commercial fire, earthquake, difference in conditions, marine, facultative reinsurance, and in the state of Hawaii, select personal lines policies. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires, and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.

The surety segment specializes in writing small-to-large commercial and small contract surety coverages, as well as those for the energy (plugging and abandonment of oil wells), petrochemical, and refining industries. We offer miscellaneous and contract surety bonds, including fidelity and court sureties. Often, our surety coverages involve a statutory requirement for bonds. While these bonds have maintained a relatively low loss ratio, losses may fluctuate due to adverse economic conditions that may affect the financial viability of an insured. The contract surety marketplace guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to adverse economic conditions, inclement weather conditions or the deterioration of a contractor’s financial condition. As such, this line has historically produced marginally higher loss ratios than other surety lines.

The insurance marketplace softened over the last several years, meaning that the marketplace became more competitive and prices were falling even as coverage terms became less restrictive. Nevertheless, we believe that our business model is geared to create underwriting income by focusing on sound underwriting discipline. Our primary focus will continue to be on underwriting profitability as opposed to premium growth or market share measurements.

GAAP AND NON-GAAP FINANCIAL PERFORMANCE METRICS

Throughout this annual report, we present our operations in the way we believe will be most meaningful, useful, and transparent to anyone using this financial information to evaluate our performance. In addition to the GAAP (accounting principles generally accepted in the United States of America) presentation of net income and certain statutory reporting information, we show certain non-GAAP financial measures that we believe are valuable in managing our business and drawing comparisons to our peers. These measures are underwriting income, gross premiums written, net premiums written, combined ratios, and net unpaid loss and settlement expenses.

Following is a list of non-GAAP measures found throughout this report with their definitions, relationships to GAAP measures, and explanations of their importance to our operations.

Underwriting Income

Underwriting income or profit represents one measure of the pretax profitability of our insurance operations and is derived by subtracting losses and settlement expenses, policy acquisition costs, and insurance operating expenses from net premium earned. Each of these captions is presented in the statements of earnings but not subtotaled. However, this information is available in total and by segment in note 11 to the financial statements, regarding industry segment information. The nearest comparable GAAP measure is earnings before income taxes which, in addition to underwriting income, includes net investment income, general corporate expenses, debt costs, and unconsolidated investee earnings.

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

CRITICAL ACCOUNTING POLICIES

LOSSES AND SETTLEMENT EXPENSES

Overview

Loss and loss adjustment expense (LAE) reserves represent our best estimate of ultimate amounts for losses and related settlement expenses from claims that have been reported but not paid, and those losses that have occurred but have not yet been reported to us. Loss reserves do not represent an exact calculation of liability, but instead represent our estimates, generally utilizing individual claim estimates and actuarial expertise and estimation techniques at a given accounting date. The loss reserve estimates are expectations of what ultimate settlement and administration of claims will cost upon final resolution. These estimates are based on facts and circumstances then known to us, review of historical settlement patterns, estimates of trends in claims frequency and severity, projections of loss costs, expected interpretations of legal theories of liability, and many other factors. In establishing reserves, we also take into account estimated recoveries, reinsurance, salvage, and subrogation. The reserves are reviewed regularly by a team of actuaries we employ.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, claim personnel, economic inflation, legal trends, and legislative changes, among others. The impact of many of these items on ultimate costs for loss and LAE is difficult to estimate. Loss reserve estimations also differ significantly by coverage due to differences in claim complexity, the volume of claims, the policy limits written, the terms and conditions of the underlying policies, the potential severity of individual claims, the determination of occurrence date for a claim, and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process. We continually refine our loss reserve estimates as historical loss experience develops and additional claims are reported and settled. We rigorously attempt to consider all significant facts and circumstances known at the time loss reserves are established.

Due to inherent uncertainty underlying loss reserve estimates, including but not limited to the future settlement environment, final resolution of the estimated liability may be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than currently reserved — favorable and unfavorable.

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

We record two categories of loss and LAE reserves — case-specific reserves and IBNR reserves.

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

We establish IBNR reserves to estimate the amount we will have to pay for claims that have occurred, but have not yet been reported to us; claims that have been reported to us that may ultimately be paid out differently than expected by our case-specific reserves; and claims that have been paid and closed, but may reopen and require future payment.

Our IBNR reserving process involves three steps including an initial IBNR generation process that is prospective in nature; a loss and LAE reserve estimation process that occurs retrospectively; and a subsequent discussion and reconciliation between our prospective and retrospective IBNR estimates which includes changes in our provisions for IBNR where deemed appropriate. These three processes are discussed in more detail in the following sections.

LAE represents the cost involved in adjusting and administering losses from policies we issued. The LAE reserves are frequently separated into two components: allocated and unallocated. Allocated loss adjustment expense (ALAE) reserves represent an estimate of claims settlement expenses that can be identified with a specific claim or case. Examples of ALAE would be the hiring of an outside adjuster to investigate a claim or an outside attorney to defend our insured. The claims professional typically estimates this cost separately from the loss component in the case reserve. Unallocated loss adjustment expense (ULAE) reserves represent an estimate of claims settlement expenses that cannot be identified with a specific claim. An example of ULAE would be the cost of an internal claims examiner to manage or investigate a reported claim.

All decisions regarding our best estimate of ultimate loss and LAE reserves are made by our Loss Reserve Committee (LRC). The LRC is made up of various members of the management team including the chief executive officer, chief operating officer, chief financial officer, chief actuary, general counsel and other selected executives. We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses. Based on current assumptions used in calculating reserves, we believe that our overall reserve levels at December 31, 2007, make a reasonable provision to meet our future obligations.

Initial IBNR Generation Process

Initial carried IBNR reserves are determined through a reserve generation process. The intent of this process is to establish an initial total reserve that will provide a reasonable provision for the ultimate value of all unpaid loss and ALAE liabilities. For most casualty and surety products, this process involves the use of an initial loss and ALAE ratio that is applied to the earned premium for a given period. The result is our best initial estimate of the expected amount of ultimate loss and ALAE for the period by product. Paid and case reserves are subtracted from this initial estimate of ultimate loss and ALAE to determine a carried IBNR reserve.

For most property products, we use an alternative method of determining an appropriate provision for initial IBNR. Since this segment is characterized by a shorter period of time between claim occurrence and claim settlement, the IBNR reserve is determined by an initial loss percentage applied to the rolling 12 month’s premium earned. No deductions for paid or case reserves are made. This alternative method of determining initial IBNR reacts more quickly to the actual loss emergence and is more appropriate for our property products where final claim resolution occurs quickly.

The initial loss and ALAE ratios that are applied to earned premium are reviewed at least semi-annually. Prospective estimates are made based on historical loss experience adjusted for price change and loss cost inflation. The initial loss and ALAE ratios also reflect some provision for estimation risk. We consider estimation risk by segment and product line. A segment with greater overall volatility and uncertainty has greater estimation risk. Characteristics of segments and products with higher estimation risk, include those exhibiting, but not limited to, the following characteristics:

•                        significant changes in underlying policy terms and conditions,

•                        a new business,

•                        significant exposure growth or turnover,

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

The historical and prospective loss and ALAE estimates along with the risks listed are the basis for determining our initial and subsequent carried reserves. Adjustments in the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience, loss trends, price changes, and prevailing risk factors. The LRC makes all final decisions regarding changes in the initial loss and ALAE ratios.

Loss and LAE Reserve Estimation Process

A full analysis of our loss reserves takes place at least semi-annually. The purpose of these analyses is to provide validation of our carried loss reserves. Estimates of the expected value of the unpaid loss and LAE are derived using actuarial methodologies. These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance.

The process of estimating ultimate payment for claims and claims expenses begins with the collection and analysis of current and historical claim data. Data on individual reported claims including paid amounts and individual claim adjuster estimates are grouped by common characteristics. There is judgment involved in this grouping. Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each cohort, and both settlement and payment pattern consistency. We use this data to determine historical claim reporting and payment patterns which are used in the analysis of ultimate claim liabilities. For portions of the business without sufficiently large numbers of policies or that have not accumulated sufficient historical statistics, our own data is supplemented with external or industry average data as available and when appropriate. For our executive products and marine business, we utilize external data extensively.

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

We use historical development patterns, estimations of the expected loss ratios, and standard actuarial methods to derive an estimate of the ultimate level of loss and LAE payments necessary to settle all  the claims occurring as of the end of the evaluation period. Once an estimate of the ultimate level of claim payments has been derived, the amount of paid loss and LAE and case reserve through the evaluation date is subtracted to reveal the resulting level of IBNR.

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

Our estimates of ultimate loss and LAE reserves are subject to change as additional data emerges. This could occur as a result of change in loss development patterns, a revision in expected loss ratios, the emergence of exceptional loss activity, a change in weightings between actuarial methods, the addition of new actuarial methodologies or new information that merits inclusion, or the emergence of internal variables or external factors that would alter our view.

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

A considerable degree of judgment in the evaluation of all these factors is involved in the analysis of reserves. The human element in the application of judgment is unavoidable when faced with material uncertainty. Different experts will choose different assumptions when faced with such uncertainty, based on their individual backgrounds, professional experiences, and areas of focus. Hence, the estimate selected by various qualified experts may differ materially from each other. We consider this uncertainty by examining our historic reserve accuracy.

Given the significant impact of the reserve estimates on our financial statements, we subject the reserving process to significant diagnostic testing. We have incorporated data validity checks and balances into our front-end processes. Leading indicators such as actual versus expected emergence and other diagnostics are also incorporated into the reserving processes.

Determination of Our Best Estimate

Upon completion of our full loss and LAE estimation analysis, the results are discussed with the LRC. As part of this discussion, the analysis supporting an indicated point estimate of the IBNR loss reserve by product is reviewed. The actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated point estimate. Quarterly, we also consider the actual loss emergence as compared to the expected loss emergence derived from the last full loss and LAE analyses. A review of the resulting variance between the indicated reserves and the carried reserves determined from the initial IBNR generation process takes place. After discussion of these analyses and all relevant risk factors, the LRC determines whether the reserve balances require adjustment.

As a predominantly excess and surplus lines and specialty insurer servicing niche markets, we believe there are several reasons to carry — on an overall basis — reserves above the actuarial point estimate. We believe we are subject to above-average variation in estimates and that this variation is not symmetrical around the actuarial point estimate.

One reason for the variation is the above-average policyholder turnover and changes in the underlying mix of exposures typical of an excess and surplus lines business. This constant change can cause estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. Also, as a niche market writer, there is little industry-level information for direct comparisons of current and prior experience and other reserving parameters. These unknowns create greater-than-average variation in the actuarial point estimates.

Actuarial methods attempt to quantify future events. Insurance companies are subject to unique exposures that are difficult to foresee at the point coverage is initiated and, often, many years subsequent. Judicial and regulatory bodies involved in interpretation of insurance contracts have increasingly found opportunities to expand coverage beyond that  which was intended or contemplated at the time the policy was issued. Many of these policies are issued on an “all risk” and occurrence basis. Aggressive plaintiff attorneys have often sought coverage beyond the insurer’s original intent. Some examples would be the industry’s ongoing asbestos and environmental litigation, court interpretations of exclusionary language on mold and construction defect, and debates over wind versus flood as the cause of loss from major hurricane events.

We believe that because of the inherent variation and the likelihood that there are unforeseen and under-quantified liabilities absent from the actuarial estimate, it is prudent to carry loss reserves above the actuarial point estimate. Most of our variance between the carried reserve and the actuarial point estimate is in the most recent accident years for our casualty segment where the most significant estimation risks reside. These estimation risks are considered when setting the initial loss ratio for the product and segment. In the cases where these risks fail to materialize, favorable loss development will likely occur over subsequent accounting periods. It is also possible that the risks materialize in an amount above that we considered when booking our initial loss reserves. In this case, unfavorable loss development is likely to occur over subsequent accounting periods.

Our best estimate of our loss and LAE reserves may change depending on a revision in the actuarial point estimate, the actuary’s certainty in the estimates and processes, and our overall view of the underlying risks. From time to time, we benchmark our reserving policies and procedures and update them by adopting industry best practices where appropriate. As previously disclosed in our third quarter, 2007 quarterly report on Form 10-Q, such a review was undertaken in 2007. We performed a detailed, ground-up analysis of the actuarial estimation risks associated with each of our products and segments, including an assessment of industry information.

Based on this review, we have made certain refinements to our reserving methodologies to include a more detailed consideration of the impact of risk factors on total recorded reserves through increased internal dialogue among the claim, underwriting, risk management and actuarial departments, greater transparency of the actuarial process and results, and improved reserving diagnostics. Overall, these enhancements and improved information provide better and faster feedback to management regarding loss development resulting in greater overall confidence in the actuarial estimates. This and the increased stability in our business in the last few years have diminished the needed level of carried reserves above the actuarial point estimate. We believe that these reserve methodology enhancements have improved the overall accuracy of our best estimate of loss and LAE reserves. In 2007, over half of the favorable development on prior years’ loss reserves was the result of the ground-up risk assessment and subsequent refinements to our methodologies and estimates.

Loss reserve estimates are subject to a high degree of variability due to the inherent uncertainty of ultimate settlement values. Periodic adjustments to these estimates will likely occur as the actual loss emergence reveals itself over time. We believe our enhanced loss reserving processes reflect industry best practices and our methodologies continue to result in a reasonable provision for necessary reserve levels.

INVESTMENT VALUATION

Throughout each year, we and our investment managers buy and sell securities to maximize overall investment returns in accordance with investment policies established and monitored by our board of directors and executive officers. This includes selling available-for-sale securities that have unrealized gains or losses when it is believed that future performance can be improved by buying other securities deemed to offer superior long-term return potential.

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

We regularly evaluate our fixed income and equity securities to determine impairment losses for other-than- temporary declines in the fair value of the investments. Criteria considered during this process include, but are not limited to: the current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security’s fair value being below cost, credit quality, current economic conditions, the anticipated speed of cost recovery, and our decisions to hold or divest a security. We consider price declines of securities in our other-than-temporary impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Factors that we consider in the evaluation of credit quality include:

•                        credit ratings from major rating agencies, including Moody’s and Standard & Poor’s (S&P),

•                        business and operating performance trends,

•                        management quality/turnover,

•                        industry competitive analysis, and

•                        changes in business model/strategy.

Part of our evaluation of whether particular securities are other-than-temporarily impaired involves assessing whether we have both the intent and ability to continue to hold securities in an unrealized loss position. Significant changes in these factors could result in a charge to net earnings for impairment losses. Impairment losses result in a reduction of the underlying investment’s cost basis.

RECOVERABILITY OF REINSURANCE BALANCES

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. Additionally, the same uncertainties associated with estimating unpaid losses and settlement expenses impact the estimates for the ceded portion of such liabilities. We continually monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements and Securities and Exchange Commission filings. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the A.M. Best and S&P ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverability tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover. Further discussion of our reinsurance balances recoverable can be found in note 5 to the financial statements.

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

Additional discussion of other significant accounting policies may be found in note to the financial statements.

RESULTS OF OPERATIONS

Consolidated revenue for 2007 was $652.3 million compared to $632.7 million in 2006 and $569.3 million in 2005. Revenue for 2007 and 2006 benefited from gains in the insurance operations’ premiums earned, as well as increased net investment income. Net premiums earned advanced for 2007 and 2006 as the significant growth in premium writings in our property segment during each of the preceding years was earned as revenue. In addition, net investment income grew in each of the last two years as investment yields improved and our invested asset base was higher. Realized gains have also contributed significantly to revenue over the past two years. Results in 2007 reflect gains associated with the sale of certain equity securities deemed to have reached their full potential. Funds received were used to further diversify the investment portfolio. Realized gains in 2006 increased largely due to the sale of the equity in one of our investee holdings.

CONSOLIDATED REVENUE	Year ended December 31,
(in thousands)	2007	2006	2005
Net premiums earned	$544,478	$530,338	$491,307
Net investment income	78,901	71,325	61,641
Net realized investment gains	28,966	31,045	16,354
Total consolidated revenue	$652,345	$632,708	$569,302

Net earnings for 2007 and 2006 represented consecutive record earnings as both underwriting and investment income improved. Included in underwriting income were the effects of favorable development on prior years’ loss reserves. The more significant of these developments occurred in our casualty and surety segments. In 2007, favorable development on prior accident years’ casualty and surety reserves totaled $98.5 million.

As discussed more fully in the “Losses and Settlement Expenses” section within our Critical Accounting Policies, we performed a detailed analysis of recent favorable loss trends and reserve risk factors in 2007. Our review included an assessment of industry information. The review resulted in certain refinements and enhancements to our reserving methodologies to include a more detailed consideration of the impact of risk factors on total recorded reserves. Overall, the enhancements and improved information provide better and faster feedback to management regarding loss development, resulting in greater overall confidence in the actuarial estimates. This, and the increased stability in our business in the last few years, have diminished the needed level of carried reserves above the actuarial point estimate. We believe that these reserve methodology enhancements have improved the overall accuracy of our best estimate of loss and LAE reserves. Over half of the favorable prior years’ loss development recorded in 2007 was the result of this detailed assessment and resulting changes in our booked reserves.

In 2006 and 2005, underwriting income included favorable development on prior accident years’ loss reserves of $43.4 million and $62.5 million, respectively, predominately from the casualty segment.

Bonuses earned by executives, managers and associates are predominately influenced by corporate performance (operating earnings and return on capital). Bonus and profit sharing-related expenses related to the aforementioned favorable prior years’ reserve developments totaled $9.9 million, $3.5 million, and $4.2 million, respectively, for 2007, 2006 and 2005. These performance-related expenses affected policy acquisition, insurance operating and general corporate expenses.

Investee earnings declined in 2007 due in large part to the fourth quarter 2006 sale of the equity in one of our investee holdings.

NET EARNINGS (in thousands)	2007	2006	2005
Underwriting income	$155,765	$84,056	$68,883
Net investment income	78,901	71,325	61,641
Net realized investment gains	28,966	31,045	16,354
Debt interest	(6,997)	(6,581)	(7,118)
Corporate expenses	(9,474)	(8,069)	(6,780)
Investee earnings	7,315	15,117	10,896
Pretax earnings	$254,476	$186,893	$143,876
Income tax	(78,609)	(52,254)	(36,742)
Net earnings	$175,867	$134,639	$107,134

Comprehensive earnings were $166.4 million in 2007 compared to $157.0 million a year ago and $83.9 million in 2005. For the equity portfolio, the change in unrealized gains was negative in 2007 and 2005, while the change was positive in 2006. In the fixed income portfolio, the unrealized change was positive in 2007 and 2006, while negative in 2005.

RLI INSURANCE GROUP

In general, we have experienced continued softening in the marketplace over the last several years. As reflected in the table below, premium writings were down in 2007. Increased competition and capacity in the marketplace have resulted in rate declines in our casualty and property segments. In addition, targeted reductions in our catastrophe exposure resulted in reduced property writings in 2007, as we continue to manage our exposure to catastrophic events (wind and earthquake). In 2006, we posted moderate growth overall, as the property segment saw significant premium increases through the first three quarters of the year. Rates in catastrophe-prone areas, particularly those exposed to wind, were up markedly during this period. Wind rates softened toward the end of 2006. Underwriting income was up considerably in our insurance operations for both 2007 and 2006. Strong underwriting results for the casualty and surety segments were magnified by favorable development on prior accident years’ loss reserves. The property segment benefited from light hurricane seasons in 2007 and 2006, following a severe hurricane season in 2005. In addition, loss frequency and severity declined in 2007, particularly with respect to the discontinued construction program and habitational fire coverages. The following table and narrative provide a more detailed look at individual segment performance over the last three years.

GROSS PREMIUMS WRITTEN
(in thousands)	2007	2006	2005
Casualty	$462,591	$506,887	$519,115
Property	206,041	225,610	176,228
Surety	70,702	66,516	60,669
Total	$739,334	$799,013	$756,012

UNDERWRITING INCOME (LOSS)
(in thousands)	2007	2006	2005
Casualty	$101,863	$68,393	$72,024
Property	30,569	4,988	(8,342)
Surety	23,333	10,675	5,201
Total	$155,765	$84,056	$68,883

COMBINED RATIO	2007	2006	2005
Casualty	70.3	80.4	80.0
Property	77.9	95.9	110.3
Surety	62.8	82.1	90.0
Total	71.4	84.1	86.0

The following table further summarizes revenues (net premiums earned) by major coverage type within each segment:

(in thousands)	2007	2006	2005
CASUALTY
General liability	$167,876	$180,037	$180,267
Commercial and personal umbrella	66,281	64,730	59,847
Commercial transportation	49,119	48,285	51,707
Specialty program business	29,362	25,507	38,289
Executive products	12,029	13,040	9,807
Other	18,735	16,618	18,976
Total	$343,402	$348,217	$358,893
PROPERTY
Commercial property	$92,634	$91,507	$66,410
Marine	32,868	16,785	3,286
Other property	12,865	14,289	10,832
Total	$138,367	$122,581	$80,528
SURETY	$62,709	$59,540	$51,886
Grand total	$544,478	$530,338	$491,307

Casualty

Casualty gross premiums written of $462.6 million were down 9 percent in 2007 following a decline of 2 percent in 2006 and virtually flat results in 2005. Only the personal umbrella and specialty program coverages experienced growth while all other lines were down by varying degrees as marketplace conditions for this segment continued to soften. General liability, our largest product in this segment, experienced a rate decline of 12 percent during 2007. General liability posted gross premiums written of $177.3 million, down 9 percent from 2006 and 13 percent from 2005. While rates have deteriorated, this coverage continued to sustain a good margin and profitable results. Transportation and executive products also sustained declines in gross premiums written in 2007, down 15 percent and 21 percent, respectively, due to continued rate and volume declines. Our personal umbrella coverage, which is less susceptible to softening market conditions, posted a 5 percent increase in gross premiums written in 2007. Despite competitive pressures in the casualty segment, we remained disciplined in writing only those accounts which we believe will provide adequate returns. The soft marketplace is likely to continue suppressing premium growth in 2008.

Underwriting income for the casualty segment was $101.9 million in 2007, compared to $68.4 million in 2006 and $72.0 million in 2005. These results translated into combined ratios of 70.3, 80.4 and 80.0, respectively for 2007, 2006, and 2005. Favorable development on prior accident years’ loss reserves totaled $87.4 million, $40.0 million, and $57.5 million, respectively, for 2007, 2006, and 2005. This favorable emergence was concentrated on accident years 2002-2006, with the more recent years representing a larger portion of the release. In each of these years, actuarial studies indicated that cumulative experience attributable to some casualty coverages for mature accident years was considerably lower than the reserves booked, resulting in the release of reserves. The 2007 result was further impacted by a detailed analysis of recent favorable loss trends and reserve risk factors. This review resulted in certain refinements to our reserving methodologies. This and the increased stability in our business in the last few years diminished the needed level of carried reserves above the actuarial point estimate. Over half of the favorable prior years’ loss development recorded in 2007 was the result of this detailed assessment and resulting reductions to our booked reserves.

From an insurance standpoint, the casualty segment has exposure to subprime market issues through our executive products’ (directors and officers) coverages. We believe our exposure to subprime, however, is minimal. We have had a limited number of claims and expect our net exposure to subprime to be less than $5 million.

Property

Gross premiums written in the property segment declined 9 percent in 2007 after posting a 28 percent increase in 2006 and a 1 percent decline in 2005. The decline in 2007 was reflective of the softening marketplace for commercial property, impacted by a second consecutive year of benign hurricane activity. Softening rates for coastal wind-exposed risks, combined with increased competition for non-catastrophe exposed accounts, resulted in a reduction in premium writings. In addition, targeted reductions in our catastrophe exposure reduced property writings in 2007, as we continued to manage our exposure to catastrophic events (wind and earthquake). In 2006, we posted higher premiums, as the property segment saw significant premium increases through the first three quarters of the year, while our actual exposure to these events declined. Rates in catastrophe-prone areas, particularly those exposed to wind, were up markedly during this period. Wind rates softened toward the end of 2006. In 2005, we experienced a significant decline in our construction coverage, which we exited during the fourth quarter of that year. Earthquake coverage premiums had dropped in 2005 as we focused on reducing our exposure. On a positive note, our marine division that was launched in 2005 posted gross writings of $45.3 million in 2007, compared to $28.7 million in 2006 and $12.5 million in 2005.

Net premiums earned advanced for 2007 and 2006 as the significant growth in premium writings in commercial fire and marine during each of the preceding years was earned as revenue. In 2005, segment revenues decreased disproportionately as we incurred charges of approximately $10.0 million to meet minimum reinsurance premium requirements as well as to reinstate reinsurance coverage exhausted by loss activity on our construction coverage.

Underwriting income was $30.6 million in 2007, compared to income of $5.0 million in 2006 and a loss of $8.3 million in 2005. Results for 2007 were impacted by a benign hurricane season, a decline in losses from tornadoes and hail storms, as well as lower frequency and severity of commercial fire losses. Additionally, unlike the previous two years, the segment’s results for 2007 were not adversely affected by losses on discontinued construction coverages. In 2006, although we experienced a light hurricane season, other catastrophe losses such as tornadoes and hailstorms, along with increased severity of commercial fire losses, served to hamper the segment’s income. Favorable loss reserve development from the two prior years’ hurricane reserves contributed $4.2 million to profits in 2006. However, additional charges were incurred from the run-off of the previously exited construction coverage, which amounted to $13.7 million in 2006 compared to charges of $13.5 million in 2005. The 2005 results were also affected by the second straight year of severe hurricane activity, which negatively impacted the segment by $22.3 million.

Surety

Surety gross premiums written increased for the fourth straight year. With the exception of contract coverages, all major coverages in this segment produced increases in 2007. Net premiums earned followed suit, improving by 6 percent in 2007 compared to 15 percent and 9 percent in 2006 and 2005, respectively.

Underwriting income totaled $23.3 million in 2007, doubling for the second straight year. Underwriting income totaled $10.7 million in 2006, compared to $5.2 million in 2005. These results reflect the benefit of re-underwriting efforts initiated during 2003 and 2004, particularly with respect to contract surety coverages. In addition, underwriting income in 2007 included $11.1 million of favorable development on prior accident years’ loss reserves. The majority of this development was the result of our actuary’s risk reassessment and reflection of significantly lower reserve risk, following continued favorable loss trends and further progress on the Commercial Money Center litigation.

We are in litigation regarding certain commercial surety bond claims arising out of a specific bond program (the Commercial Money Center or “CMC” litigation). In the second quarter of 2007, we reached a confidential settlement agreement with Sky Bank, one of the investor banks involved in the litigation. In the third quarter of 2007, we reached a confidential settlement agreement with another investor bank, Ameriana Bank. These settlements ended our litigation with Sky Bank and Ameriana Bank but did not resolve our pending litigation with the remaining two investor banks (Bank of Waukegan and Atlantic Coast Federal, whose combined initial bond penal sum claims total approximately $9.3 million). The settlements with Sky Bank and Ameriana Bank related to surety bonds representing approximately 66 percent of the amount to which the five investor banks had claimed entitlement. As reported previously, in 2005, we reached a confidential settlement agreement with Lakeland Bank. In total, our settlement with the three investor banks noted above related to surety bonds representing approximately 83 percent of the amount to which the five investor banks had claimed entitlement. While we cannot predict the ultimate outcome of the pending litigation between us and the remaining two investor banks at this time, we continue to believe we have meritorious defenses with respect to each of the banks making claims against us and will continue to vigorously assert those defenses. We believe that we are adequately reserved for the ultimate outcome of the remaining litigation. See note 10 for further discussion.

The surety segment is another area that can have exposure to subprime. We write a few mortgage broker bonds, but believe this exposure to be minimal. In addition, we do not have significant exposure from a surety standpoint to the home building industry.

NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS

During 2007, net investment income increased by 11 percent due to asset allocation changes which resulted in an increased yield. On an after-tax basis, net investment income increased by 10 percent. The average annual yields on our investments were as follows for 2007, 2006, and 2005:

	2007	2006	2005
PRETAX YIELD
Taxable (on book value)	5.46%	5.22%	4.90%
Tax-exempt (on book value)	4.07%	4.02%	3.98%
Equities (on fair value)	3.03%	2.78%	2.80%

AFTER-TAX YIELD
Taxable (on book value)	3.55%	3.40%	3.19%
Tax-exempt (on book value)	3.85%	3.81%	3.77%
Equities (on fair value)	2.60%	2.39%	2.40%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable fixed income securities are subject to our corporate tax rate of 35 percent, our tax-exempt municipal securities are subject to a tax rate of 5.3 percent and our dividend income is generally subject to a tax rate of 14.2 percent. During 2007, the average after-tax yield on the fixed income portfolio increased to 3.7 percent from 3.6 percent in 2006 due to an increase in taxable and tax-exempt yields on new purchases. During the year, we focused on purchasing high-quality fixed-income investments, primarily in the 5-15 year range of the yield curve.

The fixed income portfolio increased by $16.5 million during the year. This portfolio had net realized losses of $1.0 million and a tax-adjusted total return on a mark-to-market basis of 6.4 percent. Our equity portfolio increased by $25.5 million during 2007, to $393.7 million. As of December 31, 2007, our consolidated equity portfolio had net unrealized gains of $138.1 million. The total return for the year on the equity portfolio was 4.8 percent.

Our investment results for the last five years are shown in the following table:

(in thousands)						Tax
						Equivalent
					Annualized	Annualized
			Net	Change in	Return	Return
	Average	Net	Realized	Unrealized	on Avg.	on Avg.
	Invested	Investment	Gains	Appreciation	Invested	Invested
	Assets(1)	Income(2)(3)	(Losses)(3)	(3)(4)	Assets	Assets
2003	1,166,694	44,151	12,138	40,096	8.3%	9.0%
2004	1,451,539	54,087	13,365	13,200	5.6%	6.3%
2005	1,633,755	61,641	16,354	(35,788)	2.6%	3.3%
2006	1,763,016	71,325	31,045	34,395	7.8%	8.6%
2007	1,834,009	78,901	28,966	(14,650)	5.1%	5.9%
5-yr
Avg.	$1,569,803	$62,021	$20,374	$7,451	5.9%	6.6%

(1)                     Average amounts at beginning and end of year.

(2)                     Investment income, net of investment expenses.

(3)                     Before income taxes.

(4)                     Relates to available-for-sale fixed income and equity securities.

We realized $29.0 million in net investment gains in 2007. Included in this number is $29.9 million in net realized gains in the equity portfolio, $1.0 million in net realized losses in the fixed income portfolio, and other realized gains of $0.1 million. In 2006, we realized $31.0 million in net investment gains. We realized $22.4 million in net realized gains in the equity portfolio, $7.3 million in net realized losses in the fixed income portfolio, and other realized gains of $16.0 million. Included in other gains for 2006 was a $16.2 million gain from the sale of our equity in Taylor, Bean, & Whitaker Mortgage Corp. (TBW) as discussed in note 1 to the financial statements. In 2005, we realized net investment gains of $16.4 million. Included in this number are net realized gains of $15.9 million in the equity portfolio, net realized gains of $0.6 million in the fixed income portfolio, and other realized losses of $0.1 million. These realized gains and losses result from management decisions regarding relative valuation, fundamental analysis, and market conditions.

We regularly evaluate the quality of our investment portfolio. When we believe that a specific security has suffered an other-than-temporary decline in value, the investment’s value is adjusted by reclassifying the decline from unrealized to realized losses. This has no impact on shareholders’ equity. There have been no losses associated with the other-than-temporary impairment of securities in 2007, 2006, or 2005.

The following table is used as part of our impairment analysis and illustrates the total value of securities that were in an unrealized loss position as of December 31, 2007. This table segregates the securities based on type, noting the fair value, cost (or amortized cost), and unrealized loss on each category of investment as well as in total. The table further classifies the securities based on the length of time they have been in an unrealized loss position.

(in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government
Fair value	$204	$—	$204
Cost or amortized cost	204	—	204

Unrealized loss	—	—	—

U.S. Agency
Fair value	$—	$70	$70
Cost or amortized cost	—	70	70

Unrealized loss	—	—	—

Mtge/ABS/CMO*
Fair value	$8,753	$89,604	$98,357
Cost or amortized cost	8,871	91,112	99,983

Unrealized loss	(118)	(1,508)	(1,626)

Corporate
Fair value	$54,912	$65,971	$120,883
Cost or amortized cost	56,329	68,356	124,685

Unrealized loss	(1,417)	(2,385)	(3,802)

States, political subdivisions and revenues
Fair value	$42,218	$46,605	$88,823
Cost or amortized cost	42.472	46,738	89,210

Unrealized loss	(254)	(133)	(387)

Subtotal, debt securities
Fair value	$106,087	$202,250	$308,337
Cost or amortized cost	107,876	206,276	314,152

Unrealized loss	(1,789)	(4,026)	(5,815)

Common stock
Fair value	$56,808	$—	$56,808
Cost or amortized cost	64,604	—	64,604

Unrealized loss	(7,796)	—	(7,796)

Preferred stock
Fair value	$29,436	$—	$29,436
Cost or amortized cost	34,495	—	34,495

Unrealized loss	(5,059)	—	(5,059)

Total
Fair value	$192,331	$202,250	$394,581
Cost or amortized cost	206,975	206,276	413,251

Unrealized loss	(14,644)	(4,026)	(18,670)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

The following table is also used as part of our impairment analysis and illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2007, including fair value, cost basis, and unrealized gains and losses.

(in thousands)						Unrealized
	Cost	12/31/07	Gross	Unrealized		Gain/
	Basis	Fair Value	Gains	Losses	Net	Loss%(1)
Consumer discretionary	$16,065	$17,812	$2,972	$(1,225)	$1,747	10.9%
Consumer staples	16,215	34,912	18,934	(237)	18,697	115.3%
Energy	8,447	33,424	24,977	—	24,977	295.7%
Financials	31,306	46,792	16,977	(1,491)	15,486	49.5%
Healthcare	15,787	28,255	13,167	(699)	12,468	79.0%
Industrials	16,986	41,880	24,894	—	24,894	146.6%
Materials	7,178	8,405	1,462	(235)	1,227	17.1%
Information technology	14,103	25,778	11,675	—	11,675	82.8%
Telecommunications	5,159	14,755	9,596	—	9,596	186.0%
Utilities	44,453	70,643	26,190	—	26,190	58.9%
Preferred stock	39,133	34,167	93	(5,059)	(4,966)	–12.7%
Mutual fund/ETF	40,766	36,857	—	(3,909)	(3,909)	–9.6%
Total	$255,598	$393,680	$150,937	$(12,855)	$138,082	54.0%

(1)                     Calculated as the percentage of net unrealized gain (loss) to cost basis

In 2007, we added preferred stocks to our investment portfolio. The asset class offers attractive yield, risk and return characteristics that compliment our portfolio. However, the asset class is dominated by financial companies and, in 2007, had one of the worst return years in recent history. We maintain a high quality portfolio with all securities rated A or better.

As of December 31, 2007, we held 42 securities in our equity portfolio that were in unrealized loss positions. The total unrealized loss on these securities was $12.9 million. All of these securities have been in an unrealized loss position for less than 12 months, and no security has been in an unrealized loss of greater than 20% for more than six months.

The fixed income portfolio contained 181 positions at an unrealized loss as of December 31, 2007. Of these 181 securities, 100 have been in an unrealized loss position for more than 12 consecutive months and these collectively represent $4.0 million in unrealized losses. The fixed income unrealized losses can be primarily attributed to changes in interest rates from the time of purchase. We continually monitor the credit quality of our fixed income investments to gauge our ability to be repaid principal and interest when contractually due. We consider price declines of securities in our other-than-temporary-impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Factors that we consider in the evaluation of credit quality include:

•                credit ratings from major rating agencies, including Moody’s and S&P,

•                business and operating performance trends,

•                management quality/turnover,

•                industry competitive analysis, and

•                changes in business model/strategy.

A timely topic in today’s environment is subprime exposure. We define subprime mortgages as loans which include one or more of the following: a weak credit score (FICO score of less than 640), high debt-to-income ratio, high loan-to-value ratio, or undocumented income. We have reviewed our subprime investment exposure and believe our risk is minimal. We review our portfolio in three main areas to assess our subprime investment exposure — fixed income securities, common stocks and preferred stocks. Our exposure to subprime is through direct investments in subprime backed mortgage products and is less than $10 million. All of these securities are rated AAA and have been paying as agreed. These securities are fixed rate, exclude interest rate resets, were issued prior to 2005, and are not currently on watch from any major rating agency.

Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses in our equity and fixed income portfolios, we do not believe any securities suffered an other-than-temporary decline in value as of December 31, 2007.

MORTGAGE-BACKED, COMMERCIAL MORTGAGE-BACKED, AND ASSET-BACKED SECURITIES

Our mortgage-backed securities (MBS) portfolio is comprised of residential MBS investments. As of December 31, 2007, MBS investments totaled $196.7 million (14 percent) of the carrying value of the fixed income portfolio compared to $147.7 million (11 percent) as of December 31, 2006.

We believe MBS investments add diversification, liquidity, credit quality and additional yield to our portfolio. Our objective for the MBS portfolio is to provide reasonable cash flow stability and increased yield. The MBS portfolio includes collateralized mortgage obligations (CMOs), and mortgage-backed pass-through securities. A mortgage pass thru is a security consisting of a pool of residential mortgage loans. All payments of principal and interest are passed through to investors each month. A CMO is a mortgage-backed security with a fixed maturity. This can eliminate the risks associated with prepayment because each security is divided into maturity classes that are paid off in order. Our MBS portfolio generally does not include interest-only securities, principal-only securities or other MBS investments which may exhibit extreme market volatility.

Prepayment/extension risk is an inherent risk of holding MBSs. However, the degree of prepayment/ extension risk varies by the type of MBS held. We reduce our portfolio’s exposure to prepayment/ extension by including less volatile types of MBSs. As of December 31, 2007, $32.1 million (16 percent) of the carrying value of the MBS portfolio was invested in planned amortization class CMOs (PACs) compared to $29.4 million (20 percent) as of December 31, 2006. PACs are securities whose cash flows are designed to remain constant in a variety of mortgage prepayment environments. Most of the portfolio’s non-PAC MBSs possess varying degrees of cash flow structure and prepayment/extension risk. The MBS portfolio contained 82 percent of pure pass-throughs as of December 31, 2007 compared to 78 percent as of December 31, 2006. As of December 31, 2007, all of the securities in our MBS portfolio were rated AAA. In addition, 100 percent of these securities were mortgage-backed securities issued by the Governmental National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC). Government Sponsored Enterprises (GSEs), such as GNMA, FNMA and FHLMC, facilitate liquidity in the mortgage market by purchasing conforming mortgages from lenders, securitizing them and selling them into the secondary market.

The following table summarizes the distribution by investment type of our MBS portfolio as of the dates indicated:

MBS
	Amortized	Estimated
(in thousands)	Cost	Fair Value	% of Total
2007
Planned amortization class	$32,407	$32,103	16%
Sequential	2,967	3,002	2%
Pass-throughs	160,542	161,580	82%
Total	$195,916	$196,685	100%
2006
Planned amortization class	$30,065	$29,389	20%
Sequential	2,960	2,934	2%
Pass-throughs	116,645	115,397	78%
Total	$149,670	$147,720	100%

Our asset-backed securities (ABS) portfolio includes home equity and credit card-backed investments, among others. As of December 31, 2007, ABS/CMBS (commercial mortgage-backed securities) investments were $98.6 million (7 percent) of the carrying value of the fixed income portfolio, compared to $112.2 million (8 percent) as of December 31, 2006. CMBS made up $63.4 million (64 percent) of the ABS/CMBS portfolio compared to $75.8 million (67 percent) at December 31, 2006. All of the CMBS portfolio was rated AAA as of December 31, 2007.

We believe that ABS/CMBS investments add diversification and additional yield to our portfolio. Like the MBS portfolio, the objective for the ABS/CMBS portfolio is to provide reasonable cash flow stability and attractive yield. Our ABS/CMBS portfolio generally does not include interest-only securities, principal-only securities or other ABS/CMBS investments which may exhibit extreme market volatility.

The following table summarizes the distribution by investment type of our ABS/CMBS portfolio as of the dates indicated:

ABS/CMBS
	Amortized	Estimated
(in thousands)	Cost	Fair Value	% of Total
2007
CMBS	$63,209	$63,352	64%
Home equity	9,709	9,628	10%
Auto	1,000	1,012	1%
Equipment	3,468	3,486	3%
Franchise	3,000	2,961	3%
Utility	14,344	14,664	15%
Credit Card	3,479	3,486	4%
Total	$98,209	$98,589	100%
2006
CMBS	$76,176	$75,787	67%
Home equity	12,032	11,914	11%
Auto	7,441	7,465	7%
Equipment	3,437	3,437	3%
Franchise	—	—	0%
Utility	11,961	12,075	11%
Credit Card	1,515	1,515	1%
Total	$112,562	$112,193	100%

When making investments in MBS/ABS/CMBS, we evaluate the quality of the underlying collateral, the structure of the transaction (which dictates how losses in the underlying collateral will be distributed) and prepayment risks.

Recent market activity has put pressure on securities containing subprime exposure. As previously stated, all of our investments in securities that contain subprime collateral are rated AAA. In addition, all of the securities containing subprime collateral were originated before 2005.

The following table summarizes the distribution by collateral classification and rating of our subprime securities as of December 31, 2007 and 2006:

SUBPRIME
		Amortized	Estimated
(in thousands)	Rating	Cost	Fair Value	% of Total
2007
Home Equity	AAA	$9,709	$9,628	100%
Total		$9,709	$9,628	100%

2006
Home Equity	AAA	$12,032	$11,914	100%
Total		$12,032	$11,914	100%

Municipal Fixed Income Securities

As a highly profitable insurance company, we have a significant allocation to municipal fixed income securities. As of December 31, 2007, approximately 25 percent of our investment portfolio was allocated to municipal securities. Of our consolidated municipal fixed income portfolio, approximately 70 percent is insured by what we consider traditional monoline insurers through wrap insurance. Given the recent headline risk associated with the municipal bond insurers, and the historically low default rates of municipal fixed income securities, we would prefer buying municipal securities without this wrap insurance. However, this is a difficult task in a marketplace dominated by insured issuance.

We believe municipal fixed income securities provide diversification, liquidity, credit quality and additional yield to our portfolio. Our objective for the municipal fixed income portfolio is to provide reasonable cash flow stability and increased after tax yield.

Our municipal fixed income portfolio is comprised of general obligation (GO) and revenue securities. The revenue sources include but are not limited to public improvement, school, transportation, colleges and universities, water and sewer.

As of December 31, 2007, approximately 48 percent of the municipal fixed income securities in the investment portfolio were GO and the remaining 52 percent were revenue fixed income.

When factoring in the insurance wrap, 87 percent of our municipal fixed income securities are rated AAA.

In addition, the underlying credit on all our municipal fixed income securities without the wrap insurance is A rated or better, with an average credit quality of AA. We believe our municipal fixed income portfolio has very high credit quality and do not believe the insurance is necessary to own these securities. Most importantly, the underlying credit strength of the municipalities that issued the securities has not changed.

The amortized cost and estimated fair value of fixed income securities at December 31, 2007, by contractual maturity, are shown as follows:

	Amortized	Estimated
(in thousands)	Cost	Fair Value
Total fixed income
Due in one year or less	$27,136	$27,277
Due after one year through five years	307,737	312,488
Due after five years through 10 years	581,162	586,102
Due after 10 years	447,697	448,524
Total	$1,363,732	$1,374,391

Expected maturities may differ from contractual maturities due to call provisions on some existing securities.

INTEREST AND GENERAL CORPORATE EXPENSE

Interest on debt in 2007 and 2005 reflected higher outstanding short-term debt obligations. In 2006, we paid down our short-term debt during the year. We incur short-term debt through the use of reverse repurchase transactions. The use and repayment of such agreements remains an investment decision, based on whether the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than would be paid in interest expense. Decisions regarding future short-term debt management will be based on available cash flow and the interest rate environment.

In 2007, 2006, and 2005, we incurred $6.0 million in interest on our long-term debt. Our long-term debt consists of $100.0 million in senior notes that mature on January 15, 2014, and pay interest semi-annually at the rate of 5.95 percent.

General corporate expenses tend to fluctuate relative to our executive compensation plan and have increased in each of the last three years due to strong operating results. Our compensation model measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. In each of the last three years, we have generated earnings significantly above the required return, resulting in increased bonuses earned. Additionally, director fees and travel rose in each of the last three years. Legal expense increased in 2006 and 2005, but declined in 2007, due to the settlement of certain anti-trust litigation. The settlement was reached in May 2007, resulting in a full release from the lawsuit without payment of any damages or settlement fees.

INVESTEE EARNINGS

We maintain a 40 percent equity interest in Maui Jim, a manufacturer of high-quality polarized sunglasses. Maui Jim’s chief executive officer owns a controlling majority of the outstanding shares of Maui Jim. In 2007, we recorded $7.3 million in earnings from this investment compared to $8.8 million in 2006 and $8.4 million in 2005. While sunglass sales advanced 15 percent in 2007, costs associated with expansion efforts and the discontinuance of certain sunglass styles resulted in a decline in earnings. In 2007, Maui Jim invested heavily in new sales and distribution offices (nationally and internationally), a new state-of-the-art Rx lab for presecription sunglasses, as well as new display programs and duty free and corporate gift channels across the world. In addition, the company recorded higher-than-normal expense associated with the discontinuance of some slow-moving styles and the replacement of temples on a specific product line.

Also included in investee earnings in 2006 and 2005 were $6.3 million and $2.5 million, respectively, from our investment in TBW. In the fourth quarter of 2006, we sold our equity in TBW for $32.5 million, resulting in a pretax realized gain of $16.2 million.

INCOME TAXES

Our effective tax rates were 30.9 percent, 28.0 percent, and 25.5 percent for 2007, 2006, and 2005, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2007 was higher than 2006 and 2005 due to the increase in underwriting income and net realized gains, which were taxed at 35.0 percent. Partially offsetting tax expense in 2007 was a $2.4 million tax benefit recorded in the third quarter to reflect the benefit expected to be realized upon the future payment of certain accrued compensation. Results for 2006 include the favorable resolution of a tax examination. During 2006, the Internal Revenue Service concluded an examination of our tax years 2000 through 2004. As a result of this exam, we recorded a $3.2 million tax benefit, resulting from a change in tax estimate related to the sale of assets. In 2006 and 2005, a tax benefit was realized associated with a dividend declared and paid in 2007 and 2006, respectively, from our unconsolidated investee, Maui Jim. As required under Statement of Financial Accounting Standards (SFAS) 109, “Accounting for Income Taxes,” the tax benefit results from applying the lower tax rate applicable to affiliated dividends (7 percent) as compared to the corporate capital gains tax rate (35 percent) on which previous tax estimates were based. In addition, our pretax earnings in 2007 included $29.8 million of investment income that is wholly or partially exempt from federal income tax, compared to $28.7 million and $28.2 million in 2006 and 2005, respectively.

NET UNPAID LOSSES AND SETTLEMENT EXPENSES

The primary liability on our balance sheet relates to unpaid losses and settlement expenses, which represents our estimated liability for losses and related settlement expenses before considering offsetting reinsurance balances recoverable. The largest asset on our balance sheet, outside of investments, is the reinsurance balances recoverable on unpaid losses and settlement expenses, which serves to offset this liability.

The liability can be further deconstructed into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR — incurred but not reported — reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to us. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance decreased from $793.1 million at December 31, 2006, to $774.9 million as of December 31, 2007. This reflects incurred losses of $190.9 million in 2007 offset by paid losses of $209.0 million, compared to incurred losses of $256.9 million offset by $202.4 million paid in 2006. The overall decrease in our net loss and loss adjustment expense reserves between 2007 and 2006 was due, in large part, to $105.2 million of favorable development on prior years’ net loss reserves. This favorable development served to reduce net incurred losses, and thus net reserves. As previously discussed, over half of this favorable development was the result of the ground-up reserve risk assessment and subsequent refinements to our reserving methodologies and estimates that occurred in 2007.

Both the gross reserves (liability) and the reinsurance balances recoverable (asset) were reduced by the favorable reserve development. Total gross and ceded loss and loss adjustment expense reserves dropped from $1,318.8 million and $525.7 million, respectively, at December 31, 2006, to $1,192.2 million and $417.3 million, respectively, at December 31, 2007.

MARKET RISK DISCLOSURE

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair value of financial instruments. Management of market risk is a critical component of our investment decisions and objectives. We manage our exposure to market risk by using the following tools:

•   monitoring the fair value of all financial assets on a constant basis,

•   changing the character of future investment purchases as needed, and

•   maintaining a balance between existing asset and liability portfolios.

INTEREST RATE RISK

Our primary exposure to interest rate risk is with our fixed income investment portfolio. Modified duration analysis is used to measure the sensitivity of the fixed income portfolio to changes in interest rates, providing a measure of price percentage volatility. We attempt to minimize interest rate risk by matching the duration of assets to that of liabilities.

Interest rate risk will also affect our income statement due to its impact on interest expense. As of December 31, 2007, our short-term debt obligations were $28.0 million. At the end of 2006, our short-term debt was zero. We also maintain a debt obligation that is long term in nature. Our long-term debt carries a fixed interest rate. As such, our interest expense on this obligation is not subject to changes in interest rates. As this debt is not due until 2014, we will not assume risk in our ability to refinance this debt for many years.

EQUITY PRICE RISK

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market). Our current equity portfolio has a beta of .77 in comparison to the S&P 500. Our equity investment returns have been similar to the S&P 500 with much less volatility. This low beta statistic reflects our long-term emphasis on maintaining a conservative, value oriented, dividend-driven investment philosophy for our equity portfolio.

SENSITIVITY ANALYSIS

The tables that follow detail information on the market risk exposure for our financial investments as of December 31, 2007. Listed on each table is the December 31, 2007, fair value for our assets and the expected pretax reduction in fair value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates price fluctuation. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for nontrading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the fair value of our investment portfolio.

As of December 31, 2007, our fixed income portfolio had a fair value of $1.4 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2007, levels with all other variables held constant. Such scenarios would result in decreases in the fair value of the fixed income portfolio of $46.7 million and $98.8 million, respectively. Due to our use of the held-to-maturity designation for a portion of the fixed income portfolio, the balance sheet impact of these scenarios would be lower.

As of December 31, 2007, our equity portfolio had a fair value of $393.7 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity fair value of $30.7 million and $61.5 million, respectively. As we designate all equities as available-for-sale, these fair value declines would impact our balance sheet.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the fair value of our assets will increase from their present levels by the indicated amounts.

TABLE 1

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

(in thousands)	12/31/07 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes
Fixed income securities	$15,413	$(683)	$—
Total trading	15,413	(683)	—
Held for nontrading purposes
Fixed income securities	1,358,978	(46,061)	—
Equity securities	393,680	—	(30,746)
Total nontrading	$1,752,658	(46,061)	(30,746)
Total trading & nontrading	$1,768,071	$(46,744)	$(30,746)

TABLE 2

Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

(in thousands)	12/31/07 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes
Fixed income securities	$15,413	$(1,384)	$—
Total trading	15,413	(1,384)	—
Held for nontrading purposes
Fixed income securities	1,358,978	(97,374)	—
Equity securities	393,680	—	(61,493)
Total nontrading	$1,752,658	(97,374)	(61,493)
Total trading & nontrading	$1,768,071	$(98,758)	$(61,493)

TABLE 3

Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:

(in thousands)	12/31/07 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes
Fixed income securities	$15,413	$591	$—
Total trading	15,413	591	—
Held for nontrading purposes
Fixed income securities	1,358,978	41,775	—
Equity securities	393,680	—	30,746
Total nontrading	$1,752,658	41,775	30,746
Total trading & nontrading	$1,768,071	$42,366	$30,746

TABLE 4

Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

(in thousands)	12/31/07 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes
Fixed income securities	$15,413	$1,182	$—
Total trading	15,413	1,182	—
Held for nontrading purposes
Fixed income securities	1,358,978	84,582	—
Equity securities	393,680	—	61,493
Total nontrading	$1,752,658	84,582	61,493
Total trading & nontrading	$1,768,071	$85,764	$61,493

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

(in thousands)	2007	2006	2005
Operating cash flows	$127,023	$171,775	$198,027
Investing cash flows (uses)	(6,718)	(63,325)	(152,907)
Financing cash flows (uses)	(120,305)	(108,450)	(45,120)

Our operating cash flow decreased in 2007 and 2006 compared to 2005. The 2007 decrease is primarily attributable to a reduction in premium volume and corresponding cash receipts while the decline in 2006 was reflective of increased paid losses on the prior years’ hurricanes. The majority of the operating cash flow generated by the company in 2007 and 2006 was used in financing activities, funding the ongoing share repurchase program. As a result of the share repurchase activity in 2007 and 2006, less funds were allocated for use in investing activities.

Our balance sheet does not reflect any cash balance because all of our funds are invested in short-term investments, primarily highly rated money market instruments.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2007.

CONTRACTUAL OBLIGATIONS

		Payments due by period
		Less than			More than
(in thousands)	Total	1 yr.	1-3 yrs.	3-5 yrs	5 yrs.
Loss and settlement expense	$1,192,178	$316,359	$449,136	$204,274	$222,409
Long-term debt	100,000	—	—	—	100,000
Short-term debt	27,975	27,975	—	—	—
Capital lease	14	14	—	—	—
Operating leases	15,258	3,365	6,485	4,616	792
Total	$1,335,425	$347,713	$455,621	$208,890	$323,201

Loss and settlement expense reserves represent management’s best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our fnancial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Amounts recoverable from reinsurers on unpaid loss and settlement reserves totaled $417.3 million at December 31, 2007.

The next largest contractual obligation relates to long-term debt outstanding. On December 12, 2003, we completed a public debt offering of $100 million in senior notes maturing January 15, 2014 (a 10-year maturity) and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. These notes are rated Baa2 by Moody’s and BBB+ by S&P. We are not party to any off-balance sheet arrangements.

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

At December 31, 2007, we had short-term investments and other investments maturing within one year of approximately $100.9 million and investments of $412.2 million maturing within five years. We maintain revolving lines of credit with two financial institutions, each of which permits us to borrow up to an aggregate principal amount of $10.0 million. Under certain conditions, each of the lines may be increased up to an aggregate principal amount of $20.0 million. These facilities have three-year terms that expire on May 31, 2008. As of December 31, 2007, no amounts were outstanding on these facilities. We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have generated positive operating cash flow for more than 20 consecutive years. In the most recent three years ended December 31, 2007, 2006, and 2005, our operating cash flow was $127.0 million, $171.8 million, and $198.0 million, respectively. The primary factor in our ability to generate positive operating cash flow is underwriting profitability. If we are not able to continue generating positive operating cash flow, we may have to sell investment securities, some of which might be sold at a loss.

OPERATING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Loss payments from reinsurers	Ceded premium to reinsurers
Investment income (interest & dividends)	Commissions paid
Operating expenses
Interest expense
Income taxes

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period, for most policies. Our largest cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends — another source of cash. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes, and interest expense. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers, and collect cash back when losses subject to our reinsurance coverage are paid.

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

INVESTING ACTIVITIES

The following table highlights some of the major sources and uses of cash fow from investing activities:

Sources	Uses
Proceeds from bonds sold, called or matured	Purchase of bonds
Proceeds from stocks sold	Purchase of stocks
Proceeds from sale of unconsolidated investee

We maintain a well-diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2007, our portfolio had a carrying value of $1.8 billion. Invested assets at December 31, 2007, increased by $11.5 million, or 1 percent, from December 31, 2006.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations, then generate long-term growth in shareholders’ equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in an equity portfolio. As of December 31, 2007, 51 percent of our shareholders’ equity was invested in equities, as compared to 49 percent at December 31, 2006 and 46 percent at December 31, 2005.

We currently classify 5 percent of the securities in our fixed income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Other portions of the fixed income portfolio are classified as available-for-sale (94 percent) or trading (1 percent) and are carried at fair value. As of December 31, 2007, we maintained $1.30 billion in fixed income securities within the available-for-sale and trading classifications. The available-for-sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

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

Our fixed income portfolio comprised 75 percent of our total 2007 portfolio, versus 74 percent of the total at December 31, 2006, and 78 percent of the total as of December 31, 2005. As of December 31, 2007, our fixed income portfolio contained 79 percent AAA-rated securities, 8 percent AA-rated securities, 9 percent A-rated securities, and 4 percent BBB-rated securities.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2007, our fixed income portfolio’s duration was 4.23 years and remained well diversified. During 2007, the total return on our bond portfolio on a tax-equivalent, mark-to-market basis was 6.4 percent.

In addition, at December 31, 2007, our equity portfolio had a value of $393.7 million, all of which is classified as available-for-sale and is also a source of liquidity. The securities within the equity portfolio remain primarily invested in large-cap issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes. We maintain a well-diversified group of equity securities. During 2007, the total return on our equity portfolio on a mark-to-market basis was 4.8 percent.

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
Shares issued under stock option plans

Our capital structure is comprised of equity and debt obligations. As of December 31, 2007, our capital structure consisted of $100.0 million in 10-year maturity senior notes (long-term debt), $28.0 million in reverse repurchase agreements (short-term debt), and $774.4 million of shareholders’ equity. Debt outstanding comprised 14 percent of total capital as of December 31, 2007.

Our 127th consecutive dividend payment was declared in the first quarter of 2008 and will be paid on April 15, 2008, in the amount of $0.23 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10 percent of RLI Insurance Company (RLI Ins.) policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. 2007 stand-alone net income for RLI Ins. was $126.2 million. Therefore, the maximum dividend distribution that can be paid by RLI Ins. during 2008 without prior approval is $126.2 million. Dividends paid in the form of asset transfers are applied to the dividend limitation at the estimated fair value of the asset as of the dividend date. The limitation for 2007, based on the above criteria, was $75.7 million. In 2007, a total cash dividend of $149.7 million was paid by RLI Ins. A need existed to move additional capital to RLI Corp. from RLI Ins. to provide cash for the share repurchase plan, shareholder dividends, and interest on senior notes; therefore, permission for special dividends was sought and obtained from the Illinois Department of Insurance.

For the year, we repurchased 2,297,694 shares at an average cost of $58.00 per share ($133.3 million). The company has $85.7 million of remaining capacity from the $200 million repurchase program approved in 2007. We anticipate concluding this repurchase program in 2008.

OUTLOOK FOR 2008

The insurance marketplace, and in particular the excess and surplus lines segment, is subject to cycles involving alternating periods of price increases (“hard markets”) and price decreases (“soft markets”). Pricing in the overall insurance marketplace has been on the decline for the past several years. We expect this trend to continue, although each of our insurance segments will likely be impacted by varying degrees. We expect to see premium growth in selected products in 2008 and underwriting income in all three of our insurance segments absent any major catastrophe. Specific details regarding events in our insurance segments follow.

CASUALTY

We expect the price softening seen in 2007 to continue in 2008. We will maintain our profit-focused strategy and look to broaden our production sources and product offerings as a means to holding our market position and potentially growing this segment. Rising profitability and rising levels of capital for the industry will serve to intensify competition for this segment. We look to our ability to exercise underwriting discipline and select quality risks to continue our profitability in 2008.

PROPERTY

The industry has taken advantage of recent quiet Atlantic hurricane seasons to rebuild capital depleted by hurricane events in 2005. We believe property pricing will continue to soften in the year ahead. Pricing actions continue to be tempered by greater rating agency focus on catastrophe claims-paying ability. We expect our marine business to grow moderately due to new product offerings and an increased focus on writing inland marine coverages. In addition, the recently launched facultative reinsurance product will be additive to premium in 2008. We expect the segment to produce underwriting income in 2008 absent any major catastrophes.

SURETY

The surety segment, like our other segments, is expected to feel the pressure of a softening marketplace. Our experienced underwriting staff coupled with our effective use of technology (IT platforms and decision support tools) point to continued profitability in 2008. We expect to see modest premium growth in this segment in 2008.

INVESTMENTS

Within our investment portfolio, we expect investment income to be relatively flat due to cash flow from operations funding a share repurchase program. At December 31, 2007, we have $85.7 million remaining on the authorized repurchase plan. In addition, reinvestment rates into fixed income securities may be less than previous rates. Twenty percent of our portfolio is invested in equity securities. We expect the dividend income on these securities to grow and the value of this portfolio will be dictated by the performance of the general stock market, which is difficult to predict.

PROSPECTIVE ACCOUNTING STANDARDS

SFAS NO. 157, “FAIR VALUE MEASUREMENTS” (SFAS 157)

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurement.” SFAS 157 defines fair value and establishes a framework for measuring fair value in GAAP. The statement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability. In addition, fair value should be viewed as a market-based measurement, not an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability.

SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities, focusing on the inputs used to measure fair value and the effect of the measurements on earnings for the period. SFAS 157 does not change what assets and liabilities are currently recorded at fair value under existing GAAP but does add to the amount of detail disclosed on assets carried at fair value. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007. We do not expect the implementation of SFAS 157 to have a significant impact on our financial position and results of operations.

SFAS NO. 159, “THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES” (SFAS 159)

In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. We did not elect early adoption. The Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. We are continuing to evaluate the provisions of this standard, in conjunction with our current investment mix and investment philosophy. We do not expect the implementation of SFAS 159 to have a significant impact on our financial position or results of operations.

EITF NO. 06-11, “ACCOUNTING FOR INCOME TAX BENEFITS OF DIVIDENDS ON SHARE-BASED PAYMENT AWARDS” (EITF 06-11)

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on the issue of “Accounting for Income Tax Benefits of Dividends on Share-based Payment Awards” (EITF 06-11). EITF 06-11 applies to share-based payment arrangements with dividend protection features that entitle employees to receive (a) dividends on equity-classified nonvested shares, (b) dividend equivalents on equity-classified nonvested share units, or (c) payments equal to the dividends paid on the underlying shares while an equity-classified share option is outstanding. EITF 06-11 also addresses when those dividends or dividend equivalents are charged to retained earnings under FASB 123(R) and result in an income tax deduction for the employer. EITF 06-11 requires that the realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options are recognized as an increase to additional paid-in capital. EITF 06-11 should be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years.

Our share-based payments do not contain the dividend protection features discussed in this consensus. We do not pay dividends on nonvested or outstanding options. As a result, this consensus will have no impact on our financial position and results of operations.

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

Many jurisdictions have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to marketplace disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable marketplaces. For example, the state of Florida passed legislation in early 2007 seeking to make residential homeowners’ insurance in Florida more accessible and affordable by imposing regulatory changes and restrictions on many aspects of the insurance market in that state. The impact to us has been immaterial because we currently write a relatively small amount of residential homeowners’ insurance in that state. We will continue to carefully monitor the legislative and regulatory activity in this area.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by the policyholders of insurance companies that become insolvent. Depending upon state law, licensed insurers can be assessed an amount that is generally equal to a small percentage of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. These assessments may increase or decrease in the future, depending upon the rate of insolvencies of insurance companies. In some states, these assessments may be wholly or partially recovered through policy fees paid by insureds.

In addition to monitoring our existing regulatory obligations, we are also monitoring developments in the following areas to determine the potential effect on our business and to comply with our legal obligations.

BROKER CONTINGENT COMMISSIONS

In 2004, the New York attorney general began an investigation into insurance broker and insurance company activities connected with contingent commission arrangements. The investigation led to lawsuits, both private suits and suits by state attorneys general, and prompted other attorneys general and state insurance departments to conduct further investigations. We have responded to all inquiries from state attorneys general and insurance departments, and have not been subject to any regulatory actions or paid any fees or fines as a result. We conducted an internal investigation of our contingent commission arrangements and related underwriting practices and found no improper actions. We have also established a corporate policy regarding the proper use and authorization of contingent commission agreements. The National Association of Insurance Commissioners (NAIC) has created a model act on these agreements for agents and brokers, and statutes have been proposed or enacted in several states. We continue to closely monitor all legislative developments.

TERRORISM INSURANCE

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

On November 26, 2002, the federal Terrorism Risk Insurance Act of 2002 (TRIA) became law. TRIA was extended through December 31, 2007 and reauthorized through December 31, 2014. The act, as extended and amended, provides for a federal backstop for terrorism losses as defined by the act and certified by the Secretary of the Treasury in concurrence with the Secretary of State and the U.S. Attorney General. Under TRIA, coverage provided for losses caused by acts of foreign or domestic terrorism is partially reimbursed by the United States under a formula whereby the government pays 85 percent of covered terrorism losses exceeding a prescribed deductible to the insurance company providing the coverage. The deductible is 20 percent of gross earned premium net of a few excludable lines and the federal coverage is limited to $100 billion. Coverage under the act must be made available to policyholders, with certain specified exceptions, in commercial property and casualty policies. The immediate effect, as regards state regulation, was to nullify terrorism exclusions to the extent they exclude losses that would otherwise be covered under the act. We are in compliance with the requirements of TRIA and have made terrorism coverage available to applicable policyholders. Given the challenges associated with attempting to assess the possibility of future acts of terror exposures and assign an appropriate price to the risk, we have taken a conservative underwriting position on most of our affected coverages.

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

The annual certification of our CEO with respect to compliance with the New York Stock Exchange corporate governance listing standards has been submitted to the New York Stock Exchange and the annual certifications of our CEO and CFO required by the Sarbanes-Oxley Act of 2002 with respect to our 2007 fiscal year have been filed with the SEC as an exhibit to our annual report on Form 10-K for 2007.

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

FEDERAL REGULATION OF INSURANCE

The U.S. insurance industry is not currently subject to any significant amount of federal regulation, and instead is regulated principally at the state level. However, federal insurance legislation of various types is periodically proposed in Congress, and in 2007 several bills were introduced in Congress that would impact and regulate various aspects of the insurance industry. These proposed laws covered many areas, including amending and extending the current TRIA law, optional federal charter, streamlining state regulation of nonadmitted insurance, expanding the national flood insurance program, creating a national catastrophe insurance program, and ending the antitrust exemption for insurance companies. However, only the extension and amendment of the TRIA law was enacted, which is not expected to have a material impact on our company. We cannot predict whether one or more of the other proposed bills will again be proposed or enacted in 2008 or later, or the impact of any such enacted laws on our company. We will continue to monitor all significant federal insurance legislation.

CORPORATE COMPLIANCE

We have a code of conduct, corporate governance guidelines, and compliance manual, which provide directors, officers, and employees with guidance and requirements for complying with a variety of federal and state laws and company policies. Electronic versions of these documents, as well as the following documents, are, or will be, available on our web site (www.rlicorp.com): 2007 summary annual report; 2007 financial report; 2008 proxy statement; annual report on Form 10-K for 2007; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees of the board of directors. Printed copies of these documents will be made available upon request without charge to any shareholder.

FORWARD LOOKING STATEMENTS

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to our current expectations, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by us. These forward looking statements generally include words such as “expect,” “will,” “should,” “anticipate,” “believe,” and similar expressions. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development, and the impact thereof on our loss reserves, the adequacy of our reinsurance programs, developments in the securities market and the impact on our investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those expressed in, or implied by, these forward looking statements. We assume no obligation to update any such statements. You should review the various risks, uncertainties, and other factors listed from time to time in our Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

The accompanying notes are an integral part of the consolidated financial statements.

	December 31
in thousands, except per share data	2007	2006

ASSETS
Investments:
Fixed income:
Available-for-sale, at fair value (amortized cost — $1,274,734 in 2007 and $1,240,020 in 2006)	$1,283,305	$1,234,571
Held-to-maturity, at amortized cost (fair value — $75,673 in 2007 and $108,730 in 2006)	73,648	106,310
Trading, at fair value (amortized cost — $15,350 in 2007 and $15,125 in 2006)	15,413	14,960
Common stock available-for-sale, at fair value (cost — $216,465 in 2007 and $201,443 in 2006)	359,513	368,195
Preferred stock available-for-sale, at fair value (cost — $39,133 in 2007)	34,167	—
Short-term investments, at cost which approximates fair value	73,731	104,205

Total investments	1,839,777	1,828,241

Cash	—	—
Accrued investment income	18,296	18,628
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $13,336 in 2007 and $21,620 in 2006	105,937	126,021
Ceded unearned premiums	71,021	97,596
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $18,877 in 2007 and $16,806 in 2006	417,250	525,671
Deferred policy acquisition costs, net	78,882	73,817
Property and equipment, at cost, net of accumulated depreciation of $40,509 in 2007 and $38,060 in 2006	20,050	20,590
Investment in unconsolidated investees	38,162	36,667
Goodwill, net of accumulated amortization of $4,700 in 2007 and 2006	26,214	26,214
Other assets	10,934	17,851

Total assets	$2,626,523	$2,771,296

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Unpaid losses and settlement expenses	$1,192,178	$1,318,777
Unearned premiums	355,522	387,811
Reinsurance balances payable	38,273	54,975
Notes payable, short-term debt	27,975	—
Income taxes — current	—	8,318
Income taxes — deferred	25,042	27,069
Bonds payable, long-term debt	100,000	100,000
Accrued expenses	39,303	34,690
Other liabilities	73,808	83,136

Total liabilities	$1,852,101	$2,014,776

Shareholders’ equity:
Common stock ($1 par value, authorized 50,000,000 shares, issued 31,869,596 shares in 2007 and 31,689,740 shares in 2006)	31,870	31,690
Paid-in capital	192,446	187,632
Accumulated other comprehensive earnings, net of tax	95,701	105,145
Retained earnings	749,767	594,147
Deferred compensation	7,980	7,744
Treasury stock, at cost (9,714,456 shares in 2007 and 7,416,762 shares in 2006)	(303,342)	(169,838)

Total shareholders’ equity	$774,422	$756,520

Total liabilities and shareholders’ equity	$2,626,523	$2,771,296

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

The accompanying notes are an integral part of the consolidated financial statements.

	Years Ended December 31
in thousands, except per share data	2007	2006	2005

Net premiums earned	$544,478	$530,338	$491,307
Net investment income	78,901	71,325	61,641
Net realized investment gains	28,966	31,045	16,354

Consolidated revenue	652,345	632,708	569,302

Losses and settlement expenses	190,868	256,889	251,170
Policy acquisition costs	155,610	145,776	136,058
Insurance operating expenses	42,235	43,617	35,196
Interest expense on debt	6,997	6,581	7,118
General corporate expenses	9,474	8,069	6,780

Total expenses	405,184	460,932	436,322

Equity in earnings of unconsolidated investees	7,315	15,117	10,896

Earnings before income taxes	254,476	186,893	143,876

Income tax expense (benefit):
Current	75,551	59,942	40,481
Deferred	3,058	(7,688)	(3,739)

Income tax expense	78,609	52,254	36,742

Net earnings	$175,867	$134,639	$107,134

Other comprehensive earnings (loss), net of tax
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$9,339	$32,011	$(12,594)
Less: Reclassification adjustment for gains included in net earnings	(18,783)	(9,651)	(10,638)

Other comprehensive earnings (loss)	(9,444)	22,360	(23,232)

Comprehensive earnings	$166,423	$156,999	$83,902

Earnings per share:

Basic — Net earnings per share	$7.46	$5.40	$4.21

Comprehensive earnings per share	$7.06	$6.30	$3.30

Earnings per share:

Diluted — Net earnings per share	$7.30	$5.27	$4.07

Comprehensive earnings per share	$6.91	$6.14	$3.19

Weighted average number of common shares outstanding:
Basic	23,574	24,918	25,459
Diluted	24,085	25,571	26,324

CONSOLIDATED STATEMENTS OF CASH FLOWS

The accompanying notes are an integral part of the consolidated financial statements.

	Years ended December 31,
(in thousands)	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$175,867	$134,639	$107,134
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net realized investment gains	(28,966)	(31,045)	(16,354)
Depreciation	3,567	3,503	3,228
Other items, net	10,137	5,783	11,311
Change in: Accrued investment income	332	(1,654)	(1,791)
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	20,084	873	19,773
Reinsurance balances payable	(16,702)	(12,480)	19,464
Ceded unearned premium	26,575	17,072	(13,221)
Reinsurance balances recoverable on unpaid losses	108,421	67,538	(129,029)
Deferred policy acquisition costs	(5,065)	(4,340)	(2,331)
Accounts payable and accrued expenses	4,613	3,005	9,693
Unpaid losses and settlement expenses	(126,599)	(13,089)	199,267
Unearned premiums	(32,289)	4,128	16,479
Income taxes: Current	(12,250)	6,823	(7,187)
Deferred	3,058	(7,688)	(3,739)
Stock option excess tax benefit	(2,042)	(2,930)	—
Changes in investment in unconsolidated investees: Undistributed earnings	(7,315)	(15,117)	(10,896)
Dividends received	5,940	16,500	—
Net (cash used in) proceeds from trading portfolio activity	(343)	254	(3,774)

Net cash provided by operating activities	$127,023	$171,775	$198,027

	Years ended December 31,
(in thousands)	2007	2006	2005

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of: Fixed income, held-to-maturity	$—	$—	$(3,024)
Fixed income, available-for-sale	(339,334)	(412,019)	(407,658)
Equity securities, available-for-sale	(101,332)	(139,462)	(73,519)
Short-term investments, net	—	(61,548)	—
Property and equipment	(4,456)	(4,590)	(10,538)
Note receivable	—	(5,000)	(6,000)
Proceeds from sale of: Fixed income, available-for-sale	99,360	231,385	149,724
Equity securities, available-for-sale	77,040	146,635	72,374
Short-term investments, net	18,926	—	38,506
Property and equipment	1,429	1,356	4,787
Investment in unconsolidated investee	—	32,499	—
Proceeds from call or maturity of: Fixed income, held-to-maturity	32,722	28,215	25,363
Fixed income, available-for-sale	199,427	117,204	55,578
Note receivable	9,500	2,000	1,500

Net cash used in investing activities	$(6,718)	$(63,325)	$(152,907)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of short-term debt	$80,619	$35	$214
Payment on short-term debt	(52,644)	(15,576)	(31,512)
Stock option excess tax benefit	2,042	2,930	—
Proceeds from stock option exercises	2,952	3,254	1,437
Treasury shares purchased	(133,268)	(81,069)	—
Cash dividends paid	(20,006)	(18,024)	(15,259)

Net cash used in financing activities	$(120,305)	$(108,450)	$(45,120)

Net decrease in cash	—	—	—

Cash at beginning of year	—	—	—

Cash at end of year	$—	$—	$—

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except per share data)	Total Shareholders’ Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compen- sation	Treasury Stock at Cost
Balance, January 1, 2005	$623,661	$31,109	$180,592	$106,017	$386,968	$6,891	$(87,916)
Net earnings	107,134				107,134
Other comprehensive loss, net of tax	(23,232)			(23,232)
Deferred compensation under Rabbi trust plans	—					844	(844)
Exercise of stock options	1,437	235	1,202
Dividends declared ($.63 per share)	(16,059)				(16,059)

Balance, December 31, 2005	$692,941	$31,344	$181,794	$82,785	$478,043	$7,735	$(88,760)

Net earnings	$134,639				134,639
Other comprehensive earnings, net of tax	22,360			22,360
Treasury shares purchased (1,624,009 shares)	(81,069)						(81,069)
Deferred compensation under Rabbi trust plans	—					9	(9)
Stock option excess tax benefit	2,930		2,930
Exercise of stock options	3,254	346	2,908
Dividends declared ($.75 per share)	(18,535)				(18,535)

Balance, December 31, 2006	$756,520	$31,690	$187,632	$105,145	$594,147	$7,744	$(169,838)

Net earnings	$175,867				175,867
Other comprehensive loss, net of tax	(9,444)			(9,444)
Treasury shares purchased (2,297,694 shares)	(133,268)						(133,268)
Deferred compensation under Rabbi trust plans	—					236	(236)
Stock option excess tax benefit	2,042		2,042
Exercise of stock options	2,952	180	2,772
Dividends declared ($.87 per share)	(20,247)				(20,247)

Balance, December 31, 2007	$774,422	$31,870	$192,446	$95,701	$749,767	$7,980	$(303,342)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS: We underwrite selected property and casualty insurance coverages.

We conduct operations principally through three insurance companies. RLI Insurance Company (RLI Ins.), our principal subsidiary, writes multiple lines insurance on an admitted basis in all 50 states, the District of Columbia, and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Ins., writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands, and Guam. RLI Indemnity Company (RIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines insurance on an admitted basis in 49 states and the District of Columbia.

B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with GAAP (accounting principles generally accepted in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years’ financial statements and are as follows: $34.7 million which was previously included in other liabilities was broken out to a separate line item. In addition, $30.1 million which was originally included in reinsurance balances payable was reclassed to other liabilities. These changes were made to conform with the classifications used in 2007.

C. ADOPTED ACCOUNTING STANDARDS

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (SFAS 155)

On January 1, 2007, we adopted SFAS 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS 155 amends FASB Statement No. 133 and FASB Statement No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Companies are required to adopt the provisions of SFAS 155, as applicable, beginning in fiscal year 2007. The adoption of SFAS 155 had no impact on our financial position or results of operations.

SFAS Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48)

On January 1, 2007, we adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 requires an entity to recognize the benefit of tax positions only when it is more likely than not, based on the position’s technical merits, that the position would be sustained upon examination by the respective taxing authorities. The tax benefit is measured as the largest benefit that is more than 50 percent likely of being realized upon final settlement with the respective taxing authorities. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have an impact on our financial position or results of operations as we have taken no signficant tax positions which would require accrual or disclosure under the new guidance. Penalties and interest are included in tax expense. Although the IRS is not currently examining any of our income tax returns, tax years 2005 and 2006 remain open and are subject to examination.

SOP 05-1, Statement of Position 05-1 Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts (SOP 05-1)

On January 1, 2007, we adopted SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.” SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. The adoption of SOP 05-1 did not have a material effect on the our financial position or results of operations.

D. INVESTMENTS: In compliance with Statement of Financial Accounting Standards (SFAS) 115, “Accounting for Certain Investments in Debt and Equity Securities,” we classify our investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: available-for-sale, held-to-maturity, or trading.

Available-For-Sale Securities

Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value, based upon quoted market prices. Our equity securities consist of a core stock portfolio weighted toward dividend-paying stocks, as well as preferred stock, real estate investment trusts (REITs), exchange traded funds (ETF), and mutual funds. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. All of our equity securities and approximately 94 percent of debt securities are classified as available-for-sale.

Held-to-Maturity Securities

Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. We have classified approximately 5 percent of our debt securities portfolio as held-to-maturity.

Trading Securities

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value, based on quoted market prices, with unrealized gains and losses included in earnings. We have classified approximately 1 percent of our debt securities portfolio as trading.

For the years ended December 31, 2007, 2006, and 2005, no securities were transferred from held-to-maturity to available-for-sale or trading.

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

E. CASH: Cash consists of cash in banks, generally in operating accounts. On a daily basis, our cash accounts are swept into short-term investments, principally money market instruments. As a result, our balance sheet does not reflect any cash balance.

F. SHORT-TERM INVESTMENTS: We classify money market funds and securities lending collateral as short-term investments. Short-term investments are classified as investments in our consolidated balance sheets as they relate principally to our investment activities. Short-term investments are carried at cost, which approximates fair value. These funds generally have original maturities of less than 90 days and, therefore, bear minimal risk. We have not experienced losses on these instruments.

G. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders.

We continuously monitor the financial condition of our reinsurers and any past due or disputed amounts. As part of our monitoring efforts, we review their annual financial statements and Securities and Exchange Commission filings. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the A.M. Best and Standard & Poor’s (S&P) ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverability tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

H. POLICY ACQUISITION COSTS: We defer commissions, premium taxes, and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

I. PROPERTY AND EQUIPMENT: Property and equipment are presented at cost less accumulated depreciation and are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 30 years for buildings and improvements.

J. INVESTMENT IN UNCONSOLIDATED INVESTEES: We maintain a 40 percent interest in the earnings of Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. We also maintain a similar minority representation on their board of directors, held by our chairman, president, and CFO. Maui Jim’s chief executive officer owns a controlling majority of the outstanding shares of Maui Jim, Inc. Our investment in Maui Jim was $38.2 million in 2007 and $36.7 million in 2006. In 2007, we recorded $7.3 million in investee earnings compared to $8.8 million in 2006 and $8.4 million in 2005. Maui Jim recorded net income of $18.0 million in 2007, $22.1 million in 2006 and $20.1 million in 2005. Additional summarized financial information for Maui Jim for 2007 and 2006 is outlined in the following table:

(in millions)	2007	2006
Current assets	$81.2	$77.0
Total assets	145.2	113.9
Current liabilities	72.4	45.7
Total liabilities	74.3	46.7
Total equity	70.9	67.2

Approximately $25.2 million of undistributed earnings from Maui Jim are included in our retained earnings as of December 31, 2007. In 2007, we received a dividend of $5.9 million from Maui Jim.

Prior to December 2006, we also maintained a 21 percent interest in the earnings of Taylor, Bean &  Whitaker Mortgage Corp. (TBW), a private mortgage origination company which was accounted for by the equity method. In December 2006, we sold our interest in the company for $32.5 million to TBW’s chairman, who owned the majority of the outstanding shares prior to the sale. We realized a $16.2 million pretax gain on the sale of equity. Our investment in TBW, prior to the sale, was $16.3 million in 2006 and $10.0 million in 2005. In 2006, we recorded $6.3 million in investee earnings, compared to $2.5 million in 2005.

In December 2006, we became a 17 percent participant in a loan syndicate which provided TBW’s majority shareholder with short-term financing. Our share of the loan totaled $5.0 million. The loan was collateralized by TBW shares and our portion contained the same market terms and conditions as those of the lead and other syndicate members. We also had a separate note receivable from TBW totaling $4.5 million at December 31, 2006, which originated in 1999 as an operating loan. In 2007, we received payment in full for both the loan and note receivable from TBW.

We perform an impairment review of our investment in our unconsolidated investee. Based upon this review, this asset was not impaired.

K. INTANGIBLE ASSETS: In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” the amortization of goodwill and indefinite-lived intangible assets is not permitted. Goodwill and indefinite-lived intangible assets remain on the balance sheet and are tested for impairment on an annual basis, or when there is reason to suspect that their values may have been diminished or impaired. Goodwill, which relates to our surety segment, is listed separately on the balance sheet and totaled $26.2 million at December 31, 2007 and 2006. Goodwill impairment testing was performed during 2007, pursuant to the requirements of SFAS 142. Based upon this review, this asset was not impaired.

Intangible assets with definite lives continue to be amortized over their estimated useful lives. Definite-lived intangible assets that continue to be amortized under SFAS 142 relate to our purchase of customer-related and marketing-related intangibles. These intangibles have useful lives ranging from five to 10 years. Amortization of intangible assets was $0.1 million for 2007, compared to $0.4 million for 2006 and $0.5 million for 2005.

As these assets were fully amortized in 2007, no amortization expense on intangible assets is expected in 2008. At December 31, 2006, net intangible assets totaled $0.1 million, net of $5.6 million of accumulated amortization, and were included in other assets.

L. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social, and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses, as happened during 2004 through 2007, when favorable experience primarily on casualty business led us to reduce our reserves. Based on the current assumptions used in estimating reserves, we believe that our overall reserve levels at December 31, 2007 make a reasonable provision to meet our future obligations. See note 6 for a further discussion of unpaid losses and settlement expenses.

M. INSURANCE REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on a monthly pro rata basis.

N. INCOME TAXES: We file a consolidated income tax return. Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses, and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

O. EARNINGS PER SHARE: Pursuant to disclosure requirements contained in SFAS 128, “Earnings per Share,” the following represents a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations contained in the financial statements.

	Income	Shares	Per Share
(in thousands, except per share data)	(Numerator)	(Denominator)	Amount
For the year ended December 31, 2007

Basic EPS

Income available to common shareholders	$175,867	23,574	$7.46

Stock options	—	511

Diluted EPS

Income available to common shareholders and assumed conversions	$175,867	24,085	$7.30

For the year ended December 31, 2006

Basic EPS

Income available to common shareholders	$134,639	24,918	$5.40

Stock options	—	653

Diluted EPS

Income available to common shareholders and assumed conversions	$134,639	25,571	$5.27

For the year ended December 31, 2005

Basic EPS

Income available to common shareholders	$107,134	25,459	$4.21

Stock options	—	865

Diluted EPS

Income available to common shareholders and assumed conversions	$107,134	26,324	$4.07

P. COMPREHENSIVE EARNINGS: The difference between our net earnings and our comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax, whereas net earnings does not include such amounts, and such amounts are instead directly credited or charged against shareholders’ equity. In reporting the components of comprehensive earnings on a net basis in the income statement, we have used a 35 percent tax rate. Other comprehensive income (loss), as shown in the consolidated statements of earnings and comprehensive earnings, is net of tax expense (benefit) of $(5.1) million, $12.0 million and $(12.5) million, respectively, for 2007, 2006, and 2005.

Q. FAIR VALUE DISCLOSURES: The following methods were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value. We obtain quoted market prices for our investment securities from outside pricing sources. If a quoted market price is not available, fair value is estimated using a secondary pricing source (such as Bloomberg, Reuters, or a broker quote service) or using quoted market prices of similar securities. The total market value of securities using a secondary pricing source is less than $5 million. Fair value disclosures for investments are included in note 2. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, accounts payable, and short-term debt, their carrying amounts are reasonable estimates of fair value.

R. STOCK BASED COMPENSATION: In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards (SFAS) No. 123, “Share-Based Payment,” (SFAS 123R) which required companies to expense the estimated fair value of employee stock options and similar awards, for all options vesting, granted, or modified after the effective date of this revised statement.

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

On November 10, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. SFAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The alternative transition method included simplified methods to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee share-based compensation awards that were outstanding upon adoption of SFAS 123(R). We elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123(R).

See note 8 for further discussion and related disclosures regarding stock options.

S. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to our day-to-day operations and to the process of preparing our financial statements. The more significant risks and uncertainties, as well as our methods for mitigating, quantifying and minimizing such, are presented below and throughout the notes to the consolidated financial statements.

Catastrophe Exposures

Our insurance coverages include exposure to catastrophic events. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. Using computer-assisted modeling techniques, we monitor and manage our exposure to catastrophic events. Additionally, we further limit our risk to such catastrophes through the purchase of reinsurance. In 2007, our property underwriting was supported by $500 million in traditional catastrophe reinsurance protection, subject to certain retentions by us. The limit decreased to $450 million at July 1, 2007. At January 1, 2008, we decreased our reinsured limit by $50 million, thereby bringing our total reinsurance protection to $400 million, subject to certain retentions by us. We actively restructure our catastrophe program to keep our net retention in line with risk tolerances and to optimize the risk/return trade off.

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

Reinsurance

Reinsurance does not discharge us from our primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, we would be liable. We continuously monitor the financial condition of prospective and existing reinsurers. As a result, we currently purchase reinsurance from a number of financially strong reinsurers. We provide an allowance for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 5.

Investment Risk

Our investment portfolio is subject to market, credit, and interest rate risks. The equity portfolio will fluctuate with movements in the overall stock market. While the equity portfolio has been constructed to have lower downside risk than the market, the portfolio is sensitive to movements in the market. The bond portfolio is affected by interest rate changes and credit spreads. We mitigate our interest rate and credit risks by constructing a well-diversified portfolio with high-quality securities.

Recent market activity put pressure on securities containing subprime mortgage exposure. We define subprime mortgages as loans which include one or more of the following: a weak credit score (FICO score of less than 640), high debt-to-income ratio, high loan-to-value ratio, or undocumented income. Our exposure to subprime is through direct investments in subprime-backed mortgage products and is less than $10 million. All of these securities are rated AAA and have been paying as agreed. These securities are fixed rate, exclude interest rate resets, were issued prior to 2005, and are not currently on watch from any major rating agency.

Financial Statements

In preparing the consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. See note 10 for a discussion of a specific policy-related contingency. Actual results could differ from those estimates. The most significant of these amounts is the liability for unpaid losses and settlement expenses. We continually update our estimates as additional data becomes available and adjust the financial statements as deemed necessary. Other estimates such as investment valuation, the collectibility of reinsurance balances, recoverability of deferred tax assets, and deferred policy acquisition costs are regularly monitored, evaluated, and adjusted. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on our expectations of future events.

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

The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk- Based Capital (RBC) standards that relate an insurer’s reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries’ internal capital requirements and the NAIC’s RBC developments. As of December 31, 2007, we have determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations.

In addition, ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best, S&P, and Moody’s. Their ratings reflect their opinions of an insurance company’s and an insurance holding company’s financial strength, operating performance, strategic position, and ability to meet its obligations to policyholders.

2. INVESTMENTS

A summary of net investment income is as follows:

NET INVESTMENT INCOME

(in thousands)	2007	2006	2005
Interest on fixed income securities	$69,481	$64,486	$56,427
Dividends on equity securities	12,252	10,402	9,466
Interest on short-term investments	2,716	2,125	1,316
Gross investment income	84,449	77,013	67,209
Less investment expenses	(5,548)	(5,688)	(5,568)
Net investment income	$78,901	$71,325	$61,641

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

REALIZED/UNREALIZED GAINS

(in thousands)	2007	2006	2005
Net realized investment gains (losses)
Fixed income
Available-for-sale	$(966)	$(7,351)	$573
Held-to-maturity	89	92	18
Trading	(103)	(53)	(32)
Equity securities	29,863	22,374	15,887
Other	83	15,983	(92)
	28,966	31,045	16,354

Net changes in unrealized gains (losses) on investments
Fixed income
Available-for-sale	14,020	2,323	(24,070)
Held-to-maturity	(395)	(2,030)	(5,055)
Equity securities	(28,669)	32,072	(11,718)
	(15,044)	32,365	(40,843)

Net realized investment gains and changes in unrealized gains (losses) on investments	$13,922	$63,410	$(24,489)

Following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/ maturities:

	Proceeds	Gross Realized		Net Realized
(in thousands)	From Sales	Gains	Losses	Gain(Loss)
SALES
2007 —
Available-for-sale	$99,360	$452	$(1,435)	$(983)
Trading	6,619	25	(128)	(103)
Equities	77,040	32,347	(2,484)	29,863

2006 —
Available-for-sale	$231,385	$666	$(8,076)	$(7,410)
Trading	4,950	17	(70)	(53)
Equities	146,635	41,097	(2,519)	22,374

2005 —
Available-for-sale	$149,724	$2,629	$(2,319)	$310
Trading	1,359	4	(34)	(30)
Equities	72,374	18,791	(2,904)	15,887

CALLS/MATURITIES
2007 —
Available-for-sale	$199,427	$38	$(21)	$17
Held-to-maturity	32,722	89	—	89
Trading	1,309	—	—	—

2006 —
Available-for-sale	$117,204	$59	$—	$59
Held-to-maturity	28,215	92	—	92
Trading	1,083	—	—	—

2005 —
Available-for-sale	$55,578	$263	$—	$263
Held-to-maturity	25,363	19	(1)	18
Trading	942	—	(2)	(2)

The following is a schedule of amortized costs and estimated fair values of investments in fixed income and equity securities as of December 31, 2007 and 2006:

	Amortized	Estimated	Gross Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
2007
AVAILABLE-FOR-SALE
U.S. government	$6,656	$6,788	$132	$—
U.S. agencies	335,873	339,171	3,298	—
Mtge/ABS/CMO*	294,125	295,274	2,741	(1,592)
Corporate	229,587	228,183	2,299	(3,703)
States, political subdivisions & revenues	408,493	413,889	5,784	(388)
Fixed maturities	1,274,734	1,283,305	14,254	(5,683)
Equity securities	255,598	393,680	150,937	(12,855)
Total available-for-sale	$1,530,332	$1,676,985	$165,191	$(18,538)

HELD-TO-MATURITY
U.S. government	$6,250	$6,382	$132	$—
U.S. agencies	8,912	9,630	718	—
States, political subdivisions & revenues	58,486	59,661	1,175	—
Total held-to-maturity	$73,648	$75,673	$2,025	$—

TRADING
U.S. government	$2,150	$2,221	$71	$—
U.S. agencies	1,066	1,087	21	—
Mtge/ABS/CMO*	8,051	8,077	59	(33)
Corporate	3,983	3,921	37	(99)
States, political subdivisions & revenues	100	107	7	—
Total trading	$15,350	$15,413	$195	$(132)
Total	$1,619,330	$1,768,071	$167,411	$(18,670)

	Amortized	Estimated	Gross Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
2006
AVAILABLE-FOR-SALE
U.S. government	$8,792	$8,541	$12	$(263)
U.S. agencies	312,935	311,190	437	(2,182)
Mtge/ABS/CMO*	262,232	259,913	975	(3,294)
Corporate	237,905	235,291	1,645	(4,259)
States, political subdivisions & revenues	418,156	419,636	3,338	(1,858)
Fixed maturities	1,240,020	1,234,571	6,407	(11,856)
Equity securities	201,443	368,195	167,279	(527)
Total available-for-sale	$1,441,463	$1,602,766	$173,686	$(12,383)

HELD-TO-MATURITY
U.S. government	$6,291	$6,309	$21	$(3)
U.S. agencies	18,850	19,415	625	(60)
States, political subdivisions & revenues	81,169	83,006	1,837	—
Total held-to-maturity	$106,310	$108,730	$2,483	$(63)

TRADING
U.S. government	$2,438	$2,399	$2	$(41)
U.S. agencies	4,679	4,630	5	(54)
Mtge/ABS/CMO*	3,015	2,979	3	(39)
Corporate	4,893	4,848	18	(63)
States, political subdivisions & revenues	100	104	4	—
Total trading	$15,125	$14,960	$32	$(197)
Total	$1,562,898	$1,726,456	$176,201	$(12,643)

*                            Mortgage-backed, asset-backed & collateralized mortgage obligations

The amortized cost and estimated fair value of fixed income securities at December 31, 2007, by contractual maturity, are shown as follows:

	Amortized	Estimated
(in thousands)	Cost	Fair Value
AVAILABLE-FOR-SALE
Due in one year or less	$14,658	$14,731
Due after one year through five years	257,396	260,907
Due after five years through 10 years	562,508	566,703
Due after 10 years	440,172	440,964
	$1,274,734	$1,283,305
HELD-TO-MATURITY
Due in one year or less	$12,478	$12,546
Due after one year through five years	47,095	48,289
Due after five years through 10 years	14,075	14,838
Due after 10 years	—	—
	$73,648	$75,673
TRADING
Due in one year or less	$—	$—
Due after one year through five years	3,246	3,292
Due after five years through 10 years	4,579	4,561
Due after 10 years	7,525	7,560
	$15,350	$15,413
TOTAL FIXED-INCOME
Due in one year or less	$27,136	$27,277
Due after one year through five years	307,737	312,488
Due after five years through 10 years	581,162	586,102
Due after 10 years	447,697	448,524
	$1,363,732	$1,374,391

Expected maturities may differ from contractual maturities due to call provisions on some existing securities and prepayment features on mortgage-backed, asset-backed, and collateralized mortgage obligations. At December 31, 2007, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $146.7 million. At December 31, 2006, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $161.3 million.

The following tables are also used as part of our impairment analysis and illustrate the total value of securities that were in an unrealized loss position as of December 31, 2007 and December 31, 2006, respectively. These tables segregate the securities based on type, noting the fair value, cost (or amortized cost), and unrealized loss on each category of investment as well as in total. The tables further classify the securities based on the length of time they have been in an unrealized loss position.

DECEMBER 31, 2007
(in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government
Fair value	$204	$—	$204
Cost or amortized cost	204	—	204
Unrealized loss	—	—	—
U.S. Agency
Fair value	$—	$70	$70
Cost or amortized cost	—	70	70
Unrealized loss	—	—	—
Mtge/ABS/CMO*
Fair value	$8,753	$89,604	$98,357
Cost or amortized cost	8,871	91,112	99,983
Unrealized loss	(118)	(1,508)	(1,626)
Corporate
Fair value	$54,912	$65,971	$120,883
Cost or amortized cost	56,329	68,356	124,685
Unrealized loss	(1,417)	(2,385)	(3,802)
States, political subdivisions and revenues
Fair value	$42,218	$46,605	$88,823
Cost or amortized cost	42.472	46,738	89,210
Unrealized loss	(254)	(133)	(387)
Subtotal, debt securities
Fair value	$106,087	$202,250	$308,337
Cost or amortized cost	107,876	206,276	314,152
Unrealized loss	(1,789)	(4,026)	(5,815)
Common stock
Fair value	$56,808	$0	$56,808
Cost or amortized cost	64,604	—	64,604
Unrealized loss	(7,796)	0	(7,796)
Preferred stock
Fair value	$29,436	$0	$29,436
Cost or amortized cost	34,495	—	34,495
Unrealized loss	(5,059)	0	(5,059)
Total
Fair value	$192,331	$202,250	$394,581
Cost or amortized cost	206,975	206,276	413,251
Unrealized loss	(14,644)	(4,026)	(18,670)

*                            Mortgage-backed, asset-backed & collateralized mortgage obligations

DECEMBER 31, 2006
(in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government
Fair value	$1,850	$8,994	$10,844
Cost or amortized cost	1,856	9,296	11,152
Unrealized loss	(6)	(302)	(308)
U.S. Agency
Fair value	$113,858	$147,103	$260,961
Cost or amortized cost	114,245	148,987	263,232
Unrealized loss	(387)	(1,884)	(2,271)
Mtge/ABS/CMO*
Fair value	$69,800	$129,598	$199,398
Cost or amortized cost	70,108	132,874	202,982
Unrealized loss	(308)	(3,276)	(3,584)
Corporate
Fair value	$59,079	$86,074	$145,153
Cost or amortized cost	59,629	89,620	149,249
Unrealized loss	(550)	(3,546)	(4,096)
States, political subdivisions and revenues
Fair value	$117,351	$99,216	$216,567
Cost or amortized cost	117,765	100,659	218,424
Unrealized loss	(414)	(1,443)	(1,857)
Subtotal, debt securities
Fair value	$361,938	$470,985	$832,923
Cost or amortized cost	363,603	481,436	845,039
Unrealized loss	(1,665)	(10,451)	(12,116)
Common stock
Fair value	$12,519	$—	$12,519
Cost or amortized cost	13,046	—	13,046
Unrealized loss	(527)	—	(527)
Total
Fair value	$374,457	$470,985	$845,442
Cost or amortized cost	376,649	481,436	858,085
Unrealized loss	(2,192)	(10,451)	(12,643)

*                            Mortgage-backed, asset-backed & collateralized mortgage obligations

As of December 31, 2007, we held 42 common and preferred stocks that were in unrealized loss positions. The total unrealized loss on these securities was $12.9 million. All of these securities have been in an unrealized loss position for less than twelve months. The fixed income portfolio contained 181 securities at a loss as of December 31, 2007. Of these 181 securities, 100 have been in an unrealized loss position for more than 12 consecutive months and these collectively represent $4.0 million in unrealized losses. The fixed income unrealized losses can primarily be attributed to an increase in intermediate and long-term interest rates since the purchase of many of these fixed income securities. We continually monitor the credit quality of our fixed income investments to gauge our ability to be repaid principal and interest when contractually due. We consider price declines of securities in our other-than-temporary impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Factors that we consider in the evaluation of credit quality include:

•                  credit ratings from major rating agencies, including Moody’s and S&P,

•                  business and operating performance trends,

•                  management quality/turnover,

•                  industry competitive analysis, and

•                  changes in business model/strategy.

Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses in our equity and fixed income portfolios, we do not believe any securities suffered an other-than-temporary decline in value as of December 31, 2007, 2006, or 2005.

At December 31, 2007, we were party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. At December 31, 2007, fixed maturities with a fair value of $53.3 million were loaned. Agreements with custodian banks facilitating such lending generally require 102 percent of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to SFAS 140, an invested asset and a corresponding liability have been recognized for the cash collateral amount. To further minimize the credit risks related to this lending program, we monitor the financial condition of other parties to these agreements.

As required by law, certain fixed maturities and short-term investments amounting to $18.4 million at December 31, 2007, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities held in trust amounting to $15.4 million at December 31, 2007. These funds cover net premiums, losses, and expenses related to a property and casualty insurance program.

3. POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2007	2006	2005
Deferred policy acquisition costs, beginning of year	$73,817	$69,477	$67,146
Deferred:
Direct commissions	119,344	126,270	120,996
Premium taxes	6,902	6,483	7,572
Other direct underwriting expenses	60,695	54,946	50,312
Ceding commissions	(31,454)	(41,520)	(44,126)
Net deferred	155,487	146,179	134,754
Amortized	150,422	141,839	132,423
Deferred policy acquisition costs, end of year	$78,882	$73,817	$69,477
Policy acquisition costs:
Amortized to expense	150,422	141,839	132,423
Period costs:
Ceding commission — contingent	(3,334)	(3,049)	(5,698)
Other	8,522	6,986	9,333
Total policy acquisition costs	$155,610	$145,776	$136,058

4. DEBT

As of December 31, 2007, outstanding debt balances totaled $128.0 million, including $100.0 million of long-term senior notes and $28.0 million in short-term balances. The senior notes are rated Baa2 by Moody’s and BBB+ by S&P.

On December 12, 2003, we completed a public debt offering, issuing $100.0 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. The amount of the discount is being charged to income over the life of the debt on an effective-yield basis. Of the proceeds, capital contributions totaling $65.0 million were made to our insurance subsidiaries to increase their statutory surplus. The balance of the proceeds was used by the holding company to fund investment and operating activities.

We increased the use of short-term debt compared to last year through reverse repurchase transactions at the insurance subsidiaries. As of December 31, 2007, we had $28.0 million outstanding under reverse repurchased agreements compared to no short-term debt balance as of December 31, 2006. The pool of securities underlying the reverse repurchase transactions consists of U.S. government and agency securities with a total carrying value of $28.0 million as of December 31, 2007. The use and repayment of such agreements remains an investment decision, based on whether the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than would be paid in interest expense.

We maintain revolving lines of credit with two financial institutions, each of which permits us to borrow up to an aggregate principal amount of $10.0 million. Under certain conditions, each of the lines may be increased up to an aggregate principal amount of $20.0 million. These facilities have three-year terms that expire on May 31, 2008. As of December 31, 2007, no amounts were outstanding on these facilities.

We incurred interest expense on debt at the following average interest rates for 2007, 2006, and 2005:

	2007	2006	2005
Line of credit	—	—	—
Reverse repurchase agreements	5.15%	4.97%	3.00%
Total short-term debt	5.15%	5.34%	3.17%
Senior notes	6.02%	6.02%	6.02%
Total debt	5.88%	5.95%	5.27%

Interest paid on outstanding debt for 2007, 2006, and 2005 amounted to $7.0 million, $6.6 million, and $7.2 million, respectively.

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

Through the purchase of reinsurance, we generally limit our net loss on any individual risk to a maximum of $2.0 million, although retentions can range from $0.5 million to $8.0 million.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2007	2006	2005
WRITTEN
Direct	$734,287	$794,093	$748,852
Reinsurance assumed	5,047	4,920	7,160
Reinsurance ceded	(200,571)	(247,477)	(261,447)
Net	$538,763	$551,536	$494,565
EARNED
Direct	$765,894	$788,904	$731,483
Reinsurance assumed	5,729	5,982	7,629
Reinsurance ceded	(227,145)	(264,548)	(247,805)
Net	$544,478	$530,338	$491,307
LOSSES AND SETTLEMENT EXPENSES INCURRED
Direct	$180,140	$381,661	$506,434
Reinsurance assumed	7,746	8,956	7,277
Reinsurance ceded	2,982	(133,728)	(262,541)
Net	$190,868	$256,889	$251,170

Direct and ceded losses and settlement expenses incurred, as displayed in the table above, declined due to favorable development on prior accident years’ reserves. While we experienced favorable development in all three years, the result for 2007 was further impacted by a detailed analysis of recent favorable loss trends and reserve risk factors. This review resulted in certain refinements to our reserving methodologies. Ultimately, the assessment of recent favorable loss trends and reserve risk factors resulted in reductions to both direct and ceded reserves and, correspondingly, lower direct and ceded losses and settlement expenses incurred for 2007. See note 6 for further discussion.

At December 31, 2007, we had reinsurance recoverables on paid and unpaid losses and settlement expenses totaling $463.1 million. More than 90 percent of our reinsurance recoverables are due from companies rated “A-” or better by A.M. Best and S&P rating services.

The following table displays net reinsurance balances recoverable, including collateral, from our top ten reinsurers, as of December 31, 2007. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 2 percent of shareholders’ equity.

REINSURER

	Amounts	A.M Best	S&P
(amounts in thousands)	Recoverable	Rating	Rating
Munich Re America	$97,756	A+, Superior	AA-, Very Strong
Swiss Re / Westport Ins. Corp.	57,568	A++, Superior	AA-, Very Strong
General Cologne Re	47,496	A++, Superior	AAA, Extremely Strong
Berkley Insurance Co.	34,236	A+, Superior	A+, Strong
Endurance Re	32,223	A, Excellent	A, Strong
Axis Re	23,743	A, Excellent	A, Strong
Toa-Re	23,556	A, Excellent	A+, Strong
Lloyds of London	20,455	A, Excellent	A+, Strong
Everest Re	17,738	A+, Superior	AA-, Very Strong
Transatlantic Re	15,367	A+, Superior	AA-, Very Strong

6. HISTORICAL LOSS AND LAE DEVELOPMENT

The table which follows is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2007, 2006, and 2005.

(in thousands)	2007	2006	2005
Unpaid losses and LAE at beginning of year:
Gross	$1,318,777	$1,331,866	$1,132,599
Ceded	(525,671)	(593,209)	(464,180)
Net	$793,106	$738,657	$668,419
Increase (decrease) in incurred losses and LAE:
Current accident year	$296,047	$300,292	$313,643
Prior accident years	(105,179)	(43,403)	(62,473)
Total incurred	$190,868	$256,889	$251,170
Loss and LAE payments for claims incurred:
Current accident year	$(46,598)	$(47,994)	$(43,062)
Prior accident year	(162,448)	(154,446)	(137,870)
Total paid	$(209,046)	$(202,440)	$(180,932)
Net unpaid losses and LAE at end of year	$774,928	$793,106	$738,657
Unpaid losses and LAE at end of year:
Gross	1,192,178	1,318,777	1,331,866
Ceded	(417,250)	(525,671)	(593,209)
Net	$774,928	$793,106	$738,657

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

The table below summarizes our prior accident years’ loss reserve development by segment for 2007, 2006, and 2005:

(FAVORABLE)/UNFAVORABLE RESERVE DEVELOPMENT BY SEGMENT

(in thousands)	2007	2006	2005
Casualty	$(87,397)	$(40,030)	$(57,505)
Property	(6,690)	(1,784)	(7,581)
Surety	(11,092)	(1,589)	2,613
Total	$(105,179)	$(43,403)	$(62,473)

A discussion of significant components of reserve development for the three most recent calendar years follows:

2007. We periodically review our loss reserve estimates and underlying actuarial reserving methodologies in order to assess their accuracy and suitability, and to benchmark our reserving practices against industry best practices. A detailed assessment of recent trends and reserve risk factors was undertaken in 2007. As part of our reviews, we performed a more detailed, ground-up analysis of the actuarial estimation risks associated with each of our products and segments, including an assessment of industry information.

Our analyses also revealed that our quarterly actuarial reserve estimates over recent historical periods have shown a downward trend as a result of a moderating loss trend environment, improvements in policy terms and conditions and a favorable underlying exposure mix that occurred during the hard market period from 2001 through 2004.

Based on this review, we have made certain refinements to our reserving methodologies to include a more detailed consideration of the impact of risk factors on total recorded reserves through increased internal dialogue among the claim, underwriting, risk management and actuarial departments, greater transparency of the actuarial process and results, and improved reserving diagnostics. Overall, these enhancements and improved information provide better and faster feedback to management regarding loss development resulting in greater overall confidence in the actuarial estimates. This and the increased stability in our business in the last few years have diminished the needed level of carried reserves above the actuarial point estimate. We believe that these reserve methodology enhancements have improved the overall accuracy of our best estimate of loss and LAE reserves. Over half of the favorable prior years’ loss development was the result of this detailed assessment and resulting changes in our booked reserves.

Our casualty segment was most impacted by prior years’ loss development realizing a total of $87.4 million of favorable emergence. All casualty products were impacted by the enhanced risk assessment previously mentioned. Our general liability, transportation, personal umbrella, and professional liability products realized favorable development of $42.5 million, $19.6 million, $10.5 million, and $8.1 million, respectively. This favorable emergence was concentrated in accident years 2004-2006. As a result of significant favorable loss development observed over the past several years for our general liability product, we reassessed the expected loss ratios used in our actuarial analysis and subsequently lowered them for the construction classes. For our transportation and personal umbrella products, we reassessed and subsequently lowered the loss development factors in our analysis reflecting our observation that the emergence patterns were more favorable than previously anticipated. Finally, our professional liability products realized actual loss emergence much more favorably than expected.

The property segment realized $6.7 million of favorable prior years’ development. The favorable emergence was realized across almost all of our property products, predominantly in accident years 2005 and 2006. We also executed a favorable reinsurance commutation impacting accident years prior to 2000.

The surety segment realized $11.1 million of favorable prior years’ development. Almost all of the development was the result of the risk reassessment and reflection of significantly lower reserve risk now that we reached a settlement with the larger banks involved in the CMC litigation (see note 10 for more details).

2006. During 2006, we continued to experience favorable loss development and a reduction in prior years’ loss reserve estimates. Pricing increased substantially and policy terms and conditions became more favorable for most of our products during the 2001-2004 policy years. Many of the improvements in market conditions were difficult to quantify at the time of the original estimate. Our significant growth in premium and exposures made precise quantification of these changes even more challenging. In 2006, losses continued to emerge on the prior accident years much more favorably than we expected when making our original estimates. We experienced favorable development of $43.4 in aggregate on prior years’ estimates.

Of this decrease to prior years’ loss reserve estimates, approximately $40.0 million occurred in the casualty segment. The development is primarily from our general liability, executive products liability, and Texas employer’s indemnity products. In our general liability product we experienced $25.4 million of favorable development. Most of this development came from the 2004 and 2005 accident years. As part of our normal reserving process, we reviewed the expected loss ratios used in several of our reserving methods. This review confirmed the favorable emergence from 2002-2005 accident years. As a result of this study, the expected loss ratios were reduced for 2004-2006 with the most significant change occurring to the 2005 accident year. Approximately $15.4 million of the favorable general liability development can be attributed to this update in expected loss ratios. The remaining portion of the decrease in prior year’s loss reserve estimate was the result of the continued favorable loss emergence and the natural progression of shifting more weight to our incurred and paid development methods as accident years get older. In our executive products liability business, we experienced $7.4 million of favorable development. Most of this change can be attributed to accident years 2001, 2003, and 2004. The estimates improved as a result of lower than expected loss severity in those accident years. For our Texas employer’s indemnity product, we experienced $5.7 million of favorable development. We experienced significantly less loss emergence than expected for accident years prior to 2003 and benefited from favorable settlements on several claims in accident years 2001-2003.

Overall, our property and surety segments experienced relatively small changes in prior years’ estimates of reserves. However, we experienced $4.2 million of favorable development from 2004 and 2005 hurricane estimates. We also saw $7.2 million of unfavorable development on our construction product that is in runoff. Most of this development came from accident years 2002-2005. The construction emergence pattern revealed itself to be longer than originally anticipated and has not behaved consistent with reporting patterns expected from a property segment. We do not anticipate any further significant deterioration in our estimates.

2005. During 2005, we experienced an aggregate of $62.5 million of favorable development. Of this total, approximately $57.5 million occurred in the casualty segment. It was primarily from accident years 2002, 2003, and 2004 for our general liability, specialty programs, and transportation products. Pricing and policy terms and conditions rapidly became more favorable for most of our products beginning in 2002. Many of the improvements in market conditions were difficult to quantify at the time of our original estimate. Our significant growth in premium and exposures over this same time period made precise quantification of these changes more challenging because of the resulting mix changes, new exposures underwritten for the first time, and uncertainty in whether the new exposures would have similar emergence patterns as those reflected in our historical data. We appropriately reflected these significant risks in our 2002-2004 initial carried reserves for this business. During 2005, we regularly observed emergence of losses lower than expected for these accident years as the anticipated risks failed to materialize. This resulted in a re-evaluation and corresponding reduction in expected loss ratios used in the loss reserving analysis for these products. The lower than expected emergence, lower expected loss ratios, and the natural progression of increased weighting on the incurred and paid development actuarial methods caused the reserve estimate to decrease. In response to the reduction in reserve estimates, we released $36.8 million, $11.6 million, and $6.3 million of IBNR loss and LAE reserves to general liability, specialty programs, and transportation, respectively. The release for these products was consistent with our loss reserving processes. These releases comprise a majority of the favorable development within our casualty segment.

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

The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) as of December 31, 2007, 2006, and 2005:

(in thousands)	2007	2006	2005
LOSS AND LAE PAYMENTS
Gross	$56,060	$53,323	$46,685
Ceded	(30,607)	(29,853)	(26,888)
Net	$25,453	$23,470	$19,797
UNPAID LOSSES AND
LAE AT END OF YEAR
Gross	$67,891	$48,541	$47,391
Ceded	(29,198)	(25,720)	(30,950)
Net	$38,693	$22,821	$16,441

Our environmental, asbestos and mass tort exposure is limited relative to other insurers as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem and adopted appropriate coverage exclusions. Loss and LAE payments related to these exposures totaled $2.0 million, $3.7 million, and $1.0 million, respectively, for 2007, 2006, and 2005. During 2007, payment activity was less than we experienced in 2006, but we did experience an unusual amount of case reserve activity. About two-thirds of the increase in net reserves was from case reserve adjustments. A $4.8 million case reserve increase was posted due to a reversal of a previous court decision for a claim involving pollution during the late 1980s. In addition, an insurance company we had reinsured in the early 1980s that went into liquidation in 1986, reported a number of claims in 2007. The largest of these involves asbestos. Because of this situation, we posted total net case reserves of $2.9 million. Also, a $2.2 million reserve adjustment was made on a 1983 asbestos related claim because the coverage layers below our excess policy had been exhausted. In addition to these case reserve increases, we made a minor adjustment in our emergence pattern assumptions that resulted in an increase in our total reserve position relative to industry benchmarks.

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

7. INCOME TAXES

On January 1, 2007, we adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The adoption of FIN 48 did not have an impact on our financial position or results of operations as we have taken no significant tax positions which would require accrual or disclosure under the new guidance. Penalties and interest are included in tax expense.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2007	2006
Deferred tax assets:
Tax discounting of claim reserves	$35,800	$38,294
Unearned premium offset	19,915	20,315
Other	10,203	7,937
	65,918	66,546
Less valuation allowance	—	—
Total deferred tax assets	$65,918	$66,546
Deferred tax liabilities:
Net unrealized appreciation of securities	$51,757	$57,017
Deferred policy acquisition costs	27,609	25,837
Book/tax depreciation	1,635	2,289
Undistributed earnings of unconsolidated investee	9,700	8,043
Other	259	429
Total deferred tax liabilities	90,960	93,615
Net deferred tax liability	$(25,042)	$(27,069)

Income tax expense attributable to income from operations for the years ended December 31, 2007, 2006, and 2005, differed from the amounts computed by applying the U.S. federal tax rate of 35 percent to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2007	2006	2005
Provision for income taxes at the statutory federal tax rates	$89,067	$65,413	$50,357
Increase (reduction) in taxes resulting from:
Dividends received deduction	(1,815)	(1,858)	(1,705)
ESOP dividends paid deduction	(471)	(469)	(439)
Tax-exempt interest income	(6,276)	(5,885)	(5,980)
Non-recurring tax benefit	(2,356)	(3,171)	—
Other items, net	460	(1,776)	(5,491)
Total	$78,609	$52,254	$36,742

Our effective tax rates were 30.9 percent, 28.0 percent, and 25.5 percent for 2007, 2006, and 2005, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2007 was higher than 2006 and 2005 due to the increase in underwriting income and net realized gains, which were taxed at 35.0 percent. Partially offsetting tax expense in 2007 was a $2.4 million tax benefit recorded in the third quarter to reflect the benefit expected to be realized upon the future payment of certain accrued compensation. Results for 2006 include the favorable resolution of a tax examination. During 2006, the Internal Revenue Service (IRS) concluded an examination of our tax years 2000 through 2004. As a result of this exam, we recorded a $3.2 million tax benefit, resulting from a change in tax estimate related to the sale of assets. Although the IRS is not currently examining any of our income tax returns, tax years 2005 through 2007 remain open and are subject to examination.

Our net earnings include equity in earnings of unconsolidated investees. These investees do not have a pattern of paying dividends. As a result, we record a deferred tax liability on these earnings at the corporate capital gains rate of 35 percent. In January 2007, the board of directors of Maui Jim declared a dividend that was paid in the first quarter of 2007. Our share of the cash dividend was $5.9 million. As required by SFAS 109, “Accounting for Income Taxes,” in 2006 we recognized a $1.7 million tax benefit from applying the lower tax rate applicable to affiliated dividends as compared to the corporate capital gains rate on which the deferred tax liabilities were based. This benefit is included in the other items, net caption in the previous table. A dividend was also paid in 2006 by Maui Jim in the amount of $16.5 million and a $4.6 million tax benefit was recorded in 2005 from applying the lower tax rates. Although a dividend has been received for two straight years, we do not anticipate the payment of dividends to continue. On December 28, 2006, we sold our equity investment in TBW. This resulted in a realized capital gain of $16.2 million with a corresponding current tax expense of $5.7 million and the current recognition of tax expense of $5.5 million from the previously deferred tax expense on undistributed earnings of this unconsolidated investee.

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

Net federal and state income taxes paid in 2007, 2006, and 2005 amounted to $87.8 million, $53.1 million, and $47.7 million, respectively.

During the fourth quarter of 2005, we repatriated a $4.0 million dividend from our foreign subsidiary, RLI Insurance, Ltd., which qualified for the special 85 percent dividends received deduction passed in The American Jobs Creation Act of 2004. This allowed a $1.3 million deferred tax liability to be reversed because the dividend fully repatriated all foreign earnings. The tax benefit associated with the repatriation is included in the other items, net caption in the previous table.

8. EMPLOYEE BENEFITS

PENSION PLAN

During 2003 through 2006, our board and management took a series of steps to freeze and terminate our defined benefit pension plan. The plan termination was finalized in 2006. All plan distributions were made in late 2006.

In 2006, we paid $14.4 million in benefits and had no remaining benefit obligation at December 31, 2006. Comparatively, we paid $1.5 million in benefits in 2005 and had a benefit obligation of $11.4 million at December 31, 2005. We incurred $2.6 million and $2.5 million in pension expense in 2006 and 2005, respectively. No expenses were incurred in 2007.

In September 2006, the FASB published SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. As previously stated, the plan termination was finalized in 2006. As a result, the implementation of SFAS 158 had no impact on our financial statements.

EMPLOYEE STOCK OWNERSHIP, 401(K) AND BONUS AND INCENTIVE PLANS

We maintain an Employee Stock Ownership Plan (ESOP), 401(k), and bonus and incentive plans covering executives, managers, and associates. At the board’s discretion, funding of these plans is primarily dependent upon reaching predetermined levels of operating return on equity and Market Value Potential (MVP). MVP is a compensation model that measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers, and associates correspond with those of our shareholders.

Our 401(k) plan allows voluntary contributions by employees and permits ESOP diversification transfers for employees meeting certain age or service requirements. We provide a basic 401(k) contribution of 3 percent of eligible compensation. Participants are 100 percent vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made to the ESOP and 401(k), subject to the achievement of certain overall financial goals. For plan years prior to 2007, profit-sharing contributions were subject to a five-year cliff vest. Beginning in 2007, contributions vest after three years of service.

Our ESOP and 401(k) cover substantially all employees meeting eligibility requirements. ESOP and 401(k) profit-sharing contributions are determined annually by our board of directors and are expensed in the year earned. ESOP and 401(k)-related expenses (basic and profit-sharing) were $9.8 million, $7.9 million and $7.7 million, respectively, for 2007, 2006, and 2005.

During 2007, the ESOP purchased 90,561 shares of RLI stock on the open market at an average price of $57.92 ($5.2 million) relating to 2006’s contribution. Shares held by the ESOP as of December 31, 2007 totaled 1,474,495 and are treated as outstanding in computing our earnings per share. During 2006, the ESOP purchased 94,430 shares of RLI stock on the open market at an average price of $54.19 ($5.1 million) relating to 2005’s contribution. During 2005, the ESOP purchased 95,762 shares on the open market at an average price of $44.55 ($4.3 million) relating to 2004’s contribution.

A portion of both MVP and operating earnings is shared by executives, managers, and associates through our bonus and incentive plans, provided certain thresholds are met. Annual expenses for these bonus plans totaled $15.8 million, $15.1 million and $9.2 million for 2007, 2006, and 2005, respectively.

DEFERRED COMPENSATION

We maintain Rabbi Trusts for deferred compensation plans for directors, key employees, and executive officers through which our shares are purchased. The Emerging Issues Task Force consensus on Issue 97-14 governs the accounting for Rabbi Trusts. This issue prescribes an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock. The deferred compensation obligation is classified as an equity instrument.

The expense associated with funding these plans is recognized through salary and bonus expenses for key employees and executive officers. The expense recognized from the directors’ deferred plan was $0.5 million, $0.4 million and $0.3 million in 2007, 2006, and 2005, respectively.

In 2007, the trusts purchased 13,013 shares of our common stock on the open market at an average price of $56.76 ($0.7 million). In 2006, the trusts purchased 13,913 shares of our common stock on the open market at an average price of $51.61 ($0.7 million). In 2005, the trusts purchased 23,744 shares of common stock on the open market at an average price of $44.83 ($1.1 million). At December 31, 2007, the trusts’ assets were valued at $22.8 million.

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

Under the omnibus plan, we grant stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant. Options generally vest and become exercisable ratably over a five-year period and have a ten-year life. The related compensation expense is recognized over the requisite service period. In most instances, the requisite service period and vesting period will be the same. For participants who are retirement eligible, defined by the plan as those individuals whose age and years of service equals 75, the requisite service period is deemed to be met and options are immediately expensed on the date of grant. For participants who will become retirement eligible during the vesting period, the requisite service period over which expense is recognized is the period between the grant date and the attainment of retirement eligibility. Shares issued upon option exercise are newly issued shares.

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

The following tables summarize option activity in 2007, 2006, and 2005:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	Outstanding	Price	Life	(in 000’s)
Outstanding options at January 1, 2007	1,632,019	$31.30
Options granted	241,300	$56.15
Options exercised	(261,527)	$22.76		$9,255
Options cancelled/forfeited	(6,540)	$49.83
Outstanding options at December 31, 2007	1,605,252	$36.34	5.84	$32,822
Exercisable options at December 31, 2007	1,206,951	$30.57	4.81	$31,642

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	Outstanding	Price	Life	(in 000’s)
Outstanding options at January 1, 2006	1,931,627	$26.53
Options granted	206,300	$50.31
Options exercised	(459,828)	$18.98		$15,997
Options cancelled/forfeited	(46,080)	$39.48
Outstanding options at December 31, 2006	1,632,019	$31.30	5.75	$41,015
Exercisable options at December 31, 2006	1,429,219	$28.59	5.23	$39,770

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	Outstanding	Price	Life	(in 000’s)
Outstanding options at January 1, 2005	2,058,632	$22.78
Options granted	238,300	$44.64
Options exercised	(340,099)	$15.83		$10,068
Options cancelled/forfeited	(25,206)	$35.98
Outstanding options at December 31, 2005	1,931,627	$26.53	5.05	$45,085
Exercisable options at December 31, 2005	1,924,787	$26.50	5.04	$44,991

The majority of our options are granted annually at the board meeting in May. In 2007, 241,300 options were granted with an average exercise price of $56.15 and an average fair value of $15.15. Of these grants, 202,600 were granted at the board meeting in May with a calculated fair value of $15.11. We recognized $1.8 million of expense during 2007 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $0.6 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $3.5 million, which will be recognized over the remainder of the vesting period.

In 2006, 206,300 options were granted with an average exercise price of $50.31 and an average fair value of $13.95. Of these grants, 171,900 were granted at the board meeting in May 2006 with a calculated fair value of $13.97. We recognized $0.8 million of expense during 2006 related to 2006 grants. Since options granted in 2006 were non-qualified, we recorded a tax benefit of $0.3 million in 2006 related to this compensation expense. Total unrecognized compensation expense in 2006 relating to these grants was $1.9 million, which will be recognized over the remainder of the five-year vesting period. There were no options that vested during 2006.

The fair value of options were estimated using a Black-Scholes based option pricing model with the following grant-date assumptions and weighted average fair values:

	2007	2006	2005
Weighted-average fair value of grants	$15.15	$13.95	$13.08
Risk-free interest rates	4.56%	4.99%	3.97%
Dividend yield	1.47%	1.51%	1.52%
Expected volatility	21.78%	22.35%	22.93%
Expected option life	6.95 years	6.31 years	8.00 years

The risk-free rate is determined based on U.S. treasury yields that most closely approximate each option’s expected life. The dividend yield is calculated based on the average annualized dividends paid during the most recent five-year period. The expected volatility is an implied volatility. This volatility is calculated by computing the weighted average of the most recent one-year volatility, the most recent volatility based on expected life and the median of the rolling volatilities based on the expected life of RLI stock. For 2007 and 2006, the expected option life is determined based on historical exercise behavior and the assumption that all outstanding options will be exercised at the midpoint of the current date and remaining contractual term, adjusted for the demographics of the current year’s grant. In 2005, the expected life was determined using historical exercise patterns.

As discussed previously, prior to the adoption of SFAS 123R, we followed the intrinsic value method in accordance with APB 25 to account for employee stock options and accordingly recognized no compensation expense for the stock option grants. In accordance with SFAS 123R, we adopted the provisions of the statement on January 1, 2006 using the modified prospective approach. Under this method, prior periods are not restated. Had compensation cost for share-based plans been determined consistent with SFAS 123R, our net earnings and earnings per share for the year ended December 31, 2005 would have been reduced to the pro forma amounts that follow:

(in thousands, except per share data)		2005
Net earnings, as reported		$107,134
Add:	Stock-based employee compensation expense included in reported earnings, net of related tax effects	553
Deduct:	Total stock-based employee compensation expense determined under fair-value-based methods for all awards, net of related tax effects	(4,592)
Pro forma net earnings		$103,095
Earnings per share:
Basic — as reported		$4.21
Basic — pro forma		$4.05
Diluted — as reported		$4.07
Diluted — pro forma		$3.92

Pro forma disclosures for 2007 and 2006 are not presented because the amounts are recognized in the statement of earnings.

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

Total shares granted to outside directors were 2,949 in 2007, 7,267 in 2006 and 5,642 in 2005. Shares were granted at an average share price of $57.51 in 2007, $51.72 in 2006 and $45.75 in 2005. In 2006, 3,452 of the shares granted were issued under the directors’ deferred plan. We recognized $0.2 million of expense relating to these grants in 2007, compared to $0.4 million in 2006.

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

9.        STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

Our insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, deferred taxes, the inclusion of statutory nonadmitted assets, and the inclusion of net unrealized holding gains or losses in shareholders’ equity relating to fixed maturities.

Year-end statutory surplus presented in the table below includes $37.4 million of RLI stock (cost basis of $64.6 million) held by Mt. Hawley Insurance Company. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our consolidated financial statements.

The following table includes selected information for our insurance subsidiaries as filed with insurance regulatory authorities:

(in thousands) Year ended December 31,	2007	2006	2005
Consolidated net income, statutory basis	$177,307	$136,135	$95,776
Consolidated surplus, statutory basis	$752,004	$746,905	$690,547

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. 2007 stand-alone net income for RLI Ins. was $126.2 million. Therefore, the maximum dividend distribution that can be paid by RLI Ins. during 2008 without prior approval is $126.2 million. Dividends paid in the form of asset transfers are applied to the dividend limitation at the estimated fair value of the asset as of the dividend date. The limitation for 2007, based on the above criteria, was $75.7 million. In 2007, a total cash dividend of $149.7 million was paid by RLI Ins. A need existed to move additional capital to RLI Corp. from RLI Ins. to provide cash for the share repurchase plan, shareholder dividends, and interest on senior notes; therefore, permission for special dividends was sought and obtained from the Illinois Department of Insurance. In 2006, a total of $59.5 million was paid in dividends as follows: asset transfer of Maui Jim valued at $35.2 million, asset transfer of TBW valued at $13.4 million, and a cash dividend of $10.9 million.

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

Between the dates of April 4 and April 18, 2002, each investor bank subsequently filed a complaint against us in various state courts, which we removed to U.S. District Courts. Each investor bank sued us on certain bonds we issued to CMC as well as a sale and servicing agreement between the investor bank, CMC and us. Each investor bank sued for breach of contract, bad faith and other extra-contractual theories. We have answered and denied each investor bank’s claim to entitlement to relief. The investor banks claim entitlement to aggregate payment of approximately $53 million under either the surety bonds or the sale and servicing agreements, plus unknown extra-contractual damages, attorney’s fees and interest. On October 25, 2002, the judicial panel for multi-district litigation (“MDL Panel”) transferred 23 actions pending in five federal districts involving numerous investor banks, five insurance companies and CMC to the Federal District Court for the Northern District of Ohio for consolidated pre-trial proceedings, assigning the litigation to the Honorable Kathleen O’Malley.

In the third quarter of 2005, we reached a confidential settlement agreement with Lakeland Bank. This settlement ended our litigation with Lakeland, but did not resolve our pending litigation with the four other investor banks. The settlement with Lakeland related to surety bonds representing approximately 17 percent of the amount to which the five investor banks had claimed entitlement. The settlement did not have a material adverse effect on our financial statements taken as a whole. In addition, in August 2005, the Federal District Court denied outright the investor banks’ motion for judgment on the pleadings and subsequently ordered all remaining cases to mandatory mediation. Mediations held in January 2006 between us and each of the four remaining investor banks did not resolve the claims of those investor banks. In September 2006, the Court issued a case management order governing expert witness discovery and future motion practice. In the second quarter of 2007, we reached a confidential settlement agreement with Sky Bank. In the third quarter of 2007, we reached a confidential settlement agreement with Ameriana Bank. These settlements ended our litigation with Sky Bank and Ameriana Bank but did not resolve our pending litigation with the remaining two investor banks (Bank of Waukegan and Atlantic Coast Federal, whose combined initial bond penal sum claims total approximately $9.3 million). The settlements with Sky Bank and Ameriana Bank related to surety bonds representing approximately 66 percent of the amount to which the five investor banks had claimed entitlement. In total, our settlement with the three investor banks noted above related to surety bonds representing approximately 83 percent of the amount to which the five investor banks had claimed entitlement. While we cannot predict the ultimate outcome of the pending litigation between us and the remaining two investor banks at this time, we continue to believe we have meritorious defenses with respect to each of the banks making claims against us and will continue to vigorously assert those defenses in the pending litigation.

Our financial statements contain an accrual for costs relating to this matter, included in unpaid losses and settlement expenses, as well as an accrual to cover rescission of collected premium related to the program. In our opinion, final resolution of this matter will not have a material adverse effect on our financial condition, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and if there were an outcome unfavorable to us, there exists the possibility of a material adverse impact on our financial condition, results of operation or cash flows in the period in which the outcome occurred.

In addition, we are party to numerous claims and losses that arise in the normal course of our business.

Many of such claims or losses involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and losses will not have a material adverse effect on our financial condition, results of operations or cash flows.

We have capital lease obligations for leased computers and operating lease obligations for regional office facilities. These leases expire in various years through 2014. Expense associated with these leases totaled $3.7 million in 2007, $3.4 million in 2006 and $2.7 million in 2005. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)
2008	$3,379
2009	3,426
2010	3,059
2011	2,487
2012	2,129
2013-2014	792
Total minimum future rental payments	$15,272

11. INDUSTRY SEGMENT INFORMATION

The following table summarizes our segment data as specified by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.” As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by management.

The segments of our insurance operations include casualty, property, and surety. The casualty segment includes liability coverages where loss and related settlement expenses are subject to greater estimation, as the ultimate disposition of claims may take several years to fully develop. Policy coverage is more significantly impacted by evolving legislation and court decisions.

The property segment is comprised of insurance coverages providing physical damage coverage for commercial and personal risks. These risks are exposed to a variety of perils including earthquakes, fires, and hurricanes. Losses are developed in a relatively short period of time.

The surety segment offers a selection of small and medium-size commercial coverages related to the statutory requirement for bonds on construction and energy-related projects. The results of this segment are generally characterized by relatively low loss ratios. Expense ratios tend to be higher due to the high volume of transactions at lower premium levels and higher commissions.

Net investment income is the by-product of the interest and dividend income streams from our investments in fixed-income and equity securities. Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of our insurance segments. Investee earnings represent our share in Maui Jim earnings and, through 2006, TBW earnings. We own approximately 40 percent of Maui Jim, which operates in the sunglass and optical goods industries, and, up until the sale in December, 2006, 21 percent of TBW, a mortgage origination company; both companies are privately held.

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

	Revenues			Depreciation and Amortization
(in thousands)	2007	2006	2005	2007	2006	2005
Casualty	$343,402	$348,217	$358,893	$1,825	$2,086	$1,901
Property	138,367	122,581	80,528	891	963	993
Surety	62,709	59,540	51,886	588	501	450
Segment totals before income taxes	$544,478	$530,338	$491,307	$3,304	$3,550	$3,344
Net investment income	78,901	71,325	61,641
Net realized gains	28,966	31,045	16,354
Total	$652,345	$632,708	$569,302

	Net Earnings (Losses)
(in thousands)	2007	2006	2005
Casualty	$101,863	$68,393	$72,024
Property	30,569	4,988	(8,342)
Surety	23,333	10,675	5,201
Net Underwriting Income	$155,765	$84,056	$68,883
Net investment income	78,901	71,325	61,641
Realized gains	28,966	31,045	16,354
General corporate expense and interest on debt	(16,471)	(14,650)	(13,898)
Equity in earnings of unconsolidated investees	7,315	15,117	10,896
Total earnings before income taxes	$254,476	$186,893	$143,876
Income taxes	78,609	52,254	36,742
Total	$175,867	$134,639	$107,134

The following table further summarizes revenues by major product type within each segment:

(in thousands)	2007	2006	2005
CASUALTY
General liability	$167,876	$180,037	$180,267
Commercial and personal umbrella	66,281	64,730	59,847
Commercial transportation	49,119	48,285	51,707
Specialty program business	29,362	25,507	38,289
Executive products	12,029	13,040	9,807
Other	18,735	16,618	18,976
Total	$343,402	$348,217	$358,893

PROPERTY
Commercial property	$92,634	$91,507	$66,410
Marine	32,868	16,785	3,286
Other property	12,865	14,289	10,832
Total	$138,367	$122,581	$80,528
SURETY	$62,709	$59,540	$51,886
Grand total	$544,478	$530,338	$491,307

12. UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2007
Net premiums earned	$137,977	$137,488	$134,111	$134,902	$544,478
Net investment income	18,990	19,077	20,433	20,401	78,901
Net realized investment gains	4,625	14,967	3,822	5,552	28,966
Earnings before income taxes	47,138	73,847	87,355	46,136	254,476
Net earnings	32,517	49,853	61,539	31,958	175,867
Basic earnings per share(1)	$1.35	$2.09	$2.61	$1.41	$7.46
Diluted earnings per share(1)	$1.32	$2.04	$2.56	$1.38	$7.30

2006
Net premiums earned	$127,387	$125,867	$138,245	$138,839	$530,338
Net investment income	16,708	17,556	18,316	18,745	71,325
Net realized investment gains	4,442	1,489	2,822	22,292	31,045
Earnings before income taxes	36,263	27,506	43,562	79,562	186,893
Net earnings	25,656	22,922	30,378	55,683	134,639
Basic earnings per share(1)	$1.00	$0.91	$1.24	$2.29	$5.40
Diluted earnings per share(1)	$0.97	$0.89	$1.21	$2.23	$5.27

(1) Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited RLI Corp. and Subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in  Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Controls and Procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 25, 2008, expressed an unqualified opinion on those consolidated financial statements.

Chicago, Illinois
February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited the accompanying consolidated balance sheets of RLI Corp. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chicago, Illinois
February 25, 2008

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our internal control over financial reporting as of December 31, 2007 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included herein.

Jonathan E. Michael
President, CEO

Joseph E. Dondanville, CPA
Senior Vice President, CFO

GLOSSARY

ADMITTED COMPANY

An insurer domiciled in one state licensed to do business in one or more other states.

COMBINED RATIO (GAAP)

A common measurement of underwriting profit (less than 100) or loss (more than 100). The sum of the expense and the loss ratios, which are based on premiums earned.

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

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 1, 2008, at our offices at 9025 N. Lindbergh Drive, Peoria, Ill.

TRADING AND DIVIDEND INFORMATION

	Closing Stock Price			Dividends
2007	High	Low	Ending	Declared
1st Quarter	$58.38	$51.00	$54.93	$.20
2nd Quarter	58.11	54.79	55.95	.22
3rd Quarter	60.82	55.82	56.72	.22
4th Quarter	60.60	55.13	56.79	.23

	Closing Stock Price			Dividends
2006	High	Low	Ending	Declared
1st Quarter	$57.35	$50.65	$57.30	$.17
2nd Quarter	57.25	45.85	48.18	.19
3rd Quarter	51.62	45.16	50.79	.19
4th Quarter	57.41	49.75	56.42	.20

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 32 consecutive years.

STOCK OWNERSHIP

December 31, 2007	Shares	%
Insiders	2,080,149	9.4
ESOP	1,474.495	6.7
Institutions & other public	18,600,496	83.9
Total outstanding	22,155,140	100.0

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

REQUESTS FOR ADDITIONAL INFORMATION

Electronic versions of the following documents are, or will be made, available on our website: 2007 summary annual report; 2007 financial report; 2008 proxy statement; 2007 annual report on form 10-K; code of conduct, corporate governance guidelines; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees of our board. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

COMPANY FINANCIAL STRENGTH RATINGS

A.M. Best:	A+ (Superior)	RLI Group
Standard & Poor’s:	A+ (Strong)	RLI Insurance
Company
	A+ (Strong)	Mt. Hawley
Insurance
Company
Moody’s:	A2 (Good)	RLI Insurance
Company
	A2 (Good)	Mt. Hawley
Insurance
Company
	A2 (Good)	RLI Indemnity
Company

CONTACTING RLI

For investor relations requests and management’s perspective on specific issues, contact John Robison, treasurer, at (309) 693-5846 or at john_robison@ rlicorp.com.

Turn to the back cover for corporate headquarters contact information.

Find comprehensive investor information at www.rlicorp.com.

SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2007.

(amounts in thousands, except per share data)	2007	2006	2005	2004		2003
OPERATING RESULTS
Gross premiums written (1)	$739,334	799,013	756,012	752,588		742,477
Consolidated revenue	$652,345	632,708	569,302	578,800		519,886
Net earnings	$175,867	134,639	107,134	73,036		71,291
Comprehensive earnings(2)	$166,423	156,999	83,902	81,354		97,693
Net cash provided from operating activities	$127,023	171,775	198,027	188,962		191,019
FINANCIAL CONDITION
Total investments	$1,839,777	1,828,241	1,697,791	1,569,718		1,333,360
Total assets	$2,626,523	2,771,296	2,735,870	2,468,775		2,134,364
Unpaid losses and settlement expenses	$1,192,178	1,318,777	1,331,866	1,132,599		903,441
Total debt	$127,975	100,000	115,541	146,839		147,560	(6)
Total shareholders’ equity	$774,422	756,520	692,941	623,661		554,134
Statutory surplus(3)	$752,004	746,905	690,547	605,967	(6)	546,586	(6)
SHARE INFORMATION(3)
Net earnings per share:
Basic	$7.46	5.40	4.21	2.90		2.84
Diluted	$7.30	5.27	4.07	2.80		2.76
Comprehensive earnings per share:(2)
Basic	$7.06	6.30	3.30	3.23		3.89
Diluted	$6.91	6.14	3.19	3.12		3.78
Cash dividends declared per share	$0.87	0.75	0.63	0.51		0.40
Book value per share	$34.95	31.17	27.12	24.64		22.02
Closing stock price	$56.79	56.42	49.87	41.57		37.46
Stock split
Weighted average shares outstanding:(4)
Basic	23,574	24,918	25,459	25,223		25,120
Diluted	24,085	25,571	26,324	26,093		25,846
Common shares outstanding	22,155	24,273	25,551	25,316		25,165
OTHER NON-GAAP FINANCIAL INFORMATION(1)
Net premiums written to statutory surplus (3)	72%	74%	72%	84%		87%
GAAP combined ratio(5)	71.4	84.1	86.0	92.2		92.0
Statutory combined ratio(3) (5)	73.3	84.0	86.7	93.8		93.1

(amounts in thousands, except per share data)	2002		2001	2000	1999	1998	1997
OPERATING RESULTS
Gross premiums written(1)	707,453		511,985	437,867	339,575	291,073	278,843
Consolidated revenue	382,153		309,354	263,496	225,756	168,114	169,424
Net earnings	35,852		31,047	28,693	31,451	28,239	30,171
Comprehensive earnings(2)	13,673		11,373	42,042	20,880	51,758	66,415
Net cash provided from operating activities	161,971		77,874	53,118	58,361	23,578	35,022
FINANCIAL CONDITION
Total investments	1,000,027		793,542	756,111	691,244	677,294	603,857
Total assets	1,719,327		1,390,970	1,281,323	1,170,363	1,012,685	911,741
Unpaid losses and settlement expenses	732,838		604,505	539,750	520,494	415,523	404,263
Total debt	54,356		77,239	78,763	78,397	39,644	24,900
Total shareholders’ equity	456,555	(4)	335,432	326,654	293,069	293,959	266,552
Statutory surplus(3)	401,269	(4)	289,997	309,945	286,247	314,484	265,526
SHARE INFORMATION(3)
Net earnings per share:
Basic	1.80		1.58	1.46	1.55	1.34	1.45
Diluted	1.75		1.55	1.44	1.54	1.33	1.33
Comprehensive earnings per share:(2)
Basic	0.69		0.58	2.14	1.03	2.46	3.19
Diluted	0.67		0.57	2.11	1.02	2.43	2.88
Cash dividends declared per share	0.35		0.32	0.30	0.28	0.26	0.24
Book value per share	18.50	(4)	16.92	16.66	14.84	14.22	12.35
Closing stock price	27.90		22.50	22.35	17.00	16.63	19.93
Stock split	200	%(7)				125%
Weighted average shares outstanding:(4)
Basic	19,937		19,630	19,634	20,248	21,028	20,804	(8)
Diluted	20,512		20,004	19,891	20,444	21,276	23,428	(8)
Common shares outstanding	24,681		19,826	19,608	19,746	20,670	21,586
OTHER NON-GAAP FINANCIAL INFORMATION(1)
Net premiums written to statutory surplus (3)	103%		109%	84%	79%	46%	54%
GAAP combined ratio(5)	95.6		97.2	94.8	91.2	88.2	86.8
Statutory combined ratio(3) (5)	92.4		95.8	95.8	90.1	88.4	90.4

(1)                     See page 2-3 for information regarding non-GAAP financial measures.

(2)                     See note 1.P to the consolidated financial statements.

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

(5)                     The GAAP and statutory combined ratios are impacted by favorable development on prior accident years’ loss reserves. See note 6 for further discussion.

(6)                     On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commission, of $98.9 million. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. Remaining funds were retained at the holding company.

(7)                     On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retro-actively stated to reflect this split.

(8)                     In July 1993, we issued $46.0 million of convertible debentures. In July 1997, these securities were called for redemption. This conversion created an additional 4.4 million new shares of RLI common stock.

RLI

DIFFERENT WORKS

9025 N. Lindbergh Drive, Peoria, IL 61615-1431 | T 309-692-1000, 800-331-4929 F 309-692-1068 | www.rlicorp.com ©2008 RLI Corp.

RLI0308 2.5M