Form 10-K, Exhibit 13
period 2010-12-31
RLI CORP
filed 2011-02-25
CIK 84246

Exhibit 13

With challenge comes opportunity

2010 RLI CORP. ANNUAL REPORT

RLI

DIFFERENT WORKS

TABLE OF CONTENTS

1	PRESIDENT’S LETTER TO SHAREHOLDERS

6	MANAGEMENT’S DISCUSSION AND ANALYSIS

33	CONSOLIDATED BALANCE SHEETS

34	CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

35	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

36	CONSOLIDATED STATEMENTS OF CASH FLOWS

38	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

62	LETTERS OF RESPONSIBILITY

66	SELECTED FINANCIAL DATA

68	COMPANY LEADERS

70	INVESTOR INFORMATION

71	GLOSSARY

FINANCIAL HIGHLIGHTS

In thousands, except combined ratio,
per-share and return on equity data	2010	2009	% change
Gross premiums written	$636,316	$631,200	0.8%
Net premiums written	485,140	469,916	3.2%
Consolidated revenue	583,424	546,552	6.7%
Net earnings	127,432	93,845	35.8%
GAAP combined ratio	80.7	82.3	-1.9%
Total shareholders’ equity	791,376	832,250	-4.9%
Per-share data:
Net earnings	$6.00	$4.32	38.9%
Cash dividends declared:
Ordinary	1.15	1.08	6.5%
Special	7.00	—	—
Book value	37.75	39.14	-3.6%
Year-end closing stock price	52.57	53.25	-1.3%
Return on equity	15.0%	12.2%	23.0%

PRESIDENT’S LETTER TO SHAREHOLDERS

Throughout our nearly 50 years in business, RLI has faced a number of significant challenges. The economy has fluctuated, competitors have entered and exited the marketplace, and customer needs have changed. But we believe that with challenge comes opportunity. And in 2010, despite an uncertain economy and significant market pressures, we took advantage of the opportunities presented to us and made investments that will strengthen our company for the future.

WITH CHALLENGE

COMES OPPORTUNITY

At RLI, we don’t stand still. Despite the challenges we face, we always strive to improve and evolve into a stronger organization — enhancing shareholder value and maintaining the financial strength to protect our customers’ assets. We believe that’s one of the reasons we have not only weathered storms of the past, but we’ve thrived in spite of them.

In 2010, we maintained our underwriting discipline while continuing to look for strategic investment and partnership opportunities. Some of these opportunities were found within our existing product lines, while others were found outside of the company. And while we believe that these were good decisions in 2010, we’re even more excited by the opportunities they will present in the future. We are well-positioned to capitalize on them as the economy improves.

UNDERSTANDING THE CHALLENGES

One of the ways we make sure we’re prepared for the future is by being diligent in following the marketplace today. Every investment we make is based on our knowledge of industry trends — past, present and future.

We expect that the weak insurance market conditions from 2010 will continue for the near future. We’re keeping an eye on industry results as the broad leading indicator of when the market will turn.

The excess and surplus lines market is being battered by a number of forces. A prolonged weak insurance market, several years of pricing compression and growing competition are impacting the industry.

Some industry leaders have predicted that market improvement is coming very quickly. But we don’t see it yet. We’re preparing for it and know that it will happen; we just don’t know when. We think it’s more important to focus on products that will help us succeed regardless of whether it’s a weak market or a strong market.

FOCUSING ON PROFITABILITY

We’re proud to report that our results in this difficult economic and business climate were very good. Our success was driven by growth in our property and surety

Jonathan E. Michael
RLI Corp. President & CEO

10-YEAR CUMULATIVE SHAREHOLDER RETURN

Over the past 10 years, RLI’s total return to shareholders has been significantly better than that of the S&P 500.

Comparison of 10-year annualized total return — RLI: 12.0%, S&P 500: 1.4%

Assumes $100 invested on December 31, 2000, in RLI and the S&P 500, with reinvestment of dividends.

business, and we also benefited from strategic initiatives that we pursued over the last three years.

Our performance in 2010 resulted in a 36 percent increase in net earnings to $127 million. RLI achieved $95 million of underwriting income, compared to $87 million in 2009. We ended the year with a GAAP combined ratio of 80.7, which was 2 percent better than 2009. This marks our 15th consecutive year of underwriting income, which is a testament to our disciplined approach to our business and our employees’ commitment to underwriting excellence.

Overall investment income was flat at $67 million in 2010 and 2009. Our overall investment portfolio’s return for the year was 7 percent. Lower reinvestment rates, dividend cuts and changes in asset allocation were primary factors contributing to flat investment income results in 2010. Comprehensive earnings were also down in 2010 to $146 million versus $156 million in 2009.

As a result of our positive financial results during the year, our A+ ratings were reaffirmed again by A.M. Best and Standard & Poor’s. We are also proud to have been named as one of the insurance industry’s top performing companies by the Ward’s 50® Top Performers List — an honor we have enjoyed every year since the list was created 20 years ago.

DELIVERING TO SHAREHOLDERS

In 2010, we paid a special dividend — the first time in our history that we have done so. We believe this reflects our strong financial position and confidence in our platform businesses to continue generating funds to invest in new opportunities. While we always look to invest excess capital in new business opportunities, sometimes we generate capital at a faster pace than it can be effectively deployed. When this occurs, we return our excess capital to our shareholders. In fact, over the last five years we have returned over half a billion dollars to our shareholders in the form of dividends and share repurchases.

Providing solid returns to our shareholders is always a top priority. In the last decade, the average shareholder in S&P 500 stocks gained 15 percent, while shareholders of RLI achieved a 212 percent increase in value, including dividends. Our employees and shareholders can be proud of these returns.

RESHAPING OUR COMPANY

The RLI of today doesn’t look much like the RLI formed in 1965. In fact, it looked less like that company in 2010 than it ever has. But we believe that’s a good thing. We have been

BOOK VALUE GROWTH

Over the past five years, RLI has returned over a half a billion dollars to its shareholders in the form of dividends and share repurchases.

willing to re-shape the company product mix to reflect the opportunities available in the market. In 2005, our business was approximately 70 percent casualty; in 2010, our casualty business was approximately 50 percent of our business. We have made many small, diversified product investments over the past few years — and we’re able to do so with confidence because of our financial strength. These investments lay the seeds for future growth.

Of course the fundamental principles that have driven our success are at the forefront of all we do. We insist on disciplined underwriting and approach every opportunity for growth with profitability as the goal. We’re strategic about where we take risks, and only pursue those opportunities we understand and where we can tie the risk to rewards — maintaining our commitment to aligning business objectives with shareholder value.

New products launched within the last three years contributed nearly $75 million in gross premiums in 2010. Among these new offerings are professional liability and P&C products for design professionals, crop reinsurance and cyber liability insurance. We’re excited to continue finding new niches and welcoming aboard the entrepreneurial-minded underwriters who will make them a success. In 2010, we identified and leveraged a number of market and product opportunities.

In January 2010, we announced a crop reinsurance partnership with ProAg. This has added to our diversification efforts and increased revenue. We expect commodity prices to remain robust in 2011, which will help drive continued revenue growth from this product. We’re confident our entry into this product line as a reinsurer was a prudent move that will enhance shareholder value.

In December we announced that we will be acquiring Contractors Bonding and Insurance Company (CBIC) — an opportunity to expand our surety operation and enhance our product lines with a package policy for small contractors. We believe the people in the CBIC organization have a mindset similar to ours, making them a great fit for our culture. We look forward to expanding our opportunities in this specialty market.

Another way we grow our business is by paying attention to the marketplace and looking for underserved niches that we can fill. For example, in 2010, we entered the growing pet insurance market, partnering with Embrace Pet Insurance Agency, LLC. This agreement allows us to underwrite pet insurance policies for Embrace.

STATUTORY COMBINED RATIO

Underwriting profitability requires a combined ratio less than 100. Our average statutory combined ratio has beaten the industry average by 15 points over the last decade.

* Source: Insurance Information Institute (2010 estimated)

We also examined our existing products in 2010, and re-aligned and expanded our offerings — like our professional services group and executive products group — to better meet customer needs and position ourselves for future growth. We invested in several product extensions within the following businesses: our personal umbrella, cyber liability (network security and privacy), real estate investment trust (REITs), railroad protective and environmental liability.

RECOGNIZING OUR TEAM

Of course, we recognize that our growth and results in 2010 would not have been possible without our dedicated employees. Turning challenges into opportunities takes the most talented people in the industry — and we believe we have them at RLI. We are successful because of the hard work, dedication and sound decision-making of our team, from underwriters to claims and support talent. We work in an environment where we are free to make decisions and are enabled by the processes and home office support needed to succeed. In 2010, we continued to invest in people and processes to move our business forward. Every employee has a role in our success, and all are rewarded financially for their efforts. This is our company, and we are proud of our accomplishments.

PREPARING FOR THE FUTURE

We faced a number of challenges in 2010 — challenges that we overcame to achieve our 15th consecutive year of underwriting profit. We expect that 2011 will also bring its share of challenges, with a continued weak market. The result will likely be an escalation in industry mergers and acquisitions. We will keep a close eye on all these activities and be ready to adapt our business, or seize opportunities that arise as a result.

Thanks to our continued strong balance sheet and the solid foundation on which we operate, we’re confident that we are well-positioned for any changes in the marketplace. We will continue to focus on profitable growth opportunities and diversification, all while managing a difficult insurance pricing environment and weak economy. And as we did in 2010, we will take advantage of those that make the most sense for our continued success.

/s/ Jonathan E. Michael
Jonathan E. Michael
President & CEO
February 25, 2011

BOOK VALUE PER SHARE

Since 2005, book value has grown 21 percent.

NET EARNINGS PER SHARE

Each share of our stock has generated $26.49 of diluted earnings since 2005.

*Ending book value for 2010 reflects a $7.00 decrease due to the special dividend paid.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

RLI Corp. underwrites selected property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group. As a niche company, we offer specialty insurance coverages designed to meet specific insurance needs of targeted insured groups and underwrite for certain markets that are underserved by the insurance and reinsurance industry, such as our difference in conditions coverages or oil and gas surety bonds. We also provide types of coverages not generally offered by other companies, such as our stand-alone personal umbrella policy. The excess and surplus market, which unlike the standard admitted market, is less regulated and more flexible in terms of policy forms and premium rates, provides an alternative for customers with hard-to-place risks. When we underwrite within the surplus lines market, we are selective in the line of business and type of risks we choose to write. Using our non-admitted status in this market allows us to tailor terms and conditions to manage these exposures more effectively than our admitted counterparts. Often, the development of these specialty insurance coverages is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. Once a proposal is submitted, underwriters determine whether it would be a viable product based on our business objectives.

The foundation of our overall business strategy is to underwrite for profit in all market conditions and we have achieved this for 15 consecutive years, averaging an 87.6 combined ratio over that period of time. This foundation drives our ability to provide shareholder returns in three different ways: the underwriting income itself, net investment income from our investment portfolio and long-term appreciation in our equity portfolio. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on generating total return. The fixed income portfolio consists primarily of highly rated, diversified, liquid investment-grade securities. Regular underwriting income allows a portion of our shareholders’ equity to be invested in equity securities. Our equity portfolio consists of a core stock portfolio weighted toward dividend-paying stocks, as well as exchange traded funds (ETFs). A private equity investment, our minority ownership in Maui Jim, Inc. (Maui Jim), has also enhanced overall returns. We have a diversified investment portfolio and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite fluctuations of realized and unrealized gains and losses in the equity portfolio, our investment in equity securities as part of a long-term asset allocation strategy has contributed significantly to our historic growth in book value.

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

The casualty portion of our business consists largely of general liability, personal umbrella, transportation, executive products, commercial umbrella, multi-peril program business and other specialty coverage, such as our professional liability for design professionals. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment is also subject to inflation risk and may be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment primarily includes commercial fire, earthquake, difference in conditions, marine, facultative and treaty assumed reinsurance, including crop, and, in the state of Hawaii, select personal lines policies. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by minimizing the total policy limits written in a particular region, by purchasing reinsurance, and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events. Our assumed multi-peril crop and hail treaty reinsurance business covers revenue shortfalls or production losses due to natural causes such as drought, excessive moisture, hail, wind, frost, insects and disease. Significant aggregation of these losses are mitigated by the Federal Government reinsurance program that provides stop loss protection inuring to our benefit.

The surety segment specializes in writing small-to-large commercial and small contract surety coverages, as well as those for the energy (plugging and abandonment of oil wells), petrochemical and refining industries. We offer miscellaneous bonds, including license and permit, notary and court bonds. We also offer fidelity and crime coverage for commercial insureds and select financial institutions. Often, our surety coverages involve a statutory requirement for bonds. While these bonds have maintained a relatively low loss ratio, losses may fluctuate due to adverse economic conditions that may affect the financial viability of an insured. The contract surety marketplace guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to adverse economic conditions or the deterioration of a contractor’s financial condition. This line has historically produced marginally higher loss ratios than other surety lines during economic downturns.

The insurance marketplace softened over the last several years, meaning that the marketplace became more competitive and prices were falling even as coverage terms became less restrictive. Nevertheless, we believe that our business model is geared to create underwriting income by focusing on sound risk selection and discipline. Our primary focus will continue to be on underwriting profitability, as opposed to premium growth or market share measurements.

GAAP AND NON-GAAP FINANCIAL PERFORMANCE METRICS

Throughout this annual report, we present our operations in the way we believe will be most meaningful, useful and transparent to anyone using this financial information to evaluate our performance. In addition to the GAAP (generally accepted accounting principles in the United States of America) presentation of net income, we show certain statutory reporting information and other non-GAAP financial measures that we believe are valuable in managing our business and drawing comparisons to our peers. These measures are underwriting income, gross premiums written, net premiums written, combined ratios and net unpaid loss and settlement expenses.

Following is a list of non-GAAP measures found throughout this report with their definitions, relationships to GAAP measures and explanations of their importance to our operations.

Underwriting Income

Underwriting income or profit represents one measure of the pretax profitability of our insurance operations and is derived by subtracting losses and settlement expenses, policy acquisition costs and insurance operating expenses from net premium earned. Each of these captions is presented in the statements of earnings but not subtotaled. However, this information is available in total and by segment in note 11 to the consolidated financial statements, regarding operating segment information. The nearest comparable GAAP measure is earnings before income taxes which, in addition to underwriting income, includes net investment income, net realized gains/losses on investments, general corporate expenses, debt costs and unconsolidated investee earnings.

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

Net Unpaid Loss and Settlement Expenses

Unpaid losses and settlement expenses, as shown in the liabilities section of our balance sheets, represents the total obligations to claimants for both estimates of known claims and estimates for incurred but not reported (IBNR) claims. The related asset item, reinsurance balances recoverable on unpaid losses and settlement expense, is the estimate of known claims and estimates of IBNR that we expect to recover from reinsurers. The net of these two items is generally referred to as net unpaid loss and settlement expenses, and is commonly used in our disclosures regarding the process of establishing these various estimated amounts.

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

CRITICAL ACCOUNTING POLICIES

LOSSES AND SETTLEMENT EXPENSES

Overview

Loss and loss adjustment expense (LAE) reserves represent our best estimate of ultimate payments for losses and related settlement expenses from claims that have been reported but not paid, and those losses that have occurred but have not yet been reported to us. Loss reserves do not represent an exact calculation of liability, but instead represent our estimates, generally utilizing individual claim estimates, actuarial expertise and estimation techniques at a given accounting date. The loss reserve estimates are expectations of what ultimate settlement and administration of claims will cost upon final resolution. These estimates are based on facts and circumstances then known to us, review of historical settlement patterns, estimates of trends in claims frequency and severity, projections of loss costs, expected interpretations of legal theories of liability and many other factors. In establishing reserves, we also take into account estimated recoveries from reinsurance, salvage and subrogation. The reserves are reviewed regularly by a team of actuaries we employ.

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

Due to inherent uncertainty underlying loss reserve estimates, including, but not limited to, the future settlement environment, final resolution of the estimated liability may be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a significantly different amount than currently reserved — favorable or unfavorable.

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

Within a reasonable period of time after a claim is reported, our claim department completes an initial investigation and establishes a case reserve. This case-specific reserve is an estimate of the ultimate amount we will have to pay for the claim, including related legal expenses and other costs associated with resolving and settling it. The estimate reflects all of the current information available regarding the claim, the informed judgment of our professional claim personnel regarding the nature and value of the specific type of claim and our reserving practices. During the life cycle of a particular claim, as more information becomes available, we may revise the estimate of the ultimate value of the claim either upward or downward. We may determine that it is appropriate to pay portions of the reserve to the claimant or related settlement expenses before final resolution of the claim. The amount of the individual claim reserve will be adjusted accordingly and is based on the most recent information available.

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

All decisions regarding our best estimate of ultimate loss and LAE reserves are made by our Loss Reserve Committee (LRC). The LRC is made up of various members of the management team including the chief executive officer, chief operating officer, chief financial officer, chief actuary, general counsel and other selected executives. We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses. Based on current assumptions used in calculating reserves, we believe that our overall reserve levels at December 31, 2010, make a reasonable provision to meet our future obligations.

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

For most property products, we use an alternative method of determining an appropriate provision for initial IBNR. Since this segment is characterized by a shorter period of time between claim occurrence and claim settlement, the IBNR reserve is determined by an IBNR percentage applied to premium earned. The IBNR percentage is determined based on historical reserve patterns and is updated periodically. In addition, for assumed reinsurance, consideration is given to information provided by the ceding company. No deductions for paid or case reserves are made. This alternative method of determining initial IBNR reacts more rapidly to the actual loss emergence and is more appropriate for our property products where final claim resolution occurs over a shorter period of time.

Our crop reinsurance business is unique and is subject to an inherently higher degree of estimation risk during interim periods. As a result, the interim reports and professional judgments of our ceding company’s actuaries and crop business experts provide important information which assists us in estimating our carried reserves.

We do not reserve for natural or man-made catastrophes until an event has occurred. Shortly after such occurrence, we review insured locations exposed to the event, catastrophe model loss estimates based on our own exposures and industry loss estimates of the event. We also consider our knowledge of frequency and severity from early claim reports to determine an appropriate reserve for the catastrophe. These reserves are reviewed frequently to consider actual losses reported and appropriate changes to our estimates are made to reflect the new information.

The initial loss and ALAE ratios that are applied to earned premium are reviewed at least semi-annually. Prospective estimates are made based on historical loss experience adjusted for exposure mix and price change and loss cost trends. The initial loss and ALAE ratios also reflect a provision for estimation risk. We consider estimation risk by segment and product line. A segment with greater overall volatility and uncertainty has greater estimation risk. Characteristics of segments and products with higher estimation risk include, but are not limited to, the following:

•                  Significant changes in underlying policy terms and conditions,

•                  A new business or one experiencing significant growth and/or high turnover,

•                  Small volume or lacking internal data requiring significant utilization of external data,

•                  Unique reinsurance features including those with aggregate stop-loss, reinstatement clauses, commutation provisions, or clash protection,

•                  Longer emergence patterns with exposures to latent unforeseen mass tort,

•                  Assumed reinsurance businesses where there is an extended reporting lag and/or a heavier utilization of ceding company data and claims and product expertise,

•                  High severity and/or low frequency,

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

Loss and LAE Reserve Estimation Process

A full analysis of our loss reserves takes place at least semi-annually. The purpose of this analysis is to provide validation of our carried loss reserves. Estimates of the expected value of the unpaid loss and LAE are derived using actuarial methodologies. These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance.

The process of estimating ultimate payment for claims and claims expenses begins with the collection and analysis of current and historical claim data. Data on individual reported claims, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics. There is judgment involved in this grouping. Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each cohort and both settlement and payment pattern consistency. We use this data to determine historical claim reporting and payment patterns which are used in the analysis of ultimate claim liabilities. For portions of the business without sufficiently large numbers of policies or that have not accumulated sufficient historical statistics, our own data is supplemented with external or industry average data as available and when appropriate. For our new products such as our crop reinsurance business, as well as for executive products and marine business, we utilize external data extensively.

In addition to the review of historical claim reporting and payment patterns, we also incorporate estimated losses relative to premium (loss ratios) by year into the analysis. The expected loss ratios are based on a review of historical loss performance, trends in frequency and severity and price level changes. The estimates are subject to judgment including consideration given to available internal and industry data, growth and policy turnover, changes in policy limits, changes in underlying policy provisions, changes in legal and regulatory interpretations of policy provisions and changes in reinsurance structure.

We use historical development patterns, expected loss ratios and standard actuarial methods to derive an estimate of the ultimate level of loss and LAE payments necessary to settle all the claims occurring as of the end of the evaluation period. Once an estimate of the ultimate level of claim payments has been derived, the amount of paid loss and LAE and case reserve through the evaluation date is subtracted to reveal the resulting IBNR.

Our reserve processes include multiple standard actuarial methods for determining estimates of IBNR reserves. Other supplementary methodologies are incorporated as necessary. Mass tort and latent liabilities are examples of exposures where supplementary methodologies are used. Each method produces an estimate of ultimate loss by accident year. We review all of these various estimates and the actuaries assign weights to each based on the characteristics of the product being reviewed.

Our estimates of ultimate loss and LAE reserves are subject to change as additional data emerges. This could occur as a result of change in loss development patterns, a revision in expected loss ratios, the emergence of exceptional loss activity, a change in weightings between actuarial methods, the addition of new actuarial methodologies, new information that merits inclusion or the emergence of internal variables or external factors that would alter our view.

There is uncertainty in the estimates of ultimate losses. Significant risk factors to the reserve estimate include, but are not limited to, unforeseen or unquantifiable changes in:

•                  Loss payment patterns,

•                  Loss reporting patterns,

•                  Frequency and severity trends,

•                  Underlying policy terms and conditions,

•                  Business or exposure mix,

•                  Operational or internal processes affecting the timing of loss and LAE transactions,

•                  Regulatory and legal environment, and/or

•                  Economic environment.

Our actuaries engage in discussions with senior management, underwriting and the claim department on a regular basis to attempt to ascertain any substantial changes in operations or other assumptions that are necessary to consider in the reserving analysis.

A considerable degree of judgment in the evaluation of all these factors is involved in the analysis of reserves. The human element in the application of judgment is unavoidable when faced with uncertainty. Different experts will choose different assumptions, based on their individual backgrounds, professional experiences and areas of focus. Hence, the estimate selected by various qualified experts may differ significantly from each other. We consider this uncertainty by examining our historic reserve accuracy and through an internal peer review process.

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

Determination of Our Best Estimate

Upon completion of our full loss and LAE estimation analysis, the results are discussed with the LRC. As part of this discussion, the analysis supporting an indicated point estimate of the IBNR loss reserve by product is reviewed. The actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated point estimate. A review of the resulting variance between the indicated reserves and the carried reserves determined from the initial IBNR generation process takes place. Quarterly, we also consider the most recent actual loss emergence compared to the expected loss emergence derived using the last full loss and ALAE analyses. Our actuaries make a recommendation to management in regards to booked reserves that reflect their analytical assessment and view of estimation risk. After discussion of these analyses and all relevant risk factors, the LRC determines whether the reserve balances require adjustment. Resulting reserve balances have always fallen within our actuaries’ reasonable range of estimates.

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

Actuarial methods attempt to quantify future events. However, insurance companies are subject to unique exposures that are difficult to foresee at the point coverage is initiated and, often, many years subsequent. Judicial and regulatory bodies involved in interpretation of insurance contracts have increasingly found opportunities to expand coverage beyond that which was intended or contemplated at the time the policy was issued. Many of these policies are issued on an “all risk” and occurrence basis. Aggressive plaintiff attorneys have often sought coverage beyond the insurer’s original intent. Some examples would be the industry’s ongoing asbestos and environmental litigation, court interpretations of exclusionary language for mold and construction defect, and debates over wind versus flood as the cause of loss from major hurricane events.

We believe that because of the inherent variation and the likelihood that there are unforeseen and under-quantified liabilities absent from the actuarial estimate, it is prudent to carry loss reserves above the actuarial point estimate. Most of our variance between the carried reserve and the actuarial point estimate is in the most recent accident years for our casualty segment, where the most significant estimation risks reside. These estimation risks are considered when setting the initial loss ratios. In the cases where these risks fail to materialize, favorable loss development will likely occur over subsequent accounting periods. It is also possible that the risks materialize above the amount we considered when booking our initial loss reserves. In this case, unfavorable loss development is likely to occur over subsequent accounting periods.

Our best estimate of loss and LAE reserves may change as a result of a revision in the actuarial point estimate, the actuary’s certainty in the estimates and processes and our overall view of the underlying risks. From time to time, we benchmark our reserving policies and procedures and refine them by adopting industry best practices where appropriate. A detailed, ground-up analysis of the actuarial estimation risks associated with each of our products and segments, including an assessment of industry information, is performed annually.

Loss reserve estimates are subject to a high degree of variability due to the inherent uncertainty of ultimate settlement values. Periodic adjustments to these estimates will likely occur as the actual loss emergence reveals itself over time. We believe our loss reserving processes reflect industry best practices and our methodologies result in a reasonable provision for reserves as of December 31, 2010.

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

We regularly evaluate our fixed income and equity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are some of the key factors we consider for determining if a security is other-than-temporarily impaired:

•                  The length of time and the extent to which the fair value has been less than cost,

•                  The probability of significant adverse changes to the cash flows on a fixed income investment,

•                  The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, or the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims,

•                  The probability that we will recover the entire amortized cost basis of our fixed income securities prior to maturity, or

•                  For our equity securities, our expectation of recovery to cost within a reasonable period of time.

Quantitative criteria considered during this process include, but are not limited to: the degree and duration of current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security’s fair value being below cost and, for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the credit quality, current economic conditions, the anticipated speed of cost recovery, the financial health of and specific prospects for the issuer, as well as our absence of intent to sell or requirement to sell fixed income securities prior to maturity. In addition, we consider price declines of securities in our OTTI analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

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

For mortgage-backed securities and asset-backed securities that have significant unrealized loss positions and major rating agency downgrades, credit impairment is assessed using a cash flow model that estimates likely payments using security-specific collateral and transaction structure. All our mortgage-backed and asset-backed securities remain AAA-rated by the major rating agencies and the fair value is not significantly less than amortized cost.  In addition, the current cash flow assumptions are the same assumptions used at purchase which reflects no credit issues at this time.

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

DEFERRED POLICY ACQUISITION COSTS

We defer commissions, premium taxes and certain other costs that vary with, and are primarily related to, the acquisition of insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are reviewed on a segment basis and are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs. See note 1 D to the consolidated financial statements for the discussion of a prospective accounting standard that will impact the accounting for costs associated with acquiring insurance policies in 2012.

DEFERRED TAXES

We record net deferred tax assets to the extent temporary differences representing future deductible items exceed future taxable items. A significant amount of our deferred tax assets relate to expected future tax deductions arising from claim reserves and future taxable income related to changes in our unearned premium.

Periodically, management reviews our deferred tax positions to determine if it is more-likely-than-not that the assets will be realized. These reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing of when assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can use to increase the likelihood that the tax assets will be realized. If after conducting the periodic review management determines that the realization of the tax asset does not meet the more-likely-than-not criteria, an offsetting valuation allowance is recorded, thereby reducing net earnings and the deferred tax asset in that period. In addition, management must make estimates of the tax rates expected to apply in the periods in which future taxable items are realized. Such estimates include determinations and judgments as to the expected manner in which certain temporary differences, including deferred amounts related to our equity method investment, will be recovered. These estimates enter into the determination of the applicable tax rates and are subject to change based on the circumstances.

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

Additional discussion of other significant accounting policies may be found in note 1 to the consolidated financial statements.

RESULTS OF OPERATIONS

Consolidated revenue, as displayed in the table that follows, totaled $583.4 million for 2010, compared to $546.6 million in 2009 and $561.0 million in 2008.

CONSOLIDATED REVENUE

	Year ended December 31,
(in thousands)	2010	2009	2008
Net premiums earned	$493,382	$491,961	$528,764
Net investment income	66,799	67,346	78,986
Net realized investment gains (losses)	23,243	(12,755)	(46,738)
Total consolidated revenue	$583,424	$546,552	$561,012

Revenue increased in 2010 after declining during 2009. Premiums earned from insurance operations improved slightly, while investment results were up markedly in 2010, following a decline in 2009, which was marked by turmoil in the financial markets. Net premiums earned advanced less than 1 percent in 2010, following a 7 percent decline in 2009. New product initiatives over the last several years, particularly in the property and surety segments, are beginning to gain scale and are serving to offset revenue declines in our casualty segment, which is most affected by the weak economy and continued rate softening. Investment income declined in 2010 and 2009 as a result of lower reinvestment rates, dividend cuts and changes in asset allocation. In 2008, while interest rates were declining, investment income had remained flat due to a shift in asset mix toward higher-yielding securities (preferred stock and high-yield municipal bond fund). During 2010, we recorded net realized investment gains of $23.2 million, due in large part to gains taken on the fixed income portfolio. During 2009, we had recorded $12.8 million in net realized investment losses. Turmoil in the equity and financial markets, which began in the last half of 2008, continued through the first part of 2009 and resulted in the recognition of additional investment losses, primarily from other-than-temporarily impaired securities. During 2008, we recorded $46.7 million in net realized investment losses, primarily from other-than-temporarily impaired securities. Impairment charges were recorded on a high-yield municipal bond fund and securities in the financial sector, as the credit crisis and financial turmoil negatively impacted fixed income and equity values in the latter half of 2008.

NET EARNINGS

	Year ended December 31,
(in thousands)	2010	2009	2008
Underwriting income	$95,395	$86,785	$83,063
Net investment income	66,799	67,346	78,986
Net realized investment gains (losses)	23,243	(12,755)	(46,738)
Debt interest	(6,050)	(6,050)	(6,704)
Corporate expenses	(7,998)	(7,941)	(6,853)
Investee earnings	7,101	5,052	4,844
Pretax earnings	$178,490	$132,437	$106,598
Income tax expense	(51,058)	(38,592)	(27,922)
Net earnings	$127,432	$93,845	$78,676

Net earnings increased in 2010 and 2009, after declining in 2008, a year that was heavily influenced by net realized investment losses. Results for 2010 and 2009 benefited from benign catastrophe seasons, while results for 2008 were impacted by $24.0 million in hurricane losses. Underwriting income for all three periods benefited from favorable emergence on prior accident years’ reserves.

Underwriting income was $95.4 million in 2010, compared to $86.8 million in 2009 and $83.1 million in 2008. The result for each of these periods was the product of disciplined underwriting in the current accident year, coupled with favorable development on prior accident years’ reserves. In a soft market, as we have seen in the past several years, disciplined underwriting can result in a reduction in premium revenue. During 2009 and 2008, our premium revenue declined as a result of this discipline. During this time, we continued to invest in new product initiatives and geographic expansion to help offset the decline in existing products and to position ourselves for growth when the market improves. During 2010, earned premiums grew less than 1 percent as recent initiatives served to offset the decline of products most impacted by the market. Our underwriting discipline, however, can differentiate us from the broader insurance market by ensuring more adequate pricing of both new and renewal business and can serve to slow the pace of deterioration in underwriting results. In 2010, we experienced $83.2 million in favorable development on prior accident years’ reserves, compared to favorable development of $66.6 million in 2009 and $62.3 million in 2008. Further discussion of reserve development can be found in note 6 to the consolidated financial statements.

Bonus and profit-sharing amounts earned by executives, managers and associates are predominately influenced by corporate performance, including operating earnings, combined ratio and return on capital. Return on capital measures comprehensive earnings against a minimum required return on capital. Return on capital is the sole measure of executive bonus achievement and represents nearly one third of manager and associate bonus targets. Bonus and profit sharing-related expenses, attributable to operating earnings and combined ratio, were increased in 2010, 2009 and 2008 due to the aforementioned favorable reserve developments. In addition, the level of comprehensive earnings (loss) achieved impacted bonus and profit sharing amounts earned. Comprehensive earnings were $146.0 million in 2010 compared to $156.1 million in 2009, and a comprehensive loss of $1.9 million in 2008. As a result of comprehensive earnings and the improved return on capital in 2010 and 2009, bonus and profit sharing amounts were over $10 million higher in these years compared to 2008. In 2008, the comprehensive loss resulted in the elimination of bonus and profit-sharing amounts earned based on return on capital, as well as reductions in amounts accrued but at-risk on prior years. Performance-related expenses impact policy acquisition, insurance operating and general corporate expenses line items in the financial statements. While performance-related expenses increased in 2010 and 2009, expense control efforts, which began in 2008, have continued and served to reduce the amount of non-performance related expenses.

Over the past several years, we have invested in our capacity to produce premium. We have expanded our geographic footprint of existing products by adding underwriters and entering new markets, and we have hired teams of underwriters to start new products. As a result, our policy acquisition costs, which include the expenses associated with this expansion, represent an increased percentage of net premiums earned. While policy acquisition costs as a percentage of net premiums earned declined to 32.0 percent in 2010 from 32.9 percent in 2009, they remain above the 30.9 percent reported for 2008. We believe this investment has positioned us well to capitalize on future market opportunities.

Equity in earnings of unconsolidated investee (Maui Jim) increased in 2010 and 2009, after declining in 2008. Investee results for 2010 were reflective of increased sales volume. Results for 2009, while up from 2008, were affected by the economic uncertainty and ensuing effect on consumer discretionary spending.

RLI INSURANCE GROUP

In general, we have experienced continued softening in the marketplace over the last several years. Expansion efforts and new product initiatives, particularly in the property and surety segments, have, however, served to mitigate declines in our casualty segment. New product initiatives added nearly $75 million in gross premiums written in 2010, after adding almost $34 million to premiums in 2009. The increase in 2010 was due to growth in recent initiatives, as well as the expansion into crop reinsurance. Gross premiums written, as reflected in the following table, increased 1 percent in 2010, following a 7 percent decline in 2009 and 8 percent decline in 2008. Increased competition and capacity in the marketplace have resulted in rate declines, particularly in our casualty segment. In addition to the general soft pricing environment, the weak economy has put additional pressure on exposure bases. Insurance premiums in our markets are heavily dependent on customers’ revenues, values transported, miles traveled and number of new projects initiated. While declines in these factors reduce insured exposure, they have a corresponding decrease to premiums written. Overall, casualty writings declined 7 percent in 2010, following declines of 17 percent in 2009 and 13 percent in 2008. On the property side, premium increased 13 percent in 2010 and 3 percent in 2009, after declining in 2008. The result for 2010 was driven by the addition of crop reinsurance, while the property result for 2009 was driven by increased premium in facultative reinsurance, a new coverage launched in 2007. Our surety segment posted increased premium in 2010, 2009 and 2008, due largely to underwriter additions and geographic expansion.

Our underwriting income and combined ratios are displayed in the tables below. Solid underwriting results for the casualty and surety segments were magnified by favorable development on prior accident years’ loss reserves in each of the last three years. The property segment benefited from light hurricane seasons in both 2010 and 2009. In addition, after experiencing a significant amount of unfavorable loss experience in 2009 and 2008 on marine coverages, this segment’s results for 2010 benefited from favorable loss emergence. The following table and narrative provide a more detailed look at individual segment performance over the last three years.

GROSS PREMIUMS WRITTEN

	Year ended December 31,
(in thousands)	2010	2009	2008
Casualty	$309,202	$333,059	$403,337
Property	235,058	207,444	200,794
Surety	92,056	90,697	77,038
Total	$636,316	$631,200	$681,169

UNDERWRITING INCOME

(in thousands)	2010	2009	2008
Casualty	$38,239	$51,488	$46,507
Property	34,085	23,261	15,813
Surety	23,071	12,036	20,743
Total	$95,395	$86,785	$83,063

COMBINED RATIO

	2010	2009	2008
Casualty	83.4	80.6	85.2
Property	81.2	85.0	89.3
Surety	71.3	83.2	69.7
Total	80.7	82.3	84.2

The following table further summarizes revenues (net premiums earned) by major coverage type within each segment:

	Year ended December 31,
(in thousands)	2010	2009	2008
CASUALTY
General liability	$96,659	$115,439	$140,891
Commercial and personal umbrella	61,370	62,388	65,091
Commercial transportation	40,262	42,185	46,710
Executive products	15,841	15,553	13,846
Specialty program business	7,188	21,577	38,340
Other	9,799	7,879	8,603
Total	$231,119	$265,021	$313,481

PROPERTY
Commercial property	$80,471	$81,828	$85,271
Marine	47,981	52,470	48,166
Crop reinsurance	27,082	—	—
Property reinsurance	9,960	7,843	1,649
Other property	16,151	13,162	11,777
Total	$181,645	$155,303	$146,863

SURETY	$80,618	$71,637	$68,420

Grand total	$493,382	$491,961	$528,764

Casualty

Casualty gross premiums written of $309.2 million were down 7 percent in 2010, following declines of 17 percent in 2009 and 13 percent in 2008. Premiums declined on all mature coverages, due to the soft pricing environment and weak economy. General liability, our largest product in this segment, posted gross premiums written of $98.5 million, down 15 percent from 2009. This result followed declines of 17 percent in 2009 and 21 percent in 2008. Rates were down 3 percent in 2010, following declines of 5 percent in 2009 and 12 percent in 2008. In addition, a large portion of the general liability book is construction-related. The significant reduction in construction activity, due to the weak economy, and continued rate deterioration has reduced premiums and exposures. While rates have deteriorated, this coverage continued to sustain profitable results. Also during 2010, the habitational (owner, landord and tenant/non-construction) component of the general liability book sustained adverse loss experience. Re-underwriting efforts were initiated that resulted in the nonrenewal of certain policies, as well as rate increases on policies where pricing was inadequate to cover losses. The combination of these efforts resulted in lost business, which negatively impacted premiums written. Commercial umbrella and transportation also sustained reductions in gross premiums written in each of the last three years, including declines in 2010 of 11 percent and 9 percent, respectively. These results were reflective of continued rate and exposure declines. The weak economy has resulted in umbrella insureds forgoing the purchase of excess limits in some instances and reducing limits in others. In addition to the impact of the economy and soft pricing, there were targeted reductions in premiums for other casualty coverages. Gross premiums written for specialty program business declined 35 percent in 2010 after declining 75 percent in 2009. Adverse loss experience on specialty programs resulted in our re-underwriting of this business, including exiting certain unprofitable programs and scaling back others. In addition, our deductible buy-back coverage was discontinued in 2008. On a positive note, our professional liability coverage for design professionals that was launched in 2009 posted $14.4 million in gross premiums written in 2010, nearly doubling the result for 2009, and in line with expectations. We will remain disciplined in our approach to underwriting coverages in the casualty segment and the soft marketplace is likely to continue to challenge our ability to grow premium in this segment in 2011.

Underwriting income for the casualty segment was $38.2 million in 2010, compared to $51.5 million in 2009 and $46.5 million in 2008. These results translated into combined ratios of 83.4, 80.6, and 85.2, respectively. Favorable development on prior accident years’ loss reserves totaled $65.3 million, $65.5 million and $50.6 million, for 2010, 2009 and 2008, respectively. While the result for 2010 included favorable development on the 1987 accident year from the settlement of an assumed run-off casualty claim, the majority of the favorable emergence over the last three years was concentrated in accident years 2003 through 2008, with the more recent years representing a larger portion of the release. In each of these years, actuarial studies indicated that cumulative experience attributable to many casualty coverages for mature accident years was lower than carried reserves, resulting in the release of reserves.

The segment’s loss ratio was 49.1 in 2010, compared to 46.3 in 2009 and 54.2 in 2008. Each year benefited from favorable reserve development on prior accident years. Current accident year loss ratios, however, have continued to increase. In establishing expected loss ratios for a current accident year, we reflect historical loss experience, historical and projected rate changes and historical and projected loss cost inflation. While favorable loss trends have partially mitigated the impact, the continued decline in rates has resulted in increased loss ratio estimates on current accident years. The expense ratio for the casualty segment was 34.3 in 2010 and 2009, compared to 31.0 in 2008. While operating performance has resulted in increased bonus and profit sharing expenses in the last two years, the continued decline in net premiums earned has resulted in reduced leverage on acquisition and other insurance operating expenses, and as such, a higher expense ratio.

Property

Gross premiums written in the property segment increased by 13 percent in 2010 after posting a 3 percent increase in 2009. These increases follow a decline in premium of 3 percent in 2008. The result for both 2010 and 2009 was due to recent product launches. In January 2010, we initiated a crop reinsurance program in which we began assuming multi-peril crop insurance (MPCI) and crop hail exposure under a quota share agreement. The new crop reinsurance agreement added $27.1 million in gross premiums written in 2010. In addition, our facultative reinsurance division, launched in 2007, produced $15.2 million in premium in 2010, as it continued to build out its footprint. This result was a 31 percent increase in premiums in 2010 after more than doubling in 2009. Lastly, other treaty reinsurance agreements, which were launched in the later part of 2009, expanded in 2010 to include industry loss warranty (ILW) treaties. Under the ILW treaties, we provide reinsurance coverage for windstorm losses if two loss triggers (an industry loss limit trigger and a retention trigger) are met. Our diversification effort into the other assumed reinsurance arrangements added gross premiums written of $4.0 million in 2010. Offsetting these increases, gross premiums written for commercial property declined 3 percent in 2010. We continued to manage our catastrophe exposures as rates softened, due to a second consecutive benign catastrophe season. In addition to the decline in commercial property, gross premiums written for marine coverages also declined. Marine premiums were down 7 percent in 2010, following a decline of 5 percent in 2009. Marine sustained adverse loss experience in 2009, particularly in hull (liability) and protection and indemnity coverages. Consequently, we took certain underwriting actions with respect to these coverages including non-renewing much of the commercial tug and tow portfolio, where a majority of losses were originating, as well as re-underwriting excess liability coverages.

Underwriting income was $34.1 million in 2010, compared to income of $23.3 million in 2009 and $15.8 million in 2008. The segment’s results translated into combined ratios of 81.2, 85.0, and 89.3, for 2010, 2009 and 2008, respectively. Results for 2010 and 2009 benefited from a benign catastrophe season and reserves for the 2008 hurricanes have continued to trend favorably, resulting in reserve take-downs. In 2008, underwriting income was impacted by $22.8 million in losses associated with Hurricanes Gustav and Ike. Additionally, results for 2010 benefited from underwriting income on the crop reinsurance program, as well as favorable development on prior accident years’ losses for marine. In contrast, results for 2009 included unfavorable loss experience on current and prior accident years for marine. This development was primarily attributable to the commercial tug and towing class that impacted both hull and protection and indemnity coverages. As discussed previously, underwriting action, including the non-renewal of unprofitable accounts, was initiated in late 2008 and continued in 2009. During 2009, marine experienced $11.4 million of adverse development (reserve additions) on prior accident years, with the 2008 accident year receiving the largest increase. While we are encouraged by the improvement in marine results in 2010, we continue to closely monitor the results for these coverages.

Surety

Gross premiums written for surety have increased in each of the last three years, as have net premiums earned, improving by 13 percent in 2010, 5 percent in 2009 and 9 percent in 2008. Investment in capacity, through underwriter additions and geographic expansion, fueled premium growth in contract and miscellaneous surety in all three years and in commercial surety in 2010. In addition, we established a new fidelity division in late 2008 focusing on fidelity and crime coverage for commercial insureds and select financial institutions. While premiums for fidelity coverages grew in 2009, they retreated in 2010 as we re-evaluated expanded policy terms and conditions currently available in the marketplace for this product.

Underwriting income totaled $23.1 million in 2010, compared to $12.0 million in 2009 and $20.7 million in 2008. The segment’s results translated into combined ratios of 71.3, 83.2, and 69.7 for 2010, 2009 and 2008, respectively. These represent excellent results for this segment. The segment’s loss ratio was 6.6 in 2010, compared to 16.9 in 2009 and 4.8 in 2008. While all three years benefited from favorable development on prior accident years’ reserves, our loss ratio was higher in 2009 as we established additional reserves due to our concerns over the economy and the normal delayed impact on contract and commercial surety accounts. During 2010, however, loss activity on these lines continued to be below expectations. Given the short-tail nature of surety losses, we released the additional reserves that had been established. Partially offsetting this release, we added $1.1 million in reserves to the 2009 accident year for fidelity, due to losses associated with the financial crisis and expanded coverage conditions in this product line. The expense ratio for the surety segment was 64.7 in 2010, compared to 66.3 in 2009 and 64.9 in 2008. The increase in 2009 is reflective of increased acquisition costs associated with growth initiatives. As the relating premium from these investments began to earn as revenue in 2010, the expense ratio declined.

NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS

During 2010, net investment income decreased by 1 percent primarily due to a falling interest rate environment driving lower reinvestment rates. The average annual yields on our investments were as follows for 2010, 2009 and 2008:

	2010	2009	2008

PRETAX YIELD
Taxable (on book value)	4.71%	5.03%	5.58%
Tax-exempt (on book value)	3.77%	3.79%	3.99%
Equities (on fair value)	2.69%	2.72%	3.81%

AFTER-TAX YIELD
Taxable (on book value)	3.06%	3.27%	3.63%
Tax-exempt (on book value)	3.57%	3.59%	3.78%
Equities (on fair value)	2.31%	2.33%	3.27%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable fixed income securities are subject to our corporate tax rate of 35.0 percent, our tax-exempt municipal securities are subject to a tax rate of 5.3 percent and our dividend income is generally subject to a tax rate of 14.2 percent. During 2010, the average after-tax yield on the fixed income portfolio declined to 3.1 percent from the 3.4 percent yield in 2009. During the year, we focused on purchasing high-quality fixed income investments, primarily defensive in nature in the 5 to 15 year range of the yield curve.

The fixed income portfolio decreased by $44.0 million during the year to raise funds to pay the special dividend declared and paid during the fourth quarter. This portfolio had net realized gains of $15.7 million and a tax-adjusted total return on a mark-to-market basis of 5.6 percent. During 2010, our equity portfolio increased by $59.2 million to $321.9 million, due to increasing our allocation and strong market performance. As of December 31, 2010, our equity portfolio had net unrealized gains of $108.8 million. The total return for the year on the equity portfolio was 13.9 percent.

Our investment results for the last five years are shown in the following table:

						Tax
						Equivalent
					Annualized	Annualized
			Net	Change in	Return	Return
	Average	Net	Realized	Unrealized	on Avg.	on Avg.
	Invested	Investment	Gains	Appreciation	Invested	Invested
(in thousands)	Assets(1)	Income(2)(3)	(Losses)(3)	(3)(4)	Assets	Assets
2006	1,763,016	71,325	31,045	34,395	7.8%	8.6%
2007	1,834,009	78,901	28,966	(14,650)	5.1%	5.9%
2008	1,749,303	78,986	(46,738)	(123,607)	-5.2%	-4.5%
2009	1,755,665	67,346	(12,755)	95,281	8.5%	9.0%
2010	1,827,761	66,799	23,243	28,695	6.5%	6.8%
5-yr Avg.	$1,785,951	$72,671	$4,752	$4,023	4.5%	5.2%

(1)          Average amounts at beginning and end of year.

(2)          Investment income, net of investment expenses.

(3)          Before income taxes.

(4)          Relates to available-for-sale fixed income and equity securities.

We realized $23.2 million in net investment gains in 2010 relating mostly to sales in the fixed income portfolio. Included in this number is $7.4 million in net realized gains in the equity portfolio, $15.7 million in net realized gains in the fixed income portfolio, and other realized gains of $0.1 million. In 2009, we realized $12.8 million in net investment losses. We realized $19.4 million in net realized losses in the equity portfolio, $6.7 million in net realized gains in the fixed income portfolio, and other realized losses of $0.1 million. In 2008, we realized net investment losses of $46.7 million. Included in this number are net realized losses of $38.7 million in the equity portfolio, net realized losses of $8.2 million in the fixed income portfolio, and other realized gains of $0.2 million.

We regularly evaluate the quality of our investment portfolio. When we determine that a specific security has suffered an other-than-temporary decline in value, the investment’s value is adjusted by reclassifying the decline from unrealized to realized losses. This has no impact on shareholders’ equity. During 2010, we did not recognize any OTTI losses. In 2009, we recognized OTTI losses of $45.3 million. Pursuant to the adoption of ASC 320-10-65, all impairments of fixed income securities were recorded through earnings due to our intent to sell the securities. There were $76.2 million in losses associated with the OTTI of securities in 2008.

The following table is used as part of our impairment analysis and illustrates the total value of securities that were in an unrealized loss position as of December 31, 2010. This table segregates the securities based on type, noting the fair value, cost (or amortized cost) and unrealized loss on each category of investment as well as in total. The table further classifies the securities based on the length of time they have been in an unrealized loss position.

December 31, 2010 (in thousands)	<12Mos.	12 Mos. & Greater	Total
U.S. Government
Fair value	$5,689	$—	$5,689
Cost or amortized cost	5,880	—	5,880
Unrealized loss	(191)	—	(191)
U.S. Agency
Fair value	$295,897	$—	$295,897
Cost or amortized cost	304,374	—	304,374
Unrealized loss	(8,477)	—	(8,477)
Mortgage Backed
Fair value	$43,852	$—	$43,852
Cost or amortized cost	44,659	—	44,659
Unrealized loss	(807)	—	(807)
ABS/CMO*
Fair value	$2,160	$—	$2,160
Cost or amortized cost	2,196	—	2,196
Unrealized loss	(36)	—	(36)
Corporate
Fair value	$110,772	$1,951	$112,723
Cost or amortized cost	113,813	2,012	115,825
Unrealized loss	(3,041)	(61)	(3,102)
States, political subdivisions and revenues
Fair value	$80,465	$996	$81,461
Cost or amortized cost	82,652	1,050	83,702
Unrealized loss	(2,187)	(54)	(2,241)
Subtotal, debt securities
Fair value	$538,835	$2,947	$541,782
Cost or amortized cost	553,574	3,062	556,636
Unrealized loss	(14,739)	(115)	(14,854)
Common stock
Fair value	$6,078	$—	$6,078
Cost or amortized cost	6,372	—	6,372
Unrealized loss	(294)	—	(294)
Total
Fair value	$544,913	$2,947	$547,860
Cost or amortized cost	559,946	3,062	563,008
Unrealized loss	(15,033)	(115)	(15,148)

*Asset-backed & collateralized mortgage obligations

The following table is also used as part of our impairment analysis and illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2010, including fair value, cost basis and unrealized gains and losses.

						Unrealized
	Cost		Net Unrealized			Gain/
(in thousands)	Basis	Fair Value	Gains	Losses	Net	Loss%(1)
Common stock:
Consumer discretionary	$15,414	$21,158	$5,744	$—	$5,744	37.3%
Consumer staples	12,576	27,458	14,882	—	14,882	118.3%
Energy	10,635	23,796	13,161	—	13,161	123.8%
Financials	20,816	28,132	7,316	—	7,316	35.1%
Healthcare	5,322	13,528	8,206	—	8,206	154.2%
Industrials	18,040	33,921	15,881	—	15,881	88.0%
Information technology	18,072	28,149	10,077	—	10,077	55.8%
Materials	5,230	7,014	1,784	—	1,784	34.1%
Telecommunications	4,672	9,879	5,207	—	5,207	111.5%
Utilities	37,592	52,858	15,547	(281)	15,266	40.6%
ETFs	64,700	76,004	11,317	(13)	11,304	17.5%
Total	$213,069	$321,897	$109,122	$(294)	$108,828	51.1%

(1)Calculated as the percentage of net unrealized gain (loss) to cost basis

As of December 31, 2010, we held two securities in our equity portfolio that were in unrealized loss positions. The total unrealized loss on these securities was $0.3 million. With respect to both the significance and duration of the unrealized loss positions, we have no equity securities in an unrealized loss of greater than 20 percent for more than six consecutive months.

The fixed income portfolio contained 153 positions at an unrealized loss as of December 31, 2010. Of these 153 securities, two have been in an unrealized loss position for 12 consecutive months or longer and these collectively represent $0.1 million in unrealized losses. The fixed income unrealized losses can be primarily attributed to rising interest rates during the final three months of 2010, and are not credit-specific issues. All fixed income securities in the investment portfolio continue to pay the expected coupon payments under the contractual terms of the securities. In 2009, we adopted GAAP guidance on the recognition and presentation of OTTI. Accordingly, any credit-related impairment related to fixed income securities we do not plan to sell and for which we are not more-likely-than-not to be required to sell is recognized in net earnings, with the non-credit related impairment recognized in comprehensive earnings. Based on our analysis, our fixed income portfolio is of a high credit quality and we believe we will recover the amortized cost basis of our fixed income securities. We continually monitor the credit quality of our fixed income investments to assess if it is probable that we will receive our contractual or estimated cash flows in the form of principal and interest. There were no OTTI losses recognized in other comprehensive earnings in the periods presented.

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

•                  The discontinuance of a segment of the business that may affect the future earnings potential,

•                  Reduction or elimination of dividends,

•                  Specific concerns related to the issuer’s industry or geographic area of operation,

•                  Significant or recurring operating losses, poor cash flows, and/or deteriorating liquidity ratios, and

•                  Downgrades in credit quality by a major rating agency.

Based on our analysis, we’ve concluded that the securities in an unrealized loss position were not other-than-temporarily impaired.

We determined the fair values of certain financial instruments based on the fair value hierarchy. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

INVESTMENTS

We maintain a diversified investment portfolio which has had an 80 percent fixed income and 20 percent equity target over the last five years. We continually monitor economic conditions, our capital position and the insurance market to determine our equity allocation. Given the improvement in economic trends, we have allowed our equity allocation to increase following the credit crises in late 2008 and early 2009 when we reduced our target equity allocation to diminish the volatility of our portfolio. As of December 31, 2010, the portfolio had a fair value of $1.8 billion, down from $1.9 billion at the end of 2009. The decrease in the value of the investment portfolio was the result of returning $146.7 million in capital to shareholders in December 2010, in the form of a special dividend.

As of December 31, 2010, our investment portfolio had the following asset allocation breakdown:

PORTFOLIO ALLOCATION

	Cost or
(in thousands)	Amortized	Fair	Unrealized	% of Total
Asset Class	Cost	Value	Gain/(Loss)	Fair Value	Quality
Agencies	$391,540	$384,539	$(7,001)	21.4%	AAA
Corporates	464,651	487,908	23,257	27.2%	A
Mortgage-backed	243,377	254,156	10,779	14.1%	AAA
ABS/CMO*	47,494	49,915	2,421	2.8%	AAA
Treasuries	15,771	15,824	53	0.9%	AAA
Munis	240,307	243,121	2,814	13.5%	AA
Total fixed income	$1,403,140	$1,435,463	$32,323	79.9%	AA
Equities	$213,069	$321,897	$108,828	17.9%
Short-term investments	$39,787	$39,787	—	2.2%
Total portfolio	$1,655,996	$1,797,147	$141,151	100.0%

*Asset-backed and collateralized mortgage obligations

Quality in the previous table and in all subsequent tables is an average of each bond’s credit rating, adjusted for its relative weighting in the portfolio.

Our fixed income portfolio comprised 80 percent of our total 2010 and 2009 portfolios. As of December 31, 2010, the carrying value of our fixed income portfolio consisted of 54 percent AAA-rated securities, 16 percent AA-rated securities, 21 percent A-rated securities and 9 percent BBB-rated securities.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2010, our fixed income portfolio’s duration was 4.6 years and remained diversified. During 2010, the total return on our bond portfolio on a tax-equivalent, mark-to-market basis was 5.6 percent.

In addition, at December 31, 2010, our equity portfolio had a fair value of $321.9 million, all of which is classified as available-for-sale and is also a source of liquidity. Our equity portfolio comprised 18 percent of our total 2010 portfolio, versus 14 percent at December 31, 2009. We maintain a diversified group of equity securities. The securities within the equity portfolio remain primarily invested in large-cap issues with an overall dividend yield that exceeds the S&P 500. In addition, we have investments in four exchange traded funds. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes. During 2010, the total return on our equity portfolio on a mark-to-market basis was 13.9 percent, compared to the S&P return of 15.1 percent.

Our investment portfolio does not have any direct exposure to credit default swaps or derivatives. We completely exited our securities lending program as of June 30, 2009.

FIXED INCOME PORTFOLIO

As of December 31, 2010, our fixed income portfolio had the following rating distributions:

FAIR VALUE

(in thousands)	AAA	AA	A	BBB	No Rating	Fair Value
Bonds:
Corporate - financial	$—	$25,276	$93,744	$10,923	$6,055	$135,998
All other corporate	—	14,684	160,245	97,161	—	272,090
Financials - private placements	—	14,563	20,243	7,448	—	42,254
All other corporates - private placements	9,875	3,304	18,034	6,353	—	37,566
U.S. govt. agency (GSE)	400,112	—	251	—	—	400,363
Tax-Exempt municipal securities	63,964	166,227	9,497	3,433	—	243,121
Structured:
GSE - RMBS	$254,156	$—	$—	$—	$—	$254,156
Non-GSE RMBS – prime	—	—	—	—	—	—
Non-GSE RMBS – Alt A	—	—	—	—	—	—
Non-GSE RMBS – subprime	—	—	—	—	—	—
ABS - home equity	—	—	—	—	—	—
ABS - credit cards	—	—	—	—	—	—
ABS - auto loans	—	—	—	—	—	—
All other ABS	9,704	—	—	—	—	9,704
CMBS	40,211	—	—	—	—	40,211
CDOs/CLOs	—	—	—	—	—	—
Total	$778,022	$224,054	$302,014	$125,318	$6,055	$1,435,463

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

We have two securities that are not rated with a total fair value of $6.1 million.

Mortgage-Backed, Commercial Mortgage-Backed and Asset-Backed Securities

Our mortgage-backed securities (MBS) portfolio is comprised of residential MBS investments. As of December 31, 2010, MBS investments totaled $254.2 million (18 percent) of the fixed income portfolio compared to $241.6 million (16 percent) as of December 31, 2009.

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

Prepayment/extension risk is an inherent risk of holding MBSs. However, the degree of prepayment/extension risk varies by the type of MBS held. We reduce our portfolio’s exposure to prepayment/extension by including less volatile types of MBSs. As of December 31, 2010, $29.3 million (11 percent) of the MBS portfolio was invested in planned amortization class CMOs (PACs) compared to $28.3 million (12 percent) as of December 31, 2009. PACs are securities whose cash flows are designed to remain constant in a variety of mortgage prepayment environments. Most of the portfolio’s non-PAC MBSs possess varying degrees of cash flow structure and prepayment/extension risk. The MBS portfolio contained 85 percent of pure pass-throughs as of December 31, 2010, compared to 87 percent as of December 31, 2009. As of December 31, 2010, all of the securities in our MBS portfolio were rated AAA. In addition, these securities were mortgage-backed securities issued by the Governmental National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC). Government Sponsored Enterprises (GSEs), such as GNMA, FNMA and FHLMC, facilitate liquidity in the mortgage market by purchasing conforming mortgages from lenders, securitizing them and selling them into the secondary market.

The following table summarizes the distribution by investment type of our MBS portfolio as of the dates indicated:

MBS

		Amortized
(in thousands)	Rating	Cost	Fair Value	% of Total
2010
Planned amortization class	AAA	$27,038	$29,299	11%
Sequential	AAA	9,297	9,198	4%
Pass-throughs	AAA	207,042	215,659	85%
Total		$243,377	$254,156	100%
2009
Planned amortization class	AAA	$27,068	$28,261	12%
Sequential	AAA	3,000	3,131	1%
Pass-throughs	AAA	204,884	210,210	87%
Total		$234,952	$241,602	100%

An asset-backed security (ABS) is a type of debt security that is based on pools of assets or collateralized by the cash flows from a specific pool of underlying assets. These asset pools can include items such as credit card payments, auto loans and mortgages. Our entire ABS portfolio is comprised of rate reduction utility bonds. As of December 31, 2010, ABS/ CMBS (commercial mortgage-backed securities) investments were $49.9 million (3 percent) of the fixed income portfolio, compared to $50.8 million (3 percent) as of December 31, 2009. CMBS made up $40.2 million (81 percent) of the ABS/ CMBS portfolio at December 31, 2010, compared to $38.2 million (75 percent) at December 31, 2009. The entire ABS/ CMBS portfolio was rated AAA as of December 31, 2010.

We believe that ABS/CMBS investments add diversification and additional yield to our portfolio. Like the MBS portfolio, the objective for the ABS/CMBS portfolio is to provide reasonable cash flow stability and attractive yield. Our ABS/CMBS portfolio does not include interest-only securities, principal-only securities or other ABS/CMBS investments which may exhibit extreme market volatility.

The following table summarizes the distribution by investment type of our ABS/CMBS portfolio as of the dates indicated:

ABS/CMBS

(in thousands)	Rating		Amortized Cost	Fair Value	% of Total
2010
CMBS	AAA		$38,513	$40,211	81%
Home equity			—	—	—
Auto		`	—	—	—
Equipment			—	—	—
Franchise			—	—	—
Utility	AAA		8,981	9,704	19%
Credit card			—	—	—
Total			$47,494	$49,915	100%
2009
CMBS	AAA		$37,585	$38,188	75%
Home equity			—	—	—
Auto			—	—	—
Equipment			—	—	—
Franchise			—	—	—
Utility	AAA		11,852	12,645	25%
Credit card			—	—	—
Total			$49,437	$50,833	100%

When making investments in MBS/ABS/CMBS, we evaluate the quality of the underlying collateral, the structure of the transaction (which dictates how losses in the underlying collateral will be distributed) and prepayment risks.

All of our collateralized securities carry the highest credit rating by one or more major rating agency and continue to pay according to contractual terms. Unrealized losses in this asset class were $0.8 million as of December 31, 2010, compared to $0.5 million at the end of last year.

In 2009, we eliminated our exposures to subprime mortgages. We do not own any subprime mortgages, credit card asset-backed securities, or auto loan asset-backed securities as of December 31, 2010.

Municipal Fixed Income Securities

As of December 31, 2010, municipal bonds totaled $243.1million (17 percent) of our fixed income portfolio as compared to $413.2 million (28 percent) as of December 31, 2009. We reduced our overall exposure to municipal bonds primarily due to our concerns over the financial conditions of states and local municipalities.

We believe municipal fixed income securities can provide diversification and additional tax-advantaged yield to our portfolio. Our objective for the municipal fixed income portfolio is to provide reasonable cash flow stability and increased after tax yield. If financial conditions for municipal securities improve and we are being adequately compensated for the risk, we will increase our asset allocation to this class.

Our municipal fixed income portfolio is comprised of general obligation (GO) and revenue securities. The revenue sources include sectors such as sewer and water, public improvement, school, transportation, colleges and universities.

As of December 31, 2010, approximately 63 percent of the municipal fixed income securities in the investment portfolio were GO and the remaining 37 percent were revenue fixed income. Ninety-five percent of our municipal fixed income securities were rated AA or better, while 99 percent were rated A or better.

The amortized cost and fair value of fixed income securities at December 31, 2010, by contractual maturity, are shown as follows:

TOTAL FIXED INCOME

(in thousands)	Amortized Cost	Fair Value
Due in one year or less	$27,591	$27,861
Due after one year through five years	140,934	148,134
Due after five years through 10 years	465,817	485,318
Due after 10 years	477,927	470,079
Mtge/ABS/CMO*	290,871	304,071
Total	$1,403,140	$1,435,463

*Mortgage-backed, asset-backed & collateralized mortgage obligations

Corporate Debt Securities

As of December 31, 2010, our corporate debt portfolio totaled $487.9 million (34 percent) of the fixed income portfolio compared to $438.4 million (30 percent) as of December 31, 2009. The corporate debt portfolio has an overall quality rating of single A, diversified amongst 164 issuers.

The following table illustrates our corporate debt exposure to the financial and non-financial sectors as of December 31, 2010, including fair value, cost basis and unrealized gains and losses:

			Gross	Gross
Amortized			Unrealized	Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
Bonds:
Corporate - financial	$130,801	$135,998	$5,753	$(556)
All other corporate	255,313	272,090	18,170	(1,393)
Financials - private placements	41,933	42,254	1,069	(748)
All other corporate - private placements	36,604	37,566	1,367	(405)
Total	$464,651	$487,908	$26,359	$(3,102)

We believe corporate debt investments add diversification and additional yield to our portfolio. With our high quality, diversified portfolio, the corporate debt investments will continue to be a significant part of our investment program. We believe it is probable that the securities in our portfolio will continue to receive contractual payments in the form of principal and interest.

Government Sponsored Entity (GSE) Debt Securities

As of December 31, 2010, our GSE or Agency debt portfolio totaled $384.5 million (27 percent) of the fixed income portfolio, compared to $332.7 million (22 percent) as of December 31, 2009. GSE securities carry no explicit government guarantee of creditworthiness, but are considered high quality partly due to an “implicit guarantee” that the government would not allow such important institutions to fail or default on debt. This implicit guarantee was tested during the subprime mortgage crisis, which caused the U.S. government to intervene and provide support of Fannie Mae and Freddie Mac. The GSE debt portfolio has an overall quality rating of AAA. The majority of our GSE portfolio is made up of defensive structures to provide some protection against rising interest rates. The GSEs currently have explicit support of the Federal Government, which we continue to monitor.

EQUITY SECURITIES

As of December 31, 2010, our equity portfolio totaled $321.9 million (18 percent) of the investment portfolio compared to $262.7 million (14 percent) as of December 31, 2009. The securities within the equity portfolio remain primarily invested in large-cap issues with a focus on dividend income. In addition, we have investments in four exchange traded funds. During 2010, we did not record any impairment losses associated with equity securities. In 2009, we recorded impairment losses of $40.7 million on our equity securities.

The following table illustrates the distribution by sector of our equity portfolio as of December 31, 2010, including fair value, cost basis and unrealized gains and losses:

	Cost		% of Total	Net Unrealized
(in thousands)	Basis	Fair Value	Fair Value	Gain/Loss
Common stock:
Consumer discretionary	$15,414	$21,158	6.6%	$5,744
Consumer staples	12,576	27,458	8.5%	14,882
Energy	10,635	23,796	7.4%	13,161
Financials	20,816	28,132	8.7%	7,316
Healthcare	5,322	13,528	4.2%	8,206
Industrials	18,040	33,921	10.5%	15,881
Information technology	18,072	28,149	8.8%	10,077
Materials	5,230	7,014	2.2%	1,784
Telecommunications	4,672	9,879	3.1%	5,207
Utilities	37,592	52,858	16.4%	15,266
ETFs	64,700	76,004	23.6%	11,304
Total	$213,069	$321,897	100.0%	$108,828

Common Stocks

As of December 31, 2010, our common stock portfolio totaled $245.9 million (76 percent) of the equity portfolio compared to $228.4 million (87 percent) as of December 31, 2009. The increase in value of our common stock portfolio in 2010 was primarily due to the strong returns in the asset class.

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

Exchange Traded Fund Securities (ETFs)

ETFs are portfolios of stocks, bonds or, in some cases, other investments that trade on a stock exchange similar to a regular stock.

Three of our ETF holdings are stock portfolios that track to major indices. The fourth is a bond portfolio that tracks a high-yield corporate index. We believe this ETF strategy is a low cost, efficient vehicle enabling us to effectively participate in certain sectors of the market.

In 2010, we added the high-yield corporate bond exchange traded fund to our ETF portfolio. As of December 31, 2010, our ETF investment totaled $76.0 million (24 percent) of the equity portfolio compared to $34.3 million (13 percent) as of December 31, 2009. The ETF investments add diversification, liquidity and increased return potential to our portfolio.

INTEREST AND GENERAL CORPORATE EXPENSE

Interest on debt was flat in 2010, after declining in 2009 and 2008. The decline in 2009 and 2008 was due to the pay off of short-term debt during 2008. We incur short-term debt primarily through the use of reverse repurchase transactions. The use and repayment of such agreements remains an investment decision, based on whether the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than would be paid in interest expense. We paid off the reverse repurchase debt in 2008 as the credit markets experienced increased volatility. Decisions regarding future short-term debt management will be based on available cash flow and the interest rate environment.

In 2010, 2009 and 2008, we incurred $6.0 million in interest on our long-term debt each year. Our long-term debt consists of $100.0 million in senior notes that mature on January 15, 2014, and pay interest semi-annually at the rate of 5.95 percent.

As discussed previously, general corporate expenses tend to fluctuate relative to our executive compensation plan. Our compensation model measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. In 2010 and 2009, we generated comprehensive earnings significantly above the required return, resulting in increased bonuses accrued. In 2008, the actual return was below the required return resulting in no bonus earned on the current year and reductions to bonuses accrued but unpaid on prior years. Excluding the variable component tied to performance, other general corporate expenses were flat in 2010 after declining in both 2009 and 2008, as we focused efforts on reducing and eliminating nonessential expense.

INVESTEE EARNINGS

We maintain a 40 percent equity interest in Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses. Maui Jim’s chief executive officer owns a controlling majority of the outstanding shares of Maui Jim. In 2010, we recorded $7.1 million in earnings from this investment compared to $5.1 million in 2009 and $4.8 million in 2008. In 2010, sunglass sales were up 26 percent due to domestic and international product expansion. This result follows a 14 percent decline in sales in 2009, which was impacted by the global economic slowdown and ensuing effect on consumer discretionary spending. During 2009, Maui Jim focused on controlling and reducing expenses. Operating expenses were down in 2009, but reflected a higher percentage of gross margins due to the fixed nature of certain expenses. Expense control efforts served to lessen the impact to earnings of the drop in sales. In 2008, sunglass sales had advanced 7 percent but costs associated with expansion efforts and foreign exchange losses affected earnings. In 2008, Maui Jim recorded $6.3 million in foreign exchange losses, compared to gains of $2.6 million in 2009 and a modest loss of $2.0 million in 2010. Profits generated from the increased sales volume in 2010 served to more than offset the foreign exchange loss incurred.

In 2010 and 2008, we received dividends from Maui Jim. While these dividends do not flow through the investee earnings line, they do result in the recognition of a tax benefit, which is discussed in the income tax section that follows.

INCOME TAXES

Our effective tax rates were 28.6 percent, 29.1 percent and 26.2 percent for 2010, 2009 and 2008, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2010 was slightly lower than 2009, even though we recorded net realized gains (instead of incurring net realized losses), and increased underwriting income during the year. While underwriting income and net realized gains advanced in 2010, the effective rate declined due to tax benefits on dividends paid during the year, as well as benefits associated with an affiliated dividend received.

Dividends paid to our Employee Stock Ownership Plan (ESOP) result in a tax deduction. As a result, the $7.00 per share special dividend ($10.3 million) paid to the company’s ESOP resulted in a $3.6 million tax benefit. This tax benefit reduced the effective rate by 2 percent.

Our net earnings include equity in earnings of unconsolidated investee, Maui Jim. This investee does not have a policy or pattern of paying dividends. As a result, we record a deferred tax liability on the earnings at the corporate capital gains rate of 35 percent. In the fourth quarter 2010, we received a $7.9 million non-recurring dividend. In accordance with GAAP guidelines on income taxes, we recognized a $2.2 million tax benefit from applying the lower tax rate applicable to affiliated dividends (7 percent), as compared to the corporate capital gains rate on which the deferred tax liabilities were based. Standing alone, the dividend resulted in a 1 percent reduction to the effective tax rate. The last time we received a non-recurring dividend from Maui Jim was the third quarter of 2008 ($4.0 million with a tax benefit of $1.1 million).

In addition, our pretax earnings in 2010 included $18.6 million of investment income that is partially exempt from federal income tax, compared to $24.3 million and $30.3 million in 2009 and 2008, respectively. During 2010, we reduced our exposure to tax-exempt municipal bonds given concerns over the financial health of states and local municipalities.

Effective for tax years beginning in 2011, Illinois raised the state income tax rate applicable to corporations. Since the majority of our income arises from insurance operations which are subject to premium taxes, we expect the higher rate to have a minimal impact on our state income tax liability and our overall effective rate.

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

The liability can be split into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to us. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance increased to $819.8 million at December 31, 2010, from $810.1 million as of December 31, 2009. This reflects incurred losses of $201.3 million in 2010 offset by paid losses of $191.6 million, compared to incurred losses of $203.4 million offset by $202.3 million paid in 2009. The overall small increase in our net loss and LAE reserves between 2010 and 2009 was due to a combination of factors. Loss and LAE ratios for the current accident year were higher due to continued soft market conditions. However, these were nearly offset by lower casualty premiums earned in 2010 and favorable loss development of $83.2 million from prior years.

Gross reserves (liability) and the reinsurance balances recoverable (asset) both increased slightly from a year ago due to the same influences that affected net reserves. Total gross and ceded loss and LAE reserves increased to $1.2 billion and $354.2 million, respectively, at December 31, 2010, from $1.1 billion and $336.4 million, respectively, at December 31, 2009.

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

Interest rate risk can also affect our income statement due to its impact on interest expense. As of December 31, 2010 and 2009, we had no short-term debt obligations. We maintain a debt obligation that is long-term in nature which carries a fixed-interest rate. As such, our interest expense on this obligation is not subject to changes in interest rates. As this debt is not due until 2014, we will not assume additional interest rate risk in our ability to refinance this debt for several years.

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

SENSITIVITY ANALYSIS

The tables that follow detail information on the market risk exposure for our financial investments as of December 31, 2010. Listed on each table is the December 31, 2010, fair value for our assets and the expected pretax reduction in fair value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates price fluctuation risks. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for non-trading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the fair value of our investment portfolio.

As of December 31, 2010, our fixed income portfolio had a fair value of $1.4 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2010, levels with all other variables held constant. Such scenarios would result in decreases in the fair value of the fixed income portfolio of $63.3 million and $135.8 million, respectively. Due to our use of the held-to-maturity designation for a portion of the fixed income portfolio, the balance sheet impact of these scenarios would be lower.

As of December 31, 2010, our equity portfolio had a fair value of $321.9 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity fair value of $28.2 million and $56.3 million, respectively. As we designate all equities as available-for-sale, these fair value declines would impact our balance sheet.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the fair value of our assets will increase from their present levels by the indicated amounts.

TABLE 1

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/10	Interest	Equity
(in thousands)	Fair Value	Rate Risk	Risk
Held for trading purposes
Fixed income securities	$15	$—	$—
Total trading	15	—	—
Held for nontrading purposes
Fixed income securities	1,435,448	(63,328)	—
Equity securities	321,897	—	(28,163)
Total nontrading	1,757,345	(63,328)	(28,163)
Total trading & nontrading	$1,757,360	$(63,328)	$(28,163)

TABLE 2

Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

	12/31/10	Interest	Equity
(in thousands)	Fair Value	Rate Risk	Risk
Held for trading purposes
Fixed income securities	$15	$—	$—
Total trading	15	—	—
Held for nontrading purposes
Fixed income securities	1,435,448	(135,775)	—
Equity securities	321,897	—	(56,326)
Total nontrading	1,757,345	(135,775)	(56,326)
Total trading & nontrading	$1,757,360	$(135,775)	$(56,326)

TABLE 3

Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:

	12/31/10	Interest	Equity
(in thousands)	Fair Value	Rate Risk	Risk
Held for trading purposes
Fixed income securities	$15	$—	$—
Total trading	15	—	—
Held for nontrading purposes
Fixed income securities	1,435,448	47,210	—
Equity securities	321,897	—	28,163
Total nontrading	1,757,345	47,210	28,163
Total trading & nontrading	$1,757,360	$47,210	$28,163

TABLE 4

Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

	12/31/10	Interest	Equity
(in thousands)	Fair Value	Rate Risk	Risk
Held for trading purposes
Fixed income securities	$15	$—	$—
Total trading	15	—	—
Held for nontrading purposes
Fixed income securities	1,435,448	92,764	—
Equity securities	321,897	—	56,326
Total nontrading	1,757,345	92,764	56,326
Total trading & nontrading	$1,757,360	$92,764	$56,326

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

(in thousands)	2010	2009	2008
Operating cash flows	$100,235	$127,759	$161,334
Investing cash flows (uses)	92,606	(96,099)	(69,474)
Financing cash uses	(192,841)	(31,660)	(91,860)

We have posted strong operating cash flow in each of the last three years. Over the last 10 years, our operating cash flow has averaged $150.6 million per year. Variations in operating cash flow between periods are largely driven by premium volume, claim payments, reinsurance and taxes. In addition, fluctuations in insurance operating expenses impact operating cash flow. The decline from 2008 is largely due to a reduction in premium writings, our largest source of operating cash flow. During 2010, the majority of cash flows were used for financing activities. On December 1, 2010, our Board of Directors declared an special cash dividend of $7.00 per share. A total of $146.7 million was paid on December 29, 2010, to shareholders of record as of December 16, 2010.

Our balance sheet does not reflect any cash balance because all of our funds are invested in short-term investments, primarily highly-rated money market instruments.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2010.

CONTRACTUAL OBLIGATIONS

	Payments due by period
	Less than			More than
(in thousands)	1 yr.	1-3 yrs.	3-5 yrs	5 yrs.	Total
Loss and settlement expense	$338,594	$420,160	$205,412	$209,777	$1,173,943
Long-term debt	—	—	100,000	—	100,000
Operating leases	3,417	5,399	3,724	1,944	14,484
Total	$342,011	$425,559	$309,136	$211,721	$1,288,427

Loss and settlement expense reserves represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Reinsurance balances recoverable on unpaid loss and settlement reserves totaled $354.2 million at December 31, 2010, compared to $336.4 million in 2009. This increase is due to the soft market and increasing direct and ceded loss reserves in our casualty segment.

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

At December 31, 2010, we had short-term investments and other investments maturing within one year of approximately $65.2 million and investments of $217.9 million maturing within five years. We maintain a revolving line of credit with JP Morgan, which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million. The facility has a three-year term that expires on May 31, 2011. As of December 31, 2010, no amounts were outstanding on the revolving line of credit. We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have generated positive operating cash flow for more than 20 consecutive years. In the most recent three years ended December 31, 2010, 2009 and 2008, our operating cash flow was $100.2 million, $127.8 million and $161.3 million, respectively. The primary factor in our ability to generate positive operating cash flow is underwriting profitability.

OPERATING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Loss payments from reinsurers	Ceded premium to reinsurers
Investment income (interest & dividends)	Commissions paid
Unconsolidated investee dividends from affiliates	Operating expenses
Interest expense
Income taxes

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period for most policies. Our largest cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes and interest expense. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers, and collect cash back when losses subject to our reinsurance coverage are paid.

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
Proceeds from sale of unconsolidated investee

We maintain a diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2010, our portfolio had a carrying value of $1.8 billion. Invested assets at December 31, 2010, decreased by $49.5 million, or 3 percent, from December 31, 2009 due in large part to the special dividend paid to shareholders.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations, then generate long-term growth in shareholders’ equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in an equity portfolio. As of December 31, 2010, 41 percent of our shareholders’ equity was invested in equities, compared to 32 percent at December 31, 2009, and 41 percent at December 31, 2008.

We currently classify 21 percent of the securities in our fixed income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Other portions of the fixed income portfolio are classified as available-for-sale (79 percent) or trading (less than 1 percent) and are carried at fair value. As of December 31, 2010, we maintained $1.1 billion in fixed income securities within the available-for-sale and trading classifications. The available-for-sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

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
Shares issued under stock option plans

Our capital structure is comprised of equity and debt obligations. As of December 31, 2010, our capital structure consisted of $100.0 million in 10-year maturity senior notes (long-term debt) and $791.4 million of shareholders’ equity. Debt outstanding comprised 11 percent of total capital as of December 31, 2010.

Our 139th consecutive dividend payment was declared in early 2011 and will be paid in March 2011, in the amount of $0.29 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Insurance Company (RLI Ins.) policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Ins. during 2011 without prior approval is $129.3 million, which represents RLI Insurance Company’s net income for 2010. The 12-month rolling dividend limitation in 2010, based on the above criteria, was $78.4 million (or 10 percent of RLI Ins. policyholder surplus as of December 31, 2009). In 2010, total cash dividends of $208.0 million were paid by RLI Ins. Of that amount, $150.0 million was paid by RLI Ins. as an extraordinary dividend after seeking and receiving approval from the Illinois regulatory authorities in November 2010. The extraordinary dividend was paid to RLI Corp. in December 2010 and was used to support the special dividend paid to shareholders on December 29, 2010. The balance of the 2010 dividends paid to RLI Corp. were to provide additional capital for the share repurchase plan, regular quarterly shareholder dividends, interest on senior notes and general corporate expenses.

In the second quarter of 2010, we completed our $200 million share repurchase program initiated in 2007. On May 6, 2010, our Board of Directors implemented a new $100 million share repurchase program. For the year, we repurchased 438,783 shares at an average cost of $54.37 per share ($23.9 million). We have $94.1 million of remaining capacity from the additional $100 million stock repurchase program approved in 2010. The repurchase program may be suspended or discontinued at any time without prior notice.

OUTLOOK FOR 2011

The insurance marketplace, and in particular the excess and surplus lines segment, is subject to cycles involving alternating periods of price increases (“hard markets”) and price decreases (“soft markets”). It is expected that deteriorating industry results will have a moderating impact on the “soft market” that the industry has experienced for the last several years. Industry financial results have started to deteriorate as a result of decreasing prices, expense pressures, and anemic investment income from falling yields. The financial crisis, which began in 2007, has continued to impact our business as the economic recovery has been sluggish. However, as a result of industry excess capital, temperate loss cost trends, continued favorable reserve development, and the lack of any major U.S. catastrophe events, we believe insurance prices will likely remain flat to slightly down in 2011.

As previously announced, we have entered into a definitive agreement to purchase CBIC and affiliated companies. We expect to close this transaction in early 2011. The company writes predominantly surety and casualty products for contractors in the western United States. We expect positive underwriting contributions from this business in 2011.

We have continued to invest in new products and underwriting talent throughout the soft market. We expect to see premium growth in selected organic products in 2011 and underwriting income overall, absent any major catastrophe. The company continues to diversify its portfolio of products, growing segments that still provide an opportunity for underwriting profit and shrinking those segments and products that are inadequately priced. Specific details regarding our insurance segments follow.

CASUALTY

We will maintain our underwriting focus and look to broaden our production sources and product offerings as a means of holding our market position in this segment. We do not expect significant growth in this segment from our mature products during 2011, but we have made several investments in new products in recent years that are still on a growth trajectory. These new products include professional liability for architects and engineers, environmental liability, real estate investment trusts liability, railroad protective liability, cyber liability, and multi-peril package products. We have also expanded our product offerings and eligibility guidelines for our personal umbrella and management liability suite of products which will expand our market penetration in 2011. The acquisition of CBIC should add additional growth to this segment for 2011.

We expect pricing to continue to remain stable during the year, but do not anticipate any strengthening in market pricing until the industry starts realizing adverse loss development. The lack of price increases and the threat of loss cost inflation will make it increasingly difficult to post underwriting income. However, we look to continue to exercise underwriting discipline and select quality risks to continue to differentiate ourselves from the marketplace in 2011.

PROPERTY

We believe property pricing will be flat to competitive in the year ahead. Earthquake and hurricane-exposed business will be under significant rate pressure due to the lack of U.S. event activity in 2010 and 2009. Potentially offsetting these competitive pressures, catastrophe modeling firms will be introducing updates to their exposure models which may have a positive impact on market pricing. Our marine business will continue to be focused on re-underwriting and growing the products that have been profitable. In addition, we expect continued growth from our facultative reinsurance product that was started in 2008 and gained momentum in 2009 and 2010. That business unit is expected to enter into selected specialty treaty opportunities in 2011. We entered into two quota-share and an excess of loss assumed treaty reinsurance transactions during 2010 and continue to pursue others on an opportunistic basis. We anticipate 2011 growth in our multi-peril crop and hail reinsurance treaty from increasing commodity prices and underlying unit count increases. We expect overall top line growth and underwriting income in this segment for 2011, absent any major catastrophes.

SURETY

The surety segment, like our other segments, is expected to feel the pressure of the stressed economic environment. In 2008 through 2010, we expanded our geographic footprint in miscellaneous, commercial, and contract surety and added a fidelity team. We expect organic premium growth for this segment to continue in 2011.  Our experienced underwriting staff coupled with our effective use of technology point to continued profitability in 2011. The acquisition of CBIC should add additional growth to this segment for 2011.

INVESTMENTS

We remain cautiously optimistic regarding the U.S. economic recovery.  The earnings outlook for corporations is generally favorable, the labor market is slowly improving, and the housing sector appears to have stabilized.  We believe the market will be volatile in 2011 as investor expectation is confronted with occasional conflicting economic data.

We believe interest rates in the U.S. will increase as investors need to be compensated for additional risks associated with high debt levels and the potential inflation risk due to the accommodative monetary policies by the Fed. We also believe that the current economic data, coupled with strong corporate balance sheets and a positive earnings outlook, is favorable for continued positive equity returns in 2011.

In our fixed income portfolios, we will continue to see defensive strategies against rising yields and will continue to do so until the Fed changes their current course of accommodative monetary policies. On the equity side, we remain committed to our diversified, high quality strategy to provide long-term book value growth with lower volatility and superior dividend yield than the broader market.

PROSPECTIVE ACCOUNTING STANDARDS

There are several prospective accounting standards that we have not implemented either because the standard has not been finalized or the implementation date has not yet occurred. For a discussion of these prospective standards, see note 1 to the consolidated financial statements.

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

DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) was passed in 2010 as a response to the economic recession in the late 2000s and represents significant change and increase in regulation of the American financial services industry. Dodd-Frank changes the existing regulatory structures of banking and other financial institutions, including creating a host of new agencies (while merging and removing others), increasing oversight of financial institutions and specialized oversight of institutions regarded as presenting a systemic risk, protecting consumers and investors, promoting transparency and accountability at financial institutions, enhancing regulation of capital markets, and a variety of additional changes affecting the overall regulation and operation of financial services businesses in America. The legislation also mandates new rules affecting executive compensation and corporate governance for public companies. In addition, Dodd-Frank contains insurance industry-specific provisions, including establishment of the Federal Office of Insurance (FOI) and streamlining the regulation and taxation of surplus lines insurance and reinsurance among the states. The FOI, part of the U.S. Dept. of Treasury, will have limited authority and no direct regulatory authority over the business of insurance. FOI’s principal mandates include monitoring the insurance industry, collection of insurance industry information and data, and representation of the U.S. with international insurance regulators. Many aspects of Dodd-Frank will be implemented over time by various federal agencies, including bank regulatory agencies and the Securities and Exchange Commission (SEC).

As a public company with insurance company subsidiaries, several aspects of Dodd-Frank apply to our company. Specifically, provisions affecting executive compensation, corporate governance for public companies and those addressing the insurance industry will affect us. Accordingly, we will monitor, implement and comply with all Dodd-Frank related changes to our regulatory environment.

TERRORISM INSURANCE

The federal Terrorism Risk Insurance Act of 2002 (TRIA) provides for a federal backstop for terrorism losses as defined by the act and certified by the Secretary of the Treasury in concurrence with the Secretary of State and the U.S. Attorney General. Under TRIA, coverage provided for losses caused by acts of foreign or domestic terrorism is partially reimbursed by the United States under a formula whereby the government pays 85 percent of covered terrorism losses exceeding a prescribed deductible to the insurance company providing the coverage. The deductible is 20 percent of gross earned premium net of a few excludable lines and the federal coverage is limited to $100 billion. Coverage under the act must be made available to policyholders, with certain specified exceptions, in commercial property and casualty policies.

FEDERAL REGULATION OF INSURANCE

The U.S. insurance industry is not currently subject to any significant amount of federal regulation and instead is regulated principally at the state level. However, federal insurance legislation of various types is regularly proposed in Congress. In 2010, several bills were introduced in Congress that would impact and regulate various aspects of the insurance industry. Several of those bills were consolidated into Dodd-Frank which became law in 2010. Dodd-Frank is summarized above, including the elements that affect the insurance industry and insurance companies such as ours. Implementation of the insurance-specific aspects of Dodd-Frank is expected to take a year or more, including passage of enabling regulations and legislation at the state level. We will continue to monitor, implement and comply with all insurance-specific aspects of Dodd-Frank. We expect the intended reduction of state regulation of surplus lines insurance to positively affect our company, although the benefits may not be realized immediately. However, we cannot predict whether any such legislation will have an impact on our company. We will continue to monitor all federal insurance legislation.

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

CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except per share data)	2010	2009
Assets
Investments:
Fixed income:
Available-for-sale, at fair value (amortized cost – $1,093,869 in 2010 and $1,240,203 in 2009)	$1,132,064	$1,273,518
Held-to-maturity, at amortized cost (fair value – $303,384 in 2010 and $209,019 in 2009)	309,258	210,888
Trading, at fair value (amortized cost – $13 in 2010 and $994 in 2009)	15	941
Equity securities available-for-sale, at fair value (cost – $213,069 in 2010 and $177,681 in 2009)	321,897	262,693
Short-term investments, at cost which approximates fair value	39,787	104,462
Total investments	1,803,021	1,852,502
Cash	—	—
Accrued investment income	14,615	16,845
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $14,128 in 2010 and $14,637 in 2009	107,391	83,961
Ceded unearned premiums	62,631	65,379
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $15,065 in 2010 and $16,841 in 2009	354,163	336,392
Deferred policy acquisition costs, net	74,435	75,880
Property and equipment, at cost, net of accumulated depreciation of $38,703 in 2010 and $35,943 in 2009	18,370	19,110
Investment in unconsolidated investee	43,358	44,286
Goodwill	26,214	26,214
Other assets	10,394	18,084
Total assets	$2,514,592	$2,538,653
Liabilities and Shareholders’ Equity
Liabilities:
Unpaid losses and settlement expenses	$1,173,943	$1,146,460
Unearned premiums	301,537	312,527
Reinsurance balances payable	23,851	22,431
Income taxes – deferred	33,930	24,299
Bonds payable, long-term debt	100,000	100,000
Accrued expenses	42,436	41,835
Other liabilities	47,519	58,851
Total liabilities	$1,723,216	$1,706,403
Shareholders’ equity:
Common stock ($1 par value, authorized 100,000,000 shares, issued 32,317,691 shares in 2010 and 32,179,091 shares in 2009)	32,318	32,179
Paid-in capital	215,066	207,386
Accumulated other comprehensive earnings, net of tax	95,992	77,411
Retained earnings	834,375	877,791
Deferred compensation	6,474	7,989
Treasury stock, at cost (11,353,151 shares in 2010 and 10,914,368 shares in 2009)	(392,849)	(370,506)
Total shareholders’ equity	$791,376	$832,250
Total liabilities and shareholders’ equity	$2,514,592	$2,538,653

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

	Years Ended December 31,
(in thousands, except per share data)	2010	2009	2008
Net premiums earned	$493,382	$491,961	$528,764
Net investment income	66,799	67,346	78,986
Net realized investment gains	23,243	32,538	29,427
Other-than-temporary-impairment losses on investments	—	(45,293)	(76,165)
Consolidated revenue	583,424	546,552	561,012
Losses and settlement expenses	201,332	203,388	247,174
Policy acquisition costs	158,071	162,020	163,320
Insurance operating expenses	38,584	39,768	35,207
Interest expense on debt	6,050	6,050	6,704
General corporate expenses	7,998	7,941	6,853
Total expenses	412,035	419,167	459,258
Equity in earnings of unconsolidated investee	7,101	5,052	4,844
Earnings before income taxes	178,490	132,437	106,598
Income tax expense (benefit):
Current	51,433	23,687	33,721
Deferred	(375)	14,905	(5,799)
Income tax expense	51,058	38,592	27,922
Net earnings	$127,432	$93,845	$78,676
Other comprehensive earnings (loss), net of tax
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$33,552	$53,995	$(111,152)
Less: Reclassification adjustment for losses (gains) included in net earnings	(14,971)	8,286	30,581
Other comprehensive earnings (loss) (OCI)	18,581	62,281	(80,571)
Comprehensive earnings (loss)	$146,013	$156,126	$(1,895)
Earnings per share:
Basic – Net earnings per share	$6.06	$4.35	$3.65
Comprehensive earnings (loss) per share	$6.95	$7.24	$(0.09)
Earnings per share:
Diluted Net – earnings per share	$6.00	$4.32	$3.60
Comprehensive earnings (loss) per share	$6.87	$7.18	$(0.09)
Weighted average number of common shares outstanding:
Basic	21,020	21,562	21,540
Diluted	21,241	21,731	21,848

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
		Total			Other
(in thousands,	Common	Shareholders’	Common	Paid -in	Comprehensive	Retained	Deferred	Treasury
except per share data)	Shares	Equity	Stock	Capital	Earnings (Loss)	Earnings	Compensation	Stock at Cost
Balance, January 1, 2008	22,155,140	$774,422	$31,870	$192,446	$95,701	$749,767	$7,980	$(303,342)
Net earnings	—	$78,676	$—	$—	$—	$78,676	$—	$—
Other comprehensive loss, net of tax	—	(80,571)	—	—	(80,571)	—	—	—
Treasury shares purchased	(917,200)	(47,904)	—	—	—	—	—	(47,904)
Deferred compensation under Rabbi trust plans	—	—	—	—	—	—	332	(332)
Stock option excess tax benefit	—	4,929	—	4,929	—	—	—	—
Exercise of stock options	236,489	(150)	236	(386)	—	—	—	—
Dividends declared ($.99 per share)	—	(21,248)	—	—	—	(21,248)	—	—
Balance, December 31, 2008	21,474,429	$708,154	$32,106	$196,989	$15,130	$807,195	$8,312	$(351,578)
Net earnings	—	$93,845	$—	$—	$—	$93,845	$—	$—
Other comprehensive earnings, net of tax	—	62,281	—	—	62,281	—	—	—
Treasury shares purchased	(282,712)	(19,251)	—	—	—	—	—	(19,251)
Treasury shares reissued	—	5,222	—	5,222	—	—	—	—
Deferred compensation under Rabbi trust plans	—	—	—	—	—	—	(323)	323
Stock option excess tax benefit	—	444	—	444	—	—	—	—
Exercise of stock options	73,006	4,804	73	4,731	—	—	—	—
Dividends declared ($1.08 per share)	—	(23,249)	—	—	—	(23,249)	—	—
Balance, December 31, 2009	21,264,723	$832,250	$32,179	$207,386	$77,411	$877,791	$7,989	$(370,506)
Net earnings	—	$127,432	$—	$—	$—	$127,432	$—	$—
Other comprehensive earnings, net of tax	—	18,581	—	—	18,581	—	—	—
Treasury shares purchased	(438,783)	(23,858)	—	—	—	—	—	(23,858)
Deferred compensation under Rabbi trust plans	—	—	—	—	—	—	(1,515)	1,515
Stock option excess tax benefit	—	2,732	—	2,732	—	—	—	—
Exercise of stock options	138,600	5,087	139	4,948	—	—	—	—
Dividends declared ($8.15 per share)	—	(170,848)	—	—	—	(170,848)	—	—
Balance, December 31, 2010	20,964,540	$791,376	$32,318	$215,066	$95,992	$834,375	$6,474	$(392,849)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(in thousands)	2010	2009	2008
Cash flows from operating activities
Net earnings	$127,432	$93,845	$78,676
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net realized investment losses (gains)	(23,243)	12,755	46,738
Depreciation	3,037	3,284	3,596
Other items, net	(6,139)	11,172	17,287
Change in: Accrued investment income	2,230	381	1,070
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	(23,430)	8,188	13,788
Reinsurance balances payable	1,420	(7,793)	(8,049)
Ceded unearned premium	2,748	598	5,044
Reinsurance balances recoverable on unpaid losses	(17,771)	13,892	66,966
Deferred policy acquisition costs	1,445	2,640	362
Accounts payable and accrued expenses	601	8,941	(6,409)
Unpaid losses and settlement expenses	27,483	(12,851)	(32,867)
Unearned premiums	(10,990)	(22,643)	(20,352)
Income taxes: Current	16,691	(3,412)	2,163
Deferred	(375)	14,905	(5,799)
Stock option excess tax benefit	(2,732)	(444)	(4,929)
Changes in investment in unconsolidated investees: Undistributed earnings	(7,101)	(5,052)	(4,844)
Dividends received	7,920	—	3,960
Net proceeds from trading portfolio activity	1,009	9,353	4,933
Net cash provided by operating activities	$100,235	$127,759	$161,334

CONTINUED

	Years ended December 31,
(in thousands)	2010	2009	2008
Cash flows from Investing activities
Purchase of: Fixed income, held-to-maturity	$(348,252)	$(231,456)	$—
Fixed income, available-for-sale	(549,843)	(622,826)	(445,778)
Equity securities, available-for-sale	(63,504)	(123,861)	(123,415)
Short-term investments, net	—	—	(88,838)
Property and equipment	(2,841)	(11,565)	(6,002)
Proceeds from sale of: Fixed income, held-to-maturity	—	—	5,230
Fixed income, available-for-sale	323,887	230,604	143,074
Equity securities, available-for-sale	35,559	178,098	89,032
Short-term investments, net	64,673	23,715	—
Property and equipment	544	10,736	891
Proceeds from call or maturity of: Fixed income, held-to-maturity	249,927	60,412	28,870
Fixed income, available-for-sale	382,456	390,044	327,462
Net cash provided by (used in) investing activities	$92,606	$(96,099)	$(69,474)
Cash flows from financing activities
Proceeds from issuance of short-term debt	$—	$—	$54,017
Payment on short-term debt	—	—	(81,992)
Stock option excess tax benefit	2,732	444	4,929
Proceeds from stock option exercises	5,087	4,804	(150)
Treasury shares purchased	(23,858)	(19,251)	(47,904)
Treasury shares reissued	—	5,222	—
Cash dividends paid	(176,802)	(22,879)	(20,760)
Net cash used in financing activities	$(192,841)	$(31,660)	$(91,860)
Net decrease in cash	—	—	—
Cash at beginning of year	—	—	—
Cash at end of year	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.    DESCRIPTION OF BUSINESS: We underwrite selected property and casualty insurance coverages. We conduct operations principally through three insurance companies. RLI Insurance Company (RLI Ins.), our principal subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Ins., writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. RLI Indemnity Company (RIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines of insurance on an admitted basis in 48 states and the District of Columbia. RIC has authority to write fidelity and surety in North Carolina.

B.    PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with GAAP (generally accepted accounting principles in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to 2008 to conform to the classifications used in the current year.

C.    ADOPTED ACCOUNTING STANDARDS

ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

This Accounting Standards Update (ASU) amends certain disclosure requirements of Subtopic 820-10. This ASU requires additional disclosures for the transfer of financial instruments in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. We adopted ASU 2010-06 on January 1, 2010 and applicable disclosures are included in note 2 to the consolidated financial statements.

ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

This ASU significantly expands existing disclosures about the credit quality of financial receivables and their allowance for credit losses. For public companies, the disclosures as of the end of a reporting period (such as accounting policies for each portfolio segment, ending balances of allowance for credit losses, and credit-quality indicators) are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period (such as modifications and roll forward of allowance for credit losses) are effective for interim and annual reporting periods beginning on or after December 15, 2010. We adopted ASU 2010-20 and the related disclosures are included in note 5 to the consolidated financial statements.

D.    PROSPECTIVE ACCOUNTING STANDARDS

ASU 2010-26, Financial Services — Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

Accounting guidance for deferred acquisition costs incurred by insurance entities changed under the ASU and was designed to eliminate inconsistent industry practices. The ASU requires costs to be incrementally or directly related to the successful acquisition of new or renewal insurance contracts in order to be capitalized as deferred acquisition costs.

Deferred acquisition costs will include agent and broker commissions, salaries of certain employees involved in underwriting and policy issuance, and medical and inspection fees. Previous accounting guidance described deferred acquisition costs as those that “vary with and are primarily related to” the acquisition of new and renewal insurance contracts. This resulted in some entities deferring only direct and incremental costs while others included certain indirect costs. Others deferred costs for all acquisition efforts, including rejected contracts.

The new guidance limits the capitalization of contract acquisition costs to these four components:

a.               Incremental direct costs of contract acquisition;

b.              The portion of the employee’s total compensation (excluding any compensation that is capitalized as incremental direct costs of contract acquisition) and payroll-related fringe benefits related directly to time spent performing any of the following acquisition activities for a contract that actually has been acquired:

•                  Underwriting,

•                  Policy issuance and processing,

•                  Medical and inspection, and

•                  Sales force contract selling;

c.               Other costs related directly to the insurers’ acquisition activities in (b) that would not have been incurred by the insurance entity had the acquisition contract transaction(s) not occurred; and

d.              Advertising costs that meet the capitalization criteria.

Entities will not be required to capitalize costs that they had previously expensed as a result of applying the new guidance.

The effective date for the guidance will be interim and annual periods beginning after December 15, 2011. Early adoption is permitted but only at the beginning of an entity’s annual reporting period.

Either prospective or retrospective application is permitted. If applied on a retrospective basis, the guidance does not require the disclosure of the effect of the change in accounting principle in the current period. However, if the prospective basis is applied, entities will be required to disclose either the effect of the change in the period of adoption or its effect in the period immediately preceding adoption.

We have not completed our estimate of the impact of adopting the ASU on our financial statements.

ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations

This ASU specifies that if a public entity presents comparative financial statements, the entity (acquirer) should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year has occurred as of the beginning of the comparable prior annual reporting period. This ASU also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

We have not completed our estimate of the impact of adopting this ASU on our disclosures.

EITF 10-A, Intangibles — Goodwill and Other (Topic 350), When to Perform Step Two of the Goodwill Impairment Test for Reporting Unites with Zero or Negative Carrying Amounts

The amendments in this EITF modify Step One of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step Two of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists. In determining whether it is more-likely-than-not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

Upon adoption of this EITF, if the carrying value of the reporting unit is zero or negative, the reporting entity must perform Step Two of the goodwill impairment test if it is more-likely-than-not that goodwill is impaired as of the date of adoption. Any resulting goodwill impairment should be presented as a cumulative-effect adjustment to beginning retained earnings of the period of adoption reflecting a change in accounting principle. No additional recurring disclosures are included as a result of this EITF.

EITF 10-A is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect the adoption of the new guidance to have a significant impact on our financial statements as the carrying value of the reporting unit related to our goodwill is positive and there have been no triggering events that would suggest possible impairment.

E. INVESTMENTS: We classify our investments in all debt and equity securities into one of three categories: available-for-sale, held-to-maturity or trading.

Available-For-Sale Securities

Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value. Our equity securities consist of a core stock portfolio weighted toward dividend-paying stocks, as well as exchange traded funds (ETFs). Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. All of our equity securities and approximately 79 percent of debt securities are classified as available-for-sale.

Held-to-Maturity Securities

Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other-than-temporary, changes in the fair value of these securities are not reflected in the financial statements. We have classified approximately 21 percent of our debt securities portfolio as held-to-maturity.

Trading Securities

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. We have classified less than 1 percent of our debt securities portfolio as trading.

For the years ended December 31, 2010, 2009 and 2008, no securities were transferred from held-to-maturity to available-for-sale or trading.

We regularly evaluate our fixed income and equity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors for determining if a security is other-than-temporarily impaired:

•                  The length of time and the extent to which the fair value has been less than cost,

•                  The probability of significant adverse changes to the cash flows on a fixed income investment,

•                  The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims,

•                  The probability that we will recover the entire amortized cost basis of our fixed income securities prior to maturity, or

•                  For our equity securities, our expectation of recovery to cost within a reasonable period of time.

Quantitative criteria considered during this process include, but are not limited to: the degree and duration of current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security’s fair value being below cost and, for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the credit quality, current economic conditions, the anticipated speed of cost recovery, the financial health of and specific prospects for the issuer, as well as our absence of intent to sell or requirement to sell fixed income securities prior to maturity. In addition, we consider price declines of securities in our other-than-temporary impairment (OTTI) analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates. See note 2 for further discussion of OTTI.

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

G. SHORT-TERM INVESTMENTS: We classify money market funds and securities-lending collateral as short-term investments. Whereas our strategy is to be fully invested at all times, short-term investments in excess of demand deposit balances are considered a component of investment activities, and thus are classified as investments in our consolidated balance sheets. Short-term investments are carried at cost, which approximates fair value. Short-term investments consist of AAA-rated prime and government money market funds. These funds generally have original maturities of less than 90 days. We have not experienced losses on these instruments.

H. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders.

We continuously monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements, quarterly disclosures, and Securities and Exchange Commission (SEC) filings. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the A.M. Best and Standard & Poor’s (S&P) ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverable tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

I. POLICY ACQUISITION COSTS: We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. This deferral includes costs associated with both successful and unsuccessful efforts in acquiring policies. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are reviewed on a segment basis and are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

J. PROPERTY AND EQUIPMENT: Property and equipment are presented at cost less accumulated depreciation and are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 30 years for buildings and improvements.

K. INVESTMENT IN UNCONSOLIDATED INVESTEES: We maintain a 40 percent interest in the earnings of Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. We also maintain a similar minority representation on their board of directors, held by our chairman, president and CFO. Maui Jim’s chief executive officer owns a controlling majority of the outstanding shares of Maui Jim, Inc. Our investment in Maui Jim was $43.4 million in 2010 and $44.3 million in 2009. In 2010, we recorded $7.1 million in investee earnings, compared to $5.1 million in 2009 and $4.8 million in 2008. Maui Jim recorded net income of $16.6 million in 2010, $13.6 million in 2009 and $11.9 million in 2008. Additional summarized financial information for Maui Jim for 2010 and 2009 is outlined in the following table:

(in millions)	2010	2009
Total assets	$160.5	$141.6
Total liabilities	75.4	54.3
Total equity	85.1	87.3

Approximately $30.3 million of undistributed earnings from Maui Jim are included in our retained earnings as of December 31, 2010. In 2010, we received a dividend of $7.9 million from Maui Jim.

We perform an impairment review of our investment in our unconsolidated investee which considers current valuation and operating results. Based upon the most recent review, this asset was not impaired.

L. INTANGIBLE ASSETS: In accordance with GAAP guidance, the amortization of goodwill and indefinite-lived intangible assets is not permitted. Goodwill and indefinite-lived intangible assets remain on the balance sheet and are tested for impairment on an annual basis, or earlier if there is reason to suspect that their values may have been diminished or impaired. Goodwill, which relates to our surety segment, is listed separately on the balance sheet and totaled $26.2 million at December 31, 2010 and 2009. Annual impairment testing was performed during the second quarter of 2010. Based upon this review, this asset was not impaired. In addition, as of December 31, 2010, there were no triggering events that had occurred that would suggest an updated review was necessary.

M. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses, as happened during 2008 through 2010, when favorable experience primarily on casualty business led us to reduce our reserves. Based on the current assumptions used in estimating reserves, we believe that our overall reserve levels at December 31, 2010, make a reasonable provision to meet our future obligations. See note 6 for a further discussion of unpaid losses and settlement expenses.

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

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in tax expense. During 2010, the IRS completed an examination of the income tax returns for the years 2005 through 2009. The examination did not produce a material charge to corporate earnings and it brings the company current from a federal examination perspective.

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

(in thousands,	Income	Shares	Per Share
except per share data)	(Numerator)	(Denominator)	Amount
For the year ended December 31, 2010
Basic EPS
Income available to common shareholders	$127,432	21,020	$6.06
Stock options	—	221
Diluted EPS
Income available to common shareholders and assumed conversions	$127,432	21,241	$6.00
For the year ended December 31, 2009
Basic EPS
Income available to common shareholders	$93,845	21,562	$4.35
Stock options	—	169
Diluted EPS
Income available to common shareholders and assumed conversions	$93,845	21,731	$4.32
For the year ended December 31, 2008
Basic EPS
Income available to common shareholders	$78,676	21,540	$3.65
Stock options	—	308
Diluted EPS
Income available to common shareholders and assumed conversions	$78,676	21,848	$3.60

Q. COMPREHENSIVE EARNINGS: The difference between our net earnings and our comprehensive earnings is that comprehensive earnings include unrealized gains/ losses on our available-for-sale investment securities net of tax, whereas net earnings does not include such amounts, and such amounts are instead directly credited or charged against shareholders’ equity. In reporting the components of comprehensive earnings on a net basis in the income statement, we have used a 35 percent tax rate. Other comprehensive income (loss), as shown in the consolidated statements of earnings and comprehensive earnings, is net of tax expense (benefit) of $10.0 million, $33.5 million and $(43.3) million for 2010, 2009 and 2008, respectively.

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

We calculate the tax effects of share-based compensation pursuant to GAAP guidelines and under the alternative transition method. The alternative transition method included simplified methods to determine the impact on the additional paid-in capital pool and consolidated statements of cash flows of the tax effects of employee share-based compensation awards.

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

Catastrophe Exposures

Our insurance coverages include exposure to catastrophic events. We monitor all catastrophe exposures by quantifying our exposed policy limits in each region and by using computer-assisted modeling techniques. Additionally, we further limit our risk to such catastrophes through the purchase of reinsurance. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. In 2010, for these coverages, we had protection of $325 million in excess of a $50 million first-dollar retention. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. In 2010, these coverages were supported by $150 million in excess of a $25 million first-dollar retention in traditional catastrophe reinsurance protection, subject to certain retentions by us.

Our catastrophe reinsurance treaty renewed at January 1, 2011. We purchased $300 million, $325 million and $225 million of reinsurance limit, subject to certain retentions by us, for California earthquake, non-California earthquake and all other perils, respectively. These limits attach above an initial retention of $25 million. We actively manage our catastrophe program to keep our net retention in line with risk tolerances and to optimize the risk/return trade off.

Environmental Exposures

We are subject to environmental claims and exposures primarily through our commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, we have sought to mitigate or control the extent of this exposure on the vast majority of this business through the following methods: 1) our policies include pollution exclusions that have been continually updated to further strengthen them, 2) our policies primarily cover moderate hazard risks, and 3) we began writing this business after the insurance industry became aware of the potential pollution liability exposure and implemented changes to limit its exposure to this hazard.

In 2009, as an extension of our excess and surplus lines general liability product, we expanded our offerings into low to moderate environmental liability exposures for small contractors and asbestos and mold remediation specialists. The business unit also provides limited coverage for individually underwritten underground storage tanks. We have attempted to mitigate the overall exposure by focusing on smaller risks with low to moderate exposures. A large portion of this business is also offered on claims-made basis with relatively low limits. In addition, we have avoided risks that have large-scale exposures including petrochemical, chemical, mining, manufacturers and other risks that might be exposed to superfund sites. Since 2009, we have written less than $2 million of premium from this new product extension, which is covered under our casualty ceded reinsurance treaties.

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

Reinsurance

Reinsurance does not discharge us from our primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, we would be liable. We continuously monitor the financial condition of prospective and existing reinsurers. As a result, we purchase reinsurance from a number of financially strong reinsurers. We provide an allowance for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 5.

Investment Risk

Our investment portfolio is subject to market, credit and interest rate risks. The equity portfolio will fluctuate with movements in the overall stock market. While the equity portfolio has been constructed to have lower downside risk than the market, the portfolio is sensitive to movements in the market. The bond portfolio is affected by interest rate changes and credit spreads. We attempt to mitigate our interest rate and credit risks by constructing a well-diversified portfolio with high-quality securities with varied maturities. Our total portfolio had a positive return of 7 percent for the year. Downturns in the financial markets could have a negative effect on our portfolio. However, we attempt to manage this risk through asset allocation and security selection.

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

The National Association of Insurance Commissioners (NAIC) has developed Property/Casualty Risk-Based Capital (RBC) standards that relate an insurer’s reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries’ internal capital requirements and the NAIC’s RBC developments. As of December 31, 2010, we have determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations.

In addition, ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best, S&P and Moody’s. Their ratings reflect their opinions of an insurance company’s and an insurance holding company’s financial strength, operating performance, strategic position and ability to meet its obligations to policyholders.

2.  INVESTMENTS

A summary of net investment income is as follows:

NET INVESTMENT INCOME

(in thousands)	2010	2009	2008
Interest on fixed income securities	$62,806	$63,104	$68,290
Dividends on equity securities	8,192	7,965	13,863
Interest on short-term investments	170	591	1,484
Gross investment income	71,168	71,660	83,637
Less investment expenses	(4,369)	(4,314)	(4,651)
Net investment income	$66,799	$67,346	$78,986

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

Realized/unrealized gains
(in thousands)	2010	2009	2008
Net realized investment gains (losses)
Fixed income
Available-for-sale	$15,590	$11,196	$3,583
Available-for-sale OTTI	—	(4,578)	(11,933)
Held-to-maturity	120	70	270
Trading	28	67	(123)
Equity securities	7,443	21,350	25,534
Equity securities OTTI	—	(40,715)	(64,232)
Other	62	(145)	163
Total	23,243	(12,755)	(46,738)
Net changes in unrealized gains (losses) on investments
Fixed income
Available-for-sale	4,879	45,777	(21,032)
Held-to-maturity	(4,005)	(3,468)	(425)
Equity securities	23,816	49,504	(102,575)
Total	24,690	91,813	(124,032)
Net realized investment gains (losses) and changes in unrealized gains (losses) on investments	$47,933	$79,058	$(170,770)

During 2010, we recorded $23.2 million in net realized gains and the portfolio experienced unrealized gains of $24.7 million. For 2010, the net realized investment gains and changes in unrealized gains (losses) on investments totaled $47.9 million. The majority of our net realized gains were due to sales in the municipal and corporate bond portfolios.

The following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/maturities.

SALES

				Net
	Proceeds	Gross Realized		Realized
(in thousands)	From Sales	Gains	Losses	Gain (Loss)
2010 –
Available-for-sale	$323,887	$15,017	$(59)	$14,958
Held-to-maturity	—	—	—	—
Trading	1,006	28	—	28
Equities	35,559	8,525	(1,082)	7,443
2009 –
Available-for-sale	$230,604	$11,224	$(1,598)	$9,626
Held-to-maturity	—	—	—	—
Trading	10,264	336	(269)	67
Equities	178,098	21,350	(14,481)	6,869
2008 –
Available-for-sale	$143,074	$4,269	$(3,759)	$510
Held-to-maturity	5,230	179	—	179
Trading	10,885	241	(312)	(71)
Equities	89,032	25,959	(30,806)	(4,847)

CALLS/MATURITIES

				Net
	Proceeds	Gross Realized		Realized
(in thousands)	From Sales	Gains	Losses	Gain (Loss)
CALLS/MATURITIES
2010 —
Available-for-sale	$382,456	$636	$(4)	$632
Held-to-maturity	249,927	120	—	120
Trading	3	—	—	—
2009 —
Available-for-sale	$390,044	$169	$(11)	$158
Held-to-maturity	60,412	70	—	70
Trading	628	—	—	—
2008 —
Available-for-sale	$327,462	$137	$—	$137
Held-to-maturity	28,870	92	(1)	91
Trading	1,561	1	—	1

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

The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

Pricing Level 1 is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets. These valuations are based on quoted prices that are readily and regularly available in an active market.

Pricing Level 2 is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Pricing Level 3 is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy. As a part of management’s process to determine fair value, we utilize widely recognized, third party pricing sources to determine our fair values.

Corporate, Government and Municipal Bonds: The pricing vendor uses a generic model which uses standard inputs, including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing vendor also monitors market indicators, as well as industry and economic events. Further, the model uses Option Adjusted Spread (OAS) and is a multidimensional relational model. All bonds valued using these techniques are classified as Level 2. All Corporate, Government and Municipal securities were deemed Level 2.

Mortgage-backed Securities (MBS)/Collateralized Mortgage Obligations (CMO) and Structured Securities: The pricing vendor evaluation methodology includes interest rate movements, new issue data and other pertinent data. Evaluation of the tranches (non-volatile, volatile or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, prepayment assumptions and to incorporate collateral performance. To evaluate CMO volatility, an OAS model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates and recent trade activity. MBS/CMO and Structured Securities with corroborated, observable inputs are classified as Level 2. All of our MBS/ CMO and structured securities are deemed Level 2.

Common Stock: Exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All of our common stock holdings are deemed Level 1.

Assets measured at fair value on a recurring basis as of December 31, 2010, are summarized below:

	Quoted in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
(in thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Trading securities
Mortgage-backed	$—	$15	$—	$15
ABS/CMO*	—	—	—	—
Treasuries	—	—	—	—
Total trading securities	$	$15	$—	$15
Available-for-sale securities
Agencies	$—	$102,213	$—	$102,213
Corporates	—	472,933	—	472,933
Mortgage-backed	—	254,141	—	254,141
ABS/CMO*	—	49,915	—	49,915
Treasuries	—	15,824	—	15,824
Municipals	—	237,038	—	237,038
Equity	321,897	—	—	321,897
Total available-for-sale securities	$321,897	$1,132,064	$—	$1,453,961
Total	$321,897	$1,132,079	$—	$1,453,976

*Asset-backed & collateralized mortgage obligations

Assets measured at fair value on a recurring basis as of December 31, 2009, are summarized below:

	Quoted in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
(in thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Trading securities
Corporate	$—	$102	$—	$102
Mortgage-backed	$—	18	—	18
ABS/CMO*	—	674	—	674
Treasuries	—	147	—	147
Total trading securities	$—	$941	$—	$941
Available-for-sale securities
Agencies	$—	$134,832	$—	$134,832
Corporates	—	438,289	—	438,289
Mortgage-backed	—	241,584	—	241,584
ABS/CMO*	—	50,160	—	50,160
Treasuries**	—	6,616	—	6,616
Municipals	—	402,037	—	402,037
Equity	262,693	—	—	262,693
Total available-for-sale securities	$262,693	$1,273,518	$—	$1,536,211
Total	$262,693	$1,274,459	$—	$1,537,152

*Asset-backed & collateralized mortgage obligations

**Includes U.S. and Non-U.S. Government treasuries in 2009

As noted in the above tables, we did not have any assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2010 and 2009. Additionally, there were no securities transferred in or out of levels 1 or 2.

In addition, the following is a schedule of amortized costs and estimated fair values of investments in fixed income and equity securities as of December 31, 2010 and 2009:

	Amortized		Gross Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
2010
AVAILABLE-FOR-SALE
U.S. government	$15,771	$15,824	$244	$(191)
Non-U.S. government	—	—	—	—
U.S. agencies	103,133	102,213	869	(1,789)
Mtge/ABS/CMO*	290,858	304,056	14,041	(843)
Corporate	449,651	472,933	26,259	(2,977)
States, political subdivisions & revenues	234,456	237,038	4,823	(2,241)
Fixed maturities	1,093,869	1,132,064	46,236	(8,041)
Equity securities	213,069	321,897	109,122	(294)
Total available-for-sale	$1,306,938	$1,453,961	$155,358	$(8,335)
HELD-TO-MATURITY
U.S. agencies	$288,407	$282,326	$607	$(6,688)
Corporate	15,000	14,975	100	(125)
States, political subdivisions & revenues	5,851	6,083	232	—
Total held-to-maturity	$309,258	$303,384	$939	$(6,813)
TRADING**
U.S. government	$—	$—	$—	$—
U.S. agencies	—	—	—	—
Mtge/ABS/CMO*	13	15	—	—
Corporate	—	—	—	—
States, political subdivisions & revenues	—	—	—	—
Total trading	$13	$15	$—	$—
Total	$1,616,209	$1,757,360	$156,297	$(15,148)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

**Trading securities are carried at fair value with unrealized gains (losses) included in earnings.

	Amortized		Gross Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
2009
AVAILABLE-FOR-SALE
U.S. government	$5,439	$5,682	$243	$—
Non-U.S. government	945	934	—	(11)
U.S. agencies	135,554	134,832	850	(1,572)
Mtge/ABS/CMO*	283,658	291,744	8,586	(500)
Corporate	423,042	438,289	16,901	(1,654)
States, political subdivisions & revenues	391,565	402,037	11,227	(755)
Fixed maturities	1,240,203	1,273,518	37,807	(4,492)
Equity securities	177,681	262,693	85,467	(455)
Total available-for-sale	$1,417,884	$1,536,211	$123,274	$(4,947)
HELD-TO-MATURITY
U.S. government	$—	$—	$—	$—
U.S. agencies	200,064	197,848	732	(2,948)
States, political subdivisions & revenues	10,824	11,171	347	—
Total held-to-maturity	$210,888	$209,019	$1,079	$(2,948)
TRADING**
U.S. government	$158	$147	$—	$—
U.S. agencies	—	—	—	—
Mtge/ABS/CMO*	731	691	—	—
Corporate	105	103	—	—
States, political subdivisions & revenues	—	—	—	—
Total trading	$994	$941	$—	$—
Total	$1,629,766	$1,746,171	$124,353	$(7,895)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

**Trading securities are carried at fair value with unrealized gains (losses) included in earnings.

Agency Bonds

Unrealized losses in the agency bond portfolio were caused by interest rate changes, particularly during the last three months of the year. All but one bond in the portfolio is rated AAA. We believe it is probable that we will receive all contractual payments in the form of principal and interest. Additionally, we are not required to, nor do we intend to sell these investments prior to recovering the entire amortized cost basis of each security, thus we do not consider these investments to be other-than-temporarily impaired at December 31, 2010.

MBS/ABS/CMO

        Our MBS are issued by Government Sponsored Enterprises (GSE), including FNMA and FHLMC. All carry the highest credit rating by one or more major rating agency. As of December 31, 2010, we did not own any subprime residential mortgage bonds.  Our asset-backed securities (ABS) are comprised of rate reduction utility bonds and all carry the highest credit rating available by two major rating agencies. Our CMO are all rated AAA by one or more major rating agencies. All of these securities have demonstrated the ability to make all contractual or estimated cash flows in the form of principal or interest. We are not required to, nor do we intend to sell these investments prior to recovering the entire amortized cost basis of each security, and therefore do not consider these investments to be other-than-temporarily impaired at December 31, 2010.

Corporate Bonds

Unrealized losses in the corporate bond portfolio increased in 2010 as interest rates rose during the fourth quarter of the year. The corporate bond portfolio has an overall rating of A and we believe it is probable that we will receive all contractual payments in the form of principal and interest. In addition, we are not required to, nor do we intend to sell these investments prior to recovering the entire amortized cost basis of each security, which may be maturity. We do not consider these investments to be other-than-temporarily impaired at December 31, 2010.

Equity Securities

Our equity portfolio consists of common stocks and exchange traded funds (ETF). The unrealized loss is contained to two securities with a fair value of $6.1 million and an unrealized loss of $0.3 million. Given our intent to hold and expectation of recovery to cost within a reasonable period of time, we do not consider any of our equities to be other-than-temporarily impaired.

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

The amortized cost and estimated fair value of fixed income securities at December 31, 2010, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Fair Value

AVAILABLE-FOR-SALE
Due in one year or less	$20,874	$21,059
Due after one year through five years	133,753	140,385
Due after five years through 10 years	446,823	466,506
Due after 10 years	201,561	200,058
Mtge/ABS/CMO*	290,858	304,056
Total available-for-sale	$1,093,869	$1,132,064

HELD-TO-MATURITY
Due in one year or less	$6,717	$6,802
Due after one year through five years	7,181	7,749
Due after five years through 10 years	18,994	18,812
Due after 10 years	276,366	270,021
Total held-to-maturity	$309,258	$303,384

TRADING
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through 10 years	—	—
Due after 10 years	—	—
Mtge/ABS/CMO*	13	15
Total trading	$13	$15

TOTAL FIXED INCOME
Due in one year or less	$27,591	$27,861
Due after one year through five years	140,934	148,134
Due after five years through 10 years	465,817	485,318
Due after 10 years	477,927	470,079
Mtge/ABS/CMO*	290,871	304,071
Grand total	$1,403,140	$1,435,463

*Mortgage-backed, asset-backed & collateralized mortgage obligations

Expected maturities may differ from contractual maturities due to call provisions on some existing securities and prepayment features on MBS, ABS and CMOs. At December 31, 2010, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $147.0 million. At December 31, 2009, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $118.3 million.

The following tables are also used as part of our impairment analysis and illustrate the total value of securities that were in an unrealized loss position as of December 31, 2010, and December 31, 2009. These tables segregate the securities based on type, noting the fair value, cost (or amortized cost) and unrealized loss on each category of investment as well as in total. The tables further classify the securities based on the length of time they have been in an unrealized loss position.

December 31, 2010		12 Mos.
(in thousands)	<12 Mos.	& Greater	Total
U.S. Government
Fair value	$5,689	$—	$5,689
Cost or amortized cost	5,880	—	5,880
Unrealized loss	(191)	—	(191)
U.S. Agency
Fair value	$295,897	$—	$295,897
Cost or amortized cost	304,374	—	304,374
Unrealized loss	(8,477)	—	(8,477)
Mortgage Backed
Fair value	$43,852	$—	$43,852
Cost or amortized cost	44,659	—	44,659
Unrealized loss	(807)	—	(807)
ABS/CMO*
Fair value	$2,160	$—	$2,160
Cost or amortized cost	2,196	—	2,196
Unrealized loss	(36)	—	(36)
Corporate
Fair value	$110,772	$1,951	$112,723
Cost or amortized cost	113,813	2,012	115,825
Unrealized loss	(3,041)	(61)	(3,102)
States, political subdivisions and revenues
Fair value	$80,465	$996	$81,461
Cost or amortized cost	82,652	1,050	83,702
Unrealized loss	(2,187)	(54)	(2,241)
Subtotal, debt securities
Fair value	$538,835	$2,947	$541,782
Cost or amortized cost	553,574	3,062	556,636
Unrealized loss	(14,739)	(115)	(14,854)
Common stock
Fair value	$6,078	$—	$6,078
Cost or amortized cost	6,372	—	6,372
Unrealized loss	(294)	—	(294)
Total
Fair value	$544,913	$2,947	$547,860
Cost or amortized cost	559,946	3,062	563,008
Unrealized loss	(15,033)	(115)	(15,148)

*Asset-backed & collateralized mortgage obligations

December 31, 2009		12 Mos.
(in thousands)	<12 Mos.	& Greater	Total
U.S. Government
Fair value	$—	$—	$—
Cost or amortized cost	—	—	—
Unrealized loss	—	—	—
Non-U.S. Government
Fair value	$934	$—	$934
Cost or amortized cost	945	—	945
Unrealized loss	(11)	—	(11)
U.S. Agency
Fair value	$248,507	$—	$248,507
Cost or amortized cost	253,027	—	253,027
Unrealized loss	(4,520)	—	(4,520)
Mortgage Backed
Fair value	$24,931	$—	$24,931
Cost or amortized cost	25,302	—	25,302
Unrealized loss	(371)	—	(371)
ABS/CMO*
Fair value	$4,587	$3,255	$7,842
Cost or amortized cost	4,640	3,331	7,971
Unrealized loss	(53)	(76)	(129)
Corporate
Fair value	$68,436	$8,420	$76,856
Cost or amortized cost	69,541	8,969	78,510
Unrealized loss	(1,105)	(549)	(1,654)
States, political subdivisions and revenues
Fair value	$72,922	$7,028	$79,950
Cost or amortized cost	73,531	7,174	80,705
Unrealized loss	(609)	(146)	(755)
Subtotal, debt securities
Fair value	$420,317	$18,703	$439,020
Cost or amortized cost	426,986	19,474	446,460
Unrealized loss	(6,669)	(771)	(7,440)
Common stock
Fair value	$11,720	$2,468	$14,188
Cost or amortized cost	12,019	2,624	14,643
Unrealized loss	(299)	(156)	(455)
Total
Fair value	$432,037	$21,171	$453,208
Cost or amortized cost	439,005	22,098	461,103
Unrealized loss	(6,968)	(927)	(7,895)

*Asset-backed & collateralized mortgage obligations

As of December 31, 2010, we held two common stocks that were in unrealized loss positions. The total unrealized loss on these securities was $0.3 million. In considering both the significance and duration of the unrealized loss positions, we have no equity securities in an unrealized loss position of greater than 20 percent for more than six consecutive months.

The fixed income portfolio contained 153 securities at a loss as of December 31, 2010. Of these 153 securities, two have been in an unrealized loss position for 12 consecutive months or longer and these collectively represent $0.1 million in unrealized losses. The fixed income unrealized losses can be primarily attributed to rising interest rates during the final three months of 2010, and are not credit-specific Issues. All fixed income securities in the investment portfolio continue to pay the expected coupon payments under the contractual terms of the securities. In 2009, we adopted GAAP guidance on the recognition and presentation of OTTI. Accordingly, any credit-related impairment related to fixed income securities we do not plan to sell and for which we are not more-likely-than-not to be required to sell is recognized in net earnings, with the non-credit related impairment recognized in comprehensive earnings. Based on our analysis, our fixed income portfolio is of a high credit quality and we believe we will recover the amortized cost basis of our fixed income securities. We continually monitor the credit quality of our fixed income investments to assess if it is probable that we will receive our contractual or estimated cash flows in the form of principal and interest. There were no OTTI losses recognized in other comprehensive earnings in the periods presented.

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

•      The discontinuance of a segment of the business that may affect the future earnings potential,

•      Reduction or elimination of dividends,

•      Specific concerns related to the issuer’s industry or geographic area of operation,

•      Significant or recurring operating losses, poor cash flows, and/or deteriorating liquidity ratios, and

•      Downgrades in credit quality by a major rating agency.

Based on our analysis, we’ve concluded that the securities in an unrealized loss position were not other-than-temporarily impaired.

During 2010, we did not recognize any impairment losses. During 2009, we recognized impairment losses of $45.3 million. There were $76.2 million in losses associated with the OTTI of securities in 2008.

We completely exited our securities lending program as of June 30, 2009.

As required by law, certain fixed maturities and short-term investments amounting to $18.5 million at December 31, 2010, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities of less than $0.1 million held in trust at December 31, 2010. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

3. POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2010	2009	2008
Deferred policy acquisition costs, beginning of year	$75,880	$78,520	$78,882
Deferred:
Direct commissions	101,523	100,727	110,985
Premium taxes	6,809	6,596	7,663
Other direct underwriting expenses	67,030	69,496	65,270
Ceding commissions	(24,472)	(26,156)	(27,438)
Net deferred	150,890	150,663	156,480
Amortized	152,335	153,303	156,842
Deferred policy acquisition costs, end of year	$74,435	$75,880	$78,520
Policy acquisition costs:
Amortized to expense	152,335	153,303	156,842
Period costs:
Ceding commission - contingent	(2,203)	(1,998)	(2,683)
Other	7,939	10,715	9,161
Total policy acquisition costs	$158,071	$162,020	$163,320

4. DEBT

As of December 31, 2010, outstanding debt balances totaled $100.0 million, all of which was our long-term senior notes.

On December 12, 2003, we completed a public debt offering, issuing $100.0 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. The amount of the discount is being charged to income over the life of the debt on an effective-yield basis. Of the proceeds, capital contributions totaling $65.0 million were made to our insurance subsidiaries to increase their statutory surplus. The balance of the proceeds was used by the holding company to fund investment and operating activities. The estimated fair value for the senior note is $101.8 million. The fair value of our long-term debt is estimated based on the limited observable prices that reflect thinly traded securities.

As of December 31, 2010, we had no short-term debt outstanding, consistent with short-term debt balances as of December 31, 2009. We maintain a revolving line of credit with JP Morgan which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million. This facility has a three-year term that expires on May 31, 2011. As of December 31, 2010, no amounts were outstanding on this facility.

We incurred interest expense on debt at the following average interest rates for 2010, 2009 and 2008:

	2010	2009	2008
Line of credit	—	—	—
Reverse repurchase agreements	—	—	3.42%
Total short-term debt	—	—	3.42%
Senior notes	6.02%	6.02%	6.02%
Total debt	6.02%	6.02%	5.60%

Interest paid on outstanding debt for 2010, 2009 and 2008, amounted to $6.0 million, $6.0 million and $6.7 million, respectively.

5. REINSURANCE

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk (known as facultative reinsurance). In addition, there are several types of treaties including: quota share, excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements allow us to pursue greater diversification of business and serve to limit the maximum net loss to a single event, such as a catastrophe. Through the quantification of exposed policy limits in each region and the extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events.

Through the purchase of reinsurance, we also generally limit our net loss on any individual risk to a maximum of $3.0 million, although retentions can range from $0.5 million to $8.8 million.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2010	2009	2008

WRITTEN
Direct	$586,624	$614,887	$673,226
Reinsurance assumed	49,692	16,313	7,943
Reinsurance ceded	(151,176)	(161,284)	(167,713)
Net	$485,140	$469,916	$513,456
EARNED
Direct	$599,669	$640,034	$695,824
Reinsurance assumed	47,637	14,289	5,218
Reinsurance ceded	(153,924)	(162,362)	(172,278)
Net	$493,382	$491,961	$528,764
LOSSES AND SETTLEMENT EXPENSES INCURRED
Direct	$265,903	$245,671	$234,121
Reinsurance assumed	29,586	9,696	7,399
Reinsurance ceded	(94,157)	(51,979)	5,654
Net	$201,332	$203,388	$247,174

The growth in reinsurance assumed premium and losses are largely driven by a facultative property business unit formed in 2008 and several assumed reinsurance treaties undertaken and managed by home office staff. The assumed business is made up of short-tail property, catastrophe, and multi-peril crop and hail reinsurance. The majority of this assumed reinsurance is proportional and a large portion of the assumed incurred losses can be attributed to crop-related reinsurance entered into in January of 2010. Losses for each crop season are ultimately determined and paid subsequent to December 31 of the crop year reinsured. We continue to utilize reinsurance to reduce overall volatility and to mitigate risk on new businesses we enter.

At December 31, 2010, we had prepaid reinsurance premiums and recoverables on paid and unpaid losses and settlement expenses totaling $389.5 million. More than 91 percent of our reinsurance recoverables are due from companies with financial strength ratings of “A” or better by A.M. Best and S&P rating services.

The following table displays net reinsurance balances recoverable, after consideration of collateral, from our top 10 reinsurers, as of December 31, 2010. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 2 percent of shareholders’ equity.

REINSURER	Amounts	A.M. Best	S&P
(in thousands)	Recoverable	Rating	Rating
Munich Re America / HSB	$59,682	A+, Superior	AA-, Very Strong
Endurance Re	53,992	A, Excellent	A, Strong
Swiss Re /Westport Ins. Corp.	35,059	A, Excellent	A+, Strong
Axis Re	29,793	A, Excellent	A+, Strong
General Cologne Re	28,071	A++, Superior	AA+, Very Strong
Transatlantic Re	24,314	A, Excellent	A+, Strong
Aspen UK Ltd.	22,381	A, Excellent	A, Strong
Lloyds of London	21,821	A, Excellent	A+, Strong
Berkley Insurance Co.	20,049	A+, Superior	A+, Strong
Toa-Re	13,269	A, Excellent	A+, Strong

Ceded unearned premiums and reinsurance balances recoverable on paid losses and settlement expenses are reported separately as an asset, rather than being netted with the related liability, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. We continually monitor the financial condition of our reinsurers and actively follow up on any past due or disputed amounts. As part of our monitoring efforts, we review their annual financial statements and SEC filings. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the A.M. Best and S&P ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverability tests, including a segment based analysis using the average default rating percentage by S&P rating, which assists us in assessing the sufficiency of the existing allowance. Additionally, we perform an in-depth reinsurer financial condition analysis prior to the renewal of our reinsurance placements.

Our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover. Once regulatory action (such as receivership, finding of insolvency, order of conservation, order of liquidation, etc.) is taken against a reinsurer, the paid and unpaid recoverable for the reinsurer are specifically identified and written off through the use of our allowance for estimated unrecoverable amounts from reinsurers. When we write-off such a balance, it is done in full. We then reevaluate the remaining allowance and determine whether the balance is sufficient as detailed above and if needed, an additional allowance is recognized and income charged. The amount of allowance for uncollectible amounts on paid recoverables was $14.1 million and $14.6 million at December 31, 2010 and 2009, respectively. We have no receivables with a due date that extends beyond one year that are not included in our allowance for uncollectible amounts, other than the receivable related to our crop reinsurance program.  The amount receivable under our crop reinsurance business, which represents $23.4 million of our total premiums and reinsurance balances receivable at December 31, 2010, is not contractually due until the final settlement of the 2010 crop year which will occur during the second quarter of 2011.

6.             HISTORICAL LOSS AND LAE DEVELOPMENT

The table which follows is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2010, 2009 and 2008.

(in thousands)	2010	2009	2008
Unpaid losses and LAE at beginning of year:
Gross	$1,146,460	$1,159,311	$1,192,178
Ceded	(336,392)	(350,284)	(417,250)
Net	$810,068	$809,027	$774,928
Increase (decrease) in incurred losses and LAE:
Current accident year	$284,575	$269,965	$309,512
Prior accident years	(83,243)	(66,577)	(62,338)
Total incurred	$201,332	$203,388	$247,174
Loss and LAE payments for claims incurred:
Current accident year	$(43,945)	$(41,890)	$(51,599)
Prior accident year	(147,675)	(160,457)	(161,476)
Total paid	$(191,620)	$(202,347)	$(213,075)
Net unpaid losses and LAE at end of year	$819,780	$810,068	$809,027
Unpaid losses and LAE at end of year:
Gross	1,173,943	1,146,460	1,159,311
Ceded	(354,163)	(336,392)	(350,284)
Net	$819,780	$810,068	$809,027

The deviations from our initial reserve estimates appeared as changes in our ultimate loss estimates as we updated those estimates through our reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is continually updated until all claims in a defined set of claims are settled. As a relatively small insurer, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to systematic changes in the loss environment, we also must consider the volume of experience directly available to us and interpret any particular period’s indications with a realistic technical understanding of the reliability of those observations.

The table below summarizes our prior accident years’ loss reserve development by segment for 2010, 2009 and 2008:

(FAVORABLE)/UNFAVORABLE RESERVE DEVELOPMENT BY SEGMENT

(in thousands)	2010	2009	2008
Casualty	$(65,283)	$(65,523)	$(50,562)
Property	(8,271)	3,434	(6,646)
Surety	(9,689)	(4,488)	(5,130)
Total	$(83,243)	$(66,577)	$(62,338)

A discussion of significant components of reserve development for the three most recent calendar years follows:

2010. During 2010, we experienced favorable loss emergence from prior years’ reserve estimates across all of our segments. For our casualty segment, we experienced $65.3 million of favorable development, predominantly from the accident years 2006 through 2008. In retrospect, the expected loss ratios initially used to establish carried reserves for these accident years proved to be higher than required, which resulted in loss emergence significantly lower than expected. This was predominantly caused by favorable frequency and severity trends that continued to be considerably less than we expect over the long term. This was particularly true for our personal umbrella, transportation and executive products which experienced favorable loss development of $17.7 million, $11.6 million and $9.1 million, respectively. We also saw favorable loss emergence across most of our other casualty business including our commercial umbrella, program and general liability products. The experience on program business was a reversal compared to our experience in recent years. The contribution from general liability was much smaller than in previous years because of adverse experience on owner, landlord and tenant (non-construction) classes. This affected development on accident year 2009 in particular. In addition, we realized favorable development from some runoff casualty business including environmental and asbestos exposures. This was enhanced by successful reinsurance recovery efforts.

Our property segment realized $8.3 million of favorable loss development in 2010. Most of the development came from accident years 2009 and 2008. Marine business was the primary driver of the favorable development accounting for $4.6 million. The corrective actions taken in 2009 had a positive impact on 2010 results, particularly in the hull, protection & indemnity and marine liability products. Nearly every other property product experienced favorable development with the difference in conditions, assumed facultative reinsurance and runoff construction products having the most favorable results.

The surety segment experienced $9.7 million of favorable emergence in 2010. Accident year 2009 produced nearly all of the favorable development. The contract and commercial surety products were responsible for the majority of the favorable development, contributing $5.4 million and $3.7 million, respectively. We have been monitoring these products closely for signs of adverse experience caused by the condition of the economy over the last few years. To date, the impact has been much less than we thought likely and this is largely responsible for the favorable development.

2009. During 2009, we experienced favorable loss emergence from prior years’ reserve estimates across our casualty and surety segments, which were partially offset by unfavorable loss emergence in our property segment. For our casualty segment, we experienced $65.5 million of favorable development, predominantly from the accident years 2003 through 2008. In retrospect, the expected loss ratios initially used to set booked reserves for these accident years proved to be conservative, which resulted in loss emergence significantly lower than expected. This was predominantly caused by favorable frequency and severity trends that were considerably less than we would expect over the long term. This was particularly true for our general liability, personal umbrella and transportation products, which experienced favorable loss development of $38.2 million, $11.2 million and $10.1 million, respectively. The construction class was the largest contributor to the favorable emergence in the general liability product. We also saw favorable loss emergence across almost all of our other casualty products including our commercial umbrella products and executive products group. Offsetting this favorable trend, our program business experienced $4.5 million of unfavorable prior years’ loss development during the year, almost all in the 2008 accident year. We re-underwrote and downsized this product offering during 2009. We also realized $5.2 million of unfavorable development from some runoff casualty business from accident year 1987 related to environmental and asbestos exposures and the resulting changes in collectibility estimates.

Our property segment realized $3.4 million of unfavorable loss development in 2009. Most of this emergence was in accident years 2007 and 2008 and the direct result of the longer-tailed coverage within our marine business. We entered the marine business in 2005 and it had grown steadily until the first half of 2009. We had relied extensively on external loss development patterns to that point. Our losses have developed much more slowly than would be expected particularly in the hull, protection & indemnity and marine liability lines. As a result, we booked $11.4 million of adverse development on prior years’ reserves. We took underwriting action in 2009, exiting certain heavy commercial segments of the book and reorganizing the business. Offsetting the marine development was favorable development on catastrophes including $4.2 million from the 2008 hurricanes and Midwest flood. We also observed favorable loss emergence in our fire and runoff construction businesses.

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

The following table represents paid and unpaid environmental, asbestos and mass tort claims data (including incurred but not reported losses) as of December 31, 2010, 2009 and 2008:

(in thousands)	2010	2009	2008
LOSS AND LAE PAYMENTS (cumulative)
Gross	$86,453	$75,544	$70,210
Ceded	(43,015)	(41,639)	(39,143)
Net	$43,438	$33,905	$31,067
UNPAID LOSSES AND LAE AT END OF YEAR
Gross	$72,243	$68,198	$65,583
Ceded	(36,895)	(20,142)	(20,407)
Net	$35,348	$48,056	$45,176

Our environmental, asbestos and mass tort exposure is limited, relative to other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem and adopted appropriate coverage exclusions.

During 2010, we experienced elevated payment activity relative to previous years on both a direct and net basis. Most of this activity was driven by mass tort claim activity from the 1980s associated with Underwriter’s Indemnity Company (UIC) which we purchased in 1999. The most significant claims from this book were settled in 2010. We recorded $3.9 million direct and $0.7 million net of incurred losses on these claims in 2010. The resulting payment served to decrease ending reserves. Additionally, there were significant payments associated with our assumed run-off book of reinsurance. Four asbestos claims had payments totaling $1.5 million gross and $1.2 million net. The significant increase in ceded reserves in 2010 was largely due to adjustments for a 2007 marine liability claim, as well as the UIC mass tort claims.

During 2009, the increase in inception-to-date gross loss payments was significantly less than we experienced in 2008. Of particular note was a mass tort claim from accident year 2005 against an insured hotel involving carbon monoxide discharge. This resulted in payments of $1.6 million direct and $0.8 million net; approximately the same amounts as the case reserves established in 2008. Also, a marine liability claim from accident year 2007 involving a fuel spill resulted in payments of $0.3 million direct and net.

The increase in 2009 reserves over 2008 was driven primarily by claim activity from the 1980s associated with UIC. In recent years, we have had unexpected claim activity from this book of business, which caused us to add $4.7 million of both direct and net IBNR in 2009. Claim activity was lower in 2009 than in 2008, but we are still receiving new claim notifications.

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

7. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2010	2009
Deferred tax assets:
Tax discounting of claim reserves	$30,541	$31,797
Unearned premium offset	16,723	17,300
Deferred compensation	5,496	4,731
Stock option expense	3,577	2,558
Other	264	427
Deferred tax assets before allowance	56,601	56,813
Less valuation allowance	—	—
Total deferred tax assets	$56,601	$56,813
Deferred tax liabilities:
Net unrealized appreciation of securities	$51,544	$41,044
Deferred policy acquisition costs	26,052	26,558
Book/tax depreciation	1,359	1,649
Undistributed earnings of unconsolidated investee	11,380	11,721
Other	196	140
Total deferred tax liabilities	90,531	81,112
Net deferred tax liability	$(33,930)	$(24,299)

Income tax expense attributable to income from operations for the years ended December 31, 2010, 2009 and 2008, differed from the amounts computed by applying the U.S. federal tax rate of 35 percent to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2010	2009	2008
Provision for income taxes at the statutory federal tax rates	$62,471	$46,353	$37,309
Increase (reduction) in taxes resulting from:
Dividends received deduction	(1,628)	(1,449)	(1,830)
ESOP dividends paid deduction	(4,358)	(563)	(508)
Tax-exempt interest income	(3,221)	(5,171)	(6,418)
Other items, net	(2,206)	(578)	(631)
Total	$51,058	$38,592	$27,922

Our effective tax rates were 28.6 percent, 29.1 percent and 26.2 percent for 2010, 2009 and 2008, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2010 was slightly lower than 2009, even though we recorded net realized gains (instead of incurring net realized losses), and increased underwriting income during the year. While underwriting income and net realized gains advanced in 2010, the effective rate declined due to tax benefits on dividends paid during the year, as well as benefits associated with an affiliated dividend received.

Dividends paid to our Employee Stock Ownership Plan (ESOP) result in a tax deduction. As a result, the $7.00 per share special dividend ($10.3 million) paid to the company’s ESOP resulted in a $3.6 million tax benefit. This tax benefit reduced the effective rate by 2 percent.

Our net earnings include equity in earnings of unconsolidated investee, Maui Jim. This investee does not have a policy or pattern of paying dividends. As a result, we record a deferred tax liability on the earnings at the corporate capital gains rate of 35 percent. In the fourth quarter 2010, we received a $7.9 million non-recurring dividend. In accordance with GAAP guidelines on income taxes, we recognized a $2.2 million tax benefit from applying the lower tax rate applicable to affiliated dividends (7 percent), as compared to the corporate capital gains rate on which the deferred tax liabilities were based. This benefit is included in the other items, net caption in the previous table. Standing alone, the dividend resulted in a 1 percent reduction to the effective tax rate. The last time we received a non-recurring dividend from Maui Jim was the third quarter of 2008 ($4.0 million with a tax benefit of $1.1 million). We do not anticipate dividends in future periods as we expect to recover our investment through means other than receipt of dividends. We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 35 percent. We believe it is more-likely-than-not that all deferred tax assets will be recovered given the carry back availability as well as the results of future operations, which will generate sufficient taxable income to realize the deferred tax asset. In addition, we believe when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 35 percent.

Effective for tax years beginning in 2011, Illinois raised the state income tax rate applicable to corporations. Since the majority of our income arises from insurance operations which are subject to premium taxes, we expect the higher rate to have a minimal impact on our state income tax liability and our overall effective rate.

Federal and state income taxes paid in 2010, 2009 and 2008, amounted to $52.0 million, $30.8 million and $31.6 million, respectively.

8. EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP, 401(K) AND BONUS AND INCENTIVE PLANS

We maintain an ESOP, 401(k) and bonus and incentive plans covering executives, managers and associates. At the board’s discretion, funding of these plans is primarily dependent upon reaching predetermined levels of operating return on equity, combined ratio and Market Value Potential (MVP). MVP is a compensation model that measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers and associates correspond with those of our shareholders.

Our 401(k) plan allows voluntary contributions by employees and permits ESOP diversification transfers for employees meeting certain age or service requirements. We provide a basic 401(k) contribution of 3 percent of eligible compensation. Participants are 100 percent vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made to the ESOP and 401(k), subject to the achievement of certain overall financial goals. Profit-sharing contributions vest after three years of service.

Our ESOP and 401(k) cover all employees meeting eligibility requirements. ESOP and 401(k) profit-sharing contributions are determined annually by our board of directors and are expensed in the year earned. ESOP and 401(k)-related expenses (basic and profit-sharing) were $8.3 million, $8.7 million and $8.8 million, respectively, for 2010, 2009 and 2008.

During 2010, the ESOP purchased 113,006 shares of RLI stock on the open market at an average price of $51.10 ($5.8 million) relating to the contribution for plan year 2009. Shares held by the ESOP as of December 31, 2010, totaled 1,581,366 and are treated as outstanding in computing our earnings per share. During 2009, the ESOP purchased 103,357 shares of RLI treasury stock at an average price of $55.60 ($5.7 million) relating to the contribution for plan year 2008. During 2008, the ESOP purchased 118,902 shares of RLI stock on the open market at an average price of $53.85 ($6.4 million) relating to the contribution for plan year 2007.

Annual bonuses are awarded to executives, managers and associates through our incentive plans, provided certain financial and operational goals are met. Annual expenses for these incentive plans totaled $16.0 million, $15.5 million and $4.6 million for 2010, 2009 and 2008, respectively.

DEFERRED COMPENSATION

We maintain rabbi trusts for deferred compensation plans for directors, key employees and executive officers through which our shares are purchased. GAAP guidelines prescribe an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock.

In 2010, the trusts purchased 5,518 shares of our common stock on the open market at an average price of $55.46 ($0.3 million). In 2009, the trusts purchased 13,580 shares of our common stock on the open market at an average price of $51.96 ($0.7 million). In 2008, the trusts purchased 18,496 shares of common stock on the open market at an average price of $51.62 ($1.0 million). At December 31, 2010, the trusts’ assets were valued at $14.7 million.

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

During 2005, our shareholders approved the RLI Corp. Omnibus Stock Plan (omnibus plan).  The omnibus plan provided for grants of up to 1,500,000 shares (subject to adjustment for changes in our capitalization).  Since 2005, we have granted 1,225,200 stock options under this plan, including 16,100 in the first quarter of 2010.

During the second quarter of 2010, our shareholders approved the RLI Corp. Long-Term Incentive Plan (LTIP), which replaces the omnibus plan and which was filed with the Securities and Exchange Commission via a Form 8-K Current Report on May 6, 2010.  In conjunction with the adoption of this plan, effective May 6, 2010, options will no longer be granted under the omnibus plan.  The purpose of the LTIP is to promote our interests and those of our shareholders by providing our key personnel an opportunity to acquire a proprietary interest in the company and reward them for achieving a high level of corporate performance and to encourage our continued success and growth. In addition, the opportunity to acquire a proprietary interest in the company will aid in attracting and retaining key personnel of outstanding ability.  Awards under the LTIP may be in the form of restricted stock, stock options (nonqualified only), stock appreciation rights, performance units, as well as other stock based awards. Eligibility under the LTIP is limited to employees or directors of the company or any affiliate.  The granting of awards under the LTIP is solely at the discretion of the executive resources committee of the board of directors. The total number of shares of common stock available for distribution under the LTIP may not exceed 2,000,000 shares (subject to adjustment for changes in our capitalization).  We granted 207,050 stock options under the LTIP in 2010.

Under the LTIP, as under the omnibus plan, we grant stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant.  Options generally vest and become exercisable ratably over a five-year period. Beginning with the annual grant in May 2009, options granted under both plans have an eight-year life. Prior to that grant, options were granted with a 10-year life. The related compensation expense is recognized over the requisite service period.

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

Shares issued may be less than the number of shares actually exercised, as our plan allows participants to swap shares to cover the option exercise price and taxes due upon option exercise. Shares swapped are valued at the closing stock price on the date of option exercise. In these instances, the actual number of shares issued will be less than the options exercised and can result in a decrease to shareholders’ equity. Specifically, when options are exercised with significant intrinsic value (i.e. market value in excess of exercise price) and the exercise is facilitated via a stock swap, amounts withheld for taxes result in a decrease in shareholders’ equity. During 2008, the aggregate intrinsic value of options exercised was $16.6 million. A majority of these options were exercised via stock swaps with taxes withheld at the statutory minimum rate. As shown in the consolidated statements of shareholders’ equity, the exercise of options in 2008 resulted in a decrease to paid-in-capital, as the taxes withheld pursuant to swaps exceeded amounts paid in for options that were exercised using cash. This was not the case in 2010 or 2009 as the intrinsic value of the options exercised was not as significant ($6.5 million and $2.0 million, respectively). Therefore, the exercise of options in 2010 and 2009 resulted in increases to paid-in-capital.

On December 1, 2010, the Board of Directors declared a $ 7.00 per share special cash dividend to be paid on December 29, 2010, to shareholders of record at the close of business on December 16, 2010. To preserve the intrinsic value for option holders, the Board also approved, pursuant to the terms of our various stock option plans, a proportional adjustment to both the exercise price and the number of shares covered by each award for all outstanding incentive stock options (ISOs) and an adjustment to the exercise price (equivalent to the special dividend) for all outstanding non-qualified options. The majority (97 percent) of outstanding options at the time of the adjustment were non-qualified. These adjustments did not result in any incremental compensation expense as the aggregate fair value, aggregate intrinsic value and the ratio of the exercise price to the market price are approximately equal immediately before and after the adjustment.

The following tables summarize option activity in 2010, 2009 and 2008:

		Weighted
	Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	Outstanding	Price	Life	(in 000’s)
Outstanding options at January 1, 2010	1,583,803	$44.73
Options granted	223,150	$49.07
Special dividend *	5,398	$34.25
Options exercised	(244,505)	$28.95		$6,467
Options cancelled/forfeited	(42,864)	$40.15
Outstanding options at December 31, 2010	1,524,982	$41.32	5.79	$17,161
Exercisable options at December 31, 2010	833,331	$37.96	4.86	$12,176

		Weighted
	Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	Outstanding	Price	Life	(in 000’s)
Outstanding options at January 1, 2009	1,429,128	$43.35
Options granted	261,000	$47.97
Options exercised	(82,415)	$28.87		$1,961
Options cancelled/forfeited	(23,910)	$51.82
Outstanding options at December 31, 2009	1,583,803	$44.73	5.99	$13,487
Exercisable options at December 31, 2009	906,172	$40.17	4.78	$11,850

		Weighted
	Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	Outstanding	Price	Life	(in 000’s)
Outstanding options at January 1, 2008	1,605,252	$36.34
Options granted	267,000	$51.03
Options exercised	(439,404)	$22.37		$16,616
Options cancelled/forfeited	(3,720)	$50.04
Outstanding options at December 31, 2008	1,429,128	$43.35	6.46	$23,999
Exercisable options at December 31, 2008	853,367	$37.12	5.07	$19,645

* An adjustment was made to the exercise price and number of ISO options outstanding for the special cash dividend paid during December 2010. “Special dividend” represents the incremental options issued as a result of this adjustment.

The majority of our options are granted annually at our regular board meeting in May. In 2010, 223,150 options were granted with an average exercise price of $49.07 and an average fair value of $13.20. Of these grants, 167,150 were granted at the board meeting in May with a calculated fair value of $13.42. We recognized $3.1 million of expense during 2010 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $1.1 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $3.7 million, which will be recognized over the remainder of the vesting period.

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

The fair value of options were estimated using a Black-Scholes based option pricing model with the following weighted-average grant-date assumptions and weighted average fair values as of December 31:

	2010	2009	2008
Weighted-average fair value of grants	$13.20	$11.40	$13.01
Risk-free interest rates	2.58%	2.10%	3.29%
Dividend yield	1.74%	1.61%	1.53%
Expected volatility	25.91%	26.19%	24.01%
Expected option life	5.61 years	5.73 years	6.40 years

The risk-free rate is determined based on U.S. treasury yields that most closely approximate the option’s expected life. The dividend yield is calculated based on the average annualized dividends paid during the most recent five-year period. The expected volatility is calculated based on the mean reversion of RLI’s stock. Prior to the second quarter of 2009, it was calculated by computing the weighted average of the most recent one-year volatility, the most recent volatility based on expected life and the median of the rolling volatilities based on the expected life of RLI stock. The expected option life is determined based on historical exercise behavior and the assumption that all outstanding options will be exercised at the midpoint of the current date and remaining contractual term, adjusted for the demographics of the current year’s grant.

During 2004, the shareholders approved the Non-Employee Directors’ Stock Plan (stock plan). An aggregate of 200,000 shares of common stock is reserved under the stock plan. The stock plan is designed to provide compensation to each non-employee director in the form of a stock grant at the time of such director’s election or appointment to the board of directors, and future stock grants based on continued service as a director. In conjunction with the shareholders’ approval of the omnibus plan in May 2005, and now the LTIP in May 2010, no further awards will be issued under the stock plan. Awards to outside directors will be made under the LTIP.

Total shares granted to outside directors under the plans (LTIP in 2010 and omnibus in 2009 and 2008) were 2,474 in 2010, 4,852 in 2009 and 4,700 in 2008. Shares were granted at an average share price of $55.20 in 2010, $51.83 in 2009 and $53.83 in 2008. We recognized $0.1 million of expense relating to grants in 2010, compared to $0.3 million in 2009 and $0.3 million in 2008.

POST-RETIREMENT BENEFITS OTHER THAN PENSION

In 2002, we began offering certain eligible employees post-employment medical coverage. Under our plan, employees who retire at age 55 or older with 20 or more years of company service may continue medical coverage under our health plan. Former employees who elect continuation of coverage pay the full COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985) rate and coverage terminates upon reaching age 65. We expect a relatively small number of employees will use this benefit. The COBRA rate established for participating employees has historically covered the cost of providing this coverage.

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

Year-end statutory surplus presented in the table below includes $25.3 million of RLI stock (cost basis of $64.6 million) held by Mt. Hawley Insurance Company. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our consolidated financial statements.

The following table includes selected information for our insurance subsidiaries for the year ending and as of December 31:

(in thousands)	2010	2009	2008
Consolidated net income, statutory basis	$143,091	$116,332	$74,478
Consolidated surplus, statutory basis	$732,379	$784,161	$678,041

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Stand-alone net income for RLI Ins. was $129.3 million for 2010. Therefore, the maximum dividend distribution that can be paid by RLI Ins. during 2011 without prior approval is $129.3 million which represents RLI Ins.’s net income for 2010. The 12-month rolling limitation for 2010, based on the above criteria, was $78.4 million. In 2010, total cash dividends of $208.0 million were paid by RLI Ins. Of that amount, $150.0 million was paid by RLI Ins. as an extraordinary dividend after seeking and receiving approval from the Illinois regulatory authorities in November, 2010. The extraordinary dividend was paid to RLI Corp. in December, 2010 and was used to support the special dividend paid to shareholders on December 29, 2010. The balance of the 2010 dividends paid to RLI Corp. were to provide additional capital for the share repurchase plan, regular quarterly shareholder dividends, interest on senior notes and general corporate expenses. In 2009, total cash dividends of $40.0 million were paid by RLI Ins.

10. COMMITMENTS AND CONTINGENT LIABILITIES

We are party to numerous claims, losses and litigation that arise in the normal course of our business. Many of such claims, losses or litigation matters involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and losses will not have a material adverse effect on our financial condition, results of operations or cash flows. We are also involved in various other legal proceedings and litigation unrelated to our insurance business that arise in the ordinary course of business operations. Management believes that any liabilities that may arise as a result of these legal matters will not have a material adverse effect on our financial condition or operating results.

We have capital lease obligations for leased computers and operating lease obligations for regional office facilities. These leases expire in various years through 2018. Expense associated with these leases totaled $3.6 million in 2010, $4.1 million in 2009 and $3.9 million in 2008. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)
2011	$3,417
2012	3,092
2013	2,307
2014	2,014
2015	1,710
2016-2018	1,944
Total minimum future rental payments	$14,484

11. OPERATING SEGMENT INFORMATION

The following table summarizes our segment data based on the internal structure and reporting of information as it is used by management.

The segments of our insurance operations include casualty, property and surety. The casualty portion of our business consists largely of general liability, personal umbrella, transportation, executive products, commercial umbrella, multi-peril program business and other specialty coverage, such as our professional liability for design professionals. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment is also subject to inflation risk and may be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment primarily includes commercial fire, earthquake, difference in conditions, marine, facultative and treaty assumed reinsurance, including crop, and select personal lines policies in the state of Hawaii. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by minimizing the total policy limits written in a particular region, by purchasing reinsurance, and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events. Our assumed multi-peril crop and hail treaty reinsurance business covers revenue shortfalls or production losses due to natural causes such as drought, excessive moisture, hail, wind, frost, insects and disease. Significant aggregation of these losses are mitigated by the Federal Government reinsurance program that provides stop loss protection for our benefit.

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

REVENUES

(in thousands)	2010	2009	2008
Casualty	$231,119	$265,021	$313,481
Property	181,645	155,303	146,863
Surety	80,618	71,637	68,420
Segment totals before income taxes	$493,382	$491,961	$528,764
Net investment income	66,799	67,346	78,986
Net realized gains (losses)	23,243	(12,755)	(46,738)
Total	$583,424	$546,552	$561,012

DEPRECIATION AND AMORTIZATION

(in thousands)	2010	2009	2008
Casualty	$1,224	$1,417	$1,648
Property	818	836	872
Surety	577	560	604
Segment totals before income taxes	$2,619	$2,813	$3,124

NET EARNINGS (LOSSES)

(in thousands)	2010	2009	2008
Casualty	$38,239	$51,488	$46,507
Property	34,085	23,261	15,813
Surety	23,071	12,036	20,743
Net Underwriting Income	$95,395	$86,785	$83,063
Net investment income	66,799	67,346	78,986
Realized gains (losses)	23,243	(12,755)	(46,738)
General corporate expense and interest on debt	(14,048)	(13,991)	(13,557)
Equity in earnings of unconsolidated investees	7,101	5,052	4,844
Total earnings before income taxes	$178,490	$132,437	$106,598
Income taxes	51,058	38,592	27,922
Total	$127,432	$93,845	$78,676

The following table further summarizes net premiums earned by major product type within each segment:

	Year ended December 31,
(in thousands)	2010	2009	2008
CASUALTY
General liability	$96,659	$115,439	$140,891
Commercial and
personal umbrella	61,370	62,388	65,091
Commercial transportation	40,262	42,185	46,710
Executive products	15,841	15,553	13,846
Specialty program business	7,188	21,577	38,340
Other	9,799	7,879	8,603
Total	$231,119	$265,021	$313,481
PROPERTY
Commercial property	$80,471	$81,828	$85,271
Marine	47,981	52,470	48,166
Crop reinsurance	27,082	—	—
Property reinsurance	9,960	7,843	1,649
Other property	16,151	13,162	11,777
Total	$181,645	$155,303	$146,863
SURETY	$80,618	$71,637	$68,420
Grand total	$493,382	$491,961	$528,764

12. UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2010
Net premiums earned	$116,264	$121,758	$128,334	$127,026	$493,382
Net investment income	16,600	16,765	16,762	16,672	66,799
Net realized investment gains	6,463	4,291	4,527	7,962	23,243
Earnings (loss) before income taxes	34,802	52,229	41,003	50,456	178,490
Net earnings (loss)	24,221	34,994	27,965	40,252	127,432
Basic earnings per share(1)	$1.14	$1.66	$1.34	$1.92	$6.06
Diluted earnings per share(1)	$1.13	$1.65	$1.33	$1.90	$6.00
2009
Net premiums earned	$125,682	$122,492	$122,736	$121,051	$491,961
Net investment income	17,703	16,496	16,295	16,852	67,346
Net realized investment gains (losses)	(33,528)	5,754	6,985	8,034	(12,755)
Earnings (loss) before income taxes	(2,381)	46,503	43,663	44,652	132,437
Net earnings (loss)	(1,816)	34,080	31,019	30,562	93,845
Basic earnings (loss) per share(1)	$(0.08)	$1.58	$1.43	$1.42	$4.35
Diluted earnings (loss) per share(1)	$(0.08)	$1.57	$1.42	$1.41	$4.32

(1)          Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

LETTERS OF RESPONSIBILITY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders RLI Corp.:

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chicago, Illinois

February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders RLI Corp.:

We have audited RLI Corp. and Subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Controls and Procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

Chicago, Illinois

February 25, 2011

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Our internal control over financial reporting as of December 31, 2010 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Jonathan E. Michael
Jonathan E. Michael
President, CEO

/s/ Joseph E. Dondanville
Joseph E. Dondanville, CPA
Senior Vice President, CFO

SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2010.

(amounts in thousands, except per share data)	2010	2009	2008	2007	2006

OPERATING RESULTS
Gross premiums written (1)	$636,316	631,200	681,169	739,334	799,013
Consolidated revenue	$583,424	546,552	561,012	652,345	632,708
Net earnings	$127,432	93,845	78,676	175,867	134,639
Comprehensive earnings (loss)(2)	$146,013	156,126	(1,895)	166,423	156,999
Net cash provided from operating activities	$100,235	127,759	161,334	127,023	171,775

FINANCIAL CONDITION
Total investments	$1,803,021	1,852,502	1,658,828	1,839,777	1,828,241
Total assets	$2,514,592	2,538,653	2,419,401	2,626,523	2,771,296
Unpaid losses and settlement expenses	$1,173,943	1,146,460	1,159,311	1,192,178	1,318,777
Total debt	$100,000	100,000	100,000	127,975	100,000
Total shareholders’ equity	$791,376	832,250	708,154	774,422	756,520
Statutory surplus(3)	$732,379	784,161	678,041	752,004	746,905

SHARE INFORMATION
Net earnings per share:
Basic	$6.06	4.35	3.65	7.46	5.40
Diluted	$6.00	4.32	3.60	7.30	5.27
Comprehensive earnings (loss) per share:(2)
Basic	$6.95	7.24	(0.09)	7.06	6.30
Diluted	$6.87	7.18	(0.09)	6.91	6.14
Cash dividends declared per share:
Ordinary	$1.15	1.08	0.99	0.87	0.75
Special(4)	$7.00
Book value per share(4)	$37.75	39.14	32.98	34.95	31.17
Closing stock price(4)	$52.57	53.25	61.16	56.79	56.42
Stock split
Weighted average shares outstanding:(5)(6)
Basic	21,020	21,562	21,540	23,574	24,918
Diluted	21,241	21,731	21,848	24,085	25,571
Common shares outstanding	20,965	21,265	21,474	22,155	24,273

OTHER NON-GAAP FINANCIAL INFORMATION(1)
Net premiums written to statutory surplus(3)	66%	60%	76%	72%	74%
GAAP combined ratio(7)	80.7	82.3	84.2	71.4	84.1
Statutory combined ratio(3) (7)	81.4	83.9	85.7	73.3	84.0

	2005	2004		2003		2002		2001	2000

OPERATING RESULTS
Gross premiums written (1)	756,012	752,588		742,477		707,453		511,985	437,867
Consolidated revenue	569,302	578,800		519,886		382,153		309,354	263,496
Net earnings	107,134	73,036		71,291		35,852		31,047	28,693
Comprehensive earnings (loss)(2)	83,902	81,354		97,693		13,673		11,373	42,042
Net cash provided from operating activities	198,027	188,962		191,019		161,971		77,874	53,118

FINANCIAL CONDITION
Total investments	1,697,791	1,569,718		1,333,360		1,000,027		793,542	756,111
Total assets	2,735,870	2,468,775		2,134,364		1,719,327		1,390,970	1,281,323
Unpaid losses and settlement expenses	1,331,866	1,132,599		903,441		732,838		604,505	539,750
Total debt	115,541	146,839		147,560	(8)	54,356		77,239	78,763
Total shareholders’ equity	692,941	623,661		554,134		456,555	(5)	335,432	326,654
Statutory surplus(3)	690,547	605,967	(8)	546,586	(8)	401,269	(5)	289,997	309,945

SHARE INFORMATION
Net earnings per share:
Basic	4.21	2.90		2.84		1.80		1.58	1.46
Diluted	4.07	2.80		2.76		1.75		1.55	1.44
Comprehensive earnings (loss) per share:(2)
Basic	3.30	3.23		3.89		0.69		0.58	2.14
Diluted	3.19	3.12		3.78		0.67		0.57	2.11
Cash dividends declared per share:
Ordinary	0.63	0.51		0.40		0.35		0.32	0.30
Special(4)
Book value per share(4)	27.12	24.64		22.02		18.50	(5)	16.92	16.66
Closing stock price(4)	49.87	41.57		37.46		27.90		22.50	22.35
Stock split						200	%(6)
Weighted average shares outstanding:(5)(6)
Basic	25,459	25,223		25,120		19,937		19,630	19,634
Diluted	26,324	26,093		25,846		20,512		20,004	19,891
Common shares outstanding	25,551	25,316		25,165		24,681		19,826	19,608

OTHER NON-GAAP FINANCIAL INFORMATION(1)
Net premiums written to statutory surplus(3)	72%	84%		87%		103%		109%	84%
GAAP combined ratio(7)	86.0	92.2		92.0		95.6		97.2	94.8
Statutory combined ratio(3) (7)	86.7	93.8		93.1		92.4		95.8	95.8

(1)          See page 7 for information regarding non-GAAP financial measures.

(2)          See note 1.Q to the consolidated financial statements.

(3)          Ratios and surplus information are presented on a statutory basis. As discussed further in the MD&A and note 9 to the consolidated financial statements, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Reporting of statutory surplus is a required disclosure under GAAP.

(4)          On December 1, 2010, the RLI Corp. Board of Directors declared a special cash dividend of $7.00 per share. The dividend was paid on December 29, 2010, to shareholders of record as of December 16, 2010, and totaled $146.7 million. The special dividend produced a corresponding decrease to book value per share, as well as a decrease on stock price.

(5)          On December 26, 2002, we closed an underwritten public offering of 4.8 million shares of common stock. This offering generated $115.1 million in net proceeds. Of this, $80.0 million was contributed to the insurance subsidiaries. Remaining funds were used to pay down lines of credit.

(6)          On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retroactively stated to reflect this split.

(7)          The GAAP and statutory combined ratios are impacted by favorable development on prior accident years’ loss reserves. See note 6 to the consolidated financial statements for further discussion.

(8)          On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commission, of $98.9 million. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. Remaining funds were retained at the holding company.

COMPANY LEADERS

EXECUTIVE TEAM

(left to right, top to bottom)

Todd W. Bryant, CPA, CPCU: Vice President, Controller (1, 2, 3, 4) • Industry experience: 17 years • Joined RLI in 1993 • Prior positions include: chief accountant and AVP financial reporting. Promoted to current position in 2009.

Seth A. Davis, CFA, CIA, CPCU: Vice President, Internal Audit (2, 3, 4) • Industry experience: 15 years • Joined RLI in 2004 • Prior position: manager, internal audit. Promoted to current position in 2005.

Carol J. Denzer: Vice President, Chief Information Officer (2, 3, 4) • Industry experience: 25 years • Joined RLI in 1987 • Prior positions include: accounting and reinsurance, AVP and VP of reinsurance and catastrophe management. Promoted to current position in 2006.

Joseph E. Dondanville, CPA: Sr. Vice President, CFO (1, 2, 3, 4) • Industry experience: 33 years • Joined RLI in 1984 • Prior positions include: chief accountant, controller and VP. Promoted to current position in 2002. Also serves as director of Maui Jim, Inc.

Donald J. Driscoll: Vice President, Claim (2, 3, 4) • Industry experience: 25 years • Joined RLI in 1996 • Prior positions include: director of coverage and casualty claims and AVP. Promoted to current position in 2000.

Jeffrey D. Fick: Vice President, Human Resources (1, 2, 3, 4) • Industry experience: 6 years • Joined RLI in 2005 in current position.

Aaron H. Jacoby: Vice President, Corporate Development (1, 2, 3, 4) • Industry experience: 9 years • Joined RLI in 2001 • Prior position: director of corporate development. Promoted to current position in 2004.

Daniel O. Kennedy: Vice President, General Counsel (1, 2, 3, 4), Corporate Secretary (1) • Industry experience: 5 years • Joined RLI in 2006 in current position.

Craig W. Kliethermes, FCAS, MAAA, CPCU: Sr. Vice President, Risk Services (2, 3, 4) • Industry experience: 26 years • Joined RLI in 2006 • Prior position: VP of actuarial and risk services. Promoted to current position in 2009.

Jonathan E. Michael: President & CEO (1), Chairman & CEO (2, 3, 4) • Industry experience: 34 years • Joined RLI in 1982 • Prior positions include: controller, vice president of finance and CFO, executive vice president, president and CEO/COO of principal insurance subsidiaries.

John E. Robison: Treasurer, Chief Investment Officer (1, 2, 3, 4) • Industry experience: 20 years • Joined RLI in 2004 as Treasurer; CIO title added in 2009.

Michael J. Stone: President & COO (2, 3, 4) • Industry experience: 41 years • Joined RLI in 1996 • Prior positions include: vice president, claim; senior VP and executive VP. Promoted to current position in 2002.

1:               RLI Corp.

2:               RLI Insurance Company

3:               Mt. Hawley Insurance Company

4:               RLI Indemnity Company

BOARD OF DIRECTORS

Kaj Ahlmann (4, 5): Director since 2009 • Global Head of Strategic Services and Chairman of the Advisory Board for Deutsche Bank • Prior positions: chairman & CEO, inreon; vice chairman & executive officer, E.W. Blanch Holdings, Inc.; chairman, president & CEO, Employers Reinsurance Corporation • Board/trustee memberships: director, American Institute for Chartered Property Casualty Underwriters; advisory board, Six Sigma Academy.

Barbara R. Allen (1, 5): Director since 2006 • Retired President of Proactive Partners • Prior positions: partner, The Everest Group; executive vice president international foods, Quaker Oats; vice president, corporate strategic planning, Quaker Oats; president, frozen foods division, Quaker Oats; vice president marketing, Quaker Oats; president, corporate supplier division, Corporate Express; CEO, WUSA.

John T. Baily (2, 3): Director since 2003 • Retired President of Swiss Re Capital Partners • Prior positions: national insurance industry chairman & partner, Coopers & Lybrand LLP (now known as PriceWaterhouseCoopers LLP) • Board/trustee memberships: director, Endurance Specialty Holdings Ltd.; director, Golub Capital BDC, Inc.; director, CIFG; chairman of the board, Albright College.

Jordan W. Graham (1, 5): Director since 2004 • Executive Vice President for Scores and President of Consumer Services of FICO • Prior positions: managing director & head of North America business development, global transaction services division, Citigroup; managing director & founder, Quotient Partners; vice president, internet business solutions group services industry consulting practice, Cisco Systems; managing director & global head, financial services industry consulting practice, Cisco.

Gerald I. Lenrow, Esq. (1, 2): Director since 1993 • Head of private law practice serving a select group of insurers • Prior positions: consultant, General Reinsurance Corp & Cologne Life Re; partner, Coopers & Lybrand LLP (now known as PriceWaterhouseCoopers LLP).

Charles M. Linke (3, 4): Director since 2003 • Professor Emeritus of Finance at the University of Illinois (Urbana-Champaign) • Prior positions: CEO, Economics Et Cetera, Inc.; IBE distinguished professor of finance; chair, department of finance, University of Illinois; associate dean of graduate studies, University of Illinois; associate dean of executive education, University of Illinois.

F. Lynn McPheeters (1, 2, 5): Director since 2000 • Retired Vice President & CFO of Caterpillar Inc. • Prior positions: corporate treasurer, Caterpillar, Inc.; executive vice president, financial services corporation, Caterpillar, Inc.; secretary-treasurer, Hong Kong, Caterpillar, Inc.; finance manager, Europe, Caterpillar, Inc.; distribution finance manager, Japan, Caterpillar, Inc. • Board/trustee memberships: director, Microlution, Inc.; director, Crosslink; president, Southern Illinois University Carbondale foundation board.

Jonathan E. Michael (4, 5): Director since 1997 • President & CEO of RLI Corp. • Prior positions: associate, Coopers & Lybrand LLP (now known as PriceWaterhouseCoopers LLP) • Board/trustee memberships: director, SS&C Technologies, Inc.; director, Maui Jim, Inc.; director, Marshall County State Bank; 2nd vice chair, PCI board of governors; member, OSF Community advisory board; member, Illinois Neurological Institute advisory board; member, Easter Seals board • Peoria/Bloomington; member, Peoria’s CEO Roundtable.

Gerald D. Stephens, CPCU (4): Director since 1965 • Chairman of the RLI Corp. Board of Directors • Prior positions: founder & CEO, RLI Corp. • Board/ trustee memberships: chairman, Maui Jim, Inc.; director, American Institute of Chartered Property and Casualty Underwriters.

Robert O. Viets, JD, CPA (2, 3): Director since 1993 • President of ROV Consultants, LLC • Prior positions: president, CEO & director, CILCORP Inc.; consultant, AES Corporation; CPA, Arthur Andersen & Co. • Board/trustee memberships: director, Patriot Coal Corporation.

1:               Executive Resources Committee

2:               Audit Committee

3:               Nominating/Corporate Governance Committee

4:               Finance and Investment Committee

5:               Strategy Committee

FIELD OFFICERS

CASUALTY

Chad S. Berberich: Vice President, RLI Executive Products Group (Dallas, Tex.) • Industry experience: 14 years

David A. Dunn: President, RLI Transportation (Atlanta, Ga.) • Industry experience: 34 years

Richard W. Quehl: Vice President, RLI Specialty Markets, Personal & Commercial Lines (Peoria, Ill.) • Industry experience: 41 years

Paul J. Simoneau: Vice President, Casualty Brokerage (Glastonbury, Conn.) Industry experience: 33 years

L. Leonard Waldhauser IV: Vice President, RLI Professional Services Group (Philadelphia, Pa.) • Industry experience: 17 years

PROPERTY

J. Kevin Brawley, CPCU, ARM, AMIM: President, RLI Re (Stamford, Conn.)

• Industry experience: 33 years

Kevin McDonough: Vice President, West Coast Property (Los Angeles, Calif.)

• Industry experience: 29 years

Robert J. Schauer: President, RLI Marine (New York, N.Y.)

• Industry experience: 23 years

Jeffrey S. Wefer: Senior Vice President, E&S Property (Chicago, Ill.)

• Industry experience: 39 years

SURETY

Roy C. Die: Vice President, Surety (Houston, Tex.)

• Industry experience: 23 years

David C. Sandoz: Vice President, Surety (Peoria, Ill.)

• Industry experience: 34 years

CLAIM

Brian J. Casey: VP and Claim Counsel (Greensboro, Ga.)

• Industry experience: 26 years

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 5, 2011, in Peoria, III.

TRADING AND DIVIDEND INFORMATION

	Closing Stock Price			Dividends
2010	High	Low	Ending	Declared
1st Quarter	$57.22	$49.91	$57.02	$0.28
2nd Quarter	59.49	52.51	52.51	0.29
3rd Quarter	57.14	51.49	56.62	0.29
4th Quarter	61.09	51.66	52.57	7.29

	Closing Stock Price			Dividends
2009	High	Low	Ending	Declared
1st Quarter	$61.17	$43.13	$50.20	$0.26
2nd Quarter	53.14	44.35	44.80	0.27
3rd Quarter	54.08	44.25	52.78	0.27
4th Quarter	54.90	49.67	53.25	0.28

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid dividends for 138 consecutive quarters and increased dividends in each of the last 35 years. On December 29, 2010, RLI paid a special cash dividend of $7.00 per share to shareholders of record as of December 16, 2010.

STOCK OWNERSHIP

December 31, 2010	Shares	%
Insiders	2,120,571	10.1
ESOP	1,581,366	7.6
Institutions & other public	17,262,603	82.3
Total outstanding	20,964,540	100.0

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

REQUESTS FOR ADDITIONAL INFORMATION

Electronic versions of the following documents are, or will be made, available on our website: 2010 annual report; 2011 proxy statement; 2010 annual report on form 10-K; code of conduct, corporate governance guidelines; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees of our board. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

COMPANY FINANCIAL STRENGTH RATINGS

A.M. Best:	A+ (Superior)	RLI Group
Standard & Poor’s:	A+ (Strong)	RLI Insurance Company
	A+ (Strong)	Mt. Hawley Insurance Company
Moody’s:	A2 (Good)	RLI Insurance Company
	A2 (Good)	Mt. Hawley Insurance Company
	A2 (Good)	RLI Indemnity Company

CONTACTING RLI

For investor relations requests and management’s perspective on specific issues, contact John Robison, treasurer and chief investment officer, at (309) 693-5846 or at john. robison@rlicorp.com.

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

9025 N. LINDBERGH DRIVE · PEORIA, ILLINOIS 61615-1431
P: 309-692-1000 · 800-331-4929 · F: 309-692-1068
www.rlicorp.com

RLI
DIFFERENT WORKS

©2011 RLI CORP. · 1.4M