Form 10-K, Exhibit 13
period 2012-01-31
RLI CORP
filed 2012-02-28
CIK 84246

Exhibit 13

Making progress in an ever-changing world

2011 RLI CORP. ANNUAL REPORT

RLI®

DIFFERENT WORKS

TABLE OF CONTENTS

CHAIRMAN’S LETTER TO SHAREHOLDERS	1

MANAGEMENT’S DISCUSSION AND ANALYSIS	6

CONSOLIDATED BALANCE SHEETS	33

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS	34

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	35

CONSOLIDATED STATEMENTS OF CASH FLOWS	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	38

LETTERS OF RESPONSIBILITY	63

GLOSSARY	67

COMPANY LEADERS	68

SELECTED FINANCIAL DATA	70

INVESTOR INFORMATION	72

“Without continual growth and progress, such words as improvement, achievement, and success have no meaning.”

So said Benjamin Franklin. And at RLI, we agree.

When economies are booming or when they’re weak; in years when natural disasters abound and in years when Mother Nature is kind — we continue moving forward. Using growth and progress as indicators of success, 2011 was a banner year for RLI.

10-YEAR CUMULATIVE SHAREHOLDER RETURN

RLI
S&P 500
$400
300
200
100
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Over the past 10 years, RLI's total return to shareholders has been significantly better than that of the S&P 500.

Assumes $100 invested on December 31, 2001, in RLI and the S&P 500, with reinvestment of dividends. Comparison of 10-year annualized total return — RLI: 16.5%, S&P 500: 2.9%

JONATHAN E. MICHAEL

Chairman & CEO

One of the keys to our success this year was expansion through new product initiatives and the acquisition of Contractors Bonding and Insurance Company (CBIC). This privately held, Seattle-based insurance company specializes in surety bonds and related niche property and casualty insurance products. CBIC has a long history of success — achieving an underwriting profit in 15 of the last 16 years.

Our focus on evolving and growing our business served us well as we weathered a year of challenging economic conditions, substantial market volatility and an active catastrophe environment. The market has been slow to recover from the poor business climate over the past several years. On top of that, the world — and the insurance market — were impacted by extensive natural disaster activity. Despite the turbulent world around us, we’re proud to say that once again we delivered solid financial results and value to our shareholders.

GROWING RETURNS

Legendary investor Warren Buffett has said the most important thing is not that a company grows — but that its returns to shareholders grow. It’s a philosophy we follow at RLI. Growth is important to our company, but if we’re unable to turn opportunities into profit for our shareholders, we won’t pursue them.

We’re a U.S.-based specialty insurer with a proven recipe for success — we underwrite our own business, give our underwriters a high degree of authority, and tie rewards to their performance. This business model has worked for nearly half a century — and we’re confident it will continue to deliver success long into the future.

2011 was certainly an example of this business model at work. Our performance resulted in a 3 percent increase in net earnings to $131 million. RLI achieved $116 million of underwriting income, compared to $95 million in 2010. We ended the year with a GAAP combined ratio of 78.4, versus 80.7 in 2010. This marks our 16th consecutive year of underwriting income.

Within the investment portfolio, investment income was down 5 percent for the year. Our ability to deliver superior underwriting results is particularly important in today’s low interest rate environment. On a total return basis, our investment portfolio performed admirably in a tough, volatile market, returning 7.3 percent. Between the positive underwriting and investment returns in 2011, capital grew significantly, which allowed RLI to pay a $5 per share special dividend in December. Including this dividend, book value per share advanced 16 percent in the year.

While our top priority with excess capital is always to make strategic investments in our business — evidenced by our recent acquisition of CBIC — there are times when our capital exceeds our needs. When this occurs, we return it to our shareholders.

As a result of our positive financial performance during the year, our A+ ratings were again reaffirmed by A.M. Best and Standard & Poor’s, and CBIC maintained its A rating by A.M. Best. We’ve also entered our third decade on the Ward’s 50® Property & Casualty Top Performers list — one of only four property and casualty insurers to be recognized every year since the list’s inception.

When it comes to returns, our performance has consistently outpaced market indices and industry peers. We’re proud to say this was the case again in 2011. We remained a good investment for

FINANCIAL HIGHLIGHTS

In thousands, except combined
ratio and per-share data	2011	2010	% change
Gross premiums written	$702,107	$636,316	10.3%
Net premiums written	549,638	485,140	13.3%
Consolidated revenue	619,169	583,424	6.1%
Net earnings	130,591	127,432	2.5%
GAAP combined ratio	78.4	80.7	-2.9%
Total shareholders’ equity	818,852	791,376	3.5%
Per-share data:
Net earnings	$6.09	$6.00	1.5%
Cash dividends declared:
Ordinary	1.19	1.15	3.5%
Special	5.00	7.00
Book value	38.69	37.75	2.5%
Year-end closing stock price	72.86	52.57	38.6%
Return on equity	15.7%	15.0%	4.7%

shareholders, delivering positive returns in spite of a challenging environment.

GROWING OUR PORTFOLIO

Expanding our product portfolio has always been a key focus for RLI. If you look back through past annual reports, you’ll find information on the new products we’ve acquired or developed to re-shape our company in order to better weather tough economic times or take advantage of opportunities in the marketplace.

Our biggest news in 2011 was the purchase of CBIC in April. This acquisition gives us the opportunity to offer more products and solutions to existing RLI customers, as well as our expanded base of CBIC customers. CBIC brought a talented team of underwriters with deep industry expertise and an excellent underwriting track record to RLI.

We continue to experience growth from products added to our portfolio over the last five years, which combined with CBIC, now make up more than 20 percent of our total premium. A few of the many offerings that we have added or expanded include liability and P&C products for professional services firms, crop reinsurance, pet insurance and property reinsurance.

Our mature casualty and property products, too, play a strong role in our success. These products are beginning to stabilize relative to the declines experienced in the past few years. The market for these products is showing signs of flattening out with moderate pricing increases occurring in select segments. We are cautiously optimistic that this indicates improvement is on the horizon.

We’ll continue to pay close attention to both our new and mature products — looking for new niches and new underwriters who are a good fit for RLI, and finding new ways to expand our existing product lines.

GROWING STRONGER

We see 2012 as a year of investment for RLI. These investments — in products, processes and people —

will help us continue growing and will ensure that we are well-positioned for future success. We’ll invest in:

•  Products — thinking creatively and strategically, keeping our eye on the industry, and seeking new opportunities.

•  Processes — making it easier for customers to do business with us by improving our technologies.

•  Relationships — delivering the superior service and innovative products that our customers need and expect from RLI.

•  People — working hard to retain the great team members we already have and attract new talent to our company.

We believe RLI has the most dedicated, hardest-working team in the industry, from underwriters to claim and support talent. Our employees are empowered to make decisions and are supported by a home office that makes it easy to do so. Their commitment is recognized and rewarded through participation in our Employee Stock Ownership Plan. We’re all proud to call ourselves “owners” of RLI.

Next to our great team, the most important factor in our success is our business model. Our approach to underwriting discipline, innovation, and customer service was shaped by Jerry Stephens, our founder and long-time chairman of the Board of Directors, who retired from the board in 2011. As Chairman & CEO, I will lead our organization into the future with a relentless focus on continuously evolving our business, while preserving the core principles that have driven our success.

Thank you for your confidence in our company and our team. We will work hard to make this a rewarding relationship for all of us in the years ahead.

/s/ Jonathan E. Michael
Jonathan E. Michael
CHAIRMAN & CEO | FEBRUARY 28, 2012

Management’s Discussion and Analysis

OVERVIEW

RLI Corp. underwrites selected property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group. As a niche company, we offer specialty insurance coverages designed to meet specific insurance needs of targeted insured groups and underwrite for certain markets that are underserved by the insurance and reinsurance industry, such as our difference in conditions coverages or oil and gas surety bonds. We also provide types of coverages not generally offered by other companies, such as our stand-alone personal umbrella policy. The excess and surplus market, which unlike the standard admitted market, is less regulated and more flexible in terms of policy forms and premium rates, provides an alternative for customers with hard-to-place risks. When we underwrite within the surplus lines market, we are selective in the lines of business and type of risks we choose to write. Using our non-admitted status in this market allows us to tailor terms and conditions to manage these exposures more effectively than our admitted counterparts. Often, the development of these specialty insurance coverages is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. Once a proposal is submitted, our underwriters determine whether it would be a viable product based on our business objectives.

The foundation of our overall business strategy is to underwrite for profit in all market conditions and we achieved this for 16 consecutive years, averaging an 87.0 combined ratio over that period of time. This foundation drives our ability to provide shareholder returns in three different ways: the underwriting income itself, net investment income from our investment portfolio and long-term appreciation in our equity portfolio. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on generating total return. The fixed income portfolio consists primarily of highly-rated, diversified, liquid investment-grade securities. Consistent underwriting income allows a portion of our shareholders’ equity to be invested in equity securities. Our equity portfolio consists of a core stock portfolio weighted toward dividend-paying stocks, as well as exchange traded funds (ETFs). Our minority equity ownership in Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality sunglasses, has also enhanced overall returns. We have a diversified investment portfolio and balance our investment credit risk to minimize aggregate credit exposure. Despite fluctuations of realized and unrealized gains and losses in the equity portfolio, our investment in equity securities, as part of a long-term asset allocation strategy, has contributed significantly to our historic growth in book value.

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

The casualty portion of our business consists largely of general liability, personal umbrella, transportation, executive products, commercial umbrella, multi-peril program and package business and other specialty coverages, such as our professional liability for design professionals. We also offer fidelity and crime coverage for commercial insureds and select financial institutions. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment is also subject to inflation risk and may be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment is comprised primarily of commercial fire, earthquake, difference in conditions, marine, facultative and treaty reinsurance, including crop, and select personal lines policies, including pet insurance and homeowners coverage in the state of Hawaii. Property insurance and reinsurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coast, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by minimizing the total policy limits written in a particular region, purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates that help us carefully manage the concentration of risks exposed to catastrophic events. Our assumed multi-peril crop and hail treaty reinsurance business covers revenue shortfalls or production losses due to natural causes such as drought, excessive moisture, hail, wind, frost, insects and disease. Significant aggregation of these losses is mitigated by the Federal Government reinsurance program that provides stop loss protection inuring to our benefit.

The surety segment specializes in writing small-to-large commercial and contract surety coverages, as well as those for the energy, petrochemical and refining industries. We offer miscellaneous bonds, including license and permit, notary and court bonds. Often, our surety coverages involve a statutory requirement for bonds. While these bonds maintained a relatively low loss ratio, losses may fluctuate due to adverse economic conditions affecting the financial viability of our insureds. The contract surety product guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to adverse economic conditions causing the deterioration of a contractor’s financial condition. This line has historically produced marginally higher loss ratios than other surety lines during economic downturns.

The insurance marketplace softened over the last several years, meaning that the marketplace became more competitive and prices decreased even as coverage terms became less restrictive. Nevertheless, we believe that our business model is geared to create underwriting income by focusing on sound risk selection and discipline. Our primary focus will continue to be on underwriting profitability, as opposed to premium growth or market share measurements.

BUSINESS DEVELOPMENTS

On April 28, 2011, we closed on the purchase of Contractors Bonding and Insurance Company (CBIC) through an acquisition of its holding company, Data and Staff Service Co., for $135.9 million in cash. Prior to the acquisition, CBIC was a privately held, Seattle-based insurance company specializing in surety bonds and related niche property and casualty insurance products. The company serves over 30,000 contractors and over 4,000 insurance agents and brokers nationwide. CBIC is a leading writer of contractor license bonds in the Northwest.

Our consolidated financial statements include CBIC’s results of operations from April 28, 2011 and its assets and liabilities as of December 31, 2011. A more detailed discussion of the impact of this acquisition is provided in the results of operations and segment highlights, as well as in note 13 to the consolidated financial statements.

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

UNDERWRITING INCOME

Underwriting income or profit represents one measure of the pretax profitability of our insurance operations and is derived by subtracting losses and settlement expenses, policy acquisition costs and insurance operating expenses from net premiums earned. Each of these captions is presented in the statements of earnings, but not subtotaled. However, this information is available in total and by segment in note 11 to the consolidated financial statements, regarding operating segment information. The nearest comparable GAAP measure is earnings before income taxes which, in addition to underwriting income, includes net investment income, net realized gains/losses on investments, general corporate expenses, debt costs and unconsolidated investee earnings.

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

NET UNPAID LOSS AND SETTLEMENT EXPENSES

Unpaid losses and settlement expenses, as shown in the liabilities section of our balance sheets, represents the total obligations to claimants for both estimates of known claims and estimates for incurred but not reported (IBNR) claims. The related asset item, reinsurance balances recoverable on unpaid losses and settlement expense, is the estimate of known claims and estimates of IBNR that we expect to recover from reinsurers. The net of these two items is generally referred to as net unpaid loss and settlement expenses and is commonly used in our disclosures regarding the process of establishing these various estimated amounts.

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

We establish IBNR reserves to estimate the amount we will have to pay for claims that have occurred, but have not yet been reported to us; claims that have been reported to us that may ultimately be paid out differently than expected by our case-specific reserves; and claims that have been closed, but may reopen and require future payment.

Our IBNR reserving process involves three steps: (1) an initial IBNR generation process that is prospective in nature; (2) a loss and LAE reserve estimation process that occurs retrospectively; and (3) a subsequent discussion and reconciliation between our prospective and retrospective IBNR estimates which includes changes in our provisions for IBNR where deemed appropriate. These three processes are discussed in more detail in the following sections.

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

All decisions regarding our best estimate of ultimate loss and LAE reserves are made by our Loss Reserve Committee (LRC). The LRC is made up of various members of the management team including the chief executive officer, chief operating officer, chief financial officer, chief actuary, general counsel and other selected executives. We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses. Based on current assumptions used in calculating reserves, we believe that our overall reserve levels at December 31, 2011, make a reasonable provision to meet our future obligations.

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

For most property products, we use an alternative method of determining an appropriate provision for initial IBNR. Since this segment is characterized by a shorter period of time between claim occurrence and claim settlement, the IBNR reserve is determined by an IBNR percentage applied to premium earned. The IBNR percentage is determined based on historical reporting patterns and is updated periodically. In addition, for assumed property reinsurance, consideration is given to data compiled for a sizable sample of reinsurers. No deductions for paid or case reserves are made. This alternative method of determining initial IBNR allows incurred losses and ALAE to react more rapidly to the actual emergence and is more appropriate for our property products where final claim resolution occurs over a shorter period of time. For assumed crop there is reliance on information provided by the ceding company.

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

The initial loss and ALAE ratios that are applied to earned premium are reviewed at least semi-annually. Prospective estimates are made based on historical loss experience adjusted for exposure mix, price change and loss cost trends. The initial loss and ALAE ratios also reflect a provision for estimation risk. We consider estimation risk by product and coverage within product, if applicable. A product with greater overall volatility and uncertainty has greater estimation risk. Characteristics of products or coverages with higher estimation risk include, but are not limited to, the following:

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

The historical and prospective loss and ALAE estimates, along with the risks listed, are the basis for determining our initial and subsequent carried reserves. Adjustments in the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience, loss trends, price changes and prevailing risk factors. The LRC makes all final decisions regarding changes in the initial loss and ALAE ratios.

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

The process of estimating ultimate payment for claims and claim expenses begins with the collection and analysis of current and historical claim data. Data on individual reported claims, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics. There is judgment involved in this grouping. Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each cohort and both settlement and payment pattern consistency. We use this data to determine historical claim reporting and payment patterns which are used in the analysis of ultimate claim liabilities. For portions of the business without sufficiently large numbers of policies or that have not accumulated sufficient historical statistics, our own data is supplemented with external or industry average data as available and when appropriate. For our new products such as crop reinsurance, as well as for executive products, professional services and marine, we utilize external data extensively.

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

•             Underlying policy terms and conditions,

•             Business or exposure mix,

•             Operational or internal processes affecting the timing of loss and LAE transactions,

•             Regulatory and legal environment, and/or

•             Economic environment.

Our actuaries engage in discussions with senior management, underwriting and the claim department on a regular basis to ascertain any substantial changes in operations or other assumptions that are necessary to consider in the reserving analysis.

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

Given the substantial impact of the reserve estimates on our financial statements, we subject the reserving process to significant diagnostic testing and reasonability checks. In addition, there are data validity checks and balances in our front-end processes. Data anomalies are researched and explained to reach a comfort level with the data and results. Leading indicators such as actual versus expected emergence and other diagnostics are also incorporated into the reserving processes.

DETERMINATION OF OUR BEST ESTIMATE

Upon completion of our full loss and LAE estimation analysis, the results are discussed with the LRC. As part of this discussion, the analysis supporting an actuarial central estimate of the IBNR loss reserve by product is reviewed. The actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated central estimate. A review of the resulting variance between the indicated reserves and the carried reserves determined from the initial IBNR generation process takes place. Quarterly, we also consider the most recent actual loss emergence compared to the expected loss emergence derived using the last full loss and ALAE analyses. Our actuaries make a recommendation to management in regards to booked reserves that reflect their analytical assessment and view of estimation risk. After discussion of these analyses and all relevant risk factors, the LRC determines whether the reserve balances require adjustment. Resulting reserve balances have always fallen within our actuaries’ reasonable range of estimates.

As a predominantly excess and surplus lines and specialty insurer servicing niche markets, we believe there are several reasons to carry — on an overall basis — reserves above the actuarial central estimate. We believe we are subject to above-average variation in estimates and that this variation is not symmetrical around the actuarial central estimate.

One reason for the variation is the above-average policyholder turnover and changes in the underlying mix of exposures typical of an excess and surplus lines business. This constant change can cause estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. Also, as a niche market insurer, there is little industry-level information for direct comparisons of current and prior experience and other reserving parameters. These unknowns create greater-than-average variation in the actuarial central estimates.

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

We believe that because of the inherent variation and the likelihood that there are unforeseen and under-quantified liabilities absent from the actuarial estimate, it is prudent to carry loss reserves above the actuarial central estimate. Most of our variance between the carried reserve and the actuarial central estimate is in the most recent accident years for our casualty segment, where the most significant estimation risks reside. These estimation risks are considered when setting the initial loss ratios. In the cases where these risks fail to materialize, favorable loss development will likely occur over subsequent accounting periods. It is also possible that the risks materialize above the amount we considered when booking our initial loss reserves. In this case, unfavorable loss development is likely to occur over subsequent accounting periods.

Our best estimate of loss and LAE reserves may change as a result of a revision in the actuarial central estimate, the actuary’s certainty in the estimates and processes and our overall view of the underlying risks. From time to time, we benchmark our reserving policies and procedures and refine them by adopting industry best practices where appropriate. A detailed, ground-up analysis of the actuarial estimation risks associated with each of our products and segments, including an assessment of industry information, is performed annually. This information is used when determining management’s best estimate of booked reserves.

Loss reserve estimates are subject to a high degree of variability due to the inherent uncertainty of ultimate settlement values. Periodic adjustments to these estimates will likely occur as the actual loss emergence reveals itself over time. Our loss reserving processes reflect accepted actuarial practices and our methodologies result in a reasonable provision for reserves as of December 31, 2011.

INVESTMENT VALUATION AND OTTI

Throughout each year, we and our investment managers buy and sell securities to achieve investment objectives in accordance with investment policies established and monitored by our board of directors and executive officers.

We classify our investments in debt and equity securities into one of three categories. Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains/losses recorded as a component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. Trading securities are carried at fair value with unrealized gains/losses included in earnings.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We determined the fair value of certain financial instruments based on the fair value hierarchy. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

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

Quantitative criteria considered during this process include, but are not limited to: the degree and duration of current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security’s fair value being below cost and, for fixed maturities, whether the issuer is in compliance with the terms and covenants of the security. Qualitative criteria include the credit quality, current economic conditions, the anticipated speed of cost recovery, the financial health of and specific prospects for the issuer, as well as our absence of intent to sell or requirement to sell fixed income securities prior to maturity. In addition, we consider price declines of securities in our OTTI analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Key factors that we consider in the evaluation of credit quality include:

•             Changes in technology that may impair the earnings potential of the investment,

•             The discontinuance of a segment of the business that may affect the future earnings potential,

•             Reduction or elimination of dividends,

•             Specific concerns related to the issuer’s industry or geographic area of operation,

•             Significant or recurring operating losses, poor cash flows and/or deteriorating liquidity ratios, and

•             Downgrade in credit quality by a major rating agency.

For mortgage-backed securities and asset-backed securities that have significant unrealized loss positions and major rating agency downgrades, credit impairment is assessed using a cash flow model that estimates likely payments using security-specific collateral and transaction structure. All of our mortgage-backed and asset-backed securities remain AAA-rated by the major rating agencies and the fair value is not significantly less than amortized cost. In addition, the current cash flow assumptions are the same assumptions used at purchase which reflects no credit issues at this time.

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

RECOVERABILITY OF REINSURANCE BALANCES

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. Additionally, the same uncertainties associated with estimating unpaid losses and settlement expenses impact the estimates for the ceded portion of such liabilities. We continually monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements, Securities and Exchange Commission filings for those reinsurers that are publicly traded, A.M. Best and S&P rating developments and insurance industry developments that may impact the financial condition of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverable tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

DEFERRED POLICY ACQUISITION COSTS

We defer commissions, premium taxes and certain other costs that vary with, and are primarily related to, the acquisition of insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are reviewed on a segment basis and are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs. See note 1D to the consolidated financial statements for the discussion of a prospective accounting standard that will impact the accounting for costs associated with acquiring insurance policies in 2012.

DEFERRED TAXES

We record net deferred tax assets to the extent that temporary differences representing future deductible items exceed future taxable items. A significant amount of our deferred tax assets relate to expected future tax deductions arising from claim reserves and future taxable income related to changes in our unearned premium.

Periodically, management reviews our deferred tax positions to determine if it is more-likely-than-not that the assets will be realized. These reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing of when assets will be used or liabilities will be required to be reported, as well as the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can use to increase the likelihood that the tax assets will be realized. After conducting the periodic review, if management determines that the realization of the tax asset does not meet the more-likely-than-not criteria, an offsetting valuation allowance is recorded, thereby reducing net earnings and the deferred tax asset in that period. In addition, management must make estimates of the tax rates expected to apply in the periods in which future taxable items are realized. Such estimates include determinations and judgments as to the expected manner in which certain temporary differences, including deferred amounts related to our equity method investment, will be recovered. These estimates enter into the determination of the applicable tax rates and are subject to change based on the circumstances.

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in income tax expense in the period in which they are incurred.

Additional discussion of other significant accounting policies may be found in note 1 to the consolidated financial statements.

RESULTS OF OPERATIONS

Consolidated revenue, as displayed in the table that follows, totaled $619.2 million for 2011, compared to $583.4 million in 2010 and $546.6 million in 2009.

CONSOLIDATED REVENUE

	Year ended December 31,
(in thousands)	2011	2010	2009
Net premiums earned	$538,452	$493,382	$491,961
Net investment income	63,681	66,799	67,346
Net realized investment gains (losses)	17,036	23,243	(12,755)
Total consolidated revenue	$619,169	$583,424	$546,552

Revenue increased 6 percent in 2011, following a 7 percent increase in 2010. Premiums earned from insurance operations improved for both periods, while investment results, which were up markedly in 2010, declined during 2011. Net premiums earned advanced 9 percent in 2011, following a slight increase in 2010. The acquisition of CBIC added $31.9 million of net premiums earned in 2011 and accounted for two-thirds of the growth in net premiums earned. Other new product initiatives over the last several years, particularly in the property and surety segments, are continuing to gain scale and served to offset revenue declines in mature coverages in our casualty segment in both 2011 and 2010. The casualty segment is most affected by the weak economy and continued rate softening. Investment income declined in 2011 and 2010, as available reinvestment rates declined. In addition, cash flow directed toward the special dividends paid, as well as cash used to fund the purchase of CBIC, reduced cash available for investments. The investment portfolio acquired with CBIC was lower yielding with shorter duration characteristics. Many of these fixed income securities were acquired in an unrealized gain position and the accounting treatment called for amortization of this premium back to par, which further reduced income. The CBIC portfolio was reinvested according to our investment guidelines during the last half of 2011, and the decline in investment income narrowed during this period. During 2011 and 2010, we recorded net realized investment gains of $17.0 million and $23.2 million, respectively, due largely to gains taken on the fixed income portfolio. During 2009, we had recorded $12.8 million in net realized investment losses. Turmoil in the equity and financial markets, which began in the last half of 2008, continued through the first part of 2009 and resulted in the recognition of additional investment losses, primarily from other-than-temporarily impaired securities.

NET EARNINGS

	Year ended December 31,
(in thousands)	2011	2010	2009
Underwriting income	$116,331	$95,395	$86,785
Net investment income	63,681	66,799	67,346
Net realized investment gains (losses)	17,036	23,243	(12,755)
Debt interest	(6,050)	(6,050)	(6,050)
Corporate expenses	(7,766)	(7,998)	(7,941)
Investee earnings	6,497	7,101	5,052
Pretax earnings	$189,729	$178,490	$132,437
Income tax expense	(59,138)	(51,058)	(38,592)
Net earnings	$130,591	$127,432	$93,845

Net earnings increased in 2011 and 2010, following a result for 2009 that was negatively influenced by realized investment losses. The significant natural catastrophes impacting the industry in 2011 had a limited affect on our results. Losses incurred for spring storms totaled $13.0 million, while Hurricane Irene added $4.5 million in losses. On a comparative basis, 2010 included $5.0 million in spring storm losses, while both 2010 and 2009 experienced benign hurricane seasons. In total, underwriting income was $116.3 million in 2011, compared to $95.4 million in 2010 and $86.8 million in 2009. The result for each of these periods was the product of disciplined underwriting in the current accident year, coupled with favorable development on prior accident years’ reserves. In a soft market, as we have seen in the past several years, disciplined underwriting can result in a reduction in premium revenue. During 2009, our premium revenue declined as a result of this discipline. We continued to invest in new product initiatives and geographic expansion to help offset the decline in existing products and to position ourselves for growth when the market improves. During 2010, earned premiums grew slightly as recent product initiatives served to offset the decline of products most impacted by the market. During 2011, further growth from these initiatives, coupled with the acquisition of CBIC, served to more than offset the decline in mature products. As a result, net premiums earned advanced 9 percent in 2011. Our underwriting discipline can, however, differentiate us from the broader insurance market by ensuring more adequate pricing of both new and renewal business and can serve to slow the pace of deterioration in underwriting results. In 2011, we experienced $110.1 million in favorable development on prior accident years’ reserves, compared to favorable development of $83.2 million in 2010 and $66.6 million in 2009. Further discussion of reserve development can be found in note 6 to the consolidated financial statements.

Bonus and profit-sharing amounts earned by executives, managers and associates are predominately influenced by corporate performance, including operating earnings, combined ratio and return on capital. Return on capital measures comprehensive earnings against a minimum required return on capital. Return on capital is the sole measure of executive bonus achievement and a significant component of manager and associate bonus targets. Bonus and profit sharing-related expenses attributable to the aforementioned favorable reserve developments totaled $14.1 million, $11.3 million and $9.0 million for 2011, 2010 and 2009, respectively. These performance-related expenses impact policy acquisition, insurance operating and general corporate expenses line items in the financial statements. Partially offsetting the 2011 increase were $1.7 million in reductions to bonus and profit-sharing earned due to losses associated with spring storms and Hurricane Irene. While performance-related expenses increased in each of the last three years, expense control efforts, which began in 2008, continued and served to reduce the amount of non-performance related expenses.

Over the past several years, we invested in our capacity to produce premium. We expanded our geographic footprint of existing products by adding underwriters and entering new markets. We hired teams of underwriters to start new products, and in 2011, added to our product offerings through the acquisition of CBIC. Over 20 percent of our gross premiums written in 2011 are due to these initiatives. Expansion efforts, including the addition of CBIC, resulted in growth in our surety segment, which carries higher acquisition costs than other segments. On an overall basis, underwriting results for CBIC were break-even. This result was in line with expectations for 2011, which included certain costs of integration, including severance. On a consolidated basis, our policy acquisition costs, which include the expenses associated with expansion, represent an increased percentage of net premiums earned. Policy acquisition costs as a percentage of net premiums earned totaled 33 percent, 32 percent and 33 percent for 2011, 2010 and 2009, respectively. We believe these investments have positioned us well to capitalize on future market opportunities.

Equity in earnings of unconsolidated investee (Maui Jim) decreased in 2011, after increasing in 2010 and 2009. Maui Jim posted increased sales volume in both 2011 and 2010. Increased investment in marketing and advertising related expenses in 2011, coupled with increased cost of goods sold, resulted in the modest decline in earnings in 2011.

RLI INSURANCE GROUP

In general, we experienced continued softening in the marketplace over the last several years. Increased competition and capacity in the marketplace resulted in rate declines, particularly in our casualty segment. In addition to the general soft pricing environment, the weak economy has put additional pressure on exposure bases. Insurance premiums in our markets are heavily dependent on customers’ revenues, values transported, miles traveled and number of new projects initiated. Expansion efforts and new product initiatives, particularly in the property and surety segments, coupled with the acquisition of CBIC, however, served to offset declines in mature coverages in our casualty segment. New product initiatives over the last several years added more than $150 million in gross premiums written in 2011, after adding nearly $75 million to premiums in 2010 and $34 million in 2009. The result for 2011 included $36 million from the acquisition of CBIC, as well as continued growth in crop reinsurance, property reinsurance, pet insurance, professional liability for design professionals, as well as other product expansions. Gross premiums written, as reflected in the following table, increased 10 percent in 2011, after increasing 1 percent in 2010 and declining 7 percent in 2009. Overall, casualty writings increased 4 percent in 2011, following declines of 9 percent in 2010 and 15 percent in 2009. The addition of CBIC’s package policy, coupled with continued growth in our professional liability for design professionals drove this increase. On the property side, premium increased 15 percent in 2011, after increasing 13 percent in 2010 and 3 percent in 2009. The majority of coverages (new and mature) in this segment posted growth in 2011. Our surety segment posted increased premium in 2011, 2010 and 2009. The addition of CBIC amplified growth in 2011, while all periods were influenced by underwriter additions and geographic expansion.

Our underwriting income and combined ratios are displayed in the tables below. Solid underwriting results for the casualty and surety segments were magnified by favorable development on prior accident years’ loss reserves in each of the last three years. The property segment experienced modest catastrophe losses in 2011, following very light catastrophe years in both 2010 and 2009. In addition, after experiencing a significant amount of unfavorable loss experience in 2009 on marine coverages, this segment’s results for 2011 and 2010 benefited from favorable loss emergence. The following tables and narrative provide a more detailed look at individual segment performance over the last three years.

GROSS PREMIUMS WRITTEN

	Year ended December 31,
(in thousands)	2011	2010	2009
Casualty	$325,697	$313,591	$342,778
Property	270,097	235,058	207,444
Surety	106,313	87,667	80,978
Total	$702,107	$636,316	$631,200

UNDERWRITING INCOME

(in thousands)	2011	2010	2009
Casualty	$64,175	$36,432	$51,412
Property	30,554	34,085	23,261
Surety	21,602	24,878	12,112
Total	$116,331	$95,395	$86,785

COMBINED RATIO

	2011	2010	2009
Casualty	72.8	84.3	80.7
Property	85.0	81.2	85.0
Surety	78.1	68.8	82.8
Total	78.4	80.7	82.3

The following table further summarizes revenues (net premiums earned) by major coverage type within each segment:

	Year ended December 31,
(in thousands)	2011	2010	2009
CASUALTY
General liability	$85,020	$96,659	$115,439
Commercial and personal umbrella	63,020	61,370	62,388
Commercial transportation	34,106	40,262	42,185
P&C package business	16,379	—	—
Executive products	14,665	13,624	13,936
Professional services	13,151	6,202	2,487
Specialty programs	4,325	7,188	21,577
Other casualty	5,532	6,742	7,945
Total	$236,198	$232,047	$265,957
PROPERTY
Commercial property	$80,743	$80,471	$81,828
Marine	51,654	47,981	52,470
Crop reinsurance	34,935	27,082	—
Property reinsurance	19,925	14,664	9,402
Other property	16,403	11,447	11,603
Total	$203,660	$181,645	$155,303
SURETY
Miscellaneous	$34,837	$24,855	$23,406
Contract	24,354	18,970	14,129
Commercial	21,317	18,869	16,550
Oil and gas	18,086	16,996	16,616
Total	$98,594	$79,690	$70,701
Grand total	$538,452	$493,382	$491,961

Effective January 2011, the fidelity division that was previously included in the surety segment was reclassified to the casualty segment. All comparative periods have been reclassified to reflect the change. This reclassification had a minimal effect on each segment and constituted a 2011 increase of $0.8 million in casualty revenue (with a corresponding decrease in surety revenue) and a $1.2 million 2011 decrease in net earnings for the casualty segment (with a corresponding increase for the surety segment). In addition, miscellaneous professional liability and cyber-liability coverages, which were previously included in our executive products group, were moved to our professional services group. Both of these groups are within our casualty segment.

CASUALTY

Casualty gross premiums written of $325.7 million were up 4 percent in 2011, following declines of 9 percent in 2010 and 15 percent in 2009. The result for 2011 was driven by $20.3 million in gross premiums from the addition of CBIC’s package business, coupled with growth in professional liability for design professionals. Gross premiums from design professionals totaled $25.9 million, up 80 percent from 2010, as we continue to build out the footprint and expand geographically. These additions served to offset declines in mature products that were impacted by the soft pricing environment and weak economy. General liability, our largest product in this segment, posted gross premiums written of $90.0 million, down 9 percent from 2010. This result followed declines of 15 percent in 2010 and 17 percent in 2009. Rates fattened in 2011 but were down 3 percent and 5 percent, in 2010 and 2009, respectively. In addition, a large portion of the general liability book is construction-related. The significant reduction in construction activity, due to the weak economy, and continued rate deterioration has reduced premiums and exposures. Also during 2011 and 2010, the habitational (owner, landlord and tenant/non-construction) component of the general liability book sustained adverse loss experience. Re-underwriting efforts resulted in the nonrenewal of certain policies, as well as rate increases on policies where pricing was inadequate to cover losses. The combination of these efforts resulted in lost business, which negatively impacted premiums written. Transportation also sustained reductions in gross premiums written in each of the last three years, including a 13 percent decline in 2011. This decline is due to competitive pressures, coupled with the weak economy, which reduces the revenue base upon which insured premiums are based. Lastly, gross premiums written for specialty program business declined in each of the last three years. Adverse loss experience on specialty programs resulted in our re-underwriting of this business, including exiting certain unprofitable programs and scaling back others. We will remain disciplined in our approach to underwriting coverages in the casualty segment. The soft marketplace is likely to continue to challenge our ability to grow premium and income in this segment in 2012.

Underwriting income for the casualty segment was $64.2 million in 2011, compared to $36.4 million in 2010 and $51.4 million in 2009. These results translated into combined ratios of 72.8, 84.3 and 80.7 for 2011, 2010 and 2009, respectively. Favorable development on prior accident years’ loss reserves totaled $83.9 million, $64.6 million and $65.5 million, for 2011, 2010 and 2009, respectively. Favorable development in 2011 was across multiple accident years with the majority occurring in accident years 2006 through 2009. The results for 2010 and 2009 were concentrated in accident years 2003 through 2008, with the more recent years representing a larger portion of the release. Additionally, results for 2010 included favorable development on the 1987 accident year from the settlement of an assumed run-off casualty claim. In each of these years, actuarial studies indicated that cumulative experience attributable to many casualty coverages for mature accident years was lower than carried reserves, resulting in the release of reserves.

The segment’s loss ratio was 36.0 in 2011, compared to 49.5 in 2010 and 46.4 in 2009. Each year benefited from favorable reserve development on prior accident years. Current accident year loss ratios, however, continued to increase. In establishing expected loss ratios for a current accident year, we reflect historical loss experience, historical and projected rate changes and historical and projected loss cost inflation. While favorable loss trends have partially mitigated the impact, the continued decline in rates resulted in increased loss ratio estimates on current accident years. The expense ratio for the casualty segment was 36.8 in 2011, compared to 34.8 in 2010 and 34.3 in 2009. While operating performance resulted in increased bonus and profit sharing expenses in each of last three years, investment in expansion also impacted the ratio in 2011.

PROPERTY

Gross premiums written in the property segment increased by 15 percent in 2011, after increasing 13 percent in 2010 and 3 percent in 2009. The growth for all three periods was due largely to expansion efforts and recent product launches. In 2010, we initiated a crop reinsurance program in which we began assuming multi-peril crop insurance (MPCI) and crop hail exposure under a quota share agreement. The crop reinsurance agreement added gross premiums written of $34.9 million in 2011 and $27.1 million in 2010. In addition, we continued to build out our property reinsurance division, adding new property treaty business during 2011. In total, property reinsurance, excluding crop, added $35.3 million in gross premiums written in 2011, up nearly 70 percent from 2010. For mature products, gross premiums for marine advanced 15 percent in 2011, while commercial property declined 2 percent. Marine growth was largely due to an increase in inland marine coverages where loss trends have been more favorable. In 2010 and 2009, marine premiums declined 7 percent and 5 percent, respectively, due to actions taken after sustaining adverse loss experience on hull (liability) and protection & indemnity coverages. Underwriting actions with respect to these coverages included non-renewing much of the commercial tug and tow portfolio, where a majority of losses were originating, as well as re-underwriting excess liability coverages. For commercial property the decline was the result of managing catastrophe exposures, particularly with respect to coastal wind.

Underwriting income was $30.6 million in 2011, compared to income of $34.1 million in 2010 and $23.3 million in 2009. The segment’s results translated into combined ratios of 85.0, 81.2 and 85.0 for 2011, 2010 and 2009, respectively. Results for 2011 included $18.5 million in favorable development on prior accident years, which was mostly offset by current accident year losses from spring storms and Hurricane Irene. Prior years’ loss reserves have developed favorably in the more recent years for marine coverages, while commercial property posted favorable development on the 1994 accident year due to the settlement of a final claim from the Northridge earthquake. Spring storm losses in 2011 totaled $13.0 million, while Hurricane Irene added approximately $4 million in incurred loss. Results for 2010 and 2009 benefited from light catastrophe seasons and reserves for the 2008 hurricanes continued to trend favorably, resulting in reserve take-downs. Additionally, results for 2010 benefited from underwriting income on the crop reinsurance program, as well as favorable development on prior accident years’ losses for marine. In contrast, results for 2009 included unfavorable loss experience on current and prior accident years for marine. This development was primarily attributable to the commercial tug and tow class that impacted both hull and protection & indemnity coverages. As discussed previously, underwriting action, including the non-renewal of unprofitable accounts, was initiated in late 2008 and continued in 2009. During 2009, marine experienced $11.4 million of adverse development (reserve additions) on prior accident years, with the 2008 accident year receiving the largest increase. While we are encouraged by the improvement in marine results in 2011 and 2010, we continue to closely monitor the results for these coverages.

The segment’s loss ratio was 50.1 in 2011, compared to 45.4 in 2010 and 44.2 in 2009. The aforementioned spring storm and Hurricane Irene losses accounted for the increase in 2011. The expense ratio for the property segment was 34.9 in 2011, compared to 35.8 in 2010 and 40.8 in 2009. As premium related to our investments in expansion began to earn as revenue, our expense ratio has declined. In addition, our mix of business has shifted toward products with lower acquisition rates.

SURETY

Gross premiums written for surety increased in each of the last three years, as have net premiums earned. Gross premiums advanced 21 percent in 2011, after increasing 8 percent in 2010 and 6 percent in 2009. The addition of CBIC amplified growth in 2011, while all periods were influenced by underwriter additions and geographic expansion. CBIC added $15.7 million in gross premiums written for the eight months subsequent to the acquisition date in 2011. Investment in capacity, through underwriter additions and other geographic expansion, fueled premium growth in miscellaneous and contract surety in all three years and commercial surety in 2011 and 2010. In addition, energy surety grew in 2011.

Underwriting income totaled $21.6 million in 2011, compared to $24.9 million in 2010 and $12.1 million in 2009. The segment’s results translated into combined ratios of 78.1, 68.8 and 82.8 for 2011, 2010 and 2009, respectively. The segment’s loss ratio was 13.2 in 2011, compared to 5.0 in 2010 and 16.1 in 2009. Although all three years benefited from favorable development on prior accident years’ reserves, the loss ratio for 2011 was higher due to adverse loss experience on contract surety in the current accident year, while 2009 was higher as we established additional reserves due to our concerns over the economy and the normal delayed impact on contract and commercial surety accounts. During 2010, however, loss activity on these lines continued to be below expectations. Given the short-tail nature of surety losses, we released the additional reserves in 2010 that had been established. The expense ratio for the surety segment was 64.9 in 2011, compared to 63.8 in 2010 and 66.7 in 2009. The increases in 2011 and 2009 are reflective of increased acquisition costs associated with growth initiatives.

NET INVESMENT INCOME AND REALIZED INVESTMENT GAINS

During 2011, net investment income decreased by 5 percent primarily due to a historically low interest rate environment driving lower reinvestment rates. In addition, a significant portion of operating cash flow was allocated to special dividends over the past two years and thus was not available for investing activities. The average annual yields on our investments were as follows for 2011, 2010 and 2009:

	2011	2010	2009
PRETAX YIELD
Taxable (on book value)	4.37%	4.71%	5.03%
Tax-exempt (on book value)	3.70%	3.77%	3.79%
Equities (on fair value)	3.04%	2.69%	2.72%

AFTER-TAX YIELD
Taxable (on book value)	2.84%	3.06%	3.27%
Tax-exempt (on book value)	3.50%	3.57%	3.59%
Equities (on fair value)	2.61%	2.31%	2.33%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable fixed income securities are subject to our corporate tax rate of 35.0 percent, our tax-exempt municipal securities are subject to a tax rate of 5.3 percent and our dividend income is generally subject to a tax rate of 14.2 percent. During 2011, the average after-tax yield on the fixed income portfolio declined to 2.9 percent from the 3.1 percent yield in 2010. During the year, we focused on purchasing high-quality fixed income investments, primarily defensive in nature in the 5 to 15 year range of the yield curve.

The fixed income portfolio decreased by $34.8 million during the year as securities were sold to raise funds to pay the special dividend declared and paid during the fourth quarter as well as additional funds being allocated to the equity portfolio. This portfolio had net realized gains of $11.1 million and a tax-adjusted total return on a mark-to-market basis of 7.1 percent. During 2011, our equity portfolio increased by $66.8 million to $388.7 million, due to increasing our allocation in the second half of the year and strong market performance during the fourth quarter. As of December 31, 2011, our equity portfolio had net unrealized gains of $119.3 million. The total return for the year on the equity portfolio was 7.1 percent.

Our investment results for the last five years are shown in the following table:

						Tax
						Equivalent
					Annualized	Annualized
			Net	Change in	Return	Return
	Average	Net	Realized	Unrealized	on Avg.	on Avg.
	Invested	Investment	Gains	Appreciation	Invested	Invested
(in thousands)	Assets(1)	Income(2)(3)	(Losses)(3)	(3)(4)	Assets	Assets
2007	1,834,009	78,901	28,966	(14,650)	5.1%	5.9%
2008	1,749,303	78,986	(46,738)	(123,607)	-5.2%	-4.5%
2009	1,755,665	67,346	(12,755)	95,281	8.5%	9.0%
2010	1,827,761	66,799	23,243	28,695	6.5%	6.8%
2011	1,851,654	63,681	17,036	32,855	6.1%	6.3%
5-yr Avg.	$1,803,678	$71,143	$1,950	$3,715	4.2%	4.7%

(1) Average amounts at beginning and end of year (inclusive of cash and short-term investments).

(2) Investment income, net of investment expenses.

(3) Before income taxes.

(4) Relates to available-for-sale fixed income and equity securities.

We realized $17.0 million in net investment gains in 2011. Included in this number is $5.9 million in net realized gains in the equity portfolio and $11.1 million in net realized gains in the fixed income portfolio. In 2010, we realized $23.2 million in net investment gains. We realized $7.4 million in net realized gains in the equity portfolio, $15.7 million in net realized gains in the fixed income portfolio and other realized gains of $0.1 million. In 2009, we realized net investment losses of $12.8 million. Included in this number are net realized losses of $19.4 million in the equity portfolio, net realized gains of $6.7 million in the fixed income portfolio and other realized losses of $0.1 million.

We regularly evaluate the quality of our investment portfolio. When we determine that a specific security has suffered an other-than-temporary decline in value, the investment’s value is adjusted by reclassifying the decline from unrealized to realized losses. This has no impact on shareholders’ equity. During 2011, we recognized $0.3 million in impairment losses. All losses were in our equity portfolio on securities we no longer had the intent to hold. In 2010, we did not recognize any OTTI losses. There were $45.3 million in losses associated with the OTTI of securities in 2009. All impairments of fixed income securities were recorded through earnings due to our intent to sell the securities.

The following table is used as part of our impairment analysis and illustrates the total value of securities that were in an unrealized loss position as of December 31, 2011. This table segregates the securities based on type, noting the fair value, cost (or amortized cost) and unrealized loss on each category of investment as well as in total. The table further classifies the securities based on the length of time they have been in an unrealized loss position.

December 31, 2011

		12 Mos.
(in thousands)	<12 Mos.	& Greater	Total
U.S. Government:
Fair value	$5,023	$—	$5,023
Cost or amortized cost	5,031	—	5,031
Unrealized loss	$(8)	$—	$(8)
U.S. Agency:
Fair value	$—	$—	$—
Cost or amortized cost	—	—	—
Unrealized loss	$—	$—	$—
Mortgage Backed:
Fair value	$—	$—	$—
Cost or amortized cost	—	—	—
Unrealized loss	$—	$—	$—
ABS/CMO*:
Fair value	$—	$—	$—
Cost or amortized cost	—	—	—
Unrealized loss	$—	$—	$—
Corporate:
Fair value	$49,464	$28,698	$78,162
Cost or amortized cost	51,894	30,351	82,245
Unrealized loss	$(2,430)	$(1,653)	$(4,083)
States, political subdivisions and revenues:
Fair value	$—	$1,050	$1,050
Cost or amortized cost	—	1,068	1,068
Unrealized loss	$—	$(18)	$(18)
Subtotal, debt securities:
Fair value	$54,487	$29,748	$84,235
Cost or amortized cost	56,925	31,419	88,344
Unrealized loss	(2,438)	(1,671)	(4,109)
Common stock:
Fair value	$25,952	$—	$25,952
Cost or amortized cost	28,496	—	28,496
Unrealized loss	$(2,544)	$—	$(2,544)
Total:
Fair value	$80,439	$29,748	$110,187
Cost or amortized cost	85,421	31,419	116,840
Unrealized loss	$(4,982)	$(1,671)	$(6,653)

*Asset-backed & collateralized mortgage obligations

The following table is also used as part of our impairment analysis and illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2011, including fair value, cost basis and unrealized gains and losses.

	Cost		Net Unrealized
(in thousands)	Basis	Fair Value	Gains	Losses	Net
Common stock:
Consumer discretionary	$21,778	$30,503	$8,725	$—	$8,725
Consumer staples	19,387	34,829	16,075	(633)	15,442
Energy	13,808	29,460	15,797	(145)	15,652
Financials	26,161	30,524	4,983	(620)	4,363
Healthcare	13,418	23,979	10,682	(121)	10,561
Industrials	25,765	38,975	13,440	(230)	13,210
Information technology	23,678	31,407	8,341	(612)	7,729
Materials	7,045	8,993	1,959	(11)	1,948
Telecommunications	9,297	15,187	6,002	(112)	5,890
Utilities	46,893	70,474	23,581	—	23,581
ETFs	62,170	74,358	12,248	(60)	12,188
Total	$269,400	$388,689	$121,833	$(2,544)	$119,289

As of December 31, 2011, we held 25 securities in our equity portfolio that were in unrealized loss positions. The total unrealized loss on these securities was $2.5 million. With respect to both the significance and duration of the unrealized loss positions, we have no equity securities in an unrealized loss position of greater than 20 percent for more than six consecutive months.

The fixed income portfolio contained 27 positions at an unrealized loss as of December 31, 2011. Of these 27 securities, nine have been in an unrealized loss position for 12 consecutive months or longer and these collectively represent $1.7 million in unrealized losses. The fixed income unrealized losses can primarily be attributed to higher risk premiums in the banking and finance sectors due to continued global uncertainty. They are not credit-specific issues. All fixed income securities in the investment portfolio continue to pay the expected coupon payments under the contractual terms of the securities. In 2009, we adopted GAAP guidance on the recognition and presentation of OTTI. Accordingly, any credit-related impairment related to fixed income securities we do not plan to sell and for which we are not more-likely-than-not to be required to sell is recognized in net earnings, with the non-credit related impairment recognized in comprehensive earnings. Based on our analysis, our fixed income portfolio is of a high credit quality and we believe we will recover the amortized cost basis of our fixed income securities. We continually monitor the credit quality of our fixed income investments to assess if it is probable that we will receive our contractual or estimated cash flows in the form of principal and interest.

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

INVESTMENTS

We maintain a diversified investment portfolio with an 80 percent fixed income and 20 percent equity target over the last five years. We continually monitor economic conditions, our capital position and the insurance market to determine our equity allocation. We increased our equity allocation during the second half of 2011 as interest rates fell to historic lows and dividend yields became increasingly attractive on a relative basis. As of December 31, 2011, the portfolio had a fair value of $1.9 billion, an increase of $103.9 million from the end of 2010.

We determined the fair values of certain financial instruments based on the fair value hierarchy. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

As of December 31, 2011, our investment portfolio had the following asset allocation breakdown:

PORTFOLIO ALLOCATION

	Cost or
(in thousands)	Amortized	Fair	Unrealized	% of Total
Asset Class	Cost	Value	Gain/(Loss)	Fair Value	Quality*
U.S. agencies	$356,546	$358,475	$1,929	18.9%	AA
Corporates	454,079	481,636	27,557	25.3%	A
Mortgage-backed	233,141	248,993	15,852	13.1%	AA
ABS/CMO**	54,325	56,953	2,628	3.0%	AAA
Non-U.S. govt. & agency	6,403	6,697	294	0.4%	AA
Treasuries	15,721	16,172	451	0.8%	AA
Munis	225,746	238,379	12,633	12.5%	AA
Total fixed income	$1,345,961	$1,407,305	$61,344	74.0%	AA
Equities	$269,400	$388,689	$119,289	20.5%
Cash and short- term investments	$105,049	$105,049	—	5.5%
Total portfolio	$1,720,410	$1,901,043	$180,633	100.0%

*Quality ratings provided by Moody’s and S&P

**Asset-backed and collateralized mortgage obligations

Quality in the previous table and in all subsequent tables is an average of each bond’s credit rating, adjusted for its relative weighting in the portfolio.

Our fixed income portfolio comprised 74 percent of our total 2011 portfolio, compared to 80 percent in 2010 portfolio. As of December 31, 2011, the fair value of our fixed income portfolio consisted of 9 percent AAA-rated securities, 60 percent AA-rated securities, 18 percent A-rated securities and 13 percent BBB-rated securities. This compares to 54 percent AAA-rated securities, 16 percent AA-rated securities, 21 percent A-rated securities and 9 percent BBB-rated securities in 2010. The large shift from AAA to AA-rated securities was caused by the downgrade of United States debt by S&P in August.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2011, our fixed income portfolio’s duration was 3.5 years and remained diversified. During 2011, the total return on our bond portfolio on a tax-equivalent, mark-to-market basis was 7.1 percent.

In addition, at December 31, 2011, our equity portfolio had a fair value of $388.7 million, all of which is classified as available-for-sale and is also a source of liquidity. Our equity portfolio comprised 20 percent of our total 2011 portfolio, versus 18 percent at December 31, 2010. We maintain a diversified group of equity securities. The securities within the equity portfolio remain primarily invested in large-cap issues with an overall dividend yield that exceeds the S&P 500. In addition, we have investments in eight exchange traded funds. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes. During 2011, the total return on our equity portfolio on a mark-to-market basis was 7.1 percent, compared to the S&P return of 2.1 percent.

Our investment portfolio does not have any direct exposure to credit default swaps or derivatives. We completely exited our securities lending program as of June 30, 2009.

FIXED INCOME PORTFOLIO

As of December 31, 2011, our fixed income portfolio, which is all investment grade, had the following rating distributions:

FAIR VALUE

(in thousands)	AAA	AA	A	BBB	No Rating	Fair Value
Bonds:
Corporate – financial	$—	$21,085	$92,872	$41,532	$3,375	$158,864
All other corporate	—	7,579	116,555	108,018	—	232,152
Financials – private placements	—	15,932	12,564	21,624	—	50,120
All other corporates – private placements	9,711	—	20,389	10,400	—	40,500
U.S. govt. agency (GSE)	—	374,647	—	—	—	374,647
Non-U.S. govt. agency	—	5,150	1,547	—	—	6,697
Tax-Exempt municipal securities	54,879	172,513	10,987	—	—	238,379
Structured:
GSE – RMBS	$—	$248,993	$—	$—	$—	$248,993
Non-GSE RMBS – prime	—	—	—	—	—	—
Non-GSE RMBS – Alt A	—	—	—	—	—	—
Non-GSE RMBS – subprime	—	—	—	—	—	—
ABS – home equity	—	—	—	—	—	—
ABS – credit cards	—	—	—	—	—	—
ABS – auto loans	—	—	—	—	—	—
All other ABS	6,749	—	—	—	—	6,749
CMBS	50,204	—	—	—	—	50,204
CDOs/CLOs	—	—	—	—	—	—
Total	$121,543	$845,899	$254,914	$181,574	$3,375	$1,407,305

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

We have two securities that are not rated with a total fair value of $3.4 million.

MORTGAGE-BACKED, COMMERCIAL MORTGAGE-BACKED AND ASSET-BACKED SECURITIES

The following table summarizes the distribution by investment type of our MBS portfolio as of the dates indicated:

MBS

		Amortized
(in thousands)	Rating	Cost	Fair Value	% of Total
2011
Planned amortization class	AA	$26,593	$28,626	11%
Sequential	AA	7,114	7,467	3%
Pass-throughs	AA	199,434	212,900	86%
Total		$233,141	$248,993	100%
2010
Planned amortization class	AAA	$27,038	$29,299	11%
Sequential	AAA	9,297	9,198	4%
Pass-throughs	AAA	207,042	215,659	85%
Total		$243,377	$254,156	100%

Our mortgage-backed securities (MBS) portfolio is comprised of residential MBS investments. As of December 31, 2011, MBS investments totaled $249.0 million (18 percent) of the fixed income portfolio, compared to $254.2 million (18 percent) as of December 31, 2010.

We believe MBS investments add diversification, liquidity, credit quality and additional yield to our portfolio. Our objective for the MBS portfolio is to provide reasonable cash flow stability and increased yield. The MBS portfolio includes collateralized mortgage obligations (CMOs) and mortgage-backed pass-through securities. A mortgage pass-through is a security consisting of a pool of residential mortgage loans. All payments of principal and interest are passed through to investors each month. A CMO is a mortgage-backed security with a more finite maturity. This can reduce the risks associated with prepayment because each security is divided into maturity classes that are paid off sequentially, under certain expected interest rate conditions. Our MBS portfolio does not include interest-only securities, principal-only securities or other MBS investments which may exhibit extreme market volatility.

Prepayment/extension risk is an inherent risk of holding MBSs. However, the degree of prepayment/extension risk varies by the type of MBS held. We reduce our portfolio’s exposure to prepayment/extension risk by including less volatile types of MBSs. As of December 31, 2011, $28.6 million (11 percent) of the MBS portfolio was invested in planned amortization class CMOs (PACs), compared to $29.3 million (11 percent) as of December 31, 2010. PACs are securities whose cash flows are designed to remain constant in a variety of mortgage prepayment environments. Most of the portfolio’s non-PAC MBSs possess varying degrees of cash flow structure and prepayment/extension risk. The MBS portfolio contained 86 percent of pure pass-throughs as of December 31, 2011, compared to 85 percent as of December 31, 2010. As of December 31, 2011, all of the securities in our MBS portfolio were rated AA+. In addition, these securities were mortgage-backed securities issued by the Governmental National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC). Government Sponsored Enterprises (GSEs), such as GNMA, FNMA and FHLMC, facilitate liquidity in the mortgage market by purchasing conforming mortgages from lenders, securitizing them and selling them into the secondary market.

The following table summarizes the distribution by investment type of our ABS/CMBS portfolio as of the dates indicated:

ABS/CMBS

(in thousands)	Rating	Amortized Cost	Fair Value	% of Total
2011
CMBS	AAA	$48,120	$50,204	88%
Home equity		—	—	—
Auto		—	—	—
Equipment		—	—	—
Franchise		—	—	—
Utility	AAA	6,205	6,749	12%
Credit card		—	—	—
Total		$54,325	$56,953	100%
2010
CMBS	AAA	$38,513	$40,211	81%
Home equity		—	—	—
Auto		—	—	—
Equipment		—	—	—
Franchise		—	—	—
Utility	AAA	8,981	9,704	19%
Credit card		—	—	—
Total		$47,494	$49,915	100%

An asset-backed security (ABS) is a type of debt security that is based on pools of assets or collateralized by the cash flows from a specific pool of underlying assets. These asset pools can include items such as credit card payments, auto loans and mortgages. Our entire ABS portfolio is comprised of rate reduction utility bonds. As of December 31, 2011, ABS/CMBS (commercial mortgage-backed securities) investments were $57.0 million (4 percent) of the fixed income portfolio, compared to $49.9 million (3 percent) as of December 31, 2010. CMBS made up $50.2 million (88 percent) of the ABS/CMBS portfolio at December 31, 2011, compared to $40.2 million (81 percent) at December 31, 2010. The entire ABS/CMBS portfolio was rated AAA as of December 31, 2011.

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

All of our collateralized securities carry the highest credit rating by one or more major rating agency and continue to pay according to contractual terms. We did not have any unrealized losses in this asset class as of December 31, 2011, compared to $0.8 million in unrealized losses at the end of last year.

In 2009, we eliminated our exposures to subprime mortgages. We do not own any subprime mortgages, credit card asset-backed securities or auto loan asset-backed securities as of December 31, 2011.

MUNICIPAL FIXED INCOME SECURITIES

As of December 31, 2011, municipal bonds totaled $238.4 million (17 percent) of our fixed income portfolio, compared to $243.1 million (17 percent) as of December 31, 2010.

We believe municipal fixed income securities can provide diversification and additional tax-advantaged yield to our portfolio. Our objective for the municipal fixed income portfolio is to provide reasonable cash flow stability and increased after-tax yield.

Our municipal fixed income portfolio is comprised of general obligation (GO) and revenue securities. The revenue sources include sectors such as sewer and water, public improvement, school, transportation, colleges and universities.

As of December 31, 2011, approximately 62 percent of the municipal fixed income securities in the investment portfolio were GO and the remaining 38 percent were revenue fixed income. Ninety-five percent of our municipal fixed income securities were rated AA or better, while 100 percent were rated A or better.

The amortized cost and fair value of fixed income securities at December 31, 2011, by contractual maturity, are shown as follows:

TOTAL FIXED INCOME

(in thousands)	Amortized Cost	Fair Value
Due in one year or less	$13,717	$13,953
Due after one year through five years	128,699	135,753
Due after five years through 10 years	518,172	548,364
Due after 10 years	397,907	403,289
Mtge/ABS/CMO*	287,466	305,946
Total	$1,345,961	$1,407,305

*Mortgage-backed, asset-backed and collateralized mortgage obligations

CORPORATE DEBT SECURITIES

As of December 31, 2011, our corporate debt portfolio totaled $481.6 million (34 percent) of the fixed income portfolio compared to $486.4 million (34 percent) as of December 31, 2010. The corporate debt portfolio has an overall quality rating of single A, diversified among 160 issuers.

The following table illustrates our corporate debt exposure to the financial and non-financial sectors as of December 31, 2011, including fair value, cost basis and unrealized gains and losses:

			Gross	Gross
Amortized			Unrealized	Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
Bonds:
Corporate – financial	$154,489	$158,864	$7,357	$(2,982)
All other corporate	210,926	232,152	21,445	(219)
Financials – private placements	49,130	50,120	1,583	(593)
All other corporate – private placements	39,534	40,500	1,255	(289)
Total	$454,079	$481,636	$31,640	$(4,083)

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

GOVERNMENT SPONSORED ENTITY (GSE) DEBT SECURITIES

As of December 31, 2011, our GSE or agency debt portfolio totaled $358.5 million (25 percent) of the fixed income portfolio, compared to $384.5 million (27 percent) as of December 31, 2010. GSE securities carry no explicit government guarantee of creditworthiness, but are considered high quality partly due to an “implicit guarantee” that the government would not allow such important institutions to fail or default on senior debt. This implicit guarantee was tested during the subprime mortgage crisis, which caused the U.S. government to intervene and provide support of Fannie Mae and Freddie Mac. The GSE debt portfolio has an overall quality rating of AA+. The majority of our GSE portfolio is made up of defensive structures to provide some protection against rising interest rates. The GSEs currently have explicit support of the Federal Government, which we continue to monitor.

EQUITY SECURITIES

As of December 31, 2011, our equity portfolio totaled $388.7 million (20 percent) of the investment portfolio, compared to $321.9 million (18 percent) as of December 31, 2010. The securities within the equity portfolio remain primarily invested in large-cap issues with a focus on dividend income. In addition, we have investments in eight exchange traded funds. In 2011, we recognized $0.3 million in impairment losses in the equity portfolio. All losses were on securities we no longer had the intent to hold. During 2010, we did not record any impairment losses associated with equity securities.

The following table illustrates the distribution by sector of our equity portfolio as of December 31, 2011, including fair value, cost basis and unrealized gains and losses:

	Cost		% of Total	Net Unrealized
(in thousands)	Basis	Fair Value	Fair Value	Gain/Loss
Common stock:
Consumer discretionary	$21,778	$30,503	7.8%	$8,725
Consumer staples	19,387	34,829	9.0%	15,442
Energy	13,808	29,460	7.6%	15,652
Financials	26,161	30,524	7.9%	4,363
Healthcare	13,418	23,979	6.2%	10,561
Industrials	25,765	38,975	10.0%	13,210
Information technology	23,678	31,407	8.1%	7,729
Materials	7,045	8,993	2.3%	1,948
Telecommunications	9,297	15,187	3.9%	5,890
Utilities	46,893	70,474	18.1%	23,581
ETFs	62,170	74,358	19.1%	12,188
Total	$269,400	$388,689	100.0%	$119,289

COMMON STOCKS

As of December 31, 2011, our common stock portfolio totaled $314.3 million (81 percent) of the equity portfolio compared to $245.9 million (76 percent) as of December 31, 2010. The increase in value of our common stock portfolio in 2011 was due to increasing our allocation to the equity portfolio during the second half of the year, as well as the strong returns in the asset class in the fourth quarter.

Our common stock portfolio consists primarily of large cap, value-oriented, dividend paying securities. We employ a long-term, buy-and-hold strategy that provided outstanding risk-adjusted returns over the last 10 years. We believe an equity allocation provides certain diversification and return benefits over the long term. The strategy provides above-market dividend yields with less volatility than the market.

EXCHANGE TRADED FUND SECURITIES (ETFS)

ETFs are portfolios of stocks, bonds or, in some cases, other investments that trade on a stock exchange similar to a regular stock.

Three of our ETF holdings are stock portfolios that track to major indices, while the rest track major industry sectors. We believe this ETF strategy is a low cost, efficient vehicle enabling us to effectively participate in certain sectors of the market.

As of December 31, 2011, our ETF investment totaled $74.4 million (19 percent) of the equity portfolio compared to $76.0 million (24 percent) as of December 31, 2010. The ETF investments add diversification and liquidity to our portfolio.

INTEREST AND CORPORATE EXPENSE

Interest on debt was fat in 2011 and 2010, after declining in 2009. The decline in 2009 was due to the pay off of short-term debt during 2008. In 2011, 2010 and 2009, we incurred $6.0 million in interest on our long-term debt each year. Our long-term debt consists of $100.0 million in senior notes that mature on January 15, 2014, and pay interest semi-annually at the rate of 5.95 percent.

As discussed previously, general corporate expenses tend to fluctuate relative to our executive compensation plan. Our compensation model measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. In 2011, 2010 and 2009, we generated comprehensive earnings significantly above the required return, resulting in increased bonuses accrued. Excluding the variable component tied to performance, other general corporate expenses were flat in 2011 and 2010 after declining in 2009, as we focused efforts on reducing and eliminating nonessential expenses.

INVESTEE EARNINGS

We maintain a 40 percent equity interest in Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses. Maui Jim’s chief executive officer owns a controlling majority of the outstanding shares of Maui Jim. In 2011, we recorded $6.5 million in earnings from this investment compared to $7.1 million in 2010 and $5.1 million in 2009. Sunglass sales were up 18 percent in 2011 and 26 percent in 2010 due to domestic and international product expansion. This result follows a 14 percent decline in sales in 2009, which was impacted by the global economic slowdown and ensuing effect on consumer discretionary spending. While sales advanced in 2011, increased expenditures on marketing and advertising, increased cost of sales and foreign exchange losses impacted earnings. In 2011, Maui Jim recorded $2.2 million in foreign exchange losses, compared to a loss of $2.0 million in 2010 and gains of $2.6 million in 2009. Profit generated from the increased sales volume in 2010 served to more than offset the foreign exchange loss incurred.

In 2010, we received dividends from Maui Jim. While these dividends do not flow through the investee earnings line, they do result in the recognition of a tax benefit, which is discussed in the income tax section that follows.

INCOME TAXES

Our effective tax rates were 31.2 percent, 28.6 percent and 29.1 percent for 2011, 2010 and 2009, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2011 was higher than 2010, due to underwriting income being a greater proportion of overall pretax income. Reduced levels of tax-exempt income and dividends qualifying for preferential tax treatment, specifically as noted below from Maui Jim, also contributed to the increase in our effective tax rate.

Dividends paid to our Employee Stock Ownership Plan (ESOP) result in a tax deduction. Special dividends paid to the company’s ESOP in 2011 and 2010 resulted in tax benefits of $2.7 million and $3.6 million, respectively. These tax benefits reduced the effective tax rate for 2011 and 2010 by 1.4 percent and 2.0 percent, respectively.

Our net earnings include equity in earnings of unconsolidated investee, Maui Jim. This investee does not have a policy or pattern of paying dividends. As a result, we record a deferred tax liability on the earnings at the corporate capital gains rate of 35 percent. No dividends were received during 2011 and 2009 from our Maui Jim investment. In the fourth quarter 2010, we received a $7.9 million non-recurring dividend. In accordance with GAAP guidelines on income taxes, we recognized a $2.2 million tax benefit from applying the lower tax rate applicable to affiliated dividends (7 percent), as compared to the corporate capital gains rate on which the deferred tax liabilities were based. Standing alone, the dividend resulted in a 1 percent reduction to the 2010 effective tax rate.

In addition, our pretax earnings in 2011 included $17.6 million of investment income that is partially exempt from federal income tax, compared to $18.6 million and $24.3 million in 2010 and 2009, respectively. During 2010, we reduced our exposure to tax-exempt municipal bonds due to concerns over the financial health of states and local municipalities.

Effective for tax years beginning in 2011, Illinois raised the state income tax rate applicable to corporations. Since the majority of our income arises from insurance operations which are subject to premium taxes, the higher rate had minimal impact on our state income tax liability and our overall effective rate.

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

The liability can be split into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to us. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance decreased to $796.9 million at December 31, 2011, from $819.8 million as of December 31, 2010. This reflects incurred losses of $200.1 million in 2011 offset by paid losses $276.5 million, compared to incurred losses of $201.3 million offset by $191.6 million paid in 2010. The overall decrease in our net loss and LAE reserves between 2011 and 2010 was due to a combination of factors. While the $53.5 million in reserves acquired with CBIC increased our liabilities, the increase in paid losses in 2011 more than offset this increase and drove the decline in ending reserve balances. Several mature products experienced increased paid losses in 2011. In addition, the 2011 settlement of the 2010 crop reinsurance year also added to paid losses, as did the addition of CBIC. In 2011, we also experienced a greater amount of favorable loss development on prior years, which served to reduce incurred losses and net reserve balance. Continued favorable experience has resulted in a decrease to the current accident year loss and LAE ratio estimate for the casualty segment. Nearly all major casualty products experienced this, which is a refection of our underwriters becoming more selective in response to the continuing soft market conditions. Lastly, as discussed elsewhere, growth initiatives over the past several years in the property and surety segments, coupled with the impact of the soft market and weak economy on the casualty segment, have resulted in a shift in our mix of business toward property and surety. Losses on these shorter-tailed insurance coverages are known more quickly and move from incurred to paid at a faster pace.

Gross reserves (liability) and the reinsurance balances recoverable (asset) were both subject to the same influences that affected net reserves and behaved similarly. Total gross and ceded loss and LAE reserves decreased to $1.15 billion and $353.8 million, respectively, at December 31, 2011, from $1.17 billion and $354.2 million, respectively, at December 31, 2010.

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

FIXED INCOME AND INTEREST RATE RISK

The most significant short term influence on our fixed income portfolio is a change in interest rates. Because there is intrinsic difficulty predicting the direction and magnitude of interest rate moves, we attempt to minimize the impact of interest rate risk on the balance sheet by matching the duration of assets to that of our liabilities. Furthermore, the diversification of sectors and given issuers is core to our risk management process, increasing the granularity of individual credit risk. Liquidity and call risk are elements of fixed income that we regularly evaluate to ensure we are receiving adequate compensation. Our fixed income portfolio has a meaningful impact on financial results and is a key component in our enterprise risk simulations.

Interest rate risk can also affect our income statement due to its impact on interest expense. As of December 31, 2011 and 2010, we had no short-term debt obligations. We maintain a debt obligation that is long-term in nature which carries a fixed interest rate. As such, our interest expense on this obligation is not subject to changes in interest rates. As this debt is not due until 2014, we will not assume additional interest rate risk in our ability to refinance this debt for two more years.

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

SENSITIVITY ANALYSIS

The tables that follow detail information on the market risk exposure for our financial investments as of December 31, 2011. Listed on each table is the December 31, 2011 fair value for our assets and the expected pretax reduction in fair value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates price fluctuation risks. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for non-trading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the fair value of our investment portfolio.

As of December 31, 2011, our fixed income portfolio had a fair value of $1.4 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2011 levels with all other variables held constant. Such scenarios would result in decreases in the fair value of the fixed income portfolio of $38.8 million and $87.7 million, respectively. Due to our use of the held-to-maturity designation for a portion of the fixed income portfolio, the balance sheet impact of these scenarios would be lower.

As of December 31, 2011, our equity portfolio had a fair value of $388.7 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity fair value of $33.6 million and $67.2 million, respectively. As we designate all equities as available-for-sale, these fair value declines would impact our balance sheet.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the fair value of our assets will increase from their present levels by the indicated amounts.

TABLE 1

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/11	Interest	Equity
(in thousands)	Fair Value	Rate Risk	Risk
Held for trading purposes:
Fixed income securities	$7	$—	$—
Total trading	7	—	—
Held for nontrading purposes:
Fixed income securities	1,407,298	(38,787)	—
Equity securities	388,689	—	(33,598)
Total nontrading	1,795,987	(38,787)	(33,598)
Total trading & nontrading	$1,795,994	$(38,787)	$(33,598)

TABLE 2

Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

	12/31/11	Interest	Equity
(in thousands)	Fair Value	Rate Risk	Risk
Held for trading purposes:
Fixed income securities	$7	$—	$—
Total trading	7	—	—
Held for nontrading purposes:
Fixed income securities	1,407,298	(87,675)	—
Equity securities	388,689	—	(67,195)
Total nontrading	1,795,987	(87,675)	(67,195)
Total trading & nontrading	$1,795,994	$(87,675)	$(67,195)

TABLE 3

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/11	Interest	Equity
(in thousands)	Fair Value	Rate Risk	Risk
Held for trading purposes:
Fixed income securities	$7	$—	$—
Total trading	7	—	—
Held for nontrading purposes:
Fixed income securities	1,407,298	40,456	—
Equity securities	388,689	—	33,598
Total nontrading	1,795,987	40,456	33,598
Total trading & nontrading	$1,795,994	$40,456	$33,598

TABLE 4

Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

	12/31/11	Interest	Equity
(in thousands)	Fair Value	Rate Risk	Risk
Held for trading purposes:
Fixed income securities	$7	$—	$—
Total trading	7	—	—
Held for nontrading purposes:
Fixed income securities	1,407,298	86,338	—
Equity securities	388,689	—	67,195
Total nontrading	1,795,987	86,338	67,195
Total trading & nontrading	$1,795,994	$86,338	$67,195

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

(in thousands)	2011	2010	2009
Operating cash flows	$117,991	$100,235	$127,759
Investing cash flows (uses)	87,641	92,606	(96,099)
Financing cash uses	(124,448)	(192,841)	(31,660)

        We posted strong operating cash flow in each of the last three years. Over the last 10 years, our operating cash flow averaged $154.6 million per year. Variations in operating cash flow between periods are largely driven by premium volume, claim payments, reinsurance and taxes. In addition, fluctuations in insurance operating expenses impact operating cash flow. The increase from 2010 is largely due to a $50.0 million cash deposit that we received from a commercial surety customer in lieu of a letter of credit. This is a timing issue and will flow out of cash when the customer provides the customary letter of credit or the collateral is released. Related increases can be seen on the balance sheet in the “Cash” and “Funds held” line items. The remaining decrease in operating cash flows is due to an increase in claims paid during the period, most notably due to property losses paid and spring storms. During 2011 and 2010, the majority of cash flows were used in financing activities. In both periods, we paid special dividends, totaling $105.8 million in 2011 and $146.7 million in 2010.

Prior to 2011, our balance sheet did not reflect any cash balance because all of our funds were invested in short-term investments, primarily highly-rated money market instruments. During 2011, we began holding a cash balance in our operating accounts. For further details see note 1F to the consolidated financial statement.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2011.

CONTRACTUAL OBLIGATIONS

	Payments due by period
	Less than			More than
(in thousands)	1 yr.	1-3 yrs.	3-5 yrs	5 yrs.	Total
Loss and settlement expense	$320,679	$440,003	$208,930	$181,102	$1,150,714
Long-term debt	—	100,000	—	—	100,000
Operating leases	4,328	6,709	4,228	1,694	16,959
Surety collateral held	16,667	33,333	—	—	50,000
Total	$341,674	$580,045	$213,158	$182,796	$1,317,673

Loss and settlement expense reserves represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Reinsurance balances recoverable on unpaid loss and settlement reserves totaled $353.8 million at December 31, 2011, compared to $354.2 million in 2010.

The next largest contractual obligation relates to long-term debt outstanding. On December 12, 2003, we completed a public debt offering of $100 million in senior notes maturing January 15, 2014, (a 10-year maturity) and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. We are not party to any off-balance sheet arrangements. Additionally, we hold $50.0 million in collateral related to a commercial surety bond that is scheduled to be released in equal annual installments over the next three years. However, the full amount may be released at any time.

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

At December 31, 2011, we had cash, short-term investments and other investments maturing within one year of approximately $118.9 million and investments of $256.6 million maturing within five years. We maintain a revolving line of credit with JP Morgan Chase, which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million. The facility has a three-year term that expires on May 31, 2014. As of December 31, 2011, no amounts were outstanding on the revolving line of credit. We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have generated positive operating cash flow for more than 20 consecutive years. In the most recent three years ended December 31, 2011, 2010 and 2009, our operating cash flow was $118.0 million, $100.2 million and $127.8 million, respectively. The primary factor in our ability to generate positive operating cash flow is underwriting profitability.

OPERATING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Loss payments from reinsurers	Ceded premium to reinsurers
Investment income (interest & dividends)	Commissions paid
Unconsolidated investee dividends from affiliates	Operating expenses
Interest expense
Income taxes

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period for most policies. Our largest cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes and interest expense. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers and collect cash back when losses subject to our reinsurance coverage are paid.

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
Proceeds from sale of unconsolidated investee

We maintain a diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2011, our portfolio had a carrying value of $1.9 billion. Invested assets at December 31, 2011, increased by $97.3 million, or 5 percent, from December 31, 2010.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations, then generate long-term growth in shareholders’ equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in an equity portfolio. As of December 31, 2011, 47 percent of our shareholders’ equity was invested in equities, compared to 41 percent at December 31, 2010 and 32 percent at December 31, 2009.

We currently classify 19 percent of the securities in our fixed income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Other portions of the fixed income portfolio are classified as available-for-sale (81 percent) or trading (less than 1 percent) and are carried at fair value. As of December 31, 2011, we maintained $1.1 billion in fixed income securities within the available-for-sale and trading classifications. The available-for-sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

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
Shares issued under stock option plans

Our capital structure is comprised of equity and debt obligations. As of December 31, 2011, our capital structure consisted of $100.0 million in 10-year maturity senior notes (long-term debt) and $818.9 million of shareholders’ equity. Debt outstanding comprised 11 percent of total capital as of December 31, 2011.

RLI Corp., the holding company, maintains a small, liquid, fixed income portfolio with a duration of 1.3 years. Fixed income securities, cash and short-term investments at the end of 2011 had a fair value of $39.1 million, which approximates RLI Corp.’s annual expenditures. RLI Corp. primarily relies on dividends from its subsidiaries to provide additional capital for the share repurchase plan, regular quarterly shareholder dividends, interest on senior notes and general corporate expenses. In addition, RLI Corp. maintains a revolving line of credit with JP Morgan Chase, which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Insurance Company (RLI Ins.) policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Stand-alone net income for RLI Ins. was $139.0 million for 2011, while stand-

alone policyholder surplus was $710.2 million. Based on the calculation of this limitation, the maximum dividend distribution that can be paid by RLI Ins. for any rolling 12-month period ending during 2012, without prior approval, would be $139.0 million, which represents RLI Ins.’s net income for 2011. The 12-month rolling dividend limitation in 2011, based on the above criteria, was $129.3 million (or RLI Ins.’s 2010 net income). In 2011, total cash dividends of $150.0 million were paid by RLI Ins., $25.0 million in June 2011 and $125.0 million in December 2011. The entire $150.0 million was paid as an extraordinary dividend after seeking and receiving approval from the Illinois regulatory authorities in June and October, respectively. In 2010, total cash dividends of $208.0 million were paid by RLI Ins., $150.0 million of which was paid on December 29, 2010. Thus, any dividend paid by RLI Ins. through December 29, 2011 would exceed the 12-month rolling dividend limitation. Again in 2012, due to the 12-month rolling dividend limitation and the large affiliate dividend paid in December 2011, RLI Ins. will be limited in amounts it can pay in dividends without seeking approval from Illinois regulatory authorities. The extraordinary dividend paid to RLI Corp. in December 2011 was used to support the special dividend paid to shareholders on December 20, 2011. The balance of the 2011 dividends paid to RLI Corp. were to provide additional capital for the share repurchase plan, regular quarterly shareholder dividends, interest on senior notes and general corporate expenses.

In the second quarter of 2010, we completed our $200 million share repurchase program initiated in 2007. On May 6, 2010, our board of directors implemented a new $100 million share repurchase program. During 2011, we repurchased 111,956 shares at an average cost of $59.16 per share ($6.6 million). We have $87.5 million of remaining capacity from the additional $100 million stock repurchase program approved in 2010. The repurchase program may be suspended or discontinued at any time without prior notice.

Our 143rd consecutive dividend payment was declared in early 2012 and will be paid in March 2012, in the amount of $0.30 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year.

OUTLOOK FOR 2012

The insurance marketplace, and in particular the excess and surplus lines segment, is subject to cycles involving alternating periods of price increases (hard markets) and price decreases (soft markets). Industry financial results have deteriorated over the last several years as a result of decreasing prices, expense pressures and falling investment yields. The industry suffered significant property-related catastrophic losses in 2011 from accumulated U.S.-based convective storms and worldwide disasters. In addition, economic recovery has been slow and continues to impact the overall demand for our industry’s products. Off-setting the resulting financial pressure are several factors. Excess capital in the industry, temperate loss cost trends, and continued, favorable reserve development have all lead to a more measured response to deteriorating results. We believe the market will react to all of these conflicting pressures with moderate price increases across most products and segments in 2012.

On April 28, 2011, we closed on the acquisition of CBIC and affiliated companies. CBIC writes predominantly surety and casualty products for contractors in the western United States which are now integrated with other pre-existing RLI businesses. We continue to invest time and resources in integrating and leveraging the collective best practices of both organizations. We expect positive underwriting contributions, top-line growth and synergies from this addition in 2012.

We continued to invest in new products and underwriting talent throughout the soft market. We expect to see organic premium growth in select products in 2012 and underwriting income overall, absent any major catastrophe. We continue to diversify our portfolio of products, growing those that still provide an opportunity for underwriting profit and shrinking and rehabilitating those that are inadequately priced. Specific details regarding our insurance segments follow.

CASUALTY

We will maintain our underwriting focus and look to broaden our production sources and product offerings as a means of holding our market position in this segment. We do not expect significant growth in this segment from our mature products during 2012, but several investments in new products made in recent years are still on a growth trajectory. These new products include professional liability for architects and engineers and other miscellaneous professionals, environmental liability, real estate investment trusts liability and multi-peril package products for professional services. CBIC also offers multi-peril packages for its contractor business and a wide variety of small commercial entities. We expect to see modest growth in our multi-peril package business as we continue to expand our geographical footprint. We also expanded our product offerings and eligibility guidelines for our personal umbrella and management liability suite of products which will expand our market penetration into 2012.

We expect pricing to continue its gradual path upward, but do not anticipate a rapid rise in market pricing until the industry realizes adverse loss development or other negative influences on capital. We continue to invest heavily in this segment expanding our footprint in preparation for a market turn. However, the lack of significant price increases, a sluggish economy driving weaker demand and our heavy investment in developing new products will make it increasingly difficult to post underwriting income in this segment. We look to exercise our traditional underwriting discipline and select quality risks to continue to differentiate ourselves from the marketplace.

PROPERTY

We believe property pricing will continue to move upward in the year ahead. Earthquake and hurricane-exposed business should see continued significant rate increases driven by the severity of worldwide catastrophes, the implementation of a new catastrophe model that increased modeled loss results on hurricanes and higher reinsurance rates. We do not expect to see any significant growth in our catastrophe exposures as a company. However, we do expect the amount of premium we receive for these exposures to increase, which should lead to expected overall top and bottom-line growth of our cat-exposed businesses. Our marine business will continue to be focused on re-underwriting and growing the products with more favorable loss trends, but we do not expect to see overall growth from this business. We expect continued growth in our pet insurance product in 2012. In addition, we expect growth from our assumed property reinsurance operation that gained momentum with the pricing strength of this segment. This business will continue to participate in select specialty treaty opportunities in 2012. We do not anticipate growth in our multi-peril crop and hail reinsurance treaty as market terms resulted in a reduced participation for the 2012 treaty. We expect overall top line growth and underwriting income in this segment for 2012, absent any major catastrophes.

SURETY

The surety segment, like our other segments, is expected to feel pressure from the weak economy. In 2008 through 2011, we expanded our geographic footprint in miscellaneous, commercial and contract surety, and acquired CBIC which writes select miscellaneous and small-contract surety business. We will continue to integrate this business with our well-established RLI surety businesses. We plan to take a very cautious approach to contract surety business in 2012 in light of the weak economy’s impact on the construction industry. Despite this challenge, our experienced underwriting staff coupled with our effective use of technology point to continued profitability and moderate top-line growth in 2012.

INVESTMENTS

The domestic economy continues to show signs of moderate improvement. Gross Domestic Product (GDP) and employment figures will likely see expansion tempered by pervasive uncertainty as businesses and households pay down debt. GDP growth will be highly sensitive to external shocks or any erosion in consumer confidence in 2012, but should be supported by an accommodative Fed and political parties focused on the November elections. U.S. housing has stabilized, but prices remain capped by excess inventory in many regions. The European sovereign debt crisis will hang over the capital markets until a reasonable long-term resolution is ratified.

Interest rates in the U.S. fell to new lows in 2011, and the path for rates will be highly dependent on the trajectory of growth and the influence of monetary policy. We believe rates will remain low until macroeconomic factors accelerate GDP growth or inflation expectations increase. Corporate bonds, municipals and equities all benefitted from a positive fundamental backdrop in the fourth quarter 2011. While the trend should continue into 2012, we expect market volatility should uncertainty increase.

In our fixed income portfolio, we will continue to invest in short duration, defensive securities where value presents itself on a risk adjusted basis. In 2011, we reached our 20 percent target allocation in the equity portfolio, and we remain dedicated to our low volatility, high dividend yield and long-term book value growth equity strategy. We expect market conditions to remain challenging and therefore believe investment income will be flat in 2012.

PROSPECTIVE ACCOUNTING STADARDS

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

The insurance holding company laws also require that ordinary dividends paid by an insurance company be reported to the insurer’s domiciliary regulator prior to payment of the dividend and that extraordinary dividends may not be paid without such regulator’s prior approval. An extraordinary dividend is generally defined under both Illinois and Washington law as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 100 percent of the insurer’s statutory net income for the most recent calendar year, or 10 percent of its statutory policyholders’ surplus as of the preceding year end. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

Other regulations impose restrictions on the amount and type of investments our insurance company subsidiaries may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by various filing, reporting and examination requirements. Marketplace oversight is conducted by monitoring and periodically examining trade practices, approving policy forms, licensing of agents and brokers, requiring the filing and, in some cases, approval of premiums and commission rates to ensure they are fair and equitable. Financial solvency is monitored by minimum reserve and capital requirements (including risk-based capital requirements), periodic financial reporting procedures (annually, quarterly, or more frequently if necessary) and periodic examinations.

The quarterly and annual financial reports to the states utilize statutory accounting principles that are different from GAAP, which present the business as a going concern. The statutory accounting principles used by insurance regulators, in keeping with the intent to assure policyholder protection, are generally based on a solvency concept.

Many jurisdictions have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or non-renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a withdrawal plan that may lead to marketplace disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable marketplaces in a timely manner.

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

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. “Control” is generally presumed to exist through the ownership of 10 percent or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries’ states of domicile (Illinois and Washington) or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in a material delay of, or deter, any such transaction.

In addition to monitoring our existing regulatory obligations, we are also monitoring developments in the following areas to determine the potential effect on our business and to comply with our legal obligations.

DODD-FRANK ACT

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) was passed in 2010 as a response to the economic recession in the late 2000’s and represents significant change and increase in regulation of the American financial services industry. Dodd-Frank changes the existing regulatory structures of banking and other financial institutions, including creating new governmental agencies (while merging and removing others), increasing oversight of financial institutions and specialized oversight of institutions regarded as presenting a systemic risk, protecting consumers and investors, promoting transparency and accountability at financial institutions, enhancing regulation of capital markets, and a variety of additional changes affecting the overall regulation and operation of financial services businesses in America. The legislation also mandates new rules affecting executive compensation and corporate governance for public companies. In addition, Dodd-Frank contains insurance industry-specific provisions, including establishment of the Federal Office of Insurance (FOI) and streamlining the regulation and taxation of surplus lines insurance and reinsurance among the states. The FOI, part of the U.S. Department of Treasury, has limited authority and no direct regulatory authority over the business of insurance. FOI’s principal mandates include monitoring the insurance industry, collection of insurance industry information and data, and representation of the U.S. with international insurance regulators. Many aspects of Dodd-Frank will be implemented over time by various federal agencies, including bank regulatory agencies and the Securities and Exchange Commission (SEC).

As a public company with insurance company subsidiaries, several aspects of Dodd-Frank apply to our company. Specifically, provisions affecting executive compensation, corporate governance for public companies and those addressing the insurance industry will affect us. Accordingly, we will monitor, implement and comply with all Dodd-Frank related changes to our regulatory environment.

FEDERAL REGULATION OF INSURANCE

The U.S. insurance industry is not currently subject to any significant amount of federal regulation and instead is regulated principally at the state level. However, Dodd-Frank (summarized above) includes elements that affect the insurance industry and insurance companies such as ours. Implementation of the insurance-specific aspects of Dodd-Frank is expected to take a year or more, including passage of enabling regulations and legislation at the state level. We will continue to monitor, implement and comply with all insurance-specific aspects of Dodd-Frank. We expect the intended reduction of state regulation of surplus lines insurance to positively affect our company, although the benefits may not be realized immediately. However, we cannot predict whether any such legislation will have an impact on our company. We will continue to monitor all federal insurance legislation and related state regulations that implement Dodd-Frank.

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

Consolidated Balance Sheets

(in thousands, except per share data) December 31,	2011	2010
Assets
Investments and cash:
Fixed income:
Available-for-sale, at fair value (amortized cost — $1,085,728 in 2011 and $1,093,869 in 2010)	$1,146,317	$1,132,064
Held-to-maturity, at amortized cost (fair value — $260,981 in 2011 and $303,384 in 2010)	260,226	309,258
Trading, at fair value (amortized cost — $7 in 2011 and $13 in 2010)	7	15
Equity securities available-for-sale, at fair value (cost — $269,400 in 2011 and $213,069 in 2010)	388,689	321,897
Short-term investments, at cost which approximates fair value	23,865	39,787
Cash	81,184	—
Total investments and cash	$1,900,288	$1,803,021
Accrued investment income	$13,865	$14,615
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $13,653 in 2011 and $14,128 in 2010	124,496	107,391
Ceded unearned premiums	61,629	62,631
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $14,820 in 2011 and $15,065 in 2010	353,805	354,163
Deferred policy acquisition costs, net	92,441	74,435
Property and equipment, at cost, net of accumulated depreciation of $45,647 in 2011 and $38,703 in 2010	20,104	18,370
Investment in unconsolidated investee	49,968	43,358
Goodwill	60,482	26,214
Other assets	18,092	10,394
Total assets	$2,695,170	$2,514,592
Liabilities and Shareholders’ Equity
Liabilities:
Unpaid losses and settlement expenses	$1,150,714	$1,173,943
Unearned premiums	341,267	301,537
Reinsurance balances payable	50,861	23,851
Funds held	110,555	32,072
Income taxes — deferred	51,985	33,930
Bonds payable, long-term debt	100,000	100,000
Accrued expenses	58,883	42,436
Other liabilities	12,053	15,447
Total liabilities	$1,876,318	$1,723,216
Shareholders’ equity:
Common stock ($1 par value, authorized 100,000,000 shares, issued 32,627,244 shares in 2011 and 32,317,691 shares in 2010, and outstanding 21,162,137 shares in 2011 and 20,964,540 shares in 2010)	$32,627	$32,318
Paid-in capital	227,788	215,066
Accumulated other comprehensive earnings, net of tax	117,325	95,992
Retained earnings	834,111	834,375
Deferred compensation	10,445	6,474
Treasury stock, at cost (11,465,107 shares in 2011 and 11,353,151 shares in 2010)	(403,444)	(392,849)
Total shareholders’ equity	$818,852	$791,376
Total liabilities and shareholders’ equity	$2,695,170	$2,514,592

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Earnings and Comprehensive Earnings

(in thousands, except per share data) Years Ended December 31,	2011	2010	2009
Net premiums earned	$538,452	$493,382	$491,961
Net investment income	63,681	66,799	67,346
Net realized investment gains	17,293	23,243	32,538
Other-than-temporary-impairment losses on investments	(257)	—	(45,293)
Consolidated revenue	$619,169	$583,424	$546,552

Losses and settlement expenses	$200,084	$201,332	$203,388
Policy acquisition costs	177,725	158,071	162,020
Insurance operating expenses	44,312	38,584	39,768
Interest expense on debt	6,050	6,050	6,050
General corporate expenses	7,766	7,998	7,941
Total expenses	$435,937	$412,035	$419,167
Equity in earnings of unconsolidated investee	6,497	7,101	5,052
Earnings before income taxes	$189,729	$178,490	$132,437

Income tax expense (benefit):
Current	$49,524	$51,433	$23,687
Deferred	9,614	(375)	14,905
Income tax expense	$59,138	$51,058	$38,592
Net earnings	$130,591	$127,432	$93,845

Other comprehensive earnings (loss), net of tax
Unrealized gains (losses) on securities:
Unrealized holding gains arising during the period	$32,230	$33,552	$53,995
Less: Reclassification adjustment for losses (gains) included in net earnings	(10,897)	(14,971)	8,286
Other comprehensive earnings (OCI)	$21,333	$18,581	$62,281
Comprehensive earnings	$151,924	$146,013	$156,126

Earnings per share:
Basic — Net earnings per share	$6.20	$6.06	$4.35
Comprehensive earnings per share	$7.21	$6.95	$7.24

Earnings per share:
Diluted — Net earnings per share	$6.09	$6.00	$4.32
Comprehensive earnings per share	$7.09	$6.87	$7.18

Weighted average number of common shares outstanding:
Basic	21,078	21,020	21,562
Diluted	21,434	21,241	21,731

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

(In thousands, except per share data)	Common Shares	Total Shareholders’ Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Treasury Stock at Cost
Balance, January 1, 2009	21,474,429	$708,154	$32,106	$196,989	$15,130	$807,195	$8,312	$(351,578)

Net earnings	—	$93,845	$—	$—	$—	$93,845	$—	$—
Other comprehensive earnings, net of tax	—	62,281	—	—	62,281	—	—	—
Treasury shares purchased	(282,712)	(19,251)	—	—	—	—	—	(19,251)
Treasury shares reissued	—	5,222	—	5,222	—	—	—	—
Deferred compensation under Rabbi trust plans	—	—	—	—	—	—	(323)	323
Stock option excess tax benefit	—	444	—	444	—	—	—	—
Exercise of stock options	73,006	4,804	73	4,731	—	—	—	—
Dividends declared ($1.08 per share)	—	(23,249)	—	—	—	(23,249)	—	—
Balance, December 31, 2009	21,264,723	$832,250	$32,179	$207,386	$77,411	$877,791	$7,989	$(370,506)

Net earnings	—	$127,432	$—	$—	$—	$127,432	$—	$—
Other comprehensive earnings, net of tax	—	18,581	—	—	18,581	—	—	—
Treasury shares purchased	(438,783)	(23,858)	—	—	—	—	—	(23,858)
Deferred compensation under Rabbi trust plans	—	—	—	—	—	—	(1,515)	1,515
Stock option excess tax benefit	—	2,732	—	2,732	—	—	—	—
Exercise of stock options	138,600	5,087	139	4,948	—	—	—	—
Dividends declared ($8.15 per share)	—	(170,848)	—	—	—	(170,848)	—	—
Balance, December 31, 2010	20,964,540	$791,376	$32,318	$215,066	$95,992	$834,375	$6,474	$(392,849)

Net earnings	—	$130,591	$—	$—	$—	$130,591	$—	$—
Other comprehensive earnings, net of tax	—	21,333	—	—	21,333	—	—	—
Treasury shares purchased	(111,956)	(6,624)	—	—	—	—	—	(6,624)
Deferred compensation under Rabbi trust plans	—	—	—	—	—	—	3,971	(3,971)
Stock option excess tax benefit	—	4,210	—	4,210	—	—	—	—
Exercise of stock options	309,553	8,821	309	8,512	—	—	—	—
Dividends declared ($6.19 per share)	—	(130,855)	—	—	—	(130,855)	—	—
Balance, December 31, 2011	21,162,137	$818,852	$32,627	$227,788	$117,325	$834,111	$10,445	$(403,444)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands) Years ended December 31,	2011	2010	2009
Cash flows from operating activities:
Net earnings	$130,591	$127,432	$93,845
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net realized investment losses (gains)	(17,036)	(23,243)	12,755
Depreciation	3,177	3,037	3,284
Other items, net	(9,144)	(521)	6,441
Change in:
Accrued investment income	2,577	2,230	381
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	14,303	(23,430)	8,188
Reinsurance balances payable	27,010	1,420	(7,793)
Funds held	78,483	(5,618)	4,731
Ceded unearned premium	2,025	2,748	598
Reinsurance balances recoverable on unpaid losses	358	(17,771)	13,892
Deferred policy acquisition costs	(7,184)	1,445	2,640
Accounts payable and accrued expenses	(17,619)	601	8,941
Unpaid losses and settlement expenses	(95,616)	27,483	(12,851)
Unearned premiums	8,593	(10,990)	(22,643)
Income taxes:
Current	(1,440)	16,691	(3,412)
Deferred	9,614	(375)	14,905
Stock option excess tax benefit	(4,210)	(2,732)	(444)
Changes in investment in unconsolidated investees:
Undistributed earnings	(6,497)	(7,101)	(5,052)
Dividends received	—	7,920	—
Net proceeds from trading portfolio activity	6	1,009	9,353
Net cash provided by operating activities	$117,991	$100,235	$127,759

CONTINUED

(in thousands) Years ended December 31,	2011	2010	2009
Cash flows from investing activities:
Purchase of:
Fixed income, held-to-maturity	$(209,300)	$(348,252)	$(231,456)
Fixed income, available-for-sale	(450,813)	(549,843)	(622,826)
Equity securities, available-for-sale	(87,346)	(63,504)	(123,861)
Property and equipment	(5,382)	(2,841)	(11,565)
Acquisition of CBIC, net of cash acquired	(120,767)	—	—
Proceeds from sale of:
Fixed income, available-for-sale	383,664	323,887	230,604
Equity securities, available-for-sale	40,092	35,559	178,098
Short-term investments, net	15,922	64,673	23,715
Property and equipment	1,424	544	10,736
Proceeds from call or maturity of:
Fixed income, held-to-maturity	258,493	249,927	60,412
Fixed income, available-for-sale	261,654	382,456	390,044
Net cash provided by (used in) investing activities	$87,641	$92,606	$(96,099)

Cash flows from financing activities:
Stock option excess tax benefit	$4,210	$2,732	$444
Proceeds from stock option exercises	8,821	5,087	4,804
Treasury shares purchased	(6,624)	(23,858)	(19,251)
Treasury shares reissued	—	—	5,222
Cash dividends paid	(130,855)	(176,802)	(22,879)
Net cash used in financing activities	$(124,448)	$(192,841)	$(31,660)
Net increase in cash	$81,184	$—	$—
Cash at beginning of year	$—	$—	$—
Cash at end of year	$81,184	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS: We underwrite selected property and casualty insurance coverages. We conduct operations principally through four insurance companies. RLI Insurance Company (RLI Ins.), our principal subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Ins., writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. RLI Indemnity Company (RIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines of insurance on an admitted basis in 48 states and the District of Columbia. RIC has authority to write fidelity and surety in North Carolina. Contractors Bonding and Insurance Company (CBIC), a subsidiary of RLI Ins., has authority to write multiple lines of insurance on an admitted basis in all 50 states and the District of Columbia.

B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with GAAP (generally accepted accounting principles in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to 2010 and 2009 to conform to the classifications used in the current year. Specifically, on our balance sheet, the amount of funds held was broken out separately from other liabilities. Also, the fidelity division was reclassified to the casualty segment from the surety segment. See further discussion in note 11 regarding this reclassification.

C. ADOPTED ACCOUNTING STANDARDS

ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations

This Accounting Standards Update (ASU) specifies that if a public entity presents comparative financial statements, the entity (acquirer) should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year has occurred as of the beginning of the comparable prior annual reporting period. This ASU also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

We adopted ASU 2010-29 on January 1, 2011. We evaluated our recent acquisition of CBIC under this guidance and, as the acquisition was not material as defined by the accounting guidance, pro forma disclosures were not required. See further discussion on the acquisition in note 13.

ASU 2010-28, Intangibles — Goodwill and Other (Topic 350), When to Perform Step Two of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

The amendments in this ASU modify Step One of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step Two of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists. In determining whether it is more-likely-than-not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

Upon adoption of this ASU, if the carrying value of the reporting unit is zero or negative, the reporting entity must perform Step Two of the goodwill impairment test if it is more-likely-than-not that goodwill is impaired as of the date of adoption. Any resulting goodwill impairment should be presented as a cumulative-effect adjustment to beginning retained earnings of the period of adoption reflecting a change in accounting principle. No additional recurring disclosures are included as a result of this ASU.

We adopted ASU 2010-28 on January 1, 2011. The adoption did not have an impact on our financial statements as the carrying value of the reporting unit related to our goodwill at the beginning of the reporting period is positive and there have been no triggering events that would suggest possible impairment. During 2011, we recognized additional goodwill related to our recent acquisition of CBIC.

D. PROSPECTIVE ACCOUNTING STANDARDS

ASU 2010-26, Financial Services — Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

Accounting guidance for deferred acquisition costs incurred by insurance entities changed under this ASU and was designed to eliminate inconsistent industry practices. This ASU requires costs to be incrementally or directly related to the successful acquisition of new or renewal insurance contracts in order to be capitalized as deferred acquisition costs.

Deferred acquisition costs may include agent and broker commissions, salaries of certain employees involved in underwriting and policy issuance, and medical and inspection fees. Previous accounting guidance described deferred acquisition costs as those that “vary with and are primarily related to” the acquisition of new and renewal insurance contracts. This resulted in some entities deferring only direct and incremental costs while others included certain indirect costs. Others deferred costs for all acquisition efforts, including rejected contracts.

The new guidance limits the capitalization of contract acquisition costs to successful acquisition of insurance contracts in these four components:

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

The effective date for the guidance will be interim and annual periods beginning after December 15, 2011. Early adoption was permitted but only at the beginning of an entity’s annual reporting period.

Either prospective or retrospective application was permitted. If applied on a retrospective basis, the guidance does not require the disclosure of the effect of the change in accounting principle in the current period. However, if the prospective basis is applied, entities will be required to disclose either the effect of the change in the period of adoption or its effect in the period immediately preceding adoption.

We completed our assessment and adopted this new standard on a retrospective basis as of January 1, 2012. The new guidance will have no impact on our cash flows, and should have minimal prospective impact on expenses or earnings before income taxes. Our adoption of the new standard, however, resulted in a reduction of our deferred policy acquisition costs asset, an adjustment to deferred income taxes liability and a decrease to our consolidated shareholders’ equity. At adoption, the adjustment to our consolidated shareholders’ equity will be a decrease of $26.2 million, net of tax. This adjustment will result in a reduction in book value of $1.24 per share, based on the number of shares outstanding at January 1, 2012.

ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income

This ASU was issued to increase the prominence of other comprehensive income in financial statements and to help financial statement users better understand the causes of an entity’s change in financial position and results of operations. Under the standard, an entity will be required to present the components of net income and other comprehensive income in either one continuous statement or two separate but consecutive financial statements. This ASU applies to both public and nonpublic entities and is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. We have not currently adopted this ASU and do not believe it will have a material effect on our financial statements.

ASU 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment

This ASU, issued on September 15, 2011, permits an entity to make a qualitative assessment of whether it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity can support the conclusion that it is more-likely-than-not that the fair value of a reporting unit is less that its carrying amount, it would not need to perform the two-step impairment test for that reporting unit. Goodwill must be tested for impairment at least annually, and prior to this ASU, a two-step test was required to assess goodwill for impairment. In Step One, the fair value of a reporting unit is compared to the reporting unit’s carrying amount. If the fair value is less than the carrying amount, Step Two is used to measure the amount of goodwill impairment, if any.

This ASU applies to both public and nonpublic entities and is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We have not early adopted this ASU and do not believe it will have a material effect on our financial statements.

E. INVESTMENTS: We classify our investments in all debt and equity securities into one of three categories: available-for-sale, held-to-maturity or trading.

AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. All of our equity securities and approximately 81 percent of debt securities are classified as available-for-sale.

HELD-TO-MATURITY SECURITIES

Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other-than-temporary, changes in the fair value of these securities are not reflected in the financial statements. We have classified approximately 19 percent of our debt securities portfolio as held-to-maturity.

TRADING SECURITIES

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. We have classified less than 1 percent of our debt securities portfolio as trading.

For the years ended December 31, 2011, 2010 and 2009, no securities were transferred from held-to-maturity to available-for-sale or trading.

We regularly evaluate our fixed income and equity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors for determining if a security is other-than-temporarily impaired:

•                  The length of time and the extent to which the fair value has been less than cost,

•                  The probability of significant adverse changes to the cash flows on a fixed income investment,

•                  The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value,

•                  The probability that we will recover the entire amortized cost basis of our fixed income securities prior to maturity, or

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

F. CASH AND SHORT-TERM INVESTMENTS: Cash consists of uninvested balances in bank accounts. Short-term investments consist of investments with original maturities of 90 days or less, primarily AAA-rated prime and government money market funds. Short-term investments are carried at cost, which approximates fair value. We have not experienced losses on these instruments. Prior to 2011, most excess cash was swept overnight into money market instruments, effectively leaving us with only invested cash balances. These instruments were exposed to European financial institutions. In 2011, a combination of factors including global economic turmoil, a low interest rate environment, and transaction fees, spurred us to terminate many of our sweep programs, opting instead to hold cash in non-interest bearing cash accounts.

G. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders.

We continuously monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements, quarterly disclosures, and Securities and Exchange Commission (SEC) filings for those reinsurers that are publicly traded. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the A.M. Best and Standard & Poor’s (S&P) ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverable tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

H. POLICY ACQUISITION COSTS: We defer commissions, premium taxes and certain other costs that vary with, and are primarily related to, the acquisition of insurance contracts.

Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are reviewed on a segment basis and are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs. See note 1D for the discussion of a prospective accounting standard that will impact the accounting for costs associated with acquiring insurance policies in 2012.

I. PROPERTY AND EQUIPMENT: Property and equipment are presented at cost less accumulated depreciation and are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 30 years for buildings and improvements.

J. INVESTMENT IN UNCONSOLIDATED INVESTEE: We maintain a 40 percent interest in the earnings of Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. We also maintain a similar minority representation on their board of directors, held by our chairman & CEO. Maui Jim’s chief executive officer owns a controlling majority of the outstanding shares of Maui Jim, Inc. Our investment in Maui Jim was $50.0 million in 2011 and $43.4 million in 2010. In 2011, we recorded $6.5 million in investee earnings, compared to $7.1 million in 2010 and $5.1 million in 2009. Maui Jim recorded net income of $16.1 million in 2011, $16.6 million in 2010 and $13.6 million in 2009. Additional summarized financial information for Maui Jim for 2011 and 2010 is outlined in the following table:

(in millions)	2011	2010
Total assets	$163.0	$160.5
Total liabilities	62.4	75.4
Total equity	100.6	85.1

Approximately $36.8 million of undistributed earnings from Maui Jim are included in our retained earnings as of December 31, 2011.

We perform an impairment review of our investment in our unconsolidated investee which considers current valuation and operating results. Based upon the most recent review, this asset was not impaired.

K. INTANGIBLE ASSETS: In accordance with GAAP guidelines, the amortization of goodwill and indefinite-lived intangible assets is not permitted. Goodwill and indefinite-lived intangible assets remain on the balance sheet and are tested for impairment on an annual basis, or earlier if there is reason to suspect that their values may have been diminished or impaired. The portion of goodwill which relates solely to our surety segment totaled $26.2 million at December 31, 2011 and 2010 and is included in the total goodwill and intangibles on the balance sheet of $60.5 million at December 31, 2011. Annual impairment testing was performed during the second quarter of 2011. Based upon this review, this asset was not impaired. In addition, as of December 31, 2011, there were no triggering events that had occurred that would suggest an updated review was necessary.

The remaining $34.3 million of goodwill and intangibles relates to our purchase of CBIC in April 2011. These assets relate to both our casualty and surety segments. Intangible assets with definite lives are amortized against future operating results. Amortization of intangible assets was $0.6 million since acquisition on April 28, 2011. We completed our evaluation of the acquisition under ASC Topic 805, Business Combinations, in the fourth quarter of 2011. See note 13 for further discussion.

L.UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses, as happened during 2009 through 2011, when favorable experience primarily on casualty business led us to reduce our reserves. Based on the current assumptions used in estimating reserves, we believe that our overall reserve levels at December 31, 2011, make a reasonable provision to meet our future obligations. See note 6 for a further discussion of unpaid losses and settlement expenses.

M. INSURANCE REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on a monthly pro rata basis.

N. INCOME TAXES: We file a consolidated federal income tax return. As an insurance company, we are subject to minimal state income tax liabilities. On a state basis, since the majority of our income is from insurance operations, we pay premium tax in lieu of state income tax.

Federal income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more-likely-than-not all or some of the deferred tax assets will not be realized.

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in income tax expense in the period in which they are incurred. During 2010, the Internal Revenue Service (IRS) completed an examination of the income tax returns for the years 2005 through 2009, which produced no material change to corporate earnings. Although 2008 and 2009 have been previously examined by the IRS, tax years 2008 through 2011 remain open and are subject to examination or re-examination.

O. EARNINGS PER SHARE: Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock or common stock equivalents were exercised or converted into common stock. When inclusion of common stock equivalents increases the earnings per share or reduces the loss per share, the effect on earnings is anti-dilutive. Under these circumstances, the diluted net earnings or net loss per share is computed excluding the common stock equivalents.

The following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the consolidated financial statements.

		Weighted
(in thousands,	Income	Average Shares	Per Share
except per share data)	(Numerator)	(Denominator)	Amount
For the year ended December 31, 2011
Basic EPS
Income available to common shareholders	$130,591	21,078	$6.20
Stock options	—	356
Diluted EPS
Income available to common shareholders and assumed conversions	$130,591	21,434	$6.09
For the year ended December 31, 2010
Basic EPS
Income available to common shareholders	$127,432	21,020	$6.06
Stock options	—	221
Diluted EPS
Income available to common shareholders and assumed conversions	$127,432	21,241	$6.00
For the year ended December 31, 2009
Basic EPS
Income available to common shareholders	$93,845	21,562	$4.35
Stock options	—	169
Diluted EPS
Income available to common shareholders and assumed conversions	$93,845	21,731	$4.32

P. COMPREHENSIVE EARNINGS: The difference between our net earnings and our comprehensive earnings is that comprehensive earnings include unrealized gains/losses on our available-for-sale investment securities net of tax, whereas net earnings does not include such amounts, and such amounts are instead directly credited or charged against shareholders’ equity. In reporting the components of comprehensive earnings on a net basis in the income statement, we used a 35 percent tax rate. Other comprehensive income, as shown in the consolidated statements of earnings and comprehensive earnings, is net of tax expense of $11.5 million, $10.0 million and $33.5 million for 2011, 2010 and 2009, respectively.

Q. FAIR VALUE DISCLOSURES: The following was considered in the estimation of fair value for each class of financial instruments for which it was practicable to estimate that value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We determined the fair values of certain financial instruments based on the fair value hierarchy. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

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

As a part of management’s process to determine fair value, we utilize a widely recognized, third-party pricing source to determine our fair values. We have obtained an understanding of the third-party pricing source’s valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

Corporate, Government and Municipal Bonds: The pricing vendor uses a generic model which uses standard inputs, including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing vendor also monitors market indicators, as well as industry and economic events. Further, the model uses Option Adjusted Spread (OAS) and is a multi-dimensional relational model. All bonds valued using these techniques are classified as Level 2. All Corporate, Government and Municipal securities were deemed Level 2.

Mortgage-backed Securities (MBS)/Collateralized Mortgage Obligations (CMO) and Asset-backed securities (ABS): The pricing vendor evaluation methodology includes interest rate movements, new issue data and other pertinent data. Evaluation of the tranches (non-volatile, volatile or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, prepayment assumptions and to incorporate collateral performance. To evaluate CMO volatility, an OAS model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates and recent trade activity. MBS/CMO and ABS with corroborated, observable inputs are classified as Level 2. All of our MBS/CMO and ABS are deemed Level 2.

Common Stock: Exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All of our common stock holdings are deemed Level 1.

For the Level 2 securities, as described above, we periodically conduct a review to assess the reasonableness of the fair values provided by our pricing service. Our review consists of a two pronged approach. First, we compare prices provided by our pricing service to those provided by an additional source. Second, we obtain prices from securities brokers and compare them to the prices provided by our pricing service. In both comparisons, when discrepancies are found, we compare our prices to actual reported trade data. Based on this assessment, we determined that the fair values of our Level 2 securities provided by our pricing service are reasonable.

For common stock, we receive prices from the same nationally recognized pricing service. Prices are based on observable inputs in an active market and are therefore disclosed as Level 1. Based on this assessment, we determined that the fair values of our Level 1 securities provided by our pricing service are reasonable.

Due to the relatively short-term nature of cash, short-term investments, accounts receivable and accounts payable, their carrying amounts are reasonable estimates of fair value. The fair value of our long-term debt is discussed further in note 4.

For fair value of assets and liabilities acquired with CBIC, see note 13.

R. STOCK-BASED COMPENSATION: We account for stock-based compensation pursuant to GAAP guidance regarding stock compensation which requires companies to expense the estimated fair value of employee stock options and similar awards. Guidance requires entities to measure compensation cost for awards of equity instruments to employees based on the grant-date fair value of those awards and recognize compensation expense over the service period that the awards are expected to vest.

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

CATASTROPHE EXPOSURES

Our insurance coverages include exposure to catastrophic events. We monitor all catastrophe exposures by quantifying our exposed policy limits in each region and by using computer-assisted modeling techniques. Additionally, we limit our risk to such catastrophes through restraining the total policy limits written in each region and by purchasing reinsurance. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. In 2011, for this coverage, we had protection of $300 million in excess of $25 million first-dollar retention for earthquakes in California and $325 million in excess of a $25 million first-dollar retention for earthquakes outside of California. These amounts are subject to certain retentions by us on losses in excess of $25 million. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. In 2011, these coverages were supported by $225 million in excess of a $25 million first-dollar retention in traditional catastrophe reinsurance protection, subject to certain retentions by us. In addition, we have incidental exposure to international catastrophic events.

Our catastrophe reinsurance treaty renewed at January 1, 2012. We purchased $300 million, $330 million and $230 million of reinsurance limits, subject to certain retentions by us, for California earthquake, non-California earthquake and all other perils, respectively. These limits attach above an initial retention of $25 million in the case of a California earthquake and $20 million in the case of all other perils and regions. We actively manage our catastrophe program to keep our net retention in line with risk tolerances and to optimize the risk/return trade off.

ENVIRONMENTAL EXPOSURES

We are subject to environmental claims and exposures primarily through our commercial umbrella, general liability and discontinued assumed casualty reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, we sought to mitigate or control the extent of this exposure on the vast majority of this business through the following methods: (1) our policies include pollution exclusions that have been continually updated to further strengthen them, (2) our policies primarily cover moderate hazard risks, and (3) we began writing this business after the insurance industry became aware of the potential pollution liability exposure and implemented changes to limit its exposure to this hazard.

In 2009, as an extension of our excess and surplus lines general liability product, we expanded our offerings into low to moderate environmental liability exposures for small contractors and asbestos and mold remediation specialists. The business unit also provides limited coverage for individually underwritten underground storage tanks. We attempted to mitigate the overall exposure by focusing on smaller risks with low to moderate exposures. A large portion of this business is also offered on claims-made basis with relatively low limits. We avoid risks that have large-scale exposures including petrochemical, chemical, mining, manufacturers and other risks that might be exposed to superfund sites. Since 2009, we have written less than $4 million of premium from this new product extension, which is covered under our casualty ceded reinsurance treaties.

We made loss and settlement expense payments on environmental liability claims and have loss and settlement expense reserves for others. We include this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses as well as related incurred but not reported (IBNR) loss and settlement expense reserves.

Although historical experience on environmental claims may not accurately reflect future environmental exposures, we used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 6.

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

LIQUIDITY RISK

Liquidity is essential to our business and a key component of our concept of asset-liability matching. Our liquidity may be impaired by an inability to collect premium receivable or reinsurance recoverable balances timely, an inability to sell assets or redeem our investments, an inability to access funds from our insurance subsidiaries, unforeseen outflows of cash or large claim payments, or an inability to access debt or equity capital markets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption, an operational problem that affects third parties or us, or even by the perception among market participants that we, or other market participants, are experiencing greater liquidity risk.

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

The National Association of Insurance Commissioners (NAIC) has developed Property/Casualty Risk-Based Capital (RBC) standards that relate an insurer’s reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries’ internal capital requirements and the NAIC’s RBC developments. As of December 31, 2011, we determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations.

In addition, ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best, S&P and Moody’s. Their ratings reflect their opinions of an insurance company’s, and an insurance holding company’s, financial strength, operating performance, strategic position and ability to meet its obligations to policyholders.

2. INVESTMENTS

A summary of net investment income is as follows:

NET INVESTMENT INCOME

(in thousands)	2011	2010	2009
Interest on fixed income securities	$58,294	$62,806	$63,104
Dividends on equity securities	9,957	8,192	7,965
Interest on cash and short-term investments	47	170	591
Gross investment income	68,298	71,168	71,660
Less investment expenses	(4,617)	(4,369)	(4,314)
Net investment income	$63,681	$66,799	$67,346

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

REALIZED/UNREALIZED GAINS

(in thousands)	2011	2010	2009
Net realized investment gains (losses):
Fixed income
Available-for-sale	$10,892	$15,590	$11,196
Available-for-sale OTTI	—	—	(4,578)
Held-to-maturity	201	120	70
Trading	—	28	67
Equity securities	6,129	7,443	21,350
Equity securities OTTI	(257)	—	(40,715)
Other	71	62	(145)
Total	$17,036	$23,243	$(12,755)
Net changes in unrealized gains (losses) on investments:
Fixed income:
Available-for-sale	$22,393	$4,879	$45,777
Equity securities	10,462	23,816	49,504
Total	$32,855	$28,695	$95,281
Net realized investment gains (losses) and changes in unrealized gains (losses) on investments	$49,891	$51,938	$82,526

During 2011, we recorded $17.0 million in net realized gains and the portfolio experienced unrealized gains of $32.9 million. For 2011, the net realized investment gains and changes in unrealized gains (losses) on investments totaled $49.9 million. The majority of our net realized gains were due to sales in the corporate bond portfolio and equity securities.

The following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/maturities.

SALES

				Net
	Proceeds	Gross Realized		Realized
(in thousands)	From Sales	Gains	Losses	Gain (Loss)
2011
Available-for-sale	$383,664	$11,333	$(487)	$10,846
Held-to-maturity	—	—	—	—
Trading	—	—	—	—
Equities	40,092	8,483	(2,354)	6,129
2010
Available-for-sale	$323,887	$15,017	$(59)	$14,958
Held-to-maturity	—	—	—	—
Trading	1,006	28	—	28
Equities	35,559	8,525	(1,082)	7,443
2009
Available-for-sale	$230,604	$11,224	$(1,598)	$9,626
Held-to-maturity	—	—	—	—
Trading	10,264	336	(269)	67
Equities	178,098	21,350	(14,481)	6,869

CALLS/MATURITIES

				Net
	Proceeds	Gross Realized		Realized
(in thousands)	From Sales	Gains	Losses	Gain (Loss)
2011
Available-for-sale	$261,654	$63	$(17)	$46
Held-to-maturity	258,493	201	—	201
Trading	6	—	—	—
2010
Available-for-sale	$382,456	$636	$(4)	$632
Held-to-maturity	249,927	120	—	120
Trading	3	—	—	—
2009
Available-for-sale	$390,044	$169	$(11)	$158
Held-to-maturity	60,412	70	—	70
Trading	628	—	—	—

FAIR VALUE MEASUREMENTS

Assets measured at fair value on a recurring basis as of December 31, 2011, are summarized below:

	Quoted in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
(in thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Trading securities:
Corporates	$—	$—	$—	$—
Mortgage-backed	—	7	—	7
ABS/CMO*	—	—	—	—
Treasuries	—	—	—	—
Total trading securities	$—	$7	$—	$7
Available-for-sale securities:
U.S. agencies	$—	$113,819	$—	$113,819
Corporates	—	467,100	—	467,100
Mortgage-backed	—	248,986	—	248,986
ABS/CMO*	—	56,953	—	56,953
Non-U.S. govt. & agency	—	6,697	—	6,697
U.S. treasuries	—	16,172	—	16,172
Municipals	—	236,590	—	236,590
Equity	388,689	—	—	388,689
Total available-for-sale securities	$388,689	$1,146,317	$—	$1,535,006
Total	$388,689	$1,146,324	$—	$1,535,013

*Asset-backed & collateralized mortgage obligations

Assets measured at fair value on a recurring basis as of December 31, 2010, are summarized below:

	Quoted in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
(in thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Trading securities:
Mortgage-backed	$—	$15	$—	$15
ABS/CMO*	—	—	—	—
Treasuries	—	—	—	—
Total trading securities	$—	$15	$—	$15
Available-for-sale securities:
U.S. agencies	$—	$102,213	$—	$102,213
Corporates	—	471,376	—	471,376
Mortgage-backed	—	254,141	—	254,141
ABS/CMO*	—	49,915	—	49,915
Non-U.S. govt. & agency	—	1,557	—	1,557
U.S. treasuries	—	15,824	—	15,824
Municipals	—	237,038	—	237,038
Equity	321,897	—	—	321,897
Total available-for-sale securities	$321,897	$1,132,064	$—	$1,453,961
Total	$321,897	$1,132,079	$—	$1,453,976

*Asset-backed & collateralized mortgage obligations

As noted in the above tables, we did not have any assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2011 and 2010. Additionally, there were no securities transferred in or out of levels 1 or 2 during 2011 or 2010.

In addition, the following is a schedule of amortized costs and estimated fair values of investments in fixed income and equity securities as of December 31, 2011 and 2010:

2011

	Amortized		Gross Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
Available-for-sale:
U.S. treasuries	$15,721	$16,172	$459	$(8)
U.S. agencies	112,975	113,819	844	—
Non-U.S. govt. & agency	6,403	6,697	294	—
Mtge/ABS/CMO*	287,459	305,939	18,480	—
Corporates	439,079	467,100	31,640	(3,619)
States, political subdivisions & revenues	224,091	236,590	12,517	(18)
Fixed maturities	$1,085,728	$1,146,317	$64,234	$(3,645)
Equity securities	269,400	388,689	121,833	(2,544)
Total available-for-sale	$1,355,128	$1,535,006	$186,067	$(6,189)

Held-to-maturity:
U.S. agencies	$243,571	$244,656	$1,085	$—
Corporates	15,000	14,536	—	(464)
States, political subdivisions & revenues	1,655	1,789	134	—
Total held-to-maturity	$260,226	$260,981	$1,219	$(464)

Trading**:
Treasuries	$—	$—	$—	$—
Agencies	—	—	—	—
Mtge/ABS/CMO*	7	7	—	—
Corporates	—	—	—	—
States, political subdivisions & revenues	—	—	—	—
Total trading	$7	$7	$—	$—
Total	$1,615,361	$1,795,994	$187,286	$(6,653)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

**Trading securities are carried at fair value with unrealized gains (losses) included in earnings.

2010

	Amortized		Gross Unrealized
(in thousands)	Cost	Fair Value	Gains	Losses
Available-for-sale:
U.S. treasuries	$15,771	$15,824	$244	$(191)
U.S. agencies	103,133	102,213	869	(1,789)
Non-U.S. govt. & agency	1,442	1,557	115	—
Mtge/ABS/CMO*	290,858	304,056	14,041	(843)
Corporates	448,209	471,376	26,144	(2,977)
States, political subdivisions & revenues	234,456	237,038	4,823	(2,241)
Fixed maturities	$1,093,869	$1,132,064	$46,236	$(8,041)
Equity securities	213,069	321,897	109,122	(294)
Total available-for-sale	$1,306,938	$1,453,961	$155,358	$(8,335)

Held-to-maturity:
U.S. agencies	$288,407	$282,326	$607	$(6,688)
Corporates	15,000	14,975	100	(125)
States, political subdivisions & revenues	5,851	6,083	232	—
Total held-to-maturity	$309,258	$303,384	$939	$(6,813)

Trading**:
Treasuries	$—	$—	$—	$—
Agencies	—	—	—	—
Mtge/ABS/CMO*	13	15	—	—
Corporates	—	—	—	—
States, political subdivisions & revenues	—	—	—	—
Total trading	$13	$15	$—	$—
Total	$1,616,209	$1,757,360	$156,297	$(15,148)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

**Trading securities are carried at fair value with unrealized gains (losses) included in earnings.

CORPORATE BONDS

Unrealized losses in the corporate bond portfolio increased slightly in 2011. These unrealized losses can primarily be attributed to higher risk premiums in the banking and finance sectors due to continued global uncertainty. They are not credit-specific issues. The corporate bond portfolio has an overall rating of A and we believe it is probable that we will receive all contractual payments in the form of principal and interest. In addition, we are not required to, nor do we intend to sell these investments prior to recovering the entire amortized cost basis of each security, which may be maturity. We do not consider these investments to be other-than-temporarily impaired at December 31, 2011.

EQUITY SECURITIES

Our equity portfolio consists of common stocks and exchange traded funds (ETF). Unrealized losses in the equity portfolio increased in 2011. Given our intent to hold and expectation of recovery to cost within a reasonable period of time, we do not consider any of our equities to be other-than-temporarily impaired.

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

The amortized cost and estimated fair value of fixed income securities at December 31, 2011, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Fair Value
Available-for-sale:
Due in one year or less	$11,716	$11,895
Due after one year through five years	125,067	131,826
Due after five years through 10 years	501,379	531,527
Due after 10 years	160,107	165,130
Mtge/ABS/CMO*	287,459	305,939
Total available-for-sale	$1,085,728	$1,146,317
Held-to-maturity:
Due in one year or less	$2,001	$2,058
Due after one year through five years	3,632	3,927
Due after five years through 10 years	16,793	16,837
Due after 10 years	237,800	238,159
Total held-to-maturity	$260,226	$260,981
Trading:
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through 10 years	—	—
Due after 10 years	—	—
Mtge/ABS/CMO*	7	7
Total trading	$7	$7
Total fixed income:
Due in one year or less	$13,717	$13,953
Due after one year through five years	128,699	135,753
Due after five years through 10 years	518,172	548,364
Due after 10 years	397,907	403,289
Mtge/ABS/CMO*	287,466	305,946
Grand total	$1,345,961	$1,407,305

*Mortgage-backed, asset-backed & collateralized mortgage obligations

Expected maturities may differ from contractual maturities due to call provisions on some existing securities. At December 31, 2011, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $179.9 million. At December 31, 2010, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $147.0 million.

The following tables are also used as part of our impairment analysis and illustrate the total value of securities that were in an unrealized loss position as of December 31, 2011, and December 31, 2010. These tables segregate the securities based on type, noting the fair value, cost (or amortized cost) and unrealized loss on each category of investment as well as in total. The tables further classify the securities based on the length of time they have been in an unrealized loss position.

December 31, 2011

		12 Mos.
(in thousands)	<12 Mos.	& Greater	Total
U.S. Government:
Fair value	$5,023	$—	$5,023
Cost or amortized cost	5,031	—	5,031
Unrealized loss	$(8)	$—	$(8)
U.S. Agency:
Fair value	$—	$—	$—
Cost or amortized cost	—	—	—
Unrealized loss	$—	$—	$—
Mortgage Backed:
Fair value	$—	$—	$—
Cost or amortized cost	—	—	—
Unrealized loss	$—	$—	$—
ABS/CMO*:
Fair value	$—	$—	$—
Cost or amortized cost	—	—	—
Unrealized loss	$—	$—	$—
Corporate:
Fair value	$49,464	$28,698	$78,162
Cost or amortized cost	51,894	30,351	82,245
Unrealized loss	$(2,430)	$(1,653)	$(4,083)
States, political subdivisions and revenues:
Fair value	$—	$1,050	$1,050
Cost or amortized cost	—	1,068	1,068
Unrealized loss	$—	$(18)	$(18)
Subtotal, debt securities:
Fair value	$54,487	$29,748	$84,235
Cost or amortized cost	56,925	31,419	88,344
Unrealized loss	(2,438)	(1,671)	(4,109)
Common stock:
Fair value	$25,952	$—	$25,952
Cost or amortized cost	28,496	—	28,496
Unrealized loss	$(2,544)	$—	$(2,544)
Total:
Fair value	$80,439	$29,748	$110,187
Cost or amortized cost	85,421	31,419	116,840
Unrealized loss	$(4,982)	$(1,671)	$(6,653)

*Asset-backed & collateralized mortgage obligations

December 31, 2010

		12 Mos.
(in thousands)	<12 Mos.	& Greater	Total
U.S. Government:
Fair value	$5,689	$—	$5,689
Cost or amortized cost	5,880	—	5,880
Unrealized loss	(191)	—	(191)
U.S. Agency:
Fair value	$295,897	$—	$295,897
Cost or amortized cost	304,374	—	304,374
Unrealized loss	(8,477)	—	(8,477)
Mortgage Backed:
Fair value	$43,852	$—	$43,852
Cost or amortized cost	44,659	—	44,659
Unrealized loss	(807)	—	(807)
ABS/CMO*:
Fair value	$2,160	$—	$2,160
Cost or amortized cost	2,196	—	2,196
Unrealized loss	(36)	—	(36)
Corporate:
Fair value	$110,772	$1,951	$112,723
Cost or amortized cost	113,813	2,012	115,825
Unrealized loss	(3,041)	(61)	(3,102)
States, political subdivisions:
and revenues
Fair value	$80,465	$996	$81,461
Cost or amortized cost	82,652	1,050	83,702
Unrealized loss	(2,187)	(54)	(2,241)
Subtotal, debt securities:
Fair value	$538,835	$2,947	$541,782
Cost or amortized cost	553,574	3,062	556,636
Unrealized loss	(14,739)	(115)	(14,854)
Common stock:
Fair value	$6,078	$—	$6,078
Cost or amortized cost	6,372	—	6,372
Unrealized loss	(294)	—	(294)
Total:
Fair value	$544,913	$2,947	$547,860
Cost or amortized cost	559,946	3,062	563,008
Unrealized loss	(15,033)	(115)	(15,148)

*Asset-backed & collateralized mortgage obligations

As of December 31, 2011, we held 25 common stocks that were in unrealized loss positions. The total unrealized loss on these securities was $2.5 million. In considering both the significance and duration of the unrealized loss positions, we have no equity securities in an unrealized loss position of greater than 20 percent for more than six consecutive months.

The fixed income portfolio contained 27 securities at a loss as of December 31, 2011. Of these 27 securities, nine have been in an unrealized loss position for 12 consecutive months or longer and these collectively represent $1.7 million in unrealized losses. The fixed income unrealized losses can primarily be attributed to higher risk premiums in banking and finance due to continued global uncertainty. They are not credit-specific issues. All fixed income securities in the investment portfolio continue to pay the expected coupon payments under the contractual terms of the securities. In 2009, we adopted GAAP guidance on the recognition and presentation of OTTI. Accordingly, any credit-related impairment related to fixed income securities we do not plan to sell and for which we are not more-likely-than-not to be required to sell is recognized in net earnings, with the non-credit related impairment recognized in comprehensive earnings. Based on our analysis, our fixed income portfolio is of a high credit quality and we believe we will recover the amortized cost basis of our fixed income securities. We continually monitor the credit quality of our fixed income investments to assess if it is probable that we will receive our contractual or estimated cash flows in the form of principal and interest. There were no OTTI losses recognized in other comprehensive earnings in the periods presented.

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

Based on our analysis, we’ve concluded that the securities in an unrealized loss position were not other-than-temporarily impaired at December 31, 2011 and 2010.

During 2011, we recognized $0.3 million in impairment losses. All losses were in our equity portfolio on securities we no longer had the intent to hold. During 2010, we did not recognize any impairment losses. There were $45.3 million in losses associated with the OTTI of securities in 2009.

We completely exited our securities lending program as of June 30, 2009.

        As required by law, certain fixed maturities, cash and short-term investments amounting to $23.2 million at December 31, 2011, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities of less than $0.1 million held in trust at December 31, 2011. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

3. POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2011	2010	2009
Deferred policy acquisition costs (DAC), beginning of year	$74,435	$75,880	$78,520
VOBA*, CBIC - Acquisition date	10,822	—	—
Deferred:
Direct commissions	$116,206	$101,523	$100,727
Premium taxes	8,725	6,809	6,596
Other direct underwriting expenses	80,022	67,030	69,496
Ceding commissions	(24,721)	(24,472)	(26,156)
Net deferred	$180,232	$150,890	$150,663
Amortized	173,048	152,335	153,303
DAC/VOBA*, end of year	$92,441	$74,435	$75,880
Policy acquisition costs:
Amortized to expense — DAC	$165,378	$152,335	$153,303
Amortized to expense — VOBA	7,670	—	—
Period costs:
Ceding commission — contingent	(2,207)	(2,203)	(1,998)
Other	6,884	7,939	10,715
Total policy acquisition costs	$177,725	$158,071	$162,020

*Includes asset for value of business acquired (VOBA) in CBIC acquisition

As previously discussed in note 1D, accounting guidance for deferred acquisition costs incurred by insurance entities will change in 2012 under ASU 2010-26, Financial Services — Insurance (Topic 944) Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.

We completed our assessment and adopted this new standard on a retrospective basis as of January 1, 2012. The new guidance will have no impact on our cash flows, and should have minimal prospective impact on expenses or earnings before income taxes. Our adoption of the new standard, however, resulted in a reduction of our deferred policy acquisition costs asset, an adjustment to deferred income taxes liability and a decrease to our consolidated shareholders’ equity. At adoption, the adjustment to our consolidated shareholders’ equity will be a decrease of $26.2 million, net of tax. This adjustment will result in a reduction in book value of $1.24 per share, based on the number of shares outstanding at January 1, 2012.

4. DEBT

As of December 31, 2011, outstanding debt balances totaled $100.0 million, all of which was our long-term senior notes.

On December 12, 2003, we completed a public debt offering, issuing $100.0 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. The amount of the discount is being charged to income over the life of the debt on an effective-yield basis. Of the proceeds, capital contributions totaling $65.0 million were made to our insurance subsidiaries to increase their statutory surplus. The balance of the proceeds was used by the holding company to fund investment and operating activities. The estimated fair value for the senior note is $106.6 million. The fair value of our long-term debt is estimated based on the limited observable prices that reflect thinly traded securities.

As of December 31, 2011 and 2010, we had no short-term debt outstanding. We maintain a revolving line of credit with JP Morgan Chase which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million. This facility was renewed under similar terms for a three-year term that expires on May 31, 2014. As of December 31, 2011, no amounts were outstanding on this facility.

We incurred interest expense on debt at the following average interest rates for 2011, 2010 and 2009:

	2011	2010	2009
Line of credit	—	—	—
Reverse repurchase agreements	—	—	—
Total short-term debt	—	—	—
Senior notes	6.02%	6.02%	6.02%
Total debt	6.02%	6.02%	6.02%

Interest paid on outstanding debt was $6.0 million for 2011, 2010 and 2009.

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

Through the purchase of reinsurance, we also generally limit our net loss on any individual risk to a maximum of $3.0 million, although retentions can range from $0.2 million to $8.8 million.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2011	2010	2009
WRITTEN
Direct	$629,727	$586,624	$614,887
Reinsurance assumed	72,380	49,692	16,313
Reinsurance ceded	(152,469)	(151,176)	(161,284)
Net	$549,638	$485,140	$469,916
EARNED
Direct	$625,963	$599,669	$640,034
Reinsurance assumed	66,984	47,637	14,289
Reinsurance ceded	(154,495)	(153,924)	(162,362)
Net	$538,452	$493,382	$491,961
LOSSES AND SETTLEMENT EXPENSES INCURRED
Direct	$180,768	$265,903	$245,671
Reinsurance assumed	60,076	29,586	9,696
Reinsurance ceded	(40,760)	(94,157)	(51,979)
Net	$200,084	$201,332	$203,388

The growth in reinsurance assumed premium and losses are largely driven by a facultative property business unit formed in 2008 and several assumed reinsurance treaties, including crop, undertaken and managed by home office staff. The assumed business is made up of short-tail property, catastrophe, and multi-peril crop and hail reinsurance. The majority of this assumed reinsurance is proportional and a large portion of the assumed incurred losses can be attributed to crop-related reinsurance, which we began offering in 2010, and a specialty property treaty that experienced unusually high weather-related loss activity in 2011. Losses for each crop season are ultimately determined and paid subsequent to December 31 of the crop year reinsured. We continue to utilize reinsurance to reduce overall volatility and to mitigate risk on new businesses we enter.

At December 31, 2011, we had prepaid reinsurance premiums and recoverables on paid and unpaid losses and settlement expenses totaling $389.9 million. More than 95 percent of our reinsurance recoverables are due from companies with financial strength ratings of “A” or better by A.M. Best and S&P rating services.

The following table displays net reinsurance balances recoverable, after consideration of collateral, from our top 10 reinsurers, as of December 31, 2011. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 2 percent of shareholders’ equity.

	Amounts
	Recoverable	A.M. Best	S&P
Reinsurer	(in thousands)	Rating	Rating
Munich Re / HSB	$69,014	A+, Superior	AA-, Very Strong
Endurance Re	57,486	A, Excellent	A, Strong
Axis Re	30,034	A, Excellent	A+, Strong
Transatlantic Re	26,889	A, Excellent	A+, Strong
Aspen UK Ltd.	26,738	A, Excellent	A, Strong
Swiss Re /Westport Ins. Corp.	25,770	A+, Superior	AA-, Very Strong
Gen Re	23,634	A++, Superior	AA+, Very Strong
Berkley Insurance Co.	18,455	A+, Superior	A+, Strong
Lloyds of London	15,118	A, Excellent	A+, Strong
Toa-Re	13,510	A+, Superior	A+, Strong

Ceded unearned premiums and reinsurance balances recoverable on paid losses and settlement expenses are reported separately as an asset, rather than being netted with the related liability, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. We continually monitor the financial condition of our reinsurers and actively follow up on any past due or disputed amounts. As part of our monitoring efforts, we review their annual financial statements and SEC filings for those reinsurers that are publicly traded. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the A.M. Best and S&P ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverability tests, including a segment based analysis using the average default rating percentage by S&P rating, which assists us in assessing the sufficiency of the existing allowance. Additionally, we perform an in-depth reinsurer financial condition analysis prior to the renewal of our reinsurance placements.

Our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover. Once regulatory action (such as receivership, finding of insolvency, order of conservation, order of liquidation, etc.) is taken against a reinsurer, the paid and unpaid recoverable for the reinsurer are specifically identified and written off through the use of our allowance for estimated unrecoverable amounts from reinsurers. When we write-off such a balance, it is done in full. We then re-evaluate the remaining allowance and determine whether the balance is sufficient as detailed above and if needed, an additional allowance is recognized and income charged. The amounts of allowances for uncollectible amounts on paid and unpaid recoverables were $13.7 million and $14.8 million, respectively, at December 31, 2011. At December 31, 2010, the amounts were $14.1 million and $15.1 million, respectively. We have no receivables with a due date that extends beyond one year that are not included in our allowance for uncollectible amounts, other than the receivable related to our crop reinsurance program. The amount receivable under our crop reinsurance business, which represents $31.3 million of our total premiums and reinsurance balances receivable at December 31, 2011, is not contractually due until the final settlement of the 2011 crop year which will occur during the second quarter of 2012.

6. HISTORICAL LOSS AND LAE DEVELOPMENT

The table which follows is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2011, 2010 and 2009.

(in thousands)	2011	2010	2009
Unpaid losses and LAE at beginning of year:
Gross	$1,173,943	$1,146,460	$1,159,311
Ceded	(354,163)	(336,392)	(350,284)
Net	$819,780	$810,068	$809,027
Unpaid losses and LAE:
CBIC - Acquisition Date:
April 28, 2011
Gross	$72,387	$—	$—
Ceded	(18,881)	—	—
Net	$53,506	$—	$—
Increase (decrease) in incurred losses and LAE:
Current accident year	$310,145	$284,575	$269,965
Prior accident years	(110,061)	(83,243)	(66,577)
Total incurred	$200,084	$201,332	$203,388
Loss and LAE payments for claims incurred:
Current accident year	$(89,924)	$(43,945)	$(41,890)
Prior accident year	(186,537)	(147,675)	(160,457)
Total paid	$(276,461)	$(191,620)	$(202,347)
Net unpaid losses and LAE at end of year	$796,909	$819,780	$810,068
Unpaid losses and LAE at end of year:
Gross	$1,150,714	$1,173,943	$1,146,460
Ceded	(353,805)	(354,163)	(336,392)
Net	$796,909	$819,780	$810,068

The differences from our initial reserve estimates emerged as changes in our ultimate loss estimates as we updated those estimates through our reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is continually updated until all claims in a defined set are settled. As a small specialty insurer with a diversified product portfolio, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to systematic changes in the loss environment, we also must consider the volume of experience directly available to us and interpret any particular period’s indications with a realistic technical understanding of the reliability of those observations.

The table below summarizes our prior accident years’ loss reserve development by segment for 2011, 2010 and 2009:

(FAVORABLE)/UNFAVORABLE RESERVE DEVELOPMENT BY SEGMENT

(in thousands)	2011	2010	2009
Casualty	$(83,892)	$(64,602)	$(65,523)
Property	(18,453)	(8,271)	3,434
Surety	(7,716)	(10,370)	(4,488)
Total	$(110,061)	$(83,243)	$(66,577)

A discussion of significant components of reserve development for the three most recent calendar years follows:

2011. During 2011, all of our segments experienced favorable emergence from prior years’ reserve estimates. From the casualty segment there was $83.9 million of favorable development coming mostly from accident years 2006 through 2009. Again this year, the expected loss ratios initially used to establish carried reserves for these accident years proved to be higher than required. This resulted in loss emergence significantly lower than expected. This was predominantly caused by favorable frequency and severity trends that continued to be considerably less than our long-term expectations. In addition, we believe this to be the result of our underwriters’ risk selection which has mostly offset price declines and loss cost inflation. Nearly all of our casualty products contributed to the favorable development, but this was particularly true for our general liability product. It was by far the largest contributor at $37.3 million and was driven primarily by the construction classes. Other significant favorable development came from our commercial umbrella, personal umbrella and transportation products in amounts of $15.1 million, $7.7 million and $6.9 million, respectively. In addition, our program business, much of which is in runoff, was responsible for $6.2 million of the total. Unfavorable development came from the asbestos and environmental exposures associated with business assumed in the 1970’s and 1980’s which totaled $1.5 million.

The property segment experienced $18.5 million of favorable development in 2011. Of this amount, $8.5 million came from the marine product in accident years 2008 through 2010. The longer-tailed hull, protection & indemnity and liability coverages were responsible for most of the total. The difference in conditions product was also a contributor in 2011 with $7.0 million of favorable development that was primarily the result of the favorable final resolution of a claim arising from the 1994 Northridge earthquake. Other products having favorable development were assumed crop, assumed facultative reinsurance and homeowners.

The surety segment contributed $7.7 million of favorable emergence in 2011. Accident years 2010 and 2009 were responsible for the majority of that development. The biggest contributors by product were contract, energy and commercial with favorable development of $3.9 million, $2.2 million and $2.0 million, respectively. We have been monitoring these products for the last few years for signs of adverse experience caused by the economic environment. In prior years we had not seen much evidence of stress on our customers, however, this began to change somewhat in 2011, particularly with respect to contract surety. This did not significantly affect development on prior accident years but did affect loss estimates for the current accident year.

2010. During 2010, we experienced favorable loss emergence from prior years’ reserve estimates across all of our segments. For our casualty segment, we experienced $64.6 million of favorable development, predominantly from the accident years 2006 through 2008. In retrospect, the expected loss ratios initially used to establish carried reserves for these accident years proved to be higher than required, which resulted in loss emergence significantly lower than expected. This was predominantly caused by favorable frequency and severity trends that continued to be considerably less than we expect over the long term. This was particularly true for our personal umbrella, transportation and executive products which experienced favorable loss development of $17.7 million, $11.6 million and $9.1 million, respectively. We also saw favorable loss emergence across most of our other casualty business including our commercial umbrella, program and general liability products. The experience on program business was a reversal compared to our experience in recent years. The contribution from general liability was much smaller than in previous years because of adverse experience on owner, landlord and tenant (non-construction) classes. This affected development on accident year 2009 in particular. In addition, we realized favorable development from some runoff casualty business including environmental and asbestos exposures. This was enhanced by successful reinsurance recovery efforts.

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

The surety segment experienced $10.4 million of favorable emergence in 2010. Accident year 2009 produced nearly all of the favorable development. The contract and commercial surety products were responsible for the majority of the favorable development, contributing $5.4 million and $3.7 million, respectively. We have been monitoring these products closely for signs of adverse experience caused by the condition of the economy over the last few years. To date, the impact has been much less than we thought likely and this is largely responsible for the favorable development.

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

Our property segment realized $3.4 million of unfavorable loss development in 2009. Most of this emergence was in accident years 2007 and 2008 and the direct result of the longer-tailed coverage within our marine business. We entered the marine business in 2005 and it had grown steadily until the first half of 2009. We had relied extensively on external loss development patterns to that point. Our losses have developed much more slowly than would be expected particularly in the hull, protection & indemnity and marine liability lines. As a result, we booked $11.4 million of adverse development on prior years’ reserves. We took underwriting action in 2009, exiting certain heavy commercial segments of the book and reorganizing the business. Offsetting the marine development was favorable development on catastrophes including $4.2 million from the 2008 hurricanes and Midwest food. We also observed favorable loss emergence in our fire and runoff construction businesses.

Our surety segment experienced $4.5 million of favorable emergence in 2009. Almost all of the favorable emergence was from the 2008 accident year. Very little observed loss severity in the commercial surety product resulted in $1.5 million of favorable emergence. Continued improvement in our contract surety loss ratio, resulting from past re-underwriting of the business, led to $3.4 million of favorable loss reserve development. We continue to watch these products closely as they can be significantly impacted by economic downturns. However, there has been no impact to loss frequency or severity up to this point.

ENVIRONMENTAL, ASBESTOS AND MASS TORT EXPOSURES

We are subject to environmental site cleanup, asbestos removal and mass tort claims and exposures through our commercial umbrella, general liability and discontinued assumed casualty reinsurance lines of business. The majority of the exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business.

The following table represents paid and unpaid environmental, asbestos and mass tort claims data (including incurred but not reported losses) as of December 31, 2011, 2010 and 2009:

(in thousands)	2011	2010	2009
LOSS AND LAE PAYMENTS (CUMULATIVE)
Gross	$91,079	$86,453	$75,544
Ceded	(48,039)	(43,015)	(41,639)
Net	$43,040	$43,438	$33,905
UNPAID LOSSES AND LAE AT END OF YEAR
Gross	$66,429	$72,243	$68,198
Ceded	(31,633)	(36,895)	(20,142)
Net	$34,796	$35,348	$48,056

Our environmental, asbestos and mass tort exposure is limited, relative to other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem and adopted appropriate coverage exclusions.

Calendar year 2011 was a quiet year in aggregate, with small decreases in both gross and net inception-to-date incurred losses. However, there was unfavorable activity in our discontinued assumed reinsurance book, for which incurred losses increased by $2.8 million gross and $2.9 million net. The adverse development was driven by two asbestos claims and one mass tort claim. This was more than offset by favorable development on our direct book.

The decrease in net payments was driven by mass tort claim activity from the 1980’s associated with Underwriter’s Indemnity Company (UIC), which we purchased in 1999. Due to the age of this book and insolvencies of some reinsurers, collectability of reinsurance is often challenging. In 2011, we were able to collect a significant amount of reinsurance associated with a claim that we had settled in 2010. This caused our total net payments for the year to be negative.

During 2010, we experienced elevated payment activity relative to previous years on both a direct and net basis. Most of this activity was driven by mass tort claim activity from the 1980’s associated with UIC. The most significant claims from this book were settled in 2010. We recorded $3.9 million direct and $0.7 million net of incurred losses on these claims in 2010. The resulting payment served to decrease ending reserves. Additionally, there were significant payments associated with our assumed run-off book of reinsurance. Four asbestos claims had payments totaling $1.5 million gross and $1.2 million net. The significant increase in ceded reserves in 2010 was largely due to adjustments for a 2007 marine liability claim, as well as the UIC mass tort claims.

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

7. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2011	2010
Deferred tax assets:
Tax discounting of claim reserves	$26,781	$30,541
Unearned premium offset	19,575	16,723
Deferred compensation	8,746	5,496
Stock option expense	3,954	3,577
NOL carryforward	5,486	—
Other	298	264
Deferred tax assets before allowance	64,840	56,601
Less valuation allowance	—	—
Total deferred tax assets	$64,840	$56,601
Deferred tax liabilities:
Net unrealized appreciation of securities	$63,274	$51,544
Deferred policy acquisition costs	32,354	26,052
Book/tax depreciation	2,122	1,359
Intangible assets from CBIC acquisition	4,869	—
Undistributed earnings of unconsolidated investee	13,016	11,380
Other	1,190	196
Total deferred tax liabilities	116,825	90,531
Net deferred tax liability	$(51,985)	$(33,930)

Income tax expense attributable to income from operations for the years ended December 31, 2011, 2010 and 2009, differed from the amounts computed by applying the U.S. federal tax rate of 35 percent to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2011	2010	2009
Provision for income taxes at the statutory federal tax rates	$66,405	$62,471	$46,353
Increase (reduction) in taxes resulting from:
Dividends received deduction	(1,980)	(1,628)	(1,449)
ESOP dividends paid deduction	(3,367)	(4,358)	(563)
Tax-exempt interest income	(2,412)	(3,221)	(5,171)
Other items, net	492	(2,206)	(578)
Total	$59,138	$51,058	$38,592

Our effective tax rates were 31.2 percent, 28.6 percent and 29.1 percent for 2011, 2010 and 2009, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2011 was higher than 2010, due to underwriting income being a greater proportion of overall pretax income. Reduced levels of tax-exempt income and dividends qualifying for preferential tax treatment, specifically as noted below from Maui Jim, also contributed to the increase in our effective tax rate.

Dividends paid to our Employee Stock Ownership Plan (ESOP) result in a tax deduction. Special dividends paid to the company’s ESOP in 2011 and 2010 resulted in tax benefits of $2.7 million and $3.6 million, respectively. These tax benefits reduced the effective tax rate for 2011 and 2010 by 1.4 percent and 2.0 percent, respectively.

Our net earnings include equity in earnings of unconsolidated investee, Maui Jim. This investee does not have a policy or pattern of paying dividends. As a result, we record a deferred tax liability on the earnings at the corporate capital gains rate of 35 percent. No dividends were received during 2011 or 2009 from our Maui Jim investment. In the fourth quarter 2010, we received a $7.9 million non-recurring dividend. In accordance with GAAP guidelines on income taxes, we recognized a $2.2 million tax benefit from applying the lower tax rate applicable to affiliated dividends (7 percent), as compared to the corporate capital gains rate on which the deferred tax liabilities were based. This benefit is included in the Other items, net caption in the previous table. Standing alone, the dividend resulted in a 1 percent reduction to the 2010 effective tax rate. We do not anticipate dividends in future periods as we expect to recover our investment through means other than receipt of dividends.

We recorded our deferred tax assets and liabilities using the statutory federal tax rate of 35 percent. We believe it is more-likely-than-not that all deferred tax assets will be recovered based upon the carry back availability and the likelihood that future operations will generate sufficient taxable income to realize the deferred tax assets. In addition, we believe when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 35 percent.

In 2011, a $5.5 million deferred tax asset was recorded for the net operating loss (NOL) carryforward stemming from the CBIC acquisition. This NOL was primarily the result of certain transaction-related items, including employee bonuses that were incurred by CBIC in conjunction with the sale. A short period tax return for CBIC will be filed for the pre-acquisition period in 2011, creating an NOL. The NOL will be carried back to the two previous tax years (2010 and 2009) to recover the taxes paid. The remaining NOL will be carried forward to future tax years. Due to our consistent history of taxable income, we anticipate future taxable income to cover the NOL available from the CBIC acquisition.

Effective for tax years beginning in 2011, Illinois raised the state income tax rate applicable to corporations. Since the majority of our income arises from insurance operations which are subject to premium taxes, the higher rate had minimal impact on our state income tax liability and our overall effective rate.

Federal and state income taxes paid in 2011, 2010 and 2009, amounted to $50.5 million, $52.0 million and $30.8 million, respectively.

8. EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP, 401(K) AND BONUS AND INCENTIVE PLANS

We maintain ESOP, 401(k) and bonus and incentive plans covering executives, managers and associates. At the board’s discretion, funding of these plans is primarily dependent upon reaching predetermined levels of operating return on equity, combined ratio and Market Value Potential (MVP). MVP is a compensation model that measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers and associates correspond with those of our shareholders.

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

Our ESOP and 401(k) cover all employees meeting eligibility requirements. Employees added in the CBIC acquisition met the eligibility requirements in 2011. ESOP and 401(k) profit-sharing contributions are determined annually by our board of directors and are expensed in the year earned. ESOP and 401(k)-related expenses (basic and profit-sharing) were $10.6 million, $8.3 million and $8.7 million, for 2011, 2010 and 2009, respectively.

During 2011, the ESOP purchased 89,783 shares of RLI stock on the open market at an average price of $57.64 ($5.2 million) relating to the contribution for plan year 2010. Shares held by the ESOP as of December 31, 2011, totaled 1,608,935 and are treated as outstanding in computing our earnings per share. During 2010, the ESOP purchased 113,006 shares of RLI stock on the open market at an average price of $51.10 ($5.8 million) relating to the contribution for plan year 2009. During 2009, the ESOP purchased 103,357 shares of RLI treasury stock at an average price of $55.60 ($5.7 million) relating to the contribution for plan year 2008.

Annual bonuses are awarded to executives, managers and associates through our incentive plans, provided certain financial and operational goals are met. Annual expenses for these incentive plans totaled $17.4 million, $16.0 million and $15.5 million for 2011, 2010 and 2009, respectively.

DEFERRED COMPENSATION

We maintain rabbi trusts for deferred compensation plans for directors, key employees and executive officers through which our shares are purchased. GAAP guidelines prescribe an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock.

In 2011, the trusts purchased 9,781 shares of our common stock on the open market at an average price of $59.49 ($0.6 million). In 2010, the trusts purchased 5,518 shares of our common stock on the open market at an average price of $55.46 ($0.3 million). In 2009, the trusts purchased 13,580 shares of our common stock on the open market at an average price of $51.96 ($0.7 million). At December 31, 2011, the trusts’ assets were valued at $23.7 million.

STOCK OPTIONS AND STOCK PLANS

Our shareholder-approved RLI Corp. Omnibus Stock Plan (omnibus plan) was in place from 2005 to 2010. The omnibus plan provided for grants of up to 1,500,000 shares (subject to adjustment for changes in our capitalization). Since 2005, we have granted 1,228,139 stock options under this plan, including incentive stock options (ISOs) which were adjusted as part of the special dividends in 2011 and 2010.

During the second quarter of 2010, our shareholders approved the RLI Corp. Long-Term Incentive Plan (LTIP), which replaced the omnibus plan. In conjunction with the adoption of the LTIP, effective May 6, 2010, options will no longer be granted under the omnibus plan. Awards under the LTIP may be in the form of restricted stock, stock options (nonqualified only), stock appreciation rights, performance units, as well as other stock-based awards. Eligibility under the LTIP is limited to employees or directors of the company or any affiliate. The granting of awards under the LTIP is solely at the discretion of the executive resources committee of the board of directors. The total number of shares of common stock available for distribution under the LTIP may not exceed 2,000,000 shares (subject to adjustment for changes in our capitalization). Since 2010, we have granted 505,000 stock options under the LTIP, including 297,950 in 2011.

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

On November 17, 2011, the board of directors declared a $5.00 per share special cash dividend to be paid on December 20, 2011, to shareholders of record at the close of business on November 30, 2011. To preserve the intrinsic value for option holders, the board also approved, pursuant to the terms of our various stock option plans, a proportional adjustment to both the exercise price and the number of shares covered by each award for all outstanding ISOs and an adjustment to the exercise price (equivalent to the special dividend) for all outstanding non-qualified options. The majority (98 percent) of outstanding options at the time of the adjustment were non-qualified. These adjustments did not result in any incremental compensation expense as the aggregate fair value, aggregate intrinsic value and the ratio of the exercise price to the market price are approximately equal immediately before and after the adjustment. Similarly, on December 1, 2010, the board of directors declared a $7.00 per share special cash dividend to be paid on December 29, 2010, to shareholders of record at the close of business on December 16, 2010. The adjustments made for the 2011 dividend were also made for the 2010 dividend and did not result in any incremental compensation expense.

The following tables summarize option activity in 2011, 2010 and 2009:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	Outstanding	Price	Life	(in 000’s)
Outstanding options at January 1, 2011	1,524,982	$41.32
Options granted	297,950	$55.03
Special dividend*	1,541	$32.16
Options exercised	(515,317)	$34.61		$12,764
Options cancelled/forfeited	(28,290)	$41.64
Outstanding options at December 31, 2011	1,280,866	$43.23	5.62	$37,949
Exercisable options at December 31, 2011	603,936	$39.80	4.54	$19,965

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	Outstanding	Price	Life	(in 000’s)
Outstanding options at January 1, 2010	1,583,803	$44.73
Options granted	223,150	$49.07
Special dividend*	5,398	$34.25
Options exercised	(244,505)	$28.95		$6,467
Options cancelled/forfeited	(42,864)	$40.15
Outstanding options at December 31, 2010	1,524,982	$41.32	5.79	$17,161
Exercisable options at December 31, 2010	833,331	$37.96	4.86	$12,176

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	Outstanding	Price	Life	(in 000’s)
Outstanding options at January 1, 2009	1,429,128	$43.35
Options granted	261,000	$47.97
Options exercised	(82,415)	$28.87		$1,961
Options cancelled/forfeited	(23,910)	$51.82
Outstanding options at December 31, 2009	1,583,803	$44.73	5.99	$13,487
Exercisable options at December 31, 2009	906,172	$40.17	4.78	$11,850

*An adjustment was made to the exercise price and number of ISO options outstanding for the special cash dividends paid during December 2011 and 2010. “Special dividend” represents the incremental options issued as a result of this adjustment.

The majority of our options are granted annually at our regular board meeting in May. In 2011, 297,950 options were granted with an average exercise price of $55.03 and an average fair value of $12.91. Of these grants, 201,000 were granted at the board meeting in May with a calculated fair value of $12.92. We recognized $3.5 million of expense during 2011 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $1.2 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $3.6 million, which will be recognized over the remainder of the vesting period.

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

The fair value of options were estimated using a Black-Scholes based option pricing model with the following weighted-average grant-date assumptions and weighted average fair values as of December 31:

	2011	2010	2009
Weighted-average fair value of grants	$12.91	$13.20	$11.40
Risk-free interest rates	2.06%	2.58%	2.10%
Dividend yield	1.89%	1.74%	1.61%
Expected volatility	25.68%	25.91%	26.19%
Expected option life	5.54 years	5.61 years	5.73 years

The risk-free rate is determined based on U.S. treasury yields that most closely approximate the option’s expected life. The dividend yield is calculated based on the average annualized dividends paid during the most recent five-year period. It excludes the special dividend paid in 2010. The expected volatility is calculated based on the mean reversion of RLI’s stock. Prior to the second quarter of 2009, it was calculated by computing the weighted average of the most recent one-year volatility, the most recent volatility based on expected life and the median of the rolling volatilities based on the expected life of RLI stock. The expected option life is determined based on historical exercise behavior and the assumption that all outstanding options will be exercised at the midpoint of the current date and remaining contractual term, adjusted for the demographics of the current year’s grant.

Prior to 2011, directors participated in the Non-Employee Directors’ Stock Plan under which directors could receive awards of company stock. All stock awards to outside directors in 2009 were made under the omnibus plan, and the 2010 and 2011 awards were made under the LTIP. The company terminated such plan and thus no further stock will be awarded under the plan.

Total shares awarded to outside directors under the plans (LTIP in 2011, both the LTIP and omnibus plan in 2010 and omnibus plan in 2009) were 1,541 in 2011, 2,474 in 2010 and 4,852 in 2009. Shares were awarded at an average share price of $54.95 in 2011, $55.20 in 2010 and $51.83 in 2009. We recognized $84,676 of expense relating to awards in 2011, compared to $0.1 million in 2010 and $0.3 million in 2009.

POST-RETIREMENT BENEFITS OTHER THAN PENSION

In 2002, we began offering certain eligible employees post-employment medical coverage. Under our plan, employees who retire at age 55 or older with 20 or more years of company service may continue medical coverage under our health plan. Former employees who elect continuation of coverage pay the full COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985) rate and coverage terminates upon reaching age 65. We expect a relatively small number of employees will use this benefit and thus expect any corresponding liability will be immaterial. The COBRA rate established for participating employees has historically covered the cost of providing this coverage.

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

Year-end statutory surplus presented in the table below includes $14.7 million of RLI stock (cost basis of $64.6 million) held by Mt. Hawley Insurance Company. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our consolidated financial statements.

The following table includes selected information for our insurance subsidiaries for the year ending and as of December 31:

(in thousands)	2011		2010	2009
Consolidated net income, statutory basis	$118,922	*	$143,091	$116,332
Consolidated surplus, statutory basis	$710,186		$732,379	$784,161

*Includes statutory net income of CBIC for the 12-month period ended December 31, 2011.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Insurance Company (RLI Ins.) policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Stand-alone net income for RLI Ins. was $139.0 million for 2011, while stand-alone policyholder surplus was $710.2 million. Based on the calculation of this limitation, the maximum dividend distribution that can be paid by RLI Ins. for any rolling 12-month period ending during 2012, without prior approval, would be $139.0 million, which represents RLI Ins.’s net income for 2011. The 12-month rolling dividend limitation in 2011, based on the above criteria, was $129.3 million (or RLI Ins.’s 2010 net income). In 2011, total cash dividends of $150.0 million were paid by RLI Ins., $25.0 million in June 2011 and $125.0 million in December 2011. The entire $150.0 million was paid as an extraordinary dividend after seeking and receiving approval from the Illinois regulatory authorities in June and October, respectively. In 2010, total cash dividends of $208.0 million were paid by RLI Ins., $150.0 million of which was paid on December 29, 2010. Thus, any dividend paid by RLI Ins. through December 29, 2011 would exceed the 12-month rolling dividend limitation. Again in 2012, due to the 12-month rolling dividend limitation and the large affiliate dividend paid in December 2011, RLI Ins. will be limited in amounts it can pay in dividends without seeking approval from Illinois regulatory authorities. The extraordinary dividend paid to RLI Corp. in December 2011 was used to support the special dividend paid to shareholders on December 20, 2011. The balance of the 2011 dividends paid to RLI Corp. were to provide additional capital for the share repurchase plan, regular quarterly shareholder dividends, interest on senior notes and general corporate expenses.

10. COMMITMENTS AND CONTINGENT LIABILITIES

We are party to numerous claims, losses and litigation matters that arise in the normal course of our business. Many of such claims, losses or litigation matters involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and losses will not have a material adverse effect on our financial condition, results of operations or cash flows. We are also involved in various other legal proceedings and litigation unrelated to our insurance business that arise in the ordinary course of business operations. Management believes that any liabilities that may arise as a result of these legal matters will not have a material adverse effect on our financial condition or results of operations.

We have operating lease obligations for regional office facilities. These leases expire in various years through 2019. Expense associated with these leases totaled $5.0 million in 2011, $4.2 million in 2010 and $4.1 million in 2009. Minimum future rental payments under non-cancellable leases are as follows:

(in thousands)
2012	$4,328
2013	3,348
2014	3,361
2015	2,581
2016	1,647
2017-2019	1,694
Total minimum future rental payments	$16,959

11. OPERATING SEGMENT INFORMATION

The following table summarizes our segment data based on the internal structure and reporting of information as it is used by management. The segments of our insurance operations include casualty, property and surety.

The casualty portion of our business consists largely of general liability, personal umbrella, transportation, executive products, commercial umbrella, multi-peril program and package business and other specialty coverages, such as our professional liability for design professionals. We also offer fidelity and crime coverage for commercial insureds and select financial institutions. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment is also subject to inflation risk and may be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment is comprised primarily of commercial fire, earthquake, difference in conditions, marine, facultative and treaty reinsurance, including crop, and select personal lines policies, including pet insurance and homeowners coverage in the state of Hawaii. Property insurance and reinsurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coast, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by minimizing the total policy limits written in a particular region, purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates that help us carefully manage the concentration of risks exposed to catastrophic events. Our assumed multi-peril crop and hail treaty reinsurance business covers revenue shortfalls or production losses due to natural causes such as drought, excessive moisture, hail, wind, frost, insects and disease. Significant aggregation of these losses is mitigated by the Federal Government reinsurance program that provides stop loss protection inuring to our benefit.

The surety segment specializes in writing small-to-large commercial and contract surety coverages, as well as those for the energy, petrochemical and refining industries. We offer miscellaneous bonds, including license and permit, notary and court bonds. Often, our surety coverages involve a statutory requirement for bonds. While these bonds maintained a relatively low loss ratio, losses may fluctuate due to adverse economic conditions affecting the financial viability of our insureds. The contract surety product guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to adverse economic conditions causing the deterioration of a contractor’s financial condition. This line has historically produced marginally higher loss ratios than other surety lines during economic downturns.

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

The following tables provide financial data used by management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various support departments. While depreciation and amortization charges have been included in these measures via our expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule.

REVENUES

(in thousands)	2011	2010	2009
Casualty	$236,198	$232,047	$265,957
Property	203,660	181,645	155,303
Surety	98,594	79,690	70,701
Segment totals before income taxes	$538,452	$493,382	$491,961
Net investment income	63,681	66,799	67,346
Net realized gains (losses)	17,036	23,243	(12,755)
Total	$619,169	$583,424	$546,552

INSURANCE EXPENSES

(in thousands)	2011	2010	2009
Loss and settlement expenses:
Casualty	$85,091	$114,861	$123,366
Property	101,969	82,463	68,606
Surety	13,024	4,008	11,416
Segment totals before income taxes	$200,084	$201,332	$203,388
Policy acquisition costs:
Casualty	$64,717	$60,280	$69,245
Property	57,656	53,055	51,886
Surety	55,352	44,736	40,889
Segment totals before income taxes	$177,725	$158,071	$162,020
Other insurance expenses:
Casualty	$22,215	$20,474	$21,934
Property	13,481	12,042	11,550
Surety	8,616	6,068	6,284
Segment totals before income taxes	$44,312	$38,584	$39,768
Total	$422,121	$397,987	$405,176

NET EARNINGS (LOSSES)

(in thousands)	2011	2010	2009
Casualty	$64,175	$36,432	$51,412
Property	30,554	34,085	23,261
Surety	21,602	24,878	12,112
Net underwriting income	$116,331	$95,395	$86,785
Net investment income	63,681	66,799	67,346
Realized gains (losses)	17,036	23,243	(12,755)
General corporate expense and interest on debt	(13,816)	(14,048)	(13,991)
Equity in earnings of unconsolidated investees	6,497	7,101	5,052
Total earnings before income taxes	$189,729	$178,490	$132,437
Income taxes	$59,138	$51,058	$38,592
Total	$130,591	$127,432	$93,845

The following table further summarizes net premiums earned by major product type within each segment:

	Year ended December 31,
(in thousands)	2011	2010	2009
CASUALTY
General liability	$85,020	$96,659	$115,439
Commercial and personal umbrella	63,020	61,370	62,388
Commercial transportation	34,106	40,262	42,185
P&C package business	16,379	—	—
Executive products	14,665	13,624	13,936
Professional services	13,151	6,202	2,487
Specialty programs	4,325	7,188	21,577
Other casualty	5,532	6,742	7,945
Total	$236,198	$232,047	$265,957
PROPERTY
Commercial property	$80,743	$80,471	$81,828
Marine	51,654	47,981	52,470
Crop reinsurance	34,935	27,082	—
Property reinsurance	19,925	14,664	9,402
Other property	16,403	11,447	11,603
Total	$203,660	$181,645	$155,303
SURETY
Miscellaneous	$34,837	$24,855	$23,406
Contract	24,354	18,970	14,129
Commercial	21,317	18,869	16,550
Oil and gas	18,086	16,996	16,616
Total	$98,594	$79,690	$70,701
Grand total	$538,452	$493,382	$491,961

        Effective January 2011, the fidelity division that was previously included in the surety segment was reclassified to the casualty segment. All comparative periods have been reclassified to reflect the change. This reclassification had a minimal effect on each segment and constituted a 2011 increase of $0.8 million in casualty revenue (with a corresponding decrease in surety revenue) and a $1.2 million 2011 decrease in net earnings for the casualty segment (with a corresponding increase for the surety segment). In addition, miscellaneous professional liability and cyber-liability coverages, which were previously included in our executive products group, were moved to our professional services group. Both of these groups are within our casualty segment.

12. UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2011
Net premiums earned	$116,051	$130,826	$146,552	$145,023	$538,452
Net investment income	16,303	15,180	15,954	16,244	63,681
Net realized investment gains (losses)	4,472	10,050	(177)	2,691	17,036
Earnings before income taxes	38,906	71,405	38,119	41,299	189,729
Net earnings	26,461	47,381	26,057	30,692	130,591
Basic earnings per share(1)	$1.26	$2.25	$1.24	$1.45	$6.20
Diluted earnings per share(1)	$1.24	$2.22	$1.22	$1.43	$6.09
2010
Net premiums earned	$116,264	$121,758	$128,334	$127,026	$493,382
Net investment income	16,600	16,765	16,762	16,672	66,799
Net realized investment gains	6,463	4,291	4,527	7,962	23,243
Earnings before income taxes	34,802	52,229	41,003	50,456	178,490
Net earnings	24,221	34,994	27,965	40,252	127,432
Basic earnings per share(1)	$1.14	$1.66	$1.34	$1.92	$6.06
Diluted earnings per share(1)	$1.13	$1.65	$1.33	$1.90	$6.00

(1)	Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

13. ACQUISITION

On April 28, 2011, we closed on the purchase of CBIC through an acquisition of its holding company, Data and Staff Service Co., for $135.9 million in cash. Prior to the acquisition, CBIC was a privately held, Seattle-based insurance company specializing in surety bonds and related niche property and casualty insurance products. The company serves over 30,000 contractors and over 4,000 insurance agents and brokers nationwide. CBIC is a leading writer of contractor license bonds in the Northwest.

During the second quarter, we began our integration of CBIC operations and personnel into the normal operations of our company and our fair value analysis on CBIC’s opening balance sheet. The consolidated financial statements include CBIC’s results of operations from April 28, 2011 and its assets and liabilities as of December 31, 2011.

Goodwill of $20.4 million, representing the difference between the purchase consideration and the fair value of assets acquired less liabilities assumed, was recorded. In addition, $14.5 million of separately identifiable intangible assets resulting from the valuations of trade name, insurance licenses, acquired software and agency-related relationships have been recognized ($13.9 million net of related amortization). The valuation of insurance policies in force, including the value of business acquired (VOBA), was $10.8 million at acquisition. VOBA is included within deferred policy acquisition costs on our consolidated balance sheet. This asset is amortized as the corresponding unearned premium (UEP) acquired ($29.5 million) is earned as revenue. As of December 31, 2011, nearly 70 percent of the UEP acquired had been earned as revenue. As a result, a similar percentage of VOBA was amortized to expense. At December 31, 2011, $9.0 million of the UEP acquired remained, as does $3.2 million of VOBA. In accordance with GAAP, fair value accounting effects may be adjusted up to one year from the acquisition date upon finalization of the valuation process. However, we concluded our analysis in the fourth quarter of 2011.

During 2011, CBIC contributed $36.0 million of gross premiums written. Premium of $20.3 million impacted the casualty segment with the remaining $15.7 million going to the surety segment. CBIC contributed an underwriting loss of $0.1 million and net investment income of $2.2 million since acquisition.

Including the aforementioned intangibles and VOBA, various line items on the balance sheet were also impacted by the acquisition of CBIC. The acquisition added $261.1 million to total consolidated assets and $123.0 million to total consolidated liabilities at December 31, 2011.

Letters of Responsibility

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RLI Corp.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chicago, Illinois

February 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

RLI Corp.:

We have audited RLI Corp.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). RLI Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Controls and Procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, RLI Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

RLI Corp. acquired Contractors Bonding and Insurance Company (CBIC) during 2011. Management excluded from its assessment of the effectiveness of RLI Corp.’s internal control over financial reporting as of December 31, 2011, CBIC’s internal control over financial reporting associated with total assets of $261 million and total gross premiums written of $36 million included in the consolidated financial statements of RLI Corp. and Subsidiaries as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of RLI Corp. also excluded an evaluation of the internal control over financial reporting of CBIC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of earnings and comprehensive earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chicago, Illinois

February 28, 2012

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

Management has established and maintains internal control throughout its operations that is designed to provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management’s authorization. Internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. Management considers the recommendations of its internal auditor and independent registered public accounting firm concerning the Company’s internal control and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented.

The accompanying consolidated financial statements have been audited by KPMG LLP (KPMG), an independent registered public accounting firm selected by the audit committee and approved by the shareholders. Management has made available to KPMG all of the Company’s financial records and related data, including minutes of directors’ meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.

The audit committee is comprised of four independent directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent registered public accounting firm and the internal auditor have ready access to the audit committee.

/s/ Jonathan E. Michael
Jonathan E. Michael
Chairman & CEO

/s/ Thomas L. Brown
Thomas L. Brown
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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in internal control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have excluded from our evaluation the internal control over financial reporting of Contractors Bonding and Insurance Company (CBIC), which we acquired on April 28, 2011, as discussed in note 13 to the consolidated financial statements in this annual report. As of December 31, 2011, total assets subject to CBIC’s internal control over financial reporting represented $261 million, or 10 percent, of our total assets. Total gross premiums written subject to CBIC’s internal control over financial reporting represented $36 million, or 5 percent, of total gross premiums written for the year ended December 31, 2011. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our internal control over financial reporting as of December 31, 2011 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Jonathan E. Michael
Jonathan E. Michael
Chairman & CEO

/s/ Thomas L. Brown
Thomas L. Brown
Vice President, CFO

Glossary

ADMITTED COMPANY

An insurer domiciled in one state and licensed to do business in one or more other states.

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

MARKET CAP

Short for market capitalization. The value of a company as determined by the stock market. Multiply the share price by the number of outstanding shares. Can change daily.

MARKET VALUE POTENTIAL (MVP)

An RLI incentive plan covering all employees that requires we generate a return in excess of our cost of capital, aligning our interests with those of shareholders.

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

STANDARD LINES VS. SPECIALTY LINES

Those insurance coverages or target market segments that are commonly insured through large, admitted insurers using standard forms and pricing. This is in contrast to unique insurance coverages or selected market niches that are served by only a single insurer or a select group of insurers, often with unique coverage forms and pricing approach.

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

Company Leaders

EXECUTIVE TEAM

(left to right, top to bottom)

Thomas L. Brown, CPA: Vice President, CFO (1, 2, 3, 4, 5) and Treasurer (1, 2, 3, 4) • Industry experience: 31 years • Joined RLI in 2011 in current position.

Todd W. Bryant, CPA, CPCU: Vice President, Controller (1, 2, 3, 4, 5) • Industry experience: 18 years • Joined RLI in 1993 • Prior positions include: chief accountant and AVP financial reporting. Promoted to current position in 2009.

Seth A. Davis, CFA, CIA, CPCU: Vice President, Internal Audit (2, 3, 4, 5) • Industry experience: 16 years • Joined RLI in 2004 • Prior position: manager, internal audit. Promoted to current position in 2005.

Aaron P. Diefenthaler, CFA: Vice President, Chief Investment Officer (1, 2, 3, 4, 5) • Industry experience: 10 years • Joined RLI in 2012 in current position.

Donald J. Driscoll: Vice President, Claim (2, 3, 4, 5) • Industry experience: 26 years • Joined RLI in 1996 • Prior positions include: director of coverage and casualty claims and AVP. Promoted to current position in 2000.

Jeffrey D. Fick: Vice President, Human Resources (1, 2, 3, 4, 5) • Industry experience: 7 years • Joined RLI in 2005 in current position.

Aaron H. Jacoby: Vice President, Corporate Development (1, 2, 3, 4) • Industry experience: 10 years • Joined RLI in 2001 • Prior position: director of corporate development. Promoted to current position in 2004.

Daniel O. Kennedy: Vice President, General Counsel (1, 2, 3, 4, 5), Corporate Secretary (1) • Industry experience: 6 years • Joined RLI in 2006 in current position.

Craig W. Kliethermes, FCAS, MAAA, CPCU: Sr. Vice President, Risk Services (2, 3, 4, 5) • Industry experience: 27 years • Joined RLI in 2006 • Prior position: VP of actuarial and risk services. Promoted to current position in 2009.

Jonathan E. Michael: Chairman & CEO (1, 2, 3, 4, 5) • Industry experience: 35 years • Joined RLI in 1982 • Prior positions include: controller, vice president of finance and CFO, executive vice president, president and CEO/COO of principal insurance subsidiaries.

Murali Natarajan: Vice President, Information Technology (2, 3, 4, 5) • Industry experience: 15 years • Joined RLI in 1997 • Prior positions include: director of application development and AVP solutions delivery. Promoted to current position in 2012.

Michael J. Stone: President & COO (2, 3, 4, 5) • Industry experience: 42 years • Joined RLI in 1996 • Prior positions include: vice president, claim; senior VP and executive VP. Promoted to current position in 2002.

1: RLI Corp.

2: RLI Insurance Company

3: Mt. Hawley Insurance Company

4: RLI Indemnity Company

5: Contractors Bonding and Insurance Company

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

Barbara R. Allen (1, 2): Director since 2006 • Retired President of Proactive Partners • Prior positions: partner, The Everest Group; executive vice president international foods, Quaker Oats; vice president, corporate strategic planning, Quaker Oats; president, frozen foods division, Quaker Oats; vice president marketing, Quaker Oats; president, corporate supplier division, Corporate Express; CEO, WUSA.

John T. Baily (2, 3): Director since 2003 • Retired President of Swiss Re Capital Partners • Prior positions: national insurance industry chairman & partner, Coopers & Lybrand LLP (now known as PricewaterhouseCoopers LLP) • Board/trustee memberships: director, Endurance Specialty Holdings Ltd.; director, Golub Capital BDC, Inc.; director, CIFG; chairman of the board, Albright College.

Jordan W. Graham (1, 5): Director since 2004 • Managing Director for Quotient Partners providing strategy and advisor services to financial, information services and technology businesses • Prior positions: president of FICO consumer services and executive vice president FICO scoring and predictive analytics, FICO, Inc.; managing director & head of North America business development, global transaction services division, Citigroup; vice president, services industries internet strategy consulting practice, internet business solutions group, Cisco Systems; managing director & global head, financial services industry internet strategy consulting practice, Cisco Systems.

Gerald I. Lenrow, Esq. (1, 2): Director since 1993 • In private law practice, providing consultation services to members of the insurance industry since 1999 • Prior positions: consultant, General Reinsurance Corporation and Cologne Life Re; partner, Coopers & Lybrand LLP (now known as PricewaterhouseCoopers LLP).

Charles M. Linke (3, 4): Director since 2003 • Professor Emeritus of Finance at the University of Illinois (Urbana-Champaign) • Prior positions: CEO, Economics Et Cetera, Inc.; IBE distinguished professor of finance; chair, department of finance, University of Illinois; associate dean of graduate studies, University of Illinois; associate dean of executive education, University of Illinois.

F. Lynn McPheeters (1, 4): Director since 2000 • Retired Vice President & CFO of Caterpillar Inc. • Prior positions: corporate treasurer, Caterpillar Inc.; executive vice president, financial services corporation, Caterpillar Inc.; secretary-treasurer, Hong Kong, Caterpillar Inc.; finance manager, Europe, Caterpillar Inc.; distribution finance manager, Japan, Caterpillar Inc. • Board/trustee memberships: director, Microlution, Inc.; director, Crosslink; member and past-president, Southern Illinois University Carbondale foundation board.

Jonathan E. Michael: Director since 1997 • Chairman & CEO of RLI Corp. • Prior positions: associate, Coopers & Lybrand LLP (now known as PricewaterhouseCoopers LLP) • Board/trustee memberships: director, SS&C Technologies Holdings, Inc.; director, Maui Jim, Inc.; director, Marshall County State Bank; 1st vice chair, PCI board of governors; member, Illinois Neurological Institute advisory board; member, Peoria’s CEO Roundtable; member and past-president, OSF Saint Francis Medical Center’s community advisory board.

Robert O. Viets, JD, CPA (2, 3): Director since 1993 • President of ROV Consultants, LLC • Prior positions: president, CEO & director, CILCORP Inc.; consultant, AES Corporation; CPA, Arthur Andersen & Co. • Board/trustee memberships: director, Patriot Coal Corporation.

1: Executive Resources Committee

2: Audit Committee

3: Nominating/Corporate Governance Committee

4: Finance and Investment Committee

5: Strategy Committee

FIELD OFFICERS

CASUALTY

Chad S. Berberich: Vice President, Executive Products Group (Dallas, Tex.) • Industry experience: 15 years

Carol J. Denzer: Vice President, Contrac Pac (Peoria, Ill.) • Industry experience: 26 years

David A. Dunn: President, RLI Transportation (Atlanta, Ga.) • Industry experience: 35 years

Richard W. Quehl: Vice President, Specialty Markets, Personal & Commercial Lines (Peoria, Ill.) • Industry experience: 42 years

Paul J. Simoneau: Vice President, Casualty Brokerage (Glastonbury, Conn.) • Industry experience: 34 years

L. Leonard Waldhauser IV: Vice President, Professional Services Group (Philadelphia, Pa.) • Industry experience: 18 years

PROPERTY

J. Kevin Brawley, CPCU, ARM, AMIM: President, RLI Re (Stamford, Conn.) • Industry experience: 34 years

Robert J. Schauer: President, RLI Marine (New York, N.Y.) • Industry experience: 24 years

Jeffrey S. Wefer: Senior Vice President, E&S Property (Chicago, Ill.) • Industry experience: 40 years

SURETY

Roy C. Die: Vice President, Surety (Houston, Tex.) • Industry experience: 24 years

David C. Sandoz: Vice President, Surety (Peoria, Ill.) • Industry experience: 35 years

CLAIM

Brian J. Casey: Vice President and Claim Counsel (Greensboro, Ga.) • Industry experience: 27 years

CONTRACTORS BONDING AND INSURANCE COMPANY

Robert M. Ogle: Vice President and Treasurer, Contractors Bonding and Insurance Company (Seattle, Wash.) • Industry experience: 23 years

Selected Financial Data

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2011.

(amounts in thousands, except per share data)	2011		2010	2009	2008	2007
OPERATING RESULTS
Gross premiums written(1)	$702,107		636,316	631,200	681,169	739,334
Consolidated revenue	$619,169		583,424	546,552	561,012	652,345
Net earnings	$130,591		127,432	93,845	78,676	175,867
Comprehensive earnings (loss)(2)	$151,924		146,013	156,126	(1,895)	166,423
Net cash provided from operating activities	$117,991	(8)	100,235	127,759	161,334	127,023
FINANCIAL CONDITION
Total investments and cash	$1,900,288		1,803,021	1,852,502	1,658,828	1,839,777
Total assets	$2,695,170		2,514,592	2,538,653	2,419,401	2,626,523
Unpaid losses and settlement expenses	$1,150,714		1,173,943	1,146,460	1,159,311	1,192,178
Total debt	$100,000		100,000	100,000	100,000	127,975
Total shareholders’ equity	$818,852		791,376	832,250	708,154	774,422
Statutory surplus(3)	$710,186		732,379	784,161	678,041	752,004
SHARE INFORMATION
Net earnings per share:
Basic	$6.20		6.06	4.35	3.65	7.46
Diluted	$6.09		6.00	4.32	3.60	7.30
Comprehensive earnings (loss) per share:(2)
Basic	$7.21		6.95	7.24	(0.09)	7.06
Diluted	$7.09		6.87	7.18	(0.09)	6.91
Cash dividends declared per share:
Ordinary	$1.19		1.15	1.08	0.99	0.87
Special(4)	$5.00		7.00
Book value per share(4)	$38.69		37.75	39.14	32.98	34.95
Closing stock price(4)	$72.86		52.57	53.25	61.16	56.79
Stock split
Weighted average shares outstanding:(5)(6)
Basic	21,078		21,020	21,562	21,540	23,574
Diluted	21,434		21,241	21,731	21,848	24,085
Common shares outstanding	21,162		20,965	21,265	21,474	22,155
OTHER NON-GAAP
FINANCIAL INFORMATION(1)
Net premiums written to statutory surplus(3)	77%		66%	60%	76%	72%
GAAP combined ratio(7)	78.4		80.7	82.3	84.2	71.4
Statutory combined ratio(3)(7)	79.1	(9)	81.4	83.9	85.7	73.3

(amounts in thousands, except per share data)	2006	2005	2004		2003		2002		2001
OPERATING RESULTS
Gross premiums written(1)	799,013	756,012	752,588		742,477		707,453		511,985
Consolidated revenue	632,708	569,302	578,800		519,886		382,153		309,354
Net earnings	134,639	107,134	73,036		71,291		35,852		31,047
Comprehensive earnings (loss)(2)	156,999	83,902	81,354		97,693		13,673		11,373
Net cash provided from operating activities	171,775	198,027	188,962		191,019		161,971		77,874
FINANCIAL CONDITION
Total investments and cash	1,828,241	1,697,791	1,569,718		1,333,360		1,000,027		793,542
Total assets	2,771,296	2,735,870	2,468,775		2,134,364		1,719,327		1,390,970
Unpaid losses and settlement expenses	1,318,777	1,331,866	1,132,599		903,441		732,838		604,505
Total debt	100,000	115,541	146,839		147,560	(10)	54,356		77,239
Total shareholders’ equity	756,520	692,941	623,661		554,134		456,555	(5)	335,432
Statutory surplus(3)	746,905	690,547	605,967	(10)	546,586	(10)	401,269	(5)	289,997
SHARE INFORMATION
Net earnings per share:
Basic	5.40	4.21	2.90		2.84		1.80		1.58
Diluted	5.27	4.07	2.80		2.76		1.75		1.55
Comprehensive earnings (loss) per share:(2)
Basic	6.30	3.30	3.23		3.89		0.69		0.58
Diluted	6.14	3.19	3.12		3.78		0.67		0.57
Cash dividends declared per share:
Ordinary	0.75	0.63	0.51		0.40		0.35		0.32
Special(4)	31.17	27.12	24.64		22.02		18.50	(5)	16.92
Book value per share(4)	56.42	49.87	41.57		37.46		27.90		22.50
Closing stock price(4)							200	%(6)
Stock split
Weighted average shares outstanding:(5)(6)
Basic	24,918	25,459	25,223		25,120		19,937		19,630
Diluted	25,571	26,324	26,093		25,846		20,512		20,004
Common shares outstanding	24,273	25,551	25,316		25,165		24,681		19,826
OTHER NON-GAAP FINANCIAL INFORMATION(1)
Net premiums written to statutory surplus(3)	74%	72%	84%		87%		103%		109%
GAAP combined ratio(7)	84.1	86.0	92.2		92.0		95.6		97.2
Statutory combined ratio(3)(7)	84.0	86.7	93.8		93.1		92.4		95.8

(1)	See page 7 for information regarding non-GAAP financial measures.

(2)	See note 1.P to the consolidated financial statements.

(3)

Ratios and surplus information are presented on a statutory basis. As discussed further in the MD&A and note 9 to the consolidated financial statements, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Reporting of statutory surplus is a required disclosure under GAAP.

(4)

On December 1, 2010, the RLI Corp. Board of Directors declared a special cash dividend of $7.00 per share. The dividend was paid on December 29, 2010, to shareholders of record as of December 16, 2010, and totaled $146.7 million. On November 17, 2011, the Board declared a special cash dividend of $5.00 per share. The dividend was paid on December 20, 2011, to shareholders of record as of November 30, 2011, and totaled $105.8 million. The special dividend produced corresponding decreases to book value per share, as well as decreases on stock price.

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

(8)

Operating cash flow for 2011 includes a $50.0 million cash deposit that we received from a commercial surety customer in lieu of credit. This is a timing issue and will flow out of cash as collateral is released or if the customer posts an LOC.

(9)	Includes statutory results of CBIC post-acquisition.

(10)

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

Investor Information

ANNUAL MEETING

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 3, 2012, in Peoria, Illinois.

TRADING AND DIVIDEND INFORMATION

	Closing Stock Price			Dividends
2011	High	Low	Ending	Declared
1st Quarter	$58.91	$50.98	$57.65	$0.29
2nd Quarter	61.92	57.87	61.92	0.30
3rd Quarter	66.28	56.50	63.58	0.30
4th Quarter	74.16	61.50	72.86	5.30

	Closing Stock Price			Dividends
2010	High	Low	Ending	Declared
1st Quarter	$57.22	$49.91	$57.02	$0.28
2nd Quarter	59.49	52.51	52.51	0.29
3rd Quarter	57.14	51.49	56.62	0.29
4th Quarter	61.09	51.66	52.57	7.29

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid dividends for 142 consecutive quarters and increased dividends in each of the last 36 years. On December 20, 2011, RLI paid a special cash dividend of $5.00 per share to shareholders of record as of November 30, 2011.

STOCK OWNERSHIP

December 31, 2011	Shares	%
Officers/Directors	750,212	3.5%
ESOP	1,608,935	7.6%
Institutions & other public	18,802,990	88.9%
Total outstanding	21,162,137	100.0%

RLI common stock ownership by officers/directors declined in 2011 to 3.5 percent from 10.1 percent in 2010 with the retirement of Founder and Chairman Gerald D. Stephens and Senior Vice President and CFO Joseph E. Dondanville.

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

REQUESTS FOR ADDITIONAL INFORMATION

Electronic versions of the following documents are, or will be made, available on our website: 2011 annual report; 2012 proxy statement; 2011 annual report on form 10-K; code of conduct; corporate governance guidelines; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees of our board. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

COMPANY FINANCIAL STRENGTH RATINGS

A.M. Best:	A+ (Superior)	RLI Group
	A (Excellent)	Contractors Bonding and Insurance Company
Standard & Poor’s:	A+ (Strong)	RLI Insurance
Company
	A+ (Strong)	Mt. Hawley
Insurance
Company
Moody’s:	A2 (Good)	RLI Insurance
Company
	A2 (Good)	Mt. Hawley
Insurance
Company
	A2 (Good)	RLI Indemnity
Company

CONTACTING RLI

For investor relations requests and management’s perspective on specific issues, contact Aaron Jacoby, Vice President, Corporate Development, at (309) 693-5880 or at aaron.jacoby@rlicorp.com.

Turn to the back cover for corporate headquarters contact information.

Find comprehensive investor information at www.rlicorp.com.

9025 N. LINDBERGH DRIVE • PEORIA, ILLINOIS 61615-1431
P: 309-692-1000 • 800-331-4929 • F: 309-692-1068
www.rlicorp.com

RLI
DIFFERENT WORKS

©2012 RLI CORP. • .8M